SPRING CREEK ACQUISITION CORP.
10F, ROOM #1005, FORTUNE INT’L BUILDING
NO. 17, NORTH DALIUSHU ROAD
HAIDIAN DISTRICT, BEIJING 100081
PEOPLE’S REPUBLIC OF CHINA

TO THE SHAREHOLDERS OF
SPRING CREEK ACQUISITION CORP.:

You are cordially invited to attend an extraordinary general meeting of shareholders of Spring Creek Acquisition Corp. (“Spring Creek”) to be held on March 26, 2009.  At the meeting, you will be asked to consider proposals to approve the acquisition by Spring Creek of all of the outstanding securities of AutoChina Group Inc., referred to in this proxy statement as AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek.  AutoChina is a leading one-stop commercial vehicle financing and consumer automobile sales company in China.  Founded in 2005 by Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle financing and sales of branded automobiles through its nationally recognized dealer network.

The extraordinary general meeting will be held at 12:00 noon, local time, on March 26, 2009, at the offices of Spring Creek’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154.  At this important meeting, you will be asked to consider and vote upon the following:

•
The proposed acquisition by Spring Creek of all of the outstanding securities of AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek and the transactions contemplated by the share exchange agreement, dated as of February 4, 2009 by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and Spring Creek.  This agreement is referred to as the share exchange agreement and the acquisition of all of the outstanding shares of AutoChina pursuant to the share exchange agreement as the acquisition.  This proposal is referred to as the acquisition proposal;

•	To elect three (3) directors to the Board of Directors of Spring Creek each to serve until his or her term has expired and until his or her successor is duly elected and qualified;

•
The adoption of the AutoChina International Limited 2009 Equity Incentive Plan, or the “incentive plan,” which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of Spring Creek, representing up to approximately 10% of Spring Creek’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of Spring Creek and its subsidiaries;

•
Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association and passing the required resolution to change Spring Creek’s corporate name to AutoChina International Limited as a special resolution;

•	Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association as described in this proxy statement as a special resolution; and

•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

Pursuant to Spring Creek’s Amended and Restated Memorandum and Articles of Association, Spring Creek is required to obtain shareholder approval of the acquisition.  Spring Creek’s initial shareholders have agreed to vote the 1,293,750 ordinary shares of Spring Creek (which includes 1,254,938 shares owned by Spring Creek’s current officers and directors) owned by them prior to Spring Creek’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

In addition, each shareholder (other than Spring Creek’s initial shareholders) who votes against the acquisition has the right to concurrently demand that Spring Creek redeem his or her shares for cash equal to a pro rata portion of the trust account in which the net proceeds of Spring Creek’s initial public offering were deposited.  Spring Creek will not be permitted to consummate the acquisition if holders of 2,070,000 or more of the shares purchased in Spring Creek’s initial public offering (such figure representing 40% of the shares sold in Spring Creek’s initial public offering) vote against the acquisition and demand redemption of their shares.  In the event that the acquisition is not consummated, Spring Creek may continue to seek an alternative target business.

To avoid being required to liquidate, as provided in its charter, Spring Creek needs, by September 4, 2009, to consummate a business combination or enter into a letter of intent, agreement in principle or definitive agreement relating to a business combination, in which case Spring Creek would be allowed an additional twelve months to complete a business combination. Under its charter as currently in effect, if Spring Creek does not acquire at least majority control of a target business by, at latest, September 4, 2010, Spring Creek will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. Following dissolution, Spring Creek would no longer exist as a corporation.

Upon the closing of the transactions contemplated in the share exchange agreement, Spring Creek will acquire 100% of the issued and outstanding shares of AutoChina in exchange for an aggregate of 8,606,250 Spring Creek ordinary shares in upfront consideration, of which 10% will be held back and placed in escrow. Upon consummation of the acquisition, Spring Creek will change its name to AutoChina International Limited.

The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the share exchange agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the share exchange agreement, in each case less any damages claimed pursuant to the indemnification provisions of the share exchange agreement at the time of such release. In addition, pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina’s current shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.

Immediately after completion of the acquisition, if no shareholder exercises his or her redemption rights, Spring Creek’s current shareholders will own approximately 42.9% of Spring Creek’s outstanding ordinary shares (assuming no Spring Creek warrants are exercised). Spring Creek’s public shareholders alone will own approximately 34.3% of the combined company, its initial shareholders, including its officers and directors, will own approximately 8.6% of the combined company, and former AutoChina shareholders will own approximately 57.1% of the combined company. Following the acquisition, the officers and directors of Spring Creek and AutoChina combined will beneficially own approximately 65.7% of Spring Creek’s ordinary shares.

Spring Creek’s ordinary shares, warrants and units are quoted on the OTC Bulletin Board under the symbols SCRQF, SCRWF and SCRUF. AutoChina is a limited life Cayman Islands exempted company. Spring Creek expects its securities to continue to be quoted on the OTC Bulletin Board following consummation of the acquisition.

After careful consideration of all relevant factors, Spring Creek’s Board of Directors has determined that these proposals are fair to and in the best interests of Spring Creek and its shareholders, and has recommended that you vote or give instruction to vote “FOR” adoption of each of them.

Enclosed is a notice of extraordinary general meeting and proxy statement containing detailed information concerning the acquisition, the other proposals and the meeting. Whether or not you plan to attend the extraordinary general meeting, we urge you to read this material carefully and vote your shares.

I look forward to seeing you at the meeting.

Sincerely,

James Cheng-Jee Sha
Chief Executive Officer

YOUR VOTE IS IMPORTANT. WHETHER YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING OR NOT, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

SPRING CREEK ACQUISITION CORP.
10F, ROOM #1005, FORTUNE INT’L BUILDING
NO. 17, NORTH DALIUSHU ROAD
HAIDIAN DISTRICT, BEIJING 100081
PEOPLE’S REPUBLIC OF CHINA

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 26, 2009

TO THE SHAREHOLDERS OF
SPRING CREEK ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Spring Creek Acquisition Corp., a Cayman Islands company, will be held at 12:00 noon, local time, on March 26, 2009, at the offices of Spring Creek’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 to consider and vote upon proposals to approve:

•
The proposed acquisition by Spring Creek of all of the outstanding securities of AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek and the transactions contemplated by the share exchange agreement, dated as of February 4, 2009 by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and Spring Creek.  This agreement is referred to as the share exchange agreement and the acquisition of all of the outstanding shares of AutoChina pursuant to the share exchange agreement as the acquisition.  This proposal is referred to as the acquisition proposal;

•	To elect three (3) directors to the Board of Directors of Spring Creek each to serve until his or her term has expired and until his or her successor is duly elected and qualified;

•
The adoption of the AutoChina International Limited 2009 Equity Incentive Plan, or the “incentive plan,” which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of Spring Creek, representing up to approximately 10% of Spring Creek’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of Spring Creek and its subsidiaries;

•
Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association and passing the required resolution to change Spring Creek’s corporate name to AutoChina International Limited by special resolution;

•	Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association as described in this proxy statement by special resolution; and

•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

Pursuant to Spring Creek’s Amended and Restated Memorandum and Articles of Association, Spring Creek is required to obtain shareholder approval of the acquisition.  Spring Creek’s initial shareholders have agreed to vote the 1,293,750 ordinary shares of Spring Creek (which includes 1,254,938 shares owned by Spring Creek’s current officers and directors) owned by them prior to Spring Creek’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

The Board of Directors has fixed the record date as the close of business on March 5, 2009, the date for determining Spring Creek shareholders entitled to receive notice of and vote at the extraordinary general meeting and any adjournment thereof. Only holders of record of Spring Creek ordinary shares on that date are entitled to have their votes counted at the extraordinary general meeting or any adjournment.  These proxy materials are first being mailed to Spring Creek’s shareholders on or about March 12, 2009.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the extraordinary general meeting.  If you are a shareholder of record, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the extraordinary general meeting by obtaining a legal proxy from your brokerage firm or bank.  Your failure to vote or instruct your broker or bank how to vote will have the same effect as voting against the acquisition proposal and will have no effect on the vote to approve the proposals to amend Spring Creek’s Amended & Restated Memorandum and Articles of Association, regarding the election of directors, the incentive plan proposal or regarding the adjournment.

After careful consideration of all relevant factors, Spring Creek’s Board of Directors has determined that these proposals are fair to and in the best interests of Spring Creek and its shareholders, and has recommended that you vote or give instruction to vote “FOR” adoption of each of them.

Dated:  March 11, 2009

By Order of the Board of Directors,

James Cheng-Jee Sha
Chief Executive Officer

TABLE OF CONTENTS

Summary of The Material Terms of The Acquisition	4

Questions and Answers About The Acquisition and The Spring Creek Extraordinary General Meeting	5

Summary	11

Risk Factors	18

Price Range of Securities and Dividends	44

The Spring Creek Extraordinary General Meeting	46

Proposal to Acquire AutoChina	50

Material United States Federal Income Tax Considerations	66

Proposal to Elect Directors	73

Proposal to Approve the 2009 Equity Incentive Plan	74

Proposal to Change Name to AutoChina International Limited	78

Proposal to Amend Spring Creek’s Amended and Restated Memorandum and Articles of Association to Remove Certain Provisions That Are No Longer Applicable to Spring Creek	79

Proposal To Adjourn Or Postpone The Extraordinary general meeting For The Purpose of Soliciting Additional Proxies	81

Information About AutoChina	82

AutoChina Management’s Discussion and Analysis of Financial Condition And Results of Operations	97

Information About Spring Creek	105

Spring Creek Management’s Discussion And Analysis or Plan of Operations	108

Unaudited Pro Forma Condensed Combined Financial Statements	111

Directors and Management	118

Certain Relationships and Related Transactions	123

Beneficial Ownership of Securities	128

Shares Eligible For Future Sale	130

Spring Creek’s Securities	132

Shareholder Proposals	137

Delivery of Documents to Shareholders	137

Where You Can Find More Information	137

Index To Financial Statements	1

Annexes

A	-	Fairness opinion of Houlihan Smith & Company Inc.

B	-	Second Amended and Restated Memorandum and Articles of Association for Spring Creek

C	-	Share Exchange Agreement

D	-	Form of Amendment 1 to the Share Exchange Agreement

E	-	Incentive Plan

If you would like additional copies of this proxy, or if you have questions about the acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

To obtain timely delivery of requested materials, security holders must request the information no later than five business days before the date they submit their proxies or attend the extraordinary general meeting. The latest date to request the information to be received timely is March 19, 2009.

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION

This Proxy relates to the acquisition by Spring Creek of all of the outstanding securities of AutoChina, referred to in this proxy statement as AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek. The most material terms of the acquisition are as follows:

•
Spring Creek is a blank check company formed for the purpose of acquiring a business in Greater China which includes Hong Kong, Macau and Taiwan. AutoChina is a leading one-stop commercial vehicle financing and consumer automobile sales company in China.  Founded in 2005 by Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle financing and sales of branded automobiles through its nationally recognized dealer network. See the sections entitled “Information about Spring Creek” and “Information about AutoChina.”

•	Spring Creek will acquire all the outstanding equity securities of AutoChina.
•
The consummation of the transaction is subject to certain conditions including the approval of the transaction by Spring Creek’s shareholders and holders of fewer than 2,070,000 of Spring Creek’s public shares exercising certain redemption rights they possess. See the sections entitled “The Spring Creek Extraordinary General Meeting” and “Proposal to Acquire AutoChina.”

•
Pursuant to the share exchange agreement, on the closing date Spring Creek will have paid aggregate consideration of approximately $68,850,000 (based upon an agreed upon a share price of $8.00 per share), subject to adjustment, consisting of 8,606,250 shares of Spring Creek’s ordinary shares payable to the existing holders of AutoChina’s securities, 10% of which will be placed in an escrow account on the closing date.

•
Pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina’s current shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a certain minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.

•
It is a requirement that any business acquired by Spring Creek have a fair market value equal to at least 80% of its net assets at the time of acquisition. Based on the financial analysis of Houlihan Smith & Company Inc., or Houlihan Smith, used to approve the transaction, Spring Creek’s Board of Directors determined that this requirement was met and exceeded. See the section entitled “Proposal to Acquire AutoChina—Satisfaction of 80% Test.”

•
All current Spring Creek shareholders together will own approximately 42.9% of the post-acquisition company, a reduction in percentage ownership of 57.1%.  Current holders of Spring Creek’s publicly traded ordinary shares will own approximately 34.3%, a reduction in their percentage ownership of approximately 45.7%.

In addition, at the closing of the transaction, Spring Creek and the former AutoChina security holders who will own shares of Spring Creek’s ordinary shares will enter into a Share Escrow Agreement, Indemnification Agreement, Registration Rights Agreement and Voting Agreement.

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION
AND THE SPRING CREEK EXTRAORDINARY GENERAL MEETING

These questions and answers are only summaries of the matters they discuss.  Please read this entire proxy statement.

Q.	What is being voted on?	A.	You are being asked to vote on six proposals:

•
The proposed acquisition by Spring Creek of all of the outstanding securities of AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek and the transactions contemplated by the share exchange agreement, dated as of February 4, 2009 by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and Spring Creek.  This agreement is referred to as the share exchange agreement and the acquisition of all of the outstanding shares of AutoChina pursuant to the share exchange agreement as the acquisition;

		•	To elect three (3) directors to the Board of Directors of Spring Creek each to serve until his or her term has expired and until his or her successor is duly elected and qualified;

•
The adoption of the AutoChina International Limited 2009 Equity Incentive Plan, or the “incentive plan,” which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of Spring Creek, representing up to approximately 10% of Spring Creek’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of Spring Creek and its subsidiaries;

		•	Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association to change Spring Creek’s corporate name to AutoChina International Limited;

		•	Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association as described in this proxy statement; and

		•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

Pursuant to Spring Creek’s Amended and Restated Memorandum and Articles of Association, Spring Creek is required to obtain shareholder approval of the acquisition of AutoChina.

Q.	Why is Spring Creek proposing to elect three (3) directors to its Board of Directors?	A. Spring Creek is proposing to elect three (3) members to its Board of Directors in connection with the acquisition as provided in Amendment 1 to the share exchange agreement.

Q	Why is Spring Creek proposing the AutoChina International Limited 2009 Equity Incentive Plan?	A. Spring Creek is proposing to implement the incentive plan in order to be able to incentivize its employees with equity in Spring Creek.

Q	Why is Spring Creek proposing to amend its Amended and Restated Memorandum and Articles of Association?
A.       Spring Creek is proposing to amend its Amended and Restated Memorandum and Articles of Association at the time of the acquisition to change Spring Creek’s corporate name to AutoChina International Limited and to revise the Amended and Restated Memorandum and Articles of Association as specified on page 79.  Both changes will reflect that Spring Creek would then be an operating company.

Q.	Why is Spring Creek proposing to approve any adjournment or postponement of the extraordinary general meeting?
A.       Spring Creek is proposing to approve any adjournment or postponement of the extraordinary general meeting so that it may delay the meeting in the event that it appears that the other proposals to be presented at the meeting will not be approved. This will provide Spring Creek’s management and proxy solicitor more time to solicit shareholders to vote or change their votes.

Q.	Are any proposals conditioned on the approval of the other proposals?
A.       The proposals relating to the amendment of Spring Creek’s Amended and Restated Memorandum and Articles of Association, the incentive plan and election of directors will not be effected, even if approved, if the proposal relating to the acquisition of AutoChina is not approved. No other proposal is conditioned on the approval of any other proposal.

Q.	How do the Spring Creek insiders intend to vote their shares?
A.       Spring Creek’s initial shareholders have agreed to vote the 1,293,750 ordinary shares of Spring Creek (which includes 1,254,938 shares owned by Spring Creek’s current officers and directors and their affiliates) owned by them prior to Spring Creek’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Q.	What vote is required to approve the acquisition?
A.       Under Spring Creek’s Amended and Restated Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. If the holders of 2,070,000 or more shares purchased in Spring Creek’s initial public offering (public shareholders owning 40% or more of the ordinary shares sold in Spring Creek’s initial public offering) vote against the acquisition and demand that Spring Creek redeem their shares into pro rata portions of the trust account established at the time of the initial public offering (as described below), Spring Creek will not be permitted to consummate the acquisition pursuant to its Amended and Restated Memorandum and Articles of Association.

As noted above, all of Spring Creek’s founding shareholders, including all of its officers and directors, have agreed to vote their respective 1,293,750 initial shares in accordance with the majority of the ordinary shares voted by the public shareholders. As a result, if a majority of the ordinary shares voted by the public shareholders are voted in favor of the proposed acquisition of AutoChina, Spring Creek’s founding shareholders, including all of its officers and directors, will vote all of their 1,293,750 initial shares in favor of such proposed acquisition. This voting arrangement does not apply to shares included in shares purchased in Spring Creek’s initial public offering or purchased following Spring Creek’s initial public offering in the aftermarket by any of Spring Creek’s founding shareholders, officers and directors. Accordingly, they may vote those shares on a business combination any way they choose.  Spring Creek’s founding shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Q.	What vote is required to adopt the amendments to the Amended and Restated Memorandum and Articles of Association and to change Spring Creek’s name?
A.       Approval of the amendments to the Amended and Restated Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.   However, proposals relating to the amendment of Spring Creek’s Amended and Restated Memorandum and Articles of Association, the incentive plan and election of directors amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association will not be effected, even if approved by shareholders in such manner, unless the acquisition proposal with AutoChina is also approved and holders of less than 40% of the ordinary shares sold in Spring Creek’s initial public offering vote against the acquisition proposal and exercise their redemption rights.

Q	What vote is required to adopt the incentive plan?
A.       Adoption of the incentive plan will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.   However, the incentive plan will not be adopted, even if approved by shareholders in such manner, unless the acquisition proposal with AutoChina is also approved and holders of less than 40% of the ordinary shares sold in Spring Creek’s initial public offering vote against the acquisition proposal and exercise their redemption rights.

Q	What vote is required to elect the directors?
A.       The election of each director will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.   However, the new directors will not be appointed and qualified as directors, even if approved by shareholders in such manner, unless the acquisition proposal with AutoChina is also approved and holders of less than 40% of the ordinary shares sold in Spring Creek’s initial public offering vote against the acquisition proposal and exercise their redemption rights.

Q	Who will manage Spring Creek and AutoChina?
A.       Following the acquisition, many of the current members of the management of AutoChina will remain in place with some of Spring Creek’s current management team remaining on Spring Creek’s Board of Directors.

Q.	How much of Spring Creek will its current shareholders own following the acquisition?
A.       Based on the consideration to be paid to the shareholders of AutoChina, if no Spring Creek shareholders demand to redeem their shares into a pro rata portion of the IPO trust account, Spring Creek’s pre-acquisition holders of ordinary shares will own in the aggregate approximately 42.9% (holders of shares purchased in Spring Creek’s initial public offering will own approximately 34.3%) of Spring Creek’s post-acquisition ordinary shares.

Q.	How much dilution will Spring Creek shareholders experience?
A.       There are 6,468,750 Spring Creek ordinary shares currently outstanding, 5,175,000 (80%) of which are trading publicly.  Up to 8,606,250 shares will be issued for the acquisition of AutoChina.  Therefore, all current Spring Creek shareholders together will own approximately 42.9% of the post-acquisition company, a reduction in percentage ownership of 57.1%.  Current holders of Spring Creek’s publicly traded ordinary shares will own approximately 34.3%, a reduction in their percentage ownership of approximately 45.7%.  In addition, pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina’s current shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a certain minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.

Q.	Do Spring Creek shareholders have redemption rights?
A.       If you hold ordinary shares purchased in Spring Creek’s initial public offering and you vote against the acquisition, you will have the right to demand that Spring Creek redeem your shares into a pro rata portion of the trust account.

Q	If I have redemption rights, how do I exercise them?
A.       If you wish to exercise your redemption rights, you must vote against the acquisition and at the same time demand that Spring Creek redeem your shares for cash. If, notwithstanding your vote, the acquisition is completed, you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon until two business days prior to the consummation of the transaction (net of taxes payable and up to $1,050,000 of interest earned on the trust account that has been released to Spring Creek to fund its working capital and repay management loans).  At the time of the consummation of the acquisition, Spring Creek anticipates that the amount in trust will be approximately $40,671,000.  Based on that number, a person exercising his or her redemption rights would be entitled to receive approximately $7.86 per share.  You will be entitled to receive this cash only if you continue to hold your shares through the closing of the acquisition and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to the Company's transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved. Upon redemption of your shares, you will no longer own them.  You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

Q.	Do Spring Creek shareholders have dissenter or appraisal rights under Cayman Islands law?	A. No.

Q.	What happens following the acquisition to the funds deposited in the trust account?
A.       Spring Creek shareholders exercising redemption rights will receive their pro rata portions of the trust account.  The balance of the funds in the account will be retained by Spring Creek for operating capital subsequent to the closing of the acquisition.

Q.	What happens if the acquisition is not consummated?
A.         If Spring Creek does not acquire AutoChina pursuant to the acquisition, Spring Creek will seek an alternative business combination.  As provided in its charter, Spring Creek is required, by September 4, 2009, to consummate a business combination or enter into a letter of intent, agreement in principle or definitive agreement, in which case Spring Creek would be allowed an additional twelve months to complete the transactions contemplated by such agreement.  Under its Amended and Restated Memorandum and Articles of Association as currently in effect, if Spring Creek does not acquire at least majority control of a target business by at latest September 4, 2010, Spring Creek will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets.

In any liquidation, the funds then held in the trust account, plus any interest earned thereon (net of taxes payable and up to $1,050,000 of interest earned on the trust account that has been released to Spring Creek to fund its working capital and repay management loans), together with any remaining out-of-trust net assets, will be distributed pro rata to Spring Creek’s ordinary shareholders who hold shares issued in Spring Creek’s initial public offering (other than the initial shareholders, each of whom has waived any right to any liquidation distribution with respect to them).  See the risk factor on page 33 of this proxy statement relating to risks associated with the dissolution of Spring Creek.

Q.	When do you expect the acquisition to be completed?	A. If the acquisition is approved at the extraordinary general meeting, Spring Creek expects to consummate the acquisition promptly thereafter.

Q.	If I am not going to attend the extraordinary general meeting in person, should I return my proxy card instead?
A.           Yes. After carefully reading and considering the information in this document, please fill out and sign your proxy card. Then return it in the return envelope as soon as possible, so that your shares may be represented at the extraordinary general meeting.  A properly executed proxy will be counted for the purpose of determining the existence of a quorum.

Q.	What will happen if I abstain from voting or fail to vote?
A.           Abstaining from voting or not voting on the acquisition proposal (including broker non-votes), either in person or by proxy or voting instruction, will have the same effect as a vote against such proposal since the vote to approve the acquisition proposal requires affirmative votes of holders of a majority of Spring Creek’s outstanding ordinary shares. Abstaining from voting or not voting on the proposals to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association, the election of directors, the adjournment and the incentive plan proposal (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such proposal since the vote to approve each of these proposals requires affirmative vote of the holders of a majority or two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. An abstention will not count toward the 40% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the proposal relating to the acquisition is not approved, Spring Creek’s Board of Directors will not go forward with the acquisition of AutoChina, the amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association, adoption of the incentive plan and election of directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Q.	How do I change my vote?
A.       Send a later-dated, signed proxy card to Spring Creek’s secretary prior to the date of the extraordinary general meeting or attend the extraordinary general meeting in person and vote.  You also may revoke your proxy by sending a notice of revocation to James Cheng-Jee Sha, Spring Creek Acquisition Corp., 10F, Room #1005, Fortune Int’l Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, People’s Republic Of China.

Q.	If my shares are held in “street name,” will my broker automatically vote them for me?
A.       No. Your broker can vote your shares only if you provide instructions on how to vote.  You should instruct your broker to vote your shares.  Your broker can tell you how to provide these instructions.

Q.	Who can help answer my questions?	A. If you have questions, you may write or call Spring Creek’s proxy solicitor Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention: Karen Smith.

Q.	Where will the extraordinary general meeting be held?	A. The meeting will be held at the offices of Spring Creek’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154.

SUMMARY

This section summarizes information related to the proposals to be voted on at the extraordinary general meeting and to the consideration to be offered to the AutoChina shareholders. These items are described in greater detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which it refers you.

The Companies

Spring Creek Acquisition Corp.

Spring Creek is a Cayman Islands company organized on October 16, 2007 as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Greater China.

Spring Creek’s initial business combination must be with a target business or businesses with a collective fair market value of at least equal to 80% of its net assets (excluding any funds held in the trust account for the benefit of the underwriters) at the time of such acquisition. If Spring Creek acquires less than 100% of a target business (but in no event will Spring Creek acquire less than 50% of such target business), the 80% of net assets test will be calculated based only on that portion of the business that Spring Creek acquires, and not the value of the entire business. If Spring Creek is unable to consummate a business combination within the allotted time periods set forth in its initial public offering prospectus, Spring Creek will implement a plan of dissolution and distribution which will include the liquidation of the trust account to Spring Creek’s public shareholders.

The mailing address of Spring Creek’s principal executive office is 10F, Room #1005, Fortune Int’l Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, People’s Republic of China, and its telephone number is (86) 106214-3561.

AutoChina

AutoChina is a leading one-stop commercial vehicle financing and consumer automobile sales company in China.  Founded in 2005 by Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle financing and sales of branded automobiles through its nationally recognized dealer network.

The mailing address of AutoChina’s principal executive offices is No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is (86)311 83827688.

The Acquisition

On February 4, 2009, Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and Spring Creek, entered into the share exchange agreement pursuant to which Spring Creek would acquire all of the outstanding ordinary shares of AutoChina, and AutoChina would become Spring Creek’s wholly owned subsidiary.  Pursuant to the share exchange agreement, on the closing date Spring Creek will pay aggregate consideration of approximately $68,850,000 subject to adjustment, based on a price of $8.00 per ordinary share of Spring Creek, consisting of up to 8,606,250 ordinary shares of Spring Creek, plus additional ordinary shares in the event AutoChina exceeds certain earnings targets over the next 5 years as set forth in the share exchange agreement.

In addition, at the closing of the transaction, Spring Creek and the former AutoChina security holders who will own shares of Spring Creek’s ordinary shares will enter into a Share Escrow Agreement, Indemnification Agreement, Registration Rights Agreement and Voting Agreement.

Procedure

Under Spring Creek’s Amended and Restated Memorandum and Articles of Association, a majority of the Spring Creek ordinary shares must approve the proposed acquisition. However, notwithstanding adoption of the acquisition proposal, the acquisition will only proceed if public shareholders owning less than 40% of the total ordinary shares sold in Spring Creek’s initial public offering exercise their redemption rights and vote against the proposed acquisition. If holders of ordinary shares purchased in Spring Creek’s initial public offering owning 40% or more of the ordinary shares sold in Spring Creek’s initial public offering vote against the proposed acquisition and elect to exercise their redemption rights, Spring Creek’s Board of Directors will abandon the acquisition, notwithstanding approval of a majority of its shareholders. If the maximum permissible number of shares elect redemption without Spring Creek being required to abandon the acquisition, as of January 31, 2009, a total of approximately $16.3 million of the trust account would be disbursed, leaving approximately $24.4 million available for the acquisition of AutoChina and the payment of liabilities.  Promptly after obtaining approval from its shareholders to proceed with the acquisition, Spring Creek and AutoChina will consummate the acquisition. Each public shareholder has the right to vote against the proposed acquisition and elect to redeem his, her or its shares for their pro rata portion of the trust account.

In connection with the initial public offering, James Sha and Diana Liu have contractually agreed to indemnify Spring Creek for debts and obligations to potential target businesses or other persons for services rendered or contracted for or products sold to Spring Creek, but only to the extent necessary to ensure that such liabilities do not reduce funds in the trust account. This obligation remains in effect and extends to transaction expenses to be incurred in connection with Spring Creek’s seeking to complete the acquisition. Since these obligations were not collateralized or guaranteed, however, Spring Creek cannot assure you that its officers and directors would be able to satisfy his obligations if material liabilities are sought to be satisfied from the trust account. As of March 5, 2009, Spring Creek believes that its officers and directors do not have any risk of being required to provide indemnification since all persons who have had contractual obligations with Spring Creek have either been paid in full (or will be paid in accordance with Spring Creek’s past practices) or waived their ability to sue Spring Creek’s trust account.

Fairness opinion

On February 9, 2009 Houlihan Smith & Company Inc., or Houlihan Smith, rendered an opinion to Spring Creek’s Board of Directors that in connection with the share exchange agreement, and based upon and subject to the matters stated in the opinion, the consideration offered for the outstanding capital stock of AutoChina was fair from a financial point of view to Spring Creek’s shareholders.

The full opinion is attached as Annex A to this proxy statement.  Spring Creek encourages its shareholders to review the opinion carefully for a discussion of valuation methodology, procedures followed, assumptions made and factors considered in developing the opinion.  A more detailed discussion of the fairness opinion begins on page 59 of this proxy statement.

If the Acquisition is Not Approved

If Spring Creek does not consummate the acquisition of AutoChina, it will continue to seek another target business until it is required to liquidate and dissolve pursuant to its Amended and Restated Memorandum and Articles of Association. As provided in its Amended and Restated Memorandum and Articles of Association, Spring Creek is required, by September 4, 2009, to consummate a business combination or enter into a letter of intent, agreement in principle or definitive agreement relating to a business combination, in which case Spring Creek would be allowed an additional twelve months to complete the transactions contemplated by such agreement. Under its Amended and Restated Memorandum and Articles of Association as currently in effect, if Spring Creek does not acquire at least majority control of a target business by at latest September 4, 2010, Spring Creek will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. See the risk factor on page 33 of this proxy statement relating to risks associated with the dissolution of Spring Creek.

Conditions; Termination.  Approval of the acquisition of AutoChina by a majority of the outstanding Spring Creek ordinary shares is a condition to Spring Creek’s consummating the acquisition. The holders of Spring Creek ordinary shares issued prior to its initial public offering agreed to vote the 1,293,750 shares of Spring Creek ordinary shares (which includes 1,254,938 shares owned by Spring creek’s current officers and directors and their affiliates) owned by them in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering; this represents 20% of Spring Creek’s outstanding ordinary shares. If holders of 2,070,000 or more of the shares purchased in Spring Creek’s initial public offering (which number represents 40% or more of the shares of Spring Creek ordinary shares issued in Spring Creek’s initial public offering) vote against the acquisition and exercise their right to redeem their shares for cash, the acquisition may not be consummated.

Amendments to the Amended and Restated Memorandum and Articles of Association.  The Spring Creek Board of Directors has also determined that it is in Spring Creek’s best interests to amend its Amended and Restated Memorandum and Articles of Association (i) to change its name to AutoChina International Limited, and (ii) including amendments to the following provisions:
(a more complete description of the amendments can be found on page 79):

•	The number of votes required to pass a special resolution was increased to 2/3 of votes cast from a majority of the votes cast.
•
Section 61.2 (formerly section 61(2)) was revised to provide that at a general meeting of the combined company a quorum would consist of one-third of the shares outstanding.  Previously, the section also required that at least two shareholders be present at the meeting.

•	Sections 66 and 67 were revised to require a poll vote, as opposed to permitting a vote by show of hands.
•	Section 85 was revised to prohibit shareholders from taking action by written consent.
•
Section 86.1 (formerly Section 86(1)) was revised to provide that prior to December 31, 2011, the Board of Directors would consist of not fewer than 2 persons and nor more than seven persons (unless otherwise determined by the company at a general meeting).

•
Section 86.2 (formerly Section 86(2)) was revised to provide that prior to December 31, 2011, the Board of Directors would consist of two persons nominated by the AutoChina shareholders representative named in the share exchange agreement (currently Yan Wang) two persons nominated by the Spring Creek shareholders representative (currently James Sha) and three independent directors mutually agreed to by each of the shareholder representatives.

•
Section 105 was added, which provides that at least six members (or the entire Board if there are less than six members) of the Board of Directors must vote in favor of the following items for such items to be deemed to be approved by the Board of Directors:

o	The issuance of securities other than pursuant to the equity incentive plan or outstanding convertible securities;
o	The payment of any dividends or distributions;
o	A merger or consolidation where the shareholders of the combined company do not hold a majority of the shares post transaction;
o
The sale or encumbrance of or on all or substantially all the assets of the combined company or the purchase of all or substantially all the assets of a third party by the combined company (except for transactions for an amount les than that specified by the Board of Directors in its annual business plan);

o
The formation of a partnership, joint venture or subsidiary with a capital commitment of greater than RMB5,000,000 (except for transactions for an amount les than that specified by the Board of Directors in its annual business plan).

o	The reduction of the authorized capital.
o	Any recapitalization, reclassification, reorganization, split-off, spin-off, or bankruptcy filing with respect to the combined company.
o	The approval or amendment of the annual budget, business plan or operating plan of the combined company.
o	The incurrence of indebtedness of greater than RMB5,000,000 unless such liability is incurred pursuant to the then current business plan.

o	A change in the size or composition of the Board of Directors.
o
Any material amendment to the terms of the Share Exchange Agreement, Registration Rights Agreement (as defined in the Share Exchange Agreement) and any executive employment agreement or indemnification agreement.

o	Any amendment to the Corporate Governance Rules (as defined in Section 125).
•
Section 165 and the Division entitled “Business Combination” were deleted in their entirety as they were sections relating to the operation of Spring Creek prior to a business combination, which includes the provisions related to a classified Board of Directors.

The Incentive Plan. Under the terms of the Incentive Plan (the “incentive plan”), 1,675,000 Spring Creek ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the plan by the number of shares actually received by the grantee). Spring Creek currently anticipates that, shortly after the acquisition, it will grant awards to acquire up to approximately 30,000 shares pursuant to the incentive plan to Johnson Lau, AutoChina’s Chief Financial Officer.  Any other awards under the plan will be made by the post-transaction Board of Directors.  Assuming that the anticipated grants are made, there would be at least approximately 1,645,000 shares remaining for issuance in accordance with the Incentive Plan’s terms.  The purpose of the incentive plan is to assist Spring Creek in attracting, retaining and providing incentives to its employees, directors and consultants, or the employees, directors and consultants of its affiliates, whose past, present and/or potential future contributions to Spring Creek have been, are or will be important to the success of Spring Creek and to align the interests of such persons with Spring Creek’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, to provide incentives to Spring Creek’s directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to Spring Creek’s growth and profitability. The various types of incentive awards that may be issued under the incentive plan will enable Spring Creek to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of the post-transaction company will be eligible to be granted awards under the incentive plan.  All awards will be subject to the approval of Spring Creek’s Board of Directors or its Compensation Committee.

We encourage you to read the plan in its entirety. A copy of the incentive plan is attached as Annex E to this Proxy Statement.

Election of Directors.  The Board of Directors has nominated the following three (3) persons for election to the Board of Directors at the Special Meeting: Mr. Yong Hui Li, Mr. Thomas Luen-Hung Lau, and Mr. Hui Kai Yan.  Mr. James Sha and Ms. Diana Liu will remain on the Board of Directors of the combined company post acquisition.  See biographical information for each of the nominees in the section entitled “Directors and Management.”

On March 11, 2009 the share exchange agreement was amended to reflect the fact that upon consummation of the acquisition the Board of Directors of Spring Creek would consist of five (5) members.  Conforming changes were also made the proposed amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association.  A form of Amendment 1 to the share exchange agreement is attached as Annex D to this Proxy Statement.

The Share Exchange Agreement and Related Documents.  The share exchange agreement, the form of the proposed amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association, and the fairness opinion of Houlihan Smith are annexed to this proxy statement. We encourage you to read them in their entirety, as they are the key legal documents underlying the acquisition. They are also described in detail elsewhere in this document. The share exchange agreement, which is attached as Annex C in this proxy statement, is incorporated by reference into this proxy statement.

Management.  Following the acquisition, many of the current members of the management of AutoChina will remain in place with some of Spring Creek’s current management team remaining on Spring Creek’s Board of Directors.

Spring Creek Extraordinary General Meeting

Date, Time and Place. The extraordinary general meeting of Spring Creek’s shareholders will be held at 12:00 noon, local time, on March 26, 2009, at the offices of Spring Creek’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154.

Voting Power; Record Date.  You will be entitled to vote or direct votes to be cast at the extraordinary general meeting, if you owned Spring Creek ordinary shares at the close of business on March 5, 2009, the record date for the extraordinary general meeting. You will have one vote for each ordinary share of Spring Creek you owned at that time. Warrants to purchase Spring Creek ordinary shares do not have voting rights.

Votes Required.  Under Spring Creek’s Amended and Restated Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Approval of the amendments to the Amended and Restated Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.  The election of each director and adoption of the incentive plan will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.

Spring Creek will not be authorized to complete the acquisition, if holders of 2,070,000 or more shares of Spring Creek ordinary shares sold in its initial public offering (public shareholders owning 40% or more of the shares in the initial public offering) vote against the acquisition and demand that Spring Creek redeem their shares into pro rata portions of the trust account.  In addition, the amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association, adoption of the incentive plan and election of directors will not be effected, even if approved by shareholders in such manner, unless the acquisition proposal with AutoChina is also approved and holders of less than 40% of the ordinary shares sold in Spring Creek’s initial public offering vote against the acquisition proposal and exercise their redemption rights.

Abstaining from voting or not voting on the acquisition proposal (including broker non-votes), either in person or by proxy or voting instruction, will have the same effect as a vote against such proposal since the vote to approve the acquisition proposal requires affirmative votes of holders of a majority of Spring Creek’s outstanding ordinary shares. Abstaining from voting or not voting on the proposals to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association, the election of directors, the adjournment and the incentive plan proposal (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such proposal since the vote to approve each of these proposals requires the affirmative vote of the holders of either two-thirds or a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. An abstention will not count toward the 40% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the proposal relating to the acquisition is not approved, Spring Creek’s Board of Directors will not go forward with the acquisition of AutoChina, the amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association, adoption of the incentive plan and election of directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Under Cayman Islands law, no other business may be transacted at the extraordinary general meeting.

At the close of business on March 5, 2009, there were 6,468,750 ordinary shares of Spring Creek shares outstanding (including the 1,293,750 shares held by shareholders not purchased in Spring Creek’s initial public offering).  Each Spring Creek ordinary share entitles its holder to cast one vote per proposal.

Redemption Rights.  Under its Amended and Restated Memorandum and Articles of Association, a holder of Spring Creek ordinary shares (other than an initial shareholder) who votes against the acquisition may demand that Spring Creek redeem his or her shares for cash, but such shareholder will only receive the redemption amount if the acquisition is subsequently consummated. Spring Creek’s shareholders who purchased shares in its initial public offering would still be entitled to receive a portion of the trust account in the event of a liquidation of Spring Creek. This demand must be made in writing at the same time the shareholder votes against the acquisition, on the form of proxy card voted against the acquisition. If you so demand, and the acquisition is approved and consummated, Spring Creek will redeem your shares into a pro rata portion of the trust account, net of taxes payable and up to $1,050,000 of interest earned on the trust account that has been released to Spring Creek to fund its working capital and repay management loans, as of two business days prior to the consummation of the acquisition. You will be entitled to receive this cash only if you continue to hold your shares through the closing of the acquisition and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to the Company's transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved. Upon redemption of your shares, you will no longer own them.  You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

The acquisition will not be consummated if holders of 2,070,000 or more ordinary shares of Spring Creek sold in its initial public offering (which number represents 40% or more of the shares sold in the initial public offering) vote against the acquisition and exercise their redemption rights.

If the acquisition is not consummated and Spring Creek is not required to dissolve pursuant to the terms of its Amended and Restated Memorandum and Articles of Association, it may seek another target business with which to effect a business combination.

Appraisal Rights.  Under the law of the Cayman Islands, appraisal rights are not available to Spring Creek’s shareholders in connection with the acquisition.

Proxies; Board Solicitation.  Your proxy is being solicited by the Spring Creek Board of Directors on each proposal being presented to shareholders at the extraordinary general meeting. Proxies may be solicited in person or by mail, telephone or other electronic means.  In addition, Spring Creek has hired Advantage Proxy to assist it in soliciting proxies for the meeting of shareholders.  Spring Creek is paying Advantage Proxy approximately $15,000 for its services.

If you grant a proxy, you may still vote your shares in person, if you revoke your proxy before the extraordinary general meeting.

Significant Shareholdings.  The holdings of Spring Creek’s directors and significant shareholders are detailed in “Beneficial Ownership of Securities.”

Spring Creek’s Recommendation; Interests of Spring Creek’s Management

After careful consideration, Spring Creek’s Board of Directors has determined that the acquisition and the other proposals presented at this meeting are fair to, and in the best interests of, Spring Creek and its shareholders. The Board of Directors has approved and declared advisable the proposals, and recommends that you vote or direct that your vote to be cast “FOR” the adoption of each.

When you consider the recommendation of the Board of Directors, you should keep in mind that the members of the Board of Directors have interests in the acquisition that are different from, or in addition to, yours.  These interests include the following:

If the proposed acquisition is not completed, and Spring Creek is subsequently required to liquidate, the shares owned by Spring Creek’s directors will be worthless because the shares will no longer have any value and the directors are not entitled to liquidation distributions from Spring Creek. In addition, the possibility that Spring Creek’s officers and directors will be required to perform their obligations under the indemnity agreements referred to above will be substantially increased.

In connection with Spring Creek’s initial public offering, Spring Creek’s officers and directors, agreed to indemnify Spring Creek for debts and obligations to potential target businesses or other persons for services rendered or contracted for or products sold to Spring Creek, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. If the acquisition is consummated, Spring Creek’s officers and directors will not have to perform such obligation. If the acquisition is not consummated, however, Spring Creek’s officers and directors could potentially be liable for any claims against the trust account by vendors who did not sign waivers. As of March 5, 2009, Spring Creek believes that Spring Creek’s officers and directors do not have any risk of being required to provide indemnification since all persons who have had contractual obligations with Spring Creek have either been paid in full (or will be paid in accordance with Spring Creek’s past practices) or waived their ability to sue Spring Creek’s trust account.

All rights of Spring Creek’s officers and directors to be indemnified by Spring Creek, and of Spring Creek’s directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the acquisition pursuant to provisions in Spring Creek’s Amended and Restated Memorandum and Articles of Association. However, if the acquisition is not approved and Spring Creek subsequently liquidates, its ability to perform its obligations under those provisions will be substantially impaired since it will cease to exist. If the acquisition is ultimately completed, the combined company’s ability to perform such obligations will be substantially enhanced.

Certain U.S. Federal Income Tax Consequences

For a discussion of certain U.S. federal income tax consequences of the acquisition and of owning and disposing of ordinary shares and warrants in Spring Creek after the acquisition, see “Material United States Federal Income Tax Considerations,” below.

Quotation/Listing

Spring Creek’s ordinary shares (SCRQF), warrants (SCRWF) and units (SCRUF) are quoted on the OTC Bulletin Board.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of AutoChina immediately prior to the Business Combination will have effective control of Spring Creek through (1) their approximately 57.1% shareholder interest in the combined entity, assuming no share redemptions (67.9% in the event of maximum share redemptions), (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both Spring Creek and AutoChina, and (3) being named to all of the senior executive positions.  For accounting purposes, AutoChina will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of AutoChina, i.e., a capital transaction involving the issuance of stock by Spring Creek for the stock of AutoChina.  Accordingly, the combined assets, liabilities and results of operations of AutoChina will become the historical financial statements of Spring Creek at the closing of the transaction, and Spring Creek’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with AutoChina beginning on the acquisition date.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

Pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina’s current shareholders between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain Targeted EBITDA Growth (as defined in the share exchange agreement) in each of the five fiscal years ending December 31, 2009 through December 31, 2013.  Upon issuance, the shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

Regulatory Matters

The acquisition and related transactions are not subject to any federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act).

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or direct your vote to be cast to approve the acquisition.

Risks related to AutoChina’s Business

AutoChina depends on its ability to enter into and renew leases for most of its properties.  In addition, certain lands or buildings where AutoChina operates its business in China do not have proper title or the head lessor’s consent for sub-lease and AutoChina may fail to, or need to incur further expenses or time to, secure legal right to use certain lands or buildings which it leases in China.

AutoChina requires substantial storage facilities to store its inventory for motor vehicles (i.e. cars and commercial vehicles).  AutoChina rents or leases most of its storage facilities and dealership lots from third-parties under tenancy or lease agreements.  Depending on market conditions for real estate, landlords or lessors may increase rentals to a rate not acceptable by AutoChina and which may lead to AutoChina not renewing the tenancies or leases upon their expirations. If these tenancies or leases are terminated and if there are no ready alternative locations of storage facilities and dealership lots for AutoChina to store its inventory and/or sell motor vehicles or if AutoChina is forced to accept the increased rentals or are not able to relocate to a suitable place, AutoChina’s business, results of operations and financial conditions could be materially and adversely affected.

Approximately 117 of 129 parcels of land and/or buildings in China leased and occupied by AutoChina for its business operations have certain title defects or lack documentation supporting claim to title and the use of the leased premises may be challenged and AutoChina may need to relocate its existing business operations.

Furthermore, if such plots of land leased to AutoChina are collectively-owned land and AutoChina operates its business on them for non-agricultural uses without special permission, subject to the Land Administration Law of the People’s Republic of China, the administrative departments at or above county level may order the termination of such leases.

In any of the above events, AutoChina may be required to terminate the existing leases and relocate its existing business operations. There can be no assurance that AutoChina can replace the existing leases with other comparative alternative premises without any material adverse effect on its operations.

The automotive and truck retailing industry is sensitive to changing economic conditions and various other factors. AutoChina’s business and results of operations are substantially dependent on new vehicle sales levels in China and in its particular geographic markets and the level of gross profit margins that it can achieve on its sales of new vehicles, all of which are very difficult to predict.

AutoChina believes that many factors affect sales of new vehicles and automotive retailers’ gross profit margins in China and in its particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, manufacturer incentives (and consumers’ reaction to such offers), intense industry competition, interest rates, the level of personal discretionary spending, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income.  If there is a decline in the availability of credit for car purchasers provided by third-party financing companies or if AutoChina has insufficient resources to purchase adequate numbers of commercial vehicles and to finance their installment sales to customers, the ability of certain customers to purchase vehicles could be limited, resulting in a decline in sales or profits.  In addition, the levels of commercial vehicle sales is significantly dependent on the level of shipping of basic materials, such as coal and grain.

The overall demand for vehicles increased significantly in China from 2001 to 2008. However, recently, certain adverse financial developments have impacted the global financial markets. Theses developments include a general slowing of economic growth both in China and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. While AutoChina conducts market research on the demand for automobiles in China it is difficult for industry participants, including AutoChina, to predict how long these conditions will exist and how they will affect the automobile industry and its business. As a result, these developments could continue to present risks for an extended period of time for AutoChina, including a potential slowdown in its sales to customers, increase in interest expense on its bank borrowings, or reduction of the amount of banking facilities currently available to it.

If this economic downturn continues, AutoChina’s business, financial condition and results of operations would likely be adversely affected, its cash position may further erode and it may be required to seek new financing, which may not be obtainable on acceptable terms or at all. AutoChina may also be required to reduce its capital expenditures, which in turn could hinder its ability to implement its business plan and to improve its productivity.

AutoChina is dependent upon the success and continued financial viability of the vehicle manufacturers and distributors with which it holds franchises.

The success of AutoChina’s stores is dependent on vehicle manufacturers in several key respects. First, AutoChina relies exclusively on the various vehicle manufacturers for its new vehicle inventory.  AutoChina’s ability to sell new vehicles is dependent on a vehicle manufacturer’s ability to produce and allocate to its stores an attractive, high quality, and desirable product mix at the right time in order to satisfy customer demand. Second, manufacturers generally support their franchisees by providing direct financial assistance in various areas, including, among others, inventory financing assistance and advertising assistance. Third, manufacturers provide product warranties and, in some cases, service contracts, to customers. AutoChina’s stores perform warranty and service contract work for vehicles under manufacturer product warranties and service contracts, and directly bill the manufacturer as opposed to invoicing the store customer. At any particular time, it has significant receivables from manufacturers for warranty and service work performed for customers.  In addition, AutoChina relies on manufacturers to varying extents for original equipment manufactured replacement parts, training, product brochures and point of sale materials, and other items for its stores.

The core brands of vehicles that AutoChina sells are manufactured by BMW, Audi, Hyundai, Ford, General Motors (Chevrolet, Buick and Cadillac), ROEWE, Mazda, Ruida Kia, FAW Car, Qingling, Peugeot and FAW Toyota. In particular, Audi represented over 24% of AutoChina’s new vehicle revenue in 2008.  AutoChina is subject to a concentration of risk in the event of financial distress, including potential bankruptcy, of a major vehicle manufacturer.  In the event of such a bankruptcy, among other things, (i) the manufacturer could attempt to terminate all or certain of its franchises, and AutoChina may not receive adequate compensation for them, (ii) AutoChina may not be able to collect some or all of its significant receivables that are due from such manufacturers and it may be subject to preference claims relating to payments made by manufacturers prior to bankruptcy, (iii) AutoChina may not be able to obtain financing for its new vehicle inventory, or arrange financing for its customers for their vehicle purchases and leases, with the manufacturer’s captive finance subsidiary, which may cause AutoChina to finance its new vehicle inventory, and arrange financing for its customers, with alternate finance sources on less favorable terms, and (iv) consumer demand for their products could be reduced. These events may result in receivables due from such manufacturers and adversely impact its results of operations. In addition, vehicle manufacturers may be adversely impacted by economic downturns or recessions, significant declines in the sales of their new vehicles, increases in interest rates, declines in their credit ratings, labor strikes or similar disruptions (including within their major suppliers), supply shortages or rising raw material costs, rising employee benefit costs, adverse publicity that may reduce consumer demand for their products (including due to bankruptcy), product defects, vehicle recall campaigns, litigation, poor product mix or unappealing vehicle design, governmental laws and regulations, or other adverse events.

AutoChina’s new vehicle sales are impacted by the consumer incentive and marketing programs of vehicle manufacturers.

Most vehicle manufacturers from time to time have established various incentive and marketing programs designed to spur consumer demand for their vehicles. In addition, certain manufacturers offer extended product warranties or free service programs to consumers. From time to time, manufacturers modify and discontinue these dealer assistance and consumer incentive and marketing programs, which could significantly reduce AutoChina’s new vehicle and aftermarket product sales, consolidated results of operations, and cash flows.

AutoChina is subject to restrictions imposed by, and significant influence from, vehicle manufacturers that may adversely impact its business, financial condition, results of operations, cash flows, and prospects, including its ability to acquire additional stores.

Vehicle manufacturers and distributors with whom AutoChina holds franchises have significant influence over the operations of AutoChina’s stores. The terms and conditions of its framework, franchise, and related agreements and the manufacturers’ interests and objectives may, in certain circumstances, conflict with its interests and objectives.

AutoChina’s framework, franchise, and related agreements also grant the manufacturer the right to terminate or compel AutoChina to sell its franchise for a variety of reasons (including uncured performance deficiencies, any unapproved change of ownership or management, or any unapproved transfer of franchise rights or impairment of financial standing or failure to meet capital requirements), subject to applicable state franchise laws. From time to time, certain major manufacturers assert sales and customer satisfaction performance deficiencies under the terms of such framework and franchise agreements.  Additionally, AutoChina’s framework agreements contain restrictions regarding a change in control, which may be outside of its control. While AutoChina believes that it will be able to renew all of its franchise agreements, it cannot guarantee that all of its franchise agreements will be renewed or that the terms of the renewals will be favorable to it.  AutoChina cannot assure you that its stores will be able to comply with manufacturers’ sales, customer satisfaction performance, and other requirements in the future, which may affect its ability to acquire new stores or renew its franchise agreements, or subject it to other adverse actions, including termination or compelled sale of a franchise, any of which would significantly impact its ability to sell affected vehicles. Furthermore, AutoChina relies on the protection of state franchise laws in the states in which it operates and if those laws are repealed or weakened, its framework and related agreements may become more susceptible to termination, non-renewal, or renegotiation.

AutoChina’s operations, including, without limitation, its sales of finance and insurance, are subject to extensive governmental laws and regulations.

The automotive retailing industry, including AutoChina’s facilities and operations, is subject to a wide range of central and local laws and regulations, such as those relating to motor vehicle sales, retail installment sales, leasing, sales of finance and insurance, licensing, consumer protection, consumer privacy, escheatment, environmental, vehicle emissions and fuel economy, health and safety, wage-hour and other employment practices. Specifically with respect to motor vehicle sales, retail installment sales, leasing, and the sale of finance and insurance at its stores, AutoChina is subject to various laws and regulations, the violation of which could subject it to lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. The violation of other laws and regulations to which AutoChina are subject also can result in administrative, civil, or criminal sanctions against it, which may include a cease and desist order against the subject operations or even revocation or suspension of its license to operate the subject business, as well as significant fines and penalties.

AutoChina may be subject to broad liabilities arising from environmental protection laws

AutoChina may be subject to broad liabilities arising out of contamination at its currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with it. Although for some such liabilities AutoChina believes it is entitled to indemnification from other entities, AutoChina cannot assure you that such entities will view their obligations as it does, or will be able to satisfy them.

AutoChina’s growth is dependent upon the availability of suitable lot sites.

AutoChina leases a majority of the properties where its stores are located.  If and when AutoChina decides to open new stores, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of its lot base and could limit its expansion strategy.

AutoChina’s businesses are subject to seasonal fluctuations.

The third quarter has historically been the slowest period for car and truck sales.  Conversely, the fourth quarter has historically been the busiest time for car and truck sales.  Therefore, AutoChina generally realizes a higher proportion of its revenue and operating profit during the fourth quarter.  The demand for repair, maintenance and parts is not highly seasonal.  If conditions arise that impair vehicle sales during the fourth quarter, revenues for that year will be significantly reduced.

Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by AutoChina or by third-party service providers, could damage its reputation, expose it to the risks of litigation and liability, disrupt its business or otherwise harm its results of operations.

In the normal course of business, AutoChina collects, processes and retains sensitive and confidential customer information. Despite the security measures it has in place, its facilities and systems, and those of third-party service providers, could be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by AutoChina or by third-party service providers, could damage its reputation, expose it to the risks of litigation and liability, disrupt its business or otherwise harm its results of operations.

Automotive manufacturers exercise significant control over AutoChina’s operations and AutoChina depends on them in order to operate its business.

Manufacturers exercise a great degree of control over AutoChina’s operations. For example, manufacturers can require AutoChina to meet specified standards of appearance, require it to meet specified financial criteria such as maintenance of minimum net working capital and, in some cases, minimum net worth, impose minimum customer service and satisfaction standards, set standards regarding the maintenance of inventories of vehicles and parts and govern the extent to which its businesses can utilize the manufacturers’ names and trademarks. In many cases the manufacturer must consent to the replacement of the principal.

AutoChina’s manufacturers generally require that the premises meet defined image and facility standards and may direct it to implement costly capital improvements as a condition for renewing certain franchise agreements.  All of these requirements could impose significant capital expenditures on AutoChina in the future.

Pursuant to AutoChina’s franchise agreements, its operations are required to maintain a certain minimum working capital, as determined by the manufacturers. This requirement could force AutoChina to utilize available capital to maintain manufacturer-required working capital levels thereby limiting its ability to apply profits generated from one subsidiary for use in other subsidiaries or, in some cases, at the parent company.  These factors, either alone or in combination, could cause AutoChina to divert its financial resources to capital projects from uses that management believes may be of higher long-term value to it.

AutoChina is subject to a number of risks associated with importing vehicles.

AutoChina’s business involves the sale of new and used vehicles, vehicle parts or vehicles composed of parts that are manufactured outside China. As a result, AutoChina’s operations are subject to customary risks associated with imported merchandise, including fluctuations in the value of currencies, import duties, exchange controls, differing tax structures, trade restrictions, transportation costs, work stoppages and general political and economic conditions in foreign countries.

The countries from which AutoChina’s vehicles and/or parts are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs on imported merchandise. Any of those impositions or adjustments could affect AutoChina’s operations and its ability to purchase imported vehicles and parts at reasonable prices.

Substantial competition in automotive sales and services may adversely affect AutoChina’s profitability due to its need to lower prices to sustain sales and profitability.

The automotive retail industry in China is highly competitive. Depending on the geographic market, AutoChina competes with:

•                franchised automotive dealerships in its markets that sell similar makes of new and used vehicles that it offers, occasionally at lower prices than it does;

•                other national or regional affiliated groups of franchised dealerships;

•                private market buyers and sellers of used vehicles; and

•                independent service and repair shops.

As AutoChina seeks to acquire or establish dealerships in new markets, it may face significant competition as it strives to gain market share. Some of AutoChina’s competitors may have greater financial, marketing and personnel resources and lower overhead and sales costs than it has. AutoChina typically relies on advertising, merchandising, sales expertise, service reputation and dealership location in order to sell new vehicles.  Although its franchise agreements with manufacturers grant AutoChina the right to sell their products within certain geographic areas, its revenues and profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply its dealerships.  Additionally, market practice in the PRC allows multiple non-exclusive dealerships distributing the same brand of motor vehicles in the same city or region.

AutoChina also competes with other independent dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automotive dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions.  AutoChina competes for both the purchase and resale of used vehicles.  AutoChina’s competitors may sell the same or similar makes of vehicles that it offers in the same or similar markets at competitive prices. Increased competition in the market, including new entrants to the market, could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Further, if any of AutoChina’s competitors seek to gain or retain market share by reducing prices for used vehicles, it would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

In addition to competition for vehicle sales, AutoChina’s dealerships compete with independent garages for non-warranty repair and routine maintenance business. AutoChina’s dealerships compete with other automotive dealers, service stores and automobile parts retailers in their parts operations. AutoChina believes that the principal competitive factors in service and parts sales are the quality of customer service, the use of factory-approved replacement parts, familiarity with a manufacturer’s brands and models, convenience, the competence of technicians, location, and price.

Claims that the software products and information systems that AutoChina relies on are infringing on the intellectual property rights of others could increase its expenses or inhibit it from offering certain services, which could adversely affect its results of operations.

A number of entities, including some of AutoChina’s competitors, have sought, or may in the future obtain, patents and other intellectual property rights that cover or affect software products and other components of information systems that AutoChina relies on to operate its business.

Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. If a court determines that one or more of the software products or other components of information systems AutoChina uses infringe on intellectual property owned by others or AutoChina agrees to settle such a dispute, it may be liable for money damages.  In addition, AutoChina may be required to cease using those products and components unless it obtains licenses from the owners of the intellectual property, redesign those products and components in such a way as to avoid infringement or cease altogether the use of those products and components. Each of these alternatives could increase AutoChina’s expenses materially or impact the marketability of its services. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on AutoChina’s business. In addition, a third-party intellectual property owner might not allow AutoChina to use its intellectual property at any price, or on terms acceptable to it, which could compromise AutoChina’s competitive position.

AutoChina relies on an adequate supply of skilled field personnel.

In order to continue to provide high quality repair and maintenance services, AutoChina requires an adequate supply of skilled field managers and technicians. Trained and experienced automotive field personnel are in high demand, and may be in short supply in some areas. AutoChina cannot assure that it will be able to attract, motivate and maintain an adequate skilled workforce necessary to operate its existing and future stores efficiently, or that labor expenses will not increase as a result of a shortage in the supply of skilled field personnel, thereby adversely impacting its financial performance. While the automotive repair industry generally operates with high field employee turnover, any material increases in employee turnover rates in AutoChina’s stores or any widespread employee dissatisfaction could also have a material adverse effect on its business, financial condition and results of operations.

Store closings result in unexpected costs that could adversely affect AutoChina’s results of operations.

From time to time, in the ordinary course of AutoChina’s business, it closes certain stores, generally based on considerations of store profitability, competition, strategic factors and other considerations. Closing a store could subject AutoChina to costs including the write-down of leasehold improvements, equipment, furniture and fixtures.  In addition, AutoChina could remain liable for future lease obligations.

AutoChina’s business is affected by advances in automotive technology.

The demand for AutoChina’s parts and repair and maintenance services could be adversely affected by continuing developments in automotive technology. Automotive manufacturers are producing cars that last longer and require service and maintenance at less frequent intervals in certain cases. Quality improvement of manufacturers’ original equipment parts has in the past reduced, and may in the future reduce, demand for AutoChina ‘s products and services, adversely affecting its sales. For example, manufacturers’ use of stainless steel exhaust components has significantly increased the life of those parts, thereby decreasing the demand for exhaust repairs and replacements. Longer and more comprehensive warranty or service programs offered by automobile manufacturers and other third parties also could adversely affect the demand for AutoChina’s non-warranty repair and maintenance services.  In addition, advances in automotive technology continue to require AutoChina to incur additional costs to update its diagnostic capabilities and technical training programs.

Significant defaults by financing customers could significantly reduce AutoChina’s revenues.

AutoChina’s commercial vehicle financing business generates income from financing customers. Although AutoChina does extensive pre-sale credit research on its customers and has a security interest in its leased vehicles, if customers fail to make payments when due AutoChina may not be able to fully recover the outstanding fee and it could significantly reduce AutoChina’s revenues.

A loss of distribution rights granted by AutoChina's suppliers, or any material disputes between AutoChina and its suppliers may adversely affect the results of operations and financial condition of AutoChina

AutoChina relies on dealership rights granted by motor vehicle manufacturers for distribution of their products.  All of these dealership or supply agreements are not on an exclusive basis and have an expiration date.  These dealership contracts are generally for one- to three- year terms and are subject to termination by AutoChina or the principal with prior written notice in accordance with the terms of such contracts. Complete or partial termination of these distribution rights agreements could materially and adversely affect AutoChina's business operations and financial performance. For example, such termination could result from disagreements regarding differences between sales targets and actual achievements, disputes regarding advertising and promotion expenses or changes in business strategy. There can be no assurance that any particular supplier will not terminate these distribution rights in the future. AutoChina may also be unable to obtain or renew these dealership supply agreements on commercially acceptable terms and may not be able to continue to distribute these products after the expiration date.

In addition, there may be a material dispute between AutoChina and a supplier in connection with the performance of a party's obligations or the scope of a party's responsibilities under the relevant dealership or supply agreements with its motor vehicle principals or consumer product supplier.

If any of the above happens, the business and operations of AutoChina may suffer and the dealership agreements may even be terminated by mutual consent of the parties, unilaterally or as a result of a material breach by one of them.

The loss of any key members of the management team may impair AutoChina’s ability to identify and secure new contracts with customers or otherwise manage its business effectively

AutoChina’s success depends, in part, on the continued contributions of its senior management. In particular, Mr. Yong Hui Li has been appointed by the Board of Directors to oversee and supervise the strategic direction and overall performance of AutoChina.

AutoChina relies on its senior management to manage its business successfully. In addition, the relationships and reputation that members of AutoChina’s management team have established and maintained with its customers contribute to AutoChina’s ability to maintain good customer relations, which is important to the direct selling strategy that AutoChina adopts. Employment contracts entered into between AutoChina and its senior management cannot prevent its senior management from terminating their employment, and the death, disability or resignation of Mr. Yong Hui Li or any other member of AutoChina’s senior management team  may impair AutoChina’s ability to maintain business growth and identify and develop new business opportunities or otherwise to manage its business effectively.

AutoChina relies on its IT, billing and credit control systems, and any problems with these systems could interrupt AutoChina’s operations.

AutoChina’s business cannot be managed effectively without its integrated IT system.  Accordingly, AutoChina runs various “real time” IT management systems for its motor vehicle sales and financing business. These systems include AutoChina Information Management System.  AutoChina’s operations are heavily dependent on its IT system to enable it to manage its sales and services effectively.

In addition, sophisticated billing and credit control systems are critical to AutoChina’s ability to increase revenue streams, avoid revenue loss and potential credit problems, and bill customers in a proper and timely manner. If adequate billing and credit control systems and programs are unavailable, or if upgrades are delayed or not introduced in a timely manner, or if AutoChina is unable to integrate such systems and software programs into its billing and credit systems, AutoChina may experience delayed billing which may negatively affect AutoChina’s cash flow and the results of its operations.

In case of a failure of AutoChina’s data storage system, AutoChina may lose critical operational or billing data or important email correspondence with its customers and suppliers. Any such data stored in the core data center may be lost if there is a lapse or failure of the disaster recovery system in backing up these data, or if the periodic offline backup is insufficient in frequency or scope. An interruption or breakdown in AutoChina’s IT system may have a material adverse effect on its business, financial conditions and results of operations due to disruption of its operations.

Natural disasters and adverse weather events can disrupt AutoChina’s business.

AutoChina’s stores are concentrated in provinces and regions in China, including primarily Hebei, Shanxi, Shandong, Henan, Inner Mongolia Autonomous Region and Tianjin, in which actual or threatened natural disasters and severe weather events (such as severe snowstorms, earthquakes, fires and landslides) may disrupt store operations, which may adversely impact its business, results of operations, financial condition, and cash flows. In addition to business interruption, the automotive retailing business is subject to substantial risk of property loss due to the significant concentration of property values at store locations.  Although AutoChina has, subject to certain deductibles, limitations, and exclusions, substantial insurance, it cannot assure you that it will not be exposed to uninsured or underinsured losses that could have a material adverse effect on its business, financial condition, results of operations, or cash flows.   Additionally, AutoChina generally relies on third-party transportation operators and distributors for the delivery of vehicles from the manufacturer to AutoChina’s stores.  Delivery may be disrupted for various reasons, many of which are beyond AutoChina’s control, including natural disasters, weather conditions or social unrest and strikes, which could lead to delayed or lost deliveries. For example, recently the southern regions of China experienced the most severe winter weather in nearly 50 years, causing, among other things, severe disruptions to all forms of transportation for several weeks in late January and early February 2008. This natural disaster also impacted the delivery of vehicles to stores.  In addition, transportation conditions are often generally difficult in some of the regions where AutoChina sells automobiles and commercial vehicles. AutoChina currently does not have business interruption insurance to offset these potential losses, delays and risks, so a material interruption of its business operations could severely damage its business.

AutoChina’s ongoing expansion into commercial vehicle financing may be costly, time-consuming and difficult. If AutoChina does not successfully expand this business, its results of operations and prospects would not be as positive as anticipated.

AutoChina’s future success is dependent upon its ability to successfully expand its commercial vehicle financing business which it commenced in April 2008.  AutoChina opened 103 commercial vehicle financing centers in 2008 and plans to open an additional 47 centers in China in 2009.  AutoChina has limited experience with this business and may not be able to expand its sales in its existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with its brand or the commercial vehicle financing business model.  Furthermore, AutoChina may fail to anticipate and address competitive conditions in the commercial vehicle sales and lease market. These competitive conditions may make it difficult or impossible for AutoChina to effectively expand this business. If AutoChina’s expansion efforts in existing and new markets are unsuccessful, its results of operations and prospects would be materially and adversely affected.

If required financing for AutoChina’s commercial leasing business were not available or not available on acceptable terms, the commercial leasing business might not be able to expand as quickly as expected, reducing AutoChina’s operating results.

AutoChina’s ability to expand its commercial truck financing business is dependent on its ability to purchase commercial trucks for resale.  Presently, such financing is arranged through financing arrangements with Beiguo Commercial Building Limited (“Beiguo”).  The terms provided by Beiguo are on terms which are more favorable than AutoChina has historically been able to obtain from PRC commercial banks. However there can be no assurance that AutoChina can continue to receive such financing from Beiguo on such commercially favorable terms, or at all.

If financing from Beiguo were not available, AutoChina would fund its commercial vehicle purchases from its own cash reserves or financing provided by third-party financial institutions. There can be no assurance that AutoChina will have sufficient resources or be able to obtain adequate third party financing on as commercially favorable terms as that provided by Beiguo or at all.  If suitable financing were not available, AutoChina would not be able to expand its commercial leasing business in as quickly as expected.

AutoChina may not succeed in identifying suitable acquisition targets, which could limit its ability to expand its operations and service offerings and enhance its competitiveness.

AutoChina has pursued and may in the future pursue strategic acquisition opportunities to increase its scale and geographic presence and expand the number of its product offerings.  However, AutoChina may not be able to identify suitable acquisition or investment candidates, or, even if it does identify suitable candidates, it may not be able to complete those transactions on terms commercially favorable to it or at all, which could limit its competitiveness and its growth prospects.

AutoChina may face unforeseen liabilities and have difficulty integrating the operations of companies it acquires in the future.

If AutoChina acquires other companies in the future, it could face the following risks:

•	difficulty in assimilating the target company’s personnel, operations, products, services and technology into its operations;
•	the presence of unforeseen or unrecorded liabilities;
•	entry into unfamiliar markets;
•	inability to generate sufficient revenues to offset acquisition costs;
•	tax and accounting issues;
•	incurrence of significantly higher capital expenditures and operating expenses;
•	disrupting its ongoing business;
•	impairing relationships with employees, manufacturers and customers;
•	incorrectly valuing acquired entities; and
•	failing to obtain or retain key personnel at new or acquired dealerships.

In addition, employees from acquired companies may decide not to work with AutoChina or to leave shortly after joining it. These difficulties could disrupt AutoChina’s ongoing business, distract its management and current employees and increase its expenses, including write-offs or impairment charges. Acquired companies also may not perform to AutoChina’s expectations for various reasons, including the loss of key personnel, key distributors, key suppliers or key customers, and its strategic focus may change. As a result, AutoChina may not realize the benefits it anticipated from the acquisition. If AutoChina fails to integrate acquired businesses or realize the expected benefits, it may lose the return on the investment in these acquisitions or incur additional transaction costs and its operations may be negatively impacted as a result. Further, any acquisition or investment that AutoChina attempts, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect its competitiveness, its growth prospects, and the value of its ordinary shares.

AutoChina’s business is capital intensive and AutoChina’s growth strategy may require additional capital that may not be available on favorable terms or at all.

AutoChina has, in the past, entered into loan agreements in order to raise additional capital. AutoChina’s business requires significant capital and although it believes that its current cash, cash flow from operations and the cash of Spring Creek which will become available to the combined company upon consummation of the proposed acquisition will be sufficient to meet its present and reasonably anticipated cash needs, it may, in the future, require additional cash resources due to changed business conditions, implementation of its strategy to expand its store network or other investments or acquisitions it may decide to pursue. If AutoChina’s own financial resources are insufficient to satisfy its capital requirements, it may seek to sell additional equity or debt securities or obtain additional credit facilities following the acquisition. The sale of additional equity securities could result in dilution to AutoChina’s shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require AutoChina to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to AutoChina, if at all. Any failure by AutoChina to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

Due to AutoChina’s rapid growth in recent years, its past results may not be indicative of its future performance and evaluating its business and prospects may be difficult.

AutoChina’s business has grown and evolved rapidly in recent years as demonstrated by its growth in net income for the nine months ended September 30, 2008 to $6.1 million, from $2.2 million for the prior period in 2007.  AutoChina may not be able to achieve similar growth in future periods, and its historical operating results may not provide a meaningful basis for evaluating its business, financial performance and prospects.  Therefore, you should not rely on AutoChina’s past results or its historical rate of growth as an indication of its future performance.

AutoChina requires various approvals, licenses, authorizations, certificates, filings and permits to operate its business and the loss of or failure to obtain or renew any or all of these approvals, licenses, authorizations, certificates, filings and permits could limit its ability to conduct its business.

In accordance with the laws and regulations of the PRC, AutoChina is required to maintain various approvals, licenses, authorizations, certificates, filings and permits in order to operate AutoChina’s business.  AutoChina’s business could be affected by the promulgation of new laws and regulations introducing new requirements (such as new approvals, licenses, authorizations, certificates filings and/or permits). In addition, companies incorporated in the PRC will be required to pass an annual inspection conducted by the respective Administration of Industry and Commerce in order to retain valid business approvals, license, authorizations, certificates, filings and permits for their operations. As the PRC’s legislative system evolves, it is also not uncommon for new laws and regulations to be promulgated and put into effect on short notice. Failure to comply with these laws and regulations, pass these inspections, or the loss of or failure to renew its licenses, permits and certificates or any change in the government policies, could lead to temporary or permanent suspension of some of AutoChina’s business operations or the imposition of penalties on AutoChina, which could limit its ability to conduct its business.

Failure by AutoChina’s suppliers to introduce new models that are accepted by the market may cause it to lose market share and fail to gain the anticipated economic benefits of such new products

AutoChina’s future success will be largely dependent on the ability of AutoChina’s motor vehicles suppliers to launch new models to suit changing customers’ needs in China and to continually enhance the performance and reliability of their existing automobile models.  If the vehicles manufactured by AutoChina’s suppliers do not receive the anticipated market reception or customer preferences or the market for its products change, AutoChina’s future development and market share in the industry, and therefor its overall financial condition, may be materially and adversely affected

Spring Creek’s ability to pay dividends and utilize cash resources of its subsidiaries after the proposed acquisition of AutoChina is dependent upon the earnings of, and distributions by, Spring Creek’s subsidiaries and jointly-controlled enterprises.

After giving effect to the proposed acquisition of AutoChina, Spring Creek will be a holding company with substantially all of AutoChina’s business operations conducted through its subsidiaries and jointly-controlled enterprises. Spring Creek’s ability to make dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries and jointly-controlled enterprises. The ability of its subsidiaries and jointly-controlled enterprises to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to Spring Creek contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that Spring Creek receives from its subsidiaries and jointly-controlled enterprises, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. Spring Creek’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Wang Yan, the wife of the chairman and chief executive officer of AutoChina, Yong Hui Li, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Ms. Wang may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Wang Yan, the wife of the chairman and chief executive officer of AutoChina, Yong Hui Li, beneficially owns approximately 100% of the outstanding ordinary shares of AutoChina, as of the date of this proxy, and following the acquisition she will beneficially own approximately 57.1% of the outstanding ordinary shares of the combined company, without taking into account Spring Creek’s outstanding warrants and assuming that there are no other changes to the number of ordinary shares outstanding.  Under SEC rules, Mr. Li can be deemed to beneficially own such shares.   Ms. Wang may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of the combined company such as:

•	its merger with or into another company;
•	a sale of substantially all of its assets; and
•	amendments to its memorandum and articles of incorporation.

The decisions of Ms. Wang may conflict with AutoChina’s interests or the interests of AutoChina’s other shareholders.

Risks Relating to the Motor Vehicle Industry in China

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect AutoChina’s investment and control over these companies and their operations.

According to Foreign Investment Industries Guidance Catalogue, which was introduced in 1995 and was later amended in 1997 (the “1995 Catalogue”),  AutoChina’s motor vehicle distribution business was classified as “restricted,” and foreign enterprises were not allowed to own controlling equity stakes in restricted businesses. As a result, AutoChina has been conducting its operations in the PRC through various companies incorporated in the PRC and owned by PRC individuals under which AutoChina does not have direct equity interests but generally has the following rights:

(i)
the right to enjoy the economic benefits of these companies, to exercise management control over the operations of these companies, and to prevent leakages of assets and values to the registered owners of these companies; and

(ii)	the right to acquire, if and when permitted by PRC law, the equity interests in these companies at no consideration or for a nominal price.

Pursuant to these contractual arrangements, AutoChina is able to consolidate the financial results of  Huiyin Investment, Hua An Investment, Kaiyuan Logistics and Kaiyuan Auto Trade (collectively referred to as the “the Auto Kaiyuan Companies”), which are accounted for as subsidiaries of AutoChina under the prevailing accounting principles. There can be no assurance that the relevant governmental authority will not challenge the validity of these contractual arrangements or that the governmental authorities in the PRC will not promulgate laws or regulations to invalidate such arrangements in the future. In March 2002, the State Development and Reform Commission and the Ministry of Commerce jointly promulgated a revised “Foreign Investment Industries Guidance Catalogue” (the “2002 Catalogue”) to replace the 1995 Catalogue. The 2002 Catalogue came into effect on April 1, 2002. In the 2002 Catalogue, general trading (excluding dealerships) and logistics businesses were added to the encouraged category. Enterprises falling under this category can be wholly owned by foreign enterprises. The 2002 Catalogue allows motor vehicle distribution businesses to be wholly owned by foreign enterprises by the end of 2006. In November 2004, a newly revised “Foreign Investment Industries Guidance Catalogue” (the “2004 Catalogue”) was promulgated to replace the 2002 Catalogue. The 2004 Catalogue came into effect on January 1, 2005 and did not amend the provisions in the 2002 Catalogue with respect to motor vehicle distribution. AutoChina intends to and is in the process of converting the existing contractual arrangements into direct equity interests owned by AutoChina.

AutoChina’s PRC Counsel, Zhong Lun Law Firm, advised that there is no foreseeable legal impediment to the conversion of these contractual arrangements to a direct ownership structure, or to the conversion of all of AutoChina’s other contractual arrangements since the applicable foreign investment restrictions have been lifted  and conversion of all such arrangements would not adversely affect the tax payments and other financial matters of AutoChina. Due to the various necessary submission and approval procedures, the conversion for the above-mentioned companies is still in process. If before the completion of such conversion, any of these contractual arrangements is challenged by the governmental authorities, or the contracts for such arrangements are breached by the counterparties and AutoChina is unable to obtain a judgment to its favor to enforce its contractual rights, or if there is any change of the PRC laws or regulations to explicitly prohibit such arrangements, AutoChina may lose control over, and revenues from, these companies, which will materially affect AutoChina’s  financial condition and results of operations. Such conversion may include various approvals from governmental authorities and submissions of related documents (e.g. proper land use rights certificates and/or tenancy agreements for buildings), therefore there can be no assurance that such approval may be obtained in due course.

Excess supply in the PRC automobile market could reduce AutoChina’s profits and growth.

Automobile sales in the PRC have been growing rapidly between 2001 and 2007, and this growth has encouraged industry participants to enter the automobile retail market through import or expansion of production capacities. This may have resulted, and may continue to result, in an excess supply of automobiles in the market, particularly in light of the recent economic slowdown in China and around the world, which in turn can reduce AutoChina’s car and truck sales.

Imposition of fuel economy standards on PRC automotive manufacturers and the proposed imposition of higher automobile consumption taxes may have a negative effect on the revenues and profits of PRC automobile importers, dealers and distributors, including AutoChina

The PRC government adopted new automobile consumption taxes on April 1, 2006 which increased the consumption tax rate on passenger cars with cylinder capacity of more than 2.0 litres. In particular, the tax on passenger cars with a cylinder capacity of more than 2.0 litres and up to 2.5 litres has been increased by 1%; those with a cylinder capacity of more than 2.5 litres and up to 3.0 litres has been increased by 4%; those with a cylinder capacity of more than 3.0 litres and up to 4.0 litres has been increased by 7%; and those with a cylinder capacity of more than 4.0 litres has been increased by 12%. AutoChina cannot assure that the automobile consumption tax rate will not be raised in the future, which would increase the costs of vehicles with relatively large cylinder capacity. Car importers, dealers and distributors in the PRC might not be able to successfully pass on the tax increase as higher prices to customers. Even if such increased costs are added to selling prices, such increase in prices could result in a decline in vehicle sales. Such an increase in cost of good sold or decline in demand may have an adverse effect on the revenues and profits of car importers, dealers and distributors in the PRC, including AutoChina.

Automobile importers, dealers and distributors in the PRC, including AutoChina, may expend considerable resources in order to comply with the Regulations on Recall of Defective Automotive Products, which took effect in October 2004.

The PRC’s Regulations on Recall of Defective Automotive Products came into effect on October 1, 2004. This regulation requires automotive distributors to assist automobile manufacturers to undertake service actions or recall campaigns. Any such actions or campaigns may require automotive distributors to expend considerable resources in detecting and reporting to the regulatory authorities of any potential design defects, defective component parts or assembly defects in the automobile-related products distributed, which could influence purchasing decisions of potential purchasers of the vehicles distributed by AutoChina or adversely affect the reputation of the products distributed by AutoChina, thereby negatively affecting sales and profitability of AutoChina. Material failures by automobile distributors to perform their obligations under such regulations may also subject the distributors to certain penalties and fines.

The proposed adoption of the “three guarantees” policy on vehicles sold in the PRC may have a negative effect on the revenues and profits of AutoChina.

The PRC government is considering adopting the Regulations on Non-Commercial Passenger Vehicle Repair, Exchange and Return Responsibilities (commonly referred to as the “three guarantees” policy) in the near future. The new regulations are designed to make it easier for buyers of vehicles which are to be used for non-commercial purposes to hold the dealers primarily responsible for quality defects in motor vehicles, regardless of the contractual allocation of such liabilities between the manufacturers and dealers. These regulations provide, among other things, that a purchaser can return a vehicle to the dealers at no cost or, in some circumstances, at a nominal cost, if (i) a major quality problem occurs within 30 days of the purchase or, (ii) such vehicle has the same quality problem after five repair attempts or (iii) the aggregate time for all quality-related repairs of such vehicle exceeds 35 days over a specified term (usually two years).

If these regulations are introduced as described above or in a similar form, the costs of compliance with such regulations and the potential product defect liability, if it occurs, could reduce AutoChina’s profitability. Even if AutoChina passes along such costs to consumers in the form of higher selling prices, the increase in sales prices could cause a decline in market demand and result in a material adverse effect on the revenues and profits of AutoChina.

Any trade or other political disputes between countries may affect AutoChina’s selection of motor vehicles to be imported and sales turnover.

Approximately 2.1% of the motor vehicles sold by AutoChina are imported from Japan, Europe and U.S. . There may be occasions when trade or other political disputes or tensions arise between countries of imports and the countries of exports which are beyond AutoChina’s control. Depending on the response of society to the government’s stance to such disputes, the demand for the products imported from the countries which are subject to the trade disputes may be affected, and hence affect AutoChina’s selection of the product as well as the overall sales turnover. There is no assurance that the customers would prefer one brand over the other or the vehicles made by one country over the other country. In any of such events, this will cause a decline in AutoChina’s sales turnover and affect AutoChina’s financial condition and results of operations.

Fuel shortages and fluctuations in fuel prices may adversely affect the demand for automobiles.

Fuel prices are inherently volatile have experienced significant rise from 2001 to 2008. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China.  This is due in part to increased automobile ownership as well as government controls over fuel prices.

If the PRC central government continues to control the price of domestic refined oil to stabilize the market and demand for fuel in China continues to increase in line with rising annual GDP, it is possible that further shortages will occur. If the cost of fuel in the China continues to increase, consumers may elect to use alternative means of transportation, and demand for automobiles, particularly those with larger engine capacities, may decline.

Risks Relating to the Acquisition

The combined company’s working capital could be reduced if shareholders exercise their redemption rights.

Pursuant to Spring Creek’s Memorandum and Articles of Association, holders of shares purchased in Spring Creek’s initial public offering may vote against the acquisition and demand that Spring Creek redeem their shares for pro rata portions of the trust account, net of taxes payable and up to $1,050,000 of interest earned on the trust account that has been released to Spring Creek to fund its working capital and repay management loans, as of the record date. Spring Creek and AutoChina will not consummate the acquisition if holders of 2,070,000 or more shares exercise these redemption rights.  To the extent the acquisition is consummated and holders have demanded to so redeem their shares, there will be a corresponding reduction in the amount of funds available to the combined company following the acquisition. As of March 5, 2009, the record date, assuming the acquisition is approved, the maximum amount of funds that could be disbursed to Spring Creek’s shareholders upon the exercise of their redemption rights is approximately $16.3 million.

If any funds held in Spring Creek’s trust account are used to purchase ordinary shares of Spring Creek from holders who would have otherwise voted against the transaction, Spring Creek’s  shareholders who purchased shares in Spring Creek’s initial public offering may be entitled to rescission rights.

Spring Creek’s initial public offering prospectus did not disclose that funds in the trust account might be used to purchase shares of its common stock from holders thereof who have indicated their intention to vote against the acquisition and convert their shares into cash. Consequently, such use of the funds in the trust account might be grounds for a holder of Spring Creek’s public stock who purchased such shares in Spring Creek’s initial public offering, to seek rescission of the purchase of the units the holder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of the shares caused by the alleged violation, together with interest, while retaining the shares.

The combined company’s working capital could be reduced if Spring Creek repurchases shares in the market.

Pursuant to Spring Creek’s Amended and Restated Memorandum and Articles of Association, holders of shares purchased in Spring Creek’s initial public offering may vote against the acquisition and demand that Spring Creek redeem their shares for pro rata portions of the trust account, net of taxes payable and up to $1,050,000 of interest earned on the trust account that has been released to Spring Creek to fund its working capital and repay management loans, as of the record date. Spring Creek and AutoChina will not consummate the acquisition if holders of 2,070,000 or more shares exercise these redemption rights.  Spring Creek may elect to repurchase shares in the open market or otherwise in order to reduce the number of public shareholders who may exercise their redemption rights.  To the extent the acquisition is consummated and Spring Creek has purchased shares in the open market or otherwise, there will be a corresponding reduction in the amount of funds available to the combined company following the acquisition.

If outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market.  “Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares.

Outstanding warrants and unit purchase options to purchase an aggregate of 8,962,500 ordinary shares issued in connection with Spring Creek’s initial public offering and the private placement that took place immediately prior to the initial public offering will become exercisable after consummation of the acquisition. If they are exercised, a substantial number of additional shares of Spring Creek ordinary shares will be eligible for resale in the public market, which may reduce the market price.

Registration rights held by Spring Creek’s initial shareholders who purchased shares prior to Spring Creek’s initial public offering and to be granted to AutoChina’s shareholders in connection with the acquisition could reduce the market price of Spring Creek’s ordinary shares.

Spring Creek’s initial shareholders who purchased ordinary shares prior to its initial public offering are entitled to demand that Spring Creek register the resale of their shares and shares underlying their units and warrants at any time after they are released from escrow.  If such shareholders exercise their registration rights with respect to all of their shares, there will be an additional 1,293,750 ordinary shares eligible for trading in the public market.  In addition, in connection with the acquisition, Spring Creek will issue approximately 8,606,250 ordinary shares to AutoChina’s existing shareholders, plus pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina’s current shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a certain minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.  The holders of these shares will be entitled to demand that Spring Creek register the resale of their shares at any time any time after six (6) months following the consummation of the acquisition.  The presence of these additional shares may reduce the market price of Spring Creek’s ordinary shares.

Spring Creek’s directors and officers have interests in the acquisition that are different from yours, because if the acquisition is not approved, their shares may become worthless.

In considering the recommendation of Spring Creek’s Board of Directors to vote to approve the acquisition, you should be aware that Spring Creek’s directors, officers and initial shareholders have agreements or arrangements that provide them with interests in the acquisition that differ from, or are in addition to, those of Spring Creek shareholders generally.  Spring Creek’s initial shareholders, including its directors and officers, are not entitled to receive any of the funds that would be distributed upon liquidation of the trust account.  Therefore, if the acquisition is not approved, the 1,293,750 original shares and 1,430,000 insider warrants may become worthless.  The personal and financial interests of directors and officers may have influenced their motivation in identifying and selecting a target business and in timely completion of a business combination.  Consequently, their discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in the best interests of Spring Creek’s shareholders.

Because Spring Creek does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in Spring Creek’s ordinary shares only if it appreciates in value.

Spring Creek has never declared or paid any cash dividends on its ordinary shares.  Following the acquisition, Spring Creek currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, Spring Creek does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of Spring Creek’s Board of Directors and will depend on factors Spring Creek’s Board of Directors deems relevant, including among others, Spring Creek’s results of operations, financial condition and cash requirements, business prospects, and the terms of Spring Creek’s credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of Spring Creek’s ordinary shares. There is no guarantee that Spring Creek’s ordinary shares will appreciate in value.

Spring Creek’s securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of its securities more than if the securities were quoted or listed on the Nasdaq market.

Spring Creek’s securities are quoted on the OTC Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system. Quotation of Spring Creek’s securities on the OTC Bulletin Board will limit the liquidity and price of its securities more than if the securities were quoted or listed on Nasdaq.

Risks to Spring Creek’s Shareholders

Spring Creek may choose to redeem its outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, Spring Creek may redeem all of its outstanding warrants at any time after they become exercisable at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of Spring Creek’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before Spring Creek sends the notice of redemption. Calling all of Spring Creek’s outstanding warrants for redemption could force the warrant holders:

•	To exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;
•	To sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or
•	To accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Spring Creek’s warrant holders may not be able to exercise their warrants, which may create liability for Spring Creek.

Holders of the warrants Spring Creek issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933 relating to the shares of its ordinary shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although Spring Creek has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and Spring Creek intends to comply with such agreement, Spring Creek cannot assure you that it will be able to do so. In addition, some states may not permit Spring Creek to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by Spring Creek, Spring Creek may exercise its redemption right even if Spring Creek is unable to qualify the underlying securities for sale under all applicable state securities laws. Since Spring Creek’s obligations in this regard are subject to a “best efforts” standard, it is possible that, even if Spring Creek is able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on Spring Creek to compensate warrant holders due to the change in circumstances that led to Spring Creek being unable to fulfill its obligations.

Failure to complete the acquisition could reduce the market price of Spring Creek’s ordinary shares and may make it more difficult for Spring Creek to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, causing some investors to experience a loss on their investment.

If the acquisition is not completed for any reason, Spring Creek may be subject to a number of material risks, including:

•	The market price of its ordinary shares may decline if the current market price of its ordinary shares reflects a market assumption that the acquisition will be consummated;
•	Costs related to the acquisition, such as legal and accounting fees and the costs of the fairness opinion, must be paid even if the acquisition is not completed; and
•	Charges will be made against earnings for transaction-related expenses, which could be higher than expected.

Such decreased market price and added costs and charges of the failed acquisition, together with the history of failure in consummating an acquisition, may make it more difficult for Spring Creek to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, which could cause investors to experience a loss on their investment.

If holders of Spring Creek’s ordinary shares purchased in Spring Creek’s initial public offering owning 40% or more of the ordinary shares issued in its initial public offering decide to vote against the acquisition and opt to redeem their shares for cash, Spring Creek may be forced to dissolve and liquidate, shareholders may receive less than $8.00 per share, and Spring Creek’s warrants may expire worthless.

Under the terms of Spring Creek’s Amended and Restated Memorandum and Articles of Association, if holders of Spring Creek’s ordinary shares purchased in Spring Creek’s initial public offering owning 40% or more of the ordinary shares issued in its initial public decide to vote against the acquisition and opt to redeem their shares for cash, Spring Creek may ultimately be forced to dissolve and liquidate. Although Spring Creek will continue to search to acquire an operating company in located in the Greater China region, Spring Creek’s Amended and Restated Memorandum and Articles of Association requires Spring Creek to liquidate if it does not complete a business combination by September 4, 2009, or September 4, 2010 if Spring Creek enters into a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to September 4, 2009, but is unable to complete a business combination by such date.  Spring Creek signed a definitive agreement with AutoChina on February 4, 2009, and therefore has until September 4, 2010 to complete the acquisition. If Spring Creek does not consummate the acquisition of AutoChina by that time, it will be forced to dissolve and liquidate in accordance with the provisions of Cayman Islands law.

In any liquidation, the net proceeds of Spring Creek’s initial public offering held in the trust account, plus any interest earned thereon (net of taxes payable and up to $1,050,000 of interest earned on the trust account that may be released to Spring Creek to fund its working capital and repay management loans), will be distributed on a pro rata basis to the holders of Spring Creek’s ordinary shares issued in Spring Creek’s initial public offering.  At the time of the consummation of the acquisition, Spring Creek anticipates that the amount in trust will be approximately $40,671,000.  Based on that number, the per share liquidation price would be approximately $7.86, or $0.14 less than the price ($8.00 per unit) that Spring Creek sold each unit for in its initial public offering. The proceeds deposited in the trust account could, however, become subject to the claims of Spring Creek’s creditors which could be prior to the claims of Spring Creek’s public shareholders. Spring Creek cannot assure you that the actual per share liquidation price will not be less than $7.86, plus interest (net of taxes payable), due to claims of creditors. Furthermore, there will be no distribution with respect to Spring Creek’s outstanding warrants and, accordingly, the warrants will expire worthless.

If Spring Creek is unable to consummate a business combination, its public shareholders will be forced to wait until at least September 4, 2010 before receiving liquidation distributions.

If the proposed acquisition is not approved, Spring Creek has until September 4, 2010 in which to complete a business combination. Spring Creek has no obligation to return funds to investors prior to such date unless Spring Creek consummates a business combination prior thereto. Only after the expiration of this time period will public shareholders be entitled to liquidation distributions if Spring Creek is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until such date.

Spring Creek’s shareholders may be held liable for claims by third parties against Spring Creek to the extent of distributions received by them.

Spring Creek’s Amended and Restated Memorandum and Articles of Association provides that Spring Creek will continue in existence until September 4, 2010.  If Spring Creek has not completed a business combination by such date and amended this provision in connection thereto, its corporate existence will cease except for the purposes of winding-up Spring Creek’s affairs and liquidating. As a result, this has the same effect as if Spring Creek had formally went through a voluntary liquidation procedure under the Companies Law (2007 Revision) of the Cayman Islands, referred to in this proxy as the Companies Law. In such a situation under the Companies Law, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. Spring Creek anticipates the trust account would be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

Additionally, in any liquidation proceedings of the company under Cayman Islands’ law, the funds held in Spring Creek’s trust account may be included in its estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any such claims deplete the trust account, Spring Creek cannot assure you it will be able to return to its public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to Spring Creek’s estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, Spring Creek cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by Spring Creek. Furthermore, Spring Creek’s Board of Directors may be viewed as having breached their fiduciary duties to Spring Creek’s creditors and/or may have acted in bad faith, and thereby exposing itself and Spring Creek to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. Spring Creek cannot assure you that claims will not be brought against Spring Creek for these reasons.

If Spring Creek is unable to consummate a transaction prior to September 4, 2010, its purpose and powers will be limited to dissolving, liquidating and winding up. Upon notice from Spring Creek, the trustee of the trust account will distribute the amount in Spring Creek’s trust account to Spring Creek’s public shareholders as part of Spring Creek’s plan of dissolution and distribution. Concurrently, Spring Creek will pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Spring Creek cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, James Sha and Diana Liu have agreed that they will be jointly and severally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the completion of the acquisition) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Spring Creek for services rendered or contracted for or products sold to Spring Creek.

If Spring Creek is forced to declare insolvency or a case for involuntary liquidation is filed against it which is not dismissed, the proceeds held in the trust account will be subject to applicable Cayman Islands’ insolvency law, and may be included in Spring Creek’s estate and subject to the claims of third parties with priority over the claims of Spring Creek’s shareholders. Furthermore, because Spring Creek intends to distribute the proceeds held in the trust account to its public shareholders promptly after the approval of the proposal to acquire AutoChina and the proposals to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association, this may be viewed or interpreted as giving preference to Spring Creek’s public shareholders over any potential creditors with respect to access to or distributions from Spring Creek’s assets. Furthermore, the Spring Creek Board of Directors may be viewed as having breached its fiduciary duties to Spring Creek’s creditors and/or may have acted in bad faith, and thereby exposing itself and Spring Creek to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Spring Creek cannot assure you that claims will not be brought against it for these reasons.

If third parties bring claims against Spring Creek, the proceeds held in the trust account could be reduced and the per share liquidation price received by shareholders could be less than $7.86 per share.

Spring Creek’s placement of funds in trust may not protect those funds from third party claims against it. Although Spring Creek has sought to have vendors, potential target businesses, consultants or other entities with which Spring Creek does business execute valid and enforceable agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Spring Creek’s public shareholders, not all have executed such agreements. Those parties who have not entered into such agreements may have claims they will attempt to assert, and those who have may claim that the waiver is unenforceable or assert claims based on fraudulent inducement, breach of fiduciary responsibility or other similar claims. Nor is there any guarantee that, even if such entities have executed such agreements with Spring Creek, they will not seek recourse against the trust account. A court could also conclude that such agreements are not legally enforceable. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Spring Creek’s public shareholders.

If Spring Creek liquidates before the completion of a business combination and distributes the proceeds held in trust to Spring Creek’s public shareholders, James Sha and Diana Liu have contractually agreed with Spring Creek that they will be severally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the completion of Spring Creek’s initial public offering) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Spring Creek for services rendered or contracted for or products sold to Spring Creek. Because many of Spring Creek’s vendors, potential target businesses, consultants or other entities with which Spring Creek has done business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Spring Creek’s public shareholders, Spring Creek believes the likelihood of Spring Creek’s officers and directors having any such obligations is minimal. Notwithstanding the foregoing, Spring Creek has questioned James Sha and Diana Liu on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Furthermore, if they refused to satisfy their obligations, Spring Creek would be required to bring a claim against them to enforce Spring Creek’s indemnification rights. Therefore, Spring Creek cannot assure you that the per-share distribution from the trust fund, if Spring Creek liquidates, will not be less than $7.86, plus interest then held in the trust fund, due to such claims.

Additionally, if Spring Creek is forced to declare insolvency or a case for involuntary liquidation is filed against it which is not dismissed, the proceeds held in the trust account will be subject to applicable Cayman Islands insolvency law, and may be included in Spring Creek’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Spring Creek’s shareholders. To the extent any such claims deplete the trust account, Spring Creek cannot assure you Spring Creek will be able to return to Spring Creek’s public shareholders at least $7.86 per share.

Limited ability to evaluate the target business’ management.

Although Spring Creek closely examined the management of AutoChina, Spring Creek cannot assure you that its assessment of AutoChina’s management will prove to be correct, or that future management will have the necessary skills, qualifications or abilities to manage its business successfully.  Essentially, all of the serving management of AutoChina will remain with the combined company, and will for the most part run its day to day operations.  Certain members of Spring Creek’s current Board of Directors will remain directors of Spring Creek subsequent to the acquisition.

Risks Relating to the Combined Company’s Corporate Structure and Restrictions on its Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to the description of operating business. If the PRC government finds that the structure AutoChina has adopted for its business operations does not comply with PRC laws and regulations, AutoChina could be subject to severe penalties, including the shutting down of its Chinese operating subsidiaries.

Foreign ownership of retailing businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates the retailing businesses through strict business licensing requirements and other government regulations.

Because AutoChina is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think, a Hong Kong company, its PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, AutoChina conducts its operations in China through a series of contractual arrangements entered into with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, AutoChina has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary. AutoChina’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Chuanglian, a wholly owned subsidiary of AutoChina, and each of the Auto Kaiyuan Companies, which are the operating companies of AutoChina in the PRC. The Auto Kaiyuan Companies hold and its subsidiaries hold the relevant business licenses to carry out the business

As a result of these contractual arrangements, AutoChina controls the Auto Kaiyuan Companies and, accordingly, under U.S. GAAP, the Auto Kaiyuan Companies consolidate their operating results in the combined company’s financial statements. For a description of these contractual arrangements, see “Information About AutoChina”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law.

Furthermore, if the combined company’s ownership structure, contractual arrangements and businesses, its PRC subsidiaries and Auto Kaiyuan Companies are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•
revoking the business and operating licenses of the combined company’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of the combined company’s business;

•	levying fines;
•	confiscating the combined company’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;
•	shutting down its commercial vehicle financing and sales of branded automobiles businesses;
•	discontinuing or restricting its operations or the operations of the combined company’s PRC subsidiaries or Auto Kaiyuan Companies;
•	imposing conditions or requirements with which AutoChina, the combined company’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;
•	requiring the combined company, the combined company’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;
•	restricting or prohibiting the combined company’s use of the proceeds from Spring Creek’s initial public offering to finance its business and operations in China; and
•	taking other regulatory or enforcement actions that could be harmful to the business of the Auto Kaiyuan Companies.

If the regulatory authorities take any of the above-mentioned measures against Spring Creek, the combined company may have to cease its business operations and its reputation will be severely damaged, which in turn will materially and negatively affect Spring Creek’s financial condition and results of operations.

If the Auto Kaiyuan Companies fail to obtain and maintain the requisite licenses and approvals held by it under the complex regulatory environment for retailing businesses in China, the combined company’s business, financial condition and results of operations may be materially and adversely affected.

The retailing industry in China is regulated by the PRC government. Various regulatory authorities of the central PRC government, such as Ministry of Commerce, are empowered to issue and implement regulations governing various aspects of the retailing industry.

The Auto Kaiyuan Companies are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. The Auto Kaiyuan Companies have obtained primary approvals including the business licenses to conduct the retailing of automotive business.  If the Auto Kaiyuan Companies fail to obtain or maintain any of the required licenses, its continued business operations in the automotive industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of the Auto Kaiyuan Companies will materially and adversely affect Spring Creek’s business, financial condition and results of operations.

The shareholder of the Auto Kaiyuan Companies may have potential conflicts of interest with the combined company, which may materially and adversely affect the combined company’s business and financial condition.

AutoChina has contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholder of Auto Kaiyuan Companies is Kaiyuan Real Estate, a company registered in the PRC and wholly-owned by AutoChina’s Chairman and CEO, Mr. Yong Hui Li.  Although Auto Kaiyuan Companies and Kaiyuan Real Estate have given undertakings to act in the best interests of AutoChina, Spring Creek cannot assure you that when conflicts arise, these individuals will act in the combined company’s best interests or that conflicts will be resolved in the combined company’s favor.

AutoChina may lose the ability to use and enjoy assets held by the Auto Kaiyuan Companies that are important to the operation of its business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of AutoChina’s contractual arrangements with the Auto Kaiyuan Companies and their shareholders, the Auto Kaiyuan Companies hold certain assets that are important to the operation of the combined company’s business. If the Auto Kaiyuan Companies go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, AutoChina may be unable to continue some or all of its business activities, which could materially and adversely affect its business, financial condition and results of operations. If the Auto Kaiyuan Companies undergo a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering AutoChina’s ability to operate AutoChina’s business, which could materially and adversely affect AutoChina’s business, financial condition and results of operations.

Contractual arrangements AutoChina has entered into among its subsidiaries and the Auto Kaiyuan Companies may be subject to scrutiny by the PRC tax authorities and a finding that the combined company or the Auto Kaiyuan Companies owe additional taxes could substantially reduce the combined company’s consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. AutoChina could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among its subsidiaries and the Auto Kaiyuan Companies do not represent an arm’s length price and adjust the income of the combined company’s subsidiaries or that of the Auto Kaiyuan Companies in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the Auto Kaiyuan Companies, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on the combined company’s affiliated entity for underpayment of taxes.  The combined company’s consolidated net income may be materially and adversely affected if its affiliated entity’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

General Risks Relating to Conducting Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for automobiles and trucks and damage AutoChina’s business and prospects.

AutoChina conducts substantially all of its operations and generates most of its sales in China. Accordingly, AutoChina’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;
•	the early stage of development of the market-oriented sector of the economy;
•	the rapid growth rate;
•	the higher rate of inflation;
•	the higher level of control over foreign exchange; and
•	government control over the allocation of many resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on AutoChina.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

In the past 20 years, the PRC has been one of the world’s fastest growing economies measured in gross domestic product.  However, in conjunction with recent slowdowns in economies of the United States and European Union, the growth rate in China has declined in recent quarters.  Any further adverse change in the economic conditions or any adverse change in government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for automobiles and consequently have a material adverse effect on AutoChina’s business and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to AutoChina and its shareholders.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. the combined company’s PRC operating subsidiaries, Chuanglian, is wholly foreign-owned enterprise, and both will be subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. The combined company’s PRC affiliated entities, the Auto Kaiyuan Companies, will be subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, the combined company may have to resort to administrative and court proceedings to enforce the legal protection that the combined company enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the combined company enjoys than under more developed legal systems. Such uncertainties, including the inability to enforce the combined company’s contracts and intellectual property rights, could materially and adversely affect the combined company’s business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, Spring Creek cannot predict the effect of future developments in the PRC legal system, particularly with respect to the automobile sales and financing sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to Spring Creek and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi and the cash of Spring Creek which will become available to the combined company upon the consummation of the proposed acquisition will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power of such amounts and the amount AutoChina will spend in importing automobiles from overseas and AutoChina’s balance sheet and earnings per share in U.S. dollars following the acquisition. In addition, AutoChina reports its financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect AutoChina’s financial results reported in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments AutoChina makes in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and AutoChina may not be able to successfully hedge AutoChina’s exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict AutoChina’s ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to the combined company’s PRC subsidiaries and the Auto Kaiyuan Companies could materially increase AutoChina’s tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively.

Under the then applicable PRC tax laws, certain of AutoChina’s dealership subsidiaries were granted tax incentives in connection with compliance with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby the qualified subsidiaries were exempted from paying any income taxes for a period of two to three years or enjoyed a 50% discounted income tax rate. Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%.

Any increase in the enterprise income tax rate applicable to AutoChina could adversely affect AutoChina’s business, operating results and financial condition.

Under the New EIT Law, Spring Creek and AutoChina each may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to Spring Creek, AutoChina and Spring Creek’s non-PRC shareholders.

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The New EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that Spring Creek and AutoChina each is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, each of Spring Creek and AutoChina may be subject to enterprise income tax at a rate of 25% on its worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, dividends paid to Spring Creek from AutoChina’s PRC subsidiaries through AutoChina’s Hong Kong sub-holding company, assuming each such company is a “resident enterprise,” should qualify as “tax-exempt income,” Spring Creek cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends Spring Creek pays to its non-PRC shareholders and with respect to gains derived by Spring Creek’s non-PRC shareholders from transferring Spring Creek’s shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

If any such PRC taxes apply, a non-PRC shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. AutoChina is actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and Spring Creek and the combined company are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent the combined company from using the proceeds the combined company expect to receive from the acquisition to make loans to the combined company’s PRC subsidiaries and PRC affiliated entity or to make additional capital contributions to the combined company’s PRC subsidiaries, which could materially and adversely affect the combined company’s liquidity and the combined company’s ability to fund and expand its business.

The combined company will be a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries and its PRC affiliated entity, the Auto Kaiyuan Companies.  Any loans the combined company makes to its PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. The combined company might have to make capital contributions to its subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if the combined company makes loans to its PRC subsidiaries that do not exceed their current maximum amount of borrowings, the combined company will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans the combined company makes to its PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

Spring Creek cannot assure you that the combined company will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by the combined company to its PRC subsidiaries or PRC affiliated entity or with respect to future capital contributions by the combined company to its PRC subsidiaries. If the combined company fails to complete such registrations or obtain such approvals, the combined company’s ability to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

A failure by AutoChina’s shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict AutoChina’s ability to distribute profits, restrict AutoChina’s overseas and cross-border investment activities or subject the combined company to liability under PRC laws, which could adversely affect AutoChina’s business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If AutoChina’s shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, AutoChina’s PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the combined company, and AutoChina may be restricted in AutoChina’s ability to contribute additional capital to AutoChina’s PRC subsidiaries.

AutoChina is committed to complying, and to ensuring that AutoChina’s shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. Spring Creek believes that all of AutoChina’s PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE, or are otherwise in the process of registering. However, Spring Creek may not at all times be fully aware or informed of the identities of all AutoChina’s beneficial owners who are PRC citizens or residents, and AutoChina may not always be able to compel AutoChina’s beneficial owners to comply with the SAFE Circular 75 requirements. As a result, Spring Creek cannot assure you that all of AutoChina’s shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject the combined company to fines or legal sanctions, restrict AutoChina’s overseas or cross-border investment activities, limit AutoChina’s subsidiaries’ ability to make distributions or pay dividends or affect AutoChina’s ownership structure, which could adversely affect AutoChina’s business and prospects.

Restrictions on currency exchange may limit AutoChina’s ability to utilize AutoChina’s revenues effectively and the ability of AutoChina’s PRC subsidiaries to obtain financing.

Substantially all of AutoChina’s revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit AutoChina’s ability to utilize revenues generated in Renminbi to fund AutoChina’s business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. AutoChina’s PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of AutoChina’s PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of AutoChina’s PRC subsidiaries or affiliated entity to obtain foreign currencies, limit AutoChina’s ability to utilize revenues generated in Renminbi to fund AutoChina’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect AutoChina’s business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against Spring Creek, the combined company, their subsidiaries and variable interest entities, officers, directors and shareholders, and others.

After consummation of the acquisition, substantially all of the combined company’s assets will be located outside of the U.S.  Most of Spring Creek’s current directors and executive officers reside outside of the United States, and it is expected that a majority of the combined company's officers and directors will also reside outside the United States. As a result, it may not be possible for investors in the United States to effect service of process within the United States or elsewhere outside the PRC on the combined company, their subsidiaries and variable interest entities, officers, directors and shareholders, and others, including with respect to matters arising under United States federal or state securities laws. The PRC does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the United States or many other countries. As a result, recognition and enforcement in the PRC of these judgments in relation to any matter, including United States securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against the combined company’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by PRC law and the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liabilities, including monetary damages.

Any future outbreak of severe acute respiratory syndrome or avian influenza in China, or similar adverse public health developments, may disrupt AutoChina’s business and operations.

AutoChina’s business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health development. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including a few confirmed human cases. Any prolonged recurrence of an adverse public health development may result in the temporary closure of businesses in China by the PRC government in order to avoid congregation in closed spaces to help prevent disease transmission. Such occurrences would disrupt AutoChina’s business operations and adversely affect AutoChina’s results of operations. AutoChina has not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.

Spring Creek has not had operations, and AutoChina has not operated as a public company. Fulfilling the combined company’s obligations incident to being a public company after completing the acquisition will be expensive and time consuming.

Each of Spring Creek, as a company without operations, and AutoChina, as a private company, have maintained relatively small finance and accounting staffs. None of Spring Creek and AutoChina currently has an internal audit group. Although Spring Creek has maintained disclosure controls and procedures and internal control over financial reporting as required under the Federal securities laws with respect to its very limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as AutoChina with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the combined company will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on the combined company’s finance and accounting staff and on its financial, accounting and information systems, and increase its insurance, legal and financial compliance costs. The combined company may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Spring Creek may qualify as a passive foreign investment company, or ‘‘PFIC,’ which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, Spring Creek will be classified as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Spring Creek is determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this proxy statement captioned ‘‘Material United States Federal Income Tax Considerations — General’’) held Spring Creek’s ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of its assets to date, which have largely consisted of cash and other investment assets, it is likely that Spring Creek qualified as a PFIC in 2007 and 2008. Spring Creek’s actual PFIC status for any subsequent taxable year, however, will not be determinable until after the end of the taxable year, and accordingly there can be no assurance with respect to its status as a PFIC for the current taxable year or any future taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this proxy statement captioned ‘‘Material United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of Spring Creek — Passive Foreign Investment Company Rules.’’

PRICE RANGE OF SECURITIES AND DIVIDENDS

Spring Creek

Spring Creek’s ordinary shares, warrants and units are quoted on the OTC Bulletin Board under the symbols SCRQF, SCRWF and SCRUF, respectively. The units have been quoted on the Bulletin Board since February 28, 2008 and the ordinary shares and warrants since March 28, 2008. Spring Creek’s securities did not trade on any market or exchange prior to February 28, 2008. The closing price for these securities on February 6, 2009, the last trading day before announcement of the acquisition, was $7.00, $0.10 and $7.10, respectively.  The closing price for the securities on March 5, 2009, the most recent trading day practicable before the date of this proxy statement, was $7.15, $0.18 and $7.50, respectively.

The table below sets forth, for the calendar quarters indicated, the high and low bid prices for Spring Creek’s units for the period from February 28, 2008 through March 5, 2009 and Spring Creek’s ordinary shares and warrants for the period from March 28, 2008 through March 5, 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Ordinary shares		Warrants		Units
	High	Low	High	Low	High	Low
2008
First Quarter	$7.30	$7.20	$0.80	$0.75	$8.15	$7.92
Second Quarter	7.30	7.15	0.80	0.60	7.99	7.76
Third Quarter	7.18	7.00	0.73	0.40	7.90	7.50
Fourth Quarter	7.15	6.50	0.40	0.13	7.35	6.75
2009
First Quarter	7.15	6.60	0.19	0.10	8.01	6.85

Holders of Spring Creek ordinary shares, warrants and units should obtain current market quotations for their securities. The market price of these securities could vary at any time before the acquisition is completed.

Spring Creek anticipates that its securities will continue to be quoted on the OTC Bulletin Board post acquisition.  There can be no assurance that a trading market will develop for these securities.

Holders of Spring Creek. As of March 5, 2009, there were of record six holders of ordinary shares, one of warrants, and one of units.  Spring Creek believes the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

Dividends. Spring Creek has not paid any dividends on its ordinary shares to date and does not intend to pay dividends prior to the completion of a business combination.

AutoChina

AutoChina securities are not publicly traded.

Holders.  As of March 5, 2009, there was one record holder of AutoChina ordinary shares.

Dividends. AutoChina has not paid any dividends on its ordinary shares to date and does not intend to pay any other dividends in the foreseeable future.

Post Acquisition

The payment of dividends by the combined company in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the acquisition. The payment of any dividends subsequent to that time will be within the discretion of the Board of Directors serving at that time. It is the present intention of the Board of Directors to retain all earnings, if any, for use in business operations and, accordingly, it does not anticipate declaring any dividends in the foreseeable future.  Loans or credit facilities may also limit the combined company’s ability to pay dividends.

THE SPRING CREEK EXTRAORDINARY GENERAL MEETING

Spring Creek is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting in connection with the proposed acquisition of AutoChina.  This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

Date, Time and Place.  Spring Creek will hold the extraordinary general meeting at 12:00 noon, local time, on March 26, 2009, at the offices of Spring Creek’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 to vote on the proposals specified below.

Purpose.  At the extraordinary general meeting, holders of Spring Creek ordinary shares will be asked to approve:

•
The proposed acquisition by Spring Creek of all of the outstanding securities of AutoChina, resulting in AutoChina becoming a wholly owned subsidiary of Spring Creek and the transactions contemplated by the share exchange agreement, dated as of February 4, 2009 by and among Yong Hui Li, Yan Wang, Honest Best Int’l Ltd., AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., Shanxi Chuanglian Auto Trade Co., Ltd., and Spring Creek.  This agreement is referred to as the share exchange agreement and the acquisition of all of the outstanding shares of AutoChina pursuant to the share exchange agreement as the acquisition. This proposal is referred to as the acquisition proposal;

•	To elect three (3) directors to the Board of Directors of Spring Creek each to serve until his or her term has expired and until his or her successor is duly elected and qualified;

•
The adoption of the AutoChina International Limited 2009 Equity Incentive Plan, or the “incentive plan,” which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of Spring Creek, representing up to approximatly 10% of Spring Creek’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of Spring Creek and its subsidiaries;

•
Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association and passing the required resolution to change Spring Creek’s corporate name to AutoChina International Limited by special resolution;

•	Amending Spring Creek’s Amended and Restated Memorandum and Articles of Association as described on page 79 by special resolution; and

•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

After careful consideration of all relevant factors, Spring Creek’s Board of Directors has determined that these proposals are fair to and in the best interests of Spring Creek and its shareholders, and has recommended that you vote or give instruction to vote “FOR” adoption of each of them.  The Board of Directors has also determined that the fair market value of AutoChina is at least 80% of Spring Creek’s net assets, which is necessary to satisfy the provisions of its Amended and Restated Memorandum and Articles of Association enabling it to consummate the acquisition.

The extraordinary general meeting has been called only to consider approval of the acquisition, the amendment to Spring Creek’s Amended and Restated Memorandum and Articles of Association to change Spring Creek’s name, the amendment to Spring Creek’s Amended and Restated Memorandum and Articles of Association to remove certain provisions which will no longer be applicable upon consummation of the acquisition, the adoption of the incentive plan and election of directors.  Under Cayman Islands law and Spring Creek’s bylaws, no other business may be transacted at the extraordinary general meeting.

Record Date; Who is Entitled to Vote.  The “record date” for the extraordinary general meeting is March 5, 2009. Record holders of Spring Creek ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the extraordinary general meeting.  On the record date, there were 6,468,750 outstanding shares of Spring Creek ordinary shares, of which 5,175,000 shares were sold to the public in Spring Creek’s initial public offering.  Each ordinary share is entitled to one vote per proposal at the extraordinary general meeting.  Spring Creek’s warrants do not have voting rights.

Pursuant to letter agreements with Spring Creek, Spring Creek’s initial shareholders have agreed to vote the 1,293,750 ordinary shares owned by them prior to Spring Creek’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Vote Required.  Under Spring Creek’s Amended and Restated Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Approval of the amendments to the Amended and Restated Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.  The election of each director and adoption of the incentive plan will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.

Spring Creek will not be authorized to complete the acquisition if holders of 2,070,000 or more shares of Spring Creek ordinary shares sold in its initial public offering (public shareholders owning 40% or more of the shares sold in the initial public offering) vote against the acquisition and demand that Spring Creek redeem their shares into pro rata portions of the trust account.  In addition, the amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association, adoption of the incentive plan and election of directors will not be effected, even if approved by shareholders in such manner, unless the acquisition proposal with AutoChina is also approved and holders of less than 40% of the ordinary shares sold in Spring Creek’s initial public offering vote against the acquisition proposal and exercise their redemption rights.

Abstaining from voting or not voting on the acquisition proposal (including broker non-votes), either in person or by proxy or voting instruction, will have the same effect as a vote against each such proposal since the vote to approve the acquisition proposal and election of directors requires affirmative votes of holders of a majority of Spring Creek’s outstanding ordinary shares. Abstaining from voting or not voting on the proposals to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association, election of directors, the adjournment and the incentive plan proposal (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such proposal since the vote to approve each of these proposals requires the affirmative vote of the holders of either two-thirds or a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. An abstention will not count toward the 40% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the proposal relating to the acquisition is not approved, Spring Creek’s Board of Directors will not go forward with the acquisition of AutoChina, the amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association, adoption of the incentive plan and election of directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Voting Your Shares.  Each ordinary share that you own in your name entitles you to one vote per proposal.  Your proxy card shows the number of shares you own.

There are two ways to vote your shares at the extraordinary general meeting:

By signing and returning the enclosed proxy card.  If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card.  If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Spring Creek Board of Directors “for” approval of each proposal.

You can attend the extraordinary general meeting and vote in person.  Spring Creek will give you a ballot when you arrive.  If your shares are held in the name of your broker, bank or another nominee, however, you must get a legal proxy from the broker, bank or other nominee.  That is the only way Spring Creek can be sure that the broker, bank or nominee has not already voted your shares.

Redemption Rights.  Any holder of shares that were purchased in Spring Creek’s initial public offering who votes against the acquisition may, at the same time, demand that Spring Creek redeem his or her shares into a pro rata portion of the funds available for redemption in the trust account. If so demanded and the acquisition is consummated, Spring Creek will redeem the shares. If the holders of 2,070,000 or more shares issued in Spring Creek’s initial public offering vote against the acquisition and demand redemption of their shares, Spring Creek will not have authority to consummate the acquisition. You will be entitled to receive this cash only if you continue to hold your shares through the closing of the acquisition and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to the Company's transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved. Upon redemption of your shares, you will no longer own them.  You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

The closing price of Spring Creek’s ordinary shares on March 5, 2009 was $7.15.  At the time of the consummation of the acquisition, Spring Creek anticipates that the amount in trust will be approximately $40,671,000.  If a public shareholder would have elected to exercise redemption rights on such date, he or she would be entitled to receive approximately $7.86 per share.

Questions About Voting.  If you have any questions about how to vote or direct a vote in respect of your Spring Creek ordinary shares, you may write or call Spring Creek’s proxy solicitor: Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention: Karen Smith.  You may also want to consult your financial and other advisors about the vote.

Revoking Your Proxy and Changing Your Vote.  If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

Sending another proxy card with a later date;

Notifying Spring Creek Acquisition Corp., 10F, Room #1005, Fortune Int’l Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, People’s Republic Of China, Attention: James Sha, in writing before the extraordinary general meeting that you have revoked your proxy; or

Attending the extraordinary general meeting, revoking your proxy and voting in person.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Broker Non-Votes.  If your broker holds your shares in its name and you do not give the broker voting instructions, regulatory rules prohibit your broker from voting your shares on the acquisition, the proposed amendment to Spring Creek’s Amended and Restated Memorandum and Articles of Association, and the adoption of the incentive plan.  This is known as a “broker non-vote.”

Solicitation Costs.  Spring Creek is soliciting proxies on behalf of the Spring Creek Board of Directors.  This solicitation is being made by mail, but also may be made in person or by telephone or other electronic means.  Spring Creek and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means.  In addition, AutoChina shareholders, officers and directors may solicit proxies in person or by mail, telephone or other electronic means on Spring Creek’s behalf.  These persons will not be paid for doing this.

Spring Creek has hired Advantage Proxy, a proxy solicitation firm, to assist it in soliciting proxies for a fee of approximately $15,000 plus reasonable expenses.

Spring Creek will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.  Spring Creek will reimburse them for their reasonable expenses.

Share Ownership.  Information concerning the holdings of certain Spring Creek shareholders is set forth above in the Summary and below under “Beneficial Ownership of Securities.”

Actions That May be Taken to Secure Approval of Spring Creek’s Shareholders.  In addition to retaining Advantage Proxy to assist Spring Creek with soliciting proxies, Spring Creek has retained an investor relations firm, The Equity Group Inc., to help it prepare press releases and presentations relating to AutoChina’s business. The Equity Group Inc. has also assisted Spring Creek with the preparation of shareholder presentations. Spring Creek is filing with the SEC a presentation that will be made to current and potential Spring Creek shareholders to inform them about AutoChina in hopes that they will vote to approve the proposed acquisition or purchase Spring Creek securities in the public markets. Members of AutoChina’s management team are expected to be involved in giving the presentation about AutoChina. Neither Spring Creek nor its consultants or affiliates have offered any shareholder any form of consideration for any shareholder’s promise to approve the proposed acquisition.

In order to ensure that that the acquisition is approved, Spring Creek, AutoChina and their respective affiliates may enter into transactions to purchase ordinary shares of Spring Creek from shareholders who have indicated their intention to vote against the acquisition and seek conversion of their shares. In addition, Spring Creek, AutoChina and their respective affiliates may also purchase warrants from warrantholders. Transactions of such nature would only be entered into and effected at a time when the purchasers of such securities or any of their affiliates are not aware of any material nonpublic information regarding Spring Creek, AutoChina or the acquisition. Such purchases could result in all or substantially all of Spring Creek’s trust fund being expended to pay for such purchases post transaction, which would result in AutoChina not receiving any working capital from the trust account.  No transactions have been entered into, but may include:

•	Purchases by Spring Creek, AutoChina or their respective affiliates of shares or warrants of Spring Creek;

•	Agreements with third parties to purchase shares or warrants that may then be resold to the combined company subsequent to the acquisition using funds that were previously in the trust account;

•
Agreements with third parties pursuant to which Spring Creek, AutoChina or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of Spring Creek. The combined company would repay such borrowings using funds that were previously in the trust account; and

•	The granting of securities to third party purchasers of ordinary shares or warrants of Spring Creek as an inducement for such third parties to purchase such securities.

In the event that it appeared that the acquisition would not be consummated at the extraordinary general meeting of Spring Creek’s shareholders, such meeting could be postponed (assuming that the postponement proposal was approved by the shareholders and such postponement was not past September 4, 2010, the date on which Spring Creek’s corporate existence terminates unless it consummates a business combination) to enter into arrangements similar to the foregoing.

In the event that any purchases of Spring Creek’s ordinary shares or warrants are made by Spring Creek, AutoChina or affiliates of either of them after the mailing of this proxy statement to shareholders but prior to the extraordinary general meeting, Spring Creek will file a Current Report on Form 6-K relating to such purchases within four business days of such purchases or otherwise prior to the extraordinary general meeting. In the event that members of the management team of Spring Creek purchase Spring Creek ordinary shares or warrants, such purchasers will also be required to make beneficial ownership filings with the Securities and Exchange Commission. Members of Spring Creek management have an obligation to disclose changes in their beneficial ownership of Spring Creek securities within two business days of any such changes.

Spring Creek will file a Current Report on Form 6-K with respect to any arrangements entered into by Spring Creek, AutoChina or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by Spring Creek’s shareholders. Any Spring Creek shares purchased by Spring Creek will not be considered outstanding for purposes of the extraordinary meeting and will therefore not be permitted to vote at the meeting. In the event that public shares are purchased by Spring Creek, such shares would no longer be deemed to be outstanding for purposes of determining the vote required for the approval of any of the proposals presented at the extraordinary general meeting. Therefore, this would reduce (i) the number of public shares outstanding and entitled to vote on each matter, (ii) the number of shares required to be voted in favor of each proposal. Conversely, if Spring Creek’s directors and officers purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of shares required to be voted in favor of such proposals by a number of shares equal to those purchased. Neither Spring Creek nor its officers or directors purchasing shares would affect the number of shares that could be converted by Spring Creek with the acquisition still being permitted to be consummated.

Spring Creek’s initial shareholders have agreed to vote the 1,293,750 ordinary shares of Spring Creek (which includes 1,254,938 shares owned by its current officers and directors) owned by them prior to Spring Creek’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering.  The initial shareholders are not under any obligation to Spring Creek with respect to voting any shares acquired by them in Spring Creek’s initial public offering or in the aftermarket, and accordingly may vote any such shares in favor of the proposed acquisition (as they have indicated they intend to do).  This would have the effect of reducing the number of other public shareholders of Spring Creek that would have to vote in favor of the proposed acquisition.  The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

PROPOSAL TO ACQUIRE AUTOCHINA

General

On February 4, 2009, a share exchange agreement was entered into by and among Spring Creek Acquisition Corp., a company incorporated in the Cayman Islands, AutoChina Group Inc., a company incorporated in the Cayman Islands, Honest Best Int’l Ltd., a company incorporated in the British Virgin Islands and sole shareholder of AutoChina, Yong Hui Li, Yan Wang and certain subsidiaries and affiliated entities of AutoChina named therein. EarlyBird Capital, Inc. is acting as advisor to Spring Creek in connection with the transaction.

Acquisition of AutoChina; Acquisition Consideration

Upon the closing of the transactions contemplated in the share exchange agreement, Spring Creek will acquire 100% of the issued and outstanding shares of AutoChina in exchange for an aggregate of 8,606,250 Spring Creek ordinary shares in upfront consideration, of which 10% will be held back and placed in escrow. The share exchange is referred as the “acquisition.” This proposal is referred to as the “acquisition proposal.”  Upon consummation of the acquisition, Spring Creek will change its name to AutoChina International Limited.

The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the share exchange agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the share exchange agreement, in each case less any damages claimed pursuant to the indemnification provisions of the share exchange agreement at the time of such release. In addition, pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina’s current shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a certain minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.

The following table sets forth the maximum amount of earn-out shares issuable to AutoChina’s existing shareholders:

	AutoChina Shareholders	Percent of Total	Existing Shareholders	Percent of Total	Total	Maximum Earn-out (20%)*
Closing	8,606,250	57%	6,468,750	43%	15,075,000
FY2009	11,621,250	64%	6,468,750	36%	18,090,000	3,015,000
FY2010	15,239,250	70%	6,468,750	30%	21,708,000	3,618,000
FY2011	19,580,850	75%	6,468,750	25%	26,049,600	4,341,600
FY2012	24,790,770	79%	6,468,750	21%	31,259,520	5,209,920
FY2013	31,042,674	83%	6,468,750	17%	37,511,424	6,251,904
				Total Earn-out Shares		22,436,424

* Requires Targeted EBITDA Growth in excess of 90% in each year.

The following table sets forth the minimum amount of earn-out shares issuable to AutoChina’s existing shareholders:

	AutoChina Shareholders	Percent of Total	Existing Shareholders	Percent of Total	Total	Minimum Earn-out (5%)**
Closing	8,606,250	57%	6,468,750	43%	15,075,000
FY2009	9,360,000	59%	6,468,750	41%	15,828,750	753,750
FY2010	10,151,438	61%	6,468,750	39%	16,620,188	791,438
FY2011	10,982,447	63%	6,468,750	37%	17,451,197	831,009
FY2012	11,855,007	65%	6,468,750	35%	18,323,757	872,560
FY2013	12,771,195	66%	6,468,750	34%	19,239,945	916,188
				Total Earn-out Shares		4,164,945

** Requires Targeted EBITDA Growth in excess of 30% in each year.

Representations and Warranties

In the share exchange agreement, Mr. Yong Hui Li, and Ms. Yan Wang, Honest Best Int’l Ltd. and AutoChina (collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the share exchange agreement) relating to, among other things: (a) capital structure; (b) title to shares; (c) proper corporate organization and similar corporate matters; (d) authorization, execution, delivery and enforceability of the share exchange agreement and other transaction documents; (e) absence of conflicts; (f) required consents and approvals; (g) licenses and permits; (h) taxes and audits; (i) financial information; (j) absence of certain changes or events; (k) absence of undisclosed liabilities; (l) title to assets and properties; (m) material contracts; (n) ownership of intellectual property; (o) employment and labor matters; (p) compliance with laws, including those relating to the PRC, foreign corrupt practices and money laundering; (q) related-party transactions; (r) environmental matters; (s) insurance; (t) transfer restrictions; and (u) brokers.

In the share exchange agreement, Spring Creek makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the share exchange agreement and other transaction documents; (c) capital structure; (d) validity of share issuance; (e) absence of redemption requirements; and (f) brokers.

Conduct Prior to Closing; Covenants

The Warrantors have agreed to use their best efforts to cause AutoChina and its subsidiaries and affiliated entities to continue to operate its business in the ordinary course prior to the closing (with certain exceptions) and not to take certain specified actions without the prior written consent of Spring Creek.

The share exchange agreement also contains covenants of Spring Creek and the Warrantors, including covenants providing for:

•
Spring Creek to prepare, file and mail a proxy statement and related materials to be delivered to Spring Creek shareholders in connection with an extraordinary general meeting to approve the acquisition (the “Proxy Statement”) and to hold a shareholder meeting to approve the transactions contemplated by the share exchange agreement, and the Warrantors to provide Spring Creek with the information of AutoChina and its subsidiaries and affiliated entities required or appropriate for inclusion in the Proxy Statement;

•
the Warrantors to deliver to Spring Creek as soon as practicable the consolidated unaudited financial statements for the 12-month period ended December 31, 2008 prepared in accordance with US GAAP, together with footnotes, and, upon request from Spring Creek, provide interim financial statements prepared in accordance with US GAAP, together with footnotes, as may be required for inclusion in the Proxy Statement;

•
the Warrantors to procure that certain key employees enter into executive employment agreements, and that all other employees of AutoChina and its subsidiaries and affiliated entities enter into a labor contract with the AutoChina or its applicable subsidiary or affiliated entity;

•
the Warrantors not to, directly or indirectly, solicit, encourage or enter into any negotiation or arrangement with any party that could reasonably be expected to lead to a proposal or offer for a stock purchase, asset acquisition, merger, consolidation or other business combination involving AutoChina;

•
the Warrantors to either (i) deliver to Spring Creek written evidence of the termination of  certain leases and written proof of cure of certain land and/or building title defects within 18 months from the closing or (ii) submit to the Board of Directors of the combined company an alternative plan and receive the unanimous approval of the Board of Directors to otherwise address such defects within 12 months from closing;

•	the Warrantors to provide to Spring Creek evidence satisfactory to Spring Creek that each of AutoChina’s 4S Stores has obtained proper authorization to operate its business prior to the closing;

•
the Warrantors to use best reasonable efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the share exchange agreement, subject to certain limitations; and

•
the Warrantors to use best efforts to cause certain subsidiaries and affiliated entities of AutoChina to enter into certain contractual relations providing AutoChina, through its subsidiaries, to exercise de facto control over the operations of such subsidiaries and affiliated entities.

Conditions to Closing

General Conditions

Consummation of the share exchange agreement and the acquisition is conditioned on (a) receipt of all permits from the relevant PRC governmental authorities required prior to closing; (b) holders of a majority of Spring Creek’s ordinary shares approving the acquisition in accordance with its Memorandum and Articles of Association, with holders of less than 40% of Spring Creek’s public ordinary shares voting against the acquisition and properly exercising their rights to redeem such public ordinary shares for cash; (c) the absence of any order, stay, judgment or decree by any government agency or any pending or threatened litigation seeking to enjoin, modify, amend or prohibit the acquisition; and (d) delivery of all transaction documents by each of the parties.

Warrantors’ Conditions to Closing

The obligations of the Warrantors to consummate the transactions contemplated by the share exchange agreement, in addition to the conditions described above, are conditioned upon the representations and warranties of Spring Creek being true on and as of the closing date of the share exchange agreement, and Spring Creek complying with all required covenants in the share exchange agreement.

Spring Creek’s Conditions to Closing

The obligations of Spring Creek to consummate the transactions contemplated by the share exchange agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•
the representations and warranties of the Warrantors shall be true on and as of the closing date of the share exchange agreement, and each of the Warrantors has complied with all required covenants in the share exchange agreement;

•
Spring Creek shall have received legal opinions from counsel PRC counsel to AutoChina with respect to PRC legal matters, and Cayman Islands counsel to AutoChina with respect to Cayman Islands legal matters;

•	receipt by the Warrantors of certain third-party consents and regulatory approvals, and the completion of all necessary proceedings, corporate or otherwise, of each of the Warrantors;

•	there shall have been no material adverse change with respect to AutoChina and its subsidiaries and affiliated entities since December 31, 2007;

•
AutoChina shall have provided all necessary information to be included in the Proxy Statement, and such information shall accurately reflect the business of AutoChina and its subsidiaries and affiliated entities;

•	each of the employment agreements with certain key employees shall have been executed and delivered to Spring Creek;

•	the Spring Creek shareholders shall have approved an equity incentive plan for the combined company following the consummation of the acquisition; and

•	the Warrantors shall have delivered evidence to Spring Creek of completion of the restructuring of AutoChina and its subsidiaries and affiliated entities necessary to consummate the acquisition.

If permitted under applicable law, either Spring Creek or AutoChina may waive any inaccuracies in the representations and warranties made to such party in the share exchange agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the share exchange agreement. However, the condition requiring that the holders of fewer than 40% of Spring Creek’s public ordinary shares affirmatively vote against the acquisition and demand redemption of their shares into cash may not be waived.

Termination

The share exchange agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Spring Creek’s shareholders, by:

•	mutual written consent of the parties to the share exchange agreement;

•	either Spring Creek or any Warrantor, if the closing has not occurred by August 31, 2009;

•
Any Warrantor, if there has been a breach by Spring Creek of any covenant or if any of Spring Creek’s representations contained in the share exchange agreement are not true and correct as of the date of the share exchange agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and Spring Creek has not cured such breach within ten business days after written notice of intent to terminate from any Warrantor;

•
Spring Creek, if there has been a breach by any of the Warrantors of any covenant or if any of the Warrantors’ representations contained in the share exchange agreement are not true and correct as of the date of the share exchange agreement or the closing date, unless made as of a specific date, and in any event if such breach is subject to cure and the Warrantors have not cured such breach within ten business days after written notice of intent to terminate from Spring Creek;

•
either Spring Creek or the Warrantors, if the acquisition is not approved and the holders of 40% or more of Spring Creek’s public ordinary shares exercise their redemption rights and vote against the transactions contemplated by the share exchange agreement; or

•	either Spring Creek or any Warrantor, if the acquisition is not approved within 90 days of the date of the share exchange agreement.

Effect of Termination

In the event of termination and abandonment by either Spring Creek or the Warrantors, except as set forth below, all further obligations of the parties shall terminate, no party shall have any right against the other party, and Mr. Yong Hui Li and Honest Best Int’l Ltd. shall bear the costs and expenses of the Warrantors and Spring Creek shall bear its own costs and expenses.

Indemnification by the Warrantors

The Warrantors have agreed, jointly and severally, to indemnify Spring Creek from any damages arising from: (a) any breach of any representation or warranty made by the Warrantors; or (b) any failure to perform any covenants by the Warrantors. The Warrantors’ indemnification obligations do not begin until $100,000 in indemnifiable expenses are reached and are capped at the total upfront consideration of $68,850,000.

Actions That May be Taken to Secure Approval of Spring Creek’s Shareholders

In addition to retaining Advantage Proxy to assist Spring Creek with soliciting proxies, Spring Creek has retained an investor relations firm, the Equity Group Inc., to help it prepare press releases and presentations relating to AutoChina’s business. The Equity Group Inc. has also assisted Spring Creek with the preparation of shareholder presentations. Spring Creek is filing with the SEC a presentation that will be made to current and potential Spring Creek shareholders to inform them about AutoChina in hopes that they will vote to approve the proposed acquisition or purchase Spring Creek securities in the public markets. Members of AutoChina’s management team are expected to be involved in giving the presentation about AutoChina. Neither Spring Creek nor its consultants or affiliates have offered any shareholder any form of consideration for any shareholder’s promise to approve the proposed acquisition.

In order to ensure that that the acquisition is approved, Spring Creek, AutoChina and their respective affiliates may enter into transactions to purchase ordinary shares of Spring Creek from shareholders who have indicated their intention to vote against the acquisition and seek conversion of their shares. In addition, Spring Creek, AutoChina and their respective affiliates may also purchase warrants from warrantholders. Transactions of such nature would only be entered into and effected at a time when the purchasers of such securities or any of their affiliates are not aware of any material nonpublic information regarding Spring Creek, AutoChina or the acquisition. Such purchases could result in all or substantially all of Spring Creek’s trust fund being expended to pay for such purchases post transaction, which would result in AutoChina not receiving any working capital from the trust account.  No transactions have been entered into, but may include:

•	Purchases by Spring Creek, AutoChina or their respective affiliates of shares or warrants of Spring Creek;

•	Agreements with third parties to purchase shares or warrants that may then be resold to the combined company subsequent to the acquisition using funds that were previously in the trust account;

•
Agreements with third parties pursuant to which Spring Creek, AutoChina or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of Spring Creek. The combined company would repay such borrowings using funds that were previously in the trust account; and

•	The granting of securities to third party purchasers of ordinary shares or warrants of Spring Creek as an inducement for such third parties to purchase such securities.

In the event that it appeared that the acquisition would not be consummated at the extraordinary general meeting of Spring Creek’s shareholders, such meeting could be postponed (assuming that the postponement proposal was approved by the shareholders and such postponement was not past September 4, 2010, the date on which Spring Creek’s corporate existence terminates unless it consummates a business combination) to enter into arrangements similar to the foregoing.

In the event that any purchases of Spring Creek’s ordinary shares or warrants are made by Spring Creek, AutoChina or affiliates of either of them after the mailing of this proxy statement to shareholders but prior to the extraordinary general meeting, Spring Creek will file a Current Report on Form 6-K relating to such purchases within four business days of such purchases or otherwise prior to the extraordinary general meeting. In the event that members of the management team of Spring Creek purchase Spring Creek ordinary shares or warrants, such purchasers will also be required to make beneficial ownership filings with the Securities and Exchange Commission. Members of Spring Creek management have an obligation to disclose changes in their beneficial ownership of Spring Creek securities within two business days of any such changes.

Spring Creek will file a Current Report on Form 6-K with respect to any arrangements entered into by Spring Creek, AutoChina or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by Spring Creek’s shareholders. Any Spring Creek shares purchased by Spring Creek will not be considered outstanding for purposes of the extraordinary meeting and will therefore not be permitted to vote at the meeting. In the event that public shares are purchased by Spring Creek, such shares would no longer be deemed to be outstanding for purposes of determining the vote required for the approval of any of the proposals presented at the extraordinary general meeting. Therefore, this would reduce (i) the number of public shares outstanding and entitled to vote on each matter, (ii) the number of shares required to be voted in favor of each proposal. Conversely, if Spring Creek’s directors and officers purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of shares required to be voted in favor of such proposals by a number of shares equal to those purchased. Neither Spring Creek nor its officers or directors purchasing shares would affect the number of shares that could be converted by Spring Creek with the acquisition still being permitted to be consummated.

Spring Creek’s initial shareholders have agreed to vote the 1,293,750 ordinary shares of Spring Creek (which includes 1,254,938 shares owned by its current officers and directors) owned by them prior to Spring Creek’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creek’s initial public offering.  The initial shareholders are not under any obligation to Spring Creek with respect to voting any shares acquired by them in Spring Creek’s initial public offering or in the aftermarket, and accordingly may vote any such shares in favor of the proposed acquisition (as they have indicated they intend to do).  This would have the effect of reducing the number of other public shareholders of Spring Creek that would have to vote in favor of the proposed acquisition.  The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creek’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Background

Shortly after Spring Creek’s initial public offering in February 2008, Spring Creek’s management began an intensive process to seek a target business for a business combination. In the months after Spring Creek’s initial public offering, Spring Creek’s management reviewed information on over 50 companies in its search for a target business. The focus of this effort was to find a suitable acquisition candidate that has positive cash flow and is profitable, as well as high growth rate year over year.  Spring Creek was also looking for a company that has a track record of success and a proven ability to prosper in a variety of economic climates.

Target Requirements:

The target company search and evaluation process, which identified, investigated and analyzed companies in the Greater China region, included: reviews of industry research, published trade and corporate information, attendance at trade shows and relevant conferences, and communicating with bankers, investors, lawyers, accountants, brokers and executives who were familiar with Spring Creek’s search for a target business.  Beginning in March 2008, Spring Creek’s management and special advisor (Gary Chang, who later became Spring Creek’s Chief Investment Officer) began sourcing and analyzing possible target companies, and worked with a number of intermediaries who provided introductions to potential acquisition targets.  In addition, James Cheng-Jee Sha and Diana Chia-Huei Liu, the Chairman and Chief Executive Officer and President and a director of Spring Creek, respectively, attended a conference in Shanghai in early April on the subject of “Strategies for Going Public in the United States with Success.”

Spring Creek’s Board of Directors was apprised of the team’s progress from time to time during this period of investigation.  Spring Creek’s management team and special advisor identified over 50 possible target companies and accumulated meaningful information on over 20 of such companies. All 20 companies were in the Greater China region. During this time Spring Creek’s management conducted in-depth reviews of over 10 companies and held numerous meetings with the executive teams of these companies.  Confidentiality agreements were signed, and preliminary due diligence was initiated with all of these companies.

On an overall basis, Spring Creek believes that AutoChina best meets many of its evaluation criteria based on the following key reasons:

•
AutoChina is one of the leading one-stop commercial vehicle financing and consumer automobile sales companies in China.  Founded by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle financing and automotive dealership businesses

•	AutoChina serves independent and commercial fleet operators through 103 branches in five provinces, which management expects to serve as a growth driver for AutoChina.
•	AutoChina’s automotive dealership segment sells globally recognized brands through 25 majority or wholly-owned dealerships.
•
AutoChina’s revenues for the twelve month period ended December 31, 2007, increased to $294.7 million from $84.8 million in the same period ended 2005, a CAGR of 82.2% over that two year span.  During this same twelve month period, AutoChina’s net income increased to $4.8 million in 2007 from $1.4 million in 2005, a CAGR of 83.3% over that two year span.  EBITDA (earnings before interest, taxes, depreciation and amortization) increased to $7.0 million in 2007 from $1.5 million in 2005.  For the nine months ended September 30, 2008, AutoChina’s total revenues rose 58% to $330.8 million from $209.7 million in the same period of 2007, AutoChina reported net income of $6.1 million, an increase of 174% from the same period of 2007, and AutoChina’s EBITDA increased to $11.7 million from $5.9 million from the same period of 2007.

Description of Significant Events with Target

On April 12, 2008, Ms. Liu introduced Yong Hui Li, Founder, Chairman and CEO of AutoChina to Mr. Sha in Beijing.  Mr. Li was an acquaintance of Ms. Liu and was initially approached by Ms. Liu for referrals of potential target companies since he was known to Ms. Liu as a real estate developer in Shijiazhuang.  Prior to the point that Ms. Liu approached Mr. Li in April 2008, neither Ms. Liu nor any person acting on her behalf, nor any affiliate of Spring Creek had discussed a potential transaction with Spring Creek to Mr. Li and Mr. Li had not previously heard of Spring Creek.  After Ms. Liu explained to Mr. Li the criteria that Spring Creek management was looking for in a target company, Mr. Li thought that his other company, AutoChina, would be a suitable candidate for Spring Creek.  Mr. Li explained that AutoChina primarily operated car dealerships in the area between Beijing, Tianjin, and Hebei province and had recently entered the commercial vehicle financing business.  Both Mr. Sha and Ms. Liu were impressed by AutoChina’s market position in the area surrounding Beijing, and asked him to sign a non-disclosure agreement to start the diligence process.  The non-disclosure agreement was signed on April 14, 2008.  Between April 14, 2008 and February 4, 2009, Spring Creek conducted due diligence on AutoChina.

At the same time that Ms. Liu was discussing a potential transaction with Mr. Li and that diligence on AutoChina was being initiated, Spring Creek management was carrying on serious discussions with other potential target companies.

On May 1, 2008, Spring Creek signed a non-disclosure agreement with its largest shareholder, PEM Group, in order to invite PEM Group to speak with the management teams of potential target companies.

On May 26, 2008, Spring Creek management recommended to the Spring Creek Board of Directors that management be permitted to initiate due diligence and negotiations with AutoChina, and the Spring Creek Board of Directors authorized Spring Creek management to begin due diligence  and negotiations, including a letter of intent.   In addition, Spring Creek’s management engaged Morrison & Foerster LLP, or MoFo, as its acquisition legal advisor, and began the process of drafting potential terms for such letter of intent and preparing for due diligence review.  On May 27, 2008, MoFo distributed its due diligence request list to AutoChina and Zhong Lun Law Firm, AutoChina’s acquisition legal advisor.  On June 22, 2008, MoFo received the initial draft of a memorandum from Zhong Lun Law Firm setting forth the corporate structure of AutoChina, which was updated and distributed by Zhong Lun Law Firm on June 26, 2008, and the final version of such memorandum was distributed by Zhong Lun Law Firm on August 26, 2008.

On July 25, 2008, Spring Creek management conducted an on-site diligence trip to AutoChina in Shijiazhuang with Mr. Jason Wang from PEM Group.  PEM Group met with the senior management team of AutoChina, including Mr. Li, Mr. Hui Kai Yan, Corporate Secretary of AutoChina, Mr. Lei Chen, Vice President of AutoChina and Mr. Xing Wei, Chief Operating Officer of AutoChina.  Such onsite diligence trip included visits to AutoChina’s car dealership and commercial vehicle financing stores, conversations with onsite managers, review of financial information with the senior management team.  After a thorough and informative visit, Spring Creek management determined to continue to pursue a transaction with AutoChina.

On July 22 2008, Spring Creek management began negotiations with Mr. Li of AutoChina which continued until the definitive agreement was signed on February 4, 2009.  Mr. Li, the Founder, Chairman and Chief Executive Officer of AutoChina,  Mr. Sha, the Chairman and Chief Executive Officer of Spring Creek, and Ms. Liu, the President and a director of Spring Creek participated in the negotiations.   On August 5, 2008, Mr. Li and Mr. Sha were able to agree on the purchase price of around USD$68 million (with an additional $10 million worth of shares to be held in escrow).  Shortly thereafter, Mr. Sha met with Mr. Li in Beijing to finalize some of the remaining issues relating to the transaction.

Also on or about August 5, 2008, AutoChina also started to negotiate with PEM Group for a bridge loan.  However, after negotiations and diligence that lasted approximately one month, AutoChina and PEM Group agreed that they would not be able to agree on terms.

On August 6, 2008, Spring Creek management recommended to the Spring Creek Board of Directors that management be permitted to enter into a letter of intent with AutoChina, and initiate negotiations with AutoChina on the terms of a definitive agreement.  On September 2, 2008, Spring Creek’s management had a conference call with EarlyBird Capital and Loeb & Loeb LLP to begin preparing the proxy statement and investor presentation.  In the meantime, Spring Creek management continued to talk to other potential target companies.

Mr. William Yu, the Chief Financial Officer of Spring Creek, and Ms. Liu of met with Mr. Li in Beijing on October 24, 2008 to reassure Mr. Li of Spring Creek’s continuing interest in completing the transaction.

On November 21, 2008, Mr. Sha met with Mr. Li again in Beijing to discuss the current economic situation in China and the impact on AutoChina’s profitability and business fundamentals.  On December 21, 2008, Mr. Li of AutoChina met with Mr. Wu, Mr. Chang, Mr. Yu and Ms. Liu in Taiwan.  Mr. Li informed Ms. Liu about the establishment of 55 additional commercial vehicle financing centers and his intent to change the transaction terms based on the fact that his business has expanded and that his paid-in capital had increased.  On December 30, 2008, Ms. Liu met in Hong Kong with Mr. Johnson Lau, the Chief Financial Officer of AutoChina, to discuss AutoChina’s financial update for the fourth quarter of 2008.

On January 7, 2009, Mr. Li, Mr. Sha and Ms. Liu had a conference call regarding the purchase price and earn-out schedule.  Mr. Li expressed his need to entertain other alternatives since Spring Creek and AutoChina could not come to agreement on new terms.

After additional negotiation and discussion, on January 14, 2009, Mr. Sha, Ms. Liu and Mr. Li had a conference call and reached an agreement on the major commercial terms.  Between January 14, 2009 and the date that the definitive agreements were signed Mr. Sha, Ms. Liu of Spring Creek and Mr. Li of AutoChina negotiated the final terms of the definitive agreement.

On February 4, 2009, AutoChina’s Board of Directors approved the transaction.  On February 4, 2009. Spring Creek’s Board of Directors approved the final agreement.  On February 4, 2009, the parties entered into the share exchange agreement.

Board Consideration and Approval

At a meeting of Spring Creek’s Board of Directors on February 4, 2009, the Board of Directors discussed all aspects of the transaction. Detailed discussions were held on the prospects of AutoChina’s car dealership and commercial vehicle financing businesses.  The Board of Directors concluded that AutoChina’s business had considerable potential upside. Spring Creek’s Board of Directors then determined that the financial performance and forecast of AutoChina’s performance merited the valuation that had been negotiated. At the close of the meeting it was agreed to that Spring Creek should continue to pursue negotiations to finalize the definitive agreement, which was approved by the Board of Directors on February 4, 2009 and executed on the same day.  While no one factor determined the final agreed upon consideration in the acquisition, Spring Creek’s Board of Directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by Spring Creek and several consultants in order to make its determination that the consideration to be paid to the AutoChina shareholders was reasonable and that the acquisition was in the best interests of Spring Creek’s shareholders. Spring Creek’s Board of Directors also reviewed and considered certain analyses provided by management with the assistance of EarlyBird Capital and provided by Houlihan Smith in order to determine that the acquisition consideration is fair from a financial point of view to Spring Creek’s shareholders.  Spring Creek’s officers and consultants conducted a due diligence review of AutoChina that included an industry analysis, a description of AutoChina’s existing business model, inspections of company premises, review of corporate records and files, on site visits, in-depth meetings with at least three levels of AutoChina’s management, a valuation analysis and financial projections in order to enable the Board of Directors to ascertain the reasonableness of the consideration.

Spring Creek’s Reasons for the Acquisition and Its Recommendation.

Spring Creek’s Board of Directors concluded that the acquisition is in the best interests of Spring Creek’s shareholders.  The Board of Directors considered a wide variety of factors in connection with its evaluation of the acquisition:
•	AutoChina is one of China’s leading one–stop–shop providers of commercial vehicle financing and consumer automobile sales.
•
AutoChina intends to utilize the capital and resources from its consumer automobile sales business to take a dominant position in a fragmented commercial vehicle finance market in China.  AutoChina provides scalable, cost-efficient financing options to independent and fleet commercial vehicle operators.

•
The commercial finance market is highly fragmented: in 2008, approximately 300,000 commercial vehicles were financed in China, and AutoChina believes that it is the market leader with only 1,000 financed last year.  Of note, AutoChina experienced 0 defaults on its leases in 2008.

•
Commercial vehicles have a shorter life span than traditional automobiles due to an increased carry-load.  Combined with the need to transport basic materials within China, these factors necessitate continuous fleet renewal.

•	AutoChina has strong financial results:
o	Revenues was up 58% to $330.8 million for nine months ended September 30, 2008
o	Net income was up 174% to $6.1 million for nine months ended September 30, 2008
o	AutoChina experienced 82.2% compounded revenue growth 2005-2007
o	AutoChina experienced 83.3% compounded net income growth 2005-2007
•	AutoChina has a well-capitalized balance sheet with modest long-term debt.

•	AutoChina has a seasoned and accomplished management team.
•
Macro-economic Trends in China Favor the Commercial Vehicles / Auto Market – the industry is expected to be among those that benefit from recent actions by the People’s Republic of China (“PRC”).  The PRC’s recent announcement of its RMB4 trillion (approx. $588 billion) Expenditure Plan is expected to implement resources toward domestic infrastructure projects and increase the demand of transportation, logistics, construction and commercial vehicles.  In 2009, the PRC also enacted legislation supporting automobile and steel industries which includes tax incentives and subsidies to potential automobile and truck buyers.

Interest of Spring Creek’s Management in the Acquisition. When you consider the recommendation of Spring Creek’s Board of Directors that you vote in favor of the acquisition, you should keep in mind that Spring Creek’s officers and directors have interests in the acquisition that are different from, or in addition to, yours.  These interests include the following:

If the proposed acquisition is not completed, and Spring Creek is subsequently required to liquidate, the shares owned by Spring Creek’s directors will be worthless because the shares will no longer have any value and the directors are not entitled to liquidation distributions from Spring Creek. In addition, the possibility that Spring Creek’s officers and directors will be required to perform their obligations under the indemnity agreements referred to above will be substantially increased.

In connection with Spring Creek’s initial public offering, James Sha, Spring Creek’s Chief Executive Officer, and Diana Liu, Spring Creek’s President and director, agreed to indemnify Spring Creek for debts and obligations to potential target businesses or other persons for services rendered or contracted for or products sold to Spring Creek, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. If the acquisition is consummated, James Sha and Diana Liu will not have to perform such obligation. If the acquisition is not consummated, however, James Sha and Diana Liu could potentially be liable for any claims against the trust account by vendors who did not sign waivers. As of March 5, 2009, Spring Creek believes that James Sha and Diana Liu do not have any risk of being required to provide indemnification since all persons who have had contractual obligations with Spring Creek have either been paid in full (or will be paid in accordance with Spring Creek’s past practices) or waived their ability to sue Spring Creek’s trust account.

All rights of Spring Creek’s officers and directors to be indemnified by Spring Creek, and of Spring Creek’s directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the acquisition pursuant to provisions in Spring Creek’s Amended and Restated Memorandum and Articles of Association. However, if the acquisition is not approved and Spring Creek subsequently liquidates, its ability to perform its obligations under those provisions will be substantially impaired since it will cease to exist. If the AutoChina acquisition is ultimately completed, the combined company’s ability to perform such obligations will be substantially enhanced.

Satisfaction of 80% Test. It is a requirement that any business acquired by Spring Creek have a fair market value equal to at least 80% of Spring Creek’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of AutoChina generally used to approve the transaction, Spring Creek’s Board of Directors determined that this requirement was met and exceeded.

To determine the value of AutoChina, the Board of Directors first determined that as of December 31, 2008, Spring Creek had approximately $39,250,000 in net assets (total assets minus total liabilities). The consideration being paid to AutoChina’s security holders, which Houlihan Smith has determined was fair from a financial point of view to Spring Creek, is, at minimum, $60,243,750, based on the fair market value of the 8,606,250 ordinary shares to be issued to AutoChina’s shareholders (valued at $7.00 per share, the closing price of Spring Creek’s ordinary shares on February 6, 2009 (the trading day before the transaction was announced)).  Therefore, the total consideration of approximately $60.2 million is greater than 80% of Spring Creek’s net assets at the time that the acquisition agreement was executed. In addition, Houlihan Smith rendered an opinion to Spring Creek’s Board of Directors indicating that AutoChina’s enterprise value was in excess of 80% of Spring Creek’s net assets. Based on the financial analysis conducted by Houlihan Smith and the fact that management believes that $60.2 million is a fair price to pay for AutoChina, the Board of Directors concluded that the 80% test was satisfied.

Opinion of Houlihan Smith & Company Inc.

On February 9, 2009, Houlihan Smith & Company Inc., or Houlihan Smith, rendered an opinion to Spring Creek’s Board of Directors that, based upon and subject to the matters stated in the opinion, (i) the consideration offered for the outstanding capital stock of AutoChina was fair from a financial point of view to Spring Creek’s shareholders, and (ii) the fair market value of AutoChina is at least equal to 80% of the net assets of Spring Creek.  Houlihan Smith has not previously performed services for Spring Creek and no future services are contemplated. Houlihan Smith received approximately $75,000 for its services in connection with the fairness analysis and opinion. No other amounts are due or will be paid to Houlihan Smith in connection with the fairness opinion. Houlihan Smith has given its consent to the inclusion of its opinion to this proxy statement.

The full opinion is attached as Annex A to this proxy statement. Spring Creek encourages its shareholders to review the opinion carefully for a discussion of valuation methodology, procedures followed, assumptions made and factors considered in developing the opinion. The following discussion is a summary of the valuation analyses utilized by Houlihan Smith in rendering its fairness opinion. This summary is qualified in its entirety by reference to the full text of Houlihan Smith’s written opinion.

The opinion was provided for the information and assistance of Spring Creek’s Board of Directors with respect to the consideration offered in the transaction. The fairness opinion rendered by Houlihan Smith is not intended to be a recommendation with respect to the transaction. Houlihan Smith was not engaged to opine on the underlying business decision of Spring Creek’s Board of Directors to proceed with or effect the transaction.

The opinion was based on generally accepted valuation standards and included such valuation tests and procedures considered necessary under the circumstances. The opinion included, but was not necessarily limited to, the following procedures:

•	Reviewed the share exchange agreement between AutoChina and Spring Creek, dated February 4, 2009;

•	Reviewed and analyzed financial statements as of September 30, 2008;

•	Reviewed and analyzed audited historical financial statements for the fiscal years ending 2005 through 2007;

•	Reviewed and analyzed unaudited financial statements, including as of December 31, 2008;

•	Reviewed and analyzed financial projections prepared by management of AutoChina for the years ending December 31, 2008 through December 31, 2012 for the AutoChina;

•	Performed other financial studies, analyses and investigations, and considered such other information, as Houlihan Smith deemed necessary or appropriate;

•	Prepared an analysis of maximum potential value based on reaching EBITDA growth levels and thresholds for earn-out shares consideration, in accordance with Schedule C of the share exchange agreement;

•	Held discussions with management of Spring Creek and the AutoChina to discuss assumptions used in projections and Houlihan Smith’s analysis;

•
Reviewed the pro forma capitalization table, including total value on a basic and diluted basis, which was adjusted on a pro forma basis to reflect net upfront consideration shares, holdback shares and warrants;

•	Reviewed and analyzed AutoChina’s Restructuring Plan and Implementing Steps document;

•
Reviewed publicly available financial information and other data with respect to Spring Creek, including the Annual Report on Form 10-K for the year ended December 31, 2007 and Form 10-Q for the nine months ended September 30, 2008;

•
Held discussions with Spring Creek management and AutoChina management regarding, among other items, the automotive retail, motor vehicle retail, consumer finance and specialized finance industries specifically, and other industries generally;

•
Reviewed financial and operating information with respect to certain publicly-traded companies in the automotive retail, motor vehicle retail, consumer finance and specialized finance industries, which Houlihan Smith believes to be generally comparable to the business of the Target, as well as other research related to the size and growth of markets in which the Target operates or may operate;

•	Reviewed a summary of the capital structures of AutoChina on both a pre-transaction and post-transaction basis regarding the Potential Transaction;

•	Reviewed AutoChina’s current organizational chart; and

•	Performed other financial studies, analyses and investigations, and considered such other information, as Houlihan Smith deemed necessary or appropriate.

In arriving at its opinion, Houlihan Smith relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Houlihan Smith and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Houlihan Smith did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of AutoChina, nor was Houlihan Smith furnished with any such evaluation or appraisal other than the historical equipment and property appraisals, described above.  In addition, Houlihan Smith did not attempt to confirm whether AutoChina had good title to its assets.  Further, Houlihan Smith relied upon the assurances of both Spring Creek’s management and AutoChina’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Houlihan Smith assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion.  The projections were solely used in connection with the rendering of Houlihan Smith’s fairness opinion.  Investors should not place reliance upon such projections, as they are not necessarily an indication of what Spring Creek’s revenues and profit margins will be in the future.  The projections were based upon financial projections prepared by AutoChina’s management and are not to be interpreted as projections of future performance (or ‘‘guidance’’) by Spring Creek’s management. Houlihan Smith did not receive any instructions from Spring Creek or AutoChina on how to use or rely on the projections used in rendering its fairness opinion.  Houlihan Smith did not evaluate the solvency or fair value of AutoChina under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters.

In connection with rendering its opinion, Houlihan Smith performed certain financial, comparative and other analyses as summarized herein. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Houlihan Smith did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

Houlihan Smith recommends that its analyses be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Houlihan Smith made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Spring Creek. None of Spring Creek, Houlihan Smith or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial analyses utilized by Houlihan Smith in providing its opinion to Spring Creek’s Board of Directors. The summaries of certain financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Houlihan Smith, the tables must be viewed in association with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described herein must be considered as a whole. The consideration of any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion.

Discounted Cash Flow Analysis

Houlihan Smith performed discounted cash flow analyses to derive a value of AutoChina based on the present value of estimated future net cash flows. Houlihan Smith performed four discounted cash flow analyses, (i) automotive dealership – base case scenario, (ii) automotive dealership – optimal case scenario, (iii) commercial vehicle financing – base case scenario, and (iv) commercial vehicle financing – optimal case scenario.  The projected revenue, cost of goods, and expenses in each discounted cash flow model were primarily based on a review of management’s projected profit and loss statements for the years 2009 through 2012, discussions with management regarding historical and future operating performance, and a review of industry characteristics.

Houlihan Smith forecasted net cash flows over 7-year discrete periods in the two automotive dealership scenarios and over 9-year discrete periods in the two commercial vehicle financing scenarios, discounted at the estimated weighted average cost of capital (WACC) reflecting the risks associated with achieving the projected cash flows in each scenario. The WACC was derived using the model, which included the return of a risk-free asset plus an estimate of equity risk premium adjusted by a measure of systematic risk (beta) derived from the selected comparable companies.

The value of the net cash flows beyond the discrete forecast period, or the residual period, was calculated using a terminal value and discounted to present value. Based on assumptions and procedures of the discounted cash flow analysis, Houlihan Smith estimated the total equity value range to be approximately $64.7 million to $409.8 million.

Calculation of Equity Value

Equity value was calculated by determining the enterprise value and deducting net debt. Net debt consists of interest bearing debt, minority interest and preferred stock reduced by cash and short-term investments.

Guideline Public Company Analysis

Houlihan Smith selected a group of publicly traded comparable companies to each of the automotive dealership segment and the commercial vehicle financing segment based on proprietary research and input from management to observe and assess the market pricing of specific financial and operating data of companies that share similar industry risks as AutoChina. The observed multiples were calculated on historical and forecasted financial metrics. Based on their analysis, Houlihan Smith applied the medians of the Price to Sales, Price to Earnings before Interest and Taxes (EBIT) multiples to derive a range of values for the dealership segment; and the medians of Price to EBIT and Price to Book multiple to derive a range of values. The selected companies and multiples are presented in the table labeled Public Company Valuation Multiples.

The selection of the comparable companies originated with Houlihan Smith’s proprietary research and due diligence and a review of certain comparable companies recommended by Spring Creek management. The selection criteria included a requirement that the companies were publicly traded in the industries of Automotive Retail and Automotive Financing. Houlihan Smith then reviewed the business descriptions for companies with comparable customers and products to develop a list of comparable public companies.

Automotive Dealership Segment

PUBLIC COMPANY VALUATION MULTIPLES

		TEV/		TEV/		TEV/		TEV/		PRICE/		PRICE/		PRICE/		PRICE/		PRICE/
Ticker	Company Name	REVENUE		EBITDA		EBIT		BV		REVENUE		EBITDA		EBIT		BOOK VALUE		EARNINGS
TSEC:2227	Yulon Nissan Motor Co. Ltd.	0.2	x	3.4	x	5.0	x	0.0	x	0.3	x	0.0	x	6.5	x	0.5	x	8.2	x
JASDAQ:8298	Family, Inc.	0.6		8.4		11.3		0.0		0.1		0.0		1.9		0.4		21.3
SEHK:1828	Dah Chong Hong Holdings Limited	0.1		2.9		3.7		0.0		0.1		0.0		2.9		0.4		3.1
SEHK:489	Dongfeng Motor Group Co. Ltd.	0.3		3.3		5.1		0.0		0.3		0.0		4.0		1.0		4.4
TSE:7599	Gulliver International Co. Ltd.	0.2		3.8		5.2		0.0		0.1		NA		2.2		0.7		4.9
KOSE:A004550	Daewoo Motor Sales Corp.	0.7		19.0		26.4		0.0		0.1		0.0		2.4		0.2		3.6

	Max	0.7	x	19.0	x	26.4	x	0.0	x	0.3	x	0.0	x	6.5	x	1.0	x	21.3	x
	Median	0.3		3.6		5.1		0.0		0.1		0.0		2.6		0.4		4.7
	Min	0.1		2.9		3.7		0.0		0.1		0.0		1.9		0.2		3.1
	Mean	0.3		6.8		9.4		0.0		0.1		0.0		3.3		0.5		7.6
	STDEV	0.2		6.3		8.7		0.0		0.1		0.0		1.7		0.3		7.0

Commercial Vehicle Financing Segment

PUBLIC COMPANY VALUATION MULTIPLES

		TEV/		TEV/		TEV/		TEV/		PRICE/		PRICE/		PRICE/		PRICE/		PRICE/
Ticker	Company Name	REVENUE		EBITDA		EBIT		BV		REVENUE		EBITDA		EBIT		BOOK VALUE		EARNINGS
SEHK:172	Goldbond Group Holdings Ltd.	2.6	x	3.9	x	3.9	x	0.0	x	2.4	x	0.0	x	3.5	x	0.8	x	5.6	x
SEHK:489	Dongfeng Motor Group Co. Ltd.	0.3		3.3		5.1		-		0.3		-		4.0		1.0		4.4
TSE:8579	Tokyo Leasing Co., Ltd.	2.9		8.5		111.5		13.5		0.1		0.3		3.9		0.7		8.7
SET:AEONTS	AEON Thana Sinsap Thailand Public Co. Ltd.	NA		NA		NA		NM		1.1		NA		3.3		1.1		4.6
BSE:500034	Bajaj Auto Finance Ltd.	NA		NA		NA		NM		0.6		NA		8.1		-		11.7
SEHK:626	Public Financial Holdings Limited	NA		NA		NA		NM		2.6		NA		4.4		0.5		4.8

	Max	2.9	x	8.5	x	111.5	x	13.5	x	2.6	x	0.3	x	8.1	x	1.1	x	11.7	x
	Median	2.6		3.9		5.1		-		0.8		-		4.0		0.7		5.2
	Min	0.3		3.3		3.9		-		0.1		-		3.3		-		4.4
	Mean	2.0		5.2		40.2		4.5		1.2		0.1		4.5		0.7		6.6
	STDEV	1.5		2.8		61.8		7.8		1.1		0.2		1.8		0.4		2.9

The multiples were applied to each of AutoChina’s automotive dealership and commercial vehicle financing segments financial metrics. A summary of the guideline public company results is presented in the following table.

	Dealership		Truck Financing		Combined
Methodology	Minimum	Maximum	Minimum	Maximum	Minimum[1]	Maximum

Guideline Public Company Method	$34,058.75	$305,870.75	$7,433.07	$103,888.64	$64,763.62	$409,759.39

Based on the procedures and analysis described for the guideline public company method, Houlihan Smith estimated the equity value of AutoChina to be approximately $64.7 to $409.8 million.

Conclusion of Value

Houlihan Smith utilized the income and market approaches to derive conclusions of equity value of AutoChina Group, Inc. A summary of Houlihan Smith’s analyses and conclusions is presented in the following table.

AutoChina Group

Fair Market Value Range
($ in Millions)
	Dealership		Truck Financing		Combined
Methodology	Minimum	Maximum	Minimum	Maximum	Minimum[1]	Maximum
Guideline Public Company Method	$34,058.75	$305,870.75	$7,433.07	$103,888.64	$64,763.62	$409,759.39
Discounted Cash Flow Method	$79,769.86	$610,027.77	$42,021.14	$159,513.27	$121,791.00	$769,541.04

	Pre Transaction	Minimum	Maximum

Spring Creek Net Assets	$23,271.79	$23,271.79
Fair Market Value Auto China	$-	$41,491.82	$769,541.04
Total	$23,271.79	$64,763.62	$769,541.04

Spring Creek Ownership Percentage	100.00%	44.17%	20.89%
Fair Market Value of Spring Creek Stake	$23,271.79	$28,606.94	$160,776.26

Houlihan Smith’s conclusion of equity value indicates that the price paid for AutoChina is fair to Spring Creek’s shareholders from a financial point of view.

80% Test

Spring Creek’s initial business combination must be with a target business whose fair market value is at least equal to 80% of Spring Creek’s net assets at the time of such acquisition.  In support of its opinion that, as of the date of its opinion, the fair market value of AutoChina is at least equal to 80% of Spring Creek’s net assets, Houlihan Smith estimated Spring Creek’s net asset value as of September 30, 2008 and compared such value to a range of equity for AutoChina.  The net asset value of Spring Creek was approximately $39,675,335 per the Form 10-Q for the period ending September 30, 2008.  Houlihan Smith used the equity value range for AutoChina determined by the income and market approach analyses described above.  Based on such analysis, Houlihan Smith concluded that the fair market value of AutoChina exceeds 80% of Spring Creek’s net assets.  While Spring Creek’s Board of Directors considered the opinion and analysis of Houlihan Smith in approving the acquisition, prior to completing the acquisition, the Board of Directors will make its definitive determination of whether the 80% test is satisfied as of the date of the acquisition.

About Houlihan Smith

Houlihan Smith is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. Spring Creek’s Board of Directors determined to use the services of Houlihan Smith because it is a recognized investment banking firm that has substantial experience in similar matters.  Houlihan Smith has received a fee in connection with the preparation and issuance of its opinion and will be reimbursed for its reasonable out-of-pocket expenses, including attorneys’ fees. In addition, Spring Creek has agreed to indemnify Houlihan Smith for certain liabilities that may arise out of the rendering of its opinion. Houlihan Smith does not beneficially own any interest in Spring Creek or AutoChina and has not provided any such company with any other services.

Conclusion of Spring Creek’s Board of Directors.

After careful consideration of all relevant factors, Spring Creek’s Board of Directors determined that the acquisition is fair to, and in the best interests of, Spring Creek and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the acquisition.

The foregoing discussion of the information and factors considered by the Spring Creek Board is not meant to be exhaustive, but includes the material information and factors considered by it.

Certain U.S. Federal Income Tax Consequences of the Acquisition

For a discussion of certain U.S. federal income tax consequences of the acquisition and of owning ordinary shares and warrants in Spring Creek after the acquisition, see “Material United States Federal Income Tax Considerations,” below.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of AutoChina immediately prior to the Business Combination will have effective control of Spring Creek through (1) their approximately 57.1% shareholder interest in the combined entity, assuming no share redemptions (67.9% in the event of maximum share redemptions), (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both Spring Creek and AutoChina, and (3) being named to all of the senior executive positions.  For accounting purposes, AutoChina will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of AutoChina, i.e., a capital transaction involving the issuance of stock by Spring Creek for the stock of AutoChina.  Accordingly, the combined assets, liabilities and results of operations of AutoChina will become the historical financial statements of Spring Creek at the closing of the transaction, and Spring Creek’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with AutoChina beginning on the acquisition date.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

Pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina’s current shareholders between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain Targeted EBITDA Growth (as defined in the share exchange agreement) in each of the five fiscal years ending December 31, 2009 through December 31, 2013.  Upon issuance, the shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

Regulatory Matters

The acquisition is not subject to the Hart Scott Rodino Act or any federal or state regulatory requirement or approval.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition to Spring Creek and to holders of our ordinary shares and warrants, sometimes referred to as Spring Creek securities, and of owning and disposing of Spring Creek securities after the acquisition. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be.  As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of ordinary shares or warrants that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares and warrants is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Spring Creek or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares and warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO SPRING CREEK OR TO ANY PARTICULAR HOLDER OF SPRING CREEK SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF SPRING CREEK SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF SPRING CREEK’S ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences of the Acquisition

Neither Spring Creek nor any holder of Spring Creek securities should recognize any gain or loss as a result of the acquisition for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of Spring Creek

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares.  A distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include NASDAQ and the NYSE but do not include the OTC Bulletin Board. Although we intend to explore the possibility of listing on NASDAQ or the NYSE, there is no assurance such listing will be obtained. If the only exchange on which our ordinary shares are listed and traded is the OTC Bulletin Board, any dividends paid on our ordinary shares are not expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to a reduced rate of PRC taxes under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of ordinary shares pursuant to the exercise by a U.S. Holder of its redemption rights), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events.  Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition of our assets to date, which have largely consisted of cash and other investment assets, it is likely that we qualified as a PFIC in 2007 and 2008. Our actual PFIC status for any subsequent taxable year, however, will not be determinable until after the end of the taxable year, and accordingly there can be no assurance with respect to our status as a PFIC for the current taxable year or any future taxable year.

If we qualified as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or warrants, and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely QEF election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) ordinary shares in Spring Creek and for which it is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (including NASDAQ and the NYSE), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to explore the possibility of listing on NASDAQ or the NYSE, there is no assurance such listing will be obtained. If the only exchange on which our ordinary shares are listed and traded is the OTC Bulletin Board, they may not currently qualify as marketable stock for purposes of this election.  U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants in Spring Creek

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

PROPOSAL TO ELECT DIRECTORS

Three (3) director nominees are seeking to be elected at the extraordinary general meeting, to hold office until the expiration of their term and until their successors are elected and qualified. Management expects that each of the nominees will be available for election, but if any of them is not a candidate at the time the election occurs, it is intended that such proxy will be voted for the election of another nominee to be designated by the Board of Directors to fill any such vacancy.

Information About Director Nominees

Mr. Yong Hui Li, director—see biographical information set forth under “Directors and Management.”

Mr. Thomas Luen-Hung Lau, director—see biographical information set forth under “Directors and Management.”

Mr. Hui Kai Yan, director— see biographical information set forth under “Directors and Management.”

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, appointment of the candidates to the Board of Directors is contingent on consummation of the acquisition, and if the acquisition is not subsequently consummated, the candidates will not be appointed the Spring Creek’s Board of Directors.  If the amendment to Spring Creek’s Amended and Restated Memorandum and Articles of Association is not adopted the Board of Directors will be classified, in which case Messrs. Li and Yan would be Class C directors, and Mr. Lau would be a Class B director.  Mr. Sha and Ms. Liu remain Class A directors.  The term of the Class A directors would expire at the 2009 general meeting, the term of the Class B director would expire at the 2010 general meeting and the term of the Class C directors would expire at the 2011 general meeting.

On March 11, 2009 the share exchange agreement was amended to reflect the fact that upon consummation of the acquisition the Board of Directors of Spring Creek would consist of five (5) members.  Conforming changes were also made the proposed amendments to Spring Creek’s Amended and Restated Memorandum and Articles of Association.  A form of Amendment 1 to the share exchange agreement is attached as Annex D to this Proxy Statement.

Conclusion of Spring Creek’s Board of Directors. After careful consideration of all relevant factors, Spring Creek’s Board of Directors unanimously recommends that you vote “FOR” the election of each of the nominated directors

PROPOSAL TO APPROVE THE INCENTIVE PLAN

Background

AutoChina International Limited 2009 Equity Incentive Plan (referred to below as the “incentive plan”) has been approved by Spring Creek’s Board of Directors and will take effect upon consummation of the acquisition, provided that the acquisition and the incentive plan are approved by the shareholders at the extraordinary general meeting.

Under the terms of the incentive plan, 1,675,000 Spring Creek ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the plan by the number of shares actually received by the grantee). Spring Creek currently anticipates that, shortly after the acquisition, it will grant awards to acquire up to approximately 30,000 shares pursuant to the incentive plan to Johnson Lau, AutoChina’s Chief Financial Officer. Any other awards under the plan will be made by the post-transaction Board of Directors. Assuming that the anticipated grants are made, there would be at least approximately 1,645,000 shares remaining for issuance in accordance with the incentive plan’s terms. The purpose of the incentive plan is to assist Spring Creek in attracting, retaining and providing incentives to its employees, directors and consultants, or the employees, directors and consultants of its affiliates, whose past, present and/or potential future contributions to Spring Creek have been, are or will be important to the success of Spring Creek and to align the interests of such persons with Spring Creek’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, to provide incentives to Spring Creek’s directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to Spring Creek’s growth and profitability. The various types of incentive awards that may be issued under the incentive plan will enable Spring Creek to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of the post-transaction company will be eligible to be granted awards under the incentive plan. All awards will be subject to the approval of Spring Creek’s Board of Directors or its Compensation Committee.

The discussion in this proxy statement of the incentive plan is subject to, and is qualified in its entirety by reference to, the incentive plan. The full text of the incentive plan is attached hereto as Annex E, which is incorporated by reference herein.

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached to this proxy statement as Annex E.

Awards

The incentive plan provides for the authority to grant any type of arrangement to a qualified person, which involves shares, cash, options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units or dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of Spring Creek’s ordinary shares, to directors, employees and consultants of Spring Creek or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto, if any, is again available for grant under the incentive plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.  The number of ordinary shares with respect to which restricted shares or restricted share units may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.

Assuming the acquisition is consummated, there would be approximately 1,600 employees, directors and consultants who would be eligible to receive awards under the incentive plan. New directors, employees and consultants would be eligible to participate in the incentive plan as well.

Spring Creek does not currently have any outstanding options or any intention, agreement or obligation to issue any options outside the incentive plan.

Administration of the Incentive Plan

The incentive plan will be administered by either Spring Creek’s Board of Directors or a committee (referred to as the committee), if the Board of Directors delegates the ability to administrate the plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the committee, the committee, has complete discretion, subject to the express limits of the incentive plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the number of Spring Creek ordinary shares subject to each award, if any, the exercise price under each option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provide for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. The Board of Directors or the committee may amend, modify or terminate any outstanding award, provided that the grantee’s consent to such action is required if the action would materially and adversely affect the grantee. The Board of Directors or the committee is also authorized to construe the award agreements and may prescribe rules relating to the incentive plan.  The Board of Directors or committee may reduce the exercise price of options or reduce the base appreciation amount of any stock appreciation right without shareholder approval.  Except as specified below, no award that was intended to qualify as performance based compensation may have an  exercise or purchase price, if any, of less than 100% of the fair market value of Spring Creek’s ordinary shares.

Special terms relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Options may be granted on such terms and conditions as the Board of Directors or the committee may determine; provided, however, that the exercise price of an option may not be less than 100% of the fair market value of the underlying stock on the date of grant, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of Spring Creek or a parent or subsidiary of Spring Creek). ISOs may only be granted to employees. In addition, the aggregate fair market value of ordinary shares underlying one or more ISOs (determined at the time of grant) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000.  The Board of Directors or the committee may permit a cashless “net exercise” of the options (which is attached to the incentive plan attached hereto as Annex E).

Additional Terms

ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee.  Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee: (a) to a Holding Company (as defined in the incentive plan) of such grantee, or (B) to the extent and in the manner authorized by the Board of Directors or the committee.   No shares will be delivered under the incentive plan to any grantee or other person until such grantee or other person has made arrangements acceptable to the Board of Directors or the committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. A grantee is not considered a shareholder with respect to the shares underlying an award until the shares are issued to the grantee.

Amendments

Spring Creek’s Board of Directors may at any time amend, alter, suspend or terminate the incentive plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the incentive plan or its termination may be effected if it would materially and adversely affect the rights of a grantee without the grantee’s consent.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to Spring Creek and to individual grantees in the incentive plan who are individual citizens or residents of the United States of ISOs, NQSOs, restricted stock awards, unrestricted stock awards, distribution equivalent right awards and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of Spring Creek to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of an option with previously-acquired shares. In addition, this summary does not address the state or local income or other tax consequences inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or Spring Creek ordinary shares issued pursuant thereto.

A grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereunder, and Spring Creek will generally be entitled to a deduction for such amount at that time. If the grantee later sells shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short-term capital gain or loss, depending on the period for which the shares were held. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, the grantee generally does not recognize taxable income. If the grantee disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and Spring Creek is not entitled to a deduction. However, if the grantee disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and Spring Creek is generally entitled to deduct such amount.

In addition to the tax consequences described above, a grantee may be subject to the alternative minimum tax, which is payable to the extent it exceeds the grantee’s regular tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares over the exercise price thereunder is a preference item for purposes of the alternative minimum tax. In addition, the grantee’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If a grantee is required to pay an alternative minimum tax, the amount of such tax which  is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the grantee’s regular tax liability (and, in certain cases, may be refunded to the grantee) in subsequent years. To the extent the credit is not used, it is carried forward.

A grantee who receives an unrestricted stock award recognizes ordinary compensation income upon receipt of the award equal to the excess, if any, of the fair market value of the shares over any amount paid by the grantee for the shares, and Spring Creek is generally entitled to deduct such payment at such time.

A grantee who receives a restricted stock award that is subject to a substantial risk of forfeiture and certain transfer restrictions generally recognizes ordinary compensation income at the time the restriction lapses in an amount equal to the excess, if any, of the fair market value of the stock at such time over any amount paid by the grantee for the shares. Alternatively, the grantee may elect to be taxed upon receipt of the restricted stock based on the value of the shares at the time of grant. Spring Creek is generally entitled to a deduction at the same time as ordinary compensation income is required to be included by the grantee and in the same amount. Dividends received with respect to such restricted stock are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vestings) of the restricted stock. Other restricted stock awards are taxed in the same manner as an unrestricted stock award.

A grantee generally does not recognize income upon the grant of an SAR. The grantee has ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and Spring Creek will generally be entitled to a deduction for such amount.

A grantee generally does not recognize income for a dividend equivalent right award until payments are received. At such time, the grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any Spring Creek ordinary shares received, and Spring Creek is generally entitled to deduct such amount at such time.

Conclusion of Spring Creek’s Board of Directors. After careful consideration of all relevant factors, Spring Creek’s Board of Directors has determined that the proposal to adopt the 2009 Equity Incentive Plan is in the best interests of Spring Creek and its shareholders. Spring Creek’s Board of Directors has approved and declared advisable the proposal and recommends that you vote or give instructions to vote “FOR” the proposal.

PROPOSAL TO CHANGE NAME TO AUTOCHINA INTERNATIONAL LIMITED

Spring Creek proposes to amend its Amended and Restated Memorandum and Articles of Association to change its corporate name from “Spring Creek Acquisition Corp.” to “AutoChina International Limited” upon consummation of the acquisition in order to reflect Spring Creek’s acquisition of AutoChina.  If the acquisition proposal is not approved, the name change amendment will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, Spring Creek’s Board of Directors will not effect the name change.

In the judgment of Spring Creek’s Board of Directors, if the acquisition is consummated, the change of Spring Creek’s corporate name is desirable to reflect the fact that Spring Creek would then be an operating business.  A copy of the Second Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to change Spring Creek’s name and to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association (pursuant to the immediately subsequent proposal) is attached to this proxy as Annex B.

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, Spring Creek’s Board of Directors will not effect this amendment to Spring Creek’s Amended and Restated Memorandum and Articles of Association.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the amendment is adopted.

Conclusion of Spring Creek’s Board of Directors. After careful consideration of all relevant factors, Spring Creek’s Board of Directors determined that the proposal to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association to change Spring Creek’s name to “AutoChina International Limited” is in the best interests of Spring Creek and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the name change.

PROPOSAL TO AMEND SPRING CREEK’S AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REMOVE CERTAIN PROVISIONS THAT ARE NO LONGER APPLICABLE TO SPRING CREEK

Spring Creek proposes to amend its Amended and Restated Memorandum and Articles of Association for the following purposes: (which do not include a discussion of non-substantive revisions or the correction of typographical errors):

•
An amendment to the definition of “Auditor” to require the combined company to hire an auditor registered with the public company oversight accounting board, and deleting language relating to the combined company hiring “an internationally recognized firm.”

•	The definitions “Exchange Act”, “FINRA”, “NASD Rules” and “SEC” were deleted.
•	The definition “Share Exchange Agreement” was added.
•	The number of votes required to pass a special resolution was increased to 2/3 of votes cast from a majority of the votes cast.
•	Section 3.2 (formerly Section 3(2)) was revised to clarify that the Board of Directors of the combined company would have the ability to repurchase securities of the combined company.
•
The Divisions entitled “Liens” (pursuant to which Spring Creek had a lien on its outstanding shares), “Calls on Shares” (pursuant to which Spring Creek could call unpaid amounts on its shares) “Forfeiture of Shares” (which related to shareholders forfeiting their shares in the event that shareholders were unable to pay amounts due on such shares), and “Transfer of Shares” (which related to required procedures in the event of a transfer of shares), were deleted.

•	Section 44 was revised to remove the provision relating to third parties being able to inspect the register of members for a fee.
•	Sections 53 and 54, which related to certain procedures that were required to be followed in the event of the death or disability of a stockholder were deleted.
•
Section 61.2 (formerly section 61(2)) was revised to provide that at a general meeting of the combined company a quorum would consist of one-third of the shares outstanding.  Previously, the section also required that at least two shareholders be present at the meeting.

•	Sections 66 and 67 were revised to require a poll vote, as opposed to permitting a vote by show of hands.
•	Sections 67 and 70 were deleted because they related to demands for poll votes, which would no longer be required since all votes would be done by poll.
•	Section 85 was revised to prohibit shareholders from taking action by written consent.
•
Section 86.1 (formerly Section 86(1)) was revised to provide that prior to December 31, 2011, the Board of Directors would consist of not fewer than 2 persons and nor more than seven persons (unless otherwise determined by the company at a general meeting).

•
Section 86.2 (formerly Section 86(2)) was revised to provide that prior to December 31, 2011, the Board of Directors would consist of two persons nominated by the AutoChina shareholders representative named in the share exchange agreement (currently Yan Wang) two persons nominated by the Spring Creek shareholders representative (currently James Sha) and three independent directors mutually agreed to by each of the shareholder representatives.

•	Section 86(7) which did not permit the number of members of the Board of Directors to be less than two, was deleted.
•
Section 96 was revised to provide that compensation for service on the Board of Directors would be determined by the Board of Directors (as opposed to being determined at a general meeting of shareholders).

•
Section 105 was added, which provides that at least six members (or the entire Board if there are less than six members) of the Board of Directors must vote in favor of the following items for such items to be deemed to be approved by the Board of Directors:

o	The issuance of securities other than pursuant to the equity incentive plan or outstanding convertible securities;
o	The payment of any dividends or distributions;
o	A merger or consolidation where the shareholders of the combined company do not hold a majority of the shares post transaction;

o
The sale or encumbrance of or on all or substantially all the assets of the combined company or the purchase of all or substantially all the assets of a third party by the combined company (except for transactions for an amount les than that specified by the Board of Directors in its annual business plan);

o
The formation of a partnership, joint venture or subsidiary with a capital commitment of greater than RMB5,000,000 (except for transactions for an amount les than that specified by the Board of Directors in its annual business plan).

o	The reduction of the authorized capital.
o	Any recapitalization, reclassification, reorganization, split-off, spin-off, or bankruptcy filing with respect to the combined company.
o	The approval or amendment of the annual budget, business plan or operating plan of the combined company.
o	The incurrence of indebtedness of greater than RMB5,000,000 unless such liability is incurred pursuant to the then current business plan.
o	A change in the size or composition of the Board of Directors.
o
Any material amendment to the terms of the Share Exchange Agreement, Registration Rights Agreement (as defined in the Share Exchange Agreement) and any executive employment agreement or indemnification agreement.

o	Any amendment to the Corporate Governance Rules (as defined in Section 125).
•	Section 124 was added and provides for the formation of an audit, nominating and compensation committee.
•	Section 125 was added and provides that the combined company and each director is required to comply with applicable policies and procedures of the combined company.
•
Section 133.1 (formerly Section 133(1)) was revised to provide that any officer (not just a directors and the Secretary, or two directors, or any person appointed by the directors) could sign a document bearing the corporate seal.

•	Sections 135.1 and 135.2 were added, which provide for procedures on the destruction of documents.
•	Section 157 was revised to provide that auditor compensation would be determined by the Board of Directors.
•
Section 165 and the Division entitled “Business Combination” were deleted in their entirety as they were sections relating to the operation of Spring Creek prior to a business combination, which includes the provisions related to a classified Board of Directors.

In the judgment of Spring Creek’s Board of Directors, if the acquisition is consummated, the amendment to Spring Creek’s Amended and Restated Memorandum and Articles of Association is desirable to remove certain provisions that would no longer be applicable to an operating company and which provide the former management of Spring Creek some ability to influence significant corporate events at the combined company.  A copy of the Second Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association and to change Spring Creek’s name (pursuant to the immediately preceding proposal) is attached to this proxy statement as Annex B.

Conclusion of Spring Creek’s Board of Directors. After careful consideration of all relevant factors, Spring Creek’s Board of Directors determined that the proposal to amend Spring Creek’s Amended and Restated Memorandum and Articles of Association is in the best interests of Spring Creek and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the amendments to the Amended and Restated Memorandum and Articles of Association described above.

PROPOSAL TO ADJOURN OR POSTPONE THE EXTRAORDINARY GENERAL MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES

This proposal allows Spring Creek’s Board of Directors to submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the extraordinary general meeting to approve the proposed acquisition.

If this proposal is not approved by Spring Creek’s shareholders, its Board of Directors may not be able to adjourn the extraordinary general meeting to a later date in the event there are not sufficient votes at the time of the extraordinary general meeting to approve the proposed acquisition.

Conclusion of Spring Creek’s Board of Directors. After careful consideration of all relevant factors, Spring Creek’s Board of Directors determined that the proposal to allow adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies is in the best interests of Spring Creek and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

INFORMATION ABOUT AUTOCHINA

Overview

AutoChina Group Inc. was incorporated in the Cayman Islands on July 26, 2007  and currently consists of two primary reportable segments : the commercial vehicle financing segment and the automotive dealership segment. AutoChina currently conducts business through over 180 subsidiaries, all of which are majority or wholly-owned, directly or indirectly, by it.  Its principal offices are located at 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China.

AutoChina is a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle financing and related services under the “Kaiyuan Auto” brand name.  AutoChina’s automotive dealerships sell new and used automobiles manufactured by Audi, Toyota, First Auto Works (“FAW”), Hyundai, Buick, Ford, BMW, Chevrolet, ROEWE, Qingling, Cadillac, Peugeot, and Ruida Kia.  AutoChina also operates commercial vehicle financing centers.  Through its strategically located network of automotive dealerships and commercial vehicle financing centers, AutoChina provides one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services.

AutoChina’s automotive dealerships and commercial vehicle financing centers are principally located in high traffic areas throughout Hebei, Shanxi, Shandong and Henan provinces, the Inner Mongolia autonomous region and Beijing and Tianjin regions of China. Since commencing operations in 2005, AutoChina has grown to operate 25 automotive dealerships and an insurance brokerage center.  Commencing in March 2008 with its first commercial vehicle financing center operated by its subsidiary, Gaocheng Kaiyuan Transportation Service Co., Ltd., AutoChina has quickly grown its network of commercial vehicle financing centers to include 103 centers as of December 31, 2008 (including six centers which are close to receiving a business license).

AutoChina’s business strategy consists of providing its customers with competitively-priced products supported with timely and reliable service through its integrated automotive dealership and commercial vehicle financing center network. AutoChina intends to continue to implement its business strategy, reinforce customer loyalty and remain a market leader by continuing to develop its automotive dealerships and commercial vehicle financing centers as its extends its geographic presence through strategic acquisitions of new locations and expansions of its existing facilities.

Automotive Dealerships.  AutoChina’s automotive dealerships are located in the Hebei and Shanxi provinces and Tianjin region of China.  All of AutoChina’s retail automotive dealerships are “4S dealerships,” which means that they sell new and used consumer automobiles, repair and service consumer automobiles and sell spare parts.  Each automotive dealership is dedicated to and serves only one brand of automobile and is certified by the relevant manufacturer.  In addition, each automotive dealership complies with strict technical specifications and facilities requirements, procures vehicles and parts from the manufacturer, and receives training and technical support from the manufacturer.  This relationship between each automotive dealership and manufacturer means manufacturers can ensure that genuine spare parts are distributed to end-users directly (circumventing unauthorized dealers and repair shops) and have better control over the aftermarket for their products. Prior to receiving a franchise from a automobile manufacturer, AutoChina has to satisfy certain qualification criteria from the applicable automobile manufacturer, including having funding available and agreeing to minimum purchase requirements. The franchises granted to AutoChina are non-exclusive and the terms are ranged from one to three years and subject to extension. Automobile manufacturers provide marketing assistance through incentives and promotional materials. AutoChina has entered into committed facilities line with several financial institutions affiliated with automobile manufacturers to finance the new automobile inventories at market interest rates.

In connection with the sales of new automobiles, AutoChina may also acts as insurance agent and receive commissions from insurance institutions for the referral of customers that  buy auto insurance.

The following chart reflects AutoChina’s franchise at each of its automotive dealership locations:

Automotive Dealership	Franchise

Baoding Tianhua Auto Trading Co., Ltd.	Hyundai
Cangzhou Deyuan Auto Trading Co., Ltd.	Ford
Cangzhou Hengyuan Auto Sales & Service Co., Ltd.	Hyundai
Cangzhou Yichang Auto Sales & Service Co., Ltd.	Buick
Handan Aohua Auto Sales & Service Co., Ltd.	Audi
Handan Baohe Auto Sales & Service Co., Ltd.	BMW
Handan Defeng Auto Sales & Service Co., Ltd.	Peugeot
Handan Yacheng Auto Sales & Service Co., Ltd.	Ruida Kia
Hebei Anchang Auto Sales & Service Co., Ltd.	ROEWE
Hebei Liantuo Auto Trading Co., Ltd.	Audi
Hebei Meifeng Auto Sales & Service Co., Ltd.	Qingling
Hebei Shengda Auto Trading Co., Ltd.	Ford
Hebei Shengkang Auto Trading Co., Ltd.	Chevrolet
Hebei Shengmei Auto Trading Co., Ltd.	FAW
Hebei Shengwen Auto Trading Co., Ltd.	Hyundai
Hebei Yitong Auto Sales & Service Co., Ltd.	Buick
Hebei Yuanxinghang Auto Sales & Service Co., Ltd.	Cadillac
Hengshui Dechang Auto Trading Co., Ltd.	Hyundai
Hengshui Yuhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Qinhuangdao Jianda Auto Sales & Service Co., Ltd.	Ford
Shijiazhuang Baohe Auto Sales & Service Co., Ltd.	BMW
Shijiazhuang Xinhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Shijiazhuang Yuhua Toyota Auto Sales & Service Co., Ltd.	FAW Toyota
Tangshan Yachang Auto Sales & Service Co., Ltd.	Ruida Kia
Zhangjiakou Meihua Auto Trading Co., Ltd.	Hyundai

Hebei Tianmei Insurance Agents Co., Ltd.	Insurance Services

Commercial Vehicle Financing Centers. AutoChina’s commercial vehicle financing centers are located throughout Hebei, Shanxi, Shandong and Henan provinces, the Inner Mongolia Autonomous Region and Beijing and Tianjin regions of China.  At each commercial vehicle financing center, AutoChina provides financing to assist customers in purchasing new commercial vehicles. AutoChina employs a “three full/one quick” service concept at all its commercial vehicle financing centers, which refers to its customers’ ability to purchase a commercial vehicle through its full-service commercial vehicle financing services, administrative services and 365-day vehicle services in a single convenient transaction. Customers wishing to purchase a commercial vehicle can go to any AutoChina commercial vehicle financing center and select a commercial vehicle from the catalogues and informational literature provided by AutoChina.  The customer then arranges for financing and related services with AutoChina, which involves a credit check and a down payment of 20-30% of the purchase price.  The commercial vehicles are then purchased by AutoChina from local third-party dealers and provided to AutoChina’s customers.  During the term of the financing, which is typically two years, AutoChina retains title to the commercial vehicle and in addition provides administrative services for the customers, including all registration and license processing, payment of surcharges, toll pass, transportation fees, licenses and insurance, and monthly renewal of the government-mandated commercial vehicle permits to the customer.  Following the end of the financing period, AutoChina transfers title to the vehicle to the customer and provides the customer the option to continue to use AutoChina to manage the administrative and vehicle services for a fee.  Additionally, AutoChina sells, as agent, a complete line of property and casualty insurance, including collision and liability insurance on the commercial vehicles.

The following chart indicates the number of AutoChina commercial vehicle financing centers in each of the provinces/regions where AutoChina conducts its business:

Chinese Province/Region	Number of Commercial Vehicle Financing Centers
Hebei:	12
Shanxi:	29
Tianjin:	1
Shandong:	24
Henan:	21
Inner Mongolia Autonomous Region:	16
Total:	103

Corporate Development and History

AutoChina Group Inc., which was formerly known as KYF Inc. was a holding company incorporated in the Cayman Islands on July 26, 2007 by Mr. Yong Hui Li with 50,000,000 shares of ordinary shares at $0.0001 each. On the date of incorporation, 1,000 shares of ordinary shares at $0.0001 each were issued, outstanding and fully paid by Mr. Yong Hui Li. Mr. Yong Hui Li has subsequently transfer all of the issued, outstanding and fully paid shares to his affiliates. On the date immediately prior to this offering, the sole shareholder of AutoChina is Honest Best Int’l Ltd., a company which is wholly-owned by Ms. Yan Wang, Mr. Li’s wife.

AutoChina was initially engaged solely in the automotive dealership business, which was primarily located in Hebei Province of China.  Prior to the incorporation of AutoChina in 2007, AutoChina conducted business through its major variable interest entities, Hua An Investment and Huiyin Investment since 2005. AutoChina (including its subsidiaries and variable interest entities) is an integrated automotive dealership company engaged in sales of automobiles, spare parts and after sales services, consisting of 15 new automobile franchises in 25 auto dealerships, which are located primarily in Hebei Province of the PRC. AutoChina offers an extensive range of automotive products and services, including new automobiles, auto maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts.

In April 2008, AutoChina commenced its full-service commercial vehicle financing business pursuant to which it provides customers with financing to acquire commercial vehicles in China. On August 8, 2008, AutoChina changed its name from KYF Inc. to AutoChina Group Inc.

AutoChina’s business is mainly operated by the Auto Kaiyuan Companies, which consist primarily of four companies: Hua An Investment, Huiyin Investment, Kaiyuan Logistics and Kaiyuan Auto Trade.  Each is a limited liability corporations established under the laws of the PRC.

On November 26, 2008, through AutoChina’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., AutoChina executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, AutoChina has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary of those entities. AutoChina’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which are the operating companies of AutoChina in the PRC.

As a result, the Auto Kaiyuan Companies are deemed to be subsidiaries of AutoChina under FASB Interpretation - FIN 46(R): Consolidation of Variable Interest Entities (as amended).  Details of the Enterprise Agreements are as follows:

Assignment of Voting Rights. The shareholder of the Auto Kaiyuan Companies irrevocably agreed to assign all of its voting rights to AutoChina for all business resolutions. As a result, AutoChina has direct control of the Board of Directors and has authority to appoint the majority of the Board of Directors which makes it the primary controlling shareholder of the Auto Kaiyuan Companies.

Management and Operating Agreement.  AutoChina was engaged to exclusively manage and operate the sales and service of the 26 automotive dealerships held by the Auto Kaiyuan Companies, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the Auto Kaiyuan Companies agree that without the prior consent of AutoChina, the Auto Kaiyuan Companies will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement has a term of 10 years and will be extended for another 10 years automatically unless AutoChina files a written notice at least 3 months prior to the expiration of this agreement.

Equity Interest Transfer Agreement.  The shareholder of the Auto Kaiyuan Companies agreed to transfer all of its assets to AutoChina and AutoChina has an exclusive, irrevocable and unconditional right to purchase, or cause AutoChina’s designated party to purchase, from such shareholder, at AutoChina’s sole discretion, part or all of the shareholders’ equity interests in the Auto Kaiyuan Companies when and, to the extent that, applicable PRC Laws permit AutoChina to own part or all of such equity interests in the Auto Kaiyuan Companies. According to the Exclusive Equity Interest Transfer Agreement, the purchase price to be paid by AutoChina to the shareholder of the Auto Kaiyuan Companies will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

Equity Pledge Agreement.  Pursuant to the Equity Pledge Agreement, the Auto Kaiyuan Companies and their shareholder agreed to pledge all of its equity interest and operating profits to guarantee the performance of the Auto Kaiyuan Companies in the obligation under the Equity Interest Transfer Agreement. In the event of the breach of any conditions of the Equity Interest Transfer Agreement, AutoChina is entitled to enforce its pledge rights over the equity interests of the Auto Kaiyuan Companies for any losses suffered from the breach.

Business Strategy

Operating Strategy.  AutoChina’s strategy is to operate an integrated automotive dealership network that primarily markets middle- to high-end consumer automobiles from various manufacturers and an integrated commercial vehicle financing center network that provides commercial vehicle financing services and in each case also provide consumer automobile customers and commercial vehicle financing customers with complementary products and services. AutoChina’s strategy includes the following key elements:

•
One-Stop Centers. AutoChina has developed its automotive dealerships and commercial vehicle financing centers as “one-stop centers” where, at one convenient location, its customers can do the following: purchase new and used automobile or new commercial vehicles; finance their purchases; purchase aftermarket parts and accessories; and have service performed by certified technicians. AutoChina believes that this full-service strategy also helps to mitigate cyclical economic fluctuations because parts and service sales at its automotive dealerships generally tend to be less volatile than its new and used consumer automobile sales and new commercial vehicle financings.

•
Branding Program. AutoChina employs a branding program for its automotive dealerships and commercial vehicle financing centers through distinctive signage and uniform marketing programs to take advantage of its existing name recognition and to communicate the high quality of its products and reliability of its services throughout its automotive dealership and commercial vehicle financing center networks.

•
Centralized Management Systems. In order to efficiently operate each of the business units within each automotive dealership, AutoChina relies upon its centralized management systems to determine and monitor appropriate inventory levels and product mix at each automotive dealership.  All sales, and financing materials utilized by the commercial vehicle financing centers are prepared by AutoChina’s corporate office, which increases efficiency and uniformity among AutoChina’s commercial vehicle financing centers.  In addition, by actively monitoring market conditions, assessing product and expansion strategies and remaining abreast of changes within the market, AutoChina is able to proactively address  changes in customer needs or in the offerings of competitors and adjust its services by, for example, adding product lines and models.

Growth Strategy.  AutoChina’s expansion and acquisition initiatives have enabled it to grow a large, full-service network of automotive dealerships and commercial vehicle financing centers. AutoChina intends to continue to grow its business internally and through acquisitions by expanding into new geographic areas, expanding its product offerings and opening new one-stop commercial vehicle financing centers in existing markets.

•
Expansion Into New Geographic Areas. AutoChina plans to continue to expand its commercial vehicle financing center network by developing additional centers in geographic areas contiguous to its current operations. AutoChina has successfully expanded its network of commercial vehicle financing centers from its first center in March 2008 into a multi-province network of 103 commercial vehicle financing centers. AutoChina believes the geographic diversity of this network has significantly expanded its customer base while reducing the effects of local economic cycles.

•
Expansion of Product Offerings. AutoChina intends to continue to expand its product lines within its automotive dealership and commercial vehicle financing centers by adding product categories that are both complementary to its existing product lines and well suited to its operating model. AutoChina believes that there are many additional product and service offerings that would complement its primary product lines, such as emergency vehicle support services.  In addition, AutoChina’s commercial vehicle financing centers entered into a sales agreement with a third-party contractor for multiple commercial construction vehicles and equipment for approximately RMB11 million in December 2008.  AutoChina expects any other product category expansion that it pursues to satisfy its requirements that:

o	the products serve an existing and expanding customer base;

o	the products provide opportunities for incremental income through related aftermarket sales, service or financing; and

o	AutoChina operating controls can be implemented to enhance the financial performance of the business.

•
Open New Commercial Vehicle Financing Centers in Existing Areas of Operation. AutoChina believes that there are opportunities to increase its share of the commercial vehicle financing market by introducing its one-stop centers to underserved markets within its current areas of operation.  The introduction of additional one-stop centers enables AutoChina to enhance revenues from its existing customer base as well as increase the awareness of the “Kaiyuan Auto” brand name for new customers.

In identifying new areas for expansion, AutoChina analyzes the target market’s level of new commercial vehicle registrations, customer buying trends and the existence of competing franchises. AutoChina also assesses the potential performance of a parts and service center to determine whether a market is suitable for an automotive dealership or commercial vehicle financing center. After a market has been strategically reviewed, AutoChina surveys the region for a well-situated location. Whether AutoChina acquires existing automotive dealerships or opens a new automotive dealership or commercial vehicle financing center, it will introduce its branding program and implement its integrated management system.

Management of Automotive Dealerships

AutoChina’s automotive dealerships are responsible for sales of new and used consumer automobiles, as well as related parts and services.

AutoChina manages its automotive dealerships as described below.

New Vehicle Sales. In 2008, AutoChina sold 17,313 new vehicles representing 12 brands in retail transactions at its automotive dealerships. AutoChina retail sales of new vehicles accounted for approximately 62.2% of its gross profit in 2008. In addition to the initial sale of the vehicle, a typical new vehicle sale creates the following additional profit opportunities for an automotive dealership:

•	manufacturer incentives, if any;

•	the resale of any trade-in purchased by the automotive dealership;

•	the sale of insurance contracts in connection with the retail sale; and

•	the service and repair of the vehicle both during and after the warranty period.

Brand diversity is one of AutoChina’s strengths. The following table sets forth new vehicle sales revenue by brand and the number of new vehicle retail units sold in the year ended, and the number of franchises AutoChina owned as of, December 31, 2008 (un-audited):

	New Vehicle Revenues FY2008	New Vehicle Unit Sales FY 2008	Franchises Owned as of December 31, 2008
	(In thousands)
Audi	$89,961	1,626	2
BMW	28,552	401	2
Buick	34,813	2,266	2
Cadillac	3,678	63	1
Chevrolet	13,234	1,120	1
FAW/Toyota(1)	77,079	3,380	4
Ford	32,682	1,882	3
Hyundai	69,593	5,729	5
Peugeot	1,792	148	1
Qingling	6,285	378	1
Ruida Kia(2)	-	-	2
ROEWE	7,206	320	1
	$364,875	17,313	25

(1)  Toyota automotive dealerships are operated out of three of AutoChina’s FAW automotive dealerships pursuant to a joint venture agreement between FAW and Toyota.
(2)  Under construction in 2008.

The following table sets forth new vehicle sales revenue by brand and the number of new vehicle retail units sold in the nine months ended September 30, 2008 (un-audited), and the number of franchises AutoChina owned as of:

	New Vehicle Revenues Nine months ended September 30, 2008	New Vehicle Unit Sales Nine months ended September 30, 2008	Franchises Owned as of September 30, 2008
	(In thousands)
Audi	$69,561	1,262	2
BMW	22,430	298	2
Buick	24,019	1,357	2
Cadillac	2,883	48	1
Chevrolet	9,900	753	1
FAW/Toyota(1)	57,987	2,403	4
Ford	25,050	1,439	3
Hyundai	47,602	3,713	5
Peugeot	1,614	131	1
Qingling	3,746	217	1
Ruida Kia(2)	-	-	2
ROEWE	418	14	1
SsangYong	4,954	218	1
	$270,164	11,853	26

(1)  Toyota automotive dealerships are operated out of three of AutoChina’s FAW automotive dealerships pursuant to a joint venture agreement between FAW and Toyota.
(2)  Under construction in 2008.

AutoChina’s mix of domestic and import franchises for the year ended December 31, 2008 (un-audited) is set forth below:

	New Vehicle Revenues	New Vehicle Unit Sales	Percentage of Total Units Sold
	(In thousands)
Import	$29,129	345	2.1%
Domestic	335,746	16,968	97.9%
	$364,875	17,313	100.0%

AutoChina’s mix of domestic and import franchises for the nine months ended September 30, 2008 (un-audited) is set forth below:

	New Vehicle Revenues	New Vehicle Unit Sales	Percentage of Total Units Sold
	(In thousands)
Import	$26,370	336	2.8%
Domestic	243,794	11,517	97.2%
	$270,164	11,853	100.0%

Used Vehicle Sales.  AutoChina sells used vehicles at each of its franchised automotive dealerships. In 2008, AutoChina sold 66 used vehicles at its automotive dealerships representing approximately 0.1% of its gross profit in 2008. Used vehicles sold at retail typically generate higher gross margins on a percentage basis than new vehicles because AutoChina can acquire these vehicles at favorable prices due to the nature of their valuation, which is dependent on a vehicle’s age, mileage and condition, among other things. Valuations also vary based on supply and demand factors, the level of new vehicle incentives, the availability of retail financing, and general economic conditions.

Profit from the sale of used vehicles depends primarily on an automotive dealership’s ability to obtain a high-quality supply of used vehicles at reasonable prices and to effectively manage that inventory. AutoChina’s new vehicle operations provide its used vehicle operations with a  supply of generally high-quality trade-ins and off-lease vehicles, the best sources of high-quality used vehicles. The sales of the used vehicles is small in comparison with AutoChina’s overall sales of consumer automobiles because AutoChina has many first time buyers and the second hand automobile trade-in market in China was not fully developed.

Parts and Service Sales.  AutoChina sells replacement parts and provides maintenance and repair services at each of its franchised automotive dealerships. AutoChina’s parts and service business accounted for approximately 36.1% of its gross profit in 2008. AutoChina performs both warranty and non-warranty service work at its automotive dealerships, primarily for the vehicle models sold at a particular automotive dealership. Warranty work accounted for approximately 35.9% of the revenues from its parts and service business in 2008. AutoChina’s parts and service departments also perform used vehicle reconditioning and new vehicle preparation services for which they realize a profit when such vehicle is sold to a retail customer.

A majority of automobile maintenance and repair is performed by dealerships in China. AutoChina has made investments in obtaining, training and retaining qualified technicians to work in its service and repair facilities and in state-of-the art diagnostic and repair equipment utilized by these technicians. Additionally, manufacturers permit warranty work to be performed only at franchised automotive dealerships, and there is a trend in the consumer automobile industry towards longer new vehicle warranty periods. As a result, AutoChina believes that a majority of all maintenance and repair work will continue to be performed at franchised automotive dealerships that have the sophisticated equipment and skilled personnel necessary to perform repairs and warranty work on increasingly complex vehicles.

AutoChina’s strategy to capture an increasing share of the parts and service work performed by franchised automotive dealerships includes the following elements:

•
Focus on Customer Relationships; Emphasize Preventative Maintenance.  AutoChina’s automotive dealerships seek to convert new and used vehicle customers into customers of its parts and service departments. To accomplish this goal, AutoChina uses computer systems that track customers’ maintenance records and provide advance notice to owners of vehicles purchased or serviced at its automotive dealerships when their vehicles are due for periodic service. AutoChina’s use of computer-based customer relationship management tools increases the reach and effectiveness of its marketing efforts, allowing AutoChina to target its promotional offerings to areas in which service capacity is under-utilized or profit margins are greatest. AutoChina continues to train its service personnel to establish relationships with their service customers to promote a long-term business relationship. AutoChina believes its parts and service activities are an integral part of the customer service experience, allowing it to create ongoing relationships with its automotive dealerships’ customers thereby deepening customer loyalty to the automotive dealership as a whole.

•
Efficient Management of Parts Inventory.  AutoChina’s automotive dealerships’ parts departments support their sales and service departments through selling factory-approved parts for the vehicle makes and models sold by a particular automotive dealership. Such parts are either used in repairs made in the service department, sold at retail to customers, or sold at wholesale to independent repair shops and other franchised automotive dealerships. AutoChina’s automotive dealerships employ parts managers who oversee parts inventories and sales and its automotive dealerships also frequently share parts with each other. AutoChina uses centralized software programs to monitor parts inventory to avoid obsolete and unused parts to maximize sales as well as to take advantage of manufacturer return procedures.

Management of Commercial Vehicle Financing Centers

AutoChina’s commercial vehicle financing centers are responsible for financing of sales of new commercial vehicles, as well as related services. Most of the customers of AutoChina’s commercial vehicle financing services are independent contractors, who finance one commercial vehicle to engage transportation and logistic business in the PRC. In December 2008, AutoChina’s commercial vehicle financing centers entered into a sales agreement with a third-party contractor for multiple commercial construction vehicles and equipment for approximately RMB11 million.

AutoChina manages its commercial vehicle financing centers as described below.

Finance and Sales.  Revenues from AutoChina’s financing operations consist primarily of fees for the arranging financing and purchase of commercial vehicles, administrative services, vehicle service, and acting as an agent for insurance companies in connection with the purchase of new commercial vehicles. AutoChina’s commercial vehicle finance business accounted for approximately 8.0% of its gross revenues in 2008. Through its one-stop commercial vehicle financing centers AutoChina offers vehicle purchase financings, administrative services and vehicle services in a convenient manner and at competitive prices.  To increase transparency to its customers, AutoChina offers all of its products on menus that display pricing and other information, allowing customers to choose the products that suit their needs.

Once a customer has selected a model to purchase and has qualified for financing, AutoChina purchases the commercial vehicle from a third-party vendor with which it has a pre-existing relationship. Beiguo, a PRC-based operator of grocery stores, purchases vehicles from time to time from third-party vendors pursuant to AutoChina’s requirements.  AutoChina purchases the vehicles from third-party vendors at wholesale. AutoChina has entered into short-term financing arrangements with a PRC commercial bank and Beiguo so that AutoChina will be able to pay commercial vehicle vendors or Beiguo.  With respect to Beiguo, the purchase price for the commercial vehicles is required to be paid within six months after the execution of the purchase contract at a 2% premium.  Such short-term financing usually requires a guarantee undertaken by Yong Hui Li in favor of AutoChina for the benefit of the PRC commercial bank.  In addition, Yong Hui Li and Kaiyuan Real Estate Co., Ltd., for which Yong Hui Li serves as the Chairman and Chief Executive Officer, have provided guarantees to Beiguo with respect to AutoChina’s obligation to pay for commercial vehicles purchased from Beiguo.  These financing arrangements help AutoChina expand its commercial vehicle financing business while minimizing its upfront cash expenditures.  Yong Hui Li involved Beiguo in this purchase and sale of commercial vehicles because Beiguo is able to obtain cost-effective financing from PRC commercial banks to acquire commercial vehicles on behalf of AutoChina.  Following the completion of the proposed acquisition, AutoChina intends to increase its volume of purchases of commercial vehicles directly from third-party vendors, though there can be no assurance that it will continue to have sufficient assets or financing from third-parties to acquire adequate supplies of vehicles to meet its customers’ demands or expand its business.  See “Risk Factors — Risks Related to AutoChina’s Business — AutoChina’s business may be materially adversely affected if the required financing for future purposes on acceptable terms becomes unavailable and AutoChina has insufficient resources to internally fund such purchases.”

Upon receipt of the commercial vehicle, AutoChina then makes the vehicle available for use to the customer in exchange for 24 monthly payments (each year AutoChina allows customers to defer payments during Chinese New Year celebrations so the term typically lasts a total of 26 months).  At the end of the term of the financing, the vehicle is paid for, and AutoChina transfers the title of the vehicle to the customer.  Additionally, AutoChina sells, as agent, a complete line of property and casualty insurance, including collision and liability insurance on the commercial vehicles.

Administrative and Vehicle Services.  At the time a commercial vehicle is purchased and financed through an AutoChina commercial vehicle financing center, AutoChina handles all registration and license processing, payment of surcharges, toll pass, transportation fees, licenses and insurance, for which it charges the customer service fees.  In addition, during the term of the financing arrangements AutoChina also charges its customers for administrative services and vehicle services, including the monthly permit renewals required by the Chinese government for each commercial vehicle and providing 365-day vehicle maintenance and roadside assistance services.  AutoChina believes that the requirement that permits for commercial vehicles be renewed on a monthly basis (which is controlled by AutoChina during the term of the financing), the substantial initial down payments (typically 20-30%) it requires, retaining title to a vehicle during the term of the lease, and the traditionally low level of auto loan default rates in China results in a relatively low risk of default by customers in this segment.

As part of its 365-day vehicle maintenance and roadside assistance services, AutoChina customers can stop in or call the nearest commercial vehicle financing center in the event they need emergency or maintenance repair services.  AutoChina believes this service will increase in value to its customers as it continues to expand its network of commercial vehicle financing centers.  Following the end of the financing term, AutoChina continues to offer its administrative and vehicle services to its customers which it believes will provide steady revenue streams in the future.  AutoChina only provides these administrative and vehicle services to those customers who purchase and finance vehicles though it, which AutoChina believes will serve as an incentive for customers to purchase and finance vehicles though AutoChina and thus increase customer loyalty.

Sales and Marketing

AutoChinas expansion and acquisition strategy and history of operations in the consumer automobile business have resulted in a strong customer base. AutoChina generally promotes its products and related services through direct customer contact by its sales personnel, advertisements in trade magazines and attendance at industry shows. AutoChina hires approximately 20 to 40 sales and marketing staff in automotive dealerships.  The salaries of most of such employees  are based on commission.

AutoChina believes that its reliable service to its customers, its history and its geographic diversity have resulted in increased market recognition of the Kaiyuan Auto brand name and have served to reinforce customer loyalty.  In an effort to enhance AutoChinas name recognition and to communicate the high level of quality products and services provided at its automotive dealerships and commercial vehicle financing centers, AutoChina will continue to implement its Kaiyuan Auto brand name concept at each of its automotive dealerships and commercial vehicle financing centers. Each of AutoChinas automotive dealerships or commercial vehicle financing centers is identified as a Kaiyuan Auto location.

Facility Management

Personnel.  Each automotive dealership and commercial vehicle financing center is typically managed by a general manager who oversees the operations, personnel and the financial performance of the location, subject to the direction of AutoChinas corporate office. Additionally, each automotive dealership is typically staffed by a sales manager, parts manager, service manager, sales representatives, parts employees, and other service employees, as appropriate, and given the services offered.  The sales staff of each commercial vehicle financing center consists of sales representatives and other service employees.

On an annual basis, general managers prepare detailed monthly profit and loss forecasts by end of prior fiscal year based upon historical information and projected trends. A portion of each general managers performance bonus is based upon whether they meet or exceed their operating plans. During the year, general managers regularly review their facilitys progress with senior management and revise bonuses as needed.  Most of AutoChinas employees receive annual performance evaluations.

Members of senior management regularly travel to each location to provide on-site management and support.  Each location is audited regularly for compliance with corporate policies and procedures.  These routine unannounced internal audits objectively measure automotive dealership and commercial vehicle financing center performance with respect to corporate expectations.

Purchasing and Suppliers.  AutoChina believes that pricing is an important element of its marketing strategy.  Because of its size, AutoChina automotive dealerships and commercial vehicle financing centers benefit from volume purchases at favorable prices that enable them to achieve a competitive pricing position in the industry.. AutoChina automotive dealerships purchase their consumer vehicle inventory and parts and accessories directly from the manufacturers. Commercial vehicle purchases financed through a commercial vehicle financing center are purchased through wholesale vendors and retail vendors located nears each commercial vehicle financing center. All purchasing commitments are negotiated by personnel at AutoChinas corporate headquarters. AutoChina believes that it has been able to negotiate favorable pricing levels and terms, which enables it to offer competitive prices for its products.

Capital Expenditures

AutoChinas capital expenditures include expenditures to extend the useful life of current facilities and expenditures to start or expand operations. In general, expenditures relating to the construction or expansion of dealership facilities are driven by new franchises being granted to AutoChina by a manufacturer, significant growth in sales at an existing facility, dealership acquisition activity, or manufacturer marketing campaigns.  The estimated cost of establishing a new dealership is approximately RMB10 million. Expenditures relating to the establishment of a new commercial vehicle financing center include leasing of commercial retail space, branding and other fixtures and machinery and equipment. The estimated cost of establishing a commercial vehicle financing center is approximately RMB225,000.

AutoChina plans to invest approximately RMB50 million in each of 2009 and 2010 to establish approximately five new automotive dealerships in each such year, with the goal of operating a total of 35 automotive dealerships by the end of 2010.  In addition, AutoChina plans to invest approximately RMB10.6 million in 2009 to establish approximately 47 new commercial vehicle financing centers, and approximately RMB13.5 million in 2010 to establish approximately 60 new commercial vehicle financing centers, with the goal of operating a total of 210 commercial vehicle financing centers by the end of 2010.  These expansion efforts will generally be funded from excess cash and additional financing.

Competition

General

The markets for AutoChinas services are highly competitive. The most important factors affecting competition for AutoChinas business include the following:

price;

professional and quality of services;

capacity;

attractiveness and breadth of portfolio of products and services offered;

quality of customer services support; and

ability to timely source new products and/or provide customized services to meet customers needs.

Automotive Dealership Business

Notwithstanding the high barrier to entry into the industry, AutoChina is not the exclusive franchise automotive dealers for the brands it sells and it is not the only multi-brands motor group in Hebei and Shanxi provinces of China. Based on the managements industry knowledge, AutoChina faces competition from other dealers distributing the same brand as well as other brands within the authorized territory since there are usually multiple dealers for each brand within in authorized territory. Nonetheless, the barrier to entry into the motor vehicle industry is quite high as a dealership agreement must have been first granted by the automobile manufacturer prior to commencement of sale of such automobiles.

For AutoChinas parts and repairing services, levels of competition and the barriers to entry vary from one segment to another. Based on the managements industry knowledge, AutoChina faces high competition for the parts and repairing services in China where there are many substitutable products by various brands for the same type of products available on the market. Even though the barrier to entry is high as the trading of genuine parts must be authorized by the automobile manufacturer under a dealership agreement, AutoChina faces competition from other automotive dealers and distributors located in Hebei and Shanxi provinces of China.

Commercial Vehicle Financing  Business

AutoChinas commercial vehicle financing business in northern regions of China faces relatively low competition as there are not many large-scale operators in the area and the barrier to entry is relatively high as such business requires significant working capital to set up and scale up the business network.

Trademarks and Intellectual Property

Kaiyuan Auto is a trademark, service mark and trade name of AutoChina.  AutoChina does not have any other trademarks, service marks and trade names.

The Audi, Toyota, FAW, Hyundai, Buick, Ford, BMW, Chevrolet, ROEWE, Qingling, Cadillac, Peugeot  and Ruida Kia trademarks and trade names, which are used in connection with AutoChinas marketing and sales efforts, are subject to limited licenses included in its dealership agreements with each manufacturer. The licenses are for the same periods as its dealership agreements. These trademarks and trade names are recognized internationally and are important in the marketing of its products. Each licensor engages in a continuous program of trademark and trade name protection.

Employees

On December 31, 2008, the AutoChina had 1,565 employees, of which 238 employees are members of management (including managers at each facility). AutoChina has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages.  AutoChina considers its relations with its employees to be good.

Seasonality

AutoChinas second and third fiscal quarters (April through September) have historically been slower for dealership sales. Conversely, AutoChinas first and fourth fiscal quarters (January through March and October through December) have historically been the busiest times for car sales. Therefore, AutoChina generally realizes a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. AutoChina expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first or fourth fiscal quarters, the adverse effect on AutoChinas revenues and operating profit for the year could be disproportionately large.

Governmental Regulations

Automotive and Other Laws and Regulations

AutoChina operates in a regulated industry in China.  Numerous laws and regulations affect AutoChinas businesses.  In each province, territory and/or locality which AutoChina does business, it must obtain various approvals, licenses, authorizations, certificates, filings and permits in order to operate its vehicle sales, commercial truck financing and service and maintenance businesses, including 4S qualification, road transportation operation permits and insurance agency permits.  Numerous laws and regulations govern AutoChinas conduct of its businesses, including those relating to its sales, operations, financing, advertising and insurance practices.   These laws and regulations include, among others, consumer protection laws, laws and regulations pertaining to new and used motor vehicle dealers, laws and regulations pertaining to vehicle repair and road transportation, as well as a variety of other laws and regulations.  These laws also include employment practices laws.

AutoChinas dealership and service and maintenance operations are subject to the National Transportation Laws or other relevant rules and regulations.  Pursuant to the National Transportation Laws, a road transportation operation permit is required for the operation of transportation and auto repair businesses.  AutoChinas dealership and service and maintenance operations are also subject to relevant rules and regulations, including Provisions on the Administration of Motor Vehicle Maintenance, or Maintenance Provisions, and the Regulations on Recall of Defective Automotive Products. See Risk Factors Risks Relating to the Motor Vehicle Industry in China - Automobile importers, dealers and distributors in the PRC, including AutoChina, may expend considerable resources in order to comply with the Regulations on Recall of Defective Automotive Products, which took effect in October 2004.  The Maintenance Provisions define the three grades of licenses for motor vehicle repair personnel (i.e. Grade I licensees can conduct major repair, unit repair, small repair, maintenance aids, special repair and the examination work after the completion of maintenance of corresponding vehicle types, Grade  II can undertakes major repair, unit repair, small repair, maintenance aids, special repair and the examination work after the completion of maintenance of corresponding vehicle types, etc.) and sets forth the requirements for establishing vehicle repair establishments (such as personnel qualification, equipment requirements and having passed relevant inspection).

AutoChinas used vehicle sales operations are subject to the Measures for Administration of the Circulation of Second-Hand Automobiles, or Second-Hand Car Measures and the Specifications for Second-hand Automobile Trade, or Second-Hand Specifications.  The Second-Hand Car Measures provides a definition of second-hand automobiles (i.e. automobiles that are traded and whose ownership is transferred in the duration from the completion of the registration formalities to when the state compulsory vehicle discarding standards are satisfied, including three-wheeled automobiles, low-speed motor trucks (former agricultural transport vehicles, hereinafter the same), trailers and motorcycles) and sets forth the procedures and requirements for establishing a used automobile market operator, including specific requirements for business scope, license, filings with the provincial commerce authority.  The Second-hand Car Measures also define the various types of second-hand automobile activities (i.e. retail sale of second-hand automobiles, auction of second-hand automobiles, brokerage of second-hand automobiles, authentication and evaluation of second-hand automobiles and direct transaction of second-hand automobiles) and sets forth separate and/or additional regulations governing such activities.  The Second-Hand Specifications sets forth additional detailed implementing rules and requirements for the above activities, including documentation required for sale and purchase transactions, restrictions on certain unethical broker practices and auction procedures.   In addition to the damages and penalties noted below, violators of the Second-Hand Measures shall also be published in a public list circulated by the administrative department for industry and commerce of the PRC State Council.  Additionally, the Peoples Republic of China National Road Traffic Safety Laws, or Road Safety Laws imposes fines on sellers (including second-hand dealers) of automobiles that have been determined to require disposal.

AutoChinas new vehicle 4S sales operations are subject to the Implementing Measures for the Administration of Automobile Brand Sales, or Brand Sales Measures.  Pursuant to the Brand Sales Measures, the establishment of each new 4S store must follow certain registration procedures for establishing a dealership company for the sale of cars of a particular brand, including the following:

Obtaining written authorization from the auto supplier (manufacturer or general dealer);

Registering the company with the State Administration of Industry and Commerce, or SAIC, as a 4S store by submitting various documents and information, including the companys business license, written authorization from the auto supplier, a description of after-sale service methods (i.e. the service station, return and refund policy, replacement policy, and repair and maintenance services, etc.), a Brand Car Dealer Registration Form and other information;

Presenting the evidence of registration with SAIC to the local branch of SAIC to expand its business scope to include XX brand car sales; and

Registering with the local bureau of commerce (local branch of MOFCOM) within two months from obtaining the business license that includes XX brand car sales and providing various documentation.

The Road Safety Laws prohibit the sales of new automobiles that have determined to be subject to disposal (i.e. rejected cars).  AutoChinas new vehicle sales operations may also be subject to new regulations under consideration for adoption by the PRC Government.  In addition, expansion of a 4S store to a second brand may also be subject to applicable rules and regulations.

Claims arising out of actual or alleged violations of the regulations and laws noted above may be asserted against AutoChina by individuals or government entities and may expose it to significant damages or other penalties, including revocation or suspension of AutoChinas licenses, certificates, and/or permits to conduct commercial truck financing operations and fines.

Environmental, Health and Safety Laws and Regulations

AutoChinas operations involve the use, handling, storage and contracting for recycling and/or disposal of materials such as motor oil and filters, transmission fluids, antifreeze, refrigerants, paints, thinners, batteries, cleaning products, lubricants, degreasing agents, tires and fuel. Consequently, AutoChinas business is subject to a variety of PRC laws and regulations governing management and disposal of materials and wastes, protection of the environment and public health and safety. Failure to comply with these laws and regulations may result in the assessment of penalties and imposition of remedial obligations.  AutoChina may not be able to recover some or any of these costs from insurance.

AutoChina may be subject to water quality protection programs under the Regulations for on Collecting and Using Pollution Discharge, or Pollution Discharge Regulations.  Pursuant to the Pollution Discharge Regulations, in the event that a PRC company fails to pay the pollutant discharge fees in accordance with law, it shall be ordered to pay such fees within a prescribed time limit by the administrative department for environmental protection of the peoples governments of the county level and above within their power and function or else a fine no less than one time but no more than three times of such payable pollutant discharge fees shall be imposed, and such PRC company shall be ordered to stop its business for rectification. Additionally, AutoChina is subject to the Measures of Hebei Province for Administration of Pollutant Discharge Permits (for Trial Implementation), or the Hebei Measures, pursuant to which each and every entity that may discharge pollutants in Hebei province shall apply to the competent environmental protection administration authority for a permit for the discharge of pollutants, or pollutant discharge permit in accordance with the Hebei Measures, and shall not discharge pollutants before obtaining a pollutant discharge permit.  Under the Hebei measures, pollutant-discharging entities in Hebei province shall be punished in accordance with the relevant laws and regulations if such entity has discharged pollutants before obtaining a pollutant discharge permit.

The trend in environmental regulation in China is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on AutoChinas results of operations or financial condition.  For example, the PRC government has approved revised fuel economy requirements and may further revise fuel economy requirements in order to promote the production and sales of more environmentally-friendly and energy-saving automobiles.  These requirements may adversely affect demand for the vehicles AutoChina sells.  See Risk Factors Risks Relating to the Motor Vehicle Industry in China - Imposition of fuel economy standards on PRC automotive manufacturers and the proposed imposition of higher automobile consumption taxes may have a negative effect on the revenues and profits of PRC automobile importers, dealers and distributors, including AutoChina

AutoChina incurs significant costs to comply with applicable environmental, health and safety laws and regulations in the ordinary course of its business. AutoChina does not anticipate, however, that the costs of such compliance will have a material adverse effect on its business, results of operations, cash flows or financial condition, although such outcome is possible given the nature of its operations and the extensive environmental, public health and safety regulatory framework.

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, the PRCs currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs.  The combined company will be an FIE as a result of the proposed acquisition. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of investment banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair the combined companys ability to operate following the proposed acquisition. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

Government Regulations Relating to Taxation

Prior to January 1, 2008, the standard enterprise income tax rate was 33%, which was consisting of a 30% national income tax and a 3% local surcharge, for a companys domestic and overseas incomes. Certain of AutoChinas automotive dealership subsidiaries were granted tax incentives in connection with the compliance with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby these qualified subsidiaries were  fully exempted or allow a 50% reduction from enterprise income tax for a range of two to three years.

On March 16, 2007, the National Peoples Congress approved and promulgated a new tax law: the PRC Enterprise Income Tax Law. This new tax law will take effect on January 1, 2008. Under the new tax law,  companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. Preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that any particular company will continue to qualify as a high-technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the new tax law, a companys effective tax rate may increase, unless it is otherwise eligible for preferential treatment.

Additionally, under the new tax law, an income tax rate for dividends payable to non-PRC investors and derived from sources within the PRC may be increased to 20%. It is currently unclear in what circumstances a source will be considered as located within the PRC.

The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in the combined companys tax rate in the future could have a material adverse effect on its financial conditions and results of operations.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.  Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in China may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the SAFE.

Dividend Distribution.  The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

The Sino-foreign Equity Joint Venture Law (1979), as amended;

The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

The Sino-foreign Cooperative Enterprise Law (1988), as amended;

The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

The Foreign Investment Enterprise Law (1986), as amended; and

The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Legal Proceedings

AutoChina is not currently a party to any pending material legal proceedings.

AUTOCHINA MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with AutoChinas consolidated financial statements appearing elsewhere in this proxy statement.

Overview

AutoChina Group Inc., a company incorporated in Cayman Islands, is an integrated automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of 13 new automobile franchises located primarily in Hebei Province of China. AutoChina offers an extensive range of automotive products and services, including new automobiles, automobile maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, AutoChina commenced providing heavy truck sales and financing services, which provides financing to customers to acquire heavy trucks in China. As of September 30, 2008, AutoChina operated 48 commercial vehicle financing centers and 26 automotive dealership stores located primarily in various cities and towns throughout the Northern regions of China. By December 31, 2008, AutoChinas commercial vehicle financing facilities expanded to 103 centers primarily located in major areas in Hebei, Henan, Shanxi and Shandong provinces, Inner Mongolia Autonomous Region and Tianjin.

AutoChina was incorporated on July 26, 2007, but its automotive dealership business (through predecessor entities) has been in operation since 2000. AutoChinas automotive dealership revenues grew between 80% and 93% per annum over the past three years.

As of December 31, 2008, AutoChinas commercial vehicle financing network consisted of the following number of facilities in the indicated regions: (i) Hebei Province (12 commercial vehicle financing centers), (ii) Shanxi Province (29 commercial vehicle financing centers), (iii) Shandong Province (24 commercial vehicle financing centers), (iv) Henan Province (21 commercial vehicle financing centers), (v) Inner Mongolia Autonomous Region (16 commercial vehicle financing centers), (vi) Tianjin (1 commercial vehicle financing center). Each region is managed by a regional general manager reporting directly to the Vice president of the commercial vehicle financing business and a regional financial controller reporting directly to AutoChinas Chief Financial Officer. In additional, all the dealership stores are located in Hebei province and managed by the general manager of dealership who reports to the Chief Executive Officer directly. The finance manager in charge of dealerships also reports to AutoChinas Chief Financial Officer directly.

During the past years, AutoChina grew its dealership business primarily through acquisitions. AutoChina typically seek to acquire large, profitable, well-established and well-managed dealerships that are leaders in their respective market areas, and will continue to acquire additional equity interests in dealerships if it proves profitable. From January 1, 2005, through December 31, 2008, AutoChina acquired 23 dealership stores and disposed of or terminated 3 dealership stores. On the other hand, all of the 103 commercial vehicle financing centers are newly established in fiscal 2008.

Each acquisition has been accounted for as a purchase and the corresponding results of operations of these dealerships are included in AutoChinas financial statements from the date of acquisition. Details of the acquisitions and disposal of dealerships are shown in Note 4 and Note 5 to the accompanying consolidated financial statements.

AutoChinas operating results reflect the combined performance of each of its interrelated business activities, which include the sale of vehicles, commercial vehicle financing and insurance products, and parts, service and collision repair services. Historically, each of these activities has been directly or indirectly impacted by a variety of supply/demand factors, including vehicle inventories, consumer confidence, discretionary spending, availability and affordability of consumer credit, manufacturer incentives, fuel prices and interest rates. For example, during periods of sustained economic downturn or significant supply/demand imbalances, new vehicle sales may be negatively impacted as consumers tend to shift their purchases to used vehicles. Some consumers may even delay their purchasing decisions altogether, electing instead to repair their existing vehicles. In such cases, however, AutoChina believes the new vehicle sales impact on AutoChinas overall business is mitigated by its ability to offer other products and services, such as used vehicles and parts, service and collision repair services.

AutoChina generally experiences higher volumes of vehicle sales for dealerships in the first and fourth calendar quarters of each year. This seasonality is generally attributable to consumer buying trends and the timing of manufacturer new vehicle model introductions.

As a result, AutoChinas revenues, cash flows and operating income are typically lower in the second and third quarters and higher in the first and fourth quarters. Other factors unrelated to seasonality, such as changes in economic condition and manufacturer incentive programs, may exaggerate seasonal or cause counter-seasonal fluctuations in AutoChinas revenues and operating income.

For the nine months ended September 30, 2008 and 2007, and the years ended December 31, 2007, 2006 and 2005, AutoChina realized net income of $6.1 million, $2.2 million, $4.8 million, $2.7 million and $1.4 million, respectively.

AutoChinas gross margins as a percentage of sales have been fairly consistent from year to year. Over the last three fiscal years and nine months September 30, 2008, AutoChinas gross margins as a percentage of sales have ranged between approximately 4.4% and 5.9%. Gross margins as a percentage of sales for nine months ended September 30, 2008 were 5.7%. AutoChinas gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. In recent years, AutoChinas gross margins have been improved by the increase in the average retail sales price (a function of a higher purchase price) and the tightened operating costs, mostly related to economy of scale and the tightened vehicle repair costs. Additionally, the newly commenced commercial vehicle financing business enjoys a gross margin of approximately 5.8%. AutoChina expects that the gross margin percentage will not change significantly in the near term.

Hiring, training and retaining qualified associates are critical to AutoChinas success. The rate at which AutoChina adds new stores and is able to implement operating initiatives is limited by the number of trained managers AutoChina has at its disposal. Excessive turnover, particularly at the store / center manager level, could impact the ability to add new stores and to meet operational initiatives. AutoChina has added resources to recruit, train and develop personnel, especially manager positions. AutoChina expects to continue to invest in the development of AutoChinas workforce in fiscal 2009 and beyond to meet the growth of the business network.

Nine months ended September 30, 2008 Compared to Nine months ended September 30, 2007

Revenues increased $121.1 million, or 57.8%, in the nine months ended September 30, 2008 as compared to the same period in 2007, principally as a result of (i) revenue growth from an additional five automotive dealership stores acquired during the period ($17.1 million), (ii) increased demand for automobiles ($71.4 million), and (iii) revenues from the newly commenced commercial vehicle financing business ($33.1 million).

Cost of sales increased 56.8% in the nine months ended September 30, 2008 as compared to the same period in 2007. Gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. Gross margins have been slightly improved in recent periods due to the increase in the average retail sales price of vehicles (a function of a higher purchase price) and to a lesser extent by reduced operating costs resulted from economies of scale and AutoChinas effort to reduce vehicle repair costs. Additionally, in nine months ended September 30, 2008, the newly commenced commercial vehicle financing business produced a gross margin of approximately 5.8%, which is higher than the average gross margin in dealership business. It resulted to lead the overall gross margin increased from 5.1% to 5.7% compared to the same period in 2007.

Selling and marketing expenses, as a percentage of sales, increased 0.3% to 1.4% in the nine months ended September 30, 2008 as compared to 1.1% in the same period in 2007. In dollar terms, the selling and marketing expenses are increased by $2.2 million. AutoChina experienced an increase in expenditures associated with the opening of new branch/stores for the commercial vehicle financing business. AutoChina has also incurred additional promotion costs in the automotive dealership business for attracting higher sales volumes.

General and administrative expense, as a percentage of sales, decreased 0.5% to 1.5% in the nine months ended September 30, 2008 from 2.0% in the same period in 2007. The percentage decrease was principally the result of higher sales levels as a large majority of AutoChinas general and administrative expenses are more fixed in nature. In dollar terms, overall expenses increased $0.7 million which consisted primarily of increased payroll costs. Payroll costs increased due to the increase number of office staff, which is mostly relates to the newly commenced commercial vehicle financing business.

Interest expense, as a percentage of sales, increased 0.1% to 0.7% in the nine months ended September 30, 2008 from 0.6% in the same period in 2007, although the absolute amount has been increased by $1.0 million (79.7%). The decrease was principally the result of lower average borrowing levels and lower average interest rates on the credit during the period.

Interest income, as a percentage of sales, increased 0.5% to 0.6% in the nine months ended September 30, 2008 from 0.1% in the same period in 2007. The increase was primarily due to the interest income derived from the commercial vehicle financing services commenced in April 2008.

The effective income tax rate in the nine months ended September 30, 2008 was 26.7%. This rate is higher than historical rate of 18.1% due to the distribution of profits among AutoChinas operating subsidiaries.

2007 Compared to 2006

Revenues increased $142.0 million, or 93.0%, in fiscal 2007 as compared to fiscal 2006, principally as a result of (i) revenue growth from four additional automotive dealership stores acquired during the fiscal 2007, (ii) increased demand automobiles, and (iii) revenues from stores set up in fiscal 2006 that operated a full 12 months in fiscal 2007.

Cost of sales was increased at 91.6% in fiscal 2007 as compared to fiscal 2006. AutoChinas gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. AutoChinas gross margins have been slightly improved by the increase in the average retail sales price (a function of a higher purchase price) and to a lesser extent by reduced operating costs, mostly related to reduced operating costs, resulting primarily from economies of scale and cost control initiatives. This resulted in gross margin increasing from 5.3% in fiscal 2006 to 5.9% in fiscal 2007.

Selling and marketing expenses, as a percentage of sales, decreased 0.1% to 1.1% in fiscal 2007 as compared to 1.2% in fiscal 2006. In dollar terms, the selling and marketing expenses are increased by $1.5 million. AutoChina experienced an increase in expenditures associated with additional promotion costs incurred.

General and administrative expense, as a percentage of sales, maintained at 2.0% in both of fiscal 2006 and 2007. In dollar terms, overall expenses increased $3.0 million, which consisted primarily of increased payroll and office costs. Payroll costs increased due to the increase number of staff and related costs, in relation to the increased number of dealership stores.

Interest expense, as a percentage of sales, increased 0.2% to 0.7% in fiscal 2007 from 0.5% in fiscal 2006. In dollar terms, it has been increased by $1.4 million (192.0%). The increase was principally the result of increased average borrowing levels and increased average interest rates on the credit during the period. Interest income, as a percentage of sales, maintained at 0.1% for both years.

The effective income tax rate in fiscal 2007 was 17.7%, while it was (1.0%) in fiscal 2006. This rate is higher than historical rates since most of the income generated in fiscal 2006 was non-taxable.

2006 Compared to 2005

Revenues increased $67.9 million, or 80.0%, in fiscal 2006 as compared to fiscal 2005, principally as a result of (i) revenue growth from ten additional automotive dealership stores acquired during the fiscal 2006, (ii) increased demand for automobiles, and (iii) revenues from stores set up in fiscal 2005 that operated a full 12 months in fiscal 2006.

Cost of sales was increased at 78.5% in fiscal 2006 as compared to fiscal 2005. AutoChinas gross margins are set based upon the cost of the vehicle purchased, with higher-priced vehicles typically having higher gross margin percentages. AutoChinas gross margins have been slightly improved by the increase in the average retail sales price (a function of a higher purchase price) and to a lesser extent by operating costs, mostly related to the tightened operating costs, resulted from economy of scale and the tightened vehicle repair costs. As a result, the gross margin increased from 4.5% in fiscal 2005 to 5.3% compared to fiscal 2006.

Selling and marketing expenses, as a percentage of sales, decreased 0.3% to 1.2% in fiscal 2006 as compared to 1.5% in fiscal 2005. In dollar terms, the selling and marketing expenses are increased by $0.5 million. AutoChina experienced an increase in lot level expenditures associated with the additional promotion costs incurred for the increased number of automotive dealership brand during the fiscal 2006.

General and administrative expense, as a percentage of sales, increased 0.6% to 2.0% in fiscal 2006 as compared to 1.4% in fiscal 2005. In dollar terms, overall expenses increased $1.8 million which consisted primarily of increased payroll and office costs. Payroll costs increased due to the increase number of office staff and related costs, in relation to the increased number of dealership stores.

Interest expense, as a percentage of sales, increased 0.3% to 0.5% in fiscal 2006 from 0.2% in fiscal 2005. In dollar terms, it has been increased by $0.5 million (247.6%). The increase was principally the result of increased average borrowing levels and increased average interest rates on the credit line during the period. Interest income, as a percentage of sales, maintained at 0.1% for both years.

The effective income tax rate in fiscal 2006 was (1.0%), while it was (4.6%) in fiscal 2005. This rate was negative since most of the income generated during fiscal 2005 was non-taxable.

Financial Condition

The following table sets forth the major balance sheet accounts of AutoChina at September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 (in thousands):
	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Asset:
Restricted cash	$39,988	17,273	24,734	25,885	8,486
Inventories	45,971	26,221	26,910	24,807	7,389
Notes receivable	27,915	-	-	-	-
Property, equipment and improvement, net	25,878	15,438	18,030	14,359	7,192
Liabilities:
Floor plan notes payable- manufacturer affiliated	$16,873	$8,671	$10,808	$7,238	$1,142
Trade notes payable	60,683	24,838	35,828	32,318	9,902

Restricted cash was increased in line with the trade notes payable, as AutoChina used financing for the purchase of vehicles. In September 30, 2008, the restricted cash increased by $22.7 million (131.5%) compared with September 30, 2007. On the other hand, the increment of the trade notes payables was slightly higher by increasing $35.8 million (144.3%).

Inventory balances were continuously increased throughout the period. In September 30, 2008, inventory increased to $46.0 million from $26.2 million in September 30, 2007 (75.3%), as compared with the growth of sales in 57.8%.  The growth was due to the increased number of dealership stores from 21 to 26.

Notes receivable began in April 2008 as a result of the commercial vehicle financing services under which AutoChina has entered into monthly installment arrangements with customers for 2 year-period.

Property, equipment and improvement, net increased significantly to $25.9 million in September 30, 2008, which was an increase of $7.8 million (43.5%) as compared with December 31, 2007 and $10.4 million (67.6%) as compared with in September 30, 2007.  The increased expenditures primarily relate to costs associated with expanding a number of existing dealership stores and the commercial vehicle financing centers.

Floor plan notes payable- manufacturer affiliated relates to the committed facility lines entered into with several financial institutions affiliated with automobile manufacturers to finance most of the new automobile inventories. It was increased to $16.9 million in September 30, 2008, (an increase of $6.1 million (56.1%) compared with December 31, 2007 and $8.2 million (94.6%) compared with September 30, 2007). It was increased to respond the increased level of automobile inventories

Trade notes payable were bank guarantee promissory notes which were secured by cash deposits with the banks (restricted cash) and certain automobile inventories. It was increased to $60.7 million in September 30, 2008, which was increased by $24.9 million (69.4%) compared with December 31, 2007 and $35.8 million (144.3%) compared with in September 30, 2007. It was increased to respond the increased level of automobile inventories and revenue growth

AutoChinas borrowings fluctuate primarily based upon a number of factors including (i) revenues, (ii) account and notes receivables changes, (iii) capital expenditures, and (iv) inventory changes. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, has funded the account and notes receivables growth, inventory growth and capital expenditures.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to AutoChinas statements of cash flows (in thousands):
	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Net cash provided by (used in) operating activities	$(4,714)	(22,062)	$(732)	$3,498	$(1,242)
Net cash used in investing activities	(21,376)	7,093	(3,315)	(16,425)	(15,024)
Net cash provided by financing activities	29,820	23,485	9,768	16,132	17,599
Effect of exchange rate change	$1,111	$306	$(350)	$(285)	$(60)
Net increase in cash and cash equivalents	$4,841	$8,822	$5,371	$2,920	$1,273

Operating Activities. AutoChina used $4.7 million in operating activities in the nine months ended September 30, 2008, $22.1 million in the nine months ended September 30, 2007, $0.7 million in fiscal 2007 and $1.2 million in fiscal 2005, while it generated $3.5 million in fiscal 2006. Since AutoChina continued to expand the size of its automotive dealership business since 2005 and the introduction of the newly commenced commercial vehicle financing business in 2008, the need of inventory growth and working capital needs increased throughout the period.

Investing Activities. Net cash used in investing activities was $21.4 million in the nine months ended September 30, 2008, $3.3 million in fiscal 2007, $16.4 million in fiscal 2006 and $15.0 million in fiscal 2005, while it generated $7.1 million in the nine months ended September 30, 2007.

In addition to purchase of property, equipment and improvement, capital expenditures for all periods included the cash paid for business acquisitions of the automotive dealership stores. Furthermore, the change in restricted cash, which was pledged to banks for borrowings, has also affected the net cash used in investing activities.

Financing Activities. Net cash provided by financing activities was $29.8 million in the nine months ended September 30, 2008, $23.4 million in the nine months ended September 30, 2007, $9.8 million in fiscal 2007, $16.1 million in fiscal 2006 and $17.6 million in fiscal 2005. In the nine months ended September 30, 2008, AutoChina increased total net borrowings by $16.0 million and increased the capital contribution of $16.2 million from its shareholder.  In the nine months ended September 30, 2007, AutoChina increased total net borrowings by $15.7 million and increased the capital contribution of $8.0 million from its shareholder. AutoChina increased total net borrowings by $0.6 million, $5.4 million and $10.2 million during the fiscal 2007, 2006 and 2005, respectively. In addition, it increased the capital contribution of $8.4 million, $10.0 million and $6.1 million from its shareholder, during the fiscal 2007, 2006 and 2005, respectively.

Historically, most or all of this cash is used to fund notes receivable, inventory growth and for capital expenditures. To the extent notes receivables and inventory growth and capital expenditures exceed income from operations, generally AutoChina increases the borrowings under facilities and from affiliates.

AutoChina leased most of the properties where the dealership stores and commercial vehicle financing centers are located. AutoChina expects to continue to lease the majority of the properties where AutoChinas stores or centers are located.

AutoChina expanded dealerships significantly in 2005 and 2006, the capital expenditures have continuously increased since 2005. As AutoChina restructured dealerships in 2007, the increment of the cash used for investing activities slowed. Since April 2008, a significant amount of capital ($1,929,000) has been used in connection with the commencement of AutoChinas commercial vehicle financing business and additional capital expenditures were required for existing dealerships.

At September 30, 2008, AutoChina had $17.7 million of cash on hand. On a short-term basis, AutoChinas principal sources of liquidity include income from operations and short-term borrowings from financial institutions including notes payables and trade notes payable. On a longer-term basis, AutoChina expects AutoChinas principal sources of liquidity to consist of income from operations, borrowings from financial institutions and/or fixed interest term loans. Further, while AutoChina has no specific plans to issue debt or equity securities, AutoChina believes, if necessary, it could raise additional capital through the issuance of such securities or shareholders loans.

AutoChina expects to use cash to (i) grow its notes receivables portfolio in line with its revenue growth, and (ii) purchase property, equipment and improvement in the next 12 months in connection with adding five new dealership stores and 47 commercial vehicle financing centers. AutoChina believes that it will have adequate liquidity to satisfy its capital needs for the foreseeable future.

AutoChinas borrowings primarily consisted of (i) Floor plan notes payable- manufacturer affiliated; and (ii) Trade notes payable.

Floor plan notes payable- manufacturer affiliated relates to the committed facility lines that entered with several financial institutions affiliated with automobile manufacturers to finance most of the new automobile inventories. It was increased to $16.9 million in September 30, 2008, (an increase of $6.1 million (56.1%) compared with December 31, 2007 and $8.2 million (94.6%) compared with September 30, 2007). It was increased in response to increased level of automobile inventories.

Trade notes payable were bank guarantee promissory notes which were secured by cash deposits with the banks (restricted cash) and certain automobile inventories. It was increased to $60.7 million on September 30, 2008, which was increased by $24.9 million (69.4%) compared with December 31, 2007 and $35.8 million (144.3%) compared with the level of cash deposits on September 30, 2007. It was increased in response to the increased level of automobile inventories and revenue growth

AutoChinas borrowings fluctuate primarily based upon a number of factors including (i) revenues, (ii) account and notes receivables changes, (iii) capital expenditures, and (iv) inventory changes. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have driven the growth in the account and notes receivables growth, inventory growth and capital expenditures.

Contractual Payment Obligations

The following is a summary of AutoChinas contractual obligations as of December 31, 2007, including renewal periods under operating leases that are reasonably assured (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Trade notes payable	35,828	35,828	-	-	-
Operating leases	26,294	1,260	4,162	2,814	18,058
Floor plan notes payable manufacturer affiliated	10,808	10,808	-	-	-
Floor plan notes payable non-manufacturer affiliated	685	685	-	-	-
Notes payable	6,725	6,725	-	-	-
Notes payable , related parties	12,538	12,538	-	-	-
Capital commitment	975	975	-	-	-

Total	93,853	68,819	4,162	2,814	18,058

The following is a summary of AutoChinas contractual obligations as of September 30, 2008, including renewal periods under operating leases that are reasonably assured (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Trade notes payable	60,683	60,683	-	-	-
Operating leases	28,777	1,695	3,225	3,127	20,700
Floor plan notes payable manufacturer affiliated	16,873	16,873	-	-	-
Notes payable	5,091	5,091	-	-	-
Capital commitment	1,120	1,120	-	-	-

Total	112,544	85,462	3,225	3,127	20,700

AutoChina leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

AutoChina has entered into operating leases for all of its dealership and commercial vehicle financing stores and office facilities. Generally, the leases for its commercial vehicle financing stores are for periods of one to three years. The leases for its dealership stores and office facilities are typically for periods over ten years. AutoChina uses leasing arrangements to maintain flexibility in its commercial vehicle financing store locations and to preserve capital. AutoChina expects to continue to lease the majority of its store and office facilities under arrangements substantially consistent with the past.

Rent expense for all operating leases amounted to $734,000, $813,000, $871,000, $563,000 and $277,000 for the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005, respectively.

Other than its operating leases, AutoChina is not a party to any off-balance sheet arrangement.

Critical Accounting Policies and Estimates

The discussion and analysis of AutoChinas financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires AutoChina to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, AutoChina evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others.  AutoChina bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  AutoChina believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements:  goodwill, intangible assets and long-lived assets, income taxes and accounts receivable.

Goodwill, Intangible Assets and Long-Lived Assets.  Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

SFAS No. 142 requires goodwill to be tested for impairment at least on an annual basis and more often under certain circumstances, and written down when impaired.  An interim impairment test is required if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

Impairment losses are limited to the carrying value of the goodwill, which represents the excess of the carrying amount of a reporting units goodwill over the implied fair value of that goodwill.  In determining the estimated future cash flows, AutoChina considers current and projected future levels of income based on managements plans for that business, as well as business trends, prospects and market and economic conditions.

AutoChina accounts for the impairment of long-lived assets, such as property and equipment and intangible assets, under the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Long-Lived Assets (SFAS No. 144).  SFAS No. 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a business.  Pursuant to SFAS No. 144, AutoChina periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable.  If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists.  In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value.  AutoChina reports an impairment cost as a charge to operations at the time it is recognized.

Income Taxes.  AutoChina accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109).  SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.  A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable.  Accounts receivable, which are unsecured, are stated at the amount AutoChina expects to collect.  AutoChina maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  AutoChina evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience.  Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors.  As of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005, a majority of the trade receivable balances were due from governmental agencies which AutoChina believed are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, the management determined no allowance for uncollectible amounts is required.  Concentrations of credit risk with respect to accounts receivables from the sale of automobiles are limited because a large number of diverse customers comprise AutoChinas customer base, thus spreading the trade credit risk.

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standard Board (FASB) issued SAFS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No.162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP. SFAS No.162 directs the GAAP hierarchy to the entity as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No.162 is effective 60 days following the SECs approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. AutoChina is currently evaluating the impact of adopting SFAS No. 162.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which requires additional disclosures related to derivatives instruments and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect a companys financial position, results of operations and cash flows. SFAS No. 161 is effective for fiscal years beginning on or after November 15, 2008, with earlier adoption allowed. AutoChina is currently evaluating the impact of adopting SFAS No. 161.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parents equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51s consolidation procedures for consistency with the requirements of SFAS No.141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. AutoChina is currently evaluating this new statement and anticipate that the Statement will not have a significant impact on the reporting of its results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No.141(R)), which replaces SFAS No. 141, Business Combinations. SFAS No.141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No.141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No.141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No.141(R) amends SFAS No.109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No.141(R) would also apply the provisions of SFAS No.141(R). Early adoption is not permitted. AutoChina is currently evaluating the impact of adopting FAS No. 141R.

Seasonality

AutoChinas second and third fiscal quarters (April through September) have historically been slower for dealership sales. Conversely, AutoChinas first and fourth fiscal quarters (January through March and October through December) have historically been the busiest times for car sales. Therefore, AutoChina generally realize a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. AutoChina expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first or fourth fiscal quarters, the adverse effect on AutoChinas revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting AutoChinas results.

INFORMATION ABOUT SPRING CREEK

Spring Creeks History and Business Plans

Spring Creek Acquisition Corp. is a limited life Cayman Islands exempted company incorporated on October 16, 2007, organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in the Peoples Republic of China, or PRC, as well as the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, which Spring Creek refers to as Greater China. Spring Creeks Amended and Restated Memorandum and Articles of Association provides that it may not consummate a business combination with a business that has its principal operations outside of Greater China. Spring Creeks efforts to identify a prospective target business have not been limited to a particular industry.

On February 27, 2008, Spring Creek completed a private placement of 1,430,000 warrants to James Cheng-Jee Sha, Spring Creeks Chief Executive Officer and Chairman, Diana Chia-Huei Liu, Spring Creeks President and Director, William Tsu-Cheng Yu, Spring Creeks Chief Financial Officer and Director, Jimmy (Jim) Yee-Ming Wu, Spring Creeks Chief Operating Officer and Director and Gary Han Ming Chang, Spring Creeks Special Advisor, who are collectively referred to as founding shareholders, and received net proceeds of $1,430,000.

The Initial Public Offering and Trust Account.  On March 4, 2008, Spring Creek consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of Spring Creeks initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from Spring Creek one ordinary share at an exercise price of $5.00. Spring Creeks ordinary shares and warrants started trading separately as of March 28, 2008.

The net proceeds from the sale of Spring Creeks warrants and units, after deducting certain offering expenses of approximately $3,458,000, including underwriting discounts of approximately $2,898,000, were approximately $39,372,000. Approximately $40,671,000 of the proceeds from the initial public offering and the private placement was placed in a trust account for Spring Creeks benefit. Except for up to $1,050,000 in interest that is earned on the funds contained in the trust account that may be released to Spring Creek to be used as working capital, Spring Creek is not able to access the amounts held in the trust until the earlier of the consummation of a business combination or liquidation of Spring Creek, although, as noted elsewhere in this proxy statement, claims might be made against Spring Creek as a result of extending the period in which it may complete a business combination in order to avoid liquidation (or in other circumstances not now anticipated by Spring Creek). At January 31, 2009, there was approximately $40,725,783 in the trust account.  If the acquisition is consummated, the trust account, reduced by amounts paid to shareholders of Spring Creek who do not approve the acquisition and elect to redeem their ordinary shares into their pro rata shares of net funds in it, will be released to Spring Creek.

The trust account contains $1,449,000 of the underwriters compensation which will be paid to them only in the event of a business combination. The amounts held outside of the trust account are available to be used by Spring Creek to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The net proceeds deposited into the trust fund remain on deposit in the trust account earning interest. In connection with the initial public offering and the private placement, Spring Creeks officers and directors placed all the shares owned by them before the private placement and the initial public offering into an escrow account. Except in certain circumstances, these shares will not be released from escrow until nine months after Spring Creeks consummation of a business combination with respect to 50% of the shares and one year after its consummation of a business combination with respect to the remaining 50% of the shares.

Fair Market Value of Target Business.  Pursuant to Spring Creeks Amended and Restated Memorandum and Articles of Association, the initial target business that Spring Creek acquires or merges with must have a fair market value equal to at least 80% of Spring Creeks net assets at the time of such acquisition, as determined by Spring Creeks Board of Directors based on standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. Spring Creek is not required to obtain an opinion from an investment banking firm as to fair market value if its Board of Directors independently determines that the target business has sufficient fair market value.

Shareholder Approval of Acquisition.  Under Spring Creeks Amended and Restated Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Spring Creek will not be authorized to complete the acquisition if holders of 2,070,000 or more shares of Spring Creek ordinary shares sold in its initial public offering (public shareholders owning 40% or more of the shares issued in the initial public offering) vote against the acquisition and demand that Spring Creek redeem their shares into pro rata portions of the trust account.  The holders of Spring Creek ordinary shares issued prior to its initial public offering have agreed to vote the 1,293,750 Spring Creek ordinary shares owned by them prior to Spring Creeks initial public offering in accordance with the majority of the votes cast by holders of shares sold in Spring Creeks initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Spring Creeks initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them). The 1,293,750 shares that Spring Creeks initial shareholders own represent 20% of Spring Creeks outstanding ordinary shares.  If holders of 2,070,000 of Spring Creeks ordinary shares purchased in Spring Creeks initial public offering (which number represents 40% or more of the shares of Spring Creek ordinary shares issued in Spring Creeks initial public offering) vote against the acquisition and exercise their right to redeem their shares for cash, the acquisition will not be consummated.

If the Acquisition is Not Consummated. If Spring Creek does not consummate the acquisition of AutoChina, it will continue to seek another target business until it is required to liquidate and dissolve pursuant to its Amended and Restated Memorandum and Articles of Association. As provided in its Amended and Restated Memorandum and Articles of Association, Spring Creek is required, by September 4, 2009, to consummate a business combination or enter into a letter of intent, agreement in principle or definitive agreement relating to a business combination, in which case Spring Creek would be allowed an additional twelve months to complete the transactions contemplated by such agreement. Under its Amended and Restated Memorandum and Articles of Association as currently in effect, if Spring Creek does not acquire at least majority control of a target business by September 4, 2010, Spring Creek will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets.

Redemption rights.  Each holder of public shares who votes against the acquisition has the right to have his or her public shares redeemed for cash, if the acquisition is approved and completed.

The actual per-share redemption price will be equal to the amount in the trust account, inclusive of any interest, as of two business days prior to the consummation of the acquisition, less taxes payable, $1,050,000 of interest earned on the trust account that may be released to Spring Creek to fund its working capital and repay management loans, divided by the number of shares issued in Spring Creeks initial public offering, which, as of the date of the consummation of the acquisition is expected to be approximately $7.86 per share.

An eligible shareholder may request redemption at the time the vote is taken with respect to the acquisition, but the request will not be granted unless the shareholder votes against the acquisition and the acquisition is approved and completed. Any request for redemption, if made by proxy prior to the date of the extraordinary general meeting, may be withdrawn at any time up to the date of the meeting. Funds to be distributed to shareholders who elect redemption will be distributed promptly after consummation of the acquisition. Any shareholder who redeems shares into a portion of the trust account still has the right to exercise any warrants to purchase Spring Creek ordinary shares that he or she owns. Spring Creek will not complete the acquisition if holders of 2,070,000 or more of shares of Spring Creeks ordinary shares purchased in Spring Creeks initial public offering (which number represents 40% or more of the shares of Spring Creek ordinary shares issued in Spring Creeks initial public offering) vote against the acquisition and exercise their redemption rights.

Competition.  If the acquisition is completed, Spring Creek will become subject to competition from competitors of AutoChina. For more information of the competition AutoChina faces, please see the section entitled, Information About AutoChinaCompetition elsewhere in this document.

Future Plans. Spring Creeks vision is to further AutoChinas leadership position of its commercial vehicle financing business. Management anticipates that AutoChina focus will be on the following sectors: increasing new commercial vehicle financing centers and dealership stores; expanding the business on geographic area; further access to the capital market

Spring Creek has a three-part strategy for fulfilling its vision:

Establish 47 and 50 new commercial vehicle financing centers in 2009 and 2010, respectively, and expanding the commercial vehicle financing network to over 1,000 financing centers throughout 26 provinces of China in 5 years time.

Building an additional 10 dealerships by the end of 2010 through acquisition and dynamic growth. The acquisition strategy will focus on what management believes to be an abundance of acquisition targets throughout the region that fall within its channel and market focus. No specific acquisitions are contemplated as of the date this proxy statement was mailed to shareholders.

Future listing on NASDAQ or NYSE.

Facilities. Spring Creek maintains executive offices at 10F, Room #1005, Fortune Intl Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, Peoples Republic Of China. The base rental cost for this space is approximately $7,500 per month. Spring Creek considers its current office space adequate for current operations.

Employees

Spring Creek has four officers. They are not obligated to contribute any specific number of hours per week on Spring Creeks affairs, and they devote only as much time as they deem necessary to Spring Creeks affairs. Spring Creek has no employees.

Periodic Reporting and Audited Financial Statements

Spring Creek has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Spring Creeks annual report contains financial statements audited and reported on by Spring Creeks prior independent registered public accounting firm.

Legal Proceedings

Spring Creek is not currently a party to any pending material legal proceedings.

SPRING CREEK MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Overview

Spring Creek is a limited life Cayman Islands exempted company incorporated on October 16, 2007, organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in the Peoples Republic of China, or PRC, as well as the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, or Greater China. Spring Creeks Amended and Restated Memorandum and Articles of Association provides that Spring Creek may not consummate a business combination with a business that has its principal operations outside of Greater China. Spring Creeks efforts to identify a prospective target business will not be limited to a particular industry.

Critical Accounting Policies

Deferred income taxes are provided for the differences between bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and diluted loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations for the Nine-Month Period ended September 30, 2008

Spring Creek reported net income of $248,718 for the nine-months ended September 30, 2008. Until Spring Creek enters into a business combination, Spring Creeks only significant income will be from interest generated in the trust account.

Overall, for the nine-month period ended September 30, 2008, not including fees and expenses incurred in connection with Spring Creeks initial public offering, Spring Creek incurred $166,939 of general and administrative expenses and $356 of formation costs. Spring Creeks trust account earned interest of $549,362 for the nine months ended September 30, 2008.

Results of Operations for the year ended December 31, 2007

Spring Creek had a net loss of $23,428 for the period ended December 31, 2007 as a result of formation and operating costs. Additionally, deferred offering costs of $199,957 were incurred in 2007. These costs consisted of professional fees of $189,437 and regulatory and filing fees of approximately $10,520. Spring Creek had no income in 2007. Until Spring Creek enters into a business combination, Spring Creek will not have revenues and will continue to incur losses due to managements expenses relating to locating a target business to acquire.

Liquidity and Capital Resources

On February 27, 2008, Spring Creek completed a private placement of 1,430,000 warrants to James Cheng-Jee Sha, Spring Creeks Chief Executive Officer and Chairman, Diana Chia-Huei Liu, Spring Creeks President and Director, William Tsu-Cheng Yu, Spring Creeks Chief Financial Officer and Director, Jimmy (Jim) Yee-Ming Wu, Spring Creeks Chief Operating Officer and Director and Gary Han Ming Chang, Spring Creeks Special Advisor, which Spring Creek collectively refers to as Spring reeks founding shareholders, and received net proceeds of $1,430,000. On March 4, 2008, Spring Creek consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of Spring Creeks initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the public offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from Spring Creek one ordinary share at an exercise price of $5.00. Spring Creeks ordinary shares and warrants started trading separately as of March 28, 2008.

The net proceeds from the sale of Spring Creeks warrants and units, after deducting certain offering expenses of approximately $3,458,000, including underwriting discounts of approximately $2,898,000, were approximately $39,372,000. Approximately $40,671,000 of the proceeds from the initial public offering and the private placement was placed in a trust account for Spring Creeks benefit. The trust account contains $1,449,000 of the underwriters compensation which will be paid to them only in the event of a business combination. Except for up to $1,050,000 in interest that is earned on the funds contained in the trust account that may be released to Spring Creek to be used as working capital, of which approximately $450,000 has been released as of December 31, 2008, Spring Creek will not otherwise be able to access the amounts held in the trust until Spring Creek consummates a business combination. The amounts held outside of the trust account are available to be used by Spring Creek to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From October 16, 2007 (the date of Spring Creeks inception) through December 31, 2007, Spring Creek had operating expenses of $23,428 and deferred offering costs of $199,957. From January 1, 2008 through March 4, 2008 (the date on which Spring Creek consummated its initial public offering), Spring Creek has operating expenses of $356 and offering costs of $196,659, exclusive of the $2,898,000 in underwriting discounts. The net proceeds deposited into the trust fund remain on deposit in the trust account earning interest. Other than $1,050,000 in interest which Spring Creek may use to fund working capital, the amounts held in the trust account may only be used by Spring Creek upon the consummation of a business combination. As of December 31, 2007, Spring Creek had no amount held in the trust account and as of September 30, 2008 there was approximately $40,855,000 held in the trust account, which includes deferred underwriting fees of 1,449,000. Additionally, as of September 30, 2008, Spring Creek had approximately $84,000 outside the trust account to fund Spring Creeks working capital requirements

Spring Creek will use substantially all of the net proceeds of the initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating a business combination. To the extent that Spring Creeks capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business.

Assuming the release of the full amount of the interest Spring Creek is entitled to receive from the trust account, Spring Creek believes that it will have sufficient available funds outside of the trust account to operate through September 4, 2010, assuming that a business combination is not consummated during that time. Spring Creek does not believe that it will need to raise additional funds in order to meet the expenditures required for operating Spring Creeks business. However, Spring Creek may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to Spring Creek. Spring Creek would only consummate such a financing simultaneously with the consummation of a business combination.

Commencing on February 27, 2008, Spring Creek began incurring a fee of $7,500 per month for office space. The office space is provided by LiveABC of Beijing, China, an affiliate of James Cheng-Jee Sha, Spring Creeks Chief Executive Officer and director. Mr. Sha has agreed that, until Spring Creek consummates a business combination, he will make such office space, as well as certain office and secretarial services, available to Spring Creek, as may be required by Spring Creek from time to time.

Off-Balance Sheet Arrangements

Spring Creek has never entered into any off-balance sheet financing arrangements and have never established any special purpose entities. Spring Creek has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

Spring Creek does not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities. However, as discussed above, Spring Creek has entered into a lease with the landlord of Spring Creeks office facilities at a monthly rental of approximately $7,500.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Business Combination had occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at September 30, 2008 for the pro forma balance sheet.  The unaudited pro forma condensed combined financial information presents two possible scenarios for the approval of the Business Combination by Spring Creeks stockholders, as follows:

o	Assuming No Redemption of Shares: This presentation assumes that no stockholders exercised their redemption rights; and

o
Assuming Maximum Redemption of Shares:  This presentation assumes that holders of 2,069,999 shares of Spring Creeks outstanding ordinary shares (one share less than 40%) exercise their redemption rights.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only.  The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Business Combination, are factually supportable, and are expected to have a continuing impact on the combined results.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the Business Combination been consummated as of September 30, 2008, or the unaudited pro forma condensed combined statements of operations as being indicative of the historical financial results of operations that would have been achieved had the Business Combination been consummated on the first day of each of the respective operating periods.  See Risk Factors Risk Factors Relating to the Business Combination in this proxy statement for further details.

We are providing the following information to aid you in your analysis of the financial aspects of the business combination.  We derived the historical financial information of AutoChina from the unaudited consolidated financial statements of AutoChina for the nine months ended September 30, 2008 and the notes thereto and the audited consolidated financial statements of AutoChina for the year ended December 31, 2007 and the notes thereto included elsewhere in this proxy statement.  We derived the historical financial information of Spring Creek from the unaudited financial statements of Spring Creek for the nine months ended September 30, 2008 and the notes thereto and the audited financial statements of Spring Creek for the year ended December 31, 2007 and the notes thereto included elsewhere in this proxy statement.  This information should be read together with Spring Creeks and AutoChinas audited and unaudited financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Spring Creek and AutoChina, and other financial information included elsewhere in this proxy statement.

Actual results could differ from the pro forma information presented and depend on several variables, including, pursuant to an earn-out provision in the share exchange agreement, the issuance to AutoChinas current shareholders of between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain Targeted EBITDA Growth (as defined in the share exchange agreement) in each of the five fiscal years ending December 31, 2009 through December 31, 2013.  Upon issuance, such shares will be recorded as an adjustment to the accounting acquirees basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

In order to ensure that the Business Combination is approved by the shareholders, Spring Creek, AutoChina and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of Spring Creek from shareholders who have indicated their intention to vote against the Business Combination and seek redemption of their shares for cash. Such transactions may be entered into prior to the meeting of shareholders to approve the Business Combination, but would not be completed until the Business Combination was consummated.  Such purchases could result in all or substantially all of Spring Creek’s trust fund being expended to pay for such stock repurchases post-transaction, which could result in AutoChina not receiving any working capital from the trust account to fund its post-transaction business operations.  Such purchases could also result in the issuance of additional ordinary shares or warrants of Spring Creek as an inducement for third parties to purchase such shares.  The lack of trust funds to fund AutoChina’s business operations could have a material adverse effect on its operations and business prospects.  No such transactions have occurred or been entered into as of the date of this proxy statement.  If any of the funds held in Spring Creek’s trust account are used to purchase ordinary shares of Spring Creek from holders who would have otherwise voted against the Business Combination, holders of Spring Creek’s public stock who purchased such shares in Spring Creek’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering.  In such event, Spring Creek would be required to reclassify those shares subject to rescission rights outside of stockholders’ equity.  Due to the uncertainty associated with the potential transactions described above, the financial information presented below does not give effect to such matters.

The Business Combination will be accounted for as a reverse acquisition since, immediately following completion of the transaction, the shareholders of AutoChina immediately prior to the Business Combination will have effective control of Spring Creek through (1) their approximately 57.1% shareholder interest in the combined entity, assuming no share redemptions (67.9% in the event of maximum share redemptions), (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both Spring Creek and AutoChina, and (3) being named to all of the senior executive positions.  For accounting purposes, AutoChina will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of AutoChina, i.e., a capital transaction involving the issuance of stock by Spring Creek for the stock of AutoChina.  Accordingly, the combined assets, liabilities and results of operations of AutoChina will become the historical financial statements of Spring Creek at the closing of the transaction, and Spring Creeks assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with AutoChina beginning on the acquisition date.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

SPRING CREEK ACQUISITION CORP. AND AUTOCHINA GROUP INC. AND RELATED ENTITIES
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended Ended December 31, 2007
(In thousands of U.S. Dollars, except share and per share amounts)

							Pro Forma			Pro Forma
		AutoChina					Combined			Combined
	Spring	Group, Inc.					Companies	Additional Pro Forma		Companies
	Creek	and	Pro Forma				(With No	Adjustments for Redemption of		(With Maximum
	Acquisition	Related	Adjustments and Eliminations				Stock	2,069,999 Shares of Common Stock		Stock
	Corp.	Entities	Debit		Credit		Redemption)	Debit	Credit	Redemption)

Net sales	$-	$294,665					$294,665			$294,665

Cost of sales	-	277,181					277,181			277,181

Gross profit	-	17,484					17,484			17,484

Operating expenses
Selling and marketing	-	3,304					3,304			3,304
General and administrative	23	6,042	1,452	(2)			7,727			7,727
			210	(3)
Other operating income, net	-	(355)					(355)			(355)
Total operating expenses	23	8,991					10,676			10,676

Income (loss) from operations	(23)	8,493					6,808			6,808

Other income (expense)
Interest income	-	288	-	(1)			288			288
Interest expense	-	(2,111)					(2,111)			(2,111)
Equity in earnings (loss) of unconsolidated subsidiaries	-	139					139			139
Minority interests	-	(1,260)					(1,260)			(1,260)

Income (loss) before income taxes	(23)	5,549					3,864			3,864

Income taxes	-	983			294	(4)	689			689

Income (loss) from continuing operations	(23)	4,566					3,175			3,175

Income from discontinued operations	-	209					209			209

Net income (loss)	$(23)	$4,775					$3,384			$3,384

Net income per common share -
Basic							$0.22			$0.27
Diluted							$0.20			$0.23

Weighted average number of common shares outstanding (Note B) -
Basic							15,075,000			12,681,551
Diluted							17,067,570			14,674,121

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)	To eliminate interest income earned on funds held in trust and related income tax expense, as Spring Creek expects to use all funds from the trust account for the transaction.
(2)	To provide for estimated incremental expenses of the parent public company based upon contracts, engagement letters, actual invoices and/or currently updated fee estimates as follows:
Public company legal fees	$250
Sarbanes-Oxley implementation, documentation and testing	200
Financial audit /review fees	220
Directors fees and expenses	250
Directors and officers liability insurance	100
Listing fees	27
Printing	30
Public and investor relations	150
Transfer agent fees	120
Travel	100
Other	5
Total estimated annual incremental public company expenses	$1,452
(3)	To provide for the estimated incremental cost of post-merger compensation agreements of $210 per annum.
(4)	To provide for the income tax benefit resulting from incremental post-merger compensation and public company costs, at the company's effective income tax rate for the period presented.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
(B)
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the business combination have been outstanding for the entire period.  If the maximum numbers of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro forma	Shares	Shares
	Balance Sheet	With No	With Maximum
	Entry	Stock	Stock
	No.	Redemption	Redemption
Actual number of common shares outstanding		6,468,750	6,468,750
Pro forma shares to be issued:
Surrender and cancellation of founders shares	(19)		(323,450)
Shares issued to selling shareholders in share exchange transaction	(5)	8,606,250	8,606,250
Shares redeemed by public shareholders	(16)	-	(2,069,999)
Pro forma weighted average number of common shares outstanding - Basic		15,075,000	12,681,551
Common stock equivalents:
Shares issuable from actual "in the money" warrants outstanding:
From Public Offering warrants		5,175,000	5,175,000
From Private Placement warrants		1,430,000	1,430,000
Less number of shares available "on the market" pursuant to the treasury stock method		(4,612,430)	(4,612,430)
Number of "new" shares to be issued pursuant to the treasury stock method		1,992,570	1,992,570
Pro forma weighted average number of common shares outstanding - Diluted		17,067,570	14,674,121
(C)	The current market prices of Spring Creek common stock and common stock purchase warrants utilized in above calculations were as follows as of January 25, 2009:
Market price per share of common stock (OTC SCRQF)	$6.95
Market price per common stock warrant (OTC CRWF)	$0.15

SPRING CREEK ACQUISITION CORP. AND AUTOCHINA GROUP INC. AND RELATED ENTITIES
Unaudited Pro Forma Condensed Combined Statement of Operations
Nine Months Ended September 30, 2008
(In thousands of U.S. Dollars, except share and per share amounts)

							Pro Forma			Pro Forma
		AutoChina					Combined			Combined
	Spring	Group, Inc.					Companies	Additional Pro Forma		Companies
	Creek	and	Pro Forma				(With No	Adjustments for Redemption of		(With Maximum
	Acquisition	Related	Adjustments and Eliminations				Stock	2,069,999 Shares of Common Stock		Stock
	Corp.	Entities	Debit		Credit		Redemption)	Debit	Credit	Redemption)

Net sales	$-	$330,805					$330,805			$330,805

Cost of sales	-	311,880					311,880			311,880

Gross profit	-	18,925					18,925			18,925

Operating expenses
Selling and marketing	-	4,541					4,541			4,541
General and administrative	167	4,808	1,089	(2)			6,222			6,222
			158	(3)
Other operating income, net	-	(467)					(467)			(467)
Total operating expenses	167	8,882					10,296			10,296

Income (loss) from operations	(167)	10,043					8,630			8,630

Other income (expense)
Interest income	549	1,851	549	(1)			1,851			1,851
Interest expense	-	(2,366)					(2,366)			(2,366)
Equity in earnings (loss) of unconsolidated subsidiaries	-	(50)					(50)			(50)
Minority interests	-	(930)					(930)			(930)

Income before income taxes	382	8,548					7,135			7,135

Income taxes	102	2,285			102	(1)	1,952			1,952
					333	(4)

Income from continuing operations	280	6,263					5,183			5,183

Income from discontinued operations	-	(153)					(153)			(153)

Income before allocation of trust account interest	280	6,110					5,030			5,030

Allocation of trust account interest relating to ordinary shares subject to possible redemption	(31)	-			31	(1)	-			-

Net income available to ordinary stockholders	$249	$6,110					$5,030			$5,030

Net income per common share -
Basic							$0.33			$0.40
Diluted							$0.29			$0.34

Weighted average number of common shares outstanding (Note B) -
Basic							15,075,000			12,681,551
Diluted							17,067,570			14,674,121

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)
To eliminate interest income earned on funds held in trust, the allocation of a portion of that interest to the ordinary shares subject to possible redemption, and the related income tax effect, as Spring Creek expects to use all funds from the trust account for the transaction.

(2)	To provide for estimated incremental expenses of the parent public company based upon contracts, engagement letters, actual invoices and/or currently updated fee estimates as follows:
Public company legal fees	$250
Sarbanes-Oxley implementation, documentation and testing	200
Financial audit /review fees	220
Directors fees and expenses	250
Directors and officers liability insurance	100
Listing fees	27
Printing	30
Public and investor relations	150
Transfer agent fees	120
Travel	100
Other	5
Total estimated annual incremental public company expenses	$1,452
Total estimated annual incremental public company expenses for the nine month period ended September 30, 2008.	$1,089
(3)	To provide for the estimated incremental cost of post-merger compensation agreements for the nine month period ended September 30, 2008, based upon $210 per annum.
(4)	To provide for the income tax benefit resulting from incremental post-merger compensation and public company costs, at the company's effective income tax rate for the period presented.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
(B)
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the business combination have been outstanding for the entire period.  If the maximum numbers of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro forma	Shares	Shares
	Balance Sheet	With No	With Maximum
	Entry	Stock	Stock
	No.	Redemption	Redemption
Actual number of common shares outstanding		6,468,750	6,468,750
Pro forma shares to be issued:
Surrender and cancellation of founders shares	(19)		(323,450)
Shares issued to selling shareholders in share exchange transaction	(5)	8,606,250	8,606,250
Shares redeemed by public shareholders	(16)	-	(2,069,999)
Pro forma weighted average number of common shares outstanding - Basic		15,075,000	12,681,551
Common stock equivalents:
Shares issuable from actual "in the money" warrants outstanding:
From Public Offering warrants		5,175,000	5,175,000
From Private Placement warrants		1,430,000	1,430,000
Less number of shares available "on the market" pursuant to the treasury stock method		(4,612,430)	(4,612,430)
Number of "new" shares to be issued pursuant to the treasury stock method		1,992,570	1,992,570
Pro forma weighted average number of common shares outstanding - Diluted		17,067,570	14,674,121
(C)	The current market prices of Spring Creek common stock and common stock purchase warrants utilized in above calculations were as follows as of January 25, 2009:
Market price per share of common stock (OTC SCRQF)	$6.95
Market price per common stock warrant (OTC CRWF)	$0.15

SPRING CREEK ACQUISITION CORP. AND AUTOCHINA GROUP INC. AND RELATED ENTITIES
Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2008
(In thousands of U.S. Dollars, except share and per share amounts)

							Pro Forma					Pro Forma
		AutoChina					Combined					Combined
	Spring	Group, Inc.					Companies	Additional Pro Forma				Companies
	Creek	and	Pro Forma				(With No	Adjustments for Redemption of				(With Maximum
	Acquisition	Related	Adjustments and Eliminations				Stock	2,069,999 Shares of Common Stock				Stock
	Corp.	Entities	Debit		Credit		Redemption)	Debit		Credit		Redemption)

Assets
Current assets:
Cash	$125	$17,661	40,871	(1)	1,449	(2)	$55,153	580	(10)	16,850	(9)	$38,852
										31	(11)

					2,055	(8)
Restricted cash	-	39,988					39,988					39,988
Funds held in trust	40,871	-			40,871	(1)	-					-
Accounts receivable	-	2,559					2,559					2,559
Inventories	-	45,971					45,971					45,971
Deposits for inventories	-	18,689					18,689					18,689
Prepaid expenses and other current assets	86	6,756					6,842					6,842
Due from affiliated companies	-	413					413					413
Current maturities of notes receivable	-	16,322					16,322					16,322
Deferred income taxes	-	943					943					943
Total current assets	41,082	149,302					186,880					170,579
Investment in unconsolidated subsidiaries	-	230					230					230
Property, equipment and improvement, net	-	25,878					25,878					25,878
Deferred acquisition costs	50	-	2,055	(6)	2,105	(7)	-					-
Notes receivable, net of current maturities	-	11,593					11,593					11,593
Goodwill	-	939					939					939
Total assets	$41,132	$187,942					$225,520					$209,219

Liabilities
Current liabilities:
Floor plan notes payable-manufacturer affiliated	$-	$16,873					$16,873					$16,873
Notes payable	-	5,091					5,091					5,091
Trade notes payable	-	60,683					60,683					60,683
Accounts payable and accrued liabilities	8	7,721					7,729					7,729
Accrued acquisition costs	-	-	2,055	(8)	2,055	(6)	-					-
Due to affiliated companies	-	21,049					21,049					21,049
Customer deposits	-	5,311					5,311					5,311
Income taxes payable	102	1,587					1,689					1,689
Deferred underwriting fees	1,449	-	1,449	(2)			-					-
Deferred interest on funds held in trust	31	-	31	(4)			-					-
Current portion of deferred income	-	2,774					2,774					2,774
Total current liabilities	1,590	121,089					121,199					121,199
Deferred income, net of current portion	-	959					959					959
Deferred income tax liabilities	-	689					689					689
Total liabilities	1,590	122,737					122,847					122,847

Ordinary shares, subject to possible redemption	16,270	-	16,270	(4)			-					-

Minority interests	-	6,587					6,587					6,587

Stockholders' equity
Preferred shares, $0.001 par value	-	-					-					-
Ordinary shares, $0.001 par value	7	-			9	(5)	16	2	(9)			13
								0	(12)
Additional paid-in capital	23,040	35,921	9	(5)	16,270	(4)	73,342	16,268	(9)	580	(10)	57,075
					225	(3)		580	(9)	0	(12)
			2,105	(7)

Statutory reserves	-	62					62					62
Retained earnings	225	16,537	225	(3)	31	(4)	16,568	31	(11)			16,537

Accumulated other comprehensive income	-	6,098					6,098					6,098
Total stockholders' equity	23,272	58,618					96,086					79,785
Total liabilities and stockholders' equity	$41,132	$187,942					$225,520					$209,219
Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(1)	To liquidate investments held in trust.
(2)	To pay deferred underwriters' compensation charged to capital at time of initial public offering but contingently payable until the consumation of a business combination of $1,449.
(3)	To eliminate historical retained earnings of accounting acquiree.
(4)	To eliminate ordinary shares subject to redemption and related deferred interest on the assumption that all shareholders approve of the proposed business combination.
(5)	To record issuance of Net Upfront Consideration Shares and Holdback Consideration Shares to the selling shareholders in the business combination, calculated as follows:.
Purchase Price	$68,850
Divided by Net Upfront Consideration Average Price	$8.00
Total Net Upfront Consideration Shares and Holdback Consideration Shares (See Notes B and C, below)	8,606,250

(6)
To accrue balance of estimated direct costs for the preparation and negotiation of the business combination based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Investment banking fees	$200
Financial advisor fees	60
Legal fees	925
Fairness opinion fees	75
Accounting fees	670
Registration and listing costs	75
Printing costs	50
Roadshow and travel	50
Total estmated costs	2,105
Less costs incurred to-date	(50)
Balance to accrue	$2,055
Total estimated costs do not include contingent underwriters fees of approximatety $1,449 that are payable upon consumation of the business combination as these costs were incurred in connection with Spring Creek's IPO and have already been provided for on Spring Creek's books.
(7)	To record charge-off of costs related to the business combination.
(8)	To record payment of costs related to the business combination.
(9)
To record redemption of 2,069,999 shares (one share less than 40%) of Spring Creek ordinary shares issued in Spring Creek's IPO, at September 30, 2008 redemption value of $7.88 per share, of which $0.28per share represents a portion of the underwriter's contingent fee which the underwriter's have agreed to forego for each share redeemed and which is included in amounts due to underwriter and has already been charged to additional paid-in capital, plus a portion of the interest earned on the trusts. The number of shares assumed redeemed, 2,069,999, is based on one share less than 40% of the initial public offering shares outstanding prior to the business combination and represents the maximum number of shares that may be redeemed without precluding the consummation of the business combination.

(10)	To reverse portion of deferred underwriters' fee forfeited to redeeming shareholders ($0.28 per share times 2,069,999 shares).
(11)	To record the payment to redeeming shareholders of interest earned on the trust account attributed to the redeeming shareholders.
(12)	To record forfeiture and cancellation of 323,450 shares held by Spring Creek's founding stockholders if more than 20% of the public stockholders exercise their redemption rights.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):
(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
(B)
Concurrent with the closing, 10% of the shares to be issued at that time (see adjustment (5) above), defined as Holdback Consideration Shares, shall be delivered into an escrow account and be subject to release to the selling shareholders in two equal installments upon the attainment of certain income thesholds in 2008 and 2009. See "Proposal to Acquire AutoChina Acquisition of AutoChina; Acquisition Consideration," elsewhere in this proxy statement/prospectus.

(C)
The selling shareholders will be eligible to earn additional shares, based upon the achievement of certain income targets for the years 2008 through 2013. See "Proposal to Acquire AutoChina Acquisition of AutoChina; Acquisition Consideration," elsewhere in this proxy statement/prospectus. Upon issuance, the shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse acquisition, and will be included  in the calculations of  earnings per share from such date.

CAPITALIZATION OF SPRING CREEK ACQUISITION CORP.

The following table sets forth the capitalization of Spring Creek Acquisition Corp. as of September 30, 2008:

on an actual basis;

on an as adjusted basis giving effect to the business combination.

      on an as further adjusted basis giving effect to the business combination and the redemption of 2,069,999 ordinary shares subject to possible redemption.

There have been no significant adjustments to Spring Creek's capitalization since September 30, 2008, as so adjusted. You should read this capitalization table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the financial statements and related notes, and the unaudited pro forma condensed combined financial statements and related notes, all appearing elsewhere in this joint merger proxy.

In order to ensure that the Business Combination is approved by the shareholders, Spring Creek, AutoChina and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of Spring Creek from shareholders who have indicated their intention to vote against the Business Combination and seek redemption of their shares for cash.  Such transactions may be entered into prior to the meeting of shareholders to approve the Business Combination, but would not be completed until the Business Combination was consummated.  Such purchases could result in all or substantially all of Spring Creek’s trust fund being expended to pay for such stock repurchases post-transaction, which could result in AutoChina not receiving any working capital from the trust account to fund its post-transaction business operations.  Such purchases could also result in the issuance of additional ordinary shares or warrants of Spring Creek as an inducement for third parties to purchase such shares.  The lack of trust funds to fund AutoChina’s business operations could have a material adverse effect on its operations and business prospects.  No such transactions have occurred or been entered into as of the date of this proxy statement.  If any of the funds held in Spring Creek’s trust account are used to purchase ordinary shares of Spring Creek from holders who would have otherwise voted against the Business Combination, holders of Spring Creek’s public stock who purchased such shares in Spring Creek’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering.  In such event, Spring Creek would be required to reclassify those shares subject to rescission rights outside of stockholders’ equity.  Due to the uncertainty associated with the potential transactions described above, the financial information presented below does not give effect to such matters.

	As of September 30, 2008
	(in thousands)
			As Further
	Actual	As Adjusted	Adjusted

Debt	$-	$-	$-

Common stock subject to possible redemption	16,270	-	-

Minority interests	-	6,587	6,587

Stockholders' equity:
Preferred shares, $0.001 par value; 1,000,000 shares authorized, none issued	-	-	-
Ordinary shares, $0.001 par value, authorized - 50,000,000 shares; issued and outstanding - 6,468,750 shares, inclusive of shares subject to possible redemption actual, 15,075,000 shares, as adjusted, and 12,681,551 shares, as further adjusted	7	16	13
Additional paid-in capital	23,040	73,342	57,075
Statutory reserves	-	62	62
Retained earnings	225	16,568	16,537
Accumulated other comprehensive income	-	6,098	6,098
Total stockholders' equity	23,272	96,086	79,785

Total capitalization	$39,542	$102,673	$86,372

SPRING CREEK ACQUISITION CORP. AND AUTOCHINA GROUP INC. AND RELATED ENTITIES

Unaudited Pro Forma Sensitivity Analysis

The following table sets forth certain pro forma financial information assuming consummation of the business combination, as of September 30, 2008, at redemption levels of no redemption, 10% redemption, 20% redemption, 30% redemption, and one share less than 40% redemption (the maximum redemption amount under which the business combination can be completed).

This unaudited pro forma sensitivity analysis should be read in conjunction with the unaudited proforma condensed combined balance sheet located elsewhere in this document.

In order to ensure that the Business Combination is approved by the shareholders, Spring Creek, AutoChina and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of Spring Creek from shareholders who have indicated their intention to vote against the Business Combination and seek redemption of their shares for cash.  Such transactions may be entered into prior to the meeting of shareholders to approve the Business Combination, but would not be completed until the Business Combination was consummated.  Such purchases could result in all or substantially all of Spring Creek’s trust fund being expended to pay for such stock repurchases post-transaction, which could result in AutoChina not receiving any working capital from the trust account to fund its post-transaction business operations.  Such purchases could also result in the issuance of additional ordinary shares or warrants of Spring Creek as an inducement for third parties to purchase such shares.  The lack of trust funds to fund AutoChina’s business operations could have a material adverse effect on its operations and business prospects.  No such transactions have occurred or been entered into as of the date of this proxy statement.  If any of the funds held in Spring Creek’s trust account are used to purchase ordinary shares of Spring Creek from holders who would have otherwise voted against the Business Combination, holders of Spring Creek’s public stock who purchased such shares in Spring Creek’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering.  In such event, Spring Creek would be required to reclassify those shares subject to rescission rights outside of stockholders’ equity.  Due to the uncertainty associated with the potential transactions described above, the financial information presented below does not give effect to such matters.

	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	Combined	Combined	Combined	Combined	Combined
	Companies	Companies	Companies	Companies	Companies
	(With no	(With 10%	(With 20%	(With 30%	(With Maximum
	Redemption)	Redemption)	Redemption)	Redemption)	Redemption)

Number of shares redeemed	-	517,500	1,035,000	1,552,500	2,069,999

Assets

Current assets:
Cash	$55,153	$51,078	$47,002	$42,927	$38,852

Other current assets	131,727	131,727	131,727	131,727	131,727
Total current assets	186,880	182,805	178,729	174,654	170,579

Noncurrent assets	38,640	38,640	38,640	38,640	38,640

Total assets	$225,520	$221,445	$217,369	$213,294	$209,219

Liabilities
Current liabilities	$121,199	$121,199	$121,199	$121,199	$121,199
Noncurrent liabilities	1,648	1,648	1,648	1,648	1,648
Total liabilities	122,847	122,847	122,847	122,847	122,847

Ordinary shares subject to possible redemption	-	-	-	-	-

Minority interests	6,587	6,587	6,587	6,587	6,587

Stockholders' equity	96,086	92,011	87,935	83,860	79,785

Total liabilities and stockholders' equity	$225,520	$221,445	$217,369	$213,294	$209,219

DIRECTORS AND MANAGEMENT

Directors, Management and Key Employees Following the Acquisition

Upon consummation of the acquisition, Spring Creek and AutoChina intend the Board of Directors, executive officers and key employees of Spring Creek to be as follows:

Name	Age	Position
Yong Hui Li	47	Chairman and Chief Executive Officer
Chen Lei	43	Senior Vice President
Johnson Lau	35	Chief Financial Officer
Wei Xing	48	Chief Operating Officer
Hui Kai Yan	44	Director and Secretary
James Cheng-Jee Sha	57	Director
Diana Chia-Huei Liu	43	Director
Thomas Luen-Hung Lau	55	Director

Yong Hui Li is the founder, Chairman and Chief Executive Officer of AutoChina and Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600.  From February 2001 to May 2006, Mr. Li helped oversee Kaiyuan Real Estate Development Co., Ltds development of the largest steel-framed construction in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet.  In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province.  He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics.

Chen Lei has served as a Senior Vice President in charge of the finance department and investor relations services for AutoChina since September 2008.  From January 1996 to September 2008, Mr. Lei served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li.  Mr. Lei received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Wei Xing has served as Chief Operating Officer of AutoChina since September 2008.  From January 1996 to September 2008, Mr. Xing served as Chief Operating Officer for Hebei Kaiyuan Real Estate Development Co., Ltd., a company affiliated with Yong Hui Li.  Mr. Xing received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

Johnson Shun-Pong Lau has served as the Chief Financial Officer of AutoChina Group, Inc. since October 2008.  From March 2006 to October 2008 he was the Chief Financial Officer of Haike Chemical Group Ltd., a petrochemical and specialty chemical company.  Mr. Lau served as the Chief Operating Officer of Kiwa Bio-Tech Products Group Corp., a company quoted on the OTC Bulletin Board (KWBT) which engaged in bio-technological products for agriculture products, from January 2005 to March 2006. Mr. Lau serves on the Board of Directors of Haike Chemical Group Ltd., which is a company public in the United Kingdom (AIM: HAIK). From May 1997 to August 2004, Mr. Lau worked for Deloitte Touche Tohmatsu in Hong Kong and Beijing. Mr. Lau received a Bachelor of Commerce degree from Monash University.

Hui Kai Yan has been Senior Vice-President of AutoChina and Kaiyuan Real Estate Development Corp. since August 1997.  He is responsible for Finance, Administration and Human Resources at each company.   Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province).  Mr. Yan is certified as a Senior Economist by Hebei provincial government.  He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science.

James Cheng-Jee Sha has served as Chairman of Spring Creeks Board of Directors and Chief Executive Officer since its inception. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since December 2002. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

Diana Chia-Huei Liu has served as Spring Creeks President since Spring Creeks inception. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full-service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since June 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is the spouse of Mr. William Yu, Spring Creeks Chief Financial Officer.

Thomas Luen-Hung Lau has been nominated to become a member of Spring Creeks Board of Directors.  He is the Managing Director of Lifestyle International Holdings Ltd., a Hong Kong-listed holding company (HK: 1212) involved in retailing, which acquired Hong Kongs SOGO department stores in 2004 and expanded the business into Shanghai, Dalian, Suzhou and other cities.  The principal activity of Lifestyle is the operation of lifestyle department stores and property holding. Lifestyle International has a market capitalization over HK$9.46 billion.  From 1985 to December 2006, Mr. Lau was the Chairman of Chinese Estates Holdings Limited (HK: 127), a real estate investment company with a market capitalization of over HK$19 billion, where he was responsible for, among other things, hotel and real estate investments in Hong Kong, Macau and major cities in the PRC, including Beijing and Shanghai, as well as overseeing Chinese Estates Holdings Limiteds acquisitions of Paul Y. Construction Company Limited, Chi Cheung Investment Company Limited (HK: 112)  and G-Prop (Holdings) Limited (HK: 286).  Up to 2001, Mr. Lau was the Chairman of Evergo Holdings Company Limited, a Hong Kong-listed company (HK: 631)) in the home appliance manufacturing business.  Mr. Lau was a founding member of Gemstar-TV Guide International, Inc., a U.S. media communications and home entertainment company, in 1989, which was listed on Nasdaq and acquired by Macrovision System Maintenance in 2007.  Mr. Lau obtained a BA from the University of Toronto and a MBA from the University of Windsor.

Upon consummation of the acquisition, none of the combined companys officers and directors will be related.

AutoChina management will remain in place following the transaction and continue to run day to day operations of the combined company.

Board Committees

Spring Creek does not have an audit committee, nominating committee or compensation committee and therefore the entire Board of Directors performs those functions for Spring Creek. The Board of Directors has not determined whether anyone on the Board of Directors is an audit committee financial expert, as such term is defined by SEC rules. Since the Board of Directors does not have a separately designated Audit Committee and Spring Creek will not have any operating activities until such time as Spring Creek enters into a business combination, Spring Creek has not made the determination of whether anyone is an audit committee financial expert.

Director Independence

Spring Creeks Board of Directors has not determined if any of its directors qualifies as independent, although Spring Creeks management believes that Messrs. Sha and Lau and Ms. Liu would qualify as independent directors under the rules of the Nasdaq Stock Market following the acquisition because they do not currently own a large percentage of AutoChina's capital stock, are not currently employed by AutoChina, have not been actively involved in the management of AutoChina and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Share Market Rules. Spring Creeks Board of Directors will make a determination about independence after the acquisition is consummated. Spring Creek does not have an audit committee, nominating committee or compensation committee and therefore the entire Board of Directors performs those functions for Spring Creek.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of Spring Creek, and no former officer of Spring Creek, during the last completed fiscal year, participated in deliberations of Spring Creeks Board of Directors concerning executive officer compensation.

Independent Auditor

Principal Accountant Fees and Services

During the fiscal year ended December 31, 2007, Spring Creeks principal independent registered public accounting firm was UHY LLP. The firm of UHY LLP acted as Spring Creeks principal independent registered public accounting firm from Spring Creeks inception through September 19, 2008.  On September 19, 2008, Spring Creek terminated UHY LLP and appointed Grobstein, Horwath & Co. as its principal independent registered public accounting firm.

Through and as of February 20, 2009, UHY LLP had a continuing relationship with UHY Advisors, Inc. from which it leased auditing staff who were full-time, permanent employees of UHY Advisors, Inc. and through which UHY LLPs partners provide non-audit services. UHY LLP has only a few full-time employees. Therefore, few, if any, of the audit services performed were provided by permanent, full-time employees of UHY LLP. UHY LLP manages and supervises the audit services and audit stall and is exclusively responsible for the opinion rendered in connection wit this examination.

On December 8, 2008, Crowe Horwath LLP acquired certain assets of Grobstein, Horwath & Co. and many of the partenrs of Grobstein, Horwath & Co. became partners of Crowe Horwath LLP.  On January 12, 2009, Spring Creek engaged Crowe Horwath LLP as its principal independent registered accounting firm and Crowe Horwath LLP will be conducting the audit of Spring Creeks fiscal year ended December 31, 2008.  Spring Creek did not incur any fees with Crowe Horwath LLP for the year ended December 31, 2008.

The services of Spring Creeks principal accountant were provided in the following categories and amount:

Audit Fees

The aggregate fees billed by UHY LLP for professional services rendered for the audit of Spring Creek's balance sheet at March 13, 2008 included in Spring Creeks Current Report on Form 8-K, for the audit of Spring Creeks annual financial statements for the fiscal year ended December 31, 2007 and for services performed in connection with Spring Creeks registration statement on Form S-1 initially filed in 2007, were $100,195.

The aggregate fees billed by UHY LLP for services rendered in connection with Spring Creeks quarterly reports for the first and second quarters of 2008 were $20,850.

The aggregate fees billed by Grobstein, Horwath & Co. for services rendered in connection with Spring Creeks quarterly report for the third quarter of 2008 were $12,000.  Spring Creek anticipates that Crowe Horwath LLP will charge approximately $35,000 in connection with its audit for the fiscal year ended December 31, 2008, which audit is in progress but not yet complete.

Audit Related Fees

Other than the fees described under the caption "Audit Fees" above, UHY LLP did not bill any fees for services rendered to us during fiscal year 2007 or 2008 for assurance and related services in connection with the audit or review of our financial statements.

Other than the fees described under the caption "Audit Fees" above, Grobstein, Horwath & Co. did not bill any fees for services rendered to us during fiscal year 2008 for assurance and related services in connection with the audit or review of our financial statements.

Tax Fees

The aggregate fees billed by UHY LLP for professional services rendered for tax compliance, tax advice and tax planning for Spring Creeks balance sheet at March 13, 2008 included in our Current Report on Form 8-K filled with the SEC on March 19, 2008, were $850.  No other fees were billed by UHY LLP for these services.

Grobstein, Horwath & Co. did not bill any fees for services rendered for tax compliance, tax advice and tax planning during fiscal year 2008.

All Other Fees

There were no fees billed by UHY LLP for other professional services rendered during the fiscal years ended December 31, 2007 or 2008.

There were no fees billed by Grobstein, Horwath & Co. for other professional services rendered during the fiscal year ended December 31, 2008.

Pre-Approval Of Services

Spring Creek does not have an Audit Committee. The Board of Directors does not have any pre-approval policies in place.

Code of Ethics

Spring Creek does not have a formal code of ethics. Upon consummation of a business combination, Spring Creek intends to adopt a code of ethics that applies to Spring Creeks principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Director Compensation

Spring Creek will compensate its Board of Directors based on policies put into place after the acquisition, but which are expected to include a per diem for each board meeting attended, an annual fee, reimbursement of expenses incurred in attending meetings and equity awards. The amounts of compensation, numbers of shares subject to awards and other terms of director compensation have not been finally determined.

Spring Creeks current directors do not currently receive any compensation for their services.

AutoChina Executive Compensation

The following table shows information concerning the annual compensation for services provided to AutoChina by its Chief Executive Officer, the Chief Financial Officer.  No person made more than $100,000 in 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer	2008	1	0	0	1
	2007	1	0	0	1
	2006	1	0	0	1
Johnson Lau, Chief Financial Officer (1)	2008	15,250	0	0	15,250
______________________
(1)  Mr. Lau joined AutoChina on October 16, 2008. Prior to that time, AutoChina did not have a Chief Financial Officer.

Employment Agreements

AutoChina does not currently have employment agreements with any of its officers and directors.

Post-Acquisition Employment Agreements

The following discussion summarizes the material terms of employment agreements to be entered into between AutoChina and its executive officers upon consummation of the acquisition:

The term of the employment agreements will be for 3 years from the date of the consummation of the acquisition, unless earlier terminated as described below;

Each executive will receive a base salary to be established by the Board of Directors, and it is currently anticipated that no executive officers will be entitled to a bonus, unless otherwise approved by the Board of Directors;

The employment agreements may be terminated by the company (i) upon termination of the executive for cause, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the company or his fiduciary duties to the company likely to cause material harm to the company and its affiliates, at the company's reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the company and its affiliates, (ii) due to the executives death, (iii) in the event the executive becomes eligible for the companys long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months base salary severance to the extent the executive is not otherwise employed during the severance period;

The employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months advanced notice, or (ii) for good reason upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the company.  Good reason is defined as: a material reduction in the executive's base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of the company if (i) such reduction is effected by the company without the consent of the executive and (ii) such event occurs within 3 months after a change in control.  If the agreement is terminated by the executive for good reason then 1 month base salary severance to the extent the executive is not otherwise employed during the severance period;

Each executive will be subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

Except for prior inventions (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive's employment with the company), all inventions and other intellectual property created by the executive during the term of employment are the property of the company, and the executive agrees to assist the company to secure such intellectual property rights; and

The employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Spring Creek Executive Officers and Shareholders.

No compensation of any kind, including finders and consulting fees, has been or will be paid to any Spring Creek shareholder who acquired ordinary shares prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, those Spring Creek shareholders have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on Spring Creeks behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, and there will be no review of the reasonableness of the expenses by anyone other than Spring Creeks directors, or a court of competent jurisdiction if such reimbursement is challenged.

Since Spring Creek does not currently have an operating business, its officers do not receive any compensation for their service to Spring Creek; and, since it has no other employees, Spring Creek does not have any compensation policies, procedures, objectives or programs in place. Spring Creek will adopt appropriate compensation policies, procedures, objectives or programs after a business combination with a target business is consummated and Spring Creeks management team has had the opportunity to fully understand the operations of the business. However, it is anticipated that, after closing, the compensation for senior executives of Spring Creek will be comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building Spring Creek into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of the company and its various key component entities, 6) the companys ability to pay and 7) other factors deemed to be relevant at the time.

Spring Creek and AutoChina senior management have discussed Spring Creeks above mentioned planned process for executive compensation after the acquisition is complete and the four compensation components. Specific compensation plans for AutoChinas key executives will be negotiated and established by the Compensation Committee after closing. This will include, but may not be limited to, the four AutoChina executives who currently have employment contracts (which will be modified, if necessary, to reflect any additions to or changes in compensation).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Spring Creek

In October 2007, Spring Creek issued 1,293,750 ordinary shares to the individuals set forth below for $25,000 in cash, at a purchase price of approximately $0.02 per share, as follows:

Shareholder	Number of Shares
James Cheng-Jee Sha	646,875
Diana Chia-Huei Liu	258,750
William Tsu-Cheng Yu	258,750
Jimmy (Jim) Yee-Ming Wu	90,563
Gary Han Ming Chang	38,812

Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy individuals. No underwriting discounts or commissions were paid with respect to such sales.

On October 24, 2007, James Sha, Diana Liu and William Wu loaned Spring Creek an aggregate of $100,000 to cover expenses related to Spring Creeks initial public offering. The loans were repaid without interest on March 4, 2007 from a portion of the proceeds of Spring Creeks initial public offering and the private placement of the insider warrants not placed in trust.

On February 27, 2008, the Spring Creek completed a private placement of 1,430,000 warrants to its founding shareholders and received net proceeds of $1,430,000. Spring Creek refers to the warrants sold in this private placement as the insider warrants. The insider warrants are identical to the warrants underlying the units sold in the initial public offering except that if Spring Creek calls the warrants for redemption, the insider warrants may be exercised on a cashless basis so long as such warrants are held by Spring Creeks founding shareholders or their affiliates. The securities were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act since they were sold to sophisticated, wealthy individuals. No underwriting discounts or commissions were paid with respect to such securities.

On February 27, 2008, Spring Creek sold options to purchase up to an aggregate of 450,000 units to the underwriter (and certain of its affiliates) in Spring Creeks initial public offering for an aggregate of $100. The exercise price per unit is $8.80, and each unit consists of one ordinary share and a warrant to purchase one ordinary share, exercisable at $5.00 per share. The securities were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act since they were sold to the underwriters in Spring Creeks initial public offering. No underwriting discounts or commissions were paid with respect to such securities.

Commencing on February 27, 2008 through the acquisition of a target business, Spring Creek will pay Live ABC Interactive Co., Ltd. Beijing, an affiliate of James Sha, a fee of $7,500 per month for providing Spring Creek with office space and certain office and secretarial services. However, this arrangement is solely for Spring Creeks benefit and is not intended to provide Spring Creeks officers and directors compensation in lieu of a salary.

Spring Creek will reimburse its founding shareholders, officers, directors, special advisors or their affiliates for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by Spring Creek, which will be reviewed only by its board or a court of competent jurisdiction if such reimbursement is challenged. To the extent that such expenses exceed the available proceeds not deposited in the trust account and interest income that is released to Spring Creek from the trust account, such out-of-pocket expenses would not be reimbursed by Spring Creek unless Spring Creek consummate a business combination. These expenses would be a liability of the post-combination business and would be treated in a manner similar to any other account payable of the combined company. Spring Creeks officers and directors may, as part of any such combination, negotiate the repayment of some or all of any such expenses.

Other than the $7,500 per-month administrative fee and reimbursable out-of-pocket expenses payable to Spring Creeks officers and directors, no compensation or fees of any kind, including finders fees, consulting fees or other similar compensation, will be paid to any of Spring Creeks founding shareholders, officers, directors or special advisors who owned Spring Creeks ordinary shares prior to this offering, or to any of their respective affiliates, prior to or with respect to a business combination (regardless of the type of transaction that it is).

AutoChina

During the period from January 1, 2005 to September 30, 2008, AutoChina has borrowed from several of its affiliates, Mr. Yong Hui Li, AutoChinas Chairman and CEO, and certain affiliates of Mr. Yong Hui Li including certain companies controlled by AutoChinas ultimate shareholder, Ms. Yan Wang.  Each of these loans is non-interest bearing and was entered into to satisfy the AutoChinas short term capital needs. In addition, the payable balances of each loan are unsecured and due on demand by the lender.  The outstanding amounts due to related parties as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 were as follows:

	Notes	September 30,		December 31,
$ in thousands		2008	2007	2007	2006	2005
		(Unaudited)	(Unaudited)
Due to affiliates:
Hebei Shengrong Auto parts Co., Ltd.	(2)	$-	$-	$1,895	$919	$-
Hebei Kaiyuan Real Estate Co., Ltd.	(1)	15,926	3,410	136	127	6,039
Shijiazhuang Yiyuan Auto Trading Co., Ltd.	(2)	-	-	41	-	-
Baoding Tianfu Auto Trading Co., Ltd.	(2)	-	-	3	-	-
Beijing Tonghe Shengyuan Trade Co., Ltd.	(1)	-	-	-	628	-
Hebei Junda Auto Trading Co., Ltd.	(1)	-	-	-	-	124
Hebei Kaiyuan Door & Windows Manufacture Co., Ltd.	(1)	-	1,419	-	-	-
Hebei Yitong Auto parts Co., Ltd.	(2)	-	1,901	-	-	-
Mr. Yong Hui Li	(3)	5,123	-	-	-	-

Total		$21,049	$8,048	$2,075	$1,674	$6,163

Notes:

(1)  Companies controlled by AutoChinas ultimate shareholder, Ms. Yan Wang.

(2)  Companies that were formerly owned by AutoChina.

(3)  AutoChinas chairman and Chief Executive Officer, and the ultimate shareholder of Hebei Kaiyuan Real Estate Co., Ltd.

As of February 15, 2009, there is approximately $5.1 million outstanding due to Mr. Yong Hui Li under these related party loans.

During the period from January 1, 2005 to September 30, 2008, AutoChina has paid certain operating expenses on behalf of various companies affiliated with Mr. Yong Hui Li, including certain companies controlled by AutoChinas ultimate shareholder. Ms. Yan Wang (Mr. Yong Hui Lis wife), and companies which are formally controlled by AutoChina. AutoChina has advanced these funds, to each of these companies on a non-interest bearing and unsecured basis, and such funds are due on demand by AutoChina. The outstanding amounts due from related parties as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 were as follows:

	Notes	September 30,		December 31,
$ in thousands		2008	2007	2007	2006	2005
		(Unaudited)	(Unaudited)

Due from affiliates:
Shijiazhuang Zhicheng Property Management Co., Ltd.	(1)	$-	$-	$2,634	$-	$-
Kinbow Capital & Holding Group Co., Ltd.	(1)	-	1,837	1,615	1,076	-
Beijing Qianbo Auto Trading Co., Ltd.	(1)	-	-	1,033	437	31
Beijing Tonghe Shengyuan Business & Trading Co., Ltd.	(1)	-	-	205	-	-
Hebei Kaiyuan Real Estate Co., Ltd.	(1)	121	2,918	-	2,164	434
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd.	(2)	-	-	-	1,836	-
Shijiazhuang Yiyuan Auto Trading Co., Ltd.	(2)	-	-	-	79	-
Baoding Tianfu Auto Trading Co., Ltd.	(2)	-	189	-	49	124
Cangzhou Hengyuan Auto Trading Co., Ltd.	(2)	292	-	-	-	-
Hebei Liantuo Auto Trade Co., Ltd.	(1)	-	-	-	-	473
Total		$413	$4,944	$5,487	$5,641	$1,062

Notes:

(1)  Companies controlled by AutoChinas ultimate shareholder, Ms. Yan Wang.

(2)  Companies that were formerly owned by AutoChina.

As of February 15, 2009, there is approximately $292,000 outstanding due from affiliates under these related party loans.  All of the outstanding balances on these loans are expected to be repaid upon the consummation of the acquisition.

During the period presented, AutoChina sold and purchased automobiles and spare parts to and from its affiliates. The details of the related party transactions were as follows:

	Notes		Nine months Ended September 30,		Years Ended December 31,
			2008	2007	2007	2006	2005
$ in thousands			(Unaudited)	(Unaudited)

Related Parties Transactions

Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd.	(a)	(1)	$-	$2,994	$8,649	$-	$-
Shijiazhuang Zhicheng Property Management Co., Ltd.	(a)	(1)	3,890	-	-	-	-
Shijiazhuang Zhicheng Property Management Co., Ltd.	(a)	(2)	3,915		2,529	-	-
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd.	(b)	(1)	6,765	-	-	-	-
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd.	(b)	(2)	-	2,042	2,058	10,577	-
Hebei Kaiyuan Real Estate Co., Ltd.	(a)	(1)	25,785	391	1,958	-	2,259
Hebei Kaiyuan Real Estate Co., Ltd.	(a)	(2)	117	2,999	-	3,853	-
Hebei Kaiyuan Real Estate Co., Ltd.	(a)	(5)	-	-	-	1,129	2,771
Kinbow Capital & Holding Group Co., Ltd.	(a)	(2)	372	704	973	1,054	-
Beijing Tonghe Shengyuan Business & Trading Co., Ltd.	(a)	(1)	-	-	-	615	-
Beijing Tonghe Shengyuan Business & Trading Co., Ltd.	(a)	(2)	-		460	-	-
Beijing Qianbo Auto Trading Co., Ltd.	(a)	(1)	143	-	-	-	-
Beijing Qianbo Auto Trading Co., Ltd.	(a)	(2)	2,993	391	394	571	-
Beijing Qianbo Auto Trading Co., Ltd.	(a)	(3)	80		183	35	-
Beijing Qianbo Auto Trading Co., Ltd.	(a)	(4)	270	-	-	232	-
Beijing Qianbo Auto Trading Co., Ltd.	(a)	(5)	-	-	-	176	256
Baoding Tianfu Auto Trading Co., Ltd.	(b)	(2)	-	133	-	100	-
Baoding Tianfu Auto Trading Co., Ltd.	(b)	(3)	-	90	84	58	-
Baoding Tianfu Auto Trading Co., Ltd.	(b)	(4)	-	41	48	9	42
Shijiazhuang Yiyuan Auto Trading Co., Ltd.	(b)	(1)	418		39	-	-
Shijiazhuang Yiyuan Auto Trading Co., Ltd.	(b)	(2)	-	1,187	-	125	-
Beijing Kinbow Sunshine Auto Trading Co., Ltd.	(a)	(4)	-	-	-	126	-

	Notes		Nine months Ended September 30,		Years Ended December 31,
			2008	2007	2007	2006	2005
$ in thousands			(Unaudited)	(Unaudited)

Related Parties Transactions

Hebei Xinchang Shengyuan Auto Sales Co., Ltd.	(b)	(1)	-	1,037	-	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd.	(b)	(2)	644	-	-	-	-
Hebei Xuwei Trading Co., Ltd.	(a)	(2)	2,463	-	-	-	-
Hebei Shengrong Auto parts Co., Ltd.	(b)	(2)	$12,302	$-	$-	$-	$-

Notes:

(a)  Companies controlled by AutoChinas ultimate shareholder, Ms. Yan Wang.

(b)  Companies that are formerly owned by AutoChina.

Nature of transaction:

(1) Loan to AutoChina during the period. The amounts were interest-free, unsecured and repayable on demand.

(2) Short-term advance from AutoChina. The amounts were interest-free, unsecured and payable on demand.

(3) Sale of automobiles to AutoChina during the period.

(4) Purchase of automobiles from AutoChina during the period.

(5) Sales of investments in subsidiary / affiliates during the period.

Mr. Li, AutoChina's Chairman and CEO, is the indirect beneficial owner of approximately 15.28% of Beiguo Commercial Building Limited.  Commencing in September 2008, Beiguo began to provide short term financing for AutoChina's commercial vehicle financing business.  AutoChina will only pay a 2% premium to Beiguo for this financing, in part, because the financing is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of AutoChina

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth, as of March 5, 2009, certain information regarding beneficial ownership of Spring Creeks ordinary shares by each person who is known by Spring Creek to beneficially own more than 5% of Spring Creeks ordinary shares. The table also identifies the stock ownership of each of Spring Creeks directors, each of Spring Creeks officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares

James Cheng-Jee Sha	646,875	10.0%

William Tsu-Cheng Yu	258,750	4.0%

Diana Chia-Huei Liu	258,750	4.0%

Jimmy (Jim) Yee-Ming Wu	90,563	1.4%

Private Equity Management Group LLC(2)	800,000	12.4%

Weiss Capital LLC(3)	766,350	11.9%

All directors and executive officers as a group (four individuals)	1,254,938	19.4%

(1)  Unless otherwise indicated, the business address of each of the individuals is 10F, Room#1005, Fortune Intl Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, Peoples Republic of China.

(2)  Based on a Schedule 13D filed by Private Equity Management Group LLC, a Nevada limited liability company whose principal business address is One Park Plaza, Suite 550, Irvine, CA 92614-2594. Private Equity Management Group LLC has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, an aggregate of 800,000 ordinary shares.

(3)  Based on a Schedule 13G filed by Weiss Capital LLC, a Delaware limited liability company SPAC GP LLC, a Delaware limited liability company and Andrew M. Weiss, Ph.D., a United States citizen.  Weiss Capital, SPAC GP, and Dr. Weiss have a business address of 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116, and each has shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of, an aggregate of 766,350 ordinary shares.

Security Ownership of the Combined Company after the Acquisition

The following table sets forth information with respect to the beneficial ownership of the combined companys ordinary shares immediately after the consummation of the acquisition by each person who is known by Spring Creek to beneficially own more than 5% of Spring Creeks ordinary shares of Spring Creeks ordinary shares, each officer, each director and all officers and directors as a group.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares

James Cheng-Jee Sha	646,875	4.3%

William Tsu-Cheng Yu	258,750	1.7%

Diana Chia-Huei Liu	258,750	1.7%

Jimmy (Jim) Yee-Ming Wu	90,563	0.6%

Honest Best Int'l Ltd.	8,606,250	57.1%

Private Equity Management Group LLC(2)	800,000	5.3%

Weiss Capital LLC(3)	766,350	5.1%

All directors and executive officers as a group (four individuals)	1,254,938	8.3%

(1)  Unless otherwise indicated, the business address of each of the individuals is 10F, Room#1005, Fortune Intl Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, Peoples Republic of China.

(2)  Based on a Schedule 13D filed by Private Equity Management Group LLC, a Nevada limited liability company whose principal business address is One Park Plaza, Suite 550, Irvine, CA 92614-2594. Private Equity Management Group LLC has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, an aggregate of 800,000 ordinary shares.

(3)  Based on a Schedule 13G filed by Weiss Capital LLC, a Delaware limited liability company SPAC GP LLC, a Delaware limited liability company and Andrew M. Weiss, Ph.D., a United States citizen.  Weiss Capital, SPAC GP, and Dr. Weiss have a business address of 29 Commonwealth Avenue, 10th Floor, Boston, Massachusetts 02116, and each has shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of, an aggregate of 766,350 ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE

Spring Creek currently has 6,468,750 ordinary shares outstanding. Of these shares, the 5,175,000 ordinary shares sold in Spring Creeks initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended except for any ordinary shares purchased by one of Spring Creeks affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended. After the acquisition, assuming (i) the issuance of approximately 8,606,250 ordinary shares to the shareholders of AutoChina in connection with the share exchange agreement and (ii) that none of Spring Creeks shareholders exercise their right to redeem their shares, there will be 15,075,000 shares of Spring Creeks ordinary shares outstanding, of which all but 1,293,750 shares held by Spring Creeks initial shareholders (which includes 1,254,938 shares owned by Spring Creeks current officers and directors and their affiliates) and 8,606,250 shares issued to the members of AutoChina under the share exchange agreement will be registered or freely tradable without securities law restrictions.  In addition, pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChinas current shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a certain minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013.  Spring Creek may file a registration statement relating to resales of these shares by the initial shareholders or the shares issued under share exchange agreement after completion of the acquisition.  Additionally, any of these shares held by affiliates, as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as restricted stock.

There are 5,175,000 outstanding warrants that were issued in Spring Creeks initial public offering, each for the purchase of one share. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. Spring Creek intends to use its best efforts to cause such a registration statement to be in effect at that time that the warrants become exercisable. In addition, in connection with Spring Creeks initial public offering, Spring Creek issued a unit purchase option to the representative of the underwriters which is exercisable for 450,000 units, consisting of one share and one warrant to purchase one share at $5.50 per share, at an exercise price of $8.80 per unit. The securities underlying the representatives unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

In addition, Spring Creeks founding shareholders own warrants to purchase 1,430,000 ordinary shares, which warrants and the underlying ordinary shares are also restricted securities under Rule 144. None of these restricted securities will be eligible for sale under Rule 144 prior to one year following the filing of certain information with the SEC (Form 10 information) after the consummation of Spring Creeks initial business combination. Furthermore, all of the 1,293,750 founders shares have been placed in escrow. These shares will not be released from escrow until nine months after Spring Creeks consummation of a business combination with respect to 50% of the initial shares and one year after Spring Creeks consummation of a business combination with respect to the remaining 50% of the initial shares. These shares may only be released earlier if, following the proposed acquisition, Spring Creek engaged in a subsequent transaction resulting in Spring Creeks shareholders having the right to exchange their shares for cash or other securities.

Therefore, there are an aggregate of 7,505,000 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase options.

Rule 144. Rule 144 is unavailable for the resale of restricted securities initially issued by a blank-check or shell company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

has ceased to qualify as a blank-check or shell company;

is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and

has filed certain information with the SEC (Form 10 information) reflecting that it is no longer a blank-check or shell company may, after one year has elapsed from the filing of the Form 10 information, within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

1% of the total number of ordinary shares then outstanding; or

the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about Spring Creek, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

SPRING CREEKS SECURITIES

General

Spring Creek is authorized to issue 50,000,000 ordinary shares, par value $.001, and 1,000,000 shares of preferred stock, par value $.001. As of the date of this proxy statement, 6,468,750 ordinary shares are outstanding, held by four holders of record. No shares of preferred stock are currently outstanding.

Ordinary shares

Spring Creeks shareholders of record are entitled to one vote for each ordinary share held on all matters to be voted on by shareholders. In connection with the vote required for any business combination, all of Spring Creeks founding shareholders, including all of Spring Creeks officers and directors, have agreed to vote their respective ordinary shares owned by them immediately prior to this offering in accordance with the majority of the ordinary shares voted by Spring Creeks public shareholders. This voting arrangement shall not apply to shares included in units purchased in Spring Creeks initial public offering or purchased following its initial public offering in the aftermarket by any of Spring Creeks founding shareholders, officers and directors. Additionally, Spring Creeks founding shareholders, officers and directors will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of its shareholders.

Under Spring Creeks Amended and Restated Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Spring Creek will not be authorized to complete the acquisition, if holders of 2,070,000 or more shares of Spring Creek ordinary shares sold in its initial public offering (public shareholders owning 40% or more of the shares in the initial public offering) vote against the acquisition and demand that Spring Creek redeem their shares into pro rata portions of the trust account.

Spring Creeks Board of Directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to Spring Creeks Amended and Restated Memorandum and Articles of Association, if Spring Creek does not consummate a business combination by September 4, 2010, it will trigger Spring Creeks automatic dissolution and it will wind up its affairs and liquidate. If Spring Creek is forced to liquidate prior to a business combination, its public shareholders are entitled to share ratably in the trust fund, including any interest, and any net assets remaining available for distribution to them after payment of liabilities. Spring Creeks founding shareholders have waived their rights to participate in any liquidation distribution with respect to their initial shares.

Spring Creeks shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to have their ordinary shares redeemed for cash equal to their pro rata share of the trust account if they vote against a business combination and the business combination is approved and completed. Public shareholders who redeem their ordinary shares for their share of the trust account still have the right to exercise the warrants that they received as part of the units.

Preferred Shares

Spring Creeks Amended and Restated Memorandum and Articles of Association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by its Board of Directors.  Accordingly, Spring Creeks Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. However, the underwriting agreement with EarlyBird Capital prohibits Spring Creek, prior to a business combination, from issuing preferred shares which participates in any manner in the proceeds of the trust account, or which votes as a class with the ordinary shares on a business combination. Spring Creek may issue some or all of the preferred shares to effect a business combination. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of Spring Creek. Although Spring Creek does not currently intend to issue any preferred shares, Spring Creek cannot assure you that it will not do so in the future.

As of the date of this document, there are no outstanding shares of preferred stock of any series.

Warrants

Spring Creek has 6,605,000 warrants currently outstanding, entitling the registered holder to purchase one share of ordinary shares at $5.00 per share. Spring Creek also has one unit purchase option outstanding, entitling the holder to purchase 450,000 units, consisting of one share of ordinary shares and one warrant to purchase one share of ordinary shares at $5.50 per share, at an exercise price of $8.80 per unit. The warrants are each subject to adjustment as discussed below, and are exercisable at any time commencing on the completion of the acquisition. The warrants will expire at 5:00 p.m., New York City time on February 27, 2013.

Spring Creek may call the warrants for redemption (including the insider warrants and any warrants issued upon exercise of the unit purchase option issued to EarlyBird Capital), with the prior consent of EarlyBird Capital, in whole and not in part,

at a price of $0.01 per warrant at any time while the warrants are exercisable (which will only occur if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is effective and current), upon not less than 30 days prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of the ordinary shares equals or exceeds $11.50 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The redemption criteria for Spring Creeks warrants had been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to Spring Creeks redemption call.

Since Spring Creek may redeem the warrants only with the prior consent of EarlyBird Capital and EarlyBird Capital may hold warrants subject to redemption, EarlyBird Capital may have a conflict of interest in determining whether or not to consent to such redemption. Spring Creek cannot assure you that EarlyBird Capital will consent to such redemption if it is not in its best interests even if it is in Spring Creeks best interests.

If Spring Creek calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise Spring Creeks warrants (not including the insider warrants) to do so on a cashless basis, though the public shareholders are not eligible to do so at their own option. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Spring Creeks ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value of an ordinary share by (y) the fair market value of an ordinary share. The fair market value is the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If Spring Creeks management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the fair market value in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Spring Creek believes that this feature is an attractive option to Spring Creek if Spring Creek does not need the cash from the exercise of the warrants after a business combination. Regardless of the election of Spring Creeks management, the purchasers of the insider warrants will be entitled to exercise any insider warrants for cash or on a cashless basis using the formula described above. The reason that Spring Creek has agreed that these warrants will be exercisable on a cashless basis so long as they are held by Spring Creeks officers, directors, special advisor or their affiliates is because it is not known at this time whether they will be affiliated with Spring Creek following a business combination. If they remain an insider, their ability to sell Spring Creeks securities in the open market will be significantly limited. Spring Creek expects to have policies in place that prohibit insiders from selling Spring Creeks securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Spring Creeks securities, an insider cannot trade in Spring Creeks securities if he is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, Spring Creek believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The warrants have been issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and Spring Creek.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Spring Creeks recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Spring Creek, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, Spring Creek has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, Spring Creek cannot assure you that Spring Creek will be able to do so, and if it does not maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and Spring Creek will not be required to net cash settle or cash settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. If the warrants expire worthless, this would mean that a person who paid $8.00 for a unit in Spring Creeks initial public and who did not sell the warrants included in the unit would have effectively paid $8.00 for one ordinary share. Because the warrants will not be exercisable without an effective registration statement covering the shares underlying the warrants, Spring Creek will not call the warrants for redemption unless there is an effective registration statement in place.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Spring Creek will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Purchase Option

Spring Creek sold to the underwriters of its initial public offering an option to purchase up to a total of 450,000 units at $8.80 per unit. The units issuable upon exercise of this option are identical to those offered in Spring Creeks initial public offering.

Unissued Shares of Capital Stock

Ordinary shares. After the acquisition, Spring Creek will have approximately 15,075,000 ordinary shares outstanding, assuming that no shareholders elect to exercise their redemption rights. The remaining authorized and unissued ordinary shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances Spring Creek could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

Preferred Stock. Spring Creeks Amended and Restated Memorandum and Articles of Association grants the Board of Directors the authority, without any further vote or action by shareholders, to issue preferred stock in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, redemption rights and liquidation preferences of the shares of the series. The existence of authorized but unissued preferred stock could reduce the companys attractiveness as a target for an unsolicited takeover bid, since the company could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the ordinary shares at a premium over the market price, and adversely affect the market price, and voting and other rights of holders of ordinary shares.

Limitation of Liability of Directors and Officers

Spring Creeks Amended and Restated Memorandum and Articles of Association provides that no director will be personally liable to Spring Creek or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent this limitation or exemption is not permitted by the Cayman Islands law. As currently enacted, the Cayman Islands law permits a corporation to provide in its Amended and Restated Memorandum and Articles of Association that a director will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the directors duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.

The principal effect of this provision is that a shareholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the shareholder can demonstrate that one of the exceptions listed above applies. This provision, however, will not eliminate or limit liability arising under federal securities laws. The combined companys charter will not eliminate its directors fiduciary duties. The inclusion of this provision in the charter may, however, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the combined company and its shareholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a directors breach of his or her fiduciary duties.

The Cayman Islands law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of an action brought by or in the right of the corporation (commonly known as derivative suits), except that indemnification in such a case may only extend to expenses, including attorneys fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The combined companys charter and, with regard to its officers, its bylaws provide that the combined company will indemnify its directors and officers to the fullest extent permitted by Delaware law. Under these provisions and subject to the Cayman Islands law, the combined company will be required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the directors or officers position with the combined company or another entity that the director or officer serves as a director, officer, employee or agent at the combined companys request, subject to various conditions, and to advance funds to the combined companys directors and officers before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in the best interest of the combined company. The bylaws also specifically authorize the combined company to maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the combined company, or is or was serving at the combined companys request as a director, officer, employee or agent of another entity, against certain liabilities.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the shares of Spring Creek ordinary shares, warrants and units is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, (212) 936-5100.

SHAREHOLDER PROPOSALS

If the acquisition is consummated, the Spring Creek 2009 annual meeting of shareholders will be held on or about August 30, 2009 unless the date is changed by the Board of Directors. If you are a shareholder and you want to include a proposal in the proxy statement for that annual meeting, you need to provide it to Spring Creek by no later than June 29, 2009. You should direct any proposals to Spring Creeks secretary at Spring Creeks principal office.

If the acquisition is not consummated and another business combination is not consummated before September 4, 2009, there will be no annual meeting in 2009.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the Securities and Exchange Commission, Spring Creek and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Spring Creeks annual report to shareholders and proxy statement. Upon written or oral request, Spring Creek will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Spring Creek deliver single copies of such documents in the future. Shareholders may notify Spring Creek of their requests by calling or writing Spring Creek at Spring Creeks principal executive offices at 10F, Room #1005, Fortune Intl Building, No. 17, North Daliushu Road, Haidian District, Beijing 100081, Peoples Republic Of China.

WHERE YOU CAN FIND MORE INFORMATION

Spring Creek files reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended.

You may read and copy reports, proxy statements and other information filed by Spring Creek with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004.

Spring Creek files its reports, proxy statements and other information electronically with the SEC. You may access information on Spring Creek at the SEC web site containing reports, proxy statements and other information at http://www.sec.gov.

This Proxy describes the material elements of relevant contracts, exhibits and other information described in this proxy statement. Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

All information contained or organized by reference in this proxy statement relating to Spring Creek has been supplied by Spring Creek, and all such information relating to AutoChina has been supplied by AutoChina. Information provided by either of Spring Creek or AutoChina does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement, or if you have questions about the acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

PAGE

FINANCIAL STATEMENTS OF AUTOCHINA	F-3

FINANCIAL STATEMENTS OF SPRING CREEK	F-42

1

PAGE

AUTOCHINA GROUP INC.

FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007 AND THE YEARS ENDED DECEMBER 31, 2007, DECEMBER 31, 2006 AND DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-4

CONSOLIDATED BALANCE SHEETS	F-5

CONSOLIDATED STATEMENTS OF OPERATIONS	F-7

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY AND COMPREHENSIVE INCOME	F-9

CONSOLIDATED STATEMENTS OF CASH FLOW	F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-13

SPRING CREEK ACQUISITION CORP.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006 AND NINE MONTHS ENDED SEPTEMBER 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-42

CONSOLIDATED BALANCE SHEETS	F-43

CONSOLIDATED STATEMENTS OF OPERATIONS	F-44

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY	F-45

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-47

AUTOCHINA GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

AutoChina Group Inc.

We have audited the accompanying consolidated balance sheets of AutoChina Group Inc. and subsidiaries (the Company) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, as promulgated by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company was not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companys internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoChina Group Inc. and subsidiaries as of December 31, 2007, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the years in the three year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

/s/ Grobstein, Horwath & Company LLP
Sherman Oaks, California
November 28, 2008

AUTOCHINA GROUP INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Asset:

Current assets:
Cash	$17,661	$16,271	$12,820	$7,449	$4,529
Restricted cash	39,988	17,273	24,734	25,885	8,486
Accounts receivable	2,559	2,265	2,104	1,869	498
Inventories	45,971	26,221	26,910	24,807	7,389
Deposits for inventories	18,689	14,589	21,524	12,507	7,589
Prepaid expenses and other current assets	6,756	16,386	9,396	8,086	2,301
Due from affiliates	413	4,944	5,487	5,641	1,062
Current maturities of notes receivable	16,322	-	-	-	-
Deferred income tax assets	943	288	340	212	82
Assets from discontinued operation	-	2,370	6,755	1,871	1,239

Total current assets	149,302	100,607	110,070	88,327	33,175

Investment in unconsolidated subsidiaries	230	912	770	872	2,593
Property, equipment and improvement, net	25,878	15,438	18,030	14,359	7,192
Notes receivable, net of current maturities	11,593	-	-	-	-
Goodwill	939	188	170	165	153

Total assets	$187,942	$117,145	$129,040	$103,723	$43,113

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands, except share data)

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Current liabilities:
Floor plan notes payable-manufacturer affiliated	$16,873	$8,671	$10,808	$7,238	$1,142
Floor plan notes payable non-manufacturer affiliated	-	1,029	685	640	-
Notes payable	5,091	8,753	6,725	4,620	3,056
Trade notes payable	60,683	24,838	35,828	32,318	9,902
Notes payable, related parties	-	15,011	12,538	14,942	2,659
Account payables and accrued liabilities	7,721	5,541	4,425	7,403	6,880
Due to affiliates	21,049	8,048	2,075	1,674	6,163
Customer deposits	5,311	3,705	5,527	5,349	1,330
Income tax payable	1,587	390	725	345	-
Liabilities from discontinued operation	-	1,313	5,281	671	-
Current portion of deferred income	2,774	-	-	-	-

Total current liabilities	121,089	77,299	84,617	75,200	31,132

Long term debt:
Deferred income, net of current portion	959	-	-	-	-
Deferred income tax liabilities	689	21	157	10	5

Total liabilities	122,737	77,320	84,774	75,210	31,137

Minority Interests	6,587	6,022	6,461	5,978	2,831

Shareholders equity:
Common stock - $0.001 per value, 50,000,000 shares authorized, 1,000 shares issued and outstanding	$-	$-	$-	$-	$-
Additional paid-in capital	35,921	24,195	24,479	16,097	6,095
Statutory reserves	62	5	62	5	-
Accumulated other comprehensive income	6,098	1,666	2,837	724	78
Retained earnings	16,537	7,937	10,427	5,709	2,972
Total shareholders equity	58,618	33,803	37,805	22,535	9,145

Total liabilities and shareholders equity	$187,942	$117,145	$129,040	$103,723	$43,113

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Net Sales:

New automobiles	$270,164	$193,351	$270,508	$145,960	$82,988
Heavy trucks	33,102	-	-	-	-
Parts and services	27,327	16,218	24,003	6,682	1,838
Insurance service, net	212	88	154	54	-

Total sales	330,805	209,657	294,665	152,696	84,826

Cost of sales:

New automobiles	261,108	188,901	258,610	139,437	79,468
Heavy trucks	31,188	-	-	-	-
Parts and services	19,584	9,959	18,571	5,209	1,567

Total cost of sales	311,880	198,860	277,181	144,646	81,035

Gross profit	18,925	10,797	17,484	8,050	3,791

Operating expenses:
Selling and marketing	4,541	2,344	3,304	1,841	1,285
General and administrative	4,808	4,112	6,042	3,042	1,200
Other income, net	(467)	(339)	(355)	(97)	(8)

Total operating expenses	8,882	6,117	8,991	4,786	2,477

Income from operations	10,043	4,680	8,493	3,264	1,314

Finance income (expenses) :
Floor plan interest expense	(630)	(296)	(601)	(255)	-
Other interest expense	(1,736)	(1,021)	(1,510)	(468)	(208)
Interest income	1,851	240	288	125	41

Total finance expenses, net	$(515)	$(1,077)	$(1,823)	$(598)	$(167)

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(In thousands, except share and per share data)

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Equity in earnings (loss) of unconsolidated subsidiaries:	$(50)	$6	$139	$417	$365
Minority interests	(930)	(660)	(1,260)	(283)	(158)

Income before income taxes	8,548	2,949	5,549	2,800	1,354

Income taxes provision (benefit)	2,285	534	983	(29)	(62)

Income from continuing operations	6,263	2,415	4,566	2,829	1,416
Income (loss) from discontinued operations, net of taxes	(153)	(189)	209	(87)	-

Net income	$6,110	$2,226	$4,775	$2,742	$1,416

Earnings (Loss) Per share basic and diluted
Continuing operations	$6,263	$2,415	$4,566	$2,829	$1,416
Discontinued operations	$(153)	$(189)	$209	$(87)	$-
Net income	$6,110	$2,226	$4,775	$2,742	$1,416

Weighted average number of common shares basic and diluted	1,000	1,000	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY AND
COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Common Stock		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Shareholders	Comprehen-
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	sive Income

Balance as of January 1, 2005	1,000	$-	$-	$-	$1,556	$-	$1,556	-
Capital contributions	-	-	6,095	-	-	-	6,095	-
Net income	-	-	-	-	1,416	-	1,416	$1,416
Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	-	-	78	78	78
Balance as of December 31, 2005	1,000	$-	$6,095	$-	$2,972	$78	$9,145	$1,494
Capital contributions	-	-	10,002	-	-	-	10,002	-
Net income	-	-	-	-	2,742	-	2,742	2,742
Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	-	-	646	646	646
Appropriations to statutory reserves	-	-	-	5	(5)	-	-	-
Balance as of December 31, 2006	1,000	$-	$16,097	$5	$5,709	$724	$22,535	$3,388
Capital contributions	-	-	8,382	-	-	-	8,382	-
Net income	-	-	-	-	4,775	-	4,775	4,775
Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	-	-	2,113	2,113	2,113
Appropriations to statutory reserves	-	-	-	57	(57)	-	-	-
Balance as of December 31, 2007	1,000	$-	$24,479	$62	$10,427	$2,837	$37,805	$6,888
Capital contributions	-	-	11,442	-	-	-	11,442	-
Net income	-	-	-	-	6,110	-	6,110	6,110
Other comprehensive income (loss):
Foreign currency translation adjustments	-	-	-	-	-	3,261	3,261	3,261
Balance as of September 30, 2008 (Unaudited)	1,000	$-	$35,921	$62	$16,537	$6,098	$58,618	$9,371

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF CASHFLOW

(In thousands)

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	$6,110	$2,226	$4,775	$2,742	$1,416

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,627	1,215	1,707	1,073	265
Deferred income taxes	(112)	(56)	(129)	(86)	(67)
Equity in earnings of unconsolidated subsidiaries	50	(6)	(139)	(417)	(365)
Minority interests	930	660	1,260	283	158

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(283)	(315)	(234)	(988)	(319)
Inventories	(14,443)	(421)	(2,103)	(10,576)	(3,165)
Deposits for inventories	6,467	(1,553)	(9,016)	5,260	(3,327)
Prepaid expense and other current assets	4,315	(7,872)	(1,310)	(4,610)	1,689
Notes receivables	(27,351)	-	-	-	-
Floor plan notes payable-manufacturer affiliated	2,213	1,122	3,569	2,388	(408)
Trade notes payable	21,985	(8,581)	3,510	12,083	6,677
Accounts payable and accrued liabilities	(9,650)	(6,892)	(2,977)	(4,484)	(3,814)
Customers deposits	(975)	(1,818)	179	654	1,061
Income tax payable	745	31	399	137	196
Deferred income	3,658	-	-	-	-
Net cash provided by (used in) discontinued operations	-	198	(223)	39	(1,239)

Net cash provided by (used in) operating activities	$(4,714)	(22,062)	$(732)	$3,498	$(1,242)

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF CASHFLOW (CONTINUED)

(In thousands)

	Nine months ended September 30,		Years Ended December31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Cash flow from investing activities:

Business acquisitions ,net of cash acquired	$(3,560)	$(561)	$(1,848)	$4,867	$(1,044)
Investment in unconsolidated subsidiaries	-	-	(205)	(487)	(260)
Purchase of property, equipment, and improvement	(8,871)	(2,835)	(3,766)	(3,470)	(5,234)
Proceeds from the sale of property, equipment and improvements	2,206	1,048	96	64	-
Cash received from sale of unconsolidated subsidiaries equity	-	-	924	-	-
Cash received from sales of discontinued subsidiaries equity, net of cash relinquished	2,160	-	332	-	-
Decrease (increase) in restricted cash	(13,311)	9,441	1,152	(17,399)	(8,486)

Net cash used in investing activities	(21,376)	7,093	(3,315)	(16,425)	(15,024)

Cash flow from financing activities:
Floor plan borrowings non-manufacturer affiliated, net	(716)	356	44	640	-
Proceeds from borrowings	25,267	12,068	2,937	1,563	8,641
Repayments of borrowings	(8,543)	(1,296)	-	(9,067)	(1,062)
Notes payable, related parties	-	4,545	(2,404)	12,283	2,659
Capital contributions	16,218	7,988	8,382	10,002	6,095
Others	(2,406)	(176)	809	711	1,266

Net cash provided by financing activities	29,820	23,485	9,768	16,132	17,599

Effect of exchange rate change	$1,111	$306	$(350)	$(285)	$(60)

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF CASHFLOW (CONTINUED)

(In thousands)

	Nine months ended September 30,		Years Ended December31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Net increase in cash and cash equivalents	$4,841	$8,822	$5,371	$2,920	$1,273

Cash and cash equivalents, beginning of period	12,820	7,449	7,449	4,529	3,256

Cash and cash equivalents, end of period	$17,661	$16,271	$12,820	$7,449	$4,529

Supplemental Disclosure of Cash Flow Information:

Interest paid	$1,684	$1,202	$1,890	$873	$208
Income taxes paid	$2,203	$534	$873	$37	$-

The accompanying notes are an integral part of these consolidated financial statements.

AUTOCHINA GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

(1) DESCRIPTION OF BUSINESS

AutoChina Group Inc. (AutoChina or the Company) which was formerly known as KYF Inc. is a holding company incorporated in the Cayman Islands on July 26, 2007. The Company and its subsidiaries and variable interest entities (VIE) (collectively referred to as the Group) are an integrated automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of 15 new automobile franchises in 26 auto dealerships, which are located primarily in Hebei Province of the People's Republic of China (the PRC or China). The Group offers an extensive range of automotive products and services, including new automobiles, auto maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, the Company commenced the heavy truck sales and financing services which provides full services to the customers to acquire heavy trucks by hire purchase in China. On August 8, 2008, the Company changed its name from KYF Inc. to AutoChina Group Inc.

The Companys business is mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the Auto Kaiyuan Companies) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Companys wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the Enterprise Agreements). Pursuant to the Enterprise Agreements, the Company has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities (VIE), and the Company is the primary beneficiary. The Companys relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which are the operating companies of the Company in the PRC.

As a result, the Auto Kaiyuan Companies are deemed to be subsidiaries of the Company under FASB Interpretation - FIN 46(R): Consolidation of Variable Interest Entities (as amended) (FIN 46 (R)). Details of the Enterprise Agreements are as follows:

Assignment of Voting Rights

The shareholder of the Auto Kaiyuan Companies irrevocably agreed to assign all of its voting rights to the Company for all business resolutions. As a result, the Company has direct control of the Board of Directors and has authority to appoint the majority of the Board of Directors which makes it the primary controlling shareholder of the Auto Kaiyuan Companies.

Management and Operating Agreement

The Company was engaged to exclusively manage and operate the sales and service of the 26 automotive dealerships held by the Auto Kaiyuan Companies, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the Auto Kaiyuan Companies agree that without the prior consent of the Company, the Auto Kaiyuan Companies will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement has a term of 10 years and will be extended for another 10 years automatically unless the Company files a written notice at least 3 months prior to the expiration of this agreement.

Equity Interest Transfer Agreement

The shareholder of the Auto Kaiyuan Companies agreed to transfer all of its assets to the Company and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Companys designated party to purchase, from such shareholder, at the Companys sole discretion, part or all of the shareholders equity interests in the Auto Kaiyuan Companies when and, to the extent that, applicable PRC Laws permit the Company to own part or all of such equity interests in the Auto Kaiyuan Companies. According to the Exclusive Equity Interest Transfer Agreement, the purchase price to be paid by the Company to the shareholder of the Auto Kaiyuan Companies will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the Auto Kaiyuan Companies and their shareholder agreed to pledge all of its equity interest and operating profits to guarantee the performance of the Auto Kaiyuan Companies in the obligation under the Equity Interest Transfer Agreement. In the event of the breach of any conditions of the Equity Interest Transfer Agreement, the Company is entitled to enforce its pledge rights over the equity interests of the Auto Kaiyuan Companies for any losses suffered from the breach.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounts of the Auto Kaiyuan Companies are consolidated in the accompanying financial statements pursuant to FIN 46(R). As a VIE, the Auto Kaiyuan Companies sales are included in the Company's total sales, its income from operations is consolidated with the Companys, the assets and liabilities of the Auto Kaiyuan Companies are consolidated with the Companys, and the Companys net income includes all of the Auto Kaiyuan Companies net income.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), and reflect the consolidated accounts of the Company and its wholly owned subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated. Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Companys equity in undistributed net income or proportionate share of net losses since acquisition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, and the purchase price allocation on acquisitions. Actual results could differ from these estimates.

Consolidation of Affiliate

Pursuant to FIN 46 (R), a VIE is required to be consolidated if a party with an ownership, contractual or other financial interest in the VIE, is obligated to absorb a majority of the risk of loss from the VIEs activities, is entitled to receive a majority of the VIEs residual returns (if no party absorbs a majority of the VIEs losses), or both. A variable interest holder that consolidates the VIEs is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIEs assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46(R) provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

A VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

The Company consolidated the Auto Kaiyuan Companies as the Auto Kaiyuan Companies were deemed the VIEs and it determined that it was the primary beneficiary of the Auto Kaiyuan Companies as a result of the execution of a series of enterprise agreements.

Currency Reporting

The Companys operations in China use the local currency - Renminbi (RMB) as its functional currency whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 and the consolidated statements of operations for the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006, and 2005 have been translated into U.S. dollars at the weighted average rates during the periods the transactions were recognized. The resulting translation gain adjustments are recorded as other comprehensive income in the consolidated statements of shareholders equity and comprehensive income and as a separate component of shareholders equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Companys PRC subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute to outside the PRC.

Cash and cash equivalents as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 include cash balances held by the Companys VIE of approximately $17,661, $16,271, $12,820, $7,449 and $4,529, respectively. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, t these cash balances can be utilized by the Group for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005, the Company was required to maintain a fixed deposit of $39,988, $17,273, $24,734, $25,885 and $8,486, respectively as a condition to borrow under bank loan agreements.

Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005, a majority of the trade receivable balances were due from governmental agencies which the Company believed are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, the management determined no allowance for uncollectible amounts is required.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sale of automobiles. Concentrations of credit risk with respect to accounts receivables are reduced because a large number of diverse customers make up the Companys customer base, thus spreading the trade credit risk.

Inventories

Inventories are stated at the lower of cost or market. We use the specific identification method to value automobile inventories and the first-in, first-out method (FIFO) to account for our parts inventories. A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated fair value.

Prepayments

Deposits for inventories are cash advances made to automobile manufacturers for down payments for automobile purchases.

Investment in unconsolidated subsidiaries

Investment in unconsolidated subsidiaries is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Groups share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Groups cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Groups share of changes in the unconsolidated subsidiaries capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

Property, Equipment and Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated service lives of property, equipment and improvements are as follows:

Useful life

Land use rights	50-70 years
Buildings and leasehold improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5-10 years
Company automobiles	3-5 years

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred. The Company determined that there was no impairment of property, equipment and improvements as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005.

Goodwill

Our principal intangible assets relate to goodwill which represents the excess of cost over the fair value of tangible and identified intangible assets acquired with business acquisitions.

The following is a summary of the changes in the carrying amount of goodwill during as of September 30, 2008, December 31, 2007, 2006 and 2005:

Balance - January 1, 2005	$-
Additions	153

Balance - January 1, 2006	153
Additions	7
Foreign currency translation	5

Balance - December 31, 2006	165
Dispositions	(7)
Foreign currency translation	12

Balance - December 31, 2007	170
Additions	758
Foreign currency translation	11

Balance - September 30, 2008 (Unaudited)	$939

In accordance with Statement on Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill should be tested for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. We completed impairment tests of goodwill as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005. The goodwill test includes determining the fair value of our single reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. The Company determined that there was no impairment of goodwill as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005.

Vendor Program

Incentive arrangements such as volume incentive rebates or other vendor programs are accounted for in accordance with the Emerging Issues Task Force (EITF) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor and EITF Issue No. 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers. Volume incentive rebates are consideration received from the automotive manufacturers when purchases or sell-through targets are attained or exceeded within a specific time period. The amount of rebates earned in any financial reporting period is recorded as an increase of deposits paid. This same amount is recorded as a reduction of inventory cost or a reduction of cost of sales for those items already sold. Volume rebates to date have been determined based on actual negotiated volume discounts. When there is uncertainty regarding the use of these rebates, the amounts are reserved accordingly. For the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006, and 2005, the incentive rebates totaled approximately $11,366, $5,589, $10,031, $5,429 and $2,446, respectively.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, accounts receivable, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 approximate their fair values because of the short maturity of these instruments or existence of variable interest rates, which approximate market rates.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For all periods presented, other comprehensive income consisted solely of foreign currency translation adjustments.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation against the Company.

Revenue Recognition

Revenues from sale of new automobiles and heavy trucks are recognized upon delivery, passage of title, and signing of the sales contract. Revenue from the sale of parts, service and collision repair is recognized upon delivery of parts to the customer or at the time automobile service or repair work is completed.

Revenue from financing service is recognized as interest income by using the interest method. Certain origination costs on receivables are deferred and amortized, using the interest method, over the term of the related receivable as a reduction in financing revenue. The interest on receivables is discontinued at the time a receivable is determined to be uncollectible.

The Company also receives commissions from insurance institutions for referral its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Value Added Taxes represent amounts collected on behalf of specific regulatory agencies that require remittance by a specified date. These amounts are collected at the time of sales and are detailed on invoices provided to customers. In compliance with the Emerging Issues Task Force consensus on EITF Issue No. 06-03, the Company accounts for value added taxes on a net basis.

Cost of Sales

 For new automobile sales and heavy trucks, cost of sales consists primarily of the Companys actual purchase price, less manufacturers incentives. For the sales of parts and accessories, cost of sales consists primarily of the actual purchase price. For service and body shop operations, technician labor cost is the primary component of cost of sales.

For financing services, costs of sales related are deferred and amortized on a straight-line basis over the term of the hire purchase.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses from continuing operations totaled approximately $1,703, $1,318, $2,090, $988 and $363 for the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005, respectively and are included in selling and marketing expense in the accompanying consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Companys total assets and results of operations have been considered to be comprised of two reportable segments: automotive retailing and heavy truck sales. All of the Companys sales are generated in the PRC and substantially all of the Companys assets are located in the PRC.

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standard Board (FASB) issued SAFS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No.162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with GAAP. SFAS No.162 directs the GAAP hierarchy to the entity as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No.162 is effective 60 days following the SECs approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. The Company is currently evaluating the impact of adopting SFAS No. 162.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which requires additional disclosures related to derivatives instruments and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect a companys financial position, results of operations and cash flows. SFAS No. 161 is effective for fiscal years beginning on or after November 15, 2008, with earlier adoption allowed. The Company is currently evaluating the impact of adopting SFAS No. 161.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parents equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51s consolidation procedures for consistency with the requirements of SFAS No.141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The Company is currently evaluating this new statement and anticipates that the Statement will not have a significant impact on the reporting of our results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No.141(R)), which replaces SFAS No. 141, Business Combinations. SFAS No.141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No.141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No.141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No.141(R) amends SFAS No.109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No.141(R) would also apply the provisions of SFAS No.141(R). Early adoption is not permitted.
.

(3)  INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Companys investments in the following entities are accounted for on the equity method:

	Percentage owned at
	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Hebei Liantuo Auto Trade Co., Ltd	<A>	<A>	<A>	<A>	40%
Cangzhou Yichang Auto Sales & Service Co., Ltd	<A>	<A>	<A>	<A>	40%
Hebei Junda Auto Sales & Service Co., Ltd	   	50%	50%	-	-
Tian Mei Insurance Agency Co., Ltd	<A>	49%	49%	-	-
Cangzhou Hengyuan Auto Sales & Service Co., Ltd	30%	30%	30%	-	-
Baoding Tianfu Auto Sales & Service Co., Ltd	<B>	35%	<B>	35%	35%
Shijiazhuang Yiyuan Sales & Service Co., Ltd	<B>	25%	<B>	25%	-
Baoding Tianhong Auto Sales & Service Co., Ltd	<B>	20%	<B>	20%	-

<A> During the periods presented, the Company acquired a majority equity interest in these entities and the incremental acquired ownership has been accounted for using the purchase method of accounting. A summary of acquisitions is listed in Note 4.

<B> The investments in the companies were disposed in November 2007 for an aggregate sales price of $887. Details in gain (loss) on disposition of investment are disclosed in Note 15.

    The investment in the company was disposed in June 2008 for a sales price of $430. Details in gain on disposition of investment are disclosed in Note 15.

All of these operations, except Tian Mei Insurance Agency Co., Ltd which is an insurance agency company, are engaged in the sale and servicing of automobiles. The Companys investment in unconsolidated subsidiaries accounted for under the equity method and cost method amounted to $230, $912, $770, $872 and $2,593 for the nine months ended September 30, 2008 and 2007, and the years ended December 31, 2007, 2006 and 2005, respectively.

The combined results of operations and financial position of the Companys equity basis investments are summarized as follows:

	Nine months ended September 30,		Year ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Revenues	$4,497	$20,033	$24,957	$98,166	$58,609
Gross margin	162	1,644	1,050	4,754	3,301
Net (loss) income	(105)	22	608	861	842

(Loss) equity in earnings of unconsolidated	$(50)	$6	$139	$417	$365

	Nine months ended September 30,		Year ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Current assets	$639	$8,473	$1,475	$9,453	$30,454
Noncurrent assets	448	1,565	469	1,511	2,679
Total assets	1,087	10,038	1,944	10,964	33,133
Current liabilities	356	7,228	371	8,285	26,479
Equity	731	2,811	1,573	2,679	6,654
Total liabilities and equity	$1,087	$10,039	$1,944	$10,964	$33,133

 (4)   BUSINESS ACQUISITIONS

The Company acquired various automotive retail franchises and related assets during the nine months ended September 30, 2008 and 2007, and the years ended December 31, 2007, 2006 and 2005. We paid in cash approximately $2,164, $712, $3,265, $3,018 and $2,002 in the respective periods for automotive retail acquisitions. The following is a summary of entities acquired and the respective equity interests acquired during the periods presented:

	Total % of Equity Interest	Nine months Ended September 30,				Years Ended December 31,						Total % of
	as of	2008		2007		2007		2006		2005		Equity
	Septem- ber 30, 2008	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	Interest Prior 2005

Entities
Baoding Tianhua Auto Trade Co., Ltd	100%	-	$-	-	$-	30%	$82	-	$-	-	$-	70%
Hebei Meifeng Auto Sales and Service Co., Ltd	100%	-	-	30%	80	30%	82	-	-	-	-	70%

Hebei Shenkang Auto Trade Co., Ltd	100%	-	-	25%	333	25%	342	-	-	20%	248	55%
Yuhua Fengtian Auto Sales and Service Co., Ltd	100%	-	-	10%	266	10%	274	-	-	-	-	90%
Hebei Shengmei Auto Trade Co., Ltd	96%	-	-	-	-	10%	68	86%	525	-	-	-
Hebei Shenwen Auto Trade Co., Ltd	95%	-	-	-	-	5%	68	-	-	30%	496	60%
Guangdehang Auto Trade Co., Ltd	88%	-	-	-	-	88%	1,205	-	-	-	-	-
Hebei Liantuo Auto Trade Co., Ltd	90%	10%	8	-	-	10%	685	30%	1,537	-	-	40%
Xinghua Fengtian Auto Trade Co., Ltd	<A>	-	-	-	-	-	-	-	-	63%	576	16%
Cangzhou Yicang Auto Sales and Service Co., Ltd	55%	-	-	-	-	-	-	15%	199	-	-	40%
Hebei Junda Auto Trade Co., Ltd	<B>	-	-	-	-	50%	411	-	-	-	-	-
Tian Mei Insurance Agency Co., Ltd	100%	51%	37	-	-	49%	34	-	-	-	-	-
Hebei Yitong Auto Trade Co., Ltd	60%	55%	1,937	-	-	-	-	5%	98	-	-	-
Hebei Shengjie Auto Trade Co., Ltd	   	-	-	1%	13	1%	14	19%	243	20%	248	60%

	Total % of Equity Interest	Nine months Ended September 30,				Years Ended December 31,						Total % of
	as of	2008		2007		2007		2006		2005		Equity
	Septem- ber 30, 2008	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	% of Equity Acquired	Acquisi- tion Price	Interest Prior 2005

Baoding Tianhong Auto Sales & Service Co., Ltd	   	-	-	-	-	-	-	20%	256	-	-	-
Shijiazhuang Yiyuan Sales & Service Co., Ltd	   	-	-	-	-	-	-	25%	160	-	-	-
Baoding Tianfu Sales & Service Co., Ltd	   	-	-	-	-	-	-	-	-	35%	434	-
Hebei Shengda Auto Trading Co., Ltd	80%	10%	146	-	-	-	-	-	-	-	-	70%
Total			$2,164		$692		$3,265		$3,018		$2,002

<A> 12% of equity interest was disposed in December 2007 for a total consideration of $140 (See Note 15)

<B> 50% of equity interest was disposed in June 2008 for a total consideration of $430 (See Note 15)

    All the acquired equity interest was disposed and the gain (loss) on disposal was recorded as other income (loss) in the consolidated statement of operations. (See Note 15)

 The acquisitions were accounted for using the purchase method of accounting in the periods when the Company acquires a majority of the voting rights (i.e. over 50% of equity interest) of the entities whereby the total purchase price, including transaction expenses, was allocated to tangible and intangible assets acquired based on estimated fair market values, with the remainder classified as goodwill. Net tangible assets were valued at their respective historical carrying amounts as these approximate fair values. Acquisitions of less than 50% and more than 20% equity interest were accounted for using the equity method (Note 3). Cost method is used for equity interest less than 20%

Purchase price allocations for business combinations accounted for under the purchase method of accounting for the periods ended were as follows:

	Nine months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Cash	$730	$-	$-	$8,113	$251
Accounts receivable less	24	-	-	383	8
Inventory, net	2,505	-	-	6,842	126
Prepayment	2,313	-	-	9,709	265
Prepaid expenses and current assets	403	-	-	1,175	46
Property, equipment and improvements, net	1,487	-	-	3,522	909
Goodwill	779	-	-	8	81
Other acquired intangibles	-	-	-	165	-
Other non-current assets	-	-	-	44	14
Total assets acquired	8,241	-	-	29,961	1,700

Trade Notes payable	-	-	-	10,332	-
Account payable and accrued liabilities	2,086	-	-	8,475	900
Notes payable	3,077	-	-	3,708	-

Net assets acquired	3,078	-	-	7,446	800
Less cash acquired	730	-	-	8,113	251

Assets acquired, net of cash	$2,348	$-	$-	$(667)	$549

The unaudited pro forma consolidated results of continuing operations assuming during the nine months ended September 30, 2008 and 2007, and the year ended December 31, 2007, 2006 and 2005 acquisitions had occurred at January 1, 2005, are as follows:

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Revenues	$335,674	$231,398	$324,468	$255,747	$167,296
Gross profit	18,640	11,880	19,653	14,408	8,199
Operating profit	9,003	3,600	7,271	4,848	2,592
Net income	$5,857	$2,493	$5,385	$4,528	$2,358

The unaudited pro forma information is presented for information purposes and may not necessarily reflect the future results of the Company or the results that would have occurred had the acquisitions occurred as of January 1, 2005.

(5)  DISCONTINUED OPERATIONS

On November 7, 2007, the Company sold its 100% equity interest of one of the automotive dealers, Hebei Shengjie Auto Trade Co., Ltd, to an unrelated individual for an aggregate sales price of approximately $1,314. On March 27, 2008, an 88% equity interest of Guangdehang Auto Trade Co., Ltd was sold to an unrelated entity for an aggregate sales price of approximately $1,260. Generally, the sale of a store is completed within 60 to 90 days after the date of a sales agreement. The operation of the disposed automotive dealers has been segregated and reported as discontinued operations for all the periods presented in the Companys consolidated statement of operation presented herein ..The results of discontinued operation are as follows:

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Revenues	$3,277	$3,721	$6,195	$3,877	$-

Income (loss) from discontinued operations (before income taxes)	(247)	(189)	(98)	(87)	-
Gain on disposal of discontinued operations	94	-	307	-	-

Income (loss) from Discontinued operations, net of tax	$(153)	$(189)	$209	$(87)	$-

The Companys assets and liabilities of these segments have been classified as from discontinued operations for the consolidated balance sheets presented herein.  The assets and liabilities from discontinued operations as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 were as follows:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Cash	$-	$503	$3,519	$254	$41
Account receivables	-	200	629	295	186
Inventory, net	-	195	923	294	4
Prepaid expenses and current assets	-	1,330	1,100	913	868
Property, equipment and improvements, net	-	142	584	115	140

Total assets	-	2,370	6,755	1,871	1,239
	-
Floor plan notes payable	-	699	4,141	55	-
Other current liabilities	-	614	1,140	616	-
Assets acquired, net of cash	$-	$1,313	$5,281	$671	$-

(6)  ACCOUNTS RECEIVABLE

A summary of accounts receivable is as follows:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Trade accounts receivable from sale of automobiles	$343	$1,859	$1,489	$1,113	$247
Contracts-in-transit	1,950	252	487	581	188
Warranty receivable	266	154	128	175	63

Total	$2,559	$2,265	$2,104	$1,869	$498

Contracts-in-transit represent receivables from unrelated finance companies for the portion of the automobiles purchase price financed by customers. These contracts-in-transit are normally collected within the first week following the sale of the related autos but not usually longer than 30 days.

The Company performs warranty service work for automobiles sold under a limited warranty provided by manufacturers. The cost of warranty work is reimbursed by the applicable manufacturer at retail consumer rates.

(7)   INVENTORIES

A summary of inventories is as follows:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

New automobiles	$40,339	$23,262	$23,359	$22,492	$6,553
Heavy trucks	731	-	-	-	-
Parts and accessories	4,453	2,812	3,440	2,243	808
Others	448	147	111	72	28

Total	$45,971	$26,221	$26,910	$24,807	$7,389

(8)  PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Short-term advances	$3,319	$13,755	$7,998	$6,229	$1,795
Temporary advance to staff	457	353	401	298	99
Bid bonds and deposit for new branches	54	503	273	307	89
Prepaid rent for land	386	85	249	303	108
Advance for construction-in-progress	19	303	232	103	161
Prepaid other taxes	1,736	1,006	158	798	7
Others	785	381	85	48	42

Total	$6,756	$16,386	$9,396	$8,086	$2,301

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

(9)  NOTES RECEIVABLE

Notes receivable consist of the following:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Current maturities of Notes receivable	$16,322	$-	$-	$-	$-
Notes receivable, net of current maturities	11,593	-	-	-	-

Total	$27,915	$-	$-	$-	$-

Notes receivable are arisen from the sales of heavy trucks, under which the Company has entered into monthly installment arrangements with the customers for 2 years. Such business segment commenced in April 2008 and therefore the respective balances in December 31, 2007, 2006 and 2005 and September 30, 2007 are nil.

(10)  PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET

A summary of property, equipment and improvements is as follows:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Land use right	$2,551	$393	$264	$247	$-
Buildings and leasehold improvements	12,101	8,811	10,057	8,654	4,912
Furniture and fixtures	1,699	1,288	1,371	1,021	581
Machinery and equipment	4,247	2,899	3,060	2,580	1,311
Company automobiles	7,003	4,116	5,345	3,482	601
Construction-in-progress	1,784	710	301	487	437
Others	711	377	38	34	1

Total	30,096	18,594	20,436	16,505	7,843
Less-Accumulated depreciation	4,218	3,156	2,406	2,146	651
Property, equipment and improvements, net	$25,878	$15,438	$18,030	$14,359	$7,192

Depreciation and amortization expense for property, equipment, and improvements amounted to approximately $1,627, $1,215, $1,707 and $1,073 and $265 for the nine months September 30, 2008 and 2007 and for the years ended December 31, 2007, 2006 and 2005, respectively. Construction-in-progress assets represented the cost of construction work of the automotive dealerships, which was not yet completed as of the last day of each reporting period. No depreciation expense was recorded for the construction-in-progress until the assets are placed in service.

(11)  ACCOUNTS PAYABLES AND ACCRUED LIABILITES

Accounts payables and accrued liabilities consist of the following:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Accounts payables	$3,133	$759	$1,324	$951	$756
Short-term advances	316	2,327	935	3,601	3,826
Staff safe custody deposits	1,169	643	831	582	275
Amounts due to construction-in-progress contractors	182	537	327	1,057	1,108
Accrued expenses	917	622	138	41	129
Salary payable	165	139	123	76	31
Dividend payable	292	43	44	80	-
Other tax payable	379	136	-	-	-
Other current liabilities	1,168	335	703	1,015	755

Total	$7,721	$5,541	$4,425	$7,403	$6,880

Dividend payable represented the amount due to the minority shareholders of the Companys VIEs, which is non-interest bearing, unsecured and will be paid in 2009. Other current liabilities mainly include payables to office equipment suppliers and other taxes payables.

(12)  FLOOR PLAN NOTES PAYABLE

The Company entered into committed facility lines with several financial institutions affiliated with automobile manufacturers to finance substantially all the new automobile inventories. As of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005, the committed facility lines provided for a maximum borrowing capacity of up to approximately $24,638, $22,519, $18,769, $11,398 and $3,067, respectively, for purchases of new automobiles from the automobile manufacturers. These committed facility lines usually have a term of one year with options of extension.

The Company also had financing under floor plan arrangements for a term in a range of 180 days to one year with various lenders not affiliated with manufacturers.

Both of the committed facility lines and floor plan arrangements are collateralized by the inventory purchased and/or guaranteed by certain assets owned by affiliates and required to be repaid upon the sale of the automobiles that have been financed when the sale proceeds are collected by the Company. Interest rates under the committed facility lines and the floor plan arrangements are charged at the banks prime rate and payable on a monthly basis. The floor plan borrowings bear interest at rate in the range of 8.25%-10.91% for the nine months ended September 30, 2008. However some of the floor plan notes payable-manufacturer affiliated were interest free in the event the note is repaid in 60-90 days.

The Company considered committed facility lines to a party that is affiliated with auto manufacturers from which the Company purchased new automobile inventory to be Floor plan notes payable-manufacturer affiliated and all other floor plan notes payable to be Floor plan notes payable-non-manufacturer affiliated.

(13)  NOTES PAYABLE

Notes payable represented loans borrowed from financial institutions that were used for working capital and capital expenditures purposes. The notes bear interest at a rate in the range of 9.34%-9.71% for the nine months ended September 30, 2008 and have a term within one year.

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Note Payable-Bank	$3,922	$5,753	$5,407	$3,125	$578
Note Payable-manufacturer affiliated	1,169	2,999	1,318	1,495	2,478

Total	$5,091	$8,753	$6,725	$4,620	$3,056

(14)  NOTES PAYABLE, RELATED PARTIES

Historically, the Company has obtained funding from the Companys executive management and employees to finance the existing operations, including acquisition of new automobiles. The note agreements have a term of one year and bear an interest rate in a range of 5%-6%. Since 2007, the Company has been gradually repaying the outstanding balances and did not execute any new note agreements with its employees in 2008.

(15)  TRADE NOTES PAYABLE

Trade notes payable are presented to some of the Companys automotive manufacturers as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within six months. The outstanding bank guarantee promissory notes are secured by certain cash deposits with the banks, and automobile inventories.

(16)  DEFERRED INCOME

Deferred income consists of the following:

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Current portion of deferred income	$2,774	$-	$-	$-	$-
Deferred income, net of current portion	959	-	-	-	-

Total	$3,773	$-	$-	$-	$-

Deferred income is arisen from the advanced income received from the customers for the financing services. The service term is normally at 2 years. The financing services commenced in April 2008 and therefore the respective balances in December 31, 2007, 2006 and 2005 and September 30, 2007 are nil.

(17)  SALE OF INVESTMENT IN AUTOMOTIVE DEALERS

During the period presented, the Company sold investment in certain non-consolidated subsidiaries. The results of operations of the non-consolidated subsidiaries have been included in the consolidated financial statements through the date of disposal. The following table summarizes the investment in the non-consolidated subsidiaries as of the date of sale and the gain on disposal:

	Hebei Junda Auto Trading Co., Ltd	Xinghua Fengtian Auto Trading Co., Ltd	Baoding Tianfu Auto Sales & Service Co., Ltd	Baoding Tianhong Auto Sales & Service Co., Ltd	Shijia- zhuang Yiyuan Sales & Service Co., Ltd
Disposal Date	June 2008	Dec. 2007	Nov. 2007	Nov. 2007	Nov. 2007

Current assets	$1,613	$4,636	$3,237	$5,138	$2,403
Property, equipment and improvement, net	671	1,104	764	631	196
Total assets	2,284	5,740	4,001	5,769	2,599

Total liabilities	1,518	4,030	2,580	4,310	2,023

Net assets	766	1,710	1,421	1,459	576

% of equity interest disposed	50%	12%	35%	20%	25%
Investment in entities	378	230	470	304	143
Consideration	430	140	460	263	164

Gain (loss) on sales (included in other income)	$52	$(90)	$(10)	$(41)	$21

(18)  INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong

The Companys subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006, and 2005. Therefore, no Hong Kong profit tax has been provided for in the years presented.

China

The regular federal income tax in China is 33%. Certain of the Companys dealership subsidiaries were granted tax incentives in connection with the compliance with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby the qualified subsidiaries were exempted from paying any income taxes for a period of two to three years or enjoyed a 50% discounted income tax rate. Effective January 1, 2008, the National Peoples Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies is subject to enterprise income tax at a uniform rate of 25%.

Income tax provision in consolidated statements is as follows:

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Current	$2,357	$599	$1,112	$57	$5
Deferred	(72)	(65)	(129)	(86)	(67)

Total	$2,285	$534	$983	$(29)	$(62)

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)	(Unaudited)

Deferred income tax assets:
Current:
Accrued liabilities	$8	$5	$57	$28	$22
Depreciation	103	3	65	11	5
Deferred expenses	180	50	-	-	-
Loss carry forward	544	138	120	129	54
Appraisal of assets acquired	108	92	98	44	1

Total deferred income tax assets	943	288	340	212	82

Deferred income tax liabilities:
Non-current
Deferred income	400	-	-	-	-
Appraisal of assets acquired	289	21	157	10	5

Total deferred income tax liabilities:	689	21	157	10	5

Total deferred income tax assets:	$254	267	$183	$202	$77

At September 30, 2008, the Company had $1,890 of taxable loss carry forwards which result in a deferred tax asset of $544 and expire through September 30, 2013.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)	(Unaudited)

Statutory rate	25.0%	33.0%	33.0%	33.0%	33.0%
Non-taxable income	-	(17.1)	(14.9)	(38.5)	(16.5)
Non-deductible expenses	0.9	-	-	-	-
Change in valuation allowance	0.8	2.2	(0.4)	4.5	(21.1)

Effective tax rate	26.7%	18.1%	17.7%	(1.0)%	(4.6)%

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48). This interpretation requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management, in conjunction with input from its Chinese tax advisors, has performed an analysis of its tax positions, in accordance with FIN 48, and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the nine months ended September 30, 2008.

(19)  DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Companys retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, certain percentage of the after-tax net income is restricted and required to be allocate to a general statutory reserve until the balance of the fund has reached 50% of the Companys registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of the companies; it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

(20)  COMMITMENTS

Dealership Agreements

The Company operates dealerships under franchise agreements with a number of automotive manufacturers. These agreements are nonexclusive agreements that allow the Company to stock, sell at retail and service cars, equipment and products of the automotive manufacturers in the Companys defined market. The agreements allow the Company to use the Manufacturers names, trade symbols and intellectual property and expire as follows:

Distributor	Expiration Date	Percentage of sales for the
		Nine months ended September 30,		Years Ended December 31,
		2008	2007	2007	2006	2005

Audi	2008 - 2009	27%	30%	29%	*	-
Toyota	2008 - 2009	17%	16%	17%	25%	29%
Beijing Xiandai	2009 - Indefinite	17%	15%	16%	30%	43%
Buick	2008 - 2010	*	*	*	*	-
BMW	2008	*	11%	11%	13%	*
Ford	2010 - Indefinite	*	*	*	15%	18%
Chevrolet	2008	*	*	*	*	*
ROEWE	2010	*	*	*	-	-
Cadillac	2009	*	*	*	-	-
Peugeot	2008	*	*	*	-	-

* represented less than 10% of revenue generated for the periods

Capital Commitments

From time to time, the Company engages in construction contracts to add new and expanded dealership capacity which typically involve a significant capital commitment. Future minimum payments under the construction contracts as of September 30, 2008 are $1,120.

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $734, $813, $871, $563 and $277 for the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum payments under long-term, non-cancelable leases as of September 30, 2008 are as follows:

Years Ending December 31,	Future minimum payments

2008	$401
2009	1,613
2010	1,569
2011	1,442
2012	1,449
2013 or after	22,303

Total	$28,777

 (21)  SEGMENT REPORTING

The Company measures segment profit (loss) as operating profit (loss) less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the chief financial officer in determining the performance of the business.  Prior to January 1, 2008, the Company had operated in a single operation and reporting segment of automotive retailing. During 2008, the Company developed another business segment Truck sales. Information regarding the two operating segments is presented in the following tables:

	Nine months ended September 30, 2008
	Automotive retailing	Heavy trucks	Total
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$297,703	$33,102	$330,805
Interest revenue	450	1,401	1,851
Interest expense	2,361	5	2,366
Depreciation and amortization	1,472	155	1,627
Total profit from reportable segments	7,544	1,984	9,528
Equity in loss of unconsolidated subsidiaries			(50)
Minority interest			(930)

Income before income taxes			$8,548

(22)  RELATED PARTY BALANCES AND TRANSACTIONS

During the years presented, the Company borrowed from and lent to its affiliates on a non-interest bearing basis to satisfy the Companys short term capital needs. The related party receivable and payable balances are unsecured and due in demand. Significant outstanding amounts due from related parties as of September 30, 2008 and 2007, December 31, 2007, 2006 and 2005 were as follows:

	Notes	September 30,		December 31,
		2008	2007	2007	2006	2005
		(Unaudited)	(Unaudited)

Due from affiliates:
Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	$-	$-	$2,634	$-	$-
Kinbow Capital & Holding Group Co., Ltd	(1)	-	1,837	1,615	1,076	-
Beijing Qianbo Auto Trading Co., Ltd	(1)	-	-	1,033	437	31
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	-	-	205	-	-
Hebei Kaiyuan Real Estate Co., Ltd	(1)	121	2,918	-	2,164	434
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd	(2)	-	-	-	1,836	-
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	-	-	-	79	-
Baoding Tianfu Auto Trading Co., Ltd	(2)	-	189	-	49	124
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	292	-	-	-	-
Hebei Liantuo Auto Trade Co., Ltd	(1)	-	-	-	-	473
Total		$413	$4,944	$5,487	$5,641	$1,062

	Notes	September 30,		December 31,
		2008	2007	2007	2006	2005
		(Unaudited)	(Unaudited)
Due to affiliates:
Hebei Shengtong Auto parts Co., Ltd	(2)	$-	$-	$1,895	$919	$-
Hebei Kaiyuan Real Estate Co., Ltd	(1)	15,926	3,410	136	127	6,039
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	-	-	41	-	-
Baoding Tianfu Auto Trading Co., Ltd	(2)	-	-	3	-	-
Beijing Tongheshenyuan Trade Co., Ltd	(1)	-	-	-	628	-
Hebei Junda Auto Trading Co., Ltd	(1)	-	-	-	-	124
Hebei xinchangshengyuan Auto Sales Co., Ltd	(2)	-	1,318	-	-	-
Hebei Kaiyuan Door & Windows Manufacture Co., Ltd	(1)	-	1,419	-	-	-
Hebei Yitong Auto parts Co., Ltd	(2)	-	1,901	-	-	-
Mr. Li Yonghui	(3)	5,123	-	-	-	-

Total		$21,049	$8,048	$2,075	$1,674	$6,163

Notes:

(1)  Companies controlled by the Companys ultimate shareholder.
(2)  One of the former controlling parties.
(3)  A director of the Company and the ultimate shareholder of Hebei Kaiyuan Real Estate Co., Ltd

From time to time, the Company may sell and purchase automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

	Notes	Nine months Ended September 30,		Years Ended December 31,
		2008	2007	2007	2006	2005
		(Unaudited)	(Unaudited)

Related Parties Transactions
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd	(1)	$-	$2,994	$8,649	$-	$-
Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	3,890	-	-	-	-
Shijiazhuang Zhicheng Property Management Co., Ltd	(2)	3,915		2,529	-	-
Hebei Beiguo Kaiyuan Shopping Mall Co. ,Ltd	(1)	6,765	-	-	-	-
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd	(2)	-	2,042	2,058	10,577	-
Hebei Kaiyuan Real Estate Co., Ltd	(1)	25,785	391	1,958	-	2,259
Hebei Kaiyuan Real Estate Co., Ltd	(2)	117	2,999	-	3,853	-

	Notes	Nine months Ended September 30,		Years Ended December 31,
		2008	2007	2007	2006	2005
		(Unaudited)	(Unaudited)

Related Parties Transactions (Continued)
Hebei Kaiyuan Real Estate Co., Ltd	(5)	-	-	-	1,129	2,771
Kinbow Capital & Holding Group Co., Ltd	(2)	$372	$704	$973	$1,054	$-
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	-	-	-	615	-
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(2)	-		460	-	-
Beijing Qianbo Auto Trading Co., Ltd	(1)	143	-	-	-	-
Beijing Qianbo Auto Trading Co., Ltd	(2)	2,993	391	394	571	-
Beijing Qianbo Auto Trading Co., Ltd	(3)	80		183	35	-
Baoding Tianfu Auto Trading Co., Ltd	(2)	-	133	-	100	-
Baoding Tianfu Auto Trading Co., Ltd	(3)	-	90	84	58	-
Baoding Tianfu Auto Trading Co., Ltd	(4)	-	41	48	9	42
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(1)	418		39	-	-
Beijing Qianbo Auto Trading Co., Ltd	(4)	270	-	-	232	-
Beijing Qianbo Auto Trading Co., Ltd	(5)	-	-	-	176	256
Beijing Kinbow Sunshine Auto Trading Co., Ltd	(4)	-	-	-	126	-
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	-	1,187	-	125	-
Hebei Xinchangshengyuan Auto Sales Co., Ltd	(2)	573	-	-	-	-
Hebei Xinchangshengyuan Auto Sales Co., Ltd	(1)	-	1,037	-	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	644	-	-	-	-
Hebei Xuwei Trading Co., Ltd	(2)	2,463	-	-	-	-
Hebei Shengrong Auto parts Co., Ltd	(2)	12,302	-	-	-	-

Notes:

Nature of transaction:

(1) Borrowing
(2) Lending
(3) Sale of automobiles
(4) Purchase of automobiles
(5) Equity Transfer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Spring Creek Acquisition Corp.

We have audited the accompanying balance sheet of Spring Creek Acquisition Corp. (a corporation in the development stage) as of December 31, 2007, and the related statements of operations, changes in stockholders equity and cash flows for the period from October 16, 2007 (inception) to December 31, 2007. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companys internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spring Creek Acquisition Corp. as of December 31, 2007, and the results of its operations and its cash flows for the period from October 16, 2007 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

New York, New York
March 5, 2008

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
BALANCE SHEET
December 31, 2007

ASSETS
Cash	$628
Deferred offering costs associated with proposed public offering	199,957
Total assets (all current)	$200,585

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accrued expenses	$99,013
Notes payable to stockholders	100,000
Total liabilities	199,013
COMMITMENTS
STOCKHOLDERS' EQUITY
Preferred shares, $.001 par value Authorized 1,000,000 shares; none issued	-
Ordinary shares, $.001 par value
Authorized 50,000,000 shares; issued and outstanding 1,293,750 shares	1,294
Additional paid-in capital	23,706
Deficit accumulated during the development stage	(23,428)
Total stockholders' equity	1,572
Total liabilities and stockholders' equity	$200,585

See notes to financial statements.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
STATEMENT OF OPERATIONS
For The Period October 16, 2007 (Inception) To December 31, 2007

Professional fees	$(18,700)
Formation costs	(4,728)
Operating loss	(23,428)

Net loss	$(23,428)

Weighted average shares outstanding	1,293,750

Basic and diluted net loss per share	$(0.02)

See notes to financial statements.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For The Period October 16, 2007 (Inception) To December 31, 2007

				Deficit
				Accumulated
	Ordinary Shares		Additional Paid-In	During the Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

Ordinary shares issued October 16, 2007 for cash at $0.02 per share	1,293,750	$1,294	$23,706	$-	$25,000
Net loss	-	-	-	(23,428)	(23,428)
Balance at December 31, 2007	1,293,750	$1,294	$23,706	$(23,428)	$1,572

See notes to financial statements.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
STATEMENT OF CASH FLOWS
For The Period October 16, 2007 (Inception) To December 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(23,428)
Adjustments to reconcile net loss to net cash provided by operating activities:
Change in accrued expenses	99,013
Net cash provided by operating activities	75,585

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from sale of ordinary shares to founding stockholders	25,000
Proceeds from stockholders notes payable	100,000
Deferred offering costs associated with proposed public offering	(199,957)
Net cash used in financing activities	(74,957)

NET INCREASE IN CASH	628

Cash, Beginning of Period	-
Cash, End of Period	$628

See notes to financial statements.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
For The Period October 16, 2007 (Inception) To December 31, 2007

NOTE 1 - ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Spring Creek Acquisition Corp. (the Company) was incorporated in the Cayman Islands on October 16, 2007 as a blank check company whose objective is to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the Greater China region, which includes Hong Kong, Macau and Taiwan (Greater China).

At December 31, 2007 the Company had not yet commenced any significant operations. All activity through December 31, 2007 relates to the Companys formation and the initial public offering described below. The Company has selected December 31st as its fiscal year-end.

The registration statement for the Companys initial public offering (Offering) was declared effective February 27, 2008. The Company consummated the offering on March 4, 2008 and received proceeds net of transaction costs of approximately $34,030,000 (Note 3). The Companys management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business that has its principal operations located in the Greater China region (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination. Net proceeds of $35,460,000 (including $1,430,000 of proceeds from the sale of insider warrants is being held in a trust account (Trust Account) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Two of the initial shareholders have agreed that they will be liable under certain circumstances to ensure that the funds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations should they arise. The remaining funds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, if the Company is unable to consummate a Business Combination by the one year anniversary of the effective date of the Offering, up to an aggregate of $1,050,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as any amounts that are necessary to pay the Companys tax obligations.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
For The Period October 16, 2007 (Inception) To December 31, 2007

NOTE 1  ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (Continued)

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for stockholder approval. In the event that stockholders owning 40% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Companys stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their founding shares of ordinary shares in accordance with the vote of the majority interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares to cash. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of ordinary shares held by Public Stockholders at the consummation of the Offering. Accordingly Public Stockholders holding up to 39.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders.

The Companys Memorandum and Articles of Association were amended prior to the Offering to provide that the Company will continue in existence only until 18 months from the effective date of the Offering or until 30 months if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the Business Combination has not been consummated within such 18 month period. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Offering Unit discussed in Note 3).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Deferred income taxes are provided for the differences between bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and diluted loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
For The Period October 16, 2007 (Inception) To December 31, 2007

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management does believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3 - INITIAL PUBLIC OFFERING

On February 27, 2008, the Company sold 4,500,000 units (“units”) at a price of $8.00 per unit in the Offering. Each unit consists of one ordinary share of the Companys stock and one Redeemable Ordinary Share Purchase Warrants (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $5.00 commencing the later of the completion of a Business Combination or one year from the Effective Date of the Offering and expiring four years from the Effective Date of the Offering. The Company may redeem the Warrants, with the prior consent of EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters in the Offering, at a price of $.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis”. In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the fair market value (defined below) by (y) the fair market value. The “fair market” value shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
For The Period October 16, 2007 (Inception) To December 31, 2007

NOTE 3 - INTIAL PUBLIC OFFERING (Continued)

The Company paid the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters have agreed that 3.5% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Companys liquidation if it is unable to complete a Business Combination. The Company issued a unit purchase option, for $100, to the underwriters to purchase 450,000 units at an exercise price of $8.80 per unit. The units issuable upon exercise of this option are identical to the Offering units. The Company will account for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders equity. The Company estimates that the fair value of this unit purchase option is approximately $701,005 ($1.56 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters is estimated as of the date of grant using the following assumptions: (1) expected volatility of 17.46%, (2) risk-free interest rate of 3.70% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless basis”, at the holders option (except in the case of a forced cashless exercise upon the Companys redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

NOTE 4 - DEFERRED OFFERING COSTS

Deferred offering costs consist principally of legal and underwriting at closing fees incurred through the balance sheet date that are directly related to the Offering. At closing, the deferred offering costs will be charged to stockholders equity.

NOTE 5 - NOTES PAYABLE TO STOCKHOLDERS

The Company issued, in aggregate, $100,000 principal amount of unsecured promissory notes to certain officers and initial stockholders on October 24, 2007. The notes are non-interest bearing and are payable on the earlier of June 30, 2008 or the consummation of the Offering. Due to the short-term nature of the note, the fair value of the notes approximates their carrying amount.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
For The Period October 16, 2007 (Inception) To December 31, 2007

NOTE 6 - COMMITMENTS

The Company presently occupies office space provided by an affiliate of the Companys Chief Executive Officer and director. Such affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering.

Pursuant to letter agreements dated as of September 25, 2007 with the Company and the underwriter, the initial stockholders have waived their right to receive distributions with respect to their founding shares upon the Companys liquidation.

NOTE 7  INSIDER WARRANTS AND UNITS

The Initial stockholders of the Company purchased 1,430,000 Warrants (“Insider Warrants”) at $1.00 per Warrant (for an aggregate purchase price of $1,430,000) in a private placement that took place simultaneously with the Offering. The Company believes the purchase price of these warrants approximates the fair value of such warrants because the fair market value of publicly traded warrants for similarly structured blank check companies is typically no greater than $1.00. The warrants will be accounted for as permanent equity. All of the proceeds received from this purchase were placed in the Trust Account. The Insider Warrants purchased by such purchasers are identical to the Warrants in the Offering except that if the Company calls the Warrants for redemption, the Insider Warrants may be exercisable on a “cashless basis”, at the holders option (except in the case of a forced cashless exercise upon the Companys redemption of the Warrants, as described above), so long as such securities are held by such purchasers or their affiliates. Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a Business Combination.

The Initial Stockholders and the holders of the Insider Warrants (or underlying ordinary shares) will be entitled to registration rights with respect to their founding shares or Insider Warrants (or underlying ordinary shares) pursuant to an agreement to be signed prior to or on the effective date of the Offering. The holders of the majority of the founding shares are entitled to demand that the Company register 50% of these shares at any time commencing three months prior to nine months after the consummation of the Business Combination and the balance of these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Warrants (or underlying ordinary shares) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Insider Warrants (or underlying ordinary shares) have certain “piggy-back” registration rights on registration statements filed after the Companys consummation of a Business Combination.

SPRING CREEK ACQUISITION CORP.
(A Corporation in the Development Stage)
NOTES TO FINANCIAL STATEMENTS
For The Period October 16, 2007 (Inception) To December 31, 2007

NOTE 8 - PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the ordinary shares on a Business Combination.

SPRING CREEK ACQUISITION CORP.
(a corporation in the development stage)

BALANCE SHEETS

	September 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$124,916	$628
Funds held in trust (including $76,659 in accrued interest)	40,870,967
Prepaid expenses	86,292
Deferred offering costs associated with public offering		199,957
Total current assets	41,082,175	200,585

NON-CURRENT ASSETS
Deferred acquisition costs	50,000
Total non-current assets	50,000
Total Assets	$41,132,175	$200,585

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accrued expenses	$7,840	$99,013
Deferred underwriters fees	1,449,000
Deferred interest on funds held in trust	31,349
Income tax payable	102,000
Notes payable to stockholders		100,000
Total Current Liabilities	1,590,189	199,013

Ordinary shares, subject to possible redemption (2,069,999 shares
at redemption value)	16,270,192

STOCKHOLDERS' EQUITY
Preferred shares, $.001 par value
Authorized 1,000,000 shares; none issued
Ordinary shares, $.001 par value
Authorized 50,000,000 shares, issued and outstanding
6,468,750 shares (which includes 2,069,999 shares
subject to possible redemption at September 30, 2008);
1,293,750 shares at December 31, 2007	6,469	1,294
Additional paid-in capital	23,040,035	23,706
Earnings (deficit) accumulated during development stage	225,290	(23,428)
Total Stockholders' equity	23,271,794	1,572
Total Liabilities and Stockholders' Equity	$41,132,175	$200,585

See notes to financial statements

SPRING CREEK ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,		Period from October 16, 2007 (Inception) to September 30, 2008
		2008		2008		(Cumulative)
Revenue	$		$		$
Operating expenses		70,259		166,939		185,639
Formation costs				356		5,084
Total operating expenses		70,259		167,295		190,723
Operating loss		(70,259)		(167,295)		(190,723)
Interest income		233,277		549,362		549,362
Income before provision for income tax		163,018		382,067		358,639
Provision for income tax		102,000		102,000		102,000
Income before allocation of trust account interest		61,018		280,067		256,639
Allocation of trust account interest relating to ordinary shares subject to possible redemption		(31,349)		(31,349)		(31,349)
Net income available to ordinary stockholders		$29,669		$248,718		$225,290

Net income per ordinary share
Basic		$0.00		$0.05
Diluted		$0.00		$0.04
Weighted average ordinary shares outstanding
Basic		6,468,750		5,242,376
Diluted		8,454,869		6,794,615

See notes to financial statements

SPRING CREEK ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
For the period from October 16, 2007 (inception) to September 30, 2008

	Ordinary Shares		Additional Paid-in	Earnings (Deficit) Accumulated During the Development	Total Stockholders'
	Shares	Amount	Capital	Stage	Equity
Ordinary shares issued October 16, 2007 for
cash at $0.02 per share	1,293,750	$1,294	$23,706	$	$25,000

Net loss from the period October 16, 2007 (inception)
to December 31, 2007				(23,428)	(23,428)

Balance at December 31, 2007	1,293,750	1,294	23,706	(23,428)	1,572

Proceeds from sale of warrants in private placement			1,430,000		1,430,000

Proceed from sales of shares and warrants in public
offering, net of offering costs of $3,538,403	5,175,000	5,175	37,856,421		37,861,596

Sale of unit purchase option to underwriters			100		100

Shares reclassified to "Ordinary shares, subject to
possible redemption"			(16,270,192)		(16,270,192)

Net Income available to ordinary stockholders for the
nine months ended September 30, 2008				248,718	248,718

Balance at September 30, 2008 (Unaudited)	6,468,750	$6,469	$23,040,035	$225,290	$23,271,794

See notes to financial statements

SPRING CREEK ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS
(Unaudited)

		For the period
	Nine	from October 16
	months ended	2007 (inception)
	September 30, 2008	to September 30, 2008
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$248,718	$225,290
Changes in operating assets and liabilities:
Increase in prepaid expenses	(86,293)	(86,293)
Increase (decrease) in accrued expenses	(91,174)	7,839
Increase in income tax payable	102,000	102,000
Net cash provided by operating activities	173,251	248,836

CASH FLOW FROM INVESTING ACTIVITIES
Offering proceeds investments in money market funds	(40,671,000)	(40,671,000)
Increase in trust account from interest earned on funds held in trust	(518,013)	(518,013)
Withdrawal from trust account	349,396	349,396
Payment of deferred acquisition costs	(50,000)	(50,000)
Net cash used in investment activities	(40,889,617)	(40,889,617)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from sale of ordinary shares to founding stockholders		25,000
Proceeds from stockholders notes payable		100,000
Payment of stockholders notes payable	(100,000)	(100,000)
Gross proceeds from initial public offering	36,000,000	36,000,000
Gross proceeds from issuance of underwriter purchase option	100	100
Gross proceeds from private placement of insider warrants	1,430,000	1,430,000
Gross proceeds from over allotment option exercised	5,400,000	5,400,000
Payment of offering costs	(1,889,446)	(2,089,403)

Net cash provided by financing activities	40,840,654	40,765,697

NET INCREASE IN CASH	124,288	124,916

CASH, Beginning	628
CASH, Ending	$124,916	$124,916

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Deferred underwriters fees	$1,449,000	$1,449,000

See notes to financial statements

Spring Creek Acquisition Corp.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -  ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Spring Creek Acquisition Corp. (the Company) was incorporated in the Cayman Islands on October 16, 2007 as a blank check company whose objective is to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the Greater China region, which includes Hong Kong, Macau and Taiwan (Greater China).

At September 30, 2008 the Company had commenced seeking a target business with which to complete a business combination.

The financial statements at September 30, 2008 and for the three-month and nine-month periods ended September 30, 2008 are unaudited. In the opinion of management, all adjustments (consisting of normal adjustments) have been made that are necessary to present fairly the financial position of the Company as of September 30, 2008 and the results of its operations and cash flows for the three months and nine months period ended September 30, 2008 and for the period from October 16, 2007 (inception) through September 30, 2008. Operating results as presented are not necessarily indicative of the results to be expected for a full year.

The statements and related notes have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and any disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. The interim financial statements should be read in conjunction with the financial statements and notes thereto included in the Companys final prospectus, dated February 27, 2008.

The registration statement for the Companys initial public offering (Offering) was declared effective on February 27, 2008. The Company consummated the Offering on March 4, 2008 and received proceeds net of transaction costs of approximately $34,030,000 (Note 3). The Company consummated an offering for 675,000 units of over-allotment on March 13, 2008 and received proceeds net of transaction costs of approximately $4,974,293 including unpaid underwriters compensation of $189,000. The Companys management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business that has its principal operations located in the Greater China region (Business Combination). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Net proceeds of $40,671,000 (including $1,430,000 of proceeds from the sale of insider warrants and $1,449,000 of deferred underwriting discounts) is being held in a trust account (Trust Account) and invested in United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Two of the initial shareholders have agreed that they will be liable under certain circumstances to ensure that the funds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations should they arise. The remaining funds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $1,050,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as any amounts that are necessary to pay the Companys tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for stockholders approval. In the event that stockholders owning 40% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Companys stockholders prior to the Offering, including all of the officers and directors of the Company (the Initial Stockholders), have agreed to vote their founding shares of ordinary shares in accordance with the vote of the majority interest of all other stockholders of the Company (the Public Stockholders) with respect to any Business Combination. After the consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who votes against the Business Combination may demand that the Company convert his or her shares to cash. The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Stockholders at the consummation of the Offering. Accordingly Public Stockholders holding up to 2,069,999 shares may seek redemption of their shares in the event of a Business Combination (a greater number would not be able to since the Business Combination would not be able to be consummated with such greater number of shares choosing to redeem). Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders.

The Companys Memorandum and Articles of Association were amended prior to the Offering to provide that the Company will continue in existence only until 18 months from the effective date of the Offering or until 30 months if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the Offering and the Business Combination has not been consummated within such 18 month period. If the Company has not completed a Business Combination by such dates, its corporate existence will cease and it will dissolve and liquidate its assets. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Offering Unit discussed in Note 3).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company complies with the reporting requirements of Statements of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

Cash

Cash comprises cash in bank and on hand and demand deposits with banks and other financial institutions.

Investment Held in Trust

The Companys restricted investment held in the Trust Fund at September 30, 2008 is comprised of one money market account with a short term maturity.

Income Taxes

Deferred income taxes are provided for the differences between bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has provided for income taxes, where appropriate, in all jurisdictions in which it is subject to taxation.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Earnings Per Share

Basic and diluted Earnings Per Share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period and weighted average number of ordinary shares on an as-if-exercised basis:

	Three months ended September 30, 2008	Nine months ended September 30, 2008
	(Unaudited)	(Unaudited)
Net Income	$29,669	$248,718
Denominator
Basic weighted average shares	6,468,750	5,242,376
Effect of dilutive redeemable warrants & options*	1,986,119	1,527,569
Total	8,454,869	6,794,615
Basic Income Per Share	$0.00	$0.05
Diluted Income Per Share	$0.00	$0.04

* computed using the Treasury Stock Method; the price of $7.15 per share was used as the average trading price for the three months ended September 30, 2008, and $7.20 per share was used as the average trading price for the period from Feb. 28, 2008 to September 30, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 with no material effect on the interim financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Management is evaluating the impact of adopting SFAS No. 141(R) and SFAS No. 160, if any, on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 expands the disclosure requirements in SFAS No. 133, regarding an entity's derivative instruments and hedging activities. SFAS No. 161 is effective on January 1, 2009. Management is evaluating the impact of adopting SFAS No. 161, if any, on the Company's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162''). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GMP hierarchy). SFAS No. 162 shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". Management is evaluating the impact of adopting SFAS No. 162, if any, on the Company's financial statements.

In May 2008, the FASB issued FASB Statement No. 163. "Accounting for Financial Guarantee Insurance Contracts" ("SFAS No. 163"), which clarifies how FASB Statement No. 60, "Accounting and Reporting by Insurance Enterprises", applies to financial guarantee insurance contracts issued by insurance enterprises. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, including interim periods in that year. Management is evaluating the impact of adopting SFAS No. 163, if any, on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3 - INITIAL PUBLIC OFFERING

On February 27, 2008, the Company sold 4,500,000 units (units) at a price of $8.00 per unit in the Offering. Each unit consists of one ordinary share of the Companys stock and one Redeemable Ordinary Share Purchase Warrant (Warrants). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $5.00 commencing the later of the completion of a Business Combination or one year from the Effective Date of the Offering. The Warrants expire in four years from the Effective Date of the Offering. The Company may redeem the Warrants, with the prior consent of EarlyBirdCapital, Inc. (EBC), the representative of the underwriters in the Offering, at a price of $.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder who wishes to exercise his Warrant to do so on a cashless basis. In such event, the holder would pay the exercise price by surrendering his Warrants for the number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the fair market value (defined below) by (y) the fair market value. The fair market value shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

On March, 13 2008, the Company announced that the underwriters of its initial public offering (IPO) exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the IPO). Each unit (the Units) consists of one ordinary share, $.001 par value per share (the Common Stock), and one warrant, each warrant to purchase one share of Common Stock at an exercise price of $5.00 per share. The 5,175,000 Units sold in the Offering, including the 675,000 units subject to the over-allotment option, were sold at an offering price of $8.00 per unit, generating gross proceeds of $41,400,000. $40,671,000, which includes the $1,430,000 of proceeds from the previously-announced private placement of warrants to the founding stockholders, has been placed in the Trust Account.

The Company is obligated to pay the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters have agreed that 3.5% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Companys liquidation if it is unable to complete a Business Combination. The Company issued a unit purchase option, for $100, to the underwriters to purchase 450,000 units at an exercise price of $8.80 per unit. The units issuable upon exercise of this option are identical to the Offering units. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders equity. The Company estimates that the fair value of this unit purchase option is approximately $701,005 ($1.56 per unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters is estimated as of the date of grant using the following assumptions: (1) expected volatility of 17.46%, (2) risk-free interest rate of 3.70% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a cashless basis, at the holders option (except in the case of a forced cashless exercise upon the Companys redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise price of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

NOTE 4 - DEFERRED OFFERING COSTS

Deferred offering costs consist principally of legal and underwriting fees incurred prior to the initial public offering that are directly related to the Offering. At closing, the deferred offering costs were charged to stockholders equity.

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS 157 on January 1, 2008. This statement establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

-
Level 1 quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded securities and exchange-based derivatives.

-
Level 2 inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, mutual funds, and fair-value hedges.

-
Level 3 unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date. Financial assets and liabilities utilizing Level 3 inputs include infrequently-traded, non-exchange-based derivatives and commingled investment funds, and are measured using present value pricing models.

In accordance with SFAS 157, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety. The following table presents the investment in a money market fund, the Companys only financial asset measured and recorded at fair value on the Companys balance sheets on a recurring basis and its level within the fair value hierarchy as of September 30, 2008:

	Fair Value
As of September 30, 2008	Level 1	Level 2	Level 3	Total

Investment in Money Market Fund	$40,870,967	$	$	$40,870,967

The following table shows the gain on fair value adjustments to the financial instruments that are recognized at fair value in the financial statements:

Gain on fair value adjustments to the Money Market Fund	$233,277

The valuation of the money market fund is based on the fair market value of all securities underlying the fund.

NOTE 6 - NOTES PAYABLE TO STOCKHOLDERS

The Company issued unsecured promissory notes in the aggregate principal amount of $100,000 to certain officers and initial stockholders on October 24, 2007. The notes were non-interest bearing and were repaid from the net proceeds of the Offering at the closing of the IPO.

NOTE 7 - COMMITMENTS

The Company presently occupies office space in Beijing, China provided by an affiliate of the Companys Chief Executive Officer and director. The affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay the affiliate $7,500 per month for such services commencing on the effective date of the Offering.

Pursuant to letter agreements dated as of September 25, 2007 between the Company and the underwriters, the initial stockholders have waived their right to receive distributions with respect to their founding shares upon the Companys liquidation.

NOTE 8 - INSIDER WARRANTS AND SHARES

The Initial stockholders of the Company purchased 1,430,000 Warrants (Insider Warrants) at $1.00 per Warrant (for an aggregate purchase price of $1,430,000) in a private placement that took place simultaneously with the Offering. The Company believes the purchase price of these warrants approximates the fair value of such warrants because the fair market value of publicly traded warrants for similarly structured blank check companies is typically no greater than $1.00. The warrants will be accounted for as part of the stockholders equity. All of the proceeds received from this purchase were placed in the Trust Account. The Insider Warrants purchased by such purchasers are identical to the Warrants in the Offering except that if the Company calls the Warrants for redemption, the Insider Warrants may be exercisable on a cashless basis, at the holders option (except in the case of a forced cashless exercise upon the Companys redemption of the Warrants, as described above), so long as such securities are held by such purchasers or their affiliates. Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a Business Combination.

The Initial Stockholders and the holders of the Insider Warrants (or underlying ordinary shares) will be entitled to registration rights with respect to their founding shares or Insider Warrants (or underlying ordinary shares) pursuant to an agreement signed prior to or on the effective date of the Offering. The holders of the founding shares are entitled to demand that the Company register 50% of these shares at any time commencing three months prior to nine months after the consummation of the Business Combination and the balance of these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Warrants (or underlying ordinary shares) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Insider Warrants (or underlying ordinary shares) have certain piggy-back registration rights on registration statements filed after the Companys consummation of a Business Combination.

NOTE 9 - PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the ordinary shares on a Business Combination.

ANNEXES

A	-	Fairness opinion of Houlihan Smith & Company Inc.

B	-	Second Amended and Restated Memorandum and Articles of Association for Spring Creek

C	-	Share Exchange Agreement

D	-	Form of Amendment 1 to the Share Exchange Agreement

E	-	Incentive Plan

Annex A

HOULIHAN SMITH & COMPANY INC.®
Member FINRA / SIPC
SPECIALIZED INVESTMENT BANKING

February 9, 2009 **CONFIDENTIAL**

Re: Fairness Opinion – Opinion of the Board of Directors' Financial Advisor

Ladies and Gentlemen:

Houlihan Smith and Company, Inc. ("Houlihan") understands that Spring Creek Acquisition Corp. ("Spring Creek" or the "Company"), a Cayman Islands company, proposes to acquire all of the outstanding equity of AutoChina Group ("AutoChina" or the "Target") (the "Potential Transaction"). The Company's proposed purchase price for the Target is 8,606,250 Shares of the Company less 860,625 shares in holdback consideration ("Holdback Consideration Shares"), collectively, the ("Net Upfront Consideration Shares"). Holdback Consideration Shares are calculated as 10% of the shares issued to the Target that will be deferred and deposited with American Stock Transfer & Trust Company ("Escrow Agent") until such time as the following conditions are satisfied. Of the Holdback Consideration Shares, 50% will be released based on reaching 2009 EBITDA target growth greater than 30% and in excess of $22.5 million and transferred to the Target shareholders on a pro rata basis within twenty days following the delivery of the Company's 2009 audited consolidated financial statements, less a number of shares in the amount calculated by dividing the amount required to satisfy the Warrantors' indemnification obligations by $8.00. The remaining 50% will be released at the one year anniversary of the Potential Transaction closing date.

Additionally, on a consolidated basis, if the Target achieves or exceeds certain targeted EBITDA growth in any of fiscal years 2009, 2010, 2011, 2012 and 2013 ("Earn-Out Period"), the Company shall issue to the Target the number of ordinary shares equivalent to the applicable Earn-Out Consideration Percentage set forth in Schedule C of the Share Exchange Agreement multiplied by the number of the Company's shares issued and outstanding on December 31 of the fiscal year immediately prior to the applicable Payment Date, defined in the Share Exchange Agreement ("Earn-Out Shares"). The Potential Transaction consists of the Net Upfront Consideration Shares, Holdback Consideration Shares and Earn-Out Shares, collectively the ("Purchase Consideration").

Houlihan was engaged to render an opinion ("Opinion") to the Board of Directors (the "Board") of the Company as to whether, on the date of such Opinion, the Purchase Consideration is fair from a financial point of view to the shareholders of the Company. In addition, Houlihan opined on whether the fair market value of the Target is at least equal to 80% of net assets of the Company at the time of the Potential Transaction.

An Employee-owned Company
105 W. Madison Suite 1500 Chicago, IL 60602
Tel: 312.499.5900 Toll Free: 800.654.4977 Fax: 312.499.5901
www.houlihansmith.com • www.fairnessopinion.com • www.solvencyopinion.com

Spring Creek Acquisition Corp.
Fairness Opinion - Confidential
February 9, 2009
Page 3

- Reviewed Target's current organizational chart; and Performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering our Opinion. We have further relied upon the assurances and representations from management of the Company that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information.

Further, our Opinion is necessarily based upon information made available to us, as well as the economic, monetary, market, financial and other conditions as they exist as of the date of this letter. We disclaim any obligation to advise the management of the Company or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion.

Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the purchase. Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Purchase Consideration to the Company. Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, supports its conclusion and Opinion. Accordingly, Houlihan believes that its analyses must be considered in its entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

Our Opinion does not constitute a recommendation to proceed with the Potential Transaction. This Opinion relates solely to the question of the fairness of the Purchase Consideration to the shareholders Company, from a financial point of view. We are expressing no opinion as to the income tax consequences of the Potential Transaction to the Company.

Houlihan, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Houlihan has no prior investment banking relationships with the buyer or the sellers. Houlihan has received a non-contingent fee from the Company relating to its services in providing the Opinion. In an engagement letter dated August 26, 2008, the Company has agreed to indemnify Houlihan with respect to Houlihan's services relating to the Opinion.

Therefore, it is Houlihan's opinion that, as of the date hereof, the Purchase Consideration is fair from a financial point of view to the shareholders of Spring Creek Acquisition Corp. Furthermore, it is our opinion that the fair market value of Target is at least equal to 80% of the net assets of Spring Creek Acquisition Corp. at the time of the Potential Transaction.

Very truly yours,

Houlihan Smith & Company

Houlihan Smith & Company, Inc.

PUBLIC COMPANY VALUATION MULTIPLES

		TEV/		TEV/		TEV/		TEV/		PRICE/		PRICE/		PRICE/		PRICE/		PRICE/
Ticker	Company Name	REVENUE		EBITDA		EBIT		BV		REVENUE		EBITDA		EBIT		BOOK VALUE		EARNINGS
TSEC:2227	Yulon Nissan Motor Co. Ltd.	0.2	x	3.4	x	5.0	x	0.0	x	0.3	x	0.0	x	6.5	x	0.5	x	8.2	x
JASDAQ:8298	Family, Inc.	0.6		8.4		11.3		0.0		0.1		0.0		1.9		0.4		21.3
SEHK:1828	Dah Chong Hong Holdings Limited	0.1		2.9		3.7		0.0		0.1		0.0		2.9		0.4		3.1
SEHK:489	Dongfeng Motor Group Co. Ltd.	0.3		3.3		5.1		0.0		0.3		0.0		4.0		1.0		4.4
TSE:7599	Gulliver International Co. Ltd.	0.2		3.8		5.2		0.0		0.1		0.0		2.2		0.7		4.9
KOSE:A004550	Daewoo Motor Sales Corp.	0.7		19.0		26.4		0.0		0.1		0.0		2.4		0.2		3.6

	Max	0.7	x	19.0	x	26.4	x	0.0	x	0.3	x	0.0	x	6.5	x	1.0	x	21.3	x
	Median	0.3		3.6		5.1		0.0		0.1		0.0		2.6		0.4		4.7
	Min	0.1		2.9		3.7		0.0		0.1		0.0		1.9		0.2		3.1
	Mean	0.3		6.8		9.4		0.0		0.1		0.0		3.3		0.5		7.6
	STDEV	0.2		6.3		8.7		0.0		0.1		0.0		1.7		0.3		7.0

PUBLIC COMPANY VALUATION MULTIPLES

		TEV/		TEV/		TEV/		TEV/			PRICE/		PRICE/			PRICE/			PRICE/			PRICE/
Ticker	Company Name	REVENUE		EBITDA		EBIT		BV			REVENUE		EBITDA			EBIT			BOOK VALUE			EARNINGS
SEHK:172	Goldbond Group Holdings Ltd.	2.6	x	3.9	x	3.9	x	0.0	x		2.4	x	0.0	x		3.5	x		0.8	x		5.6	x
SEHK:489	Dongfeng Motor Group Co. Ltd.	0.3		3.3		5.1		-			0.3		-			4.0			1.0			4.4
TSE:8579	Tokyo Leasing Co., Ltd.	2.9		8.5		111.5		13.5			0.1		0.3			3.9			0.7			8.7
SET:AEONTS	AEON Thana Sinsap Thailand Public Co. Ltd.	NA		NA		NA		NM			1.1		NA			3.3			1.1			4.6
BSE:500034	Bajaj Auto Finance Ltd.	NA		NA		NA		NM			0.6		NA			8.1			-			11.7
SEHK:626	Public Financial Holdings Limited	NA		NA		NA		NM			2.6		NA			4.4			0.5			4.8

	Max	2.9	x	8.5	x	111.5	x	13.5	x		2.6	x	0.3	x		8.1	x		1.1	x		11.7	x
	Median	2.6		3.9		5.1		-			0.8		-			4.0			0.7			5.2
	Min	0.3		3.3		3.9		-		0.1			-		3.3			-			4.4
	Mean	2.0		5.2		40.2		4.5			1.2		0.1			4.5			0.7			6.6
	STDEV	1.5		2.8		61.8		7.8			1.1		0.2			1.8			0.4			2.9

	Dealership		Truck Financing		Combined
Methodology	Minimum	Maximum	Minimum	Maximum	Minimum1	Maximum

Guideline Public Company Method	$34,058.75	$305,870.75	$7,433.07	$103,888.64	$64,763.62	$409,759.39

AutoChina Group
Fair Market Value Range

($ in Millions)

	Dealership		Truck Financing		Combined
Methodology	Minimum	Maximum	Minimum	Maximum	Minimum1	Maximum

Guideline Public Company Method	$34,058.75	$305,870.75	$7,433.07	$103,888.64	$64,763.62	$409,759.39
Discounted Cash Flow Method	$79,769.86	$610,027.77	$42,021.14	$159,513.27	$121,791.00	$769,541.04

1 Minimum Value represented in the Guideline Public Company Method is based upon LTM multiples, and the Net Assets contributed from Spring Creek have not been incorporated into the Fair Market Value.  As such Houlihan has added the Net Assets present in Spring Creek Pre-Transaction

	Pre Transaction	Minimum	Maximum

Spring Creek Net Assets	$23,271.79	$23,271.79
Fair Market Value Auto China	$-	$41,491.82	$769,541.04
Total	$23,271.79	$64,763.62	$769,541.04

Spring Creek Ownership Percentage	100.00%	44.17%	20.89%
Fair Market Value of Spring Creek Stake	$23,271.79	$28,606.94	$160,776.26

AutoChina Group - Auto Dealership
Market Approach Summary: Guideline Public Companies
Base Case Scenario

	LTM 2008

	Price / Revenue

AutoChina Group - Auto Dealer Revenue	$410,545.5
Selected Multiples (X)[1]	0.1	x
Indicated Equity Value	$39,599.2

	Price / EBIT

AutoChina Group - Auto Dealer EBIT	$12,947.8
Selected Multiples (X)[1]	2.6	x
Indicated Equity Value	$34,058.8

Indicated Equity Value - Minimum[2]	$34,058.8
Indicated Equity Value - Maximum[2]	$39,599.2

1  Selected Multiples are the median multiples of the guideline public companies.
   See page 19 for selected median multiple.
2  Numbers presented may not foot due to rounding.

AutoChina Group - Auto Dealership
Market Approach Summary: Guideline Public Companies
Optimal Case Scenario

	2013

	Price / Revenue

AutoChina Group - Auto Dealer Revenue	$1,321,876.6
Selected Multiples (X)[1]	0.1	x
Enterprise Value Before Adjustments	$127,501.6
Present Value Discount @ 22.6%	$76,588.9
Indicated Equity Value	$50,912.7

	Price / EBIT

AutoChina Group - Auto Dealer EBIT	$291,203.2
Selected Multiples (X)[1]	2.6	x
Enterprise Value Before Adjustments	765,998.4
Present Value Discount @ 22.6%	460,127.6
Indicated Equity Value	$305,870.8

Indicated Equity Value - Minimum[2]	$50,912.7
Indicated Equity Value - Maximum[2]	$305,870.8

[1]	Selected Multiples are the median multiples of the guideline public companies.
See page 19 for selected median multiple.
[2]	Numbers presented may not foot due to rounding.

AutoChina Group - Commercial Vehicle Financing
Market Approach Summary: Guideline Public Companies
Base Case Scenario

($ in Thousands)

	LTM 2008

	Price / Book Value

AutoChina Group - Commercial Vehicle Financing Book Value	$14,389.7
Selected Multiples (X)[1]	0.7	x
Indicated Equity Value	$10,577.2

	Price / EBIT

AutoChina Group - Commercial Vehicle Financing EBIT	$1,876.4
Selected Multiples (X)[1]	4.0	x
Indicated Equity Value	$7,433.1

Indicated Equity Value - Minimum[2]	$7,433.1
Indicated Equity Value - Maximum[2]	$10,577.2

[1]	Selected Multiples are the median multiples of the guideline public companies.
See page 22 for selected median multiple.
[2]	Numbers presented may not foot due to rounding.

AutoChina Group - Commercial Vehicle Financing
Market Approach Summary: Guideline Public Companies
Optimal Case Scenario

($ in Thousands)

	FY 2013

	Price / Book Value

AutoChina Group - Commercial Vehicle Financing Book Value	$170,489.2
Selected Multiples (X)[1]	0.7	x
Enterprise Value Before Adjustments	$125,318.9
Present Value Discount @ 30.9%	$88,002.4
Indicated Equity Value	$37,316.6

	Price / EBIT

AutoChina Group - Commercial Vehicle Financing EBIT	$88,072.8
Selected Multiples (X)[1]	4.0	x
Enterprise Value Before Adjustments	$348,885.7
Present Value Discount @ 30.9%	$244,997.1
Indicated Equity Value	$103,888.6

Indicated Equity Value - Minimum[2]	$37,316.6
Indicated Equity Value - Maximum[2]	$103,888.6

1 Selected Multiples are the median multiples of the guideline public companies.
See page 22 for selected median multiple.
2 Numbers presented may not foot due to rounding.

AutoChina Group - Auto Dealership
Discounted Cash Flow Analysis - Base Case

($US)

		Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015
Revenue
Sales - Autos	$369,958,763	$403,682,077	$405,310,835	$465,477,192	$512,114,189	$553,083,324	$586,268,323	$609,719,056
Sales - Repairing	$40,586,768	$45,051,312	$46,676,029	$53,831,568	$59,605,379	$64,969,864	$69,517,754	$72,993,642
Total Revenue	$410,545,530.4	$448,733,388.9	$451,986,863.9	$519,308,760.6	$571,719,568.1	$618,053,187.4	$655,786,077.2	$682,712,697.9
Growth Rate %	NA	9.3%	0.7%	14.9%	10.1%	8.0%	6.0%	4.0%
Cost of Revenue
Cost of auto sales	355,274,457	379,784,098	380,627,405	437,083,084	480,875,223	518,239,074	548,160,882	568,867,879
Cost of repairing	30,967,685	44,668,217	47,321,169	54,813,496	60,698,713	64,774,954	69,170,165	72,482,686
Total Cost of Revenue	$386,242,141.6	$424,452,315.0	$427,948,574.7	$491,896,579.8	$541,573,936.6	$583,014,028.4	$617,331,047.5	$641,350,565.6
% of Revenue	94.1%	94.6%	94.7%	94.7%	94.7%	94.3%	94.1%	93.9%
Gross Profit	$24,303,388.8	$24,281,073.8	$24,038,289.2	$27,412,180.8	$30,145,631.5	$35,039,159.0	$38,455,029.8	$41,362,132.3
Gross Profit Margin %	5.9%	5.4%	5.3%	5.3%	5.3%	5.7%	5.9%	6.1%
Operating Expenses
Total general and administrative expenses	5,204,126	5,266,117	5,384,707	6,020,397	6,488,332	9,270,798	10,492,577	11,606,116
Total selling expenses	6,151,431	6,536,502	6,544,339	7,337,817	7,930,570	6,180,532	5,902,075	5,461,702
	1.5%	1.5%	1.4%	1.4%	1.4%	1.0%	0.9%	0.8%
Total depreciation and amortization	4,255,634	4,126,748	4,894,058	5,924,680	6,087,352	6,250,024	6,412,696	6,575,368
Total Operating Expenses	$11,355,556.6	$11,802,618.3	$11,929,045.6	$13,358,213.8	$14,418,901.4	$15,451,329.7	$16,394,651.9	$17,067,817.4
Total Operating Expense %	2.8%	2.6%	2.6%	2.6%	2.5%	2.5%	2.5%	2.5%
Operating Profit	$12,947,832.2	$12,478,455.5	$12,109,243.6	$14,053,967.0	$15,726,730.1	$19,587,829.3	$22,060,377.8	$24,294,314.8
Operating Profit Margin %	3.2%	0.0%	2.7%	2.7%	2.8%	3.2%	3.4%	3.6%
EBITDA	$17,203,466.6	$16,605,203.3	$17,003,301.7	$19,978,647.4	$21,814,082.4	$25,837,853.4	$28,473,073.8	$30,869,682.5
EBITDA Margin %	4.2%	3.7%	3.8%	3.8%	3.8%	4.2%	4.3%	4.5%
EBITDA Growth %		-3.5%	2.4%	17.5%	9.2%	18.4%	10.2%	8.4%

		Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015
EBITDA	$17,203,466.6	$16,605,203.3	$17,003,301.7	$19,978,647.4	$21,814,082.4	$25,837,853.4	$28,473,073.8	$30,869,682.5
Less: Depreciation & Amortization	4,255,634.4	4,126,747.7	4,894,058.1	5,924,680.5	6,087,352.3	6,250,024.1	6,412,695.9	6,575,367.7
Earnings Before Interest and Taxes	$12,947,832.2	$12,478,455.5	$12,109,243.6	$14,053,967.0	$15,726,730.1	$19,587,829.3	$22,060,377.8	$24,294,314.8
Less: Income (Taxes) Benefit	3,236,958.0	3,119,613.9	3,027,310.9	3,513,491.7	3,931,682.5	4,896,957.3	5,515,094.5	6,073,578.7
Adjusted Net Income	$9,710,874.1	$9,358,841.7	$9,081,932.7	$10,540,475.2	$11,795,047.6	$14,690,872.0	$16,545,283.4	$18,220,736.1
Plus: Depreciation & Amortization	4,255,634.4	4,126,747.7	4,894,058.1	5,924,680.5	6,087,352.3	6,250,024.1	6,412,695.9	6,575,367.7
Gross Cash Flow	$13,966,508.6	$13,485,589.4	$13,975,990.8	$16,465,155.7	$17,882,399.9	$20,940,896.1	$22,957,979.3	$24,796,103.8
Less: Additions in Working Capital	2,463,434.8	2,692,577.0	2,712,099.1	3,116,057.0	3,430,542.4	3,704,985.8	3,927,285.0	4,084,376.4
Less: Capital Expenditures		7,197,973.1	7,197,973.1	3,598,986.5	3,962,211.3	7,197,973.1	7,197,973.1	3,598,986.5
Enterprise Net Cash Flow	$11,503,073.8	$3,595,039.4	$4,065,918.6	$9,750,112.2	$10,489,646.2	$10,037,937.2	$11,832,721.3	$17,112,740.9

			2009	2010	2011	2012	2013	2014	2015
Present Value of Enterprise Net Cash Flows
Present Value Factor @ 17.1%			0.9240	0.7889	0.6735	0.5750	0.4909	0.4191	0.3578
Present Value of Net Cash Flows			3,321,766.1	3,207,412.8	6,566,539.7	6,031,406.3	4,927,572.3	4,959,112.3	6,123,076.3
Total Present Value of Enterprise Net Cash Flows	$35,136,885.7
			1.59%	1.39%	0.63%	0.64%	1.10%	1.05%	0.50%
Present Value of Terminal Enterprise Net Cash Flow:
Terminal Period (2015 Net Cash Flow X Terminal Growth at 3.0%	17,626,123.1
Capitalization Multiple	7.1	x
Terminal Value	124,740,001.3
Present Value Factor @ 17.1%	0.3578
Present Value of Terminal Enterprise Net Cash Flow	$44,632,975.4

Valuation Summary
Total Present Value of Enterprise Net Cash Flows (2009 through 2015)	$35,136,885.7
Terminal Value	44,632,975.4
Indicated Enterprise Value	$79,769,861.0
Less: Debt	-
Indicated Equity Value	$79,769,861.0

AutoChina Group - Auto Dealership
Discounted Cash Flow Analysis - Optimal Case Scenario

($US)

		Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015
Revenue
Sales - Autos	$369,958,763	$437,476,237	$546,845,296	$724,570,018	$999,906,624	$1,321,876,557	$1,586,251,869	$1,744,877,056
Sales - Repairing	$40,586,768	$49,617,323	$64,006,347	$89,608,886	$130,380,929	$172,363,589	$206,836,306	$227,519,937
Total Revenue	$410,545,530.4	$487,093,560.5	$610,851,643.5	$814,178,903.7	$1,130,287,553.6	$1,494,240,145.8	$1,793,088,175.0	$1,972,396,992.5
Growth Rate %	NA	18.6%	25.4%	33.3%	38.8%	32.2%	20.0%	10.0%
Cost of Revenue
Cost of auto sales	355,274,457	404,446,781	486,692,314	612,261,665	789,926,233	1,044,282,480	1,253,138,976	1,378,452,874
Cost of repairing	30,967,685	43,167,071	54,085,363	73,479,287	99,741,411	131,858,145	158,229,774	174,052,752
Total Cost of Revenue	$386,242,141.6	$447,613,852.5	$540,777,677.1	$685,740,951.5	$889,667,644.1	$1,176,140,625.5	$1,411,368,750.6	$1,552,505,625.6
% of Total Revenue	94.1%	91.9%	88.5%	84.2%	78.7%	78.7%	78.7%	78.7%
Gross Profit	$24,303,388.8	$39,479,707.9	$70,073,966.4	$128,437,952.2	$240,619,909.5	$318,099,520.3	$381,719,424.4	$419,891,366.8
Gross Profit Margin %	5.9%	8.1%	11.5%	15.8%	21.3%	21.3%	21.3%	21.3%
Operating Expenses
Total general and administrative expenses	5,204,126	4,870,936	6,108,516	8,141,789	10,172,588	13,448,161	16,137,794	17,751,573
Total selling expenses	6,151,431	5,845,123	6,108,516	6,920,521	9,607,444	13,448,161	16,137,794	17,751,573
Total Operating Expenses	$11,355,556.6	$10,716,058.3	$12,217,032.9	$15,062,309.7	$19,780,032.2	$26,896,322.6	$32,275,587.1	$35,503,145.9
Total Operating Expense %	2.8%	2.2%	2.0%	1.9%	1.8%	1.8%	1.8%	1.8%
Operating Profit	$12,947,832.2	$28,763,649.6	$57,856,933.5	$113,375,642.5	$220,839,877.3	$291,203,197.7	$349,443,837.2	$384,388,221.0
Operating Margin %	3.2%	5.9%	9.5%	13.9%	19.5%	19.5%	19.5%	19.5%
EBITDA	$17,203,466.6	$32,890,397.3	$62,750,991.6	$119,300,323.0	$226,927,229.6	$297,453,221.8	$355,856,533.2	$390,963,588.7
EBITDA Margin %	4.2%	6.8%	10.3%	14.7%	20.1%	19.9%	19.8%	19.8%
EBITDA Growth %		91.2%	90.8%	90.1%	90.2%	31.1%	19.6%	9.9%

		Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015

EBITDA	$17,203,466.6	$32,890,397.3	$62,750,991.6	$119,300,323.0	$226,927,229.6	$297,453,221.8	$355,856,533.2	$390,963,588.7
Less: Depreciation & Amortization	4,255,634.4	4,126,747.7	4,894,058.1	5,924,680.5	6,087,352.3	6,250,024.1	6,412,695.9	6,575,367.7
Earnings Before Interest and Taxes	$12,947,832.2	$28,763,649.6	$57,856,933.5	$113,375,642.5	$220,839,877.3	$291,203,197.7	$349,443,837.2	$384,388,221.0
Less: Income (Taxes) Benefit	3,236,958.0	7,190,912.4	14,464,233.4	28,343,910.6	55,209,969.3	72,800,799.4	87,360,959.3	96,097,055.2
Adjusted Net Income	$9,710,874.1	$21,572,737.2	$43,392,700.2	$85,031,731.9	$165,629,908.0	$218,402,398.3	$262,082,877.9	$288,291,165.7
Plus: Depreciation & Amortization	4,255,634.4	4,126,747.7	4,894,058.1	5,924,680.5	6,087,352.3	6,250,024.1	6,412,695.9	6,575,367.7
Gross Cash Flow	$13,966,508.6	$25,699,484.9	$48,286,758.2	$90,956,412.4	$171,717,260.3	$224,652,422.4	$268,495,573.9	$294,866,533.5
Less: Additions in Working Capital	2,463,434.8	4,926,869.6	6,178,661.8	8,235,282.9	11,432,668.8	15,113,988.1	18,136,785.8	19,950,464.3
Less: Capital Expenditures		14,428,425.1	18,094,320.9	24,117,172.4	33,480,773.9	44,261,583.1	53,113,899.7	58,425,289.7
Enterprise Net Cash Flow	$11,503,073.8	$6,344,190.2	$24,013,775.5	$58,603,957.1	$126,803,817.6	$165,276,851.2	$197,244,888.4	$216,490,779.5

		2009	2010	2011	2012	2013	2014	2015
Present Value of Enterprise Net Cash Flows
Present Value Factor @ 22.6%		0.9030	0.7364	0.6005	0.4897	0.3993	0.3256	0.2655
Present Value of Net Cash Flows		5,728,980.2	17,683,320.4	35,191,077.1	62,092,649.7	65,996,688.0	64,227,070.8	57,484,930.3
Total Present Value of Enterprise Net Cash Flows	$308,404,716.6

Present Value of Terminal Enterprise Net Cash Flow:
Terminal Period (2015 Net Cash Flow X Terminal Growth at 3.0%	222,985,502.9
Capitalization Multiple	5.1	x
Terminal Value	1,135,925,705.2
Present Value Factor @ 22.6%	0.2655
Present Value of Terminal Enterprise Net Cash Flow	$301,623,053.8

Valuation Summary
Total Present Value of Enterprise Net Cash Flows (2009 through 2015)	$308,404,716.6
Terminal Value	301,623,053.8
Indicated Enterprise Value	610,027,770.4
Less: Debt	-
Indicated Equity Value	610,027,770.4

AutoChina, Inc. - Commercial Vehicle Financing
Discounted Cash Flow Analysis - Base Case

		Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Total Revenue	$35,792,676.7	$118,728,118.2	$170,531,660.3	$246,976,887.3	$405,289,072.1	$543,492,645.7	$679,365,807.1	$781,270,678.1	$859,397,745.9	$902,367,633.2
Growth Rate %	NA	231.7%	43.6%	44.8%	64.1%	34.1%	25.0%	15.0%	10.0%	5.0%
Cost of Revenue	$33,531,998	$111,960,615.4	$160,640,824.0	$232,602,832.5	$404,675,643.2	$542,670,037.6	$678,337,547.0	$780,088,179.0	$858,096,996.9	$901,001,846.8
% of Total Revenue	93.7%	94.3%	94.2%	94.2%	99.8%	99.8%	99.8%	99.8%	99.8%	99.8%
Gross Profit	$2,260,679.2	$6,767,502.7	$9,890,836.3	$14,374,054.8	$613,428.8	$822,608.1	$1,028,260.1	$1,182,499.1	$1,300,749.0	$1,365,786.5
Gross Profit Margin %	6.3%	5.7%	5.8%	5.8%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%
Total general and administrative expenses	1,477,950.86	4,327,477.75	6,104,048.85	8,599,730.33	12,386,556.83	16,610,372.71	20,762,965.88	23,877,410.77	26,265,151.84	27,578,409.43
Total selling expenses	890,993.22	2,321,296.87	3,015,891.50	4,366,556.25	6,535,577.39	8,764,209.28	10,955,261.60	12,598,550.84	13,858,405.93	14,551,326.22
Total Operating Expenses	2,618,212.32	7,783,279.54	11,285,626.89	15,963,482.97	22,739,899.54	30,012,916.23	37,177,130.66	41,934,864.78	45,582,460.94	47,588,638.83
Total Operating Expenses %	7.3%	6.6%	6.6%	6.5%	5.6%	5.5%	5.5%	5.4%	5.3%	5.3%
Other operating income/expenses
Interest income - truck financing	2,233,938.0	6,456,682	12,662,550	20,315,271	32,346,584	43,376,769	54,220,961	62,354,105	68,589,516	72,018,992
Net other operating income/expenses	2,233,938.01	6,456,682.10	12,662,549.54	20,315,270.68	32,346,583.80	43,376,768.87	54,220,961.09	62,354,105.26	68,589,515.78	72,018,991.57

Operating Profit	1,876,404.85	5,440,905.30	11,267,758.94	18,725,842.55	10,220,113.10	14,186,460.72	18,072,090.53	21,601,739.59	24,307,803.86	25,796,139.22
Operating Profit Margin %	5.2%	4.6%	6.6%	7.6%	2.5%	2.6%	2.7%	2.8%	2.8%	2.9%
Other nonoperating income/expenses
Net interest expenses	-	839,764	887,750	1,439,595	3,938,191	-	-	-	-	-
Net nonoperating income/expenses	-	(839,763.52)	(887,750.01)	(1,439,594.61)	(3,938,191.01)	(3,938,191.01)	(3,938,191.01)	(3,938,191.01)	(3,938,191.01)	(3,938,191.01)
Profit before taxes	1,876,404.8	4,601,142	10,380,009	17,286,248	6,281,922	10,248,270	14,133,900	17,663,549	20,369,613	21,857,948
Less: Income taxes	187,640.5	460,114	1,038,001	1,728,625	628,192	1,024,827	1,413,390	1,766,355	2,036,961	2,185,795
Net Income (Loss)	$1,688,764.4	$4,141,027.6	$9,342,008.0	$15,557,623.1	$5,653,729.9	$9,223,442.7	$12,720,509.6	$15,897,193.7	$18,332,651.6	$19,672,153.4
Total Operating Expense %
Operating Profit	$1,876,404.8	$5,440,905.3	$11,267,758.9	$18,725,842.5	$10,220,113.1	$14,186,460.7	$18,072,090.5	$21,601,739.6	$24,307,803.9	$25,796,139.2
Operating Profit Margin %	5.2%	4.6%	6.6%	7.6%	2.5%	2.6%	2.7%	2.8%	2.8%	2.9%
EBITDA	$2,125,673	$6,575,410	$13,433,445	$21,723,039	$14,037,878	$18,824,795	$23,530,994	$27,060,643	$29,766,707	$31,255,042
EBITDA Margin %		5.5%	7.9%	8.8%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
EBITDA Growth %		209.3%	104.3%	61.7%	-35.4%	34.1%	25.0%	15.0%	10.0%	5.0%

		Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017

EBITDA	$2,125,673.1	$6,575,410.2	$13,433,445.5	$21,723,038.9	$14,037,878.4	$18,824,795.0	$23,530,993.7	$27,060,642.8	$29,766,707.0	$31,255,042.4
Less: Depreciation & Amortization	249,268.2	1,134,504.9	2,165,686.5	2,997,196.4	3,817,765.3	4,638,334.2	5,458,903.2	5,458,903.2	5,458,903.2	5,458,903.2
Earnings Before Interest and Taxes	$1,876,404.8	$5,440,905.3	$11,267,758.9	$18,725,842.5	$10,220,113.1	$14,186,460.7	$18,072,090.5	$21,601,739.6	$24,307,803.9	$25,796,139.2
Less: Income (Taxes) Benefit	187,640.5	460,114.2	1,038,000.9	1,728,624.8	628,192.2	1,024,827.0	1,413,390.0	1,766,354.9	2,036,961.3	2,185,794.8
Adjusted Net Income	$1,688,764.4	$4,980,791.1	$10,229,758.0	$16,997,217.8	$9,591,920.9	$13,161,633.7	$16,658,700.6	$19,835,384.7	$22,270,842.6	$23,610,344.4
Plus: Depreciation & Amortization	249,268.2	1,134,504.9	2,165,686.5	2,997,196.4	3,817,765.3	4,638,334.2	5,458,903.2	5,458,903.2	5,458,903.2	5,458,903.2
Gross Cash Flow	$1,938,032.6	$6,115,296.0	$12,395,444.6	$19,994,414.1	$13,409,686.2	$17,799,968.0	$22,117,603.8	$25,294,287.9	$27,729,745.8	$29,069,247.6
Less: Additions in Working Capital	17,697,217.0	18,942,392.2	7,256,261.8	3,780,305.7	2,151,090.0	2,884,611.7	3,605,764.6	4,146,629.3	4,561,292.2	4,789,356.8
Less: Capital Expenditures	2,856,155.7	6,478,175.7	4,534,723.0	4,318,783.8	4,318,783.8	5,791,489.1	5,458,903.2	5,458,903.2	5,458,903.2	5,458,903.2
Enterprise Net Cash Flow	$(18,615,340.1)	$(19,305,271.9)	$604,459.8	$11,895,324.6	$6,939,812.4	$9,123,867.2	$13,052,936.0	$15,688,755.4	$17,709,550.3	$18,820,987.6

Present Value of Enterprise Net Cash Flows		2009	2010	2011	2012	2013	2014	2015	2016	2017
Present Value Factor @ 19.6%		0.9142	0.7641	0.6387	0.5338	0.4462	0.3729	0.3117	0.2605	0.2178
Present Value of Net Cash Flows		(17,649,538.0)	461,891.2	7,597,372.0	3,704,671.2	4,070,949.6	4,867,879.5	4,890,293.7	4,613,906.9	4,098,439.6
Total Present Value of Enterprise Net Cash Flows	$16,655,865.7

Present Value of Terminal Enterprise Net Cash Flow:
Terminal Period (2017 Net Cash Flow X Terminal Growth at 3.0%	19,385,617.2
Capitalization Multiple	6.01
Terminal Value	116,483,216.4
Present Value Factor @ 19.6%	0.2178
Present Value of Terminal Enterprise Net Cash Flow	$25,365,269.7

Valuation Summary
Total Present Value of Enterprise Net Cash Flows (2009 through 2017)	$16,655,865.7
Terminal Value	$25,365,269.7
Indicated Enterprise Value	$42,021,135.5
Less: Debt	-
Indicated Equity Value	$42,021,135.5

AutoChina, Inc. - Commercial Vehicle Financing
Discounted Cash Flow Analysis - High Growth Case

	Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Total Revenue	$35,792,676.7	$118,728,118.2	$170,531,660.3	$277,966,606.3	$489,221,227.0	$839,014,404.3	$1,174,620,166.1	$1,409,544,199.3	$1,550,498,619.2	$1,628,023,550.2
Growth Rate %	NA	231.7%	43.6%	63.0%	76.0%	71.5%	40.0%	20.0%	10.0%	5.0%
Cost of Revenue	$33,531,998	$111,960,615.4	$160,640,824.0	$261,844,543.1	$460,846,395.9	$784,478,468.1	$1,098,269,855.3	$1,317,923,826.3	$1,449,716,209.0	$1,522,202,019.4
% of Total Revenue	93.7%	94.3%	94.2%	94.2%	94.2%	93.5%	93.5%	93.5%	93.5%	93.5%
Gross Profit	$2,260,679.2	$6,767,502.7	$9,890,836.3	$16,122,063.2	$28,374,831.2	$54,535,936.3	$76,350,310.8	$91,620,373.0	$100,782,410.3	$105,821,530.8
Gross Profit Margin %	6.3%	5.7%	5.8%	5.8%	5.8%	6.5%	6.5%	6.5%	6.5%	6.5%
Total general and administrative expenses	1,477,950.86	4,327,477.75	6,104,048.85	8,338,998.19	12,964,362.52	18,877,824.10	26,428,953.74	31,714,744.48	34,886,218.93	36,630,529.88
Total selling expenses	890,993.22	2,321,296.87	3,015,891.50	4,447,465.70	5,870,654.72	10,068,172.85	14,095,441.99	16,914,530.39	18,605,983.43	19,536,282.60
Depreciation	249,268.25	1,134,504.92	2,165,686.54	2,997,196.39	3,817,765.32	4,638,334.25	5,458,903.17	5,458,903.17	5,458,903.17	5,458,903.17
Total Operating Expenses	2,618,212.32	7,783,279.54	11,285,626.89	15,783,660.28	22,652,782.56	33,584,331.20	45,983,298.90	54,088,178.05	58,951,105.54	61,625,715.65
Total Operating Expenses %	7.3%	6.6%	6.6%	5.7%	4.6%	4.0%	3.9%	3.8%	3.8%	3.8%
Other operating income/expenses
Interest income - truck financing	2,233,938.0	6,456,682	12,662,550	22,237,329	39,137,698	67,121,152	93,969,613	112,763,536	124,039,890	130,241,884
Net other operating income/expenses	2,233,938.01	6,456,682.10	12,662,549.54	22,237,328.50	39,137,698.16	67,121,152.35	93,969,613.29	112,763,535.94	124,039,889.54	130,241,884.02

Operating Profit	1,876,404.85	5,440,905.30	11,267,758.94	22,575,731.39	44,859,746.77	88,072,757.44	124,336,625.18	150,295,730.85	165,871,194.25	174,437,699.12
Operating Profit Margin %	5.2%	4.6%	6.6%	8.1%	9.2%	10.5%	10.6%	10.7%	10.7%	10.7%
EBITDA	$2,125,673	$6,575,410	$13,433,445	$25,572,928	$48,677,512	$92,711,092	$129,795,528	$155,754,634	$171,330,097	$179,896,602
EBITDA Margin %		5.5%	7.9%	9.2%	9.9%	11.1%	11.1%	11.1%	11.1%	11.1%
EBITDA Growth %		209.3%	104.3%	90.4%	90.3%	90.5%	40.0%	20.0%	10.0%	5.0%

	Projected Period
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017

EBITDA	$2,125,673.1	$6,575,410.2	$13,433,445.5	$25,572,927.8	$48,677,512.1	$92,711,091.7	$129,795,528.4	$155,754,634.0	$171,330,097.4	$179,896,602.3
Less: Depreciation & Amortization	249,268.2	1,134,504.9	2,165,686.5	2,997,196.4	3,817,765.3	4,638,334.2	5,458,903.2	5,458,903.2	5,458,903.2	5,458,903.2
Earnings Before Interest and Taxes	$1,876,404.8	$5,440,905.3	$11,267,758.9	$22,575,731.4	$44,859,746.8	$88,072,757.4	$124,336,625.2	$150,295,730.8	$165,871,194.3	$174,437,699.1
Less: Income (Taxes) Benefit	187,640.5	460,114.2	1,038,000.9	2,113,613.7	4,092,155.6	8,413,456.6	12,039,843.4	14,635,754.0	16,193,300.3	17,049,950.8
Adjusted Net Income	$1,688,764.4	$4,980,791.1	$10,229,758.0	$20,462,117.7	$40,767,591.2	$79,659,300.8	$112,296,781.8	$135,659,976.9	$149,677,893.9	$157,387,748.3
Plus: Depreciation & Amortization	249,268.2	1,134,504.9	2,165,686.5	2,997,196.4	3,817,765.3	4,638,334.2	5,458,903.2	5,458,903.2	5,458,903.2	5,458,903.2
Gross Cash Flow	$1,938,032.6	$6,115,296.0	$12,395,444.6	$23,459,314.1	$44,585,356.5	$84,297,635.0	$117,755,684.9	$141,118,880.0	$155,136,797.1	$162,846,651.5
Less: Additions in Working Capital	17,697,217.0	18,942,392.2	7,256,261.8	3,780,305.7	2,151,090.0	3,689,119.3	5,164,767.1	6,197,720.5	6,817,492.6	7,158,367.2
Less: Capital Expenditures	2,856,155.7	6,478,175.7	4,534,723.0	4,318,783.8	7,601,059.5	13,035,817.1	18,250,144.0	5,458,903.2	5,458,903.2	5,458,903.2
Enterprise Net Cash Flow	$(18,615,340.1)	$(19,305,271.9)	$604,459.8	$15,360,224.5	$34,833,207.0	$67,572,698.6	$94,340,773.9	$129,462,256.4	$142,860,401.4	$150,229,381.1

Present Value of Enterprise Net Cash Flows		2009	2010	2011	2012	2013	2014	2015	2016	2017
Present Value Factor @ 30.9%		0.8741	0.6678	0.5102	0.3898	0.2978	0.2275	0.1738	0.1328	0.1014
Present Value of Net Cash Flows		(16,874,025.0)	403,641.4	7,836,306.0	13,576,655.8	20,121,304.8	21,461,982.7	22,500,859.4	18,969,388.3	15,239,891.3
Total Present Value of Enterprise Net Cash Flows	$103,236,004.7

Present Value of Terminal Enterprise Net Cash Flow:
Terminal Period (2017 Net Cash Flow X Terminal Growth at 3.0%	154,736,262.6
Capitalization Multiple	3.59
Terminal Value	554,761,132.6
Present Value Factor @ 30.9%	0.1014
Present Value of Terminal Enterprise Net Cash Flow	$56,277,269.3

Valuation Summary
Total Present Value of Enterprise Net Cash Flows (2009 through 2017)	$103,236,004.7
Terminal Value	56,277,269.3
Indicated Enterprise Value	$159,513,274.0
Less: Debt	-
Indicated Equity Value	$159,513,274.0

THE COMPANIES LAW

EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

AUTOCHINA INTERNATIONAL LIMITED

1.	The name of the Company is AutoChina International Limited.

2.
The Registered Office of the Company shall be at the Registered Office of ATC Trustees (Cayman) Limited, in George Town, Grand Cayman KY1-1203, Cayman Islands, currently located on the second floor of Cayside, Harbour Drive, P.O. Box 30592.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.
Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of The Companies Law.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.
The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such members shares.

8.	The share capital of the Company is US$51,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of US$0.001 each.

9.	The Company may exercise the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

The Companies Law (Revised)
Company Limited by Shares

THE AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

AUTOCHINA INTERNATIONAL LIMITED
(Adopted by way of a special resolution passed on _______, 2009)

INDEX

SUBJECT	Article No.

Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
Share Rights	8-9
Variation Of Rights	10-11
Shares	12-15
Share Certificates	16-21
[Intentionally Omitted]	22-42
Register Of Members	43-44
Record Dates	45
[Intentionally Omitted]	46-51
Transmission Of Shares	52
[Intentionally Omitted]	53-54
Untraceable Members	55
General Meetings	56-58
Notice Of General Meetings	59-60
Proceedings At General Meetings	61-65
Voting	66, 68-69, 71-77
[Intentionally Omitted]	67-70
Proxies	78-83
Corporations Acting By Representatives	84
No Action By Written Resolutions Of Members	85
Board Of Directors	86
[Intentionally Omitted]	87-88
Disqualification Of Directors	89
Executive Directors	90-91
[Intentionally Omitted]	92-95
Directors Fees and Expenses	96-99
Directors Interests	100
[Intentionally Omitted]	101-103
General Powers Of The Directors	104-109
Borrowing Powers	110-113
Proceedings Of The Directors	114-125
[Intentionally Omitted]	126
Officers	127-130
Register of Directors and Officers	131
Minutes	132
Seal	133
Authentication Of Documents	134-135
Dividends and Other Payments	136-145
Reserves	146
Capitalization	147-148
Subscription Rights Reserve	149
Accounting Records	150-154
Audit	155-157, 159-160

[Intentionally Omitted]	158
Notices	161-163
Signatures	164
Winding Up	165-166
Indemnity	167
Amendment to Memorandum and Articles of Association and Name of Company	168
Information	169

TABLE A

1.           The regulations in Table A in the Schedule to the Companies Law (Revised) do not apply to the Company.

INTERPRETATION

2.           2.1 Certain of the terms contained in these Articles that are listed in the first column of the table below, unless the context otherwise requires, shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

Auditor	the independent auditor of the Company which shall be a firm of independent accountants registered with the Public Company Accounting Oversight Board.

Articles	these Articles in their present form or as supplemented or amended or substituted from time to time.

AutoChina	AutoChina Group Inc

AutoChina Acquisition	the Companys acquisition of all of the outstanding shares of AutoChina from the AutoChina Shareholders pursuant to the Share Exchange Agreement.

AutoChina Shareholders
Honest Best Intl Ltd (FounderCo) and any other registered owner of share capital of AutoChina immediately prior to the consummation of the AutoChina Acquisition and the transactions contemplated by the Share Exchange Agreement.

AutoChina Shareholders
Representative
Yan Wang or such other individual as designated by FounderCo in writing, who has been irrevocably and fully authorized to act on behalf of all of the AutoChina Shareholders with respect to such matters as designated herein.

Board or Directors	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

capital	the share capital from time to time of the Company.

clear days	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

clearing house
a clearing house recognized by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Company	AutoChina International Limited.

Company Shareholders
Representative
shall mean James Sha or such other individual as designated by a majority of the existing shareholders of the Company that were also shareholders of the Company immediately prior to the AutoChina Acquisition, such designation in writing, who has been irrevocably and fully authorized to act on behalf of all of the shareholders of the Company with respect to such matters as designated herein.

competent regulatory authority
a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

debenture	and include debenture stock and debenture stockholder debenture holder respectively.

Designated Stock Exchange	the OTC Bulletin Board or such other exchange or interdealer quotation system upon which the Companys securities are listed or quoted.

dollars and $	dollars, the legal currency of the United States of America.

head office	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

Law	The Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Member	a duly registered holder from time to time of the shares in the capital of the Company.

month	a calendar month.

Notice	written notice unless otherwise specifically stated and as further defined in these Articles.

Office	the registered office of the Company for the time being.

ordinary resolution
a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days Notice has been duly given.

paid up	paid up or credited as paid up.

Register
the principal register and, where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

Registration Office
in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

Seal	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

Secretary	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

Share Exchange Agreement
a Share Exchange Agreement dated February 4, 2009, made by and among Li Yonghui, Yan Wang, FounderCo, AutoChina, Fancy Think Limited, the entities listed on Schedule A6 thereto, and the Company, with respect to the Companys acquisition of 1,000 shares of a nominal or par value of US$0.001 each in the capital of AutoChina from FounderCo.

special resolution
a resolution shall be a special resolution when it has been passed by not less than two-thirds (2/3) of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days Notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) percent in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than ten (10) clear days Notice has been given; a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

Statutes	the Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

year"	a calendar year.

2.2           In these Articles, unless there be something within the subject or context inconsistent with such construction:

  (a)           words importing the singular include the plural and vice versa;

  (b)           words importing a gender include both genders and the neuter;

  (c)           words importing persons include companies, associations and bodies of persons whether corporate or not;

  (d)           the words:

   (i)           may shall be construed as permissive;

   (ii)           shall or will shall be construed as imperative;

  (e)           expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Members election comply with all applicable Statutes, rules and regulations;

  (f)           references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

  (g)           save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

  (h)           references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3.             3.1           The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of $0.001 each.

  3.2           Subject to the Law, the Companys Memorandum and Articles of Association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Law.

  3.3           No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.            The Company may from time to time by ordinary resolution in accordance with the Law alter the conditions of its Memorandum of Association to:

  (a)           increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

  (b)           consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

  (c)           without prejudice to the powers of the Board under Article 12, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words non-voting shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favorable voting rights, must include the words restricted voting or limited voting;

  (d)           sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

  (e)           cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5.            The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Companys benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6.            The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7.            Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and installments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8.            Subject to the provisions of the Law, the rules of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 12 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9.             Subject to the Law, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorized by its Memorandum of Association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable laws.

VARIATION OF RIGHTS

10.           Subject to the Law and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

    (a)           the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;

    (b)           every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

    (c)           any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

11.           The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12.           12.1         Subject to the Law, these Articles (including without limitation the provisions of Article 105) and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

  12.2         Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

  12.3         Subject to the provisions of Article 105, the Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13.           The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14.           Except as required by law, no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15.           Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognize a renunciation thereof by the allottee in favor of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16.           Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

17.           17.1         In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

  17.2         Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18.           Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

19.           Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20.           20.1         Upon every transfer of shares the certificate held by the transferor, if any, shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

  20.2         The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21.           If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

22.           [Intentionally Omitted]

23.           [Intentionally Omitted]

24.           [Intentionally Omitted]

25.           [Intentionally Omitted]

26.           [Intentionally Omitted]

27.           [Intentionally Omitted]

28.           [Intentionally Omitted]

29.           [Intentionally Omitted]

30.           [Intentionally Omitted]

31.           [Intentionally Omitted]

32.           [Intentionally Omitted]

33.           [Intentionally Omitted]

34.           [Intentionally Omitted]

35.           [Intentionally Omitted]

36.           [Intentionally Omitted]

37.           [Intentionally Omitted]

38.           [Intentionally Omitted]

39.           [Intentionally Omitted]

40.           [Intentionally Omitted]

41.           [Intentionally Omitted]

42.           [Intentionally Omitted]

REGISTER OF MEMBERS

43.           43.1        The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

  (a)           the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

  (b)           the date on which each person was entered in the Register; and

  (c)           the date on which any person ceased to be a Member.

  43.2       The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

44.           The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge, at the Office or such other place as determined by the Board. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

45.           For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

  If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

  A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

46.           [Intentionally Omitted]

47.           [Intentionally Omitted]

48.           [Intentionally Omitted]

49.           [Intentionally Omitted]

50.           [Intentionally Omitted]

51.           [Intentionally Omitted]

TRANSMISSION OF SHARES

52.           If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognized by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53.           [Intentionally Omitted]

54.           [Intentionally Omitted]

UNTRACEABLE MEMBERS

55.           55.1         Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending checks for dividend entitlements or dividend warrants after the first occasion on which such a check or warrant is returned undelivered.

  55.2         The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

    (a)           all checks or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorized by the Articles of the Company have remained uncashed;

    (b)           so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

    (c)           the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

    For the purpose of the foregoing, the relevant period means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

  55.3         To give effect to any such sale the Board may authorize some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56.           An annual general meeting of the Company shall be held in each year other than the year of the Companys incorporation at such time and place as may be determined by the Board.

57.           Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the Board.

58.           Only a majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

NOTICE OF GENERAL MEETINGS

59.           59.1         An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

    (a)           in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

    (b)           in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent (95%) in nominal value of the issued shares giving that right.

  59.2         The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

60.           The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61.           61.1         All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

    (a)           the declaration and sanctioning of dividends;

    (b)           consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

    (c)           the election of Directors;

    (d)           appointment of Auditors (where special notice of the intention for such appointment is not required by the Law) and other officers;

    (e)           the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

    (f)           the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 percent (20%) in nominal value of its existing issued share capital; and

    (g)           the granting of any mandate or authority to the Directors to repurchase securities of the Company.

  61.2         No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

62.           If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63.           The chairman of the Company shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

64.           The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65.           If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

66.           Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. A resolution put to the vote of a meeting shall be decided by a poll.

67.           [Intentionally Omitted]

68.           If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange.

69.           A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

70.           [Intentionally Omitted]

71.           Votes may be given either personally or by proxy.

72.           A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

73.           All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

74.           Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

75.           75.1         A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, by his receiver, committee, curator horns or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

  75.2         Any person entitled under Article 53 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

76.           No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered.

77.           If:

    (a)           any objection shall be raised to the qualification of any voter; or

    (b)           any votes have been counted which ought not to have been counted or which might have been rejected; or

    (c)           any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

78.           Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

79.           The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

80.           The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

81.           Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

82.           A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

83.           Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

84.           84.1         Any corporation which is a Member may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorized shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorized is present thereat.

  84.2         If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorize such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorization shall specify the number and class of shares in respect of which each such representative is so authorized. Each person so authorized under the provisions of this Article shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

  84.3         Any reference in these Articles to a duly authorized representative of a Member being a corporation shall mean a representative authorized under the provisions of this Article.

ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

85.           A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Articles, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a special resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date.  Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members.

BOARD OF DIRECTORS

86.           86.1         At all times prior to December 31, 2011 (the Concerned Period), unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2) and not more than seven (7). Following the Concerned Period, the number of Directors shall be such number as determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and shall hold office until their successors are elected or appointed.

  86.2         Subject to the Articles and the Law, during the Concerned Period, the Directors shall consist of two (2) persons nominated by the AutoChina Shareholders Representative, two (2) persons nominated by the Company Shareholders Representative and three (3) persons as independent non-executive directors (the Independent Non-Executive Directors), provided that the Independent Non-Executive Director candidates who are actually nominated shall be mutually agreed upon by the AutoChina Shareholders Representative and the Company Shareholders Representative.

  86.3         Subject to the provisions of Article 86.2, the Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

  86.4         No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

  86.5         Subject to any provision to the contrary in these Articles, a Director may be removed by way of (i) an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement), or (ii) a two-thirds vote of the Board of Directors if such removal is for cause at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

  86.6         Subject to the provisions of Article 86.2, a vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

  86.7         [Intentionally Omitted]

  86.8         [Intentionally Omitted]

87.           [Intentionally Omitted]

88.           [Intentionally Omitted]

DISQUALIFICATION OF DIRECTORS

89.           The office of a Director shall be vacated if the Director:

  89.1         resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

  89.2         becomes of unsound mind or dies;

  89.3         without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

  89.4         becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

  89.5         is prohibited by law from being a Director; or

  89.6         ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

90.           The Board may from time to time appoint any one or more of its body to hold any employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

91.           Notwithstanding Articles 96, 97, 98 and 99, an executive director appointed to an office under Article 90 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

92.           [Intentionally Omitted]

93.           [Intentionally Omitted]

94.           [Intentionally Omitted)

95.           [Intentionally Omitted]

DIRECTORS FEES AND EXPENSES

96.           The Directors shall receive such remuneration as the Board may from time to time determine. The ordinary remuneration of the Directors shall from time to time be determined by the Board and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day.

97.           Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

98.           Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

99.           The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS' INTERESTS

100.         100.1       No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Directors or officers votes are counted for such purpose, if:

    (a)           The material facts as to the Directors or officers relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

    (b)           The material facts as to the Directors or officers relationship or interest and as to the contract or transaction are disclosed or are known to the Shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Shareholders; or

    (c)           The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the Shareholders.

  100.2       Common or interested Directors may be counted in determining the presence of a quorum and may vote at a meeting of the Board or of a committee which authorizes the contract or transaction.

101.         [Intentionally Omitted]

102.         [Intentionally Omitted]

103.         [Intentionally Omitted]

GENERAL POWERS OF THE DIRECTORS

104.         104.1       Subject to the provisions of Article 105, the business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

  104.2       Subject to the provisions of Article 105, without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

    (a)           To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

    (b)           To give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

    (c)           To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

105.         No director, officer, committee member, employee, agent of the Company or any Group Company (hereinafter, as defined in the Share Exchange Agreement) or any of their respective delegates shall, without a resolution of the board of directors approved with the affirmative consent or approval of (i) at least six (6) members of the Board or (ii) in the event there are less than six (6) members of the Board then in office, all of the members of the Board then in office, take, nor shall they cause or permit the Company or any Group Company to take, any of the following actions (whether in a single transaction or a series of related transactions):

  105.1       the authorization, creation or issuance of any equity or debt securities, warrants, options or other rights to acquire shares of the Company or any Group Company, other than grants of securities, stock options or warrants to directors or employees of the Company or any Group Company pursuant to the Equity Incentive Plan (hereinafter, as defined in the Share Exchange Agreement) and the issuance of shares upon the exercise of such options or warrants;

  105.2       the declaration or payment of a distribution or dividend with respect to any of the shares in the Company or any Group Company, including, without limitation, the repurchase or redemption of any such shares or equity interest (or any warrants, options or other rights to acquire any such shares or equity interest);

  105.3       the merger, amalgamation or consolidation of the Company or any Group Company with any person or any transaction in which the Company or any Group Company immediately before such transaction together with their affiliates do not own or control at least a majority of the voting power of the surviving entity immediately after such transaction (excluding any transaction effected solely for tax purposes or to change the Companys or any Group Companys domicile);

  105.4       the sale, lease, exchange, transfer, contribution, mortgage, pledge, encumbrance or other disposition of all or substantially all of the Assets (hereinafter, as defined in the Share Exchange Agreement) and Properties (hereinafter, as defined in the Share Exchange Agreement) of the Company or any Group Company (other than mortgages of Assets and Properties to banks to secure loans in the ordinary course of business consistent with past practice and sound business practice), or the purchase or other acquisition by the Company or any Group Company (whether individually or collectively) of all or substantially all of the Assets and Properties of another Person (hereinafter, as defined in the Share Exchange Agreement) (except for such purchase or acquisition within the amount set forth in the annual business plan approved by the Board);

  105.5       the making of any joint venture or partnership arrangement, or the formation of any subsidiary, each involving capital commitment of RMB5,000,000 or more (except for such joint venture or partnership arrangement made or any subsidiary formed involving capital commitment within the amount set forth in the annual business plan approved by the Board), or any voluntary dissolution, winding-up, liquidation of any subsidiary;

  105.6       the reduction of the authorized share capital or the registered capital, as the case may be, of the Company or any Group Company;

  105.7       the effectuation of any recapitalization, reclassification, reorganization, split-off, spin-off, or filing for bankruptcy with respect to the Company or any Group Company;

  105.8       the approval or material amendment of the annual budget, business plan, or operating plan (including any capital expenditure budget, operating budget and financial plan) of the Company or any Group Company;

  105.9       the incurrence of any indebtedness for borrowed money or the issuance, assumption, guarantee or creation of any liability for borrowed money, the aggregate outstanding amount of which at any given time equal to RMB5,000,000 or more unless such liability is incurred pursuant to the then current business plan;

  105.10     any change in the size or composition of the Board or any Group Company or any committee thereof;

  105.11     any material amendment to the terms of the Share Exchange Agreement, the Registration Rights Agreement (hereinafter, as defined in the Share Exchange Agreement), any executive employment agreement or any indemnification agreement; or

  105.12     any material amendment to the Corporate Governance Rules (as defined below) then in effect.

106.         The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorized under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Companys Seal.

107.         The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

108.         All checks, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Companys banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

109.         109.1       The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Companys moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

  109.2       The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

110.         Subject to the provisions of Article 105, the Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

111.         Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

112.         Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

113.         113.1       Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

  113.2       The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

114.         The Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall not have an additional or casting vote and the resolution shall fail.

115.         A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

116.         116.1       The quorum necessary for the transaction of the business of the Board shall be equal to a majority of the Board.

  116.2       Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

  116.3       Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

117.         The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board, however, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

118.         The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

119.         A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

120.         120.1       Subject to the provisions of Article 105, The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

  120.2       All acts done by any such committee in conformity with such regulations, and in fulfillment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

121.         The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

122.         A resolution in writing signed by all the Directors shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

123.         All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

124.         The Board shall establish an audit committee, a nomination committee and a compensation committee. During the Concerned Period, in the event there is only one (1) Independent Non-Executive Director in office, each such committee shall consist of one (1) member, who shall be such Independent Non-Executive Director. During the Concerned Period, in the event there is more than one (1) Independent Non-Executive Director, each such committee shall consist of two (2) members, one being an Independent Non-Executive Director nominated to such committee based on the recommendation of the AutoChina Shareholders Representative and the other being an Independent Non-Executive Director nominated to such committee based on the recommendation of the Company Shareholders Representative.  In any event that the two (2) members in any such committee fail to reach a consensus with respect to any matter, such matter shall be submitted to and decided by the Board by a resolution of the board of directors approved with the affirmative consent or approval of (i) at least six (6) members of the Board or (ii) in the event there are less than six (6) members of the Board then in office, all of the members of the Board then in office.

125.         The Company and each Director shall fully comply with, and shall cause to be complied with, the code of business conduct, the insider trading policy, the related party transaction procedures, the anti-corruption manual, the audit committee charter, the compensation committee charter and the nomination committee charter and other corporate governance policies, procedures, rules and requirements of the Company adopted or to be adopted from time to time by the Board (collectively, the Corporate Governance Rules).

126.         [Intentionally Omitted]

OFFICERS

127.         127.1       The officers of the Company shall consist of the Chairman of the Board and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Law and these Articles.

  127.2       The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

  127.3       The officers shall receive such remuneration as the Directors may from time to time determine.

128.          128.1      The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

  128.2       The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Law or these Articles or as may be prescribed by the Board.

129.         The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

130.         A provision of the Law or of these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

131.         The Company shall cause to be kept in one or more books at its Office a Register of Directors and officers in which there shall be entered the full names and addresses of the Directors and officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and officers as required by the Law.

MINUTES

132.         132.1       The Board shall cause minutes to be duly entered in books provided for the purpose:

    (a)           of all elections and appointments of officers;

    (b)           of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

    (c)           of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

  132.2       Minutes shall be kept by the Secretary at the Office.

SEAL

133.         133.1       The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word Securities on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorized by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by any officer of the Company, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

  Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

  133.2       Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorized agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

134.         Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favor of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

135.         135.1       The Company shall be entitled to destroy the following documents at the following times

    (a)           any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

    (b)           any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two  (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

    (c)           any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

    (d)           any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

    (e)           copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

    and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company.  Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

  135.2       Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

136.         Subject to the Law, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

137.         Dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

138.         Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

  (a)           all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid; and

  (b)           all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

139.         The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

140.         The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company.

141.         No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

142.         Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

143.         All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

144.         Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

145.         145.1       Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

    (a)           that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

   (i)           the basis of any such allotment shall be determined by the Board;

   (ii)          the Board, after determining the basis of allotment, shall give not less than ten (10) days Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

   (iii)         the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

   (iv)         the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the non-elected shares) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

  (b)           that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply;

   (i)           the basis of any such allotment shall be determined by the Board;

   (ii)          the Board, after determining the basis of allotment, shall give not less than ten (10) days Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

   (iii)         the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

   (iv)         the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (the elected shares) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

145.2          (a)           The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

    (b)           The Board may do all acts and things considered necessary or expedient to give effect to any capitalization pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in pant, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorize any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

  145.3       The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

  145.4       The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (I) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

  145.5       Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalization issues, distributions of realized capital profits or offers or grants made by the Company to the Members.

RESERVES

146.         146.1       The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Law. The Company shall at all times comply with the provisions of the Law in relation to the share premium account.

  146.2       Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

147.         The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealized profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

148.         The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorize any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

149.         The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Law:

  149.1       If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

    (a)           as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the Subscription Rights Reserve) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalized and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

    (b)           the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

    (c)           upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

     (i)           the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

     (ii)           the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalized and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

    (d)           if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

  149.2       Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

  149.3       The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

  149.4       A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

150.         The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Law or necessary to give a true and fair view of the Companys affairs and to explain its transactions.

151.         The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorized by the Board or the Company in general meeting.

152.         Subject to the provisions of Article 153, a printed copy of the Directors report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

153.         Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 152 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Companys annual accounts and the directors report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Companys annual financial statement and the directors report thereon.

154.         The requirement to send to a person referred to in Article 152 the documents referred to in that article or a summary financial report in accordance with Article 153 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 152 and, if applicable, a summary financial report complying with Article 153, on the Companys computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Companys obligation to send to him a copy of such documents.

AUDIT

155.         Subject to applicable law and rules of the Designated Stock Exchange:

  155.1       At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor.  Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

  155.2       A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor.

  155.3       The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

156.         Subject to the Law the accounts of the Company shall be audited at least once in every year.

157.         The remuneration of the Auditor shall be fixed by the Board.

158.         If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

159.         The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

160.         The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

161.         Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Companys website and giving to the member a notice stating that the notice or other document is available there (a notice of availability). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

162.         Any Notice or other document:

    (a)           if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof,

    (b)           if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Companys website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member; and

    (c)           if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant dispatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, dispatch or transmission shall be conclusive evidence thereof.

163.         163.1       Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

  163.2       A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

  163.3       Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

164.         For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorized representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

165.         The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up. A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

166.         166.1       Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

  166.2       If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

  166.3       In the event of winding-up of the Company in the Peoples Republic of China, every Member of the Company who is not for the time being in the Peoples Republic of China shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in the Peoples Republic of China and stating that persons full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

167.         167.1       The Directors, Secretary and other officers and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

  167.2       Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

168.         No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by an ordinary resolution of the Members. An ordinary resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

169.         No Member shall be entitled to require discovery of or any information respecting any detail of the Companys trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Annex C
EXECUTION VERSION

SHARE EXCHANGE AGREEMENT

BY AND AMONG:

LI YONGHUI,

YAN WANG,

HONEST BEST INT’L LTD,

AUTOCHINA GROUP INC,

FANCY THINK LIMITED,

CHUANGLIAN,

KAIYUAN REAL ESTATE,

HUIYIN INVESTMENT,

HUA AN INVESTMENT,

TIANMEI INSURANCE,

KAIYUAN LOGISTICS,

KAIYUAN AUTO TRADE,

CHUANGLIAN AUTO TRADE,

AND

SPRING CREEK ACQUISITION CORP.

Dated: February 4, 2009

SHARE EXCHANGE AGREEMENT

SHARE EXCHANGE AGREEMENT (this “Agreement”), dated February 4, 2009, by and among Li Yonghui (“Founder”), Yan Wang (“Wang”), Honest Best Int’l Ltd, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”), AutoChina Group Inc, a company incorporated and existing under the laws of the Cayman Islands (“AutoChina”), Fancy Think Limited, a limited liability company established in Hong Kong under the Hong Kong Companies Ordinance (“Fancy Think”), Hebei Chuanglian Trade Co., Ltd. (河北创联贸易有限公司), a company established under the laws of the PRC (“Chuanglian”), Hebei Kaiyuan Real Estate Development Co., Ltd. (河北开元房地产开发股份有限公司), a company established under the laws of the PRC (“Kaiyuan Real Estate”), Hebei Huiyin Investment Co., Ltd. (河北汇银投资有限责任公司), a company established under the laws of the PRC (“Huiyin Investment”), Hebei Hua An Investment Co., Ltd. (河北华安投资有限责任公司), a company established under the laws of the PRC (“Hua An Investment”), Hebei Tianmei Insurance Agency Co., Ltd. (河北天美保险代理有限公司), a company established under the laws of the PRC (“Tianmei Insurance”), Hebei Shijie Kaiyuan Logistics Co., Ltd. (河北世捷开元物流有限公司), a company established under the laws of the PRC (“Kaiyuan Logistics”), Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (河北世捷开元汽车贸易有限公司), a company established under the laws of the PRC (“Kaiyuan Auto Trade”), Shanxi Chuanglian Auto Trade Co., Ltd. (山西创联汽贸公司), a company established under the laws of the PRC (“Chuanglian Auto Trade”), and Spring Creek Acquisition Corp., a corporation duly organized and existing under the laws of the Cayman Islands (“SCAC”).  Each of Founder, Wang, FounderCo, AutoChina, Fancy Think, Chuanglian, Kaiyuan Real Estate, Huiyin Investment, Hua An Investment, Tianmei Insurance, Kaiyuan Logistics, Kaiyuan Auto Trade, Chuanglian Auto Trade, and SCAC are referred to herein each as a “Party” and collectively as the “Parties.”

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in ARTICLE 10 hereof.

RECITALS

WHEREAS, AutoChina owns and operates the Business in the PRC through Fancy Think, the entities listed on Schedule A1 hereto, each of which is a company established under the laws of the PRC (each, a “4S Store I” and collectively, the “4S Stores I”), the entities listed on Schedule A2 hereto, each of which is a company established under the laws of the PRC (each, a “4S Store II” and collectively, the “4S Stores II”) (the 4S Stores I, together with the 4S Stores II, collectively, the “4S Stores”), the entities listed on Schedule A3 hereto, each of which is a company established under the laws of the PRC (each, a “Transportation Company I” and collectively, the “Transportation Companies I”), the entities listed on Schedule A4 hereto, each of which is a company established under the laws of the PRC (each, a “Transportation Company II” and collectively, the “Transportation Companies II”) (the Transportation Companies I, together with the Transportation Companies II, collectively, the “Transportation Companies”), the entities listed on Schedule A5 hereto, each of which is a company established under the laws of the PRC (each, an “Auto Service Company” and collectively, the “Auto Service Companies”), and the entities listed on Schedule A6 hereto (collectively, with the 4S Stores, the Transportation Companies, and the Auto Service Companies, the “PRC Subsidiaries” and each, a “PRC Subsidiary”);

WHEREAS, the AutoChina Shareholders are the registered owners of all of the outstanding shares of AutoChina (the “AutoChina Shares”);

WHEREAS, subject to the terms and conditions of this Agreement, SCAC, at the Closing, shall acquire all of the AutoChina Shares from the AutoChina Shareholders (the “AutoChina Acquisition”), representing one hundred percent (100%) of the issued share capital of AutoChina; and

WHEREAS, following the Closing, SCAC will be renamed as AutoChina Group Limited or such other name to be approved by SCAC.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

THE AUTOCHINA ACQUISITION

Section 1.01                Purchase and Sale.  Upon the terms and subject to the conditions hereof, at the Closing (as defined in Section 2.01), the AutoChina Shareholders shall sell, transfer, assign and convey to SCAC, and SCAC shall purchase from the AutoChina Shareholders, all of the right, title and interest of the AutoChina Shareholders in and to the AutoChina Shares representing all of the outstanding shares of AutoChina.

Section 1.02                Purchase Price; Payment Schedule.

(a)           Subject to the terms and conditions set forth herein, the aggregate purchase price (the “Purchase Price”) to be paid by SCAC to the AutoChina Shareholders or their designees for the AutoChina Shares shall consist of the allotment and issue to the AutoChina Shareholders of a number of SCAC Ordinary Shares (the “Share Payment”) pursuant to Section 1.02(b)(i), 1.02(b)(ii), 1.02(b)(iii), and 1.02(b)(iv) (provided that the conditions stated in the applicable section is satisfied); and

(b)           Subject to Section 1.03 below, the Purchase Price shall be paid in the following manner:

(i)           Net Upfront Consideration Shares; Holdback Consideration Shares.

(A)           At the Closing, SCAC shall allot and issue to each AutoChina Shareholder the number of SCAC Ordinary Shares equivalent to (i) each AutoChina Shareholder’s shareholding percentage (%) of the issued and outstanding share capital of AutoChina immediately prior to the Closing multiplied by (ii) the Net Upfront Consideration Shares (as defined below), issued in the name of such AutoChina Shareholder.  “Net Upfront Consideration” shall mean an amount equal to: (a) US$68,850,000 less (b) US$6,885,000 in Holdback Consideration Shares (as defined below) (“Holdback Consideration”).  “Net Upfront Consideration Shares” shall mean SCAC Ordinary Shares in an amount calculated by dividing (A) the Net Upfront Consideration by (B) US$8.00.

(B)           At the Closing, SCAC shall allot and issue and deposit with American Stock Transfer & Trust Company (the “Escrow Agent”) pursuant to the terms and conditions of a Share Escrow Agreement the form of which is attached hereto as Schedule B, the number of SCAC Ordinary Shares equivalent to the Holdback Consideration Shares (as defined below), issued in the name of the AutoChina Shareholders on a pro rata basis.  “Holdback Consideration Shares” shall mean SCAC Ordinary Shares in an amount calculated by dividing (A) the Holdback Consideration by (B) US$8.00.

(ii)          Earn-Out Share Amounts.  If, on a consolidated basis, SCAC achieves or exceeds certain Targeted EBITDA Growth in any of FY2009, FY2010, FY2011, FY2012, and FY2013 (each fiscal year an “Earn-Out Period”), each AutoChina Shareholder shall receive, and SCAC shall issue and deliver, the number of SCAC Ordinary Shares equivalent to (a) each AutoChina Shareholder’s shareholding percentage (%) of the issued and outstanding share capital of AutoChina immediately prior to the Closing multiplied by (b) (A) the applicable Earn-Out Consideration Percentage (%) set forth in the table attached herein as Schedule C multiplied by (B) the number of SCAC Ordinary Shares (excluding any issued and outstanding SCAC Ordinary Shares that are issued in connection with acquisitions, mergers, or like combinations, following the Closing) issued and outstanding on December 31 of the fiscal year immediately prior to the applicable Payment Date (as defined below) (the “Earn-Out Shares”).  The aggregate number of Earn-Out Shares to be awarded to the AutoChina Shareholders if SCAC achieves or exceeds the Targeted EBITDA Growth shall be proportionately adjusted for (a) any increase or decrease in the number of issued SCAC Ordinary Shares resulting from a share split, share dividend, combination or reclassification of the SCAC Ordinary Shares or similar transaction affecting the SCAC Ordinary Shares occurring between December 31 of the fiscal year immediately prior to the applicable Payment Date or (b) any other increase or decrease in the number of issued SCAC Ordinary Shares effected following the Closing without receipt of consideration by SCAC that occurs prior the date of the applicable Payment Date.

(iii)         Holdback Consideration Payments.

(A)           Net FY2009 EBITDA Holdback Consideration Payment.  If SCAC achieves (i) EBITDA Growth of greater than thirty percent (30%) for FY2009 and (ii) FY2009 EBITDA in excess of US$22,500,000 (the “FY2009 EBITDA Holdback Consideration Release Target”), SCAC shall cause fifty percent (50%) of the Holdback Consideration Shares to be released from the Escrow Agent and transferred to the AutoChina Shareholders on a pro rata basis within twenty (20) days following the delivery of SCAC’s audited consolidated financial statements for FY2009 (the “FY2009 EBITDA Holdback Consideration Release Date”) prepared in accordance with US GAAP (the “FY2009 EBITDA Holdback Consideration Shares”); less a number of SCAC Ordinary Shares in an amount calculated by dividing (A) the amount required to satisfy the Warrantors’ indemnification obligations pursuant to ARTICLE 11 based on the aggregate amount of Damages claimed by an Indemnified Person to a Warrantor pursuant to Section 11.02 on or prior to the FY2009 EBITDA Holdback Consideration Release Date by (B) US$8.00 (such amount, the “Net FY2009 EBITDA Holdback Consideration Shares”); provided, however, in no event shall the Net FY2009 EBITDA Holdback Consideration Shares be less than zero (0).

(B)           Net Remaining Holdback Consideration Payment.  SCAC shall cause fifty percent (50%) of the Holdback Consideration Shares to be released from the Escrow Agent and transferred to the AutoChina Shareholders on a pro rata basis (the “Remaining Holdback Consideration Shares”) on the later of the date (i) twenty (20) days following the delivery of SCAC’s audited consolidated financial statements for FY2009 prepared in accordance with US GAAP and (ii) one (1) year following the Closing Date (the “Remaining Holdback Consideration Release Date”); less a number of SCAC Ordinary Shares in an amount calculated by dividing (A) the amount required to satisfy the Warrantors’ indemnification obligations pursuant to ARTICLE 11 based on the aggregate amount of Damages claimed by an Indemnified Person to a Warrantor pursuant to Section 11.02 on or prior to the Remaining Holdback Consideration Release Date by (B) US$8.00 (such amount, the “Net Remaining Holdback Consideration Shares”); provided, however, in no event shall the Net Remaining Holdback Consideration Shares be less than zero (0).

(c)           Determination of Earn-Out Shares, Net FY2009 EBITDA Holdback Consideration Shares, and Net Remaining Holdback Consideration Shares.

(i)           With respect to determination of (A) the Earn-Out Shares or the Net FY2009 EBITDA Holdback Consideration Shares, within twenty (20) days following the delivery of SCAC’s audited consolidated financial statements for the applicable fiscal year prepared in accordance with US GAAP, and (B) the Net Remaining Holdback Consideration Shares, twenty (20) days prior to the Remaining Holdback Consideration Release Date, SCAC shall determine the EBITDA Growth for the applicable Earn-Out Period and deliver to the Warrantors notice of its determination whether the minimum Targeted EBITDA Growth was satisfied, if applicable, and the actual EBITDA for FY2009 or the applicable Earn-Out Period, and the applicable number of Earn-Out Shares, Net FY2009 EBITDA Holdback Consideration Shares, or Net Remaining Holdback Consideration Shares payable to the AutoChina Shareholders (the “Shares Calculation”).

(ii)          If the AutoChina Shareholders disagree in good faith with the Shares Calculation, they shall have ten (10) Business Days from SCAC’s delivery of notice of its determination of the applicable Shares Calculation to deliver to SCAC written objections to the applicable Shares Calculation.  The AutoChina Shareholders may, by written notice to SCAC, waive or shorten such period for objection.  After delivery of any such written objections, an authorized representative of each of SCAC and the AutoChina Shareholders shall promptly negotiate with respect to the applicable Shares Calculation and the objections thereto, and if they are unable to reach an agreement within thirty (30) days after delivery to SCAC of the objections to the applicable Shares Calculation, the dispute shall be submitted to arbitration pursuant to Section 12.09 hereof; and SCAC shall not be required to allot and issue and deliver, or procure the delivery by the Escrow Agent of any Earn-Out Shares, Net FY2009 EBITDA Holdback Consideration Shares, or Net Remaining Holdback Consideration Shares, as applicable, until and to the extent it is so ordered to do so in a final and binding award of an arbitration tribunal pursuant to such arbitration.  Failure to submit a written objection within any required time period shall constitute agreement by the AutoChina Shareholders.  The applicable Shares Calculation, as so adjusted by agreement or by the arbitrator (if required), shall be final and binding on the Parties.

(iii)         Within ten (10) Business Days after the determination of the relevant Earn-Out Shares, Net FY2009 EBITDA Holdback Consideration Shares, or Remaining Holdback Consideration Shares, as applicable, in accordance with this Section 1.02(c) (whether pursuant to Section 1.02(c)(i), 1.02(c)(ii), or 12.09, as applicable) (such date, the “Payment Date”), SCAC shall allot and issue and deliver to the AutoChina Shareholders the Earn-Out Shares or instruct the Escrow Agent to release and deliver to the AutoChina Shareholders the Net FY2009 EBITDA Holdback Consideration Shares or Net Remaining Holdback Consideration Shares, as applicable.  All the FY2009 EBITDA Holdback Consideration Shares or Remaining Holdback Consideration Shares not released by the Escrow Agent as Net FY2009 EBITDA Holdback Consideration Shares or Net Remaining Holdback Consideration Shares pursuant to this paragraph shall be transferred to SCAC and shall be immediately cancelled and retired by SCAC.

Section 1.03                Withholding.  If SCAC is required under any provision of applicable Laws to deduct and withhold any amounts with respect to the making of the payment of the Purchase Price, SCAC shall be entitled to deduct and withhold from the payment of the Purchase Price such amounts as required.  To the extent that amounts are so withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the AutoChina Shareholders in respect of whom such deduction and withholding were made by SCAC.

ARTICLE 2

THE CLOSING

Section 2.01                The Closing.  Subject to the terms and conditions of this Agreement, the consummation of the AutoChina Acquisition and the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at 10:00 a.m., local time, on the Business Day on which the last of the conditions to be fulfilled on or prior to the Closing under ARTICLE 8 is fulfilled, at the offices of Morrison & Foerster, 34th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, or at such other time, date or place as the Parties may agree upon in writing.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 2.02                Deliveries.

(a)           AutoChina Shareholders.  At the Closing, each AutoChina Shareholder will, and the Warrantors shall cause each AutoChina Shareholder to, (i) assign and transfer to SCAC all of such AutoChina Shareholder’s right, title and interest in and to his, her or its respective portion of the AutoChina Shares by delivering to SCAC the certificates representing such AutoChina Shares, together with a duly executed instrument of transfer in respect thereof, and a copy of the register of members of AutoChina as of the Closing Date written up to effect such transfer, both certified by a director of AutoChina, the Secretary of AutoChina, and AutoChina’s registered agent to be a true and complete copy thereof, and (ii) deliver to SCAC the certificates, opinions and other agreements contemplated by ARTICLE 8 hereof and the other provisions of this Agreement.

(b)           SCAC.  At the Closing, SCAC shall issue and deliver the Net Upfront Consideration Shares to the AutoChina Shareholders, duly endorsed for transfer and free and clear of all liens, and a copy of the register of members of SCAC as of the Closing Date written up to effect such transfer, both certified by a director of SCAC and SCAC’s registered agent to be a true and complete copy thereof, representing the Purchase Price to which each of the AutoChina Shareholders is entitled pursuant to Section 1.02(b)(i), and the certificates, opinions and other agreements and instruments contemplated by ARTICLE 8 hereof and the other provisions of this Agreement.

Section 2.03                Transaction Documents.  At the Closing, the following agreements (collectively, the “Transaction Documents”) will have been executed, delivered or otherwise effectuated:

(a)           this Agreement;

(b)           the Share Escrow Agreement;

(c)           the Executive Employment Agreement with each of the Key Employees;

(d)           the Indemnification Agreement with each Indemnitee;

(e)           the Labor Contract with each of the employees;

(f)           the New SCAC Articles;

(g)           the Registration Rights Agreement;

(h)           the Restructuring Agreements; and

(i)            the Voting Agreement.

Section 2.04                Further Assurances.  Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by law, to fulfill its obligations under this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS

Subject to the exceptions set forth in the Disclosure Schedule and except for the representations and warranties set forth in Sections 3.35, 3.36, 3.37 and 3.38, which are made solely by FounderCo to SCAC, each Warrantor, jointly and severally, represents and warrants to SCAC as of the date hereof and as of the Closing as follows:

Section 3.01                Kaiyuan Real Estate.  Founder, Li Ruiqi (李瑞其), Peng Jinyu (彭晋瑜), and Zhang Zhongwen (张仲文) are the registered and beneficial owners of a ninety-nine and forty-two-hundredths percent (99.42%), sixteen-hundredths percent (0.16%), twenty-six-hundredths percent (0.26%), and sixteen-hundredths percent (0.16%) equity interest, respectively, in Kaiyuan Real Estate, free and clear of all Liens.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to acquire or place any Lien against any of the equity interest of Kaiyuan Real Estate owned by each of Founder, Li Ruiqi(李瑞其), Peng Jinyu (彭晋瑜), and Zhang Zhongwen (张仲文), whether or not such rights are presently exercisable.  The registered capital of Kaiyuan Real Estate and the equity ownership of Kaiyuan Real Estate are set forth in Section 3.01 of the Disclosure Schedule.  All of the outstanding equity interest of Kaiyuan Real Estate is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of Kaiyuan Real Estate, whether or not such rights are presently exercisable.  Kaiyuan Real Estate does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for a two percent (2%) equity interest in Hebei Xuwei Trade Co., Ltd.（河北旭威贸易有限公司） (“Xuwei Trade”), an one percent (1%) equity interest in Hebei Shengrong Kaiyuan Auto Parts Co., Ltd.（河北盛荣开元汽车配件有限公司） (“Shengrong Kaiyuan”), a sixty percent (60%) equity interest in Hebei Kaiyuan Doors and Windows Manufacturing Co., Ltd. (河北开元门窗制造有限公司) (“Kaiyuan Doors and Windows”), a ninety-three percent (93%) equity interest in Hebei Lynch Advertising Co., Ltd. (河北励志广告有限责任公司) (“Hebei Advertising”), and an one hundred percent (100%) equity interest in each of Huiyin Investment, Hua An Investment, Kaiyuan Logistics, and Kaiyuan Auto Trade.  Except for its operations in the auto business through each of Kaiyuan Doors and Windows and Hebei Advertising, Kaiyuan Real Estate was formed solely to acquire and hold an equity interest in each of Xuwei Trade, Shengrong Kaiyuan, Huiyin Investment, Hua An Investment, Kaiyuan Logistics, and Kaiyuan Auto Trade, and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in each of Xuwei Trade, Shengrong Kaiyuan, Huiyin Investment, Hua An Investment, Kaiyuan Logistics, and Kaiyuan Auto Trade.

Section 3.02                Huiyin Investment; Hua An Investment; Kaiyuan Logistics.

(a)           Huiyin Investment.  (i) Kaiyuan Real Estate is the registered and beneficial owner of an one hundred percent (100%) equity interest in Huiyin Investment, free and clear of all Liens and (ii) except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements there are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to acquire or place any Lien against any of the equity interest of Huiyin Investment owned by Kaiyuan Real Estate, whether or not such rights are presently exercisable.  The registered capital of Huiyin Investment and the equity ownership of Huiyin Investment stock are set forth in Section 3.02(a) of the Disclosure Schedule.  All of the equity interest of Huiyin Investment stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person the right to require and subscribe to any increase of the registered capital of Huiyin Investment, whether or not such rights are presently exercisable.  Huiyin Investment does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for the equity interest in each of the 4S Stores I stock are set forth in Section 3.03(a) of the Disclosure Schedule.  Huiyin Investment was formed solely to acquire and hold an equity interest in each of the 4S Stores I and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in each of the 4S Stores I.

(b)           Hua An Investment.  (i) Kaiyuan Real Estate is the registered and beneficial owner of an one hundred percent (100%) equity interest in Hua An Investment, free and clear of all Liens and (ii) except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest of Hua An Investment owned by Kaiyuan Real Estate, whether or not such rights are presently exercisable.  The registered capital of Hua An Investment and the equity ownership of Hua An Investment are set forth in Section 3.02(b) of the Disclosure Schedule.  All of the equity interest of Huiyin Investment stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of Hua An Investment, whether or not such rights are presently exercisable.  Hua An Investment does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for the equity interest in each of the 4S Stores II and Tianmei Insurance set forth in Section 3.03(b) and Section 3.03(c) of the Disclosure Schedule.  Hua An Investment was formed solely to acquire and hold an equity interest in each of the 4S Stores II and Tianmei Insurance and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in each of the 4S Stores II and Tianmei Insurance.

(c)           Kaiyuan Logistics.  (i) Kaiyuan Real Estate is the registered and beneficial owner of an one hundred percent (100%) equity interest in Kaiyuan Logistics, free and clear of all Liens and (ii) except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest of Kaiyuan Logistics owned by Kaiyuan Real Estate, whether or not such rights are presently exercisable.  The registered capital of Kaiyuan Logistics and the equity ownership of Kaiyuan Logistics stock are set forth in Section 3.02(c) of the Disclosure Schedule.  All of the equity interest of Kaiyuan Logistics is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of Kaiyuan Logistics, whether or not such rights are presently exercisable.  Kaiyuan Logistics does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for an one hundred percent (100%) equity interest in each of the Transportation Companies I and a twenty percent (20%) equity interest in each of Daixian Shijie Transportation and Xinzhou Shijie Transportation.  Kaiyuan Logistics was formed solely to acquire and hold an equity interest in each of the Transportation Companies I, Daixian Shijie Transportation, and Xinzhou Shijie Transportation, and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in each of the Transportation Companies I.

Section 3.03                The 4S Stores I; The 4S Stores II; Tianmei Insurance; The Transportation Companies I; Transportation Companies II; Kaiyuan Auto Trade.

(a)           The 4S Stores I.  Huiyin Investment is the registered and beneficial owner of the equity interest in each of the 4S Stores I set forth in Section 3.03(a) of the Disclosure Schedule, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest each of the 4S Stores I owned by Huiyin Investment, whether or not such rights are presently exercisable.  The registered capital of each of the 4S Stores I and the equity ownership of each of the 4S Stores I set forth in Section 3.03(a) of the Disclosure Schedule.  All of the equity interest of each of the 4S Stores I is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of each of the 4S Stores I, whether or not such rights are presently exercisable.  Each of the 4S Stores I does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

(b)           The 4S Stores II.  Hua An Investment is the registered and beneficial owner of the equity interest in each of the 4S Stores II set forth in Section 3.03(b) of the Disclosure Schedule, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest each of the 4S Stores II owned by Hua An Investment, whether or not such rights are presently exercisable.  The registered capital of each of the 4S Stores II and the equity ownership of each of the 4S Stores II stock are set forth in Section 3.03(b) of the Disclosure Schedule.  All of the equity interest of each of the 4S Stores II stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of each of the 4S Stores II, whether or not such rights are presently exercisable.  Except as specifically described in Section 3.03(b) of the Disclosure Schedule, each of the 4S Stores II does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

(c)           Tianmei Insurance.  Hua An Investment is the registered and beneficial owner of an one hundred percent (100%) equity interest in Tianmei Insurance, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest of Tianmei Insurance owned by Hua An Investment, whether or not such rights are presently exercisable.  The registered capital of Tianmei Insurance and the equity ownership of Tianmei Insurance stock are set forth in Section 3.03(c) of the Disclosure Schedule.  All of the equity interest of Tianmei Insurance stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of Tianmei Insurance, whether or not such rights are presently exercisable.  Tianmei Insurance does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

(d)           The Transportation Companies I.  Kaiyuan Logistics is the registered and beneficial owner of an one hundred percent (100%) equity interest in each of the Transportation Companies I, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest each of the Transportation Companies I owned by Kaiyuan Logistics, whether or not such rights are presently exercisable.  The registered capital of each of the Transportation Companies I and the equity ownership of each of the Transportation Companies I stock are set forth in Section 3.03(d) of the Disclosure Schedule.  All of the equity interest of each of the Transportation Companies I stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of each of the Transportation Companies I, whether or not such rights are presently exercisable.  Each of the Transportation Companies I does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

(e)           Kaiyuan Auto Trade.  Kaiyuan Real Estate is the registered and beneficial owner of an one hundred percent (100%) equity interest in Kaiyuan Auto Trade, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest of Kaiyuan Auto Trade owned by Kaiyuan Real Estate, whether or not such rights are presently exercisable.  The registered capital of Kaiyuan Auto Trade and the equity ownership of Kaiyuan Auto Trade stock are set forth in Section 3.03(e) of the Disclosure Schedule.  All of the equity interest of Kaiyuan Auto Trade stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of Kaiyuan Auto Trade, whether or not such rights are presently exercisable.  Except for the equity interest in Chuanglian Auto Trade, Kaiyuan Auto Trade does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

(f)           The Transportation Companies II.  Chuanglian Auto Trade is the registered and beneficial owner of an one hundred percent (100%) equity interest in each of the Transportation Companies II, free and clear of all Liens.  There are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest each of the Transportation Companies II owned by Chuanglian Auto Trade, whether or not such rights are presently exercisable.  The registered capital of each of the Transportation Companies II and the equity ownership of each of the Transportation Companies II stock are set forth in Section 3.03(f) of the Disclosure Schedule.  All of the equity interest of each of the Transportation Companies II stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of each of the Transportation Companies II, whether or not such rights are presently exercisable.  Each of the Transportation Companies II does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

Section 3.04                Chuanglian Auto Trade.  Kaiyuan Auto Trade is the registered and beneficial owner of a one hundred percent (100%) equity interest in Chuanglian Auto Trade, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest of Chuanglian Auto Trade owned by Kaiyuan Auto Trade, whether or not such rights are presently exercisable.  The registered capital of Chuanglian Auto Trade and the equity ownership of Chuanglian Auto Trade stock are set forth in Section 3.04 of the Disclosure Schedule.  All of the equity interest of Chuanglian Auto Trade stock is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of Chuanglian Auto Trade, whether or not such rights are presently exercisable.  Chuanglian Auto Trade does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for the equity interest in each of the Transportation Companies II stock are set forth in Section 3.04 of the Disclosure Schedule.  Chuanglian Auto Trade was formed solely to acquire and hold an equity interest in each of the Transportation Companies II and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in each of the Transportation Companies II.

Section 3.05                FounderCo.  (i) Wang is the registered and beneficial owner of all of the capital stock of FounderCo, free and clear of all Liens and (ii) there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the capital stock of FounderCo owned by Wang whether or not such rights are presently exercisable.  The authorized capital of FounderCo and the total number of the issued and outstanding shares of FounderCo capital stock are set forth in Section 3.05 of the Disclosure Schedule.  All of the outstanding shares of FounderCo capital stock are validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person the right to require and subscribe to any issuance of any capital stock of FounderCo, whether or not such rights are presently exercisable.  FounderCo does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for 1,000 Shares in AutoChina.  FounderCo was formed solely to acquire and hold an equity interest in AutoChina and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in AutoChina.

Section 3.06                AutoChina.  The AutoChina Shareholders are the registered and beneficial owners of the AutoChina Shares in the amounts set forth in Section 3.06 of the Disclosure Schedule, free and clear of all Liens.  Such shares constitute all of the share capital of AutoChina.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the AutoChina Shares owned by the AutoChina Shareholders, whether or not such rights are presently exercisable.  The authorized capital of AutoChina and the total number of the issued and outstanding AutoChina Shares are set forth in Section 3.06 of the Disclosure Schedule.  All of the outstanding AutoChina Shares are validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any issuance of any of the share capital of AutoChina, whether or not such rights are presently exercisable.  AutoChina does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for 10,000 shares of a nominal or par value of HKD$1.00 each in Fancy Think.  AutoChina was formed solely to acquire and hold an equity interest in Fancy Think and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in Fancy Think.

Section 3.07                Fancy Think.  AutoChina is the registered and beneficial owner of all of the capital stock of Fancy Think, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the capital stock of Fancy Think owned by AutoChina, whether or not such rights are presently exercisable.  The authorized capital of Fancy Think and the total number of the issued and outstanding shares of Fancy Think capital stock are set forth in Section 3.07 of the Disclosure Schedule.  All of the outstanding shares of Fancy Think capital stock are validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any issuance of any capital stock of Fancy Think, whether or not such rights are presently exercisable.  Fancy Think does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for an one hundred percent (100%) equity interest in Chuanglian.  Fancy Think was formed solely to acquire and hold an equity interest in Chuanglian and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its equity interest in Chuanglian.

Section 3.08                Chuanglian.  Fancy Think is the registered and beneficial owner of an one hundred percent (100%) equity interest in Chuanglian, free and clear of all Liens.  Except for the arrangements of equity pledge and contractual rights set out in the Restructuring Agreements, there are no options, warrants or other contractual rights outstanding which give any Person the right to acquire or place any Lien against any of the equity interest of Chuanglian owned by Chuanglian, whether or not such rights are presently exercisable.  The registered capital of Chuanglian and the equity ownership of Chuanglian stock are set forth in Section 3.08 of the Disclosure Schedule.  All of the equity interest of Chuanglian is validly issued and fully paid.  There are no options, warrants or other contractual rights outstanding which give any Person except for its existing shareholders the right to require and subscribe to any increase of the registered capital of Chuanglian, whether or not such rights are presently exercisable.  Chuanglian does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for (i) an one hundred percent (100%) equity interest in each of the Auto Service Companies and (ii) Control over all of the operations of each of Huiyin Investment, Hua An Investment, Kaiyuan Logistics, and Kaiyuan Auto Trade (the “Chuanglian Controlled Companies”), in each case through certain contractual arrangements as described in details in Section 3.08 of the Disclosure Schedule.  Chuanglian exercises de facto control over the operations of each of the Chuanglian Controlled Companies such that each of the Chuanglian Controlled Companies qualify as a “special purpose entity” under SIC 12, “Consolidation – Special Purpose Entities,” under IFRS or a “variable interest entity” under FIN 46 of US GAAP and are required to be consolidated with Chuanglian for financial statement reporting purposes.  Chuanglian was formed solely to (i) acquire and hold an equity interest in each of the Auto Service Companies and (ii) Control through certain contractual arrangements each of Huiyin Investment, Hua An Investment, Kaiyuan Logistics, and Kaiyuan Auto Trade, and since its formation has not engaged in any business and has not incurred any liability except in the ordinary course of acquiring, managing and disposing its (i) equity interest in each of the Auto Service Companies and (ii) Control through certain contractual arrangements with each of Huiyin Investment, Hua An Investment, Kaiyuan Logistics, and Kaiyuan Auto Trade.

Section 3.09                Organization of PRC Subsidiaries.  Section 3.09 of the Disclosure Schedule sets forth the name, the registered address, the legal representative, the date of establishment, the directors, and the valid duration and the registered capital of each PRC Subsidiary.  The registered capital of each of the PRC Subsidiaries is fully paid as required in accordance with applicable PRC laws.

Section 3.10                Organization of each Group Company.  Each Group Company is duly organized, validly existing and in good standing under the laws of its place of incorporation.  Each Group Company is duly qualified to do business in each of the jurisdictions in which the property owned, leased or operated by such Group Company or the nature of the business which it conducts requires qualification, or if not so qualified, such failure or failures, singly or in the aggregate, would not have an AutoChina Material Adverse Effect.  Each Group Company has all requisite power and authority to own, lease and operate its Assets and Properties and to carry on its business as now being conducted and as presently proposed to be conducted, subject to necessary approvals of the relevant Governmental Authorities, as presently contemplated to be conducted.  Section 3.10 of the Disclosure Schedule sets forth the name of each of the directors of each Group Company (excluding the PRC Subsidiaries).

Section 3.11                Authority and Corporate Action; No Conflict.

(a)           Each Warrantor has all necessary power and authority to enter into this Agreement and any other Transaction Documents to which it is a party and to consummate the AutoChina Acquisition and other transactions contemplated hereby and thereby.  All action, corporate and otherwise, necessary to be taken by any Warrantor to authorize the execution, delivery and performance of Transaction Documents and all other agreements and instruments delivered by any Warrantor in connection with the AutoChina Acquisition has been duly and validly taken.  Each of this Agreement and any other Transaction Documents to which any Warrantor is a party has been duly executed and delivered by any Warrantor and constitutes the valid, binding, and enforceable obligation of each Warrantor, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)           Neither the execution and delivery of this Agreement or any other Transaction Documents contemplated hereby by each Warrantor nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the charter documents of any Warrantor or Group Company or (B) any law, statute, regulation, order, judgment or decree or any instrument, contract or other agreement to which any Warrantor or Group Company is a party or by which it (or any of its Assets and Properties); (ii) result in the creation of, or give any party the right to create, any Lien upon the Assets and Properties of any Warrantor or Group Company; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any contract to which any Warrantor or Group Company is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, qualification, authorization or approval applicable to any Warrantor or Group Company.

Section 3.12                Consents and Approvals.  The execution and delivery of this Agreement and any other Transaction Documents by each Warrantor does not, and the performance of this Agreement and any other Transaction Documents by it will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority in PRC.

Section 3.13                Licenses, Permits, Etc.  The Group Companies possess or will possess prior to the Closing all Material Permits (for the purposes of this Section 3.13, “Material Permits” shall mean all Permits necessary to own and operate the Business, except for those the absence of which, singly or in the aggregate, would not have an AutoChina Material Adverse Effect).  Such Material Permits possessed as of the date of the Agreement are as set forth on Section 3.13 of the Disclosure Schedule.  True, complete and correct copies of the Material Permits issued to each of the Group Companies have previously been delivered to SCAC.  All such Material Permits are in full force and effect and each of the Group Companies and their respective officers, directors, employees, representatives and agents has complied, and each Group Company will comply, and shall cause its respective officers, directors, employees, representatives and agents to comply, with all terms of such Material Permits and will take any and all actions necessary to ensure that all such Material Permits remain in full force and effect and that the terms of such Material Permits are not violated through the Closing Date.  No Group Company is in default under any of such Material Permits.  To the Best Knowledge of the Warrantors, no event has occurred and no condition exists which, with the giving of notice, the passage of time, or both, would constitute a default thereunder.  Neither the execution and delivery of this Agreement, other Transaction Documents or other documents contemplated hereby or thereby nor the consummation of the transactions contemplated hereby or thereby nor compliance by any Group Company with any of the provisions hereof or thereof will result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Material Permit applicable to the Business.

Section 3.14                Taxes, Tax Returns and Audits.

(a)           To the Best Knowledge of the Warrantors, all Tax Returns required to be filed in respect of each of the Group Companies have been duly and timely filed, have been prepared in compliance with all applicable Laws, and are true, correct and complete in all material aspects.  All Taxes due and payable by each of the Group Companies, whether or not shown as due on such Tax Returns, have been fully paid when due, or, if at the direction of the relevant Governmental Authorities.  Each of the Group Companies has established adequate reserves on their respective books of account for all Taxes and for the liability for deferred income Taxes payable in respect of each Group Company.

(b)           There are no agreements or applications of any Group Company existing for an extension of time for the assessment or payment of any Pre-Closing Taxes and no waivers of the statute of limitations in respect of such Taxes.  There are no Tax Liens on any of the Assets and Properties of any Group Company except for Liens for Taxes not yet due.  No Group Company has received any claim from any taxing authority in a jurisdiction in which any Group Company is or may be subject to taxation and in which any Group Company has failed to file Tax Returns required by that jurisdiction.

(c)           No Group Company has ever been a party to or bound by any Tax indemnity, Tax sharing or similar agreement and no Group Company has any material liability for any Taxes of any other Person.  Each Group Company has withheld or deducted, in accordance with applicable Laws or the requirements of the relevant Governmental Authorities, all Taxes or other amounts from payments to employees, independent contractors, creditors, shareholders, or any other Persons from which Taxes are required to be deducted or withheld and has timely paid over such Taxes or other amounts to the appropriate Governmental Authorities to the extent due and payable.

(d)           No Warrantor expects, and, to the Best Knowledge of the Warrantors, no officer or director of any Group Company expects, any authority to assert a material claim for additional Taxes for any period for which Tax Returns have been filed.  Section 3.14(d) of the Disclosure Schedule lists all the relevant Governmental Authorities in charge of taxation in which Tax Returns are filed with respect to each Group Company.  No Group Company has filed any Tax Return that is currently the subject of audit or has been audited since January 1, 2004.  None of the Warrantors and the Group Companies has received any notice that any Governmental Authority will audit or examine (except for any general audits or examinations routinely performed by such Governmental Authorities), seek information with respect to, or make material claims or assessments with respect to any Taxes for any period.  The Group Companies have delivered to SCAC correct and complete copies of all annual Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any Group Company for and during FY2005, FY2006, and FY2007, and all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by any Group Company for the nine (9) month period ended September 30, 2008.

(e)           No Group Company (i) is currently engaged in the conduct of a trade or business within the United States; (ii) is a corporation or other entity organized or incorporated in the United States; (iii) has a branch or other permanent establishment in any country outside its country of incorporation or organization; or (iv) has United States real property interests described in Section 897 of the United States Internal Revenue Code of 1986, as amended.

Section 3.15                Financial Statements.  Prior to the execution of this Agreement, the Warrantors have delivered to SCAC (a) the audited consolidated financial statements of AutoChina audited by AutoChina’s Accountants, in accordance with US GAAP for FY2005, FY2006 and FY2007 (the “FY2007 AutoChina Consolidated Financials”), and (b) the consolidated unaudited financial statements of AutoChina for the nine (9) month period ended September 30, 2008, prepared in accordance with US GAAP (the “Interim Financials”).  The FY2007 AutoChina Consolidated Financials and the Interim Financials fairly present the financial condition and result of operations of the Group Companies as of the respective dates thereof and for the periods covered thereby.  The FY2007 AutoChina Consolidated Financials and the Interim Financials are attached to this Agreement as Section 3.15 of the Disclosure Schedule.

Section 3.16                Absence of Certain Changes.  No Group Company has, since December 31, 2007:

(a)           issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

(b)           borrowed or agreed to borrow any funds exceeding RMB3,000,000 (or other currency equivalent);

(c)           incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding RMB1,000,000 (or other currency equivalent), except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

(d)           discharged or satisfied any encumbrance exceeding RMB1,000,000 (or other currency equivalent) other than those then required to be discharged or satisfied, or paid any obligation or liability other than current liabilities shown on the FY2007 AutoChina Consolidated Financials, and liabilities incurred since December 31, 2007, in the ordinary course of business and consistent with prior practice;

(e)           sold, transferred, leased to others or otherwise disposed of any Assets and Properties exceeding RMB1,000,000 (or other currency equivalent), except for inventories sold in the ordinary course of business and Assets and Properties no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim of RMB1,000,000 or more, or waived or released any right of substantial value;

(f)           received any written notice of termination of any Material Contract, Lease or other agreement, or suffered any damage, destruction or loss exceeding RMB1,000,000 (or other currency equivalent) (whether or not covered by insurance) which, in any case or in the aggregate, has had, or might reasonably be expected to have, an AutoChina Material Adverse Effect;

(g)           had any material change in its relations with its employees, clients or insurance carriers which has had or might reasonably be expected to have an AutoChina Material Adverse Effect;

(h)           transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any Intellectual Property or modified any existing rights with respect thereto;

(i)            declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets and Properties of any kind whatsoever to any shareholder of any Group Company or any affiliate of any shareholder of any Group Company, or purchased or redeemed, or agreed to purchase or redeem, any of its share capital, or made or agreed to make any payment to any shareholder of any Group Company or any affiliate of any shareholder of any Group Company, whether on account of debt, management fees or otherwise;

(j)           suffered any other AutoChina Material Adverse Effect; or

(k)           entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (f), (g) or (j)).

Section 3.17                No Undisclosed Liabilities.  No Group Company has any other liabilities, whether known or unknown, absolute, accrued, contingent or otherwise.

Section 3.18                Tangible Personal Property.  The Group Companies are in possession of and have good title to, or have valid leasehold interests in or valid contractual rights to use all tangible personal property used in the conduct of the Business, including the tangible personal property reflected in the FY2007 AutoChina Consolidated Financials and tangible personal property acquired since December 31, 2007 (collectively, the “Tangible Personal Property”).  All Tangible Personal Property is free and clear of all Liens, other than Permitted Liens, and is in good order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws.  None of the Group Companies has granted any lease, sublease, tenancy or license of any portion of the Tangible Personal Property.  During the three (3) year period prior to the date hereof, the operations of the Business, as a whole, or of any Group Company, have not been interrupted for a period of more than twenty-four (24) consecutive hours in any twelve (12) month period due to inadequate maintenance of the Tangible Personal Property.

Section 3.19                Non-Real Estate Leases.  There are no Assets and Properties (other than Real Property and Real Estate Leases) involving an annual rental payment of RMB250,000 or more that are leased from any third party under an existing lease that are possessed and used by any Group Company as of the date of this Agreement in the operation of the Business.  All such leases are referred to herein as the “Non-Real Estate Leases.”

Section 3.20                Accounts Receivable.  The accounts receivable of each Group Company created after December 31, 2007, but prior to the Closing Date, are bona fide accounts receivable, created in the ordinary course of business and subject to historical rates of uncollected liabilities, as reserved against the concerned Group Company’s financial statements.  To the Best Knowledge of the Warrantors, these accounts receivable are collectible within periods of time normally prevailing in the industry at the aggregate recorded amounts thereof.

Section 3.21                Inventory.  The inventory of each Group Company consists of items of quality and quantity useable or saleable in the ordinary course of business at regular sales prices, subject to (a) changes in price levels as a result of economic and market conditions and (b) changes as a result of any industry-wide requirements of any relevant Governmental Authorities.  Save as otherwise provided for in the relevant supply, purchase or sale contract regarding the inventory or by operation of law, each of the Group Companies has good and marketable title to all inventory used in its business.

Section 3.22                Contracts.

(a)           Section 3.22(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts, to which any Group Company is a party or by which any of its respective Assets and Properties is currently bound (including Contracts that have expired by their terms or otherwise terminated but have liabilities that continue to attach to any Group Company) (the “Material Contracts”):

(i)           (A) any Contract providing for a commitment of employment or consultation services for a specified or unspecified term which involves payments of RMB100,000 or more per year, the name, position and rate of compensation of each Person party to such a Contract and the expiration date of each such Contract; and (B) any written or unwritten promises or courses of conduct involving an obligation of any Group Company to make payments to any employee, consultant, or agent of any Group Company of RMB100,000 or more per year, other than with respect to salary or incentive compensation payments in the ordinary course of business;

(ii)          all Contracts with any Group Company containing a provision prohibiting or limiting the ability of any Group Company to engage in any business activity, which prohibition or limitation would result in, or could reasonably be expected to result in, have an AutoChina Material Adverse Effect, or compete with any Person;

(iii)        all partnership, joint venture, shareholders’ or other similar Contracts with any Person;

(iv)        all Contracts relating to any Indebtedness of any Group Company in the amount of RMB1,000,000 or more;

(v)         all Contracts between any Group Company and all the top-10 suppliers of the Group Companies in the aggregate;

(vi)        all Contracts involving the grant of a license by any party (other than AutoChina) and involving payments of RMB1,000,000 or more, except standard licenses purchased by any Group Company for off-the-shelf software;

(vii)       all Contracts relating to (A) the future disposition or acquisition of any Assets and Properties with a value of RMB1,000,000 or more, other than dispositions or acquisitions in the ordinary course of business consistent with past practice, and (B) any Acquisition Proposal;

(viii)      any Contract which involves payment by or to any Group Company in the amount of RMB500,000 or more between or among any Group Company, on the one hand, and any AutoChina Shareholder, or officer, director, Affiliate or Associate of AutoChina Shareholder or any Associate of any such officer, director or Affiliate (other than any Group Company), on the other hand;

(ix)         all collective bargaining or similar Labor Contracts;

(x)          all Contracts in which any Group Company agrees to provide indemnification;

(xi)         all Contracts that (A) limit or contain restrictions on the ability of any Group Company (x) to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital shares, (y) to incur Indebtedness, to incur or suffer to exist any Lien or to purchase or sell any Assets and Properties, in each case, the contractual value thereof being RMB250,000 or more, (z) to change the lines of business in which it participates or engages or to engage in any Acquisition Proposal or (B) require any Group Company to maintain specified financial ratios or levels of net worth or other indicia of financial condition;

(xii)        all other Contracts (other than those executed in the ordinary course of business) that are reasonably likely to involve the payment or potential payments, pursuant to the terms of any such Contract, by or to any Group Company of more than RMB1,000,000 in the aggregate and that involve rights or obligations that extend for more than one year from the date of execution of such Contract; and

(xiii)       all Contracts, including but not limited to, dealer or distributor agreements, and franchise agreements, between any Group Company and the automobile suppliers relating to the (i) sale of certain brands of vehicles and (ii) distribution or supply of vehicles.

(b)           Each Material Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto; and neither any Group Company nor, to the Best Knowledge of any Warrantor, any other party to any Material Contract is, or has received notice that it is, in material violation or breach of or default under any such Material Contract (or with notice or lapse of time or both, would be in material violation or material default under any such Material Contract) or that another party to a Material Contract listed in Section 3.22(a) of the Disclosure Schedule intends to cancel, terminate or refuse to renew such Material Contract.

(c)           None of the Group Companies is a party to or bound by any Contract that could result, individually or in the aggregate with any other such Contracts, in an AutoChina Material Adverse Effect.

(d)           AutoChina has delivered to SCAC true and complete copies (or, if not in writing, reasonably complete and accurate written descriptions) of each Material Contract or other arrangement required to be listed on Section 3.22(a) of the Disclosure Schedule, together with all amendments and supplements thereto.

Section 3.23                Intellectual Property Rights.

(a)           Each Group Company (i) has independently developed and owns free and clear of all claims, security interests, liens and other encumbrances, or (ii) has the valid right or license, to use all products, materials, software, tools, software tools, computer programs, specifications, improvements, discoveries, enterprise or business names, logos, data, information and inventions, and all documentation and media constituting, describing or relating to the foregoing that is required or used in its business as currently conducted or as proposed to be conducted together with all Proprietary Rights in or to all of the foregoing (collectively, the “Group Company Technology”).  The processes and methods employed, the services provided, the businesses conducted, and the products manufactured, used or dealt in by each Group Company does not, or at the time of being employed, provided, conducted, manufactured, used or dealt in did not infringe the rights of any other Person in any Proprietary Rights.  There is not, nor has there been at any time, any unauthorized use or infringement by any Person of any of the Group Company Technology.

(b)           Each of the Group Company’s registered patents, copyrights, trademarks and service marks are in full force and effect, are not subject to any taxes, and each Group Company is current on all the maintenance fees with respect thereto.

(c)           No current or former employee, contractor or consultant of a Group Company has developed any Group Company Technology that is subject to any agreement under which such employee, contractor or consultant has assigned or otherwise granted to any third party any rights in or to such Group Company Technology.

(d)           Each Group Company has used commercially reasonable efforts to maintain and diligently enforce commercially reasonable procedures to protect all confidential information relating to the Group Company Technology.

(e)           No Group Company owns or possesses any Proprietary Rights.

Section 3.24                Title to and Condition of Assets.

(a)           Except as set forth in Section 3.24(a) of the Disclosure Schedule, each of the Group Companies has good and marketable title to all the Real Property owned by it.  None of such Real Property is subject to any Lien, option to purchase or lease, easement, restriction, covenant, condition or imperfection of title or adverse claim of any nature.

(b)           To the Best Knowledge of the Warrantors, all buildings, structures, improvements, fixtures, facilities, equipment, all components of all buildings, structures and other improvements included within the Real Property, including, but not limited to, the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein conform in all material respects to all applicable Laws of every Governmental Authority having jurisdiction over any of the Real Property, and every instrumentality or agency thereof.  To the Best Knowledge of the Warrantors, there are no unsatisfied requests for any repairs, restorations or improvements to the Real Property from any Governmental Authority.  There are no outstanding Contracts made by any Group Company for any improvements to the Real Property for which there is an outstanding amount payable of RMB500,000 or more.  No person, other than the Group Companies, owns any equipment or other tangible assets or properties situated on the Real Property material to the operation of the Business.

(c)           The use and operation of the Real Property is in full compliance in all material respects with all applicable Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property and, effective as of the Closing, each of the Group Companies shall have the right under all applicable Laws to continue the use and operation of the Real Property in the conduct of the Business.  During the three (3) year period prior to the date hereof, no Group Company has received any written notice of any material violation (or claimed material violation) of or investigation of such material violation (or claimed material violation) regarding any applicable Laws in relation to the Real Property, which notice or investigation resulted in a penalty or fine in an amount equal to RMB10,000 or more or resulted in any order restricting the use by any Group Company of any Real Property.

(d)           To the Best Knowledge of the Warrantors, none of the buildings, structures and other improvements located on the Real Property, the appurtenances thereto or the equipment therein or the operation or maintenance thereof violates any restrictive covenant or encroaches on any property owned by others or any easement, right of way or other encumbrance or restriction affecting or burdening such Real Property in any manner, nor does any building or structure of any third party encroach upon the Real Property or any easement or right of way benefiting the Real Property.

(e)           No Group Company has received written notice of, or otherwise had knowledge of, any condemnation, fire, health, safety, building, environmental, Hazardous Substances, pollution control, zoning or other land use regulatory proceedings instituted but not settled which would have an effect on the ownership, use and operation of any portion of the Real Property for its intended purpose or the value of any material portion of the Real Property.

(f)           To the Best Knowledge of the Warrantors, all the facilities and utilities required by the operations of the Business or otherwise required by any applicable Law are installed to the property lines of the Real Property, are connected pursuant to valid permits to municipal or public utility services or proper drainage facilities to permit full compliance with the requirement of all Laws.  As of the date hereof, no Group Company has received any written notice notifying the existence of any fact or circumstance which could result in the termination or reduction of the current access from the Real Property to existing roads or to sewer or other utility services presently serving the Real Property.

(g)           All Permits, certificates, easements and rights of way, including proof of dedication, as applicable, required from all Governmental Authorities having jurisdiction over the Real Property for the use and operation of the Real Property in the conduct of the Business and to ensure vehicular and pedestrian ingress to and egress from the Real Property have been obtained.

(h)           No Group Company has received written notice and has any knowledge of any pending or threatened condemnation proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation.

(i)            No portion of the Real Property, during the three (3) year period prior to the date hereof, has suffered any material damage by fire or other casualty which has not heretofore been completely repaired and restored to its original condition.

(j)            To the Best Knowledge of the Warrantors, there are no encroachments or other facts or conditions affecting the Real Property which would, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation thereof as used, occupied and operated in the conduct of the Business.

(k)           Section 3.24(k) of the Disclosure Schedule contains an accurate and complete list and description of all real estate and the improvements (including buildings and other structures) located on such real estate (collectively, “Real Property”) currently or to be in the possession of any Group Company or used by any Group Company in its business and operation, including (a) all Real Property owned by any Group Company (the “Owned Real Property”) and (b) all Real Property leased by any Group Company from third parties (the “Leased Real Property”).  No Group Company is the owner or lessee of, or subject to any agreement or option to own or lease, any real property or any interest in any real property which is used or to be used in the business of such Group Company, other than the Real Property.

(i)           With respect to Owned Property:

(A)          the relevant Group Company holds valid, good and marketable title free and clear of any Encumbrance, has obtained proper land use right certificates and/or building ownership certificates and all such title and certificates are legal, valid, binding and enforceable;

(B)           the Owned Real Property can be sold, leased or mortgaged to third parties according to the ordinary PRC legal procedures;

(C)           the Owned Real Property was acquired or constructed in accordance with all applicable laws.  All agreements or contracts pursuant to which the Owned Real Property was acquired (the “Property Acquisition Contracts”) were duly executed and constitute legal, valid and binding obligations of and enforceable against the relevant parties in accordance with their respective terms.  Each Group Company, as the case may be, has duly performed and complied in all respects with each of its obligations under the Property Acquisition Contracts, has duly and fully paid the land premium, land or building transfer prices and all taxes and fees in connection with such acquisition.  All authorizations required for the construction of any Owned Real Property have been duly obtained.  No circumstance exists that any Owned Real Property may be treated as illegal construction.  There are no outstanding claims, disputes, complaints, notices, orders or proceedings relating to or affecting any Owned Real Property; and

(D)           no Owned Real Property, nor its location, use, operation or maintenance for the purpose of carrying on the business of any Group Company, violates any restrictive covenant or any provision of any law or encroaches on any property owned by any other Person.  No condemnation or expropriation proceeding is pending or, to the knowledge of the Group Companies, threatened which would preclude or impair the use of any of the Owned Real Property for the purposes for which they are currently used.

(ii)          With respect to the Leased Real Property:

(A)           true copies of all lease agreements in relation to the Leased Real Property (the “Real Estate Leases”) have been provided to SCAC;

(B)           each Real Estate Lease is in good standing, creates a good and valid leasehold estate in the Leased Real Property thereby demised and is in full force and effect without amendment and enforceable against the relevant parties in accordance with their respective terms, except where the failure to be in such good standing, full force and effect would not have an AutoChina Material Adverse Effect;

(C)           each Real Estate Lease has been properly registered in the competent authority, except where the failure for such payment would not have an AutoChina Material Adverse Effect;

(D)           all rents and additional rents have been duly paid;

(E)           no waiver, indulgence or postponement of the lessee’s obligations has been granted by the lessor;

(F)           there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Real Estate Lease;

(G)           to the knowledge of each Group Company, as the case may be, all of the covenants to be performed by any other party under each Real Estate Lease have been fully performed; and

(H)           there are no circumstances, to the knowledge of the Group Companies, which may give rise to the termination of any Real Estate Lease or the termination of the continued possession, occupation, use or enjoyment of the Leased Real Property.  None of the Group Companies has received any notice from any PRC governmental entities alleging that its lease, possession or use of any of the Leased Real Property is in violation of any applicable laws in the PRC.

Section 3.25                Employee Plans; Labor Matters.  Other than statutory social insurance plans operated under the Laws of the PRC or any statutory employee benefits under the Laws of the PRC, none of the Group Companies provides or is obligated to provide any retirement, social insurance, life insurance, medical, dental or other welfare benefits provided on ill-health, injury, death disability or on termination of employment (whether voluntary or involuntary) to any current or former employees, officers, consultants, independent contractors or agents of any Group Company.  None of the Group Companies is a party to or is bound by any currently effective deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, vacation, hospitalization, medical or other plan, policy, trust or arrangement or other employee compensation agreement (other than those statutorily required under the Laws of the PRC).  Except as specifically described in the Section 3.25 of the Disclosure Schedule, each of the Group Companies has complied with all applicable Laws relating to any of the Benefit Plans, all such contributions and payments required to be made by any employees of the Group Companies with respect to the employee benefits have been fully deducted and paid to the relevant Governmental Authority, and no such deductions have been challenged or disallowed by any Governmental Authority or any employee of any Group Company.  Each Group Company has executed labor contracts with all of its employees and discharged its obligations as employer in accordance with such labor contracts and Laws of the PRC and forms of each such labor contract currently in effect.  Section 3.25 of the Disclosure Schedule contains an accurate and complete list of each Group Company, all the employees of such Group Company, and indicates whether or not each employee has entered into a labor contract with such Group Company, in form(s) that have been reviewed by SCAC.

Section 3.26                Compliance with Law.  Except as set forth in Section 3.26 of the Disclosure Schedule, all consents, licenses, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any Governmental Authority (“Governmental Authorizations”) on the part of each Warrantor or Group Company required in connection with the consummation of the transactions contemplated herein and by the Transaction Documents to which it is a party have been obtained and are effective as of the date of this Agreement or shall be effective as of the Closing Date.  None of the Group Companies or the Warrantors is in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof (including but not limited to SAFE, the Ministry of Commerce, the State Administration for Industry and Commerce and the China Securities Regulatory Commission and their respective provincial and local branches) in respect of the conduct of its business or the ownership of its properties.  Each Group Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as currently conducted and as proposed to be conducted.  None of the Group Companies is in default under any of such franchises, permits, licenses or other similar authority.  All applicable laws of the PRC, including but not limited to (i) the Provisions for Foreign Investors to Merge and Acquire Domestic Enterprises (关于外国投资者并购境内企业的规定（2006年第10号）) jointly promulgated by the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, China Securities Regulatory Commission, the State Administration for Industry and Commerce, the State Administration of Taxation of the PRC and SAFE on August 8, 2006, with effect from September 8, 2006, (ii) the SAFE Circulars (to the extent they are applicable), and (iii) the Anti-Unfair Competition Law (反不正当竞争 法) issued by the Standing Committee of the National People’s Congress on September 2, 1993 with effect from December 2, 1993, to the extent applicable, including approvals to operate its business from (A) the Ministry of Commerce in accordance with the Measures for the Implementation Rules for Management of Brand-specific Auto Sales, and (B) each of the Ministry of Communications and the Ministry of Commerce in accordance with the Provisions on the Administration of Foreign-funded Road Transport Services, have been and will continue to be fully complied with, and all requisite registrations and/or receipt of approvals of the relevant PRC government agencies required in connection therewith, including such registrations as is required under the SAFE Circulars, to the extent applicable, in relation thereto have been duly and lawfully obtained and are in full force and effect and there exist no grounds on which any such approval may be cancelled or revoked or the PRC Subsidiaries or their legal representatives may be subject to liability or penalties for material misrepresentation or failure to disclose material information to the issuing SAFE authority.  To the extent applicable, each ultimate individual beneficial owner of the shares of any Group Company and any other party who is required to comply with the SAFE Circulars has obtained registration with SAFE, indicating, to the extent applicable, his or her indirect interest in any Group Company in accordance with the SAFE Circulars and other applicable laws of the PRC.

Section 3.27                Compliance with Foreign Corrupt Practices Act and PRC Anti-Corruption Laws.  None of the Group Companies nor its directors or officers has, and to the Best Knowledge of the Warrantors, no Warrantor’s or Group Company’s employees, representatives or agents has, to obtain or retain business, directly or indirectly offered, paid or promise to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of US$100 in the aggregate to any one individual in any year) or any commission payment to: (i) any person who is an official, officer, agent, employee or representative of any Governmental Authorities or any existing or prospective customer (whether or not government owned); (ii) any political party or official thereof; (iii) any candidate for political or political party office; or (iv) any other individual or entity; while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or any entity affiliated with such customer, political party or official or political office.  No Group Company nor its respective directors or officers has, and to the Best Knowledge of the Warrantors, none of their employees, representatives or agents has violated any applicable PRC Laws that prohibit directly or indirectly making any payment (including any kick-back or commission) or giving other thing of value (including any fee, gift, travel expense or entertainment) to any person who is an official, officer, agent, employee or representative of any Governmental Authority or any existing or prospective customer (whether or not government-owned) in order to gain any business, commercial or financial advantage or benefit.

Section 3.28                Related-Party Transactions.  Except for compensation to employees for services rendered and as disclosed in the financial statements of each of the Group Company, as of the date of this Agreement, (a) there are no inter-company Liabilities between any Group Company, on the one hand, and any shareholder of a Group Company, or officer, director, Affiliate or Associate of any Group Company or any Associate of a shareholder of a Group Company or such officer, director or Affiliate (other than any Group Company), on the other, (b) neither any shareholder of a Group Company or any such officer, director, Affiliate or Associate provides or causes to be provided any material Assets and Properties, services or facilities to any Group Company, (c) none of the Group Companies provides or causes to be provided any material Assets and Properties, services or facilities to any shareholder of a Group Company or any such officer, director, Affiliate or Associate and (d) none of the Group Companies beneficially owns, directly or indirectly, any Investment Assets of any shareholder of a Group Company or any such officer, director, Affiliate or Associate.  No shareholder of a Group Company or any such officer, director, Affiliate or Associate has any direct or indirect interest in excess of one percent (1%) in any corporation, firm, association or business organization which is a present (or potential) competitor, supplier or customer of any Group Company nor, to the Best Knowledge of the Warrantors, does any such Person receive income from any source other than any Group Company which relates to the Business, or should properly accrue to, the relevant Group Company.

Section 3.29                Environmental Matters.  Except as specifically described in the Section 3.29 of the Disclosure Schedule, prior to the date hereof:

(a)           each Group Company has complied with all then applicable Laws in relation to environment protections;

(b)           the properties currently owned or operated by the Group Companies (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances;

(c)           no Group Company is subject to liability for any Hazardous Substance disposal or contamination on any third party property;

(d)           no Group Company has been associated with any release or treat of release of any Hazardous Substance;

(e)           no Group Company has received any outstanding notice, demand, letter, claim or request for information alleging that it may be in violation of or liable under any environmental Laws;

(f)            no Group Company is subject to any orders, decrees, injunctions or other arrangements of any Governmental Authority or is subject to any indemnity or other agreement with any third party relating to liability under any environmental Laws of the PRC or relating to Hazardous Substances; and

(g)           there are no circumstances or condition involving any Group Company that could reasonably be expected as of the date hereof to result in any claims, liability, investigations, costs or restrictions on the ownership, sue or transfer of any property of any Group Company pursuant to any environmental Laws of the PRC, that would have an AutoChina Material Adverse Effect.

Section 3.30                Records.  The books of account, minute books and shareholder records of each Group Company are complete and correct in all material respects, and there have been no material transactions involving any Group Company which are required to be set forth therein and which have not been so set forth.

Section 3.31                Bank and Brokerage Accounts; Investment Assets.  Section 3.31 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks and other financial institutions at which any Group Company has an account or safe deposit box or maintains a banking or other similar relationship; (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number; and (c) a list of the name of the record and beneficial owner thereof.

Section 3.32                No Powers of Attorney.  None of the Group Companies has any powers of attorney or comparable delegations of authority currently outstanding, that materially affects such Group Company.

Section 3.33                Insurance.  Section 3.33 of the Disclosure Schedule sets forth a complete list and complete and accurate description of all insurance policies involving insurance premiums of RMB50,000 or more maintained by each of the Group Companies which are in force as of the date hereof and the amounts of coverage thereunder.  During the three (3) year period prior to the date hereof, no Group Company has been refused insurance in connection with the Business, nor has any claim of RMB100,000 or more been made in respect of any such agreements or policies.

Section 3.34                Litigation.  There are no Actions by any Governmental Authority or Person by or against any Group Company, nor, to the Best Knowledge of the Warrantors, any currently contemplated potential Action by any Governmental Authority or Person against any Group Company.  None of the Group Companies or any of their respective Assets and Properties is subject to any Action by a Governmental Authority or Person which would cause an AutoChina Material Adverse Effect.

Section 3.35                Disclosure of SCAC Information.  FounderCo acknowledges that it has received all the information that it has required relating to SCAC and the acquisition of the SCAC Ordinary Shares.  FounderCo further represents that it has had an opportunity to ask questions and receive answers from SCAC regarding the terms and conditions of its acquisition of the SCAC Ordinary Shares.  The foregoing, however, does not limit or modify the representations and warranties of the Warrantors in this Agreement, in the other Transaction Documents or elsewhere, or the right of SCAC to rely thereon.

Section 3.36                Purchase for Own Account.  The SCAC Ordinary Shares to be received by FounderCo are being acquired for investment for FounderCo’s own account and not with a view to the resale or distribution of any part thereof.  FounderCo has no present intention of selling, granting any participation in, or otherwise distributing the same and is subject to a six (6) month lock-up period with respect to his/her sale or disposal of SCAC Ordinary Shares pursuant to Section 5.09 hereof.

Section 3.37                No Registration.  FounderCo is aware that the SCAC Ordinary Shares acquired by it under this Agreement have not been registered under the Securities Act, that their offer and sale pursuant to this Agreement are intended to be exempt from registration under the Securities Act and the rules promulgated thereunder by the SEC, and that such SCAC Ordinary Shares cannot be sold, assigned, transferred, or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from such registration is available.  FounderCo is also aware that the SCAC Ordinary Shares acquired by it have not been registered or qualified in any jurisdiction, that sales or transfers of such SCAC Ordinary Shares may be further restricted by non-US securities laws, the provisions of this Agreement, the other Transaction Documents, SCAC Articles, and the New SCAC Articles, as the case may be, and that the certificates for such SCAC Ordinary Shares will bear appropriate legends describing the restrictions on their transfer.  FounderCo has no immediate need for liquidity in connection with the acquisition of SCAC Ordinary Shares, and does not anticipate that it will be required to sell his or her SCAC Ordinary Shares in the foreseeable future.

Section 3.38                Suitability of Investment.

(a)           FounderCo has not and will not, directly or indirectly, offer, sell, transfer, assign, exchange or otherwise dispose of all or any part of the SCAC Ordinary Shares, except as otherwise permitted under applicable Laws, including, but not limited to, securities laws, as well as the provisions of this Agreement, the other Transaction Documents, the New SCAC Articles, as the case may be, as long as such documents remain in effect; and

(b)           FounderCo has determined that the SCAC Ordinary Shares are a suitable investment for FounderCo and that FounderCo can bear the economic risk of the acquisition of SCAC Ordinary Shares; and

(c)           FounderCo (i) certifies that FounderCo is not a “US person” within the meaning of Rule 902 of Regulation S, and that FounderCo is not acquiring the SCAC Ordinary Shares for the account or benefit of any such US person, (ii) agrees to resell the SCAC Ordinary Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to such SCAC Ordinary Shares unless in compliance with the Securities Act, (iii) agrees that any certificates for any SCAC Ordinary Shares issued to FounderCo shall contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration and that hedging transactions involving such SCAC Ordinary Shares may not be conducted unless in compliance with the Securities Act, and (iv) agrees that SCAC is hereby required to refuse to register any transfer of any SCAC Ordinary Shares issued to FounderCo not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

Section 3.39                Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Warrantors or the Group Companies.

Section 3.40                Disclosure.  No representation or warranty by any Warrantor contained in this Agreement and no information contained in any Schedule or other instrument furnished or to be furnished to SCAC pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

Section 3.41                Proposed Business Plan.  Prior to the date hereof, AutoChina has delivered to SCAC a proposed business plan that contains, among others, detailed proposed financial projections (including all the relevant assumptions), capital expenditure plan, operational budgets and financial plan for FY2009 and FY2010 on an annual basis (the “Proposed Business Plan”).  The Proposed Business Plan and the financial and other projections contained therein were prepared in good faith based on AutoChina’s management’s experience in the industry and on assumptions of fact and opinion as to future events which they, at the date of the issuance of the Proposed Business Plan, believed to be reasonable, consistent with past practice and on a realistic basis after careful examination and due consideration of all other relevant factors.  As of the date hereof, no facts have come to the attention of AutoChina or the management of AutoChina which would be reasonably expected to require the material revision of the assumptions underlying such projections, estimates and other forward-looking information or the conclusions derived therefrom.

Section 3.42                Survival of Representations and Warranties.  The representations and warranties of the Warrantors set forth in this Agreement shall survive until the Remaining Holdback Consideration Release Date.

Section 3.43                Restructuring.  The Restructuring has been completed in all respects and in compliance with all applicable laws.  All Restructuring Agreements have been executed by each of the parties thereto in accordance with the Restructuring Plan.  The Restructuring has been fully completed pursuant to such Restructuring Agreements in compliance with applicable PRC laws and regulations.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SCAC

SCAC represents and warrants to the Warrantors as of the date hereof and as of the Closing as follows:

Section 4.01                Organization.  SCAC is a corporation duly organized, validly existing and in good standing under the law of the Cayman Islands.

Section 4.02                SCAC Subsidiaries.  Except as contemplated by the AutoChina Acquisition, SCAC does not have any subsidiaries, branches and representative offices.

Section 4.03                Authority and Corporate Action; No Conflict.  SCAC has all necessary corporate power and authority to enter this Agreement and the other Transaction Documents to which it is a party and, subject to the requirement to obtain shareholder approval, to consummate the AutoChina Acquisition and transactions contemplated hereby and thereby.  All Board actions necessary to be taken by SCAC to authorize the execution, delivery and performance of this Agreement, the other Transaction Documents and all other agreements delivered in connection with the AutoChina Acquisition has been duly and validly taken.  Each of this Agreement and the other Transaction Documents to which SCAC is a party has been duly executed and delivered by SCAC and constitutes the valid, binding, and enforceable obligation of SCAC, enforceable in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy and (iii) as enforceability may be limited by the absence of shareholder approval.

Section 4.04                Organizational Documents.  The Memorandum of Association and Articles of Association (the “SCAC Articles”) as of the date hereof are in the form attached as Schedule D and no action has been taken to amend or repeal the M&A, provided, however the New SCAC Articles shall take effect on the Closing Date.  SCAC is not in violation or breach of any of the provisions of the SCAC Articles.

Section 4.05                Capitalization.  As of the date hereof, the authorized share capital of SCAC consists of 51,000,000 shares of which (i) 50,000,000 shares are designated as SCAC’s Ordinary Shares, of which 6,468,750 shares are issued and outstanding and (ii) 1,000,000 shares are designated as preferred shares, of which no shares are issued and outstanding.  All issued and outstanding shares of SCAC’s Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable, and have not been issued in violation of any preemptive or similar rights.  At the Closing Date, SCAC will have sufficient authorized and unissued SCAC’s Ordinary Shares to consummate the transactions contemplated hereby.  As of the date hereof, except as for the Warrants and the Purchase Option, there are no outstanding options, warrants, purchase agreements, participation agreements, subscription rights, conversion rights, exchange rights or other securities or contracts that could require SCAC to issue, sell or otherwise cause to become outstanding any of its authorized but unissued shares or any securities convertible into, exchangeable for or carrying a right or option to purchase shares or to create, authorize, issue, sell or otherwise cause to become outstanding any new class of shares.  There are no outstanding shareholders’ agreements, voting trusts or arrangements, registration rights agreements, rights of first refusal or other contracts pertaining to the shares or other securities of SCAC.

Section 4.06                Valid Issuance of SCAC Ordinary Shares.  At the Closing, the SCAC Ordinary Shares to be issued to the AutoChina Shareholders hereunder will be duly and validly authorized and, when issued and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued and will have been issued in compliance with all applicable US federal and state securities laws and the Laws of the Cayman Islands.

Section 4.07                No Redemption Requirements.  Except for SCAC’s redemption rights with respect to the outstanding Warrants and any warrants issuable upon the exercise of the Purchase Option, which rights are subject to the satisfaction of certain conditions, including but not limited to the prior consent of EarlyBirdCapital, Inc. (“EarlyBirdCapital”) there are no outstanding contractual obligations (contingent or otherwise) of SCAC to retire, repurchase, redeem or otherwise acquire any outstanding shares, or other ownership interests in, SCAC or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

Section 4.08                No Brokers of Finders.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of SCAC or any of its principal shareholders.

ARTICLE 5

COVENANTS OF THE WARRANTORS

Section 5.01                Conduct of the Business.  Each Warrantor covenants and agrees that, from the date hereof through the Closing Date, except as otherwise required as set forth in this Agreement or with the prior written consent of SCAC, they shall, and shall use their best efforts to cause each Group Company to:

(a)           conduct the Business only in the ordinary course and in a manner consistent with the current practice of the Business, to preserve substantially intact the business organization of each Group Company, to keep available the services of the current management employees of each Group Company, to preserve, for the best interest of any Group Company, the current relationships of each Group Company with customers and other persons with which each Group Company has significant business relations and to comply with all Laws in all material aspects;

(b)           not pledge, sell, transfer, dispose or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the share capital or any equity interest of any Group Company, or enter into any discussions or negotiations with any other party to do so;

(c)           not pledge, sell, lease, transfer, dispose of or otherwise encumber any Assets and Properties of any Group Company, other than consistent with past practices and in the ordinary course of business of such Group Company or enter into any discussions or negotiations with any other party to do so;

(d)           not issue any stock or increase the registered capital, as applicable, or any other class of securities, whether shares or debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, of any Group Company or any options therefor or any securities convertible into or exchangeable for share capital or equity interests of any Group Company or enter into any agreements in respect of the ownership or control of such share capital or equity interests;

(e)           not declare any dividend or make any distribution in cash, securities or otherwise on the outstanding share capital or equity interests of any Group Company or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of their affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay existing indebtedness of any Group Company;

(f)            not make, agree to make or announce any general wage or salary increase or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any management employee of any Group Company or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable law or regulations;

(g)           not to amend the charter documents (or other organizational documents) of any Group Company;

(h)           not to merge or consolidate with, or acquire all or substantially all the Assets and Properties of, or otherwise acquire any business operations of, any Person;

(i)           not to make any payments outside the ordinary course of business; and

(j)           not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice.

Section 5.02                Access to Information.

(a)           Between the date of this Agreement and the Closing Date, subject to SCAC’s undertaking to keep confidential and protect the Trade Secrets of the Group Companies against any illegal disclosure, each Warrantor will (i) permit SCAC and its Representatives reasonable access to all of the books, records, reports and other related materials, offices and other facilities and Assets and Properties of each Group Company and the Business which are necessary for the preparation and amendment of The Proxy Statement, the verification of the disclosures therein pursuant to the Securities Act as well as the rules and requirements of SEC and in response to inquiries from relevant Governmental Authorities regarding the AutoChina Acquisition; (ii) permit SCAC and its Representatives to make such inspections thereof as SCAC may reasonably request; and (iii) furnish SCAC and its Representatives with such financial and operating data (including without limitation the work papers of AutoChina’s Accountants) and other information with respect to each Group Company and the Business as SCAC may from time to time request pursuant to the Securities Act as well as the rules and requirements of SEC for the preparation and amendment of The Proxy Statement and the verification of the disclosures therein, in response to inquiries from SCAC’s accountants, and in response to inquiries from relevant Governmental Authorities regarding the AutoChina Acquisition.

(b)           Between the date of this Agreement and the Closing Date, SCAC shall be permitted to meet with and interview, during normal business hours upon prior written notice, all officers, directors and employees of each Group Company.

Section 5.03                Audited Financial Statements.  The Warrantors shall, as soon as practicable after the date hereof, deliver to SCAC the consolidated unaudited financial statements of the AutoChina for the twelve (12) month period ended December 31, 2008, including a balance sheet, income statement and statement of cash flows prepared in accordance with US GAAP, together with footnotes.

Section 5.04                Insurance.  Through the Closing Date, the Warrantors shall cause each Group Company to maintain insurance policies providing insurance coverage for the Business and the Assets and Properties of each Group Company of the kinds, in the amounts and against the risks as are commercially reasonable for the businesses and risks covered.

Section 5.05                Employment Agreements.  The Warrantors shall procure that, prior to the Closing:

(a)           each of Founder, Chen Lei, Wei Xing, Johnson Lau, and any other “key” employees designated by Founder (collectively, the “Key Employees”) shall have entered into an executive employment agreement (the “Executive Employment Agreement”) in the form of Schedule E with SCAC, AutoChina and any other relevant Group Companies.  These agreements generally are to provide employment terms of three (3) years include Intellectual Property assignment and Non-Competition Period set forth in Section 5.06(g)(ii) hereof.

(b)           all other employees of the Group Companies shall have entered into a labor contract (the “Labor Contract”) with the relevant Group Company, as the case may be in a form or forms approved by SCAC attached hereto as Schedule F.

Section 5.06                Protection of Confidential Information; Non-Competition.

(a)           Confidential Information.  FounderCo acknowledges that:

(i)           As a result of his or her share ownership of and, in some cases, employment by the Group Companies, it has obtained secret and confidential information concerning the Business including, without limitation, financial information, trade secrets and “know-how,” customers, and certain methodologies (“Confidential Information”).

(ii)          the Group Companies will suffer substantial damage which will be difficult to compute if FounderCo should divulge Confidential Information or enter a business which is competitive with that of the Group Companies.

(iii)         The provisions of this Section are reasonable and necessary for the protection of the Business.

(b)           Maintain Confidentiality.  Each Warrantor agrees to not at any time after the date hereof divulge to, or to permit any Group Company to divulge to, any person or entity any Confidential Information obtained or learned as a result of share ownership of AutoChina and employment by any Group Company except (i) with the express written consent of SCAC on or before the Closing Date and of the Board thereafter; (ii) to the extent that any such information is in the public domain other than as a result of a breach of any obligations hereunder; or (iii) where required to be disclosed by court order, subpoena or other government process.  If the Warrantors or the Group Companies shall be required to make disclosure pursuant to the provisions of clause (iii) of the preceding sentence, each Warrantor will promptly, but in no event more than eight (8) hours after learning of such subpoena, court order, or other government process, notify, by personal delivery or by electronic means, confirmed by mail, AutoChina or the relevant Group Company and, at AutoChina or the relevant Group Company’s expense, shall: (i) take all reasonably necessary steps required by AutoChina or the relevant Group Company to defend against the enforcement of such subpoena, court order or other government process, and (ii) permit AutoChina or the relevant Group Company to intervene and participate with counsel of its choice in any proceeding relating to the enforcement thereof.

(c)           Records.  At the Closing, each AutoChina Shareholder who is not a director or an officer or an current employee of any Group Company will, and the Warrantors shall cause such AutoChina Shareholder to, promptly deliver to AutoChina all original memoranda, notes, records, reports, manuals, formula and other documents relating to the Business, which he or she then possess or have under his or her control; provided, however, that they shall be entitled to retain copies of such documents reasonably necessary to document their financial relationship with AutoChina and the relevant Group Company.

(d)           Non-Compete.  FounderCo, and each of the Warrantors (for so long as FounderCo directly or indirectly holds any SCAC Ordinary Shares) shall cause each director, officer or manager of each Group Company, during the period that he or she maintains a relationship with any Group Company as a director, officer, consultant or employee and during the Non-Competition Period, without the prior written permission of a majority of the Board, which majority must include an affirmative vote from at least one (1) SCAC Nominated Director, shall not, anywhere in the PRC, Hong Kong and Taiwan, directly or indirectly, (i) enter into the employ of or render any services to any Person engaged in any business which is a “Competitive Business” (as defined below); (ii) engage in any Competitive Business for his own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity; (iv) employ or retain, or have or cause any other person or entity to employ or retain, any person who was employed or retained by any Group Company in the six (6) month period prior to the date that all relationships of such person terminates with any Group Company; or (v) solicit, interfere with, or endeavor to entice away from any Group Company, for the benefit of a Competitive Business, any of its customers or other persons with whom any Group Company has a business relationship.  However, nothing in this Agreement shall preclude FounderCo or any director, officer or manager of any Group Company from investing his or her personal assets in the securities of any corporation or other business entity which is engaged in a Competitive Business if such securities are traded on an internationally recognized stock exchange, such investment does not result in his or her beneficially owning, at any time, more than one percent (1%) of the publicly-traded equity securities of such Competitive Business, and such person does not have any other relationship with such Competitive Business.

(e)           Injunctive Relief.  If FounderCo or any director, officer or manager of any Group Company breaches, or threatens to breach, any of the provisions of Section 5.06 (b), (c) or (d), SCAC shall have the right and remedy to have the provisions of this Section 5.06 specifically enforced by any Governmental Authority, it being acknowledged and agreed by each Warrantor that any such breach or threatened breach will cause irreparable injury to SCAC and the Group Companies and that money damages will not provide an adequate remedy.

(f)            Modification of Scope.  If any provision of Section 5.06(b), Section 5.06(c) or Section 5.06(d) is held to be unenforceable because of the scope, duration or area of its applicability, the Governmental Authority making such determination shall have the power to modify such scope, duration, or area, or all of them, and such provision or provisions shall then be applicable in such modified form.

(g)           Competitive Business.  As used in this Agreement,

(i)           “Competitive Business” shall mean any business which operates in any aspect of the Business; and

(ii)          “Non-Competition Period” shall mean the period beginning on the Closing Date and ending on one (1) year after the date all relationships between FounderCo or a director or an officer of any Group Company, on one hand, and SCAC and any Group Company, on the other hand, have been terminated, including relationships as a director, officer, consultant or employee.

Section 5.07                Post-Closing Assurances.  The Warrantors from time to time after the Closing will take such other actions and execute and deliver such other documents, certifications and further assurances as SCAC shall reasonably require in order to manage and operate the Group Companies and the Business, including but not limited to executing such certificates as may be reasonably requested by SCAC’s accountants in connection with any audit of the financial statements of any Group Company for any period through the Closing Date.

Section 5.08                No Other Negotiations.

(a)           For a period commencing from the date of this Agreement until the Closing Date, the Warrantors will not take, nor will they permit any Group Company (or authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of any Group Company, and/or FounderCo) to take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer, inquiry or proposal from any Person (i) to engage in any Acquisition Proposal with any Group Company and/or FounderCo, (ii) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Acquisition Proposal with any Group Company and/or FounderCo or (iii) to participate in discussions or negotiations with or to furnish or cause to be furnished any information with respect to any Group Company or afford access to the Assets and Properties or Books and Records of any Group Company to any Person (other than as contemplated by Section 5.02) who any Warrantor (or any such Person acting for or on their behalf) knows or has reason to believe is in the process of considering any Acquisition Proposal relating to any Group Company.

(b)           For a period commencing from the date of this Agreement until the Closing Date, the Warrantors will, and will cause any Group Company to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the actions set forth in Section 5.08(a) above, if applicable.  The Warrantors will promptly (i) notify SCAC if any Group Company and/or any AutoChina Shareholder receives any proposal or inquiry or request for information in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) notify SCAC of the significant terms and conditions of any such Acquisition Proposal including the identity of the party making an Acquisition Proposal.

Section 5.09                Lock-up.  FounderCo hereby undertakes that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any SCAC Ordinary Shares received by it under Section 1.02 of this Agreement, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such SCAC Ordinary Shares, whether any of these transactions are to be settled by delivery of any such SCAC Ordinary Shares, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, for a period of six (6) months from the date of issuance of such SCAC Ordinary Shares.

Section 5.10                No Securities Transactions.  None of FounderCo or any of their Affiliates, directly or indirectly, shall engage in any transactions involving the securities of SCAC prior to the time of the making of a public announcement of the transactions contemplated by this Agreement.  Each of the Group Companies shall cause each of its officers, directors, employees, agents and representatives to comply with the foregoing requirement.

Section 5.11                Fulfillment of Conditions.  The Warrantors shall use their best efforts to fulfill the conditions specified in ARTICLE 8 to the extent that the fulfillment of such conditions effectuates and consummates the AutoChina Acquisition.  The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated hereby and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including using their best efforts to conduct the Business in such manner that on the Closing Date the representations and warranties of the Warrantors contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

Section 5.12                Disclosure of Certain Matters.  From the date hereof through the Closing Date, each Warrantor shall give SCAC prompt written notice of any event that occurs that (a) would be required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of each Warrantor contained herein to be inaccurate or otherwise misleading, (c) gives any Warrantor any reason to believe that any of the conditions set forth in ARTICLE 8 will not be satisfied, (d) would likely result in an AutoChina Material Adverse Effect or (e) would require any amendment or supplement to the Proxy Statement.

Section 5.13                Regulatory and Other Authorizations; Notices and Consents.

(a)           The Warrantors shall use their best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and any other Transaction Documents and will cooperate fully with SCAC in promptly seeking to obtain all such authorizations, consents, orders and approvals.

(b)           The Warrantors shall give promptly such notices to third parties and use its or their best efforts to obtain such third party consents and estoppel certificates as SCAC may in its reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

(c)           SCAC shall cooperate and use all reasonable efforts to assist each Warrantor in giving such notices and obtaining such consents and estoppel certificates; provided, however, that SCAC shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which SCAC in its sole discretion may deem adverse to the interests of SCAC, AutoChina or the Business.

Section 5.14                Related Tax.  Each AutoChina Shareholder covenants and agrees to pay, and the Warrantors shall cause each AutoChina Shareholder to pay, any tax and duties assessed by any Governmental Authority of the PRC on such AutoChina Shareholder’s receipt of any Share Payment and other consideration paid by SCAC pursuant to this Agreement.

Section 5.15                AutoChina Information.  As a condition to SCAC (a) filing with the SEC the Proxy Statement and (b) calling and holding the SCAC Shareholders’ Meeting (as hereinafter defined), as well as making other filings or submissions with the SEC with respect to the transactions contemplated herein, the Warrantors will furnish to SCAC such information as is reasonably required by SCAC for the preparation and amendment of the Proxy Statement and such other filings or submissions in accordance with the requirements and requests of the SEC, including full and accurate descriptions of the Business, material agreements affecting the Business, the Group Companies, the AutoChina Shareholders and the FY2007 Combined Financials as required by the rules and regulations of the SEC for Proxy Statement disclosure (collectively, “AutoChina Information”).  The AutoChina Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the AutoChina Information not misleading.

Section 5.16                Interim Financial Information.  From the date of this Agreement until the Closing, the Group Companies shall provide to SCAC a copy of a monthly balance sheet, income statement and cash flow statement on an individual and consolidated basis for the Group Companies, together with such further explanation and information with respect thereto as may be reasonably requested by SCAC.  The above interim financial information shall be delivered to SCAC within thirty (30) days following the end of each monthly period.  The Group Companies will prepare the above financial information in good faith in accordance with PRC GAAP.  Upon reasonable request of SCAC in writing based on the requirements of the Securities Act or the rules and requirements of the SEC, the Warrantors shall, within forty-five (45) days after the date of such written request of SCAC, deliver to SCAC unaudited interim consolidated financial statements of each of AutoChina, reviewed by the AutoChina’s Accountants in accordance with US GAAP for such interim period as stated in the written request.

Section 5.17                Chuanglian.

(a)           Prior to the Closing, the Warrantors shall have provided evidence to the satisfaction of SCAC that Chuanglian’s business scope is broad enough to enable it to provide the services contemplated under the contractual agreements with the Chuanglian Controlled Operating Companies.

(b)           At the request of the Board, the Warrantors shall use their best efforts to cause Chuanglian, on the one hand, to enter into certain contractual agreements with each of the 4S Stores, Tianmei Insurance, the Transportation Companies, and Chuanglian Auto Trade (the “Chuanglian Controlled Operating Companies”), on the other hand, within one hundred eighty (180) days of the Closing, that provide Chuanglian the ability to exercise de facto control over the operations of each of the Chuanglian Controlled Operating Companies such that each of the Chuanglian Controlled Operating Companies qualify as a “special purpose entity” under SIC 12, “Consolidation – Special Purpose Entities,” under IFRS or a “variable interest entity” under FIN 46 of US GAAP and are required to be consolidated with Chuanglian for financial statement reporting purposes and such contractual agreements shall be in compliance with applicable PRC laws and regulations.

Section 5.18                Inter-Group Company Leases or Money Transfers.  Prior to the Closing, the Warrantors shall provide written evidence to the satisfaction of SCAC that any Group Company leasing land from another Group Company has entered into a lease agreement with such other Group Company under arm’s-length terms and conditions to the satisfaction of SCAC, and following the Closing no Group Company shall lease land, borrow money, or withdraw a registered capital contribution from another Group Company without the approval of a majority of the Board, which majority must include an affirmative vote from at least one (1) SCAC Nominated Director.

Section 5.19                Real Property.  The Warrantors shall provide written evidence to the satisfaction of:

(a)           SCAC within six (6) months from the date of this Agreement, that each of the following leases set forth on Schedule G has been terminated; and

(b)           at least one (1) SCAC Nominated Director within (i) eighteen (18) months of the Closing, that (i) (A) all collectively-owned land used by any Group Company for non-agricultural purposes has been transferred to a competent PRC Government Authority and such PRC Governmental Authority shall have granted land use rights to the relevant Group Company and (B) each Group Company has received building ownership certificates for all the premises it has built on leased land or (ii) twelve (12) months of the Closing, that an alternative plan unanimously approved by the Board has been established to deal with the land use issues set forth in Section 5.19(b)(i) (the “Alternative Plan”) and a PRC legal opinion unanimously approved by the Board has been issued with respect to the Alternative Plan.

Section 5.20                Alternative Plan.  The Warrantors covenant and agree to execute the Alternative Plan pursuant to the terms set forth in the Alternative Plan.

Section 5.21                4S Stores.  As soon as practicable after the date hereof, the Warrantors shall have provided written evidence to the satisfaction of SCAC that each 4S Store has obtained the proper authorizations to operate its business, including but not limited to the (i) receipt of an authorized business scope to sell the relevant brand of automobiles, (ii) inclusion on the list of Brand Auto Sales Enterprises published by the State Administration of Industry and Commerce, and (iii) entrance into a dealership authorization agreement or receipt of an authorization letter from the relevant brand of automobiles.

Section 5.22                Auto Trade Documents.  Following the date of the Agreement, the Warrantors covenant and agree to use each of the Purchase Order Contract, Vehicle Sales Contract, and Vehicle Operation and Service Contract attached hereto as Schedule H for all sales under the auto trade business, and agree that such forms shall not be changed without the approval of a majority of the Board, which majority must include an affirmative vote from at least one (1) SCAC Nominated Director.

ARTICLE 6

COVENANTS OF SCAC

Section 6.01                Proxy Statement Filing.  SCAC shall use commercially reasonable efforts to file with the SEC, within three (3) months after the delivery to SCAC of the FY2007 Combined Financials, the Proxy Statement (as defined in Section 6.02) for the calling and holding of the SCAC Shareholders’ Meeting (as defined in Section 6.02).

Section 6.02                SCAC Shareholders’ Meeting.  SCAC shall use commercially reasonable efforts to cause a meeting of its shareholders (the “SCAC Shareholders’ Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption and approval of, among others, this Agreement, the AutoChina Acquisition, the New SCAC Articles and the Equity Incentive Plan.  In connection with such meeting, SCAC (a) will use commercially reasonable efforts to file with the US Securities and Exchange Commission (the “SEC”) as promptly as practicable a proxy statement meeting the requirements of the Exchange Act (the “Proxy Statement”) and all other proxy materials for such meeting, (b) upon receipt of approval from the SEC, will mail to its shareholders the Proxy Statement and other proxy materials, (c) will use commercially reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby, and (d) will use commercially reasonable efforts to otherwise comply with all legal requirements applicable to such meeting.  As a condition to the filing and distribution to the SCAC Ordinary Shareholders of the Proxy Statement, SCAC will have received the AutoChina Information.

ARTICLE 7

ADDITIONAL AGREEMENTS AND COVENANTS OF THE PARTIES

Section 7.01                Other Information.  If in order to properly prepare documents required to be filed with any Governmental Authority or financial statements of any Group Company, it is necessary that any Party be furnished with additional information relating to any Group Company or the Business, and such information is in the possession of any other Party or Parties, such Party may request such other Party or Parties to, and such other Party or Parties hereby agree to use its or their best efforts to, furnish such information in a timely manner to the requesting Party, at the cost and expense of the requesting Party.

Section 7.02                Further Action.  Each of the Parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.  Upon the terms and subject to the conditions hereof, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Transaction Documents.  Without limiting the generality of the foregoing, the Warrantors agree to use their best efforts to cooperate with SCAC in order to obtain shareholder approval of the transactions contemplated by the Transaction Documents, including approving amendments to the Transaction Documents or SCAC’s SEC filings from time to time, as may be requested by SCAC’s shareholders after filing the Proxy Statement.

Section 7.03                Public Announcements.  From the date of this Agreement until the Closing or termination, SCAC and each Warrantor shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and none of the foregoing shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transaction without the prior consent of SCAC (in the case of each Warrantor) or AutoChina (in the case of SCAC), except as required by Law or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system.  Each Party will not unreasonably withhold approval from the others with respect to any press release or public announcement.  If any Party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall at a reasonable time before making any public disclosure, consult with the other Parties regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other Parties and disclose only such information as is legally compelled to be disclosed.  This provision will not apply to communications by any Party to its counsel, accountants and other professional advisors.

Section 7.04                The Board and Board of Directors of AutoChina.

(a)           Immediately following the Closing Date, the authorized size of the Board will consist of seven (7) persons.  The Proxy Statement of SCAC will present the following persons as nominees for election as directors for a period commencing from the Closing Date until the next annual general meeting of SCAC, or until each director’s successor is elected and takes office: two (2) persons nominated by the AutoChina Shareholders’ Representative (the “AutoChina Nominated Directors”), two (2) persons nominated by the SCAC Shareholders’ Representative (the “SCAC Nominated Directors”) and three (3) persons as independent non-executive director (the “Independent Non-Executive Directors”), provided that the Independent Non-Executive Director candidates who are actually nominated shall be mutually agreed upon by the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative.  The Warrantors agree that for a period commencing from the Closing Date and ending December 31, 2011, they shall use their best efforts to nominate or to cause their Affiliates to nominate the directors to the Board pursuant to this Section 7.04, subject to any obligations imposed by law, rule or regulation on any nominating committee.  In addition, the AutoChina Shareholders agree, and the Warrantors shall cause the AutoChina Shareholders to agree, that, for a period commencing from the Closing Date and ending December 31, 2011, they shall vote all SCAC Ordinary Shares then owned by them in favor of the persons nominated as directors by the SCAC Shareholders’ Representative pursuant to this Section 7.04.  Each of AutoChina and SCAC shall procure that the composition of the board of directors of AutoChina after the Closing shall be identical to that of SCAC.

(b)           The Board shall, immediately following the Closing, establish an audit committee, a nomination committee and a compensation committee.  Prior to December 31, 2011, each such committee shall consist of two (2) members, one being an independent non-executive director nominated based on the recommendation of the AutoChina Shareholders’ Representative and the other being the independent non-executive director nominated based on the recommendation of the SCAC Shareholders’ Representative.  In any event that the two (2) members in any such committee fails to reach a consensus with respect to any matter, such matter shall be submitted to and decided by the Board by the affirmative consent or approval of at least six (6) members of the Board.

Section 7.05                Corporate Governance Practice.

(a)           Each of the Parties hereby agrees and undertakes that, following the Closing, it or he or she (as the case may be) shall fully comply with, and shall cause to be complied with, the code of business conduct, the insider trading policy, the related party transaction procedures, the anti-corruption manual, the audit committee charter, the compensation committee charter and the nomination committee charter and other corporate governance policies, procedures, rules and requirements of SCAC adopted or to be adopted from time to time by the Board (collectively, the “Corporate Governance Rules”).

(b)           Effective immediately following the Closing, no director, officer, committee member, employee, agent of SCAC or any Group Company or any of their respective delegates shall, without the affirmative consent or approval of at least six (6) members of the Board, not take, nor shall they cause or permit SCAC or any Group Company to take, any of the following actions (whether in a single transaction or a series of related transactions):

(i)           the authorization, creation or issuance of any equity or debt securities, warrants, options or other rights to acquire shares of SCAC or any Group Company, other than grants of securities, stock options or warrants to directors or employees of SCAC or any Group Company pursuant to the Equity Incentive Plan and the issuance of shares upon the exercise of such options or warrants;

(ii)          the declaration or payment of a distribution or dividend with respect to any of the shares in SCAC or any Group Company, including, without limitation, the repurchase or redemption of any such shares or equity interest (or any warrants, options or other rights to acquire any such shares or equity interest);

(iii)         the merger, amalgamation or consolidation of SCAC or any Group Company with any person or any transaction in which SCAC or any Group Company immediately before such transaction together with their affiliates do not own or control at least a majority of the voting power of the surviving entity immediately after such transaction (excluding any transaction effected solely for tax purposes or to change SCAC’s or any Group Company’s domicile);

(iv)         the sale, lease, exchange, transfer, contribution, mortgage, pledge, encumbrance or other disposition of all or substantially all of the Assets and Properties of SCAC or any Group Company (other than mortgages of Assets and Properties to banks to secure loans in the ordinary course of business consistent with past practice and sound business practice), or the purchase or other acquisition by SCAC or any Group Company (whether individually or collectively) of all or substantially all of the Assets and Properties of another Person (except for such purchase or acquisition within the amount set forth in the annual business plan approved by the Board);

(v)          the making of any joint venture or partnership arrangement, or the formation of any subsidiary, each involving capital commitment of RMB5,000,000 or more (except for such joint venture or partnership arrangement made or any subsidiary formed involving capital commitment within the amount set forth in the annual business plan approved by the Board), or any voluntary dissolution, winding-up, liquidation of any subsidiary;

(vi)         the reduction of the authorized share capital or the registered capital, as the case may be, of SCAC or any Group Company;

(vii)        the effectuation of any recapitalization, reclassification, reorganization, split-off, spin-off, or filing for bankruptcy with respect to SCAC or any Group Company;

(viii)       the approval or material amendment of the annual budget, business plan, or operating plan (including any capital expenditure budget, operating budget and financial plan) of SCAC or any Group Company;

(ix)         the incurrence of any indebtedness for borrowed money or the issuance, assumption, guarantee or creation of any liability for borrowed money, the aggregate outstanding amount of which at any given time equal to RMB5,000,000 or more unless such liability is incurred pursuant to the then current business plan;

(x)          any change in the size or composition of the Board or any Group Company or any committee thereof;

(xi)         any material amendment to the terms of the Share Exchange Agreement, the Registration Rights Agreement, any executive employment agreement or any indemnification agreement; or

(xii)        any material amendment to the Corporate Governance Rules then in effect.

Section 7.06                Equity Incentive Plan.  The Proxy Statement of SCAC will present an equity incentive plan (the “Equity Incentive Plan”) substantially in the form and substance set forth in Schedule I attached hereto for approval at the SCAC Shareholders’ Meeting.  SCAC shall use its reasonable best efforts to ensure that, after the Closing, the number of SCAC Ordinary Shares issuable under the Equity Incentive Plan (the “EIP Shares”) shall constitute ten percent (10%) of the number of (i) SCAC Ordinary Shares issued and outstanding immediately following the Closing plus (ii) the EIP Shares.

Section 7.07                New SCAC Articles.  The Proxy Statement of SCAC will present the New SCAC Articles for approval at the SCAC Shareholders’ Meeting.  The New SCAC Articles shall provide for, among others, the authorized share capital that consists of 50,000,000 SCAC Ordinary Shares and 1,000,000 preferred shares as of the Closing Date.

Section 7.08                Approvals of PRC Governmental Authorities.  As soon as practicable after the date hereof, each of the Warrantors shall take all such actions as may be required to obtain all the required Licenses and Permits of the relevant PRC Governmental Authorities, including but limited to (i) the approval of MOFCOM in connection with the Restructuring and the transactions contemplated hereby, (ii) the successful completion of filing procedures with the provincial authority of commerce by each 4S Store that engages in secondhand automobile transactions, (iii) the successful completion of filing procedures with the original authority of examination and approval by Chuanglian for its establishment of each Auto Service Company, (iv) the receipt of the social insurance certificate by each Group Company, (v) the completion of the renewals of the concurrent-business insurance agent certificates and road transportation operation permits by each Group Company.

Section 7.09                New Subsidiaries.  Each Warrantor covenants and agrees, if at any time after the date hereof, any Warrantor forms, owns or acquires an entity stake in any entity that is engaged in or related to the Business, to take all action necessary to cause such entity to become a Subsidiary (direct or indirect) of SCAC (a “New Subsidiary”).

Section 7.10                Survival of Covenants.  The covenants of the Warrantors set forth in this Agreement shall survive the Closing.

ARTICLE 8

CONDITIONS TO CLOSING

Section 8.01                Conditions to Each Party’s Obligations.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions.

(a)           Permits of PRC Governmental Authorities.  All the Permits of the relevant PRC Governmental Authorities required in connection with the AutoChina Acquisition to the extent that they are required to be obtained prior to the Closing under applicable PRC Laws, shall have been duly obtained.

(b)           Approval by SCAC’s Shareholders.  This Agreement and the transactions contemplated hereby shall have been approved by the holders of a majority of the outstanding SCAC Ordinary Shares, in accordance with the SCAC Articles and the aggregate number of SCAC Ordinary Shares held by public shareholders of SCAC who (i) exercise their rights to convert their SCAC Ordinary Shares to cash and (ii) vote against the transactions contemplated hereby shall not constitute forty percent (40%) or more of the SCAC Ordinary Shares sold in SCAC’s Public Offering.

(c)           Litigation.  No order, stay, judgment or decree shall have been issued by any Governmental Authority preventing, restraining or prohibiting in whole or in part, the consummation of the transactions contemplated hereby or instrumental to the consummation of the transactions contemplated hereby, and no action or proceeding by any Governmental Authority shall be pending or threatened (including by suggestion through investigation) by any person, firm, corporation, entity or Governmental Authority, which questions, or seeks to enjoin, modify, amend or prohibit (a) the Restructuring, (b) the ownership of the Group Companies, (c) the purchase of the AutoChina Acquisition Shares in consideration for the issuance of the SCAC Ordinary Shares, (d) the SCAC Shareholders’ Meeting and use of the Proxy Statement by SCAC, or (g) the conduct or ownership (direct or indirect or beneficial) in any material respect the Business as a whole or any material portion of the Business conducted or to be conducted by the Warrantors.

(d)           Transaction Documents.  Each of the Transaction Documents shall have been executed and delivered at the Closing to each relevant Party.

Section 8.02                           Conditions to Obligations of the Warrantors.  The obligations of each Warrantor to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations and Warranties; Covenants.  Without supplementation after the date of this Agreement, the representations and warranties of SCAC contained in this Agreement shall be true and correct as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by SCAC on or before the Closing shall have been complied with.

Section 8.03                Conditions to Obligations of SCAC.  The obligations of SCAC to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations and Warranties; Covenants.  The representations and warranties of each Warrantor contained in this Agreement, except to the extent a representation or warranty is expressly limited by its terms to another date, shall be true and correct in all respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement (including, but not limited to, ARTICLE 5 and ARTICLE 7 hereof) to be complied with by each Warrantor on or before the Closing shall have been complied with, and SCAC shall have received at the Closing a certificate of each Warrantor to such effect.

(b)           Legal Opinions.  SCAC shall have received from (i) PRC counsel to the Warrantors a legal opinion addressed to SCAC with respect to PRC legal matters in the form attached hereto as Schedule J and (ii) AutoChina’s Cayman counsel a legal opinion addressed to SCAC with respect to Cayman legal matters in the form attached hereto as Schedule K, in each case dated as of the Closing Date.

(c)           Waivers and Consents.  Each Warrantor shall have obtained and delivered to SCAC waivers and consents of all third parties required for the consummation of the AutoChina Acquisition set forth in Schedule L.

(d)           Regulatory Approvals.  Any Governmental Authority whose approval or consent is required in connection with the Restructuring and other transactions contemplated hereby, including, but not limited to, the approval of MOFCOM, shall have approved of the transactions contemplated by this Agreement.  The registrations, filings and updates with any Governmental Authorities as required in connection with the transactions contemplated by this Agreement, including, but not limited to, the filings by each of the AutoChina Shareholders or their beneficial owners with SAFE (if required), shall have been duly completed and SCAC shall have cleared all the comments of SEC with respect to the Proxy Statement and shall have filed with SEC the Proxy Statement.  SCAC shall have received written confirmation of such approvals, registrations, filings and updates.

(e)           No Adverse Change.  At the Closing, as duly certified by a director of each of the Warrantors, there shall have been no material adverse change in the Assets and Properties, liabilities, financial condition or prospects of the Group Companies or the Business from that shown or reflected in the FY2007 AutoChina Consolidated Financials and as described in the Proxy Statement.  Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of SCAC, would have an AutoChina Material Adverse Effect.

(f)            Necessary Proceedings.  All proceedings, corporate or otherwise, to be taken by each Warrantor in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by each Warrantor, as appropriate, as of the Closing, shall have been delivered to SCAC.

(g)           AutoChina Information.  The AutoChina Information, at the time of distribution or effectiveness of each filing or submission with the SEC containing any such information and at Closing, will accurately reflect the Business, the Group Companies, and the AutoChina Shareholders, and the AutoChina Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the AutoChina Information not misleading.

(h)           Employment Agreements.  Each of the Key Employees shall have executed and, at the Closing, delivered the Executive Employment Agreement with SCAC and/or the relevant Group Companies and each of all the other full-time employees of the Group Companies shall have executed and delivered each of the Labor Contracts.

(i)            Equity Incentive Plan.  The Equity Incentive Plan shall have been approved at the SCAC Shareholders’ Meeting.

(j)            Restructuring.  The Warrantors shall have delivered evidence to the satisfaction of SCAC that the Restructuring has been completed in all respects and in compliance with all applicable laws including, but not limited to, providing updated licenses and certificates of each Group Company, including but not limited to a foreign exchange registration certificate and such other licenses and certificates as the Investor may reasonably request.  All Restructuring Agreements shall have been executed by each of the parties thereto in accordance with the Restructuring Plan.  The Restructuring shall have been fully completed pursuant to such Restructuring Agreements in compliance with applicable PRC laws and regulations and the Warrantors shall have delivered evidence to the satisfaction of SCAC that Chuanglian exercises de facto control over the operations of the Chuanglian Controlled Companies such that each of the Chuanglian Controlled Companies qualify as a “special purpose entity” under SIC 12, “Consolidation – Special Purpose Entities,” under IFRS or a “variable interest entity” under FIN 46 of US GAAP and are required to be consolidated with Chuanglian for financial statement reporting purposes.

ARTICLE 9

TERMINATION AND ABANDONMENT

Section 9.01                Methods of Termination.  The transactions contemplated herein may be terminated and/or abandoned at any time but not later than the Closing:

(a)           by mutual written consent of the Parties;

(b)           by either SCAC or any Warrantor, if the Closing has not occurred by August 31, 2009;

(c)           by any Warrantor, (i) if SCAC shall have breached any of its covenants in ARTICLE 6 or ARTICLE 7 hereof in any respect or (ii) if the representations and warranties of SCAC contained in this Agreement shall not be true and correct, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, SCAC has not cured such breach within ten (10) Business Days of any Warrantor’s notice of an intent to terminate;

(d)           by SCAC, (i) if any Warrantor shall have breached any of the covenants in ARTICLE 5 or ARTICLE 7 hereof in any respect or (ii) if the representations and warranties of any Warrantor contained in this Agreement shall not be true and correct, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, and the Warrantors have not cured such breach within ten (10) Business Days of SCAC’s notice of an intent to terminate;

(e)           by either SCAC or any Warrantor, if at the SCAC Shareholders’ Meeting (including any adjournments thereof), this Agreement and the transactions contemplated hereby fail to be approved and adopted by the affirmative vote of the requisite number of holders of SCAC Ordinary Shares, including a majority-in-interest of the SCAC Ordinary Shares voted by the public shareholders, in accordance with the SCAC Articles and the aggregate number of SCAC Ordinary Shares held by public shareholders of SCAC who (i) exercise their rights to convert their SCAC Ordinary Shares to cash in accordance with the SCAC Articles and (ii) vote against the transactions contemplated hereby constitute forty percent (40%) or more of the SCAC Ordinary Shares sold in SCAC’s Public Offering; or

(f)           by either SCAC or any Warrantor, if this Agreement and the transactions contemplated hereby fail to be approved and adopted by the affirmative vote of the requisite number of the holders of SCAC Ordinary Shares in accordance with the SCAC Articles within ninety (90) days from the date of this Agreement.

Section 9.02                Effect of Termination.

(a)           In the event of termination and abandonment by SCAC or by any Warrantor, or both, pursuant to Section 9.01 hereof, written notice thereof shall forthwith be given to the other Party, and except as set forth in this Section 9.02, all further obligations of the Parties shall terminate, no Party shall have any right against the other Party hereto, and (i) Founder and FounderCo shall bear the costs and expenses of each of the Warrantors and (ii)  SCAC shall bear its own costs and expenses.

(b)           Consequence of Termination.  If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein:

(i)           each Party hereto will return all documents, work papers and other material (and all copies thereof) of the other Party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Party furnishing the same; and

(ii)          all confidential information received by each Party hereto with respect to the business of any other Party hereto shall be treated in accordance with Section 5.06(b) hereof, which shall survive such termination or abandonment.

ARTICLE 10

DEFINITIONS

Section 10.01              Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall mean (a) a proposal for any transaction pursuant to which any Person proposes to acquire any beneficial ownership of the outstanding equity securities of any Group Company (including as part of any capital raising transaction), whether from any Group Company or pursuant to a tender offer, exchange offer, recapitalization, reorganization or otherwise; (b) a proposal for any merger, consolidation, establishment of or investment in another legal entity or other business combination involving any Group Company; (c) a proposal for any other transaction or series of related transactions (including any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition) pursuant to which any Person proposes to acquire or control a material portion of the Assets and Properties of any Group Company; or (iv) any public announcement of a proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Action” shall mean any Claim, action, suit, litigation, arbitration, proceeding or investigation by or pending before any Governmental Authority.

“Affiliate” shall mean any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.  For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning fifty percent (50%) or more of the voting securities of a second Person shall be deemed to control that second Person.  For the purposes of this definition, a Person shall be deemed to control any of his or her immediate family members.

“Agreement” shall have the meaning set forth in the Preamble hereof.

“Assets and Properties” of any Person shall mean all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

“Associate” shall mean, with respect to any Person, any corporation or other business organization of which such Person is an officer or partner or is the beneficial owner, directly or indirectly, of five percent (5%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“AutoChina Material Adverse Effect” shall mean any event, change or effect that, when taken individually or together with all other adverse changes and effects, is or is reasonably likely to be materially adverse to the Business, Assets and Properties, Real Property, operations, financial condition, liquidity or prospects of the Group Companies, in each case taken as a whole, or to prevent or materially delay consummation of the AutoChina Acquisition or otherwise to prevent the Warrantors from performing their obligations in any material respects under this Agreement.

“AutoChina Shareholders” shall mean FounderCo and any other registered owner of share capital of AutoChina prior to the Closing.

“AutoChina Shareholders’ Representative” shall mean Wang or such other individual as designated by FounderCo in writing, who has been irrevocably and fully authorized to act on behalf of all of the AutoChina Shareholders with respect to such matters as designated herein.

“AutoChina’s Accountants” shall mean Grobstein, Horwath & Company LLP.

“Benefit Plan” shall mean any Plan established by any Group Company, or any predecessor or Affiliate of them, existing at the Closing Date or prior thereto, to which any Group Company contributes or has contributed or may have liability, or under which any employee, former employee or director of any Group Company or any beneficiary thereof is covered, is eligible for coverage or has benefit rights whether provided by any Group Company or pursuant to any governmental program, or otherwise.

“Best Knowledge” shall mean the actual or constructive knowledge that would have been acquired after inquiry in a reasonable and diligent manner, of a Person.

“Board” shall mean the board of directors of SCAC.

“Books and Records” shall mean all files, documents, instruments, papers, books and records relating to the Business of any Group Company including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

“Business” shall mean all the material businesses and operations conducted by the Group Companies, including, but not limited to, the wholesale and retail sale of vehicles (including auto trading), vehicle parts and vehicle accessories; vehicle repair and maintenance; insurance agency; vehicle trade-in business; used car sales business; and vehicle consulting services and vehicle storage services.

“Business Day” shall mean a day of the year on which banks are not required or authorized to be closed in the City of New York, Hong Kong and the PRC.

“Claim” shall mean any claim, demand, suit, proceeding or action.

“Contracts” shall mean any contract, agreement, arrangement, plan, lease, license or similar instrument.

“Control” shall mean the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyrights” shall mean all copyrights, including rights in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Disclosure Schedule” shall mean the Disclosure Schedule attached hereto as Schedule M, dated as of the date hereof.

“EBITDA” shall mean earnings before interest, taxes, depreciation, amortization and any adjustment for minority interests. on a consolidated basis calculated based on the audited financial statements prepared by the Independent Auditors in accordance with US GAAP for any twelve (12) month period ended December 31 but for the purposes of this Agreement excluding from any such calculation of EBITDA, any EBITDA (a) generated by the operations of any entities acquired by or merged with SCAC following the Closing or from one-time gains or one-time losses, including, but not limited to, one-time gains or losses from the divestiture of any assets or entities and (b) any impacts on such financial statements as a result of any change of US GAAP occurring after the date such final statements were prepared.  For the avoidance of doubt, for purposes of this Agreement, EBITDA for FY2009 shall exclude the losses of SCAC in FY2009 incurred prior to the Closing and shall be calculated on the assumption that the Group Companies became subsidiaries of AutoChina as of January 1, 2009.

“EBITDA Growth” shall mean year-over-year EBITDA growth.

“Exchange Act” shall mean the US Securities Exchange Act of 1934, as amended.

“FY2005,” “FY2006,” “FY2007,” “FY2008” “FY2009,” “FY2010,” “FY2011,” “FY2012,” and “FY2013.” shall mean, respectively, the financial year ended December 31 of 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012, and 2013.

“Governmental Authority” shall mean any PRC or non-PRC national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Group Companies” shall mean AutoChina, Fancy Think, the PRC Subsidiaries, the New Subsidiaries, and any other direct or indirect Subsidiary of the foregoing, variable interest entity or otherwise, if any.

“Hazardous Substance” shall mean any substances of whatever description which may cause or have a harmful effect on the environment or the health of a person or any other living organism including, without limitation, all pollutants, contaminants and wastes and all poisonous, toxic, noxious, dangerous and offensive substances.

“Historical Tax Liabilities” shall mean any Taxes that were incurred by any Group Company or their direct or indirect shareholders on or before the Closing.

“Hong Kong” shall mean the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” of any Person shall mean all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables, installment payments or accruals incurred in the ordinary course of business), (iv) under capital leases, or (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Indemnification Agreement” shall mean the indemnification agreement to be entered into between SCAC and each Indemnitee in the form of Schedule N attached hereto.

“Indemnitee” shall mean each of the Board members, Founder, and other individuals as designated by the Board.

“Independent Auditors” shall mean the then current outside independent auditors of SCAC or any subsidiary of SCAC, as applicable.

“Intellectual Property” shall mean any intellectual property rights, including, without limitations, Patents, Copyrights, service marks, moral rights, Trade Secrets, Trademarks, designs and Technology, together with (a) all registrations and applications for registration therefore, if applicable, and (b) all rights to any of the foregoing (including (i) all rights received under any license or other arrangement with respect to the foregoing, (ii) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing, (iii) all rights to apply for or register any of the foregoing), (iv) domain names and URL’s of or relating to the Business and variations of the domain names and URL’s, (v) Contracts which related to any of the foregoing, including invention assignment, intellectual property assignment, confidentiality, and non-competition agreements, and (vi) goodwill of any of the foregoing.

“Investment Assets” shall mean all debentures, notes and other evidences of indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets.

“Laws” shall mean all statutes, rules, regulations, ordinances, circulars, orders, official responses, writs, injunctions, judgments, decrees, awards, restrictions and other generally applicable official documents of any Governmental Authorities of the PRC, Hong Kong, USA, the Cayman Islands or other applicable jurisdictions, including, without limitation, applicable statutes, rules, regulations, orders and restrictions relating to securities, taxation, investment, zoning, land use, safety, health, environment, Hazardous Substances, pollution controls, employment and employment practices and access by the handicapped.

“Liabilities” shall mean all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Lien” shall mean any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any condition sale Contract, title retention Contract or other Contract to give any of the foregoing.

“MOFCOM” shall mean the Ministry of Commerce of the PRC.

“New SCAC Articles” shall mean the Amended and Restated Memorandum and Articles of Association of SCAC in the form of Schedule O attached hereto.

“Patents” shall mean all United States and foreign patents and utility models and applications therefore and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Permits” shall mean all governmental registrations, licenses, permits, authorizations and approvals.

“Permitted Lien” shall mean (a) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with US GAAP, (b) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent and (c) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the Assets and Properties subject to such Lien or the use of such Assets and Properties in the conduct of the Business.

“Person” shall mean an individual, partnership, corporation, joint venture, unincorporated organization, cooperative or a governmental entity or agency thereof.

“Plan” shall mean any employment, consulting, change of control bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy agreement or arrangement of any kind, whether written or oral, and whether or not required by applicable Law.

“PRC” shall mean the People’s Republic of China, for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan.

“PRC GAAP” shall mean generally accepted accounting principles in the PRC, consistently applied with past periods..

“Pre-Closing Period Tax Returns” shall mean all Tax Returns of the Group Companies for all taxable periods of the Group Companies which are required to be filed on or prior to the Closing Date.

“Pre-Closing Taxes” shall mean all Taxes payable with respect to the Pre-Closing Period Tax Returns or Taxes with respect to Tax Returns filed after the Closing Date that relate back to any tax period ending prior to the Closing Date.

“Proprietary Rights” shall mean all Intellectual Property and other proprietary rights, including, without limitation, any and all foreign and domestic trade name, know-how and all associated rights, and any and all registrations, applications, renewals, extensions and continuations (in whole or in part) of any of the foregoing, together with all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, misuse, dilution, unfair trade practice or otherwise associated therewith.

“Purchase Option” shall mean the option granted to EarlyBirdCapital to purchase up to a total of 450,000 units of SCAC securities at US$8.80 per unit.  Each unit issuable upon exercise of such option consists of one (1) SCAC Ordinary Share and one (1) warrant that is identical to a Public Offering Warrant.

“Registration Rights Agreement” shall mean a Registration Rights Agreement by and between SCAC and FounderCo in the form of Schedule P attached hereto.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” of each Party shall mean such Party’s employees, accountants, auditors, actuaries, counsel, financial advisors, bankers, investment bankers and consultants.

“Restructuring” shall mean the reorganization of the capital, ownership, and organizational structure of the Group Companies and related transactions pursuant to the Restructuring Agreements and as contemplated by the Memorandum on the Overseas Private Equity Financing and IPO Structure of Kaiyuan Auto Sales Group prepared by Zhong Lun Law Firm dated August 26, 2008 (the “Restructuring Plan”), as may be amended or supplemented from time to time with the consent of SCAC and AutoChina.

“Restructuring Agreements” means those certain agreements relating to the Restructuring and governing the relationships by and among the Group Companies and their respective shareholders following the Restructuring as more specifically set forth in the Restructuring Plan.

“RMB” shall mean the official currency of the PRC.

“SAFE” shall mean the State Administration of Foreign Exchange of the PRC, including any of its branches or divisions.

“SAFE Circulars” shall mean the Circular on Issues Relating to the Administration of Foreign Exchange Concerning Fund Raising and Round-Trip Investment by Domestic Residents through Offshore Special Purpose Vehicles (《关于境内居民通过境外特殊目的公司融资及返程投资外汇管理相关问题的通知》[汇发（2005）75号]) issued by SAFE with effect from November 1, 2005, and the Circular on the Release of Operative Directives for the Circular of the State Administration of Foreign Exchange on Issues Relating to the Administration of Foreign Exchange Concerning Fund Raising and Round-Trip Investment by Domestic Residents through Offshore Special Purpose Vehicles (国家外汇管理局综合司关于印发《国家外汇管理局关于境内居民通过境外特殊目的公司融资及返程投资外汇管理有关问题的通知》操作规程的通知 [汇综发 (2007) 106号]) issued by the General Affairs Department of SAFE with effect from May 29, 2007.

“SCAC Material Adverse Effect” shall mean any event, change or effect (excluding  any event, change or effect resulting in any disturbance or adverse change in or to international financial markets, international foreign exchange markets, the international banking system or any stock, bond, futures or commodities markets in the PRC (including Hong Kong), the USA, Europe or Asia) that, when taken individually or together with all other adverse changes and effects, is or is reasonably likely to be materially adverse to the business, Assets and Properties, Real Property, operations, financial condition, liquidity or prospects of SCAC, taken as a whole, or to prevent or materially delay consummation of the AutoChina Acquisition or otherwise to prevent SCAC from performing its obligations under this Agreement.

“SCAC Ordinary Shares” shall mean ordinary shares of SCAC, par value US$0.001 per share.

“SCAC’s Public Offering” shall mean the initial public offering of SCAC, in which SCAC sold 5,175,000 units of SCAC securities (including the underwriter’s exercise of the over-allotment option) at a price of US$8.00 per unit.  Each unit sold consisted of one (1) SCAC Ordinary Share and one (1) Public Offering Warrant (as defined below).

“SCAC Shareholders’ Representative” shall mean James Sha or such other individual as designated by a majority of the existing shareholders of SCAC that were also shareholders of SCAC prior to the Closing, such designation in writing, who has been irrevocably and fully authorized to act on behalf of all of the shareholders of SCAC with respect to such matters as designated herein.

“Securities Act” shall mean the US Securities Act of 1933, as amended.

“Software” shall mean all software, in object, human-readable or source code, whether previously completed or now under development, including programs, applications, databases, data files, coding and other software, components or elements thereof, programmer annotations, and all versions, upgrades, updates, enhancements and error corrections of all of the foregoing.

“Subsidiary” or “subsidiary” shall mean, with respect to any subject entity (the “subject entity”), (i) any company, partnership or other entity (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) of whose interest in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one or more Subsidiaries of the subject entity; (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with US GAAP; (iii) any entity respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another subsidiary; and (iv) any branch companies.  Notwithstanding the above, for the purpose of the Transaction Documents, as applied to AutoChina after the Closing, the term “Subsidiary” or “subsidiary” includes, without limitation, Fancy Think, the PRC Subsidiaries, the New Subsidiaries and any of their respective Subsidiaries, if any.

“Targeted EBITDA Growth” shall mean EBITDA Growth of the percentages set forth in Schedule C.

“Tax” or “Taxes” shall mean all income, gross receipts, sales, stock transfer, excise, bulk transfer, use, employment, social housing, social insurance, social security, franchise, profits, property or other taxes, tariffs, imposts, fees, stamp taxes and duties, assessments, levies or other charges of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any government or taxing authority with respect thereto.

“Tax Return” shall mean any declaration, statement, report, return, information return or claim for refund relating to Taxes (including information required to be supplied to a governmental entity in respect of such report or return) including, if applicable, combined or consolidated returns for any group of entities that includes the Group Companies or SCAC.

“Technology” shall mean any know-how, confidential or proprietary information, name, data, discovery, formulae, idea, method, process, procedure, other invention, record of invention, model, research, Software, technique, technology, test information, market survey, website, or information or material of a like nature, whether patentable or unpatentable and whether or not reduced to practice.

“Trade Secrets” shall mean all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provides advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software and compilations of information) and all claims and rights related thereto.

“Trademarks” shall mean any and all United States and foreign trademarks, service marks, logos, trade names, corporate names, trade dress, Internet domain names and addresses, and all goodwill associated therewith throughout the world.

“US” or “United States” shall mean the United States of America.

“US$” shall mean the official currency of the United States.

“US GAAP” shall mean generally accepted accounting principles in the United States, consistently applied with past periods.

“Voting Agreement” shall mean a Voting Agreement by and between SCAC and FounderCo in the form of Schedule Q attached hereto.

“Warrantors” shall mean Founder, Wang, FounderCo, AutoChina, Fancy Think, Chuanglian, Kaiyuan Real Estate, Huiyin Investment, Hua An Investment, Kaiyuan Logistics, Tianmei Insurance, Kaiyuan Auto Trade, and Chuanglian Auto Trade.

“Warrants” shall mean the (i) 5,175,000 warrants issued by SCAC, pursuant to which one (1) warrant will entitle the holder thereof to purchase one (1) SCAC Ordinary Share from SCAC at an exercise price of US$5.00 commencing on the later of (a) the completion of a business combination such as the AutoChina Acquisition or (b) February 26, 2013, or earlier upon redemption (the “Public Offering Warrants”) and (ii) 1,430,000 warrants issued by SCAC to its founding shareholders (the “Insider Warrants”), the Insider Warrants are identical to the Public Offering Warrants except that if SCAC calls the Insider Warrants for redemption, the Insider Warrants may be exercised on a cashless basis so long as the Insider Warrants are held by SCAC’s founding shareholders or their affiliates.

ARTICLE 11

INDEMNIFICATION

Section 11.01              Indemnification.

(a)           Indemnification Obligations.  Subject to the limitations set forth in this Section 11, from and after the date hereof, each of the Warrantors shall jointly and severally protect, defend, indemnify and hold harmless SCAC, officers, directors, employees, (each, an “Indemnified Person” and collectively, the “Indemnified Persons”) from and against any and all losses, costs, amounts paid or payable, damages, liabilities, fees (including without limitation reasonable attorneys’ fees) and expenses (collectively, the “Damages”), that any of Indemnified Persons incurs by reason of or in connection with:

(i)           any claim, demand, action or cause of action alleging misrepresentation, breach of, or default in connection with, any of the representations, warranties, or agreements of any of the Warrantors contained in the Transaction Documents and all other agreements in connection with the AutoChina Acquisition to which any Warrantor is a party and any exhibits or schedules attached hereto or thereto; and

(ii)          any failure of any of the Warrantors to perform any of its covenants under the Transaction Documents and all other agreements in connection with the AutoChina Acquisition to which any Warrantor is a party and any exhibits or schedules attached hereto or thereto.

In determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct, any materiality standard or qualification (including an AutoChina Material Adverse Effect qualification) contained in such representation or warranty shall be disregarded.  The Warrantors shall have no right of contribution, indemnification or similar right from SCAC or its Affiliates.  Each of the Warrantors is individually referred to in this ARTICLE 11 as the “Indemnifying Person,” and collectively, the “Indemnifying Persons.”

(b)           Limitations.

(i)           The Warrantors shall not be required to indemnify an Indemnified Person or be liable to SCAC or its Affiliates for any Liability under the Transaction Documents and all other agreements in connection with the AutoChina Acquisition to which any Warrantor is a party and any exhibits or schedules attached hereto or thereto unless the aggregate amount of all Damages exceeds US$100,000 (“Basket”), after which the Warrantors shall be responsible for all Damages, including the Basket; provided, however, the maximum Liability of the Warrantors shall be limited to an amount equivalent to US$68,850,000, except for fraud, intentional misrepresentation and taxes;

(ii)          All indemnification claims shall have been asserted prior to the Remaining Holdback Consideration Release Date; provided, however, indemnification claims based on (A) fraud and intentional misrepresentation and taxes shall survive indefinitely and (B) Known Liabilities set forth in each of Sections 11.01(c)(i) and 11.01(c)(ii) shall survive until the fifth anniversary of the Closing Date;

(iii)         With regard to a third party claim, an Indemnifying Person shall not have any obligation to indemnify or hold harmless an Indemnified Person(s) for any settlement entered into by such Indemnified Persons without the Indemnifying Person’s prior written consent after the Closing of this Agreement, which shall not be unreasonably withheld; and

(iv)         In satisfying any or all claims under the Transaction Documents and all other agreements in connection with the AutoChina Acquisition to which any Warrantor is a party and any exhibits or schedules attached hereto or thereto, SCAC may elect, at its sole discretion, to have the relevant claim satisfied (in whole or in part) by transfer of such number of SCAC Ordinary Shares to the Indemnified Person, provided, that the value of the SCAC Ordinary Shares shall be equal to the product of (A) the number of SCAC Ordinary Shares being used to satisfy such claim and (B) the average closing price of SCAC Ordinary Shares for fifteen (15) consecutive trading days ending on the first (1st) trading day prior to the date such shares are actually delivered to the Indemnified Person.

(c)           Known Liabilities.  “Known Liabilities” shall mean all Damages incurred related to any of the items listed in this Section 11.01(c) and shall be considered Damages without regard to whether or not such Damages are disclosed on the Disclosure Schedule and without regard to whether or not amounts have been accrued for such Damages in the financials:

(i)           Real Property, including but not limited to, any Group Company’s (I) use of collectively-owned land for non-agricultural purposes, (II) failure to obtain building ownership certificates and proper construction approvals for any premises it has built on leased land, (III) failure to properly register any lease with the applicable governmental authorities, and (IV) any payment obligations or liabilities that arise pursuant to any lease set forth on Schedule G;

(ii)          Restructuring, including but not limited to, any Group Company’s failure to execute all applicable control agreements, any failure of payment of share transfer prices related to the Restructuring by any Group Company, and the failure of any Group Company to notify or obtain consent from the relevant parties for the Restructuring;

(iii)         any inter-company lending or withdrawal of registered capital contribution by any Warrantor or Group Company in violation of applicable laws;

(iv)         Licenses and Permits, including but not limited to, the failure of any Group Company to have the appropriate business scope or to receive the appropriate qualifications, including but not limited to road transportation operations permits and insurance agency permits for the operation of its business, the failure of any Warrantor or Group Company to register with SAFE pursuant to the SAFE Circulars, and the failure of any Warrantor or Group Company to obtain the Licenses and Permits set forth in Sections 7.08 and 7.09;

(v)          the failure of any Group Company to obtain consents for its investments that are required pursuant to the guarantee agreements set forth on Schedule R;

(vi)         the failure of any Group Company to enter into labor contracts with all of its employees or to make mandatory social insurance contributions for all of its employees; and

(vii)        any Historical Tax Liabilities or the failure to make adequate social insurance contributions, housing fund contributions, or related employment taxes and liabilities.

Section 11.02              Method of Asserting Claims.  Upon presentation of a written notice from an Indemnified Person to a Warrantor for indemnification which states a good faith determination of the amount of its Damages (“Damages Determination”), the Indemnified Person shall have the right to recover its Damages from the Warrantors.  Such notice shall include facts constituting the basis for such claim, provided, that failure to give such notice shall not affect any rights or remedies of the Indemnified Person hereunder with respect to the indemnification of Damages except to the extent the Indemnifying Party is materially and irrevocably prejudiced thereby.  If the Warrantors disagree in good faith with the Damages Determination from the Indemnified Person, they shall have ten (10) days from the Indemnified Person’s delivery of notice of its Damages Determination to deliver to the Indemnified Person written objections to the Damages Determination.  The Warrantors may, by written notice to the Indemnified Person, waive or shorten such period for objection.  After receipt of any such written notice, an authorized representative of each of the Warrantors and the Indemnified Person shall promptly negotiate with respect to the Damages Determination and the objections thereto, and if they are unable to reach an agreement within thirty (30) Business Days after delivery to the Indemnified Person of the objections to the Damages Determination, the dispute shall be submitted to arbitration pursuant to Section 12.09 hereof.  Any disputed portion of the Damages Determination amount that is subsequently paid by the Warrantors shall bear interest at the rate of ten percent (10%) per annum from the date such payment otherwise would have been made in the absence of such dispute.

Section 11.03              Setoff.  In connection with Sections 1.02(b)(iv) and 11.02, any and all amounts claimed by an Indemnified Person pursuant to Section 11.02 above in connection with Damages for which the Indemnified Person has delivered a notice to the Warrantors may be set-off, at SCAC’s sole direction, against any unpaid amounts by SCAC due to the Warrantors.  In the event the Warrantors object to SCAC’s set-off, the dispute shall be subject to Section 12.09, provided, that SCAC shall not be required to make any unpaid amounts that it has set-off unless, until and to the extent it is so ordered to do so in a final and binding award of an arbitration tribunal pursuant to an arbitration conducted in accordance with Section 12.09.

ARTICLE 12

GENERAL PROVISIONS

Section 12.01              Expenses.  Except as otherwise provided herein, all costs and expenses, including, without limitation, fees and disbursements of the Warrantors, incurred in connection with the preparation of this Agreement and the transactions contemplated hereby shall be paid by Founder and FounderCo incurring such costs and expenses, whether or not the Closing shall have occurred.  The Parties hereto acknowledge and agree that certain expenses of SCAC will be deferred until the Closing to be paid out of funds currently held in the trust account referred to in Section 12.13.

Section 12.02              Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by nationally recognized courier or mailed by registered mail (postage prepaid, return receipt requested) at the following addresses (or at such other address for a Party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a)	If to the Group Companies:

No.322 Zhong Shan East Road，
Shijiazhuang City, Hebei 050011, People’s Republic of China
Attention: Chief Executive Officer

(b)	If to FounderCo:

Room 3713, The Center, 99 Queen’s Road Central, Hong Kong
Attention: Lynch Consultancy Limited

(c)	If to Founder:

7375 Union St.,
Burnaby BC, V5A, 1J1, Canada
Attention: Li Yonghui

(d)	If to Wang:

7375 Union St.,
Burnaby BC, V5A, 1J1, Canada
Attention: Yan Wang

(e)	If to SCAC:

10F, Room#1005, Fortune Int’l Building, No. 17
North DaLiuShu Road, Hai Dian District
Beijing 100081, People’s Republic of China
Attention: James Sha

Section 12.03              Amendment.  This Agreement may not be amended or modified except by an instrument in writing signed by the Parties.  Notwithstanding the foregoing, the Warrantors hereby agree that any New Subsidiary may become party to this Agreement as a “Group Company”, “Subsidiary”, and “Warrantor”, by executing a counterpart of this Agreement, without any amendment of this Agreement, pursuant to this Section 12.03 or any consent or approval of any Party.

Section 12.04              Waiver.  At any time prior to the Closing, each Party may (a) extend the time for the performance of any of the obligations or other acts of the any other Party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

Section 12.05              Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.06              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 12.07              Entire Agreement.  This Agreement and the Schedules hereto constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, between the Warrantors and SCAC with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 12.08              Benefit.  This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties.

Section 12.09              Arbitration.

(a)           Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved in accordance with this Section 12.09.  Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be initially be resolved through consultation.  Such consultation shall begin immediately after one Party hereto has delivered to the other Parties hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be resolved by arbitration.

(b)           The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  SCAC, on the one hand, and the Warrantors that are party to the dispute (the “AutoChina Parties”), on the other hand, shall each select one (1) arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  The Chairman of the Centre shall act as the third arbitrator.  If SCAC or the AutoChina Parties that are parties to the dispute do not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)           The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the UNCITRAL Arbitration Rules in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 12.09 including the provisions concerning the appointment of arbitrators, the provisions of this Section 12.09 shall prevail.

(d)           The arbitrators shall decide any dispute submitted by the Parties to the arbitration strictly in accordance with the substantive law of the State of New York and shall not apply any other substantive law, except to the extent required by the terms of this Agreement.

(e)           Each Party hereto shall cooperate with the others in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)           The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and any Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)           Each Party shall cooperate and use their respective best efforts to take all actions reasonably required to facilitate the prompt enforcement in the PRC or in any other jurisdiction of any arbitration award made by the tribunal.

(h)           A Party shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

Section 12.10              Waiver of Immunity.  To the extent that each of the Parties (including its assignees of any such rights or obligations hereunder) may be entitled, in any jurisdiction, to claim for itself (or himself or herself) or its revenues or Assets and Properties, immunity from service of process, suit, the jurisdiction of any court, an interlocutory order or injunction or the enforcement of the same against its property in such court, attachment prior to judgment, attachment in aid of execution of an arbitral award or judgment (interlocutory or final) or any other legal process, and to the extent that, in any such jurisdiction there may be attributed such immunity (whether claimed or not), such Party hereby irrevocably waive such immunity.

Section 12.11              Governing Law.  This Agreement shall be governed by, and construed in accordance with, the law of the state of New York.

Section 12.12              Counterparts.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

Section 12.13              Trust Account.  Reference herein is made to SCAC’s final prospectus, dated February 27, 2008 (the “Prospectus”).  Each of the Parties hereto other than SCAC has read the Prospectus and understands that SCAC has established the trust account described in the Prospectus, initially in an amount of US$35,460,000 for the benefit of the public shareholders and the underwriters of SCAC’s initial public offering (the “Underwriters”) and that, except for certain exceptions described in the Prospectus, SCAC may disburse monies from the trust account only: (i) to the public shareholders in the event of the conversion of their shares or the liquidation of SCAC; or (ii) to SCAC and the Underwriters after consummation of a business combination, as described in the Prospectus.  Each of the Parties hereto other than SCAC hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the trust account (the “Claim”) and hereby waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SCAC and will not seek recourse against the trust account for any reason whatsoever.

HEBEI CHUANGLIAN TRADE CO., LTD. (河北创联贸易有限公司)

By: ______________________
Name: 张静文
Title: Director

HEBEI KAIYUAN REAL ESTATE DEVELOPMENT CO., LTD. (河北开元房地产开发股份有限公司)

By: ______________________
Name: 李勇会
Title: Chairman

HEBEI HUIYIN INVESTMENT CO., LTD. (河北汇银投资有限责任公司)

By: ______________________
Name: 宋晓萍
Title: Director

HEBEI HUA AN INVESTMENT CO., LTD. (河北华安投资有限责任公司)

By: ______________________
Name: 郭中起
Title: Director

HEBEI TIANMEI INSURANCE AGENCY CO., LTD. (河北天美保险代理有限公司)

By: ______________________
Name: 史丽花
Title: Director

[SIGNATURE PAGE TO THE SHARE EXCHANGE AGREEMENT]

hk-85723

01/21/2009 15:12 FAX 0001/0002

HEBEI SHIJIE KAIYUAN LOGISTICS CO., LTD. (河北世捷开元物流有限公司)

By: ______________________
Name:
Title:

HEBEI SHIJIE KAIYUAN AUTO TRADE CO., LTD. (河北世捷开元汽车贸易有限公司)

By: ______________________
Name:
Title:

SHANXI CHUANGLIAN AUTO TRADE CO., LTD. (山西创联汽贸公司)

By: ______________________
Name:
Title:

SPRING CREEK ACQUISITION CORP.

By: ______________________
Name: James Sha
Title: Chief Executive Officer

[SIGNATURE PAGE TO THE SHARE EXCHANGE AGREEMENT]

hk-85723

SCHEDULE A1

4S STORES I

1. Shijiazhuang Baohe Auto Sales and Service Co., Ltd. (石家庄宝和汽车销售服务有限公司) (“Shijiazhuang Baohe”)

2. Shijiazhuang Xinhua Toyota Auto Service Co., Ltd. (石家庄新华丰田汽车销售服务有限公司) (“Shijiazhuang Xinhua”)

3. Handan Aohua Auto Sales and Service Co., Ltd. (邯郸市奥华汽车销售服务有限公司) (“Handan Aohua”)

4. Handan Defeng Auto Trade Co., Ltd. (邯郸市德丰汽车销售服务有限公司) (“Handan Defeng”)

5. Hebei Shengmei Auto Trade Co., Ltd. (河北盛美汽车贸易有限公司) (“Hebei Shengmei”)

SCHEDULE A2

4S STORES II

1. Hebei Liantuo Auto Trade Co., Ltd. (河北联拓汽车贸易有限公司) (“Hebei Liantuo”)

2. Shijiazhuang Yuhua Toyota Auto Sales and Service Co., Ltd. (石家庄裕华丰田汽车销售服务有限公司) (“Shijiazhuang Yuhua”)

3. Hebei Yitong Auto Sales and Service Co., Ltd. (河北益通汽车销售服务有限公司) (“Hebei Yitong”)

4. Hebei Shengwen Auto Trade Co., Ltd. (河北盛文汽车贸易有限公司) (“Hebei Shengwen”)

5. Hebei Shengda Auto Trade Co., Ltd. (河北盛达汽车贸易有限公司) (“Hebei Shengda”)

6. Hebei Shengkang Auto Trade Co., Ltd. (河北盛康汽车贸易有限公司) (“Hebei Shengkang”)

7. Hebei Anchang Auto Sales and Service Co., Ltd. (河北安昌汽车销售服务有限公司) (“Hebei Anchang”)

8. Hebei Yuanxinghang Auto Sales and Service Co., Ltd. (河北元兴行汽车销售服务有限公司) (“Hebei Yuanxinghang”)

9. Hebei Meifeng Auto Sales and Service Co., Ltd. (河北美丰汽车销售服务有限公司) (“Hebei Meifeng”)

10. Cangzhou Yichang Auto Sales and Service Co., Ltd. (沧州益昌汽车销售服务有限公司) (“Cangzhou Yichang”)

11. Zhangjiakou Meihua Auto Trade Co., Ltd. (张家口美华汽车贸易有限公司) (“Zhangjiakou Meihua”)

12. Hengshui Dechang Auto Trade Co., Ltd. (衡水德昌汽车贸易有限公司) (“Hengshui Dechang”)

13. Qinhuangdao Jianda Auto Sales and Service Co., Ltd. (秦皇岛建达汽车销售服务有限公司) (“Qinhuangdao Jianda”)

14. Cangzhou Deyuan Auto Trade Co., Ltd. (沧州市德源汽车贸易有限公司) (“Cangzhou Deyuan”)

15. Baoding Tianhua Auto Trade Co., Ltd. (保定市天华汽车贸易有限公司) (“Baoding Tianhua”)

16. Cangzhou Hengyuan Auto Sales and Service Co., Ltd. (沧州恒源汽车销售服务有限公司) (“Cangzhou Hengyuan”)

17. Handan Baohe Auto Sales and Service Co., Ltd. (邯郸市宝和汽车销售服务有限公司) (“Handan Baohe”)

18. Handa Yacheng Auto Sales and Service Co., Ltd. (邯郸市亚成汽车销售服务有限公司) (“Handa Yacheng”)

19. Tangshan Yachang Auto Sales and Service Co., Ltd. (唐山亚昌汽车销售服务有限公司) (“Tangshan Yachang”)

20. Hengshui Yuhua Toyota Auto Sales and Service Co., Ltd. (衡水裕华丰田汽车销售服务有限公司) (“Hengshui Yuhua”)

SCHEDULE A3

TRANSPORTATION COMPANIES I

1. Yuanshi Shijie Kaiyuan Transportation Service Co., Ltd. (元氏世捷开元汽车运输服务有限公司) (“Yuanshi Shijie Transportation”)

2. Gaoyi Kaiyuan Transportation Service Co., Ltd. (高邑开元汽车运输服务有限公司) (“Gaoyi Transportation”)

3. Xingtang Shijie Kaiyuan Transportation Service Co., Ltd. (行唐县世捷开元汽车运输服务有限公司) (“Xingtang Transportation”)

4. Pingshan Shijie Kaiyuan Transportation Service Co., Ltd. (平山县世捷开元汽车运输服务有限公司) (“Pingshan Transportation”)

5. Zanhuang Kaiyuan Transportation Service Co., Ltd. (赞皇开元汽车运输服务有限公司) (“Zanhuang Transportation”)

6. Jingxing Kaiyuan Transportation Service Co., Ltd. (井陉开元汽车运输服务有限公司) (“Jingxing Transportation”)

7. Quyang Kaiyuan Transportation Service Co., Ltd. (曲阳开元汽车运输服务有限公司) (“Quyang Transportation”)

8. Zhengding Shijie Kaiyuan Transportation Service Co., Ltd. (正定县世捷开元汽车运输服务有限公司) (“Zhengding Shijie Transportation”)

9. Gaocheng Kaiyuan Transportation Service Co., Ltd. (藁城开元汽车运输服务有限公司) (“Gaocheng Transportation”)

10. Xinji Shijie Kaiyuan Transportation Service Co., Ltd. (辛集世捷开元汽车运输服务有限公司) (“Xinji Shijie Transportation”)

11. Jinzhou Shijie Kaiyuan Transportation Service Co., Ltd. (晋州世捷开元汽车运输服务有限公司) (“Jinzhou Shijie Transportation”)

12. Shexian Shijie Kaiyuan Transportation Service Co., Ltd. (涉县世捷开元汽车运输服务有限公司) (“Shexian Shijie Transportation”)

13. Fuping Shijie Kaiyuan Transportation Service Co., Ltd. (阜平县世捷开元汽车运输服务有限公司) (“Fuping Shijie Transportation”)

14. Hejian Kaiyuan Transportation Service Co., Ltd. (河间开元汽车运输服务有限公司) (“Hejian Transportation”)

15. Weixian Kaiyuan Transportation Service Co., Ltd. (威县开元汽车运输服务有限公司) (“Weixian Transportation”)

16. Shenzhou Shijie Kaiyuan Transportation Service Co., Ltd. (深州市世捷开元汽车运输服务有限公司) (“Shenzhou Shijie Transportation”)

17. Rongcheng Kaiyuan Transportation Service Co., Ltd. (容城县开元汽车运输服务有限公司) (“Rongcheng Transportation”)

18. Sanhe Shijie Kaiyuan Transportation Service Co., Ltd. (三河世捷开元汽车运输服务有限公司) (“Sanhe Shijie Transportation”)

19. Huanghua Shijie Kaiyuan Transportation Service Co., Ltd. (黄骅市世捷开元汽车运输服务有限公司) (“Huanghua Shijie Transportation”)

20. Shahe Shijie Kaiyuan Transportation Service Co., Ltd. (沙河市世捷开元汽车运输服务有限公司) (“Shahe Shijie Transportation”)

21. Jizhou Kaiyuan Transportation Service Co., Ltd. (冀州市开元汽车运输服务有限公司) (“Jizhou Transportation”)

22. Bazhou Kaiyuan Transportation Service Co., Ltd. (霸州市开元汽车运输服务有限公司) (“Bazhou Transportation”)

23. Pingding Shijie Kaiyuan Transportation Service Co., Ltd. (平定世捷开元汽车运输服务有限公司) (“Pingding Shijie Transportation”)

24. Botou Kaiyuan Transportation Service Co., Ltd. (泊头市开元汽车运输服务有限公司) (“Botou Transportation”)

25. Guantao Kaiyuan Transportation Service Co., Ltd. (馆陶县开元汽车运输服务有限公司) (“Guantao Transportation”)

26. Longyao Kaiyuan Transportation Service Co., Ltd. (隆尧开元汽车运输服务有限公司) (“Longyao Transportation”)

27. Hunyuan Shijie Kaiyuan Transportation Service Co., Ltd. (浑源县世捷开元汽车运输服务有限公司) (“Hunyuan Shijie Transportation”)

28. Huailai Kaiyuan Transportation Service Co., Ltd. (怀来开元汽车运输服务有限公司) (“Huailai Transportation”)

29. Gaobeidian Shijie Kaiyuan Transportation Service Co., Ltd. (高碑店市世捷开元汽车运输服务有限公司) (“Gaobeidian Shijie Transportation”)

30. Wu’an Kaiyuan Transportation Service Co., Ltd. (武安市开元汽车运输服务有限公司) (“Wu’an Transportation”)

31. Shouyang Shijie Kaiyuan Transportation Service Co., Ltd. (寿阳世捷开元汽车运输服务有限公司) (“Shouyang Shijie Transportation”)

32. Yangquan Shijie Kaiyuan Transportation Service Co., Ltd. (阳泉世捷开元汽车运输服务有限公司) (“Yangquan Shijie Transportation”)

33. Yuxian Shijie Kaiyuan Transportation Service Co., Ltd. (盂县世捷开元汽车运输服务有限公司) (“Yuxian Shijie Transportation”)

34. Qingxian Kaiyuan Transportation Service Co., Ltd. (青县开元汽车运输服务有限公司) (“Qingxian Transportation”)

35. Anguo Kaiyuan Transportation Service Co., Ltd. (安国市开元汽车运输服务有限公司) (“Anguo Transportation”)

36. Qingxu Shijie Kaiyuan Transportation Service Co., Ltd. (清徐县世捷开元汽车运输服务有限公司) (“Qingxu Shijie Transportation”)

37. Yangyuan Kaiyuan Transportation Service Co., Ltd. (阳原开元汽车运输服务有限公司) (“Yangyuan Transportation”)

38. Yuxian Kaiyuan Transportation Service Co., Ltd. (蔚县开元汽车运输服务有限公司) (“Yuxian Transportation”)

39. Datong Shijie Kaiyuan Transportation Service Co., Ltd. (大同市世捷开元汽车运输服务有限公司) (“Datong Shijie Transportation”)

40. Nanhe Kaiyuan Transportation Service Co., Ltd. (南和县开元汽车运输服务有限公司) (“Nanhe Transportation”)

41. Jinzhong Shiji Kaiyuan Transportation Service Co., Ltd. (晋中世纪开元汽车运输服务有限公司) (“Jinzhong Shiji Transportation”)

42. Tianjin Beichen Xuyuan Transportation Service Co., Ltd. (天津市北辰区旭元汽车运输服务有限公司) (“Tianjin Beichen Xuyuan Transportation”)

43. Tangshan Fengrun Kaiyuan Transportation Service Co., Ltd.（唐山市丰润区开元汽车运输服务有限公司) (“Tangshan Fengrun Transportation”)

44. Zhangjiakou Kaiyuan Transportation Service Co., Ltd.（张家口开元汽车运输服务有限公司) (“Zhangjiakou Transportation”)

45. Qixian Kaiyuan Transportation Co., Ltd.（祁县开元汽车运输有限公司) (“Qixian Transportation”)

46. Qian’an Kaiyuan Transportation Service Co., Ltd.（迁安开元汽车运输服务有限公司) (“Qian’an Transportation”)

47. Zunhua Kaiyuan Transportation Service Co., Ltd. (遵化开元汽车运输服务有限公司) (“Zunhua Transportation”)

48. Fucheng Kaiyuan Transportation Service Co., Ltd. (阜城县开元汽车运输服务有限公司) (“Fucheng Transportation”)

49. Fengzhen Kaiyuan Transportation Service Co., Ltd. (丰镇市开元汽车运输服务有限公司) (“Fengzhen Transportation”)

50. Wulan Chabu Shijie Kaiyuan Transportation Service Co., Ltd. (乌兰察布市世捷开元汽车运输服务有限公司) (“Wulan Chabu Shijie Transportation”)

51. Wuyuan Kaiyuan Transportation Service Co., Ltd. (五原县开元汽车运输服务有限公司) (“Wuyuan Transportation”)

52. Xinghe Kaiyuan Transportation Service Co., Ltd. (兴和县开元汽车运输服务有限公司) (“Xinghe Transportation”)

53. Zhungeer Banner Shijie Kaiyuan Transportation Service Co., Ltd. (准格尔旗世捷开元汽车运输服务有限公司) (“Zhungeer Banner Shijie Transportation”)

54. Baotou Xuyuan Transportation Service Co., Ltd. （包头市旭元汽车运输服务有限公司) (“Baotou Xuyuan Transportation”)

55. Bayan Nur Kaiyuan Transportation Service Co., Ltd. （巴彦淖尔市开元汽车运输服务有限公司) (“Bayan Nur Transportation”)

56. Tuo Ke Tuo Xian Kaiyuan Transportation Service Co., Ltd. (托克托县开元汽车运输服务有限公司) (“Tuo Ke Tuo Xian Transportation”)

57. Dalate Banner Xuyuan Transportation Service Co., Ltd. （达拉特旗旭元汽车运输服务有限公司) (“Dalate Banner  Xuyuan Transportation”)

58. Ordos City Dongsheng District Shijie Kaiyuan Transportation Service Co., Ltd. (鄂尔多斯市东胜区世捷开元汽车运输服务有限公司) (“Ordos Dongsheng Shijie Transportation”)

59. Dong’a Kaiyuan Transportation Service Co., Ltd. (东阿开元汽车运输服务有限公司) (“Dong’a Transportation”)

60. Linyi Jieyun Transportation Service Co., Ltd. (临沂捷运汽车运输服务有限公司) (“Linyi Jieyun Transportation”)

61. Linshu Kaiyuan Transportation Service Co., Ltd. (临沭开元汽车运输服务有限公司) (“Linshu Transportation”)

62. Leling Kaiyuan Transportation Service Co., Ltd. (乐陵市开元汽车运输服务有限公司) (“Leling Transportation”)

63. Boxing Kaiyuan Transportation Service Co., Ltd. (博兴县开元汽车运输服务有限公司) (“Boxing Transportation”)

64. Dezhou Xuyuan Transportation Service Co., Ltd. (德州旭元汽车运输服务有限公司) (“Dezhou Xuyuan Transportation”)

65. Zaozhuang Xuyuan Transportation Service Co., Ltd. (枣庄旭元汽车运输服务有限公司) (“Zaozhuang Xuyuan Transportation”)

66. Jining Kaiyuan Transportation Service Co., Ltd. (济宁开元汽车运输服务有限公司) (“Jining Transportation”)

67. Binzhou Kaiyuan Transportation Service Co., Ltd. (滨州开元汽车运输服务有限公司) (“Binzhou Transportation”)

68. Liaocheng Kaiyuan Transportation Service Co., Ltd. (聊城开元汽车运输服务有限公司) (“Liaocheng Transportation”)

69. Zoucheng Xuwei Transportation Service Co., Ltd. (邹城市旭威汽车运输服务有限公司) (“Zoucheng Xuwei Transportation”)

70. Yanggu Kaiyuan Transportation Service Co., Ltd. (阳谷开元汽车运输服务有限公司) (“Yanggu Transportation”)

71. Gaotang Shijie Kaiyuan Transportation Service Co., Ltd. (高唐县世捷开元汽车运输服务有限公司) (“Gaotang Shijie Transportation”)

72. Qihe Kaiyuan Transportation Service Co., Ltd. (奇河开元汽车运输服务有限公司) (“Qihe Transportation”)

73. Anyang Shijie Kaiyuan Transportation Service Co., Ltd. (安阳世捷开元汽车运输服务有限公司) (“Anyang Shijie Transportation”)

74. Xinxiang Kaiyuan Transportation Service Co., Ltd. (新乡市开元汽车运输服务有限公司) (“Xinxiang Transportation”)

75. Xinmi Kaiyuan Transportation Service Co., Ltd. (新密开元汽车运输服务有限公司) (“Xinmi Transportation”)

76. Wuzhi Xuyuan Transportation Service Co., Ltd.（武陟县旭元汽车运输服务有限公司) (“Wuzhi Xuyuan Transportation”)

77. Luoyang Xuyuan Transportation Service Co., Ltd.（洛阳旭元汽车运输服务有限公司) (“Luoyang Xuyuan Transportation”)

78. Jiyuan Kaiyuan Transportation Service Co., Ltd.（济源开元汽车运输服务有限公司) (“Jiyuan Transportation”)

79. Wenxian Shijie Kaiyuan Transportation Service Co., Ltd. (温县世捷开元汽车运输服务有限公司) (“Wenxian Shijie Transportation”)

80. Jiaozuo Kaiyuan Transportation Service Co., Ltd. (焦作市开元汽车运输服务有限公司) (“Jiaozuo Transportation”)

81. Xuchang Kaiyuan Transportation Service Co., Ltd. (许昌县开元汽车运输服务有限公司) (“Xuchang Transportation”)

82. Huixian Kaiyuan Transportation Service Co., Ltd. (辉县市开元汽车运输服务有限公司) (“Huixian Transportation”)

83. Changge Xuyuan Transportation Service Co., Ltd.（长葛市旭元汽车运输服务有限公司) (“Changge Xuyuan Transportation”)

SCHEDULE A4

TRANSPORTATION COMPANIES 2

1. Shuozhou Xuyuan Transportation Co., Ltd. (朔州市旭元汽车运输有限公司) (“Shuozhou Xuyuan Transportation”)

2. Huairen Shijie Kaiyuan Transportation Service Co., Ltd. (怀仁县世捷开元汽车运输服务有限公司) (“Huairen Shijie Transportation”)

3. Yingxian Kaiyuan Transportation Service Co., Ltd. (应县开元汽车运输服务有限公司) (“Yingxian Transportation”)

4. Xinzhou Xinfu Shijie Kaiyuan Transportation Service Co., Ltd. (忻州市忻府区世捷开元汽车运输服务有限公司) (“Xinzhou Shijie Transportation”)

5. Wuzhai Shijie Kaiyuan Transportation Service Co., Ltd. (五寨县世捷开元汽车运输服务有限公司) (“Wuzhai Shijie Transportation”)

6. Daixian Shijie Kaiyuan Transportation Service Co., Ltd. (代县世捷开元汽车运输服务有限公司) (“Daixian Shijie Transportation”)

7. Lvliang Shijie Kaiyuan Transportation Service Co., Ltd.(吕梁世捷开元汽车运输服务有限公司) (“Lvliang Shijie Transportation”)

8. Linxian Shiji Kaiyuan Transportation Service Co., Ltd. (临县世纪开元汽车运输服务有限公司) (“Linxian Shijie Transportation”)

9. Xiaoyi Xuyuan Transportation Service Co., Ltd. (孝义市旭元汽车运输服务有限公司) (“Xiaoyi Xuyuan Transportation”)

10. Lvliang Zhongyang Xuyuan Transportation Service Co., Ltd. (吕梁中阳旭元汽车运输服务有限公司) (“Lvliang Xuyuan Transportation”)

11. Changzhi Shijie Kaiyuan Transportation Service Co., Ltd. (长治市世捷开元汽车运输服务有限公司) (“Changzhi Shijie Transportation”)

12. Licheng Kaiyuan Transportation Service Co., Ltd. (黎城开元汽车运输服务有限公司) (“Licheng Transportation”)

13. Linfen Yaodu Shijie Kaiyuan Transportation Co., Ltd. (临汾市尧都区世捷开元汽车运输有限公司) (“Linfen Shijie Transportation”)

14. Quwo Shijie Kaiyuan Transportation Service Co., Ltd. (曲沃世捷开元汽车运输服务有限公司) (“Quwo Shijie Transportation”)

15. Huozhou Shijie Kaiyuan Transportation Co., Ltd. (霍州世捷开元汽车运输有限公司) (“Huozhou Shijie Transportation”)

16. Yuncheng Shijie Kaiyuan Transportation Service Co., Ltd. (运城市世捷开元汽车运输服务有限公司) (“Yuncheng Shijie Transportation”)

17. Hejin Xin Shijie Kaiyuan Transportation Service Co., Ltd. (河津市新世捷开元汽车运输服务有限公司) (“Hejin Xin Shijie Transportation”)

18. Jincheng Xuyuan Transportation Service Co., Ltd. (晋城市旭元汽车运输服务有限公司) (“Jincheng Xuyuan Transportation”)

19. Yangcheng Xuyuan Transportation Service Co., Ltd. (阳城县旭元汽车运输服务有限公司) (“Yangcheng Xuyuan Transportation”)

20. Gaoping Shijie Kaiyuan Transportation Service Co., Ltd. (高平市世捷开元汽车运输服务有限公司) (“Gaoping Shijie Transportation”)

SCHEDULE A5

AUTO SERVICE COMPANIES

1. Zhangjiakou Chuanglian Auto Service Co., Ltd. (张家口创联汽车服务有限公司) (“ Zhangjiakou Auto Service”)

2. Zhengding Chuanglian Auto Service Co., Ltd. (正定县创联汽车服务有限公司) (“Zhengding Auto Service”)

3. Fuping Chuanglian Auto Service Co., Ltd. (阜平县创联汽车服务有限公司) (“Fuping Auto Service”)

4. Botou Chuanglian Auto Service Co., Ltd. (泊头市创联汽车服务有限公司) (“Botou Auto Service”)

5. Zanhuang Chuanglian Auto Service Co., Ltd. (赞皇创联汽车服务有限公司) (“Zanhuang Auto Service”)

6. Xingtang Chuanglian Auto Service Co., Ltd. (行唐县创联汽车服务有限公司) (“Xingtang Auto Service”)

7. Yuanshi Chuanglian Auto Service Co., Ltd. (元氏创联汽车服务有限公司) (“Yuanshi Auto Service”)

8. Shenzhou Chuanglian Auto Service Co., Ltd. (深州市创联汽车服务有限公司) (“Shenzhou Auto Service”)

9. Xinji Chuanglian Auto Service Co., Ltd. (辛集创联汽车服务有限公司) (“Xinji Auto Service”)

10. Qixian Chuanglian Auto Service Co., Ltd. (祁县创联汽车服务有限公司) (“Qixian Auto Service”)

11. Qingxian Chuanglian Auto Service Co., Ltd. (青县创联汽车服务有限公司) (“Qingxian Auto Service”)

12. Qingxu Chuanglian Auto Service Co., Ltd. (清徐县创联汽车服务有限公司)  (“Qingxu Auto Service”)

13. Sanhe Chuanglian Auto Service Co., Ltd. (三河创联汽车服务有限公司) (“Sanhe Auto Service”)

14. Jinzhou Chuanglian Auto Service Co., Ltd. (晋州创联汽车服务有限公司) (“Jinzhou Auto Service”)

15. Longrao Chuanglian Auto Service Co., Ltd. (隆尧创联汽车服务有限公司) (“Longrao Auto Service”)

16. Nanhe Chuanglian Auto Service Co., Ltd. (南和县创联汽车服务有限公司) (“Nanhe Auto Service”)

17. Pingshan Chuanglian Auto Service Co., Ltd. (平山创联汽车服务有限公司) (“Pingshan Auto Service”)

18. Gaoyi Chuanglian Auto Service Co., Ltd. (高邑创联汽车服务有限公司) (“Gaoyi Auto Service”)

19. Hejian Chuanglian Auto Service Co., Ltd. (河间市创联汽车服务有限公司) (“Hejian Auto Service”)

20. Huanghua Chuanglian Auto Service Co., Ltd. (黄骅市创联汽车服务有限公司) (“Huanghua Auto Service”)

21. Jizhou Chuanglian Auto Service Co., Ltd. (冀州市创联汽车服务有限公司) (“Jizhou Auto Service”)

22. Jinzhong Chuanglian Auto Service Co., Ltd. (晋中创联汽车服务有限公司) (“Jinzhong Auto Service”)

23. Shahe Chuanglian Auto Service Co., Ltd. (沙河市创联汽车服务有限公司) (“Shahe Auto Service”)

24. Rongcheng Chuanglian Auto Service Co., Ltd. (容城县创联汽车服务有限公司) (“Rongcheng Auto Service”)

25. Bazhou Chuanglian Auto Service Co., Ltd. (霸州市创联汽车服务有限公司) (“Bazhou Auto Service”)

26. Datong Top Ray Auto Service Co., Ltd. (大同市拓威汽车服务有限公司) (“Datong Top Ray Auto Service”)

27. Fucheng Chuanglian Auto Service Co., Ltd. (阜城县创联汽车服务有限公司) (“Fucheng Auto Service”)

28. Gaobeidian Chuanglian Auto Service Co., Ltd. (高碑店市创联汽车服务有限公司) (“Gaobeidian Auto Service”)

29. Shouyang Chuanglian Auto Service Co., Ltd. (寿阳创联汽车服务有限公司) (“Shouyang Auto Service”)

30. Pingding Chuanglian Auto Service Co., Ltd. (平定创联汽车服务有限公司) (“Pingding Auto Service”)

31. Hunyuan Chuanglian Auto Service Co., Ltd. (浑源创联汽车服务有限公司) (“Hunyuan Auto Service”)

32. Shexian Chuanglian Auto Service Co., Ltd. (涉县创联汽车服务有限公司) (“Shexian Auto Service”)

33. Weixian Chuanglian Auto Service Co., Ltd. (蔚县创联汽车服务有限公司) (“Weixian Auto Service”)

34. Gaocheng Chuanglian Auto Service Co., Ltd. (藁城创联汽车服务有限公司) (“Gaocheng Auto Service”)

35. Qian’an Chuanglian Auto Service Co., Ltd. (迁安创联汽车服务有限公司) (“Qian’an Auto Service”)

36. Zunhua Chuanglian Auto Service Co., Ltd. (遵化创联汽车服务有限公司) (“Zunhua Auto Service”)

37. Yangyuan Chuanglian Auto Service Co., Ltd. (阳原创联汽车服务有限公司) (“Yangyuan Auto Service”)

38. Yangquan Chuanglian Auto Service Co., Ltd. (阳泉创联汽车服务有限公司) (“Yangquan Auto Service”)

39. Jingxing Chuanglian Auto Service Co., Ltd. (井陉创联汽车服务有限公司) (“Jingxing Auto Service”)

40. Anguo Chuanglian Auto Service Co., Ltd. (安国创联汽车服务有限公司) (“Anguo Auto Service”)

41. Huailai Chuanglian Auto Service Co., Ltd. (怀来创联汽车服务有限公司) (“Huailai Auto Service”)

42. Wu’an Chuanglian Auto Service Co., Ltd. (武安市创联汽车服务有限公司) (“Wu’an Auto Service”)

43. Tangshan Fengrun Chuanglian Auto Service Co., Ltd. (唐山市丰润区创联汽车服务有限公司) (“Tangshan Fengrun Auto Service”)

44. Weixian Chuanglian Auto Service Co., Ltd. (威县创联汽车服务有限公司) (“Weixian Auto Service”)

45. Quyang Chuanglian Auto Service Co., Ltd. (曲阳县创联汽车服务有限公司) (“Quyang Auto Service”)

46. Yuxian Chuanglian Auto Service Co., Ltd. (盂县创联汽车服务有限公司) (“Yuxian Auto Service”)

47. Guantao Chuanglian Auto Service Co., Ltd. (馆陶县创联汽车服务有限公司) (“Guantao Auto Service”)

SCHEDULE A6

1. Kaiyuan Real Estate

2. Huiyin Investment

3. Hua An Investment

4. Kaiyuan Logistics

5. Tianmei Insurance

6. Kaiyuan Auto Trade

7. Chuanglian Auto Trade

8. Chuanglian

SCHEDULE B

SHARE ESCROW AGREEMENT

SHARE ESCROW AGREEMENT, dated as of _____________, 2009 (the “Agreement”) by and among AutoChina International Limited f/k/a Spring Creek Acquisition Corp., a Cayman Islands corporation (the “Company”), Honest Best Int’l Ltd, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”) and American Stock Transfer & Trust Company as escrow agent (the “Escrow Agent”).

WHEREAS, the Company has entered into a Share Exchange Agreement, dated ___________, 2009 (the “Share Exchange Agreement”) with Li Yonghui, Yan Wang, Honest Best Int’l Ltd, a company incorporated and existing under the laws of the British Virgin Islands, FounderCo, AutoChina Group Inc, a company incorporated and existing under the laws of the Cayman Islands (“AutoChina”), Fancy Think Limited, a limited liability company established in Hong Kong under the Hong Kong Companies Ordinance, and certain other parties, in connection with the exchange by the Company of [_________] ordinary shares of the Company, par value $0.001 per share (“Ordinary Shares”) for all one hundred percent (100%) of the issued share capital of AutoChina all of which is held by FounderCo; and

WHEREAS, FounderCo has agreed, as a condition of the Share Exchange Agreement, to have the Company deposit [_________] Ordinary Shares owned by FounderCo on the date of this Agreement (the “Escrow Shares”), in escrow as hereinafter provided; and

WHEREAS, the Company and FounderCo desire that the Escrow Agent accept the Escrow Shares, in escrow, to be held and disbursed as hereinafter provided.

NOW, THEREFORE, IT IS AGREED:

1.           Appointment of Escrow Agent.  The Company and FounderCo hereby appoint the Escrow Agent to act in accordance with and subject to the terms of this Agreement and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to such terms.

2.           Deposit of Escrow Shares.  One the date of this Agreement, the Company shall deliver to the Escrow Agent share certificate(s) representing the Escrow Shares issued in the name of FounderCo together with instruments of transfer, duly executed by FounderCo, in respect of the Escrow Shares (the “Escrow Transfer Forms”) to be held and disbursed subject to the terms and conditions of this Agreement.  FounderCo acknowledges and agrees that the share certificate(s) representing its Escrow Shares will be legended to reflect the deposit of such Escrow Shares under this Agreement.  The Company will also cause an annotation to be made on the register of members of the Company to reflect that such Escrow Shares are subject to restrictions set forth in this Agreement.

3.           Disbursement of the Escrow Shares.

3.1.           The Escrow Shares.  The Escrow Agent shall hold [________] of the Escrow Shares (the “FY2009 EBITDA Holdback Consideration Shares”), until it receives a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company that sets forth the date of the proposed release of the share certificate(s) representing the FY2009 EBITDA Remaining Holdback Consideration Shares (the “FY2009 EBITDA Holdback Period”).  The Escrow Agent shall hold the remaining [________] of the Escrow Shares (the “Remaining Holdback Consideration Shares”), until it receives a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company that sets forth the date of the proposed release of the share certificate(s) representing the Remaining Holdback Consideration Shares (the “Remaining Holdback Period”).  Following the termination of the FY2009 EBITDA Holdback Period, the Escrow Agent shall, upon receipt of a certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Company, in the form attached hereto as Exhibit A, release the Net FY2009 EBITDA Holdback Consideration Shares as set forth in such certificate to FounderCo immediately upon the receipt of such certificate and a number of shares equivalent to [the FY2009 EBITDA Holdback Consideration Shares less the Net FY2009 EBITDA Holdback Consideration Shares (the “FY2009 EBITDA Forfeit Shares”)] shall be forfeited by FounderCo and cancelled by the Company and the Escrow Agent shall promptly release the Escrow Transfer Form duly completed in respect of the FY2009 EBITDA Forfeit Shares and the share certificate(s) representing such FY2009 EBITDA Forfeit Shares and deliver the same to the Company.  Following the termination of the Remaining Holdback Period, the Escrow Agent shall, upon receipt of a certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Company, in the form attached hereto as Exhibit B, release the Net Remaining Holdback Consideration Shares as set forth in such certificate to FounderCo immediately upon the receipt of such certificate and a number of shares equivalent to [the Remaining Holdback Consideration Shares less the Net Remaining Holdback Consideration Shares (the “Remaining Forfeit Shares”)] shall be forfeited by FounderCo and cancelled by the Company and the Escrow Agent shall promptly release the Escrow Transfer Form duly completed in respect of the Remaining Forfeit Shares and the share certificate(s) representing the Remaining Forfeit Shares.

3.2.           Duties.  The Escrow Agent shall have no further duties hereunder after the disbursement of the Escrow Transfer Forms and share certificate(s) representing the Escrow Shares in accordance with this Section 3.

4.           Rights of FounderCo in Escrow Shares.

4.1.           Voting Rights as a Shareholder.  Except as herein provided, FounderCo shall retain all of their rights as Shareholders of the Company during the Escrow Period, including, without limitation, the right to vote such shares.

4.2.           Dividends and Other Distributions in Respect of the Escrow Shares.  During the Escrow Period, all dividends payable in cash with respect to the Escrow Shares shall be paid to FounderCo, but all dividends payable in shares or other non-cash property (the “Non-Cash Dividends”) shall be delivered to the Escrow Agent to hold in accordance with the terms hereof.  As used herein, the term “Escrow Shares” shall be deemed to include the Non-Cash Dividends distributed thereon, if any.

4.3.           Restrictions on Transfer.  During the Escrow Period (other than as permitted under Section 3 above), no sale, transfer or other disposition may be made of any or all of the Escrow Shares and the Company will not and will procure that the secretary will not, register any such sale, transfer or other disposition of the Escrow Shares.  During the Escrow Period, FounderCo shall not pledge or grant a security interest in its Escrow Shares or grant a security interest in its rights under this Agreement.

5.           Concerning the Escrow Agent.

5.1.           Good Faith Reliance.  The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons.  The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

5.2.           Indemnification.  To the fullest extent permitted by applicable law, the Escrow Agent shall be indemnified and held harmless by each of the Company and FounderCo, jointly and severally, from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Shares held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent.  Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing.  In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in an appropriate court to determine ownership or disposition of the Escrow Shares or it may deposit the Escrow Shares with the clerk of any appropriate court or it may retain the Escrow Shares pending receipt of a final, non-appealable order of a court having jurisdiction over all of the parties hereto directing to whom and under what circumstances the Escrow Shares are to be disbursed and delivered.  The provisions of this Section 5.2 shall survive in the event the Escrow Agent resigns or is discharged pursuant to Sections 5.5 or 5.6 below.

5.3.           Compensation.  The Escrow Agent shall be entitled to reasonable compensation from the Company for all services rendered by it hereunder, as set forth on Exhibit C hereto.  The Escrow Agent shall also be entitled to reimbursement from the Company for all reasonable expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all reasonable counsel, advisors’ and agents’ fees and disbursements and all reasonable taxes or other reasonable governmental charges.

5.4.           Further Assurances.  From time to time on and after the date hereof, the Company and FounderCo shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

5.5.           Resignation.  The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided.  Such resignation shall become effective at such time that the Escrow Agent shall turn over to a successor escrow agent appointed by the Company, the Escrow Shares held hereunder.  If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Shares with any court it deems appropriate.

5.6.           Discharge of Escrow Agent.  The Escrow Agent shall resign and be discharged from its duties as escrow agent hereunder if so requested in writing at any time by the Company and FounderCo, jointly, provided, however, that such resignation shall become effective only upon acceptance of appointment by a successor escrow agent as provided in Section 5.5.

5.7.           Liability.  Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.

6.           Miscellaneous.

6.1.           Governing Law.  This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York.  Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive.  Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

6.2.           Entire Agreement.  This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and, except as expressly provided herein, may not be changed or modified except by an instrument in writing signed by the party to the charged.

6.3.           Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation thereof.

6.4.           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their legal representatives, successors and assigns.

6.5.           Notices.  Any notice or other communication required or which may be given hereunder shall be in writing and either be delivered personally or by private national courier service, or be mailed, certified or registered mail, return receipt requested, postage prepaid, and shall be deemed given when so delivered personally or, if sent by private national courier service, on the next business day after delivery to the courier, or, if mailed, two business days after the date of mailing, as follows:

If to the Company, to:

AutoChina International Limited
10F, Room#1005, Fortune Int’l Building, No. 17
North DaLiuShu Road, Hai Dian District
Beijing 100081, People’s Republic of China
Attention: James Sha

If to FounderCo, to:

Room 3713, The Center, 99 Queen’s Road Central, Hong Kong
Attention: Lynch Consultancy Limited

and if to the Escrow Agent, to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Attention: Felix Orihuela

A copy of any notice sent hereunder shall be sent to (but which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Mitchell S. Nussbaum, Esq.

The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.

6.6.           Liquidation of Company.  The Company shall give the Escrow Agent written notification of the liquidation and dissolution of the Company.

- Signature page of the Company immediately follows -

WITNESS the execution of this Agreement as of the date first above written.

AutoChina International Limited

By:
Name:
Title:

- Signature page of FounderCo immediately follows -

WITNESS the execution of this Agreement as of the date first above written.

HONEST BEST INT’L LTD

By:
Name: Wang Yan
Title: Director

- Signature page of Escrow Agent immediately follows -

WITNESS the execution of this Agreement as of the date first above written.

AMERICAN STOCK TRANSFER
& TRUST COMPANY, as Escrow Agent

By:
Name:
Title:

EXHIBIT A

Net FY2009 EBITDA Holdback Consideration Shares Release Certificate

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, New York 10038
For the attention of:
Fax:

Copy to:
Honest Best Int’l Ltd
Room 3713, The Center, 99 Queen’s Road Central, Hong Kong Attention: Lynch Consultancy Limited

For the attention of: Lynch Consultancy Limited
Fax:

[DATE]

Share Escrow Agreement – Net FY2009 EBITDA Holdback Consideration Shares Release Certificate (the “Release Certificate”)

We refer to the Share Escrow Agreement dated _________, 2009 by and among AutoChina International Limited f/k/a Spring Creek Acquisition Corp., a Cayman Islands corporation (the “Company”), Honest Best Int’l Ltd, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”) and American Stock Transfer & Trust Company as escrow agent (the “Escrow Agent”) (the “Share Escrow Agreement”).  Unless specified otherwise hereunder, words and expressions used in this Release Certificate shall have the same meanings as in the Share Escrow Agreement.

This Release Certificate is being provided to you in accordance with Section 3.1 of the Share Escrow Agreement.

The Escrow Agent is hereby instructed to release share certificate(s) representing [__________________] of the FY2009 EBITDA Holdback Consideration Shares (the “Net FY2009 EBITDA Holdback Consideration Shares”) to FounderCo on [____________] in accordance with Section 3.1 of the Share Escrow Agreement.

This Release Certificate shall be governed by the laws of the State of New York.

Yours sincerely,

AutoChina International Limited

By:
Name:
Title:	[Chief Executive Officer or Chief Financial Officer]

EXHIBIT B

Net Remaining Holdback Consideration Shares Release Certificate

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, New York 10038
For the attention of:
Fax:

Copy to:
Honest Best Int’l Ltd
Room 3713, The Center, 99 Queen’s Road Central, Hong Kong Attention: Lynch Consultancy Limited

For the attention of: Lynch Consultancy Limited
Fax:

[DATE]

Share Escrow Agreement – Remaining Holdback Consideration Shares Release Certificate (the “Release Certificate”)

We refer to the Share Escrow Agreement dated _________, 2009 by and among AutoChina International Limited f/k/a Spring Creek Acquisition Corp., a Cayman Islands corporation (the “Company”), Honest Best Int’l Ltd, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”) and American Stock Transfer & Trust Company as escrow agent (the “Escrow Agent”) (the “Share Escrow Agreement”).  Unless specified otherwise hereunder, words and expressions used in this Release Certificate shall have the same meanings as in the Share Escrow Agreement.

This Release Certificate is being provided to you in accordance with Section 3.1 of the Share Escrow Agreement.

The Escrow Agent is hereby instructed to release share certificate(s) representing [__________________] of the Remaining Holdback Consideration Shares (the “Net Remaining Holdback Consideration Shares”) to FounderCo on [____________] in accordance with Section 3.1 of the Share Escrow Agreement.

This Release Certificate shall be governed by the laws of the State of New York.

Yours sincerely,

AutoChina International Limited

By:
Name:
Title:	[Chief Executive Officer or Chief Financial Officer]

EXHIBIT C

Escrow Agent Fees

[To be determined]

SCHEDULE C

TARGETED EBITDA GROWTH

Earn-Out Consideration Percentage (%) is equivalent to the percentage (%) set forth below each of the respective thresholds for each of the applicable fiscal years ended December 31.  Notwithstanding the foregoing, such Earn-Out Consideration Percentage (%) is only applicable in the event that SCAC achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below.  For purposes of this Schedule C “G” shall mean Targeted EBITDA Growth.

FY ending 12/31	G > 30%	G > 40%	G > 50%	G > 60%	G > 70%	G > 80%	G > 90%
2009 (US$22.50MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 (US$29.25MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 (US$38.03MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 (US$49.44MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 (US$64.27MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

SCHEDULE D

SCAC ARTICLES

The Companies Law (Revised)
Company Limited by Shares

THE AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SPRING CREEK ACQUISITION CORP.

(Adopted by way of a special resolution passed on January 25, 2008)

NY698628.2
211819-10001

- 1 -

LIEN

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not. The Company's lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

23. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfillment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

NY698628.2
211819-10001 - 11 -

24. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorize some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

25. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days' Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favor.

26. A call shall be deemed to have been made at the time when the resolution of the Board authorizing the call was passed and may be made payable either in one lump sum or by installments.

27. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and installments due in respect thereof or other moneys due in respect thereof.

28. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty percent (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

29. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or installments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

30. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

NY698628.2
211819-10001 - 12 -

31. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an installment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

32. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

33. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money's worth, all or any part of the moneys uncalled and unpaid or installments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one month's Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

34. (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days' Notice:

(a) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b) stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

35. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

36. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

37. Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

NY698628.2
211819-10001 - 13 -

38. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty percent (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

39. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

40. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

41. The forfeiture of a share shall not prejudice the right of the Company to any call already made or installment payable thereon.

42. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

NY698628.2
211819-10001
- 14 -

TRANSFER OF SHARES

46. Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favor of some other person.

48. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Law.

49. Without limiting the generality of the last preceding Article, the Board may decline to recognize any instrument of transfer unless:

NY698628.2
211819-10001 - 16 -

(a) a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d) if applicable, the instrument of transfer is duly and properly stamped.

50. If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

TRANSMISSION OF SHARES

53. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favor of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

54. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have

NY698628.2
211819-10001
- 17 -

VOTING

66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by he rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(c) by a Member or Members present in person or in the case of a Member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person or in the case of a Member being a corporation by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a Member.

67. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the

NY698628.2
211819-10001 - 21 -

ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

85. Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

BOARD OF DIRECTORS

(2) Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

NY698628.2
211819-10001 - 25 -

Combination." A "Business Combination" shall mean the acquisition by the Company, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business ("Target Business"), that has its principal operations in the Greater China region, which includes Hong Kong, Macau and Taiwan, and a fair market value of at least 80% of the Trust Fund (excluding deferred underwriting discounts and commissions) at the time of the Business Combination. The Company may not consummate a Business Combination with a Target Business that has its principal operations outside of the Greater China region. In the event of any conflict between this Article and any other Article, the provisions of this Article shall prevail. Notwithstanding anything else herein to the contrary, this Article 170 may not be amended prior to the consummation of a Business Combination.

(2) Prior to the consummation of any Business Combination, the Company shall submit such Business Combination to its Members for approval regardless of whether the Business Combination is of a type which normally would require such Member approval under the Law. In the event that the holders of a majority of the outstanding ordinary shares vote for the approval of the Business Combination, the Company shall be authorized to consummate the Business Combination; provided that the Company shall not consummate any Business Combination if 40% or more in interest of the holders of IPO Shares (defined below) exercise their conversion rights described below.

(3) In the event that a Business Combination is approved in accordance with the above paragraph (2) of this Article and is consummated by the Company, any Member holding ordinary shares (the "IPO Shares") that were originally issued in the Company's initial public offering ("IPO") of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Company redeem his or her IPO Shares for cash. If so demanded, the Company shall redeem such shares at a per share redemption price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), as of two business days prior to the consummation of the Business Combination, by (ii) the total number of IPO Shares held by the such holder. "Trust Fund" shall mean the trust account established by the Company at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited.

(4) In the event that the Company does not consummate a Business Combination by a date (the "Termination Date") which shall be the later of (a) 18 months after the consummation of the IPO or (b) 30 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but the Business Combination was not consummated within 18 months of the IPO, the existence of this Company shall cease except for the purposes of winding up the Company's affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company as promptly as practicable. In the event that the Company is so dissolved and liquidated, only the holders of IPO Shares shall be entitled to receive liquidating distributions and the Company shall pay no liquidating distributions with respect to any other outstanding securities of the Company.

(5) A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Company or in the event he or she redeems his or her shares in accordance with paragraph (3) of this Article. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

(6) The Board shall be divided into three classes: Class A, Class B and Class C.

NY698628.2
211819-10001 - 47 -

The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of these Articles, the Class C Directors shall by resolution classify themselves as Class A, Class B and Class C Directors. The Directors in Class A shall be elected for a term expiring at the first annual general meeting of Members, the Directors in Class B shall be elected for a term expiring at the second annual general meeting of members and the Directors in Class C shall be elected for a term expiring at the third annual general meeting of Members. Commencing at the first annual general meeting of Members, and at each annual meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting of Members after their election. Except as the Law may otherwise require, in the interim between annual general meetings of Members or an extraordinary general meeting of Members called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the Board, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum, or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

NY698628.2
211819-10001
- 48 -

SCHEDULE E

FORM OF EXECUTIVE EMPLOYMENT AGREEMENT

AUTOCHINA INTERNATIONAL LIMITED

Executive Employment Agreement

This EXECUTIVE EMPLOYMENT AGREEMENT (the "Agreement"), entered into as of ______________, 2009, by and between AutoChina International Limited, a company organized under the laws of the Cayman Islands (the "Company") and __________ (the "Executive") (collectively, the "Parties").

RECITALS

A.           The Company desires to employ the Executive as its [•] and to assure itself of the services of the Executive for the Period of Employment (as defined below).

B.           The Executive desires to be employed by the Company as its [•] for the Period of Employment and upon the terms and conditions of this Agreement.

AGREEMENT

ACCORDINGLY, the Parties agree as follows:

1.    Term of Employment.  The Company shall employ the Executive to render services to the Company in the position and with the duties and responsibilities described in Section 2 for a period of three (3) years starting from the date of this Agreement (the "Period of Employment"), unless the Period of Employment is terminated sooner in accordance with Sections 4 or 5 below or extended upon mutual agreement of the Parties.

2.	Position, Duties, Responsibilities.

2.1           Position.  The Executive shall render services to the Company in the position of [•] and shall perform all services appropriate to that position as well as such other services as may reasonably be assigned by the Company, including serving as the [•] of Hebei Chuanglian Trade Co., Ltd. (河北创联贸易有限公司), an indirectly wholly-owned subsidiary of the Company established in the People's Republic of China (the "PRC") ("Chuanglian") and any other direct or indirect subsidiary of the Company.  The Executive's principal place of employment shall be at any location decided by the board of directors of the Company.  The Executive shall devote his best efforts and full-time attention to the performance of his duties.  The Executive shall report to the board of directors of the Company.

2.2           Other Activities.  Except upon the prior written consent of the board of directors of the Company, the Executive shall not (i) accept any other employment (except for academic employment, position in industrial or professional associations, non-executive director of other companies which do not compete with the Company's business provided that such other companies purchase director liability insurance), (ii) engage, invest or assist, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that is or may be in conflict with, or that might place the Executive in a conflicting position to that of the Company or (iii) act as the legal representative or an executive officer of another company (excluding any affiliates of the Company) within or outside the PRC.

2.3           Execution of Chuanglian Employment Agreement.  The Executive shall upon request of the Company execute an employment agreement with Chuanglian or any other direct or indirect subsidiary of the Company (in each case, a "Subsidiary Employment Agreement") in accordance with PRC laws and regulations, in the form substantially identical to this Agreement except for adjustments or alterations required to comply with the relevant laws and regulations of the PRC.

3.            Compensation and Holiday.  In consideration of the services to be rendered under this Agreement, the Executive shall be entitled to the following:

3.1           Base Salary.  The Company shall pay the Executive a "Base Salary" of US$____________ per year, subject to adjustment in accordance with Section 3.2 below.  The Base Salary shall be paid in accordance with the Company's regularly established payroll practices (The payment method of Base Salary is set forth in Exhibit A).

3.2           Salary Adjustment.  The Executive's Base Salary will be reviewed from time to time in accordance with the established procedures of the Company for adjusting salaries for similarly situated employees and may be adjusted in the sole discretion of the Company.

3.3           Benefits.  The Executive shall be eligible to participate in the benefits made generally available by the Company to similarly-situated executives, in accordance with the benefit plans established by the Company (including the Company’s Equity Incentive Plan), and as may be amended from time to time in the Company's sole discretion.

3.4           Bonus.  The Executive shall not be entitled to any bonus unless otherwise approved by the board of directors of the Company in its sole discretion.

3.5           Holidays.  The Executive shall be entitled, in addition to applicable statutory public holidays, to take [•] working days as paid holiday in each full calendar year.  If the Executive's employment commences or terminates part way through a calendar year, his entitlement to holidays will be assessed on a pro-rata basis in accordance with the Company's holiday policy, as it may change from time to time.

3.6           Insurance.  The Company shall purchase life insurance and medical insurance for the Executive pursuant to applicable standards.

3.7           Others.  The salary and welfare provided respectively in the Subsidiary Employment Agreements and this Agreement shall not be cumulative.  If there is any discrepancy between the above provisions in Article 3 herein and the salary and other welfare provided in the Subsidiary Employment Agreements, the Executive shall, in addition to the salary and welfare provided in the Subsidiary Employment Agreements, be entitled to the additional amount of the salary and welfare (if any) provided in this Agreement only to the extent it exceeds those provided in the Subsidiary Employment Agreements.

4.	Termination By Company.

4.1           Termination for Cause.  For purposes of this Agreement, "For Cause" shall mean the occurrence of any of the following, subject only to any statutory requirement of any applicable law: (i) the failure of the Executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the Executive to correct the same within a reasonable period specified by the Company; (ii) any breach by the Executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company's reasonable discretion, or (iii) any theft, fraud, dishonesty or serious misconduct by the Executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates.  The Company may terminate the Executive's employment For Cause at any time, without any advance notice or payment in lieu of notice.  The Company shall pay to the Executive all compensation prescribed under Section 3 hereof to which the Executive is entitled up through the date of termination, subject to any other rights or remedies of the Company under law, and thereafter all obligations of the Company under this Agreement shall cease.

4.2           By Death.  The Executive's employment shall terminate automatically upon the Executive's death.  The Company shall pay to the Executive's beneficiaries or estate, as appropriate, any compensation then due and owing under Section 3 hereof to which the Executive is entitled up through the date of termination, subject to any other rights or remedies of the Company under law, and thereafter all obligations of the Company under this Agreement shall cease.  Nothing in this section shall affect any entitlement of the Executive's heirs or devisees to the benefits of any life insurance plan or other applicable benefits, if any. If the Executive dies during the course of or in connection with the performance of his duty, subject to applicable laws, the Company shall pay to the Executive's beneficiaries or estate, as appropriate, a special compensation not exceeding the annual Base Salary as provided in Article 3.1 above, as decided by the board of directors of the Company.

4.3           By Disability.  If the Executive becomes eligible for the Company's long-term disability benefits or if, in the sole opinion of the Company, the Executive is unable to carry out the responsibilities and functions of the position held by the Executive by reason of any physical or mental impairment for more than ninety (90) consecutive days or more than one hundred twenty (120) days in any twelve-month period, then, to the extent permitted by law, the Company may terminate the Executive's employment.  The Company shall pay to the Executive all compensation prescribed under Section 3 hereof to which the Executive is entitled up through the date of termination, and thereafter all obligations of the Company under this Agreement shall cease.  Nothing in this section shall affect the Executive's rights under any disability plan in which the Executive is a participant, if any.

4.4           Other Termination by Company.  In addition to Sections 4.1 through 4.3, the Company may at any time terminate the employment of the Executive without cause by giving one (1) month written notice to the Executive, in which case the Executive will be eligible to receive an amount equal to three (3) months of the then-current Base Salary of the Executive payable in the form of salary continuation.  Such severance shall be reduced by any remuneration paid to the Executive because of the Executive's employment or self-employment during the severance period, and the Executive shall promptly report all such remuneration to the Company in writing.  The Executive's eligibility for severance is conditioned on the Executive having first signed a Termination Certificate in the form attached as Exhibit B.  The Executive shall not be entitled to any severance payments if the Executive's employment is terminated For Cause, by death or by disability (as provided above) or if the Executive's employment is terminated by the Executive for any reason other than Good Reason, as defined below.

5.	Termination By Executive.

5.1           Termination by Executive other than for Good Reason.  The Executive may terminate employment with the Company at any time for any reason or no reason at all, upon three (3) months' advance written notice.  During such notice period the Executive shall continue to diligently perform all of the Executive's duties hereunder.  The Company shall have the option, in its sole discretion, to make the Executive's termination effective at any time prior to the end of such notice period as long as the Company pays the Executive all compensation under Section 3 hereof to which the Executive is entitled up through the last day of the three (3) months' notice period.  Thereafter all obligations of the Company shall cease.  Unless the Executive terminates his employment for Good Reason, as provided in Section 5.2, no severance or other separation benefits shall be paid to the Executive.

5.2           Termination for Good Reason After Change in Control.  The Executive's termination shall be for Good Reason (as defined below) if the Executive provides written notice to the Company of the Good Reason within three (3) months of the event constituting Good Reason and provides the Company with a period of twenty (20) days to cure the Good Reason and the Company fails to cure the Good Reason within that period.  For purposes of this Agreement, "Good Reason" shall mean a material reduction in the Executive's Base Salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of the Company if (i) such reduction is effected by the Company without the consent of the Executive and (ii) such event occurs within three (3) months after a Change in Control (as hereinafter defined).  For purposes of this Agreement, a "Change in Control" of the Company shall be deemed to have occurred when:  (i) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the shareholders of the Company immediately prior thereto holding fifty percent (50%) or more of the outstanding voting securities of the Company or the surviving entity immediately after such merger or consolidation; or (ii) the shareholders of the Company approve either a plan of liquidation or dissolution of the Company or an agreement for the sale, lease, exchange or other transfer or disposition by the Company of fifty-percent (50%) or more of the Company's assets.  If the Executive terminates his employment for Good Reason, the Executive will be eligible to receive an amount equal to one (1) month of the Executive's then-current Base Salary payable in the form of salary continuation.  Thereafter all obligations of the Company or its successor under this Agreement shall cease.  Any severance shall be reduced by any remuneration paid to the Executive because of the Executive's employment or self-employment during the severance period, and the Executive shall promptly report all such remuneration to the Company or its successor in writing.  The Executive's eligibility for severance is conditioned on the Executive having first signed a Termination Certificate in the form attached as Exhibit B.

6.	Termination Obligations.

The Executive agrees that on or before termination of employment, he will promptly return to the Company all documents and materials of any nature pertaining to his work with the Company, including all originals and copies of all or any part of any Proprietary Information or Inventions (as defined below) along with any and all equipment and other tangible and intangible property of the Company.  The Executive agrees not to retain any documents or materials or copies thereof containing any Proprietary Information or Inventions.

The Executive further agrees that:  (i) all representations, warranties, and obligations under Articles 6, 7, 8, 10, 11, 12, 14.1, 14.2 and 14.3 contained in this Agreement shall survive the termination of the Period of Employment; (ii) the Executive's representations, warranties and obligations under Articles 6, 7, 8, 10, 11, 12, 14.1, 14.2 and 14.3 shall also survive the expiration of this Agreement; and (iii) following any termination of the Period of Employment, the Executive shall fully cooperate with the Company in all matters relating to his continuing obligations under this Agreement, including but not limited to the winding up of pending work on behalf of the Company, the orderly transfer of work to the other employees of the Company, and the defense of any action brought by any third party against the Company that relates in any way to the Executive's acts or omissions while employed by the Company.  The Executive also agrees to sign and deliver the Termination Certificate attached hereto as Exhibit B prior to his termination of employment with the Company.

7.	Post-Termination Activity.

7.1           No Use of Proprietary Information.  The Executive acknowledges that the pursuit of the activities forbidden by this subsection would necessarily involve the use or disclosure of Proprietary Information in breach of this Agreement, but that proof of such a breach would be extremely difficult.  To forestall such disclosure, use, and breach, and in consideration of the employment under this Agreement, the Executive also agrees that while employed by the Company, and for a period of one (1) year after termination of the Executive's employment, the Executive shall not, directly or indirectly:

(i)           divert or attempt to divert from the Company or any Affiliate ("Affiliate" shall mean any person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such entity).  For the purposes of this definition "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and includes (x) ownership directly or indirectly of 50% or more of the shares in issue or other equity interests of such person, (y) possession directly or indirectly of 50% or more of the voting power of such person or (z) the power directly or indirectly to appoint a majority of the members of the board of directors or similar governing body of such person, and the terms "controlling" and "controlled" have meanings correlative to the foregoing) any business of any kind in which it is engaged, including, without limitation, soliciting business from or performing services for, any persons, company or other entity which at any time during the Executive's employment by the Company is a client, supplier, or customer of the Company or prospective client, supplier, or customer of the Company if such business or services are of the same general character as those engaged in or performed by the Company;

(ii)           solicit or otherwise induce any person to terminate his employment or consulting relationship with the Company or any Affiliate; and

(iii)          engage, invest or assist in any business activity that directly or indirectly competes with any business plan of the Company or any Affiliate.

In addition, because the Executive acknowledges the difficulty of establishing when any intellectual property, invention, or proprietary information is first conceived or developed by the Executive, or whether it results from access to Proprietary Information or the Company equipment, supplies, facilities, or data, the Executive agrees that any intellectual property, invention, or proprietary information shall be reported to the Company and, unless proven otherwise to the reasonable satisfaction of the Company, shall be presumed to be an Invention for the purpose of this Agreement and shall be subject to all terms and conditions hereof, if reduced to practice by the Executive or with the aid of the Executive within one (1) year after termination of the Period of Employment.

7.2           No Competition.  Notwithstanding Section 7.1 above, while employed by the Company and for a period equal to the greater of one (1) year after the termination of the Executive's employment with the Company for any reason whatsoever, the Executive shall not, directly or indirectly, as an executive, employer, employee, consultant, agent, principal, partner, manager, stockholder, officer, director, or in any other individual or representative capacity, engage or participate in any business within the PRC and/or Hong Kong that is competitive with the business of the Company or any Affiliate.  Notwithstanding the foregoing, the Executive may own less than one percent (1%) of any class of stock or security of any corporation listed on an internationally recognized securities exchange which competes with the Company.

7.3           Enforceability.  The covenants of this Article 7 are several and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant.  If any provision of this Article 7 relating to the time period or geographic area of the restrictive covenants shall be declared by a court of competent jurisdiction to exceed the maximum time period or geographic area, as applicable, that such court deems reasonable and enforceable, then this Agreement shall automatically be considered to have been amended and revised to reflect the maximum time period or geographic area that such court deems enforceable.

7.4           Independent Covenants.  All of the covenants in this Article 7 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Executive against the Company or any of its Affiliates, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants.

8.	Proprietary Information.

The Executive agrees during his employment with the Company and within three (3) years thereafter, to hold in strictest confidence and trust, and not to use or disclose to any person, firm or corporation any Proprietary Information without the prior written consent of the Company, except as necessary in carrying out his duties as an employee of the Company for the benefit of the Company.  "Proprietary Information" means any information of a proprietary, confidential or secret nature that may be disclosed to the Executive that relates to the business of the Company or of any parent, subsidiary, Affiliate, customer or supplier of the Company or any other party with whom the Company agrees to hold information of such party in confidence ("Relevant Parties").  Such Proprietary Information includes, but is not limited to, Inventions (as defined below), research, product plans, products, services, business strategies, personnel information, customer lists, customers, markets, technical information, forecasts, marketing, finances or other business information of the Company and its Affiliates.  This information shall remain confidential whether it was disclosed to the Executive either directly or indirectly in writing, orally or by drawings or observation.  The Executive understands that Proprietary Information does not include any of the foregoing items which has become publicly known and made generally available through no wrongful act of the Executive or others who were under confidentiality obligations as to the items involved.

9.	Former Employer Information.

The Executive agrees that he will not, during his employment with the Company, improperly use or disclose any proprietary information or trade secrets, or bring onto the premises of the Company any unpublished document or proprietary information belonging to any former or concurrent employer or other person or entity (excluding Chuanglian and any other direct or indirect subsidiary of the Company).

10.	Third Party Information.

The Executive recognizes that the Company has received and in the future will receive confidential or proprietary information from third parties.  The Executive agrees to hold all such confidential or proprietary information in the strictest confidence and trust, and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out his work for the Company consistent with the Company's agreement with such third party.

11.	No Conflict.

The Executive represents and warrants that the Executive's execution of this Agreement, his employment with the Company, and the performance of his proposed duties under this Agreement shall not violate any obligations he may have to any former employer or other party, including any obligations with respect to proprietary or confidential information or intellectual property rights of such party.

12.	Inventions.

12.1         Inventions Retained and Licensed.  The Executive has attached, as Exhibit C, a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the Executive prior to the Executive's employment with the Company ("Prior Inventions"), which belong to the Executive, and which relate to the Company's actual and/or proposed business, products or research and development.  If, in the course of his employment with the Company, the Executive incorporates into a Company product, process or machine a Prior Invention owned by the Executive or in which the Executive has an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such product, process or machine.

12.2           Assignment of Inventions.  The Executive agrees that he will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby irrevocably assign to the Company, or its designee, all the Executive's right, title, and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements, designs, drawings, discoveries, ideas, formulas, processes, compositions of matter, software, databases, mask works, computer programs (including all source codes) and related documentation, algorithms, engineering and reverse engineering, technology, hardware configuration information, logos, trade names, trademarks, patents, patent applications, copyrights, trade secrets or know-how, which the Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice ("Inventions"), while the Executive is employed by the Company.  The Executive further acknowledges that all original works of authorship which are made by the Executive (solely or jointly with others) within the scope of and during his employment with the Company and which are protectible by copyright are "works made for hire," as that term is defined in the United States Copyright Act and that the Company will be considered the author and owner of such works.  The Executive understands and agrees that the decision whether or not to commercialize or market any Invention developed by the Executive solely or jointly with others is within the Company's sole discretion and for the Company's sole benefit and that no royalty will be due to the Executive as a result of the Company's efforts to commercialize or market any such Invention.

12.3           Waiver of Moral Rights.  To the utmost extent legally permitted, the Executive also hereby forever waives and agrees never to assert any and all Moral Rights (as defined below) he may have in or with respect to any Invention, even after termination of his work on behalf of the Company.  "Moral Rights" mean any rights to claim authorship of an Invention to object to or prevent the modification of any Invention, or to withdraw from circulation or control the publication or distribution of any Invention, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right."

12.4           Maintenance of Records.  The Executive agrees to keep and maintain adequate and current written records of all Inventions made by the Executive (solely or jointly with others) during the Executive's employment with the Company.  The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company.  The records will be provided to, and remain the sole property of, the Company at all times.

12.5           Patent and Copyright Registrations.  The Executive agrees to assist the Company, or its designee, at the Company's expense, in every proper way, to secure the Company's rights in the Inventions and any copyrights, patents, mask work rights, trade secret rights or other intellectual property rights relating thereto in any and all countries.  The Executive will disclose to the Company all pertinent information and data which the Company deems necessary for the execution of all applications, specifications, oaths, assignments and execute all instruments necessary to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and nominees, the sole and exclusive right, title and interest in and to such Inventions, and any copyrights, patents, mask work rights, or other intellectual property rights relating thereto.  The Executive further agrees that the Executive's obligation to execute or cause to be executed, when it is in the Executive power to do so, any such instrument or papers shall continue after the termination of this Agreement.  If the Company is unable, because of the Executive's mental or physical incapacity or for any other reason, to secure his signature to apply for or to pursue any application for any patents or copyright registrations covering the Inventions assigned to the Company as above, then the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his agent and attorney in fact, to act for and in the Executive's behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters, patent or copyright registrations thereon with the same legal force and effect as if executed by the Executive.

13.	Alternative Dispute Resolution.

The Company and Executive mutually agree that any controversy or claim arising out of or relating to this Agreement or the breach thereof, or any other dispute between the parties, shall be submitted to mediation before a mutually agreeable mediator, which cost is to be borne equally by the parties hereto. In the event the Parties fail to agree on a mediator, or mediation is unsuccessful in resolving the claim or controversy within one (1) month after the commencement of mediation, such claim or controversy shall be resolved by arbitration in Hong Kong under the auspices of the Hong Kong International Arbitration Centre.

14.	Miscellaneous.

14.1         Continuing Obligations.  The obligations in this Agreement will continue in the event that the Executive is hired, renders services to or for the benefit of or is otherwise retained at any time by any present or future Affiliates of the Company.  Any reference to the Company in this Agreement will include such Affiliates.  Upon the expiration or termination for any reason whatsoever of this Agreement, the Executive shall forthwith resign from any employment of office with an Affiliate of the Company unless the board of directors of the Company requests otherwise.

14.2         Notification.  The Executive hereby authorizes the Company to notify his actual or future employers of the terms of this Agreement and his responsibilities hereunder.

14.3         Name and Likeness Rights.  The Executive hereby authorizes the Company to use, reuse, and to grant others the right to use and reuse, his name, photograph, likeness (including caricature), voice, and biographical information, and any reproduction or simulation thereof, in any media now known or hereafter developed (including but not limited to film, video and digital or other electronic media), both during and after his employment, for whatever purposes the Company deems necessary.

14.4         Injunctive Relief. The Executive understands that in the event of a breach or threatened breach of this Agreement by him, the Company may suffer irreparable harm and will therefore be entitled to injunctive relief to enforce this Agreement.

14.5         Legal Fees.  In any dispute arising under or in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees.

14.6         Entire Agreement.  This Agreement, including the exhibits attached hereto, is intended to be the final, complete, and exclusive statement regarding their subject matter, except for other agreements specifically referenced herein.  Unless otherwise specifically provided for herein, this Agreement supersedes all other prior and contemporaneous agreements and statements pertaining to this subject matter, and may not be contradicted by evidence of any prior or contemporaneous statements or agreements.  To the extent that the practices, policies, or procedures of the Company, now or in the future, apply to the Executive and are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control.

14.7         Amendments, Renewals and Waivers.  This Agreement may not be modified, amended, renewed or terminated except by an instrument in writing, signed by the Executive and by a duly authorized representative of the Company other than the Executive.  No failure to exercise and no delay in exercising any right, remedy, or power under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power under this Agreement preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity.

14.8         Assignment; Successors and Assigns.  The Executive agrees that he will not assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement, nor shall the Executive's rights be subject to encumbrance or the claims of creditors.  Any purported assignment, transfer, or delegation shall be null and void.  Nothing in this Agreement shall prevent the consolidation of the Company with, or its merger into, any other corporation, or the sale by the Company of all or substantially all of its properties or assets, or the assignment by the Company of this Agreement and the performance of its obligations hereunder to any successor in interest.  In the event of a change in ownership or control of the Company, the terms of this Agreement will remain in effect and shall be binding upon any successor in interest.  Notwithstanding and subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.

14.9         Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by nationally recognized courier or mailed by registered mail (postage prepaid, return receipt requested) or by telecopy to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

To:	Company
Contact Address:
Attention:
Facsimile Number:

To:	Executive
Contact Address:
Attention:
Facsimile Number:

14.10       Agent for Services.  The Executive irrevocably authorises and appoints [•] (or the firm which at the time in question has succeeded to it and carries on its practice) as his or her agent for service of notices and/or proceedings in relation to any matter arising out of or in connection with this Agreement and service on such agent shall be deemed to be service on the Executive.

14.11       Waiver of Immunity.  To the extent that any Party (including its assignees of any such rights or obligations hereunder) may be entitled, in any jurisdiction, to claim for itself (or himself or herself) or its revenues or assets or properties, immunity from service of process, suit, the jurisdiction of any court, an interlocutory order or injunction or the enforcement of the same against its property in such court, attachment prior to judgment, attachment in aid of execution of an arbitral award or judgment (interlocutory or final) or any other legal process, and to the extent that, in any such jurisdiction there may be attributed such immunity (whether claimed or not), such Party hereby irrevocably waive such immunity.

14.12       Severability; Enforcement.  If any provision of this Agreement, or its application to any person, place, or circumstance, is held by an arbitrator or a court of competent jurisdiction to be invalid, unenforceable, or void, such provision shall be enforced (by blue-penciling or otherwise) to the maximum extent permissible under applicable law, and the remainder of this Agreement and such provision as applied to other persons, places, and circumstances shall remain in full force and effect.

14.13       Governing Law.  This Agreement shall in all respects be construed and enforced in accordance with and governed by the laws of Hong Kong.

14.14       Interpretation.  This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party.  Sections and section headings contained in this Agreement are for reference purposes only, and shall not affect in any manner the meaning or interpretation of this Agreement.  Whenever the context requires, references to the singular shall include the plural and the plural the singular.  References to one gender include both genders.

14.15       Obligations Survive Termination of Employment.  The Executive agrees that any and all of the Executive's obligations under this Agreement capable of execution after the termination of the Executive employment, including but not limited to those contained in exhibits attached hereto, shall survive the termination of employment and the termination of this Agreement.

14.16       Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement, but all of which together shall constitute one and the same instrument.

EXECUTIVE ACKNOWLEDGEMENT.  The Executive acknowledges (i) that he has consulted with or has had the opportunity to consult with independent counsel of his own choice concerning this Agreement and has been advised to do so by the Company, and (ii) that he has read and understands the Agreement, is fully aware of its legal effect, and has entered into it freely based on his own judgment.  The Executive hereby agrees that his obligations set forth in Sections 7, 8, and 9 hereof and the definitions of Proprietary Information and Inventions contained therein shall be equally applicable to Proprietary Information and Inventions relating to any work performed by the Executive for the Company prior to the execution of this Agreement.

The parties have duly executed this Agreement as of the date first written above.

EXECUTIVE:

Name:

COMPANY:

AUTOCHINA INTERNATIONAL LIMITED

By:
Name:
Title:

EXHIBIT A

The Base Salary of the Executive shall be paid by the following method:

EXHIBIT B

TERMINATION CERTIFICATE

This is to certify that I have returned all personal property of AUTOCHINA INTERNATIONAL LIMITED (the "Company") and the Relevant Parties, including, without limitation, all books, manuals, records, models, drawings, reports, notes, contracts, lists, blueprints, and other documents and materials, electronic data recorded or retrieved by any means, Proprietary Information, and equipment furnished to or prepared by me in the course of or incident to my employment with the Company, and that I did not make or distribute any copies of the foregoing.

I further certify that I have reviewed the Executive Employment Agreement (the "Agreement") signed by me and that I have complied with and will continue to comply with all of its terms, including, without limitation, (i) the reporting of any Inventions or any improvement, rights, or claims related to the foregoing, conceived or developed by me and covered by the Agreement; (ii) the preservation as confidential of all Proprietary Information pertaining to the Company and the Relevant Parties; (iii) not participating in any business competitive with the business of the Company; (iv) not acting as the legal representative or an executive officer of any other company within and outside the People’s Republic of China, and (v) the reporting of any remuneration paid to me due to any employment or self-employment during the severance period, if any.  This certificate in no way limits my responsibilities or the Company's rights under the Agreement.

On termination of my employment with the Company, I will be employed by [name of new employer] in the [division name] division and I will be working in connection with the following projects:

[generally describe the projects]

Date:
Print Executive's Name

Executive's Signature

EXHIBIT C

LIST OF PRIOR INVENTIONS
AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description

____________	No inventions or improvements

____________	Additional Sheets Attached

Signature of Executive: _______________________________

Printed Name of Executive: _____________________________

Date: __________________

SCHEDULE F

FORM(S) OF LABOR CONTRACT(S)

第十一条　双方约定的其他条款。

第十二条　本合同未尽事宜及遇有国家有关政策调整时，依照国家有关规定执行。

第十三条　本合同一式二份，甲乙双方签字（章）后各执一份。

第十四条　双方因履行、解除或终止劳动合同发生争议时可协商解决，也可按有关规定向企业劳动争议调解委员会申请调解或在争议发生之日起60日内直接向劳动争议仲裁委员会申请仲裁，对仲裁裁决不服的可向人民法院起诉。

甲方：（盖章）　　　　乙方（签字）

法定代表人（或委托代理人）

年　月　日　　　　年　月　日

NO: ________

劳 动 合 同 书

甲方：（单位名称）________________

法定代表人

或主要负责人姓名：________　职务：________

单位住所：________________

乙方：（职工姓名）________________

身份证号：________________

户口所在地：________________

家庭现住址：________________

联系电话：________________

hk-89403

根据《中华人民共和国劳动合同法》及有关法律、法规的规定，经甲乙双方协商一致达成如下协议：

第一条 劳动合同期限 本合同为______期限的劳动合同。自　　年　　月　　日起至　　年　　月　　日止，期限为　　年　　个月；其中试用期为　　个月，自　　年　　月　　日起至　　年　　月　　日止。

第二条 工作内容和工作地点 甲方安排乙方在_______岗位工作，工作地点__________。因工作需要或客观情况发生变化，经双方协商可以变更乙方的工作内容和工作地点。

第三条 劳动保护、工作条件和职业危害防护 乙方所从事的工作过程中，可能产生________职业危害。甲方为乙方提供符合国家生产安全、防止职业危害规定的劳动环境和必要的劳动保护用品，提供必须的生产工具和工作场所。

甲方应按照国家规定和本单位工作特点，安排职工的工作时间和休息休假制度。因工作需要加班，应征得乙方同意。

第四条劳动报酬 甲方依据按劳分配原则实行____工资制度，试用期满后月工资为____元，并执行最低工资保障制度。工资的调整依据国家规定和集体合同的约定执行。

试用期间的工资不低于《劳动合同法》第二十条规定的标准。

工资支付日期为每月___日。支付工资应向乙方提供工资清单，列明支付标准、支付项目和工资的扣除项目。

甲方安排乙方加班或延长工作时间，应依法支付加班工资。

第五条保险福利 甲方按规定为乙方缴纳社会保险费，保障乙方享受国家规定的保险、福利待遇。

甲乙双方可以就补充保险、其他福利约定补充条款。

第六条劳动合同的履行 甲乙双方应全面履行劳动合同。经双方协商可以变更劳动合同的相关内容。任何一方违法解除劳动合同，都应依法承担赔偿责任。

第七条 解除合同条件 经双方协商协商一致，可以解除劳动合同。

符合《劳动合同法》第三十七、三十八条情形之一的，乙方可以解除劳动合同。

符合《劳动合同法》第三十九、四十、四十一条情形之一的，甲方可以解除劳动合同。

符合《劳动合同法》第四十二条规定列情形之一的，用人单位不得依照《劳动合同法》第四十条、第四十一条的规定解除乙方的劳动合同

第八条 终止合同条件 符合《劳动合同法》第四十四条规定情形之一的，劳动合同终止。

符合《劳动合同法》第四十五条规定情形之一的，劳动合同应当续延至相应的情形消失时终止。

劳动合同期限届满前 30 日双方协商是否续签劳动合同，不予续签的，到期办理终止劳动关系手续。符合签订无固定期限劳动合同的应当签订无固定期限劳动合同。

第九条 经济补偿金 解除、终止合同时，符合《劳动合同法》第四十六条情形之一的，甲方应当向乙方支付经济补偿金。经济补偿金的支付标准按国家规定执行。

第十条 专项协议 如甲方向乙方提供专项培训费用时，双方可以根据《劳动合同法》第二十二条规定订立专项协议，约定服务期限和违约责任。

甲方可以与负有保密义务的人员，就保守甲方的商业秘密和与知识产权相关事项签订专项协议，约定竞业限制条件、解除或者终止劳动合同后的经济补偿以及违约责任。

专项协议作为本劳动合同的附件一并执行。

hk-89403

SCHEDULE G

LEASES TO BE TERMINATED

公司名称	序号	协议名称及日期	出租方

河北益通汽车销售服务有限公司	1.	房屋租赁合同（2003/5/6）	河北万博汽车销售服务有限公司

河北盛美汽车贸易有限公司	2.	合作经营合同（无日期）	河北冀民贸易集团有限公司

河北盛文汽车贸易有限公司	3.	协议书 （2004/9/5）	河北汽车（集团）有限责任公司

	4.	房屋租赁合同（2003/11/15）	河北省汽车贸易总公司

河北盛达汽车贸易有限公司	5.	房屋租赁合同（2003/1/15）	河北万博汽车销售服务有限公司

石家庄裕华丰田汽车销售服务有限公司	6.	租地协议书（2007/4/1）	石家庄天公房地产开发有限公司

河北元兴行汽车销售服务有限公司	7.	联营协议（2007/8/8）	裕华区宋村居民委员会

河北美丰汽车销售服务有限公司	8.	房屋租赁合同（2006/5/29）	石家庄市西城宾馆

	9.	房屋租赁合同（2007/1/5）	石家庄市振西实业总公司

	10.	土地租赁合同（2007/5/22）	河北成城房地产开发有限公司

SCHEDULE H

PURCHASE ORDER CONTRACT, VEHICLE SALES CONTRACT, AND VEHICLE OPERATION AND SERVICE CONTRACT

开元汽车 AUTO KAIYUAN

编号：G

车辆加盟服务合同

甲方：	乙方(购车人)：
丙方(售车方)：	丁方：

乙方到丙方处分期付款购车并挂丁方的牌照，甲方拥有汽车业务的品牌服务网络，乙方自愿加盟甲方的服务网络，甲方愿为乙方提供一系列的服务，经甲乙丙丁四方充分协商，约定如下：

一、甲方为乙方提供货运汽车的销售信息（包括各系列货运卡车、挂车的生产厂家、车辆的各种配置、价格等信息），结合乙方的实际情况提供切实可行的购车方案。

二、甲方为乙方到丙方处选车、购车、提车提供服务。

三、受丙方委托甲方对乙方的资信状况进行调查，协助乙方按丙方的要求办理分期付款购车的一系列手续。

四、乙方如发生交通事故，甲方指导、协助处理由交通事故引起的后续事宜，提供向保险公司申请理赔的服务。

五、乙方有权享受甲方提供的货运信息服务。

六、乙方有权享受甲方服务网络内的各项优惠服务。

七、乙方签订本合同时，需一次性向甲方交纳加盟费、服务费________________元整（加盟费、服务费各占50%，加盟费是乙方所购车辆开始运营后享受甲方服务支付的费用，服务费是基于一至三条乙方提车前享受的服务收取的费用）。

八、加盟服务期限自甲乙丙丁四方签字盖章之日起至乙丙方签订的编号为A________________《分期付款售车合同》中约定的交款期的最后一期止。

九、本合同履行过程中，如发生纠纷，签署各方应本着互谅互让的原则协商解决，协商不成，一致同意在丙方所在地人民法院解决。

十、本合同自甲、乙、丙、丁四方签字盖章之日起生效。

十一、本合同一式肆份，甲、乙、丙、丁四方各执壹份，具有同等法律效力。

甲方（盖章）

_____年___月___日

乙方（购车人）（签字）

_____年___月___日

丙方（盖章）

_____年___月___日

丁方（盖章）

_____年___月___日

开元汽车 AUTO KAIYUAN

编号：A

分期付款售车合同

甲方（售车方）	公司名称：	乙方（购车人）	购车人姓名：　　　　邮编：
	地址：		身份证号码：
	电话：		地址：　　　　电话：

依据《中华人民共和国合同法》的有关规定，甲乙双方自愿立约如下：

1、乙方在甲方处以分期付款方式购买大货车_____部：车型________________，发动机号_________，车架号_________。此车生产厂家为____________________合格证号_________。挂车______部，生产厂家为____________________车架号_________。

2、该车总价______________元。乙方要在合同签订之日起______日内一次性向甲方交纳首付款___________元整。剩余车款分____个月交给甲方，乙方须于每月28日前向甲方交纳，从______年____月开始，当月交纳___________元，以后每月交纳__________元，最后一期交纳__________元，到______年____月止，共计交纳______________元整（大写：________________________）。如遇春节所在月份乙方不用交纳车款，顺延至次月交纳。

3、甲方在和乙方商定的时间内将上述车辆交付乙方使用。乙方提车后，要认真验收车辆并填写验车单。要认真细读服务手册、产品说明书和用户须知，要做到正常使用和保养。乙方要按服务手册规定进行定保、登记和保养。

4、乙方所购车辆如出现故障，应及时到厂家指定的服务站维修、鉴定，如发生质量问题，应由生产厂家负责，乙方可凭保修手册及使用说明书到就近的厂家维修中心自行解决，重大质量问题，乙方应邀请甲方一起向生产厂家索赔，否则后果自负，但不影响本合同的执行。

5、合同签订生效后，如乙方要求退车不再履行合同，首付款不予退还；如甲方不能如约交付车辆，每逾一日按交纳的首付款金额的月息1%承担延迟交纳的违约金。

6、乙方应按期交纳每期的车款，逾期不交每月按欠款金额的2%收取违约金，交款顺序为先违约金，后车款。

7、乙方因故报停封存车辆，须通知甲方。车辆封存期间乙方照常按时交纳车款，确因资金困难可以申请缓交，但车辆启封后_____个月内必须补足缓交部分，并按欠款额的月息2%支付滞纳金。

8、因交通事故停运造成乙方不能按期交纳车款，乙方要在规定交款日以前______天提出书面欠款申请，注明还款日期，经甲方批准后允许缓交，但乙方必须承担欠款滞纳金，滞纳金按欠款额的月息2%计算。

9、乙方保证合法使用车辆并接受甲方及各级管理部门的监督和检查，凡由于违反国家法律、法规而造成的一切后果均由乙方自己负责。

10、乙方在车辆运营期间，如遇车辆被砸、被盗、被抢、被扣押、被查封或被合伙人、承包人或其他实际运营人员私自开走不知去向等情况，应及时向司法部门报案并通知甲方，所造成的一切后果由乙方负责，乙方应承担保险公司理赔之外的一切损失，甲方可以协助处理。

11、合同期内，乙方提前还款，甲方给予乙方一定的优惠，具体计算方法为按未交车款的1%（月息）计算利息从总价中扣除。

12、乙方从事运输因交通事故造成他人财产损失的，甲方不承担任何的民事责任。

13、本合同凡提及甲方乙方的均包括其各自的继承人、承继人及权利受让人。

14、本合同履行过程中发生纠纷，双方应本着互谅互让的原则协商解决，协商不成，双方一致同意在甲方所在地人民法院解决。

15、本合同自甲乙双方签字盖章起生效，合同期限至乙方交清甲方的车款及涉及到的各种违约金、滞纳金后止。

16、本合同未尽事宜经甲乙双方共同协商一致后，订立补充协议。补充协议与本合同有同等法律效力。

17、本合同一式叁份，甲方贰份、乙方壹份，具有同等法律效力。

甲方：（盖章）　　　　　　　　乙方(购车人)：（签字盖章）

_____年___月___日　　　　　　　　_____年___月___日

开元汽车 AUTO KAIYUAN

编号：B

车辆运营服务合同

甲方：	乙方(购车人)：	丙方(售车方)：

根据乙丙双方签订编号为A________________《分期付款售车合同》，本合同签署各方同意将乙方所购车辆挂甲方牌照。

一、在本合同签订之日,乙方必须一次性向甲方交纳车辆购置附加税、上牌费、GPS费用、车辆一年的保险费等手续费共计________________元整，由甲方代办挂牌、GPS安装。

二、乙方提车前，由甲方代办各种保险手续。如发生车辆交通事故，乙方应保护现场并在24小时内通知交通管理部门、保险公司及甲方。运营车辆因事故而造成的各种人身、财产损失，均由乙方承担法律责任及经济赔偿，保险公司理赔之外的一切损失全部由乙方承担。如因诉讼造成甲方经济损失，甲方有权向乙方进行追偿。保险到期前乙方必须及时向甲方交纳续保的保费，由甲方代办各种续保手续，乙方办理转籍过户手续前不得擅自办理该车辆的保险手续。

三、乙方必须于每月28日前交齐下月车辆养路费________元、运管费________元、工商税费等________元及管理费________元；养路费包缴的，需在每年的十二月末或六月末按________元/年或________元/半年缴纳养路费，由甲方代买养路费、运管费，协助办理工商税费手续。本合同涉及费用如遇国家政策规定调整时，按政策规定同时同幅调整。乙方若停运封存车辆应在每月___日前通知甲方办理停运手续并按时交齐各种牌证，否则应照章负担应付费用。乙方因交通事故停运应向甲方提交交通肇事证明及现场照片，否则不予办理停运手续。

四、乙方所购车辆的年检、二级维护费用自负，由甲方代办。

五、甲、乙、丙三方特别约定：乙方根据编号为A________________《分期付款售车合同》提取车辆并改装完毕后，必须在10个工作日内到甲方指定的车管所办理上牌手续，否则丙方有权解除《分期付款售车合同》，甲方依据丙方的授权收回并扣留该车辆。

六、乙方违反本合同及编号为A________________《分期付款售车合同》的约定，不向甲、丙方交纳分期车款及各种费用，甲方有权拒绝为其办理一切手续，同时甲、丙方将启动清欠程序，甲方有权收回并扣留该车辆，每扣留一次乙方需向甲方支付5000元的费用。乙方超过交款期限______天不交款，则乙方违约，因此必须赔偿给甲、丙方造成的一切损失，包括在本合同及编号为A________________《分期付款售车合同》项下乙方的各种欠款、欠费和其它一切由本合同及编号为A________________《分期付款售车合同》而产生的费用（包括应付第三方的费用）及甲、丙方为维护和实现本合同及编号为A________________《分期付款售车合同》项下的权利而发生的费用（包括但不限于实际发生的诉讼费、财产保全费、强制执行费、律师费、交通费、差旅费、鉴定费、拍卖费等）。收回的车辆进行拍卖后所得价款抵偿乙方欠甲丙方的车款及全部应付费用后的余款退还乙方。

七、乙方在还清编号为A________________《分期付款售车合同》中所有乙方应交的车款、违约金、滞纳金前，该车辆抵押给甲方为乙方欠丙方的各种款项提供抵押担保。

八、乙方要求转籍过户，应提前______个月通知甲方，在乙方还清丙方各种款项及不欠甲方任何费用和无其他纠纷的前提下，甲方协助办理有关手续，乙方应及时将转户单送交甲方，由甲方办理注销手续。如车辆报废，乙方应将牌照、行车证、营运证、附加税证及时送交甲方，由甲方办理注销手续，否则造成损失，由乙方承担。

九、本合同期限自甲乙丙三方签字盖章之日起至乙方办理车辆户籍转出甲方手续止。

十、本合同履行过程中，如遇国家各种政策变化，三方协商解决并签订补充协议。

十一、本合同履行过程中，如发生纠纷，三方应本着互谅互让的原则协商解决，协商不成，三方一致同意在丙方所在地人民法院解决。

十二、本合同自甲、乙、丙三方签字盖章之日起生效。

十三、本合同一式叁份，甲、乙、丙三方各执壹份，具有同等法律效力。

甲方（盖章）	乙方（购车人）（签字）	丙方（盖章）
______年___月___日	______年___月___日	______年___月___日

SCHEDULE I

EQUITY INCENTIVE PLAN

AUTOCHINA INTERNATIONAL LIMITED

2009 EQUITY INCENTIVE PLAN

1.           Purposes of the Plan.  The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2.           Definitions.  The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement.  In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

(a)           “Administrator” means the Board or any of the Committees appointed to administer the Plan.

(b)           “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c)           “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate and securities laws of the Cayman Islands, the Code, the rules of any applicable stock exchange or national market system, and the rules of any jurisdiction applicable to Awards granted to residents therein.

(d)           “Assumed” means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

(e)           “Award” means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

(f)           “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(g)           “Board” means the Board of Directors of the Company.

(h)           “Cause” means, with respect to the termination by the Company or a Related Entity of the Grantee’s Continuous Service, that such termination is for “Cause” as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee’s:  (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; provided, however, that with regard to any agreement that defines “Cause” on the occurrence of or in connection with a Corporate Transaction or a Change in Control, such definition of “Cause” shall not apply until a Corporate Transaction or a Change in Control actually occurs.

(i)            “Change in Control” means a change in ownership or control of the Company effected through either of the following transactions:

(i)           the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

(ii)          a change in the composition of the Board over a period of twelve (12) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(j)            “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(k)           “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l)            “Company” means AutoChina International Limited, a company incorporated under the laws of the Cayman Islands or any successor entity that adopts the Plan in connection with a Corporate Transaction.

(m)          “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(n)           “Continuing Directors” means members of the Board who either (i) have been Board members continuously for a period of at least twelve (12) months or (ii) have been Board members for less than twelve (12) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(o)           “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated.  In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws.  A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity.  Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement).  An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.  For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds three (3) months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

(p)           “Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i)           a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(ii)          the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii)         the complete liquidation or dissolution of the Company;

(iv)        any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the Ordinary Shares outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v)         acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(q)           “Covered Employee” means an Employee who is a “covered employee” under Section 162(m)(3) of the Code.

(r)            “Director” means a member of the Board or the board of directors of any Related Entity.

(s)           “Disability” means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy.  If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days.  A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(t)            “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.

(u)           “Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance.  The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(v)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(w)          “Fair Market Value” means, as of any date, the value of Ordinary Shares determined as follows:

(i)           If the Ordinary Shares are listed on one or more established stock exchanges or national market systems, including without limitation The New York Stock Exchange, The Nasdaq Global Select Market, the Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Ordinary Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)          If the Ordinary Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such recognized securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of an Ordinary Share shall be the mean between the high bid and low asked prices for the Ordinary Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)         In the absence of an established market for the Ordinary Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(x)            “Grantee” means an Employee, Director or Consultant who receives an Award under the Plan or a Holding Company, as the context may require.

(y)           “Holding Company” means an investment holding company wholly owned by an Employee, Director or Consultant which holds an Award originally issued to such Employee, Director or Consultant under the Plan.

(z)            “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(aa)         “Non-Qualified Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

(bb)         “Officer” means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(cc)         “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(dd)         “Ordinary Share” means a share of US$0.001 nominal or par value, of the Company, or, if applicable, the number or fraction of American Depositary Receipt representing an Ordinary Share.

(ee)         “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ff)           “Performance-Based Compensation” means compensation qualifying as “performance-based compensation” under Section 162(m) of the Code.

(gg)         “Plan” means this 2009 Equity Incentive Plan.

(hh)         “Related Entity” means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

(ii)           “Replaced” means that pursuant to a Corporate Transaction the Award is replaced with a comparable share or stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award.  The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(jj)           “Restricted Share” means a Share issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(kk)          “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(ll)           “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(mm)        “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Ordinary Shares.

(nn)         “Share” means an Ordinary Share of the Company.

(oo)         “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.      Shares Subject to the Plan.

(a)           Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is [____________] Shares.  In addition, Dividend Equivalent Rights shall be payable solely in cash and therefore the issuance of Dividend Equivalent Rights shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the Plan.  SARs payable in Shares shall reduce the maximum aggregate number of Shares which may be issued under the Plan only by the net number of actual Shares issued to the Grantee upon exercise of the SAR.  The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Ordinary Shares.

(b)           Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan.  Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan.  To the extent not prohibited by Section 422(b)(1) of the Code (and the corresponding regulations thereunder), the listing requirements of The New York Stock Exchange, The Nasdaq Global Market or other established stock exchange or national market system on which the Ordinary Shares are traded and Applicable Law, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price (including pursuant to the “net exercise” of an option pursuant to Section 7(b)(v)) or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

4.      Administration of the Plan.

(a)           Plan Administrator.

(i)           Administration with Respect to Directors and Officers.  With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3.  Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii)          Administration With Respect to Consultants and Other Employees.  With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws.  Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.  The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

(iii)         Administration With Respect to Covered Employees.  Notwithstanding the foregoing, as of and after the date that the exemption for the Plan under Section 162(m) of the Code expires, as set forth in Section 17 below, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation.  In the case of such Awards granted to Covered Employees, references to the “Administrator” or to a “Committee” shall be deemed to be references to such Committee or subcommittee.

(iv)        Administration Errors.  In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b)           Powers of the Administrator.  Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i)           to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii)          to determine whether and to what extent Awards are granted hereunder;

(iii)         to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv)         to approve forms of Award Agreements for use under the Plan;

(v)         to determine the terms and conditions of any Award granted hereunder;

(vi)        to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan;

(vii)       to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent, provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Non-Qualified Stock Option shall not be treated as adversely affecting the rights of the Grantee, (B) the reduction of the exercise price of any Option awarded under the Plan and the reduction of the base appreciation amount of any SAR awarded under the Plan shall not be subject to Shareholder approval and (C) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Share, or other Award shall not be subject to Shareholder approval;

(viii)      to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(ix)         to grant Awards to Employees, Directors and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan;

(x)          to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board.  Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

(c)           Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5.      Eligibility.  Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.  Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company.  An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.  Awards may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

6.      Terms and Conditions of Awards.

(a)           Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Shares, Restricted Share Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b)           Designation of Award.  Each Award shall be designated in the Award Agreement.  In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option.  However, notwithstanding such designation, an Option will qualify as an Incentive Stock Option under the Code only to the extent the US$100,000 dollar limitation of Section 422(d) of the Code is not exceeded.  The US$100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company).  For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.  In the event that the Code or the regulations promulgated thereunder are amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

(c)           Conditions of Award.  Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria.  The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share.  The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity.  Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.  In addition, the performance criteria shall be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the performance criteria applicable to the Award intended to be performance-based compensation.  Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of performance criteria in order to prevent the dilution or enlargement of the Grantee’s rights with respect to an Award intended to be performance-based compensation.

(d)           Acquisitions and Other Transactions.  The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e)           Deferral of Award Payment.  The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award.  The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f)            Separate Programs.  The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g)           Individual Limitations on Awards.

(i)           Individual Limit for Options and SARs.  The maximum number of Shares with respect to which Options and SARs may be granted to any Grantee in any calendar year shall be [___________].  To the extent required by Section 162(m) of the Code or the regulations thereunder, in applying the foregoing limitations with respect to a Grantee, if any Option or SAR is canceled, the canceled Option or SAR shall continue to count against the maximum number of Shares with respect to which Options and SARs may be granted to the Grantee.  For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Shares) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR.

(ii)          Individual Limit for Restricted Share and Restricted Share Units.  For awards of Restricted Share and Restricted Share Units that are intended to be Performance-Based Compensation, the maximum number of Shares with respect to which such Awards may be granted to any Grantee in any calendar year shall be [________].

(iii)         Deferral. If the vesting or receipt of Shares under an Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to such Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

(h)           Early Exercise.  The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award.  Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(i)            Term of Award.  The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Incentive Stock Option shall be no more than ten (10) years from the date of grant thereof.  However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.  Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(j)            Transferability of Awards.  Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee.  Other Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee: (A) to a Holding Company of such Grantee, or (B) to the extent and in the manner authorized by the Administrator.  Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

If the Grantee transfers an Award to a Holding Company, the Grantee and the Holding Company shall enter into an agreement with the Company, which shall provide, among other things, the following: (i) the Holding Company shall agree to be bound by the Plan and the relevant provisions in the Award Agreement; and (ii) neither the Holding Company nor the Grantee shall permit any direct or indirect transfer of equity interests in the Holding Company.

(k)           Time of Granting Awards.  The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

7.      Award Exercise or Purchase Price, Consideration and Taxes.

(a)           Exercise or Purchase Price.  The exercise or purchase price, if any, for an Award shall be as follows:

(i)           In the case of an Incentive Stock Option:

(A)           granted to an Employee who, at the time of the grant of such Incentive Stock Option owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B)           granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii)           In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iii)           In the case of SARs, the base appreciation amount shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iv)           In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(v)           In the case of other Awards, such price as is determined by the Administrator.

(vi)          Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(c), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b)           Consideration.  Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant).  In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i)            cash;

(ii)           check;

(iii)          surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv)          with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(v)           with respect to Options, payment through a “net exercise” such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the Exercise Price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares); or

(vi)          any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c)           Taxes.  No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares.  Upon exercise or vesting of an Award the Company shall withhold or collect from the Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Award (reduced to the lowest whole number of Shares if such number of Shares withheld would result in withholding a fractional Share with any remaining tax withholding settled in cash).

8.      Exercise of Award.

(a)           Procedure for Exercise; Rights as a Shareholder.

(i)            Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii)           An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person or entity entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b)           Exercise of Award Following Termination of Continuous Service.

(i)            An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee’s Continuous Service only to the extent provided in the Award Agreement.

(ii)           Where the Award Agreement permits a Grantee or a Holding Company to exercise an Award following the termination of the Grantee’s Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii)           Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee’s Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9.           Conditions Upon Issuance of Shares.

(a)           Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)           As a condition to the exercise of an Award, the Company may require the person or entity exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10.           Adjustments Upon Changes in Capitalization.  Subject to any required action by the Shareholders of the Company and Section 11 hereof, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any calendar year, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or shares, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.”  In the event of any distribution of cash or other assets to shareholders other than a normal cash dividend, the Administrator shall also make such adjustments as provided in this Section 10 or substitute, exchange or grant Awards to effect such adjustments (collectively “adjustments”).  Any such adjustments to outstanding Awards will be effected in a manner that precludes the enlargement of rights and benefits under such Awards.  In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Awards or other issuance of Shares, cash or other consideration pursuant to Awards during certain periods of time.  Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11.           Corporate Transactions and Changes in Control.

(a)           Termination of Award to Extent Not Assumed in Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate.  However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

(b)           Acceleration of Award Upon Corporate Transaction or Change in Control.  Except as provided otherwise in an individual Award Agreement, in the event of any Corporate Transaction or Change in Control, there will not be any acceleration of vesting or exercisability of any Award.

12.           Effective Date and Term of Plan.  The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company.  It shall continue in effect for a term of ten (10) years unless sooner terminated.  Subject to Section 16, below, and Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13.           Amendment, Suspension or Termination of the Plan.

(a)           The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vi) or this Section 13(a).

(b)           No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c)           No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Awards already granted to a Grantee.

14.           Reservation of Shares.

(a)           The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b)           The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.           No Effect on Terms of Employment/Consulting Relationship.  The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without cause, including but not limited to Cause, and with or without notice.  The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

16.           No Effect on Retirement and Other Benefit Plans.  Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation.  The Plan is not a “Pension Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

17.           Shareholder Approval.  The grant of Incentive Stock Options under the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted excluding Incentive Stock Options issued in substitution for outstanding Incentive Stock Options pursuant to Section 424(a) of the Code.  Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.  The Administrator may grant Incentive Stock Options under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Incentive Stock Option shall be exercisable.  In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Incentive Stock Options previously granted under the Plan shall be exercisable as Non-Qualified Stock Options.

18.           Unfunded Obligation.  Grantees and Holding Companies shall have the status of general unsecured creditors of the Company.  Any amounts payable to Grantees or Holding Companies pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended.  Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations.  The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder.  Any investments or the creation or maintenance of any trust or any Grantee or Holding Company account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee or Holding Company, or otherwise create any vested or beneficial interest in any Grantee or Holding Company or the Grantee’s or Holding Company’s creditors in any assets of the Company or a Related Entity.  Neither the Grantees nor the Holding Companies shall have any claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

19.           Construction.  Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

NOTICE OF SHARE OPTION AWARD

Grantee’s Name and Address:

You (the “Grantee”) have been granted an option to purchase Ordinary Shares (the “Option”), subject to the terms and conditions of this Notice of Share Option Award (the “Notice”), AutoChina International Limited 2009 Equity Incentive Plan, as amended from time to time (the “Plan”) and the Share Option Award Agreement (the “Option Agreement”) attached hereto, as follows.  The Option may be held either by you or your Holding Company.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Notice.

Award Number	«Award_No_1»

Date of Award

Vesting Commencement Date

Exercise Price per Share

Total Number of Ordinary Shares

Subject to the Option (the “Shares”)

Total Exercise Price

Type of Option:

Expiration Date:

Post-Termination Exercise Period:	Three (3) Months

Vesting Schedule:

Subject to the Grantee’s Continuous Service and other limitations set forth in this Notice, the Plan and the Option Agreement, the Option may be exercised, in whole or in part, in accordance with the following schedule:

25% of the Shares subject to the Option shall vest twelve months after the Vesting Commencement Date, and an additional 1/48th of the Shares shall vest monthly thereafter.

During any authorized leave of absence, the vesting of the Option as provided in this schedule shall be suspended after the leave of absence exceeds a period of ninety (90) days.  Vesting of the Option shall resume upon the Grantee’s termination of the leave of absence and return to service to the Company or a Related Entity.  The Vesting Schedule of the Option shall be extended by the length of the suspension.

In the event of termination of the Grantee’s Continuous Service for Cause, the right of the Grantee (including any Holding Company of the Grantee) to exercise the Option shall terminate concurrently with the termination of the Grantee’s Continuous Service, except as otherwise determined by the Administrator.

IN WITNESS WHEREOF, the Company and the Grantee have executed this Notice and agree that the Option is to be governed by the terms and conditions of this Notice, the Plan, and the Option Agreement.

AutoChina International Limited
a company incorporated under the laws of the
Cayman Islands

By:

Title:

THE GRANTEE (INCLUDING ANY HOLDING COMPANY OF SUCH GRANTEE) ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE GRANTEE’S CONTINUOUS SERVICE (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER).  THE GRANTEE (INCLUDING ANY HOLDING COMPANY OF SUCH GRANTEE) FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE OPTION AGREEMENT, OR THE PLAN SHALL CONFER UPON THE GRANTEE (INCLUDING ANY HOLDING COMPANY OF SUCH GRANTEE) ANY RIGHT WITH RESPECT TO FUTURE AWARDS OR CONTINUATION OF THE GRANTEE’S CONTINUOUS SERVICE, NOR SHALL IT INTERFERE IN ANY WAY WITH THE GRANTEE’S RIGHT OR THE RIGHT OF THE COMPANY OR A RELATED ENTITY TO WHICH THE GRANTEE PROVIDES SERVICES TO TERMINATE THE GRANTEE’S CONTINUOUS SERVICE, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE.  THE GRANTEE ACKNOWLEDGES THAT UNLESS THE GRANTEE HAS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY TO THE CONTRARY, THE GRANTEE’S STATUS IS AT WILL.

The Grantee acknowledges receipt of a copy of the Plan and the Option Agreement, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Option subject to all of the terms and provisions hereof and thereof.  The Grantee has reviewed this Notice, the Plan, and the Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice, and fully understands all provisions of this Notice, the Plan and the Option Agreement.  The Grantee hereby agrees that all questions of interpretation and administration relating to this Notice, the Plan and the Option Agreement shall be resolved by the Administrator in accordance with Section 17 of the Option Agreement.  The Grantee further agrees to the arbitration provisions under Section 18 of the Option Agreement.  The Grantee further agrees to notify the Company upon any change in the residence address indicated in this Notice.

The Grantee further agrees that he or she shall not transfer the Option to his or her Holding Company unless such Holding Company expressly agrees to be bound by applicable provisions in this Notice and the Option Agreement.

Dated:	Signed:
Grantee

Award Number:  «Award_No_1»

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

SHARE OPTION AWARD AGREEMENT

1.           Grant of Option.  AutoChina International Limited, a company incorporated under the laws of the Cayman Islands, (the “Company”) hereby grants to the Grantee (the “Grantee”) named in the Notice of Share Option Award (the “Notice”), an option (the “Option”) to purchase the Total Number of Ordinary Shares subject to the Option (the “Shares”) set forth in the Notice, at the Exercise Price per Share set forth in the Notice (the “Exercise Price”) subject to the terms and provisions of the Notice, this Share Option Award Agreement (the “Option Agreement”) and the Company’s 2009 Equity Incentive Plan, as amended from time to time (the “Plan”), which are incorporated herein by reference.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Option Agreement.

If designated in the Notice as an Incentive Stock Option, the Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code.  However, notwithstanding such designation, the Option will qualify as an Incentive Stock Option under the Code only to the extent the US$100,000 dollar limitation of Section 422(d) of the Code is not exceeded.  The US$100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to options designated as Incentive Stock Options which become exercisable for the first time by the Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company).  For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the shares subject to such options shall be determined as of the grant date of the relevant option.

2.           Exercise of Option.

(a)           Right to Exercise.  The Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice and with the applicable provisions of the Plan and this Option Agreement.  The Option shall be subject to the provisions of Section 11 of the Plan relating to the exercisability or termination of the Option in the event of a Corporate Transaction.  The Grantee (including any Holding Company of such Grantee) shall be subject to reasonable limitations on the number of requested exercises during any monthly or weekly period as determined by the Administrator.  In no event shall the Company issue fractional Shares.

(b)           Method of Exercise.  The Option shall be exercisable by delivery of an exercise notice (a form of which is attached as Exhibit A) or by such other procedure as specified from time to time by the Administrator which shall state the election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, and such other provisions as may be required by the Administrator.  The exercise notice shall be delivered in person, by certified mail, or by such other method (including electronic transmission) as determined from time to time by the Administrator to the Company accompanied by payment of the Exercise Price.  The Option shall be deemed to be exercised upon receipt by the Company of such notice accompanied by the Exercise Price, which, to the extent selected, shall be deemed to be satisfied by use of the sale and remittance procedure to pay the Exercise Price provided in Section 4(d) below.

(c)           Taxes.  No Shares will be delivered to the Grantee (including any Holding Company of such Grantee) or other person pursuant to the exercise of the Option until the Grantee (including any Holding Company of such Grantee) or other person has made arrangements acceptable to the Administrator for the satisfaction of applicable income tax and employment tax withholding obligations, including, without limitation, such other tax obligations of the Grantee (including any Holding Company of such Grantee) incident to the receipt of Shares.  Upon exercise of the Option, the Company or the Grantee’s employer may offset or withhold (from any amount owed by the Company or the Grantee’s employer to the Grantee) or collect from the Grantee or other person an amount sufficient to satisfy such tax withholding obligations.

3.        Grantee’s Representations.  The Grantee understands that neither the Option nor the Shares exercisable pursuant to the Option have been registered under any United States or non-U.S. securities laws.  In the event the Shares purchasable pursuant to the exercise of the Option have not been registered under the Securities Act of 1933, as amended, at the time the Option is exercised, the Grantee shall, if requested by the Company, concurrently with the exercise of all or any portion of the Option, deliver to the Company his or her Investment Representation Statement in the form attached hereto as Exhibit B.

4.        Method of Payment.  Payment of the Exercise Price shall be made by any of the following, or a combination thereof, at the election of the Grantee; provided, however, that such exercise method does not then violate any Applicable Law:

(a)           cash;

(b)           check;

(c)           surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate Exercise Price of the Shares as to which the Option is being exercised;

(d)           payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (i) shall provide written instructions to a Company-designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (ii) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(e)           payment through a “net exercise” such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the Exercise Price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares); or

(f)           any combination of the foregoing methods of payment.

5.         Restrictions on Exercise.  The Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any Applicable Laws.  In addition, the Option may not be exercised until such time as the Plan has been approved by the shareholders of the Company.  If the exercise of the Option within the applicable time periods set forth in Sections 6, 7 and 8 of this Option Agreement is prevented by the provisions of this Section 4(f), the Option shall remain exercisable until one (1) month after the date the Grantee is notified by the Company that the Option is exercisable, but in any event no later than the Expiration Date set forth in the Notice.

6.         Termination or Change of Continuous Service.  In the event the Grantee’s Continuous Service terminates, other than for Cause, the Grantee (or the Holding Company of such Grantee, as applicable) may, but only during the Post-Termination Exercise Period, exercise the portion of the Option that was vested at the date of such termination (the “Termination Date”).  The Post-Termination Exercise Period shall commence on the Termination Date.  In the event of termination of the Grantee’s Continuous Service for Cause, the right of the Grantee (or the Holding Company of such Grantee, as applicable) to exercise the Option shall, except as otherwise determined by the Administrator, terminate concurrently with the termination of the Grantee’s Continuous Service (also the “Termination Date”).  In no event, however, shall the Option be exercised later than the Expiration Date set forth in the Notice.  In the event of the Grantee’s change in status from Employee, Director or Consultant to any other status of Employee, Director or Consultant, the Option shall remain in effect and the Option shall continue to vest in accordance with the Vesting Schedule set forth in the Notice; provided, however, that with respect to any Incentive Stock Option that shall remain in effect after a change in status from Employee to Director or Consultant, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following such change in status.  Except as provided in Sections 7 and 8 below, to the extent that the Option was unvested on the Termination Date, or if the Grantee (or the Holding Company of such Grantee, as applicable) does not exercise the vested portion of the Option within the Post-Termination Exercise Period, the Option shall terminate.

7.         Disability of Grantee.  In the event the Grantee’s Continuous Service terminates as a result of his or her Disability, the Grantee (or the Holding Company of such Grantee, as applicable) may, but only within three (3) months commencing on the Termination Date (but in no event later than the Expiration Date), exercise the portion of the Option that was vested on the Termination Date; provided, however, that if such Disability is not a “disability” as such term is defined in Section 22(e)(3) of the Code and the Option is an Incentive Stock Option, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the Termination Date.  To the extent that the Option was unvested on the Termination Date, or if the Grantee does not exercise the vested portion of the Option within the time specified herein, the Option shall terminate.  Section 22(e)(3) of the Code provides that an individual is permanently and totally disabled if he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

8.         Death of Grantee.  In the event of the termination of the Grantee’s Continuous Service as a result of his or her death, or in the event of the Grantee’s death during the Post-Termination Exercise Period or during the three (3) month period following the Grantee’s termination of Continuous Service as a result of his or her Disability, the person who acquired the right to exercise the Option pursuant to Section 9 may exercise the portion of the Option that was vested at the date of termination within three (3) months commencing on the date of death (but in no event later than the Expiration Date).  To the extent that the Option was unvested on the date of death, or if the vested portion of the Option is not exercised within the time specified herein, the Option shall terminate.

9.         Transferability of Option.  Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee.  The Option, if a Non-Qualified Stock Option, may be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee: (A) to a Holding Company of such Grantee, or (B) to the extent and in the manner authorized by the Administrator.  Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.  Following the death of the Grantee, the Option, to the extent provided in Section 8, may be exercised by the Grantee’s legal representative or by any person empowered to do so under the deceased Grantee’s will or under the then applicable laws of descent and distribution.  The terms of the Option shall be binding upon the executors, administrators, heirs, successors and transferees of the Grantee.

If the Grantee transfers an Award to a Holding Company, the Grantee and the Holding Company shall enter into an agreement with the Company substantially in the form attached hereto as Exhibit C, which shall provide, among other things, the following: (i) the Holding Company shall agree to be bound by the Plan and the relevant provisions of the Notice and the Option Agreement; and (ii) neither the Holding Company nor the Grantee shall permit any direct or indirect transfer of equity interests in the Holding Company.

10.       Term of Option.  The Option must be exercised no later than the Expiration Date set forth in the Notice or such earlier date as otherwise provided herein.  After the Expiration Date or such earlier date, the Option shall be of no further force or effect and may not be exercised.

11.       Forfeiture Of Stock Options and Profits.  Notwithstanding anything to the contrary herein, if a Grantee engages in any activity or conduct in violation of the non-competition restrictions of the Grantee's Labor Contract with the Company or a Related Entity (or any similar written agreement) after the termination of Continuous Service, or, if there is no such Agreement or if the Agreement does not contain a non-competition clause or restriction, and a Grantee Competes (as defined below) with the Company or a Related Entity after the termination of Continuous Service, then, at the election of the Company:  (i) all unexercised Options (whether vested or unvested) shall immediately terminate and be forfeited and the Grantee or his or her beneficiaries or representatives shall not be able to exercise the Options, and (ii) to the extent the Grantee or his or her beneficiaries or representatives have exercised any Options in the six (6) month period ending on the date the Grantee first engaged in the violation of the non-competition restrictions,  the Company may rescind any such exercise of the Options (in which case the Shares shall be returned to the Company and the Grantee's exercise price shall be returned, or, in the case of an Option which was exercised using the “net exercise” clause in Section 4(e) above, the Shares shall be returned to the Company) or, at the Company's election, the Grantee may be required to pay to the Company in cash or a cash equivalent acceptable to the Company an amount equal to any profits Grantee received from the sale of the shares subject to the Options, whether any such sale occurs during or after the period of the Grantee's Continuous Service for the Company or before or after the conduct occurs that violates the terms of the agreements with the Company.  The amount of a Grantee's profits for these purposes will be calculated as the difference between the sale price for the shares and the price he or she paid to exercise the Options.  In any case there shall be no offset from the amount owed the Company (including in a case where shares are returned) for any tax liability a Grantee may have incurred as a result of the exercise of the option or the sale of the shares.  The Grantee agrees to return the shares or make this payment to the Company, as applicable, no later than thirty (30) days after the date the Company requests such return or payment.  The Grantee also consents to a deduction from any amounts the Company owes them from time to time (including amounts owed as wages or other compensation, fringe benefits, or vacation pay, as well as any other amounts owed by the Company) to the extent of the amount the Grantee is obligated to pay the Company under this Section.  Whether or not the Company elects to make any set-off in whole or part, if the Company does not recover by means of set-off the full amount a Grantee owes it, the Grantee agrees to pay the unpaid balance within the time period specified above.  For the purposes of this Section 11, a Grantee “Competes” with the Company if such Grantee (during the period of Grantee’s employment with the Company, and for the period of six (6) months after the date Grantee’s employment with the Company ends for any reason) provides services, similar to those he or she provided to the Company, to any person or entity “in competition” (as defined below) with the Company anywhere in the world.  At the present time, the Company and Related Entities engage in the wholesale and retail sale of vehicles (including auto trading), vehicle parts and vehicle accessories; vehicle repair and maintenance; insurance agency; vehicle trade-in business; used car sales business; and vehicle consulting services and vehicle storage services.  The Grantee understands that the scope and nature of Grantee’s activities and services, and the Company’s business, products or services, may change as the Company develops.  The Grantee agrees that the scope of this provision will change to cover any changes in Grantee’s activities or services, as well as any changes in the Company or a Related Entity’s business, products or services, during Grantee’s Continuous Service with the Company.

12.       Stop-Transfer Notices.  In order to ensure compliance with the restrictions on transfer set forth in this Option Agreement, the Notice or the Plan, the Company may issue appropriate “stop transfer” instructions to its transfer agent, if any, and, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

13.       Refusal to Transfer.  The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Option Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

14.       Lock-Up Agreement.

(a)           Agreement.  The Grantee (including any Holding Company of such Grantee, as applicable), if requested by the Company and the lead underwriter of any public offering of the Ordinary Shares (the “Lead Underwriter”), hereby irrevocably agrees not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in any Ordinary Shares or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Ordinary Shares (except Ordinary Shares included in such public offering or acquired on the public market after such offering) during the 200-day period following the effective date of a registration statement of the Company filed under the Securities Act of 1933, as amended, or such shorter or longer period of time as the Lead Underwriter shall specify.  The Grantee further agrees to sign such documents as may be requested by the Lead Underwriter to effect the foregoing and agrees that the Company may impose stop-transfer instructions with respect to such Ordinary Shares subject to the lock-up period until the end of such period.  The Company and the Grantee acknowledge that each Lead Underwriter of a public offering of the Company’s stock, during the period of such offering and for the lock-up period thereafter, is an intended beneficiary of this Section 14.

(b)           No Amendment Without Consent of Underwriter.  During the period from identification of a Lead Underwriter in connection with any public offering of the Company’s Ordinary Shares until the earlier of (i) the expiration of the lock-up period specified in Section 14(a) in connection with such offering or (ii) the abandonment of such offering by the Company and the Lead Underwriter, the provisions of this Section 14 may not be amended or waived except with the consent of the Lead Underwriter.

15.       Entire Agreement: Governing Law.  The Notice, the Plan and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof, and may not be modified adversely to the interest of the Grantee (including any Holding Company of such Grantee, as applicable) except by means of a writing signed by the Company and the Grantee (or the Holding Company of such Grantee, as applicable).  Nothing in the Notice, the Plan and this Option Agreement (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.  The Notice, the Plan and this Option Agreement are to be construed in accordance with and governed by the internal laws of Hong Kong without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Hong Kong to the rights and duties of the parties.  Should any provision of the Notice, the Plan or this Option Agreement be determined to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

16.       Construction.  The captions used in the Notice and this Option Agreement are inserted for convenience and shall not be deemed a part of the Option for construction or interpretation.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

17.       Administration and Interpretation.  Any question or dispute regarding the administration or interpretation of the Notice, the Plan or this Option Agreement shall be submitted by the Grantee (or the Holding Company of such Grantee, as applicable) or by the Company to the Administrator.  The resolution of such question or dispute by the Administrator shall be final and binding on all persons.

18.       Arbitration.  The Company, the Grantee (including any Holding Company of such Grantee), and the Grantee’s assignees pursuant to Section 9 (the “parties”) agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Option Agreement shall be referred to and determined by arbitration at the Hong Kong International Arbitration Centre and in accordance with its Domestic Arbitration Rules.  The arbitration proceedings shall be conducted in the English language.  The parties shall have the right to conduct discovery which provides them with access to documents and witnesses that are essential to the dispute, as determined by the arbitrator.  The parties agree that the arbitrator shall have no authority to vary the terms of the Notice, the Plan or this Option Agreement or to award any punitive, consequential, incidental, indirect or special damages, interest, fees or expenses.  The arbitrator's written award shall include the essential findings and conclusions upon which the award is based.  The decision of the arbitrator shall be final and may be enforced in any court of competent jurisdiction.  In no event shall a demand for arbitration be made after the date when the applicable statute of limitations would bar the institution of a legal or equitable proceeding based on such claim, dispute or other matter in question.  The parties shall bear their own attorneys’ fees and other costs arising under this Section 18 except as otherwise required by law.  If any one or more provisions of this Section 18 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

19.       Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown in these instruments, or to such other address as such party may designate in writing from time to time to the other party.

20.       Confidentiality.  The Grantee (including any Holding Company of such Grantee) shall keep the terms of this Option Agreement, the Notice and Plan strictly confidential and may not discuss such terms with anyone except the Plan Administrator or persons authorized by the Plan Administrator.  If the Grantee breaches the confidentiality obligations under this Section 20, the Company shall have the right to revoke the Option.

END OF AGREEMENT

EXHIBIT A

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

EXERCISE NOTICE

AutoChina International Limited
Attention: Corporate Secretary

1.           Effective as of today, ______________, the undersigned (the “Holder”) hereby elects to exercise the Holder’s option to purchase ___________ Ordinary Shares (the “Shares”) of AutoChina International Limited, a company incorporated under the laws of the Cayman Islands, (the “Company”) under and pursuant to the Company’s 2009 Equity Incentive Plan, as amended from time to time (the “Plan”) and the Share Option Award Agreement (the “Option Agreement”) and Notice of Share Option Award (the “Notice”) dated ______________, ________.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.  The Holder elects to pay the full Exercise Price for the Shares by the following means, as authorized by the Option Agreement:

☐ Cash

☐ Check

☐ Surrender or Attestation of Previously Owned Shares

☐ Broker-Dealer Sale and Remittance Procedure

☐ Net Exercise

☐ A combination of the foregoing methods of payment, with the number of Ordinary Shares pursuant to each of the foregoing methods of payment set forth immediately as follows in (parenthesis): Cash (________________), Check (________________), Surrender of Attestation of Previously Owned Shares (________________), Broker-Dealer Sale and Remittance Procedure (________________), Net Exercise (________________)

2.           Representations of the Holder.  The Holder acknowledges that the Holder has received, read and understood the Notice, the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

3.           Rights as Shareholder.  Until the issue of such Shares has been registered in the Register of Members of the Company, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option.  The Company shall register the issue of such Shares in the Register of Members of the Company and issue (or cause to be issued) such share certificate promptly after the Option is exercised.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 10 of the Plan.  The Holder shall enjoy rights as a shareholder until such time as the Holder disposes of the Shares.

4.           Delivery of Payment.  The Holder herewith delivers to the Company the full Exercise Price for the Shares, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 4(d) of the Option Agreement.

5.           Tax Consultation.  The Holder understands that the Holder may suffer adverse tax consequences as a result of the Holder’s purchase or disposition of the Shares.  The Holder represents that the Holder has consulted with any tax consultants the Holder deems advisable in connection with the purchase or disposition of the Shares and that the Holder is not relying on the Company for any tax advice.

6.           Taxes.  The Holder agrees to satisfy all applicable federal, state and local income and employment tax withholding obligations and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations.

7.           Restrictive Legends.  The Holder understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE OPTION AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.  SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SHARES.

8.           Successors and Assigns.  The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company.  Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon the heirs, executors, administrators, successors and assigns of the Holder.

9.           Construction.  The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

10.          Administration and Interpretation.  The Holder hereby agrees that any question or dispute regarding the administration or interpretation of this Exercise Notice shall be submitted by the Holder or by the Company to the Administrator.  The resolution of such question or dispute by the Administrator shall be final and binding on all persons.

11.          Governing Law; Severability.  This Exercise Notice is to be construed in accordance with and governed by the internal laws of Hong Kong without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Hong Kong to the rights and duties of the parties.  Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

12.          Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

13.          Further Instruments.  The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

14.          Entire Agreement.  The Notice, the Plan and the Option Agreement are incorporated herein by reference and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Holder with respect to the subject matter hereof, and may not be modified adversely to the Holder’s interest except by means of a writing signed by the Company and the Holder.  Nothing in the Notice, the Plan, the Option Agreement and this Exercise Notice (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.

Submitted by:	Accepted by:

HOLDER:	AUTOCHINA INTERNATIONAL LIMITED

By:

(Signature)	Title:

Address:	Address:

EXHIBIT B

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

INVESTMENT REPRESENTATION STATEMENT

GRANTEE:	_________________________________

COMPANY:	AUTOCHINA INTERNATIONAL LIMITED

SECURITY:	ORDINARY SHARES

AMOUNT:	_________________________________

DATE:	_________________________________

In connection with the purchase of the above-listed Securities, the undersigned Grantee represents to the Company the following:

(a)           Grantee is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities.  Grantee is acquiring these Securities for investment for Grantee’s own account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

(b)           Grantee acknowledges and understands that the Securities constitute “restricted securities” under the Securities Act and have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon among other things, the bona fide nature of Grantee’s investment intent as expressed herein.  Grantee further understands that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.  Grantee further acknowledges and understands that the Company is under no obligation to register the Securities.  Grantee understands that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel satisfactory to the Company.

(c)           Grantee is familiar with the provisions of Rule 701 and Rule 144, each promulgated under the Securities Act, which, in substance, permit limited public resale of “restricted securities” acquired, directly or indirectly from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions.  Rule 701 provides that if the issuer qualifies under Rule 701 at the time of the grant of the Option to the Grantee, the exercise will be exempt from registration under the Securities Act.  In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ninety (90) days thereafter (or such longer period as any market stand-off agreement may require) the Securities exempt under Rule 701 may be resold, except in the case of affiliates, such Securities may be resold subject to the satisfaction of the applicable conditions specified by Rule 144, including: (1) the availability of certain public information about the Company, (2) the amount of Securities being sold during any three month period not exceeding specified limitations, (3) the resale being made in an unsolicited “broker’s transaction,” in transactions directly with a “market maker” or “riskless principal transactions” (as said terms are defined under the Securities Exchange Act of 1934) and (4) the timely filing of a Form 144, if applicable.

In the event that the Company does not qualify under Rule 701 at the time of the grant of the Option, then the Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which may require: the availability of current public information about the Company; the resale to occur more than a specified period after the purchase and full payment (within the meaning of Rule 144) for the Securities; and, in the case of the sale of Securities by an affiliate, the satisfaction of the conditions set forth in sections (2), (3) and (4) of the paragraph immediately above.

(d)           Grantee further understands that in the event all of the applicable requirements of Rule 701 or 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rules 144 and 701 are not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rules 144 or 701 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.  Grantee understands that no assurances can be given that any such other registration exemption will be available in such event.

(e)           Grantee represents that Grantee is a resident of the state of ____________________.

Signature of Grantee:

Date:

EXHIBIT C

TRANSFER AGREEMENT

THIS TRANSFER AGREEMENT (this “Agreement”) is made as of ____, 200__ by and among [Grantee] (the “Grantee”), [Holding Company] (the “Holding Company”) and AutoChina International Limited, a company incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, the Grantee holds an option (the “Option”) to purchase [   ] ordinary shares of the Company (the “Shares”);

WHEREAS, the Option was issued to the Grantee by the Company pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”) and a Notice and Share Option Award Agreement (the “Award Agreement”);

WHEREAS, the Holding Company is an investment holding company wholly owned by the Grantee;

WHEREAS, the Plan and the Award Agreement expressly permit the transfer of the Option by the Grantee to an investment holding company wholly owned by the Grantee,

NOW, THEREFORE, the parties hereto agree as follows:

1.           The Grantee hereby agrees to transfer the Option to the Holding Company in consideration of [   ] ordinary shares of the Holding Company (the “Holding Company Shares”), and the Holding Company hereby agrees to issue such Holding Company Shares to the Grantee in exchange for the Option.

2.           The Holding Company agrees to be bound by all provisions of the Plan and the Award Agreement (except those that relate to Grantee’s employment and provision of services) as if it were the Grantee thereunder.

3.           The Holding Company agrees that it shall not issue any securities to any third party other than the Grantee.  The Holding Company further agrees that it shall not be involved in any business activity except in connection with its ownership of the Option, such as exercising the Option (in full or in part) and holding and disposing of the Shares.

4.           Representations and Warranties.

(i)          The Holding Company hereby represents that its authorized share capital is [US$  ] divided into [   ] ordinary shares, par value [US$  each], [   ] of which are issued and outstanding.  As of the date hereof, all of the [   ] ordinary shares are held by the Grantee.  Upon the completion of the transactions contemplated hereunder, the Grantee will hold [   ] ordinary shares of the Holding Company, which will represent all of the issued and outstanding ordinary shares of the Holding Company.

(ii)         The Grantee hereby represents that it has valid title to the Option, free of liens, charges and other encumbrances, except as provided in the Plan, the Award Agreement and this Agreement.

(iii)        Each of the parties hereto represents that this Agreement, when delivered, will constitute the legal, valid and binding obligations of such party, enforceable against such party in accordance with its terms.

6.           Within five (5) business days following the execution of this Agreement, (i) the Holding Company shall issue a share certificate to the Grantee representing the Holding Company Shares and update its register of members accordingly; and (ii) the Company shall update its records to reflect the transfer of the Option from the Grantee to the Holding Company.

7.           This Agreement shall be governed by and construed under the laws of the Cayman Islands.

8.           This Agreement may be amended with the written consent of the Grantee, the Holding Company and the Company.

9.           This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

GRANTEE

HOLDING COMPANY

[Name of company]

By:

Name:
Title:

THE COMPANY

AutoChina International Limited

Name:
Title:

EXHIBIT A

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

EXERCISE NOTICE

AutoChina International Limited
Attention: Corporate Secretary

1.           Effective as of today, ______________, the undersigned (the “Holder”) hereby elects to exercise the Holder’s option to purchase ___________ Ordinary Shares (the “Shares”) of AutoChina International Limited, a company incorporated under the laws of the Cayman Islands, (the “Company”) under and pursuant to the Company’s 2009 Equity Incentive Plan, as amended from time to time (the “Plan”) and the Share Option Award Agreement (the “Option Agreement”) and Notice of Share Option Award (the “Notice”) dated ______________, ________.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.  The Holder elects to pay the full Exercise Price for the Shares by the following means, as authorized by the Option Agreement:

☐ Cash

☐ Check

☐ Surrender or Attestation of Previously Owned Shares

☐ Broker-Dealer Sale and Remittance Procedure

☐ Net Exercise

☐ A combination of the foregoing methods of payment, with the number of Ordinary Shares pursuant to each of the foregoing methods of payment set forth immediately as follows in (parenthesis): Cash (________________), Check (________________), Surrender of Attestation of Previously Owned Shares (________________), Broker-Dealer Sale and Remittance Procedure (________________), Net Exercise (________________)

2.           Representations of the Holder.  The Holder acknowledges that the Holder has received, read and understood the Notice, the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

3.           Rights as Shareholder.  Until the issue of such Shares has been registered in the Register of Members of the Company, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option.  The Company shall register the issue of such Shares in the Register of Members of the Company and issue (or cause to be issued) such share certificate promptly after the Option is exercised.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 10 of the Plan.  The Holder shall enjoy rights as a shareholder until such time as the Holder disposes of the Shares.

4.           Delivery of Payment.  The Holder herewith delivers to the Company the full Exercise Price for the Shares, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 4(d) of the Option Agreement.

5.           Tax Consultation.  The Holder understands that the Holder may suffer adverse tax consequences as a result of the Holder’s purchase or disposition of the Shares.  The Holder represents that the Holder has consulted with any tax consultants the Holder deems advisable in connection with the purchase or disposition of the Shares and that the Holder is not relying on the Company for any tax advice.

6.           Taxes.  The Holder agrees to satisfy all income and employment or similar tax withholding obligations applicable pursuant to the laws of any relevant jurisdiction and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations.

7.           Restrictive Legends.  The Holder understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE OPTION AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.  SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SHARES.

8.           Successors and Assigns.  The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company.  Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon the heirs, executors, administrators, successors and assigns of the Holder.

9.           Construction.  The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

10.           Administration and Interpretation.  The Holder hereby agrees that any question or dispute regarding the administration or interpretation of this Exercise Notice shall be submitted by the Holder or by the Company to the Administrator.  The resolution of such question or dispute by the Administrator shall be final and binding on all persons.

11.           Governing Law; Severability.  This Exercise Notice is to be construed in accordance with and governed by the internal laws of Hong Kong without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Hong Kong to the rights and duties of the parties.  Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

12.           Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

13.           Further Instruments.  The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

14.           Disclaimer with Respect to PRC Residents.  If the Holder is a resident of the People’s Republic of China (excluding Hong Kong, Macau, and Taiwan) (the “PRC Resident Holder”), then the PRC Resident Holder understands that the PRC Resident Holder is required to (i) file or register with, individually or collectively, as the case may be, the State Administration of Foreign Exchange (“SAFE”) and any other governmental authorities having jurisdiction over the PRC Resident Holder before the PRC Resident Holder can lawfully own the Shares, and (ii) secure approval from SAFE before the PRC Resident Holder can purchase foreign exchange with Renminbi, unless the PRC Resident Holder otherwise legally owns foreign exchange for the exercise of the PRC Resident Holder’s option to purchase the Shares, and such filing or approval is not always attainable, and if the PRC Resident Holder fails to secure filing with or approval from the PRC authorities, the PRC Resident Holder may have difficulties either to remit foreign exchange to the Company to exercise the PRC Resident Holder’s option to purchase the Shares or to receive proceeds when the PRC Resident Holder sells shares issued pursuant to the option.  Failure to comply with these rules may also result in sanctions under the PRC foreign exchange regulations.  It is the PRC Resident Holder’s duty to ensure full compliance with these PRC regulations at the PRC Resident Holder’s own expense and the Company assumes no responsibility to seek proper filing or approval on the PRC Resident Holder’s behalf.

15.           Entire Agreement.  The Notice, the Plan and the Option Agreement are incorporated herein by reference and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Holder with respect to the subject matter hereof, and may not be modified adversely to the Holder’s interest except by means of a writing signed by the Company and the Holder.  Nothing in the Notice, the Plan, the Option Agreement and this Exercise Notice (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.

Submitted by:	Accepted by:

HOLDER:	AUTOCHINA INTERNATIONAL LIMITED

By:

Title:
(Signature)

Address:	Address:

SCHEDULE J

FORM OF LEGAL OPINION TO BE DELIVERED
BY THE WARRANTORS’ PRC COUNSEL

Disclosure Schedule to the Legal Opinion

Unless otherwise defined herein, capitalized terms used in this disclosure schedule (the “Disclosure Schedule”) shall have the same meaning ascribed to them in the Share Exchange Agreement.

Section A

Set forth below is a chart showing the equity holding structure of the PRC Subsidiaries as of the date of this legal opinion:

In the above chart, “ ” refers to control by equity, and “” refers to control by contract.

Besides as presented in the above structure, (i) Kaiyuan Real Estate holds a two percent (2%) equity interest in Xuwei Trade, an one percent (1%) equity interest in Shengrong Kaiyuan, a sixty percent (60%) equity interest in Kaiyuan Doors and Windows and a ninety-three percent (93%) equity interest in Hebei Advertising; (ii) Hebei Liantuo holds a fifty-five percent (55%) equity interest in Handan Aohua; and (iii) Shijiazhuang Yuhua holds a seventy percent (70%) equity interest in Hengshui Yuhua.

Section B

Each of the following PRC Subsidiaries has not obtained relevant governmental approvals or permits or has not carried out relevant procedures for registration or filing:

(i)
Kaiyuan Auto Trade and Chuanglian Auto Trade have not (a) obtained the brand auto sales authorization, (b) entered into the dealership authorization agreements, or (c) been listed in the List of Brand Auto Sales Enterprises.

According to the Measures for Implementation of the Administration of Brand-specific Auto Sales (No. 10 Decree issued by the Ministry of Commerce, the National Development and Reform Commission and the State Administration for Industry and Commerce in 2005), no auto resources shall be provided to any PRC Subsidiary that has not received authorization for brand-specific auto sales or does not satisfy the conditions for carrying out the relevant operations; in the event that a PRC Subsidiary has not completed the filing procedures with the national administrative department of industry and commerce, possibly its scope of business may not be ratified as including “sales of brand automobiles” by the local administrative department of industry and commerce.

(ii)	Each of the following 4S Stores has not carried out the filing procedures with the provincial authority of commerce that are required for entities engaged in second-hand automobile transactions:

1.	Hebei Liantuo;

2.	Hebei Yitong;

3.	Shijiazhuang Yuhua;

4.	Hebei Shengwen;

5.	Hebei Shengkang;

6.	Zhangjiakou Meihua; and

7.	Xinhua Toyota.

According to the Measures for Administration of the Circulation of Second-hand Automobiles (No. 2 Decree issued by the Ministry of Commerce, the Ministry of Public Security, the State Administration for Industry and Commerce and the State Administration of Taxation in 2005),  a second-hand automobile market operator or second-hand automobile dealer that has been registered with, and obtained a business license from, the industry and commerce administration authority according to law shall, within two months after receiving the business license, file information about its establishment with the competent provincial commerce authority.

(iii)	No 4S Store has obtained a Pollutant Discharge Permit.

According to the Administrative License Law of the People’s Republic of China (No. 7 Order of the President of the People’s Republic of China), any citizen, legal person or other institution that is engaged in activities subject to an administrative license but has not obtained an administrative license shall be stopped by the administrative authority in accordance with the law, and shall be imposed an administrative punishment; the violation that has constituted a crime shall be subject to criminal responsibilities.

According to the Regulations on Collecting and Using the Pollutant Discharge Fees (No. 369 Decree of State Council), in the event that a PRC Subsidiary fails to pay the pollutant discharge fees in accordance with law, it shall be ordered to pay such fees within a prescribed time limit by the administrative department for environmental protection of the people’s governments of the county level and above within their power and function; where such PRC Subsidiary refuses to pay such fees, a fine no less than one time but no more than three times of such payable pollutant discharge fees shall be imposed, and such PRC Subsidiary shall be ordered to stop its business for rectification if so approved by the people’s government with the approval power.

According to the Measures of Hebei Province for Administration of Pollutant Discharge Permits (for Trial Implementation) (Ji Fa Shen [2007] No. 17), each and every entity that may discharge pollutants shall apply to the competent environmental protection administration authority for a permit for the discharge of pollutants (hereinafter referred to as “pollutant discharge permit”) in accordance with these Measures, and shall not discharge pollutants before obtaining a pollutant discharge permit; a pollutant-discharging entity shall be punished in accordance with the relevant laws and regulations if such entity has discharged pollutants before obtaining a pollutant discharge permit.

(iv)	Chuanglian has not carried out the filing procedures for its establishment of any Auto Service Company with the original authority of examination and approval.

According to the Provisional Regulations on Domestic Investment by Foreign-invested Enterprises (No. 6 Decree issued by the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce of the PRC in 2000), a foreign-invested enterprise shall, within thirty days after establishing an investee company, file such investee company with the original examination and approval authority.

(v)	Each of the following PRC Subsidiaries has not obtained a state taxation registration certificate:

1.	Kaiyuan Real Estate;

2.	Kaiyuan Logistics;

3.	Tianmei Insurance;

4.	Xingtang Shijie Transportation;

5.	Quyang Transportation;

6.	Anguo Transportation;

7.	Bazhou Transportation;

8.	Rongcheng Transportation;

9.	Gaobeidian Shijie Transportation;

10.	Jinzhou Shijie Transportation;

11.	Qingxian Transportation;

12.	Botou Transportation;

13.	Zanhuang Transportation;

14.	Longyao Transportation;

15.	Yuanshi Shijie Transportation;

16.	Guantao Transportation;

17.	Qingxu Shijie Transportation;

18.	Yangyuan Transportation;

19.	Huailai Transportation;

20.	Zhengding Transportation;

21.	Hejian Transportation;

22.	Huanghua Transportation;

23.	Weixian Transportation;

24.	Zunhua Transportation;

25.	Xingtang Auto Service;

26.	Quyang Auto Service;

27.	Anguo Auto Service;

28.	Bazhou Auto Service;

29.	Rongcheng Auto Service;

30.	Gaobeidian Auto Service;

31.	Jinzhou Auto Service;

32.	Qingxian Auto Service;

33.	Botou Auto Service;

34.	Zanhuang Auto Service;

35.	Longyao Auto Service;

36.	Yuanshi Auto Service;

37.	Guantao Auto Service;

38.	Qingxu Auto Service;

39.	Yangyuan Auto Service;

40.	Huailai Auto Service;

41.	Zhengding Auto Service;

42.	Shenzhou Auto Service;

43.	Qixian Auto Service;

44.	Gaoyi Auto Service;

45.	Huanghua Auto Service;

46.	Datong Auto Service; and

47.	Weixian Auto Service.

According to the Administrative Measures for Tax Registration (No. 7 Order of the State Administration of Taxation), in the event that a PRC Subsidiary fails to file an application for completing the tax registration procedures within the prescribed time limit, the tax administration shall, within three days from the day of finding out such offense, order such PRC Subsidiary to make rectifications within a prescribed time limit and impose relevant punishments in accordance with Clause 1 of Article 60 of the Law of the People’s Republic of China on the Administration of Tax Collection; in the event that a PRC Subsidiary fails to complete the tax registration, the tax administration shall, within three days from the day of finding out such offense, order such PRC Subsidiary to make rectifications within a prescribed time limit, and, where such PRC Subsidiary fails to make rectifications within the prescribed time limit, impose relevant punishments in accordance with Clause 1 and 2 of Article 60 of the Law of the People’s Republic of China on the Administration of Tax Collection.

According to Article 60 of the Law of the People’s Republic of China on the Administration of Tax Collection (No. 49 Order of the President of the People’s Republic of China [2001]) where a PRC Subsidiary fails to apply for tax registration within a prescribed time limit, the tax authorities shall order it to make rectification within the prescribed time and impose a fine up to RMB2,000; and in a serious case, impose a fine ranging from RMB2,000 to RMB10,000.  Should a PRC Subsidiary fail to make rectification within the prescribed time limit, the tax authorities shall notify the applicable administration for industry and commerce to revoke such PRC Subsidiary’s business license.  Based on our knowledge, if a PRC Subsidiary’s failure to complete the tax registration is caused by the fault of the tax authorities, it is likely that the aforesaid administrative penalty will not be imposed on such PRC Subsidiary.

(vi)	Each of the following PRC Subsidiaries has not obtained a social insurance certificate:

1.	Handan Baohe;

2.	Handan Yacheng;

3.	Tangshan Yachang;

4.	Hengshui Yuhua;

5.	the Transportation Companies;

6.	the Auto Service Companies;

7.	Kaiyuan Logistics;

8.	Kaiyuan Auto Trade;

9.	Chuanglian;

10.	Chuanglian Auto Trade; and

11.	Tianmei Insurance.

According to the Provisional Regulations on the Collection and Payment of Social Insurance Contributions (No. 259 Decree of the State Council), in the event that a PRC Subsidiary fails to make or withhold social insurance contributions in accordance with the regulations, the labor security administration authority or the taxation authority shall order such PRC Subsidiary to make or withhold such contributions within a specified time limit; in the event that such PRC Subsidiary fails to do so within the time limit, it shall, in addition to making up the overdue contributions, pay a 0.2% fine for late contribution on a daily basis; and such fines shall be incorporated into the social insurance fund.  In the event that a PRC Subsidiary fails to carry out social insurance registration, change its registration or cancel its registration in accordance with the regulations, or fails to declare the amount of social insurance contributions payable by it in accordance with the regulations, the labor security administration authority shall order such PRC Subsidiary to make rectifications within a prescribed time limit; if such failure has constituted a gross violation, a fine of more than RMB1,000 but less than RMB5,000 shall be imposed on the officer directly responsible and other persons directly liable; if such failure is of an extraordinarily serious nature, a fine of more than RMB5,000 but less than RMB10,000 shall be imposed upon the officer directly responsible and other persons directly liable.

(vii)	Each of the following PRC Subsidiaries has not completed the renewal of its concurrent-business insurance agent certificate:

1.	Hebei Yitong;

2.	Hebei Shengwen; and

3.	Shijiazhuang Yuhua.

(viii)	Tangshan Fengrun Transportation has not completed the renewal of its road transportation operation permit.

(ix)	Each of the PRC Subsidiaries listed in Sections C(I), C(II), and D of the Disclosure Schedule.

Section C

(I)	The business license of each of the following PRC Subsidiaries does not contain “brand auto sales” in its business scope:

(i)	Handan Baohe;

(ii)	Hebei Meifeng;

(iii)	Handan Yacheng;

(iv)	Tangshan Yachang;

(v)	Cangzhou Hengyuan;

(vi)	Kaiyuan Auto Trade;

(vii)	Chuanglian Auto Trade; and

(viii)	Hengshui Yuhua.

(II)	Each of the following PRC Subsidiaries have not been included into the List of Brand Auto Sales Enterprises:

(i)	Handan Baohe;

(ii)	Handan Yacheng;

(iii)	Hebei Meifeng;

(iv)	Hengshui Yuhua;

(v)	Tangshan Yachang;

(vi)	Kaiyuan Auto Trade; and

(vii)	Chuanglian Auto Trade.

(III)	Each of the following PRC Subsidiaries has not provided a separate authorization certificate for brand auto sales:

(i)	Hebei Yitong;

(ii)	Hebei Shengkang;

(iii)	Cangzhou Yichang;

(iv)	Hebei Anchang;

(v)	Hebei Yuanxinghang;

(vi)	Cangzhou Deyuan;

(vii)	Tangshan Yachang;

(viii)	Handan Yacheng;

(ix)	Hengshui Yuhua;

(x)	Kaiyuan Auto Trade; and

(xi)	Chuanglian Auto Trade.

(IV)	Each of the following PRC Subsidiaries has not provided a valid and binding dealership authorization agreement:

(i)	Tangshan Yachang;

(ii)	Handan Yacheng;

(iii)	Handan Baohe;

(iv)	Kaiyuan Auto Trade; and

(v)	Chuanglian Auto Trade.

(V)	Each of the following PRC Subsidiaries has not completed the renewal of its dealership authorization agreements which have expired:

(i)	Hebei Shengwen;

(ii)	Shijiazhuang Baohe;

(iii)	Hebei Shengmei; and

(iv)	Handan Defeng.

Section D

(I) The PRC Subsidiaries listed in Table VI have not provided state-owned land use right certificates or building ownership certificates or other governmental documents, thus we cannot ascertain whether such PRC Subsidiaries have valid and legal use rights to the land being used by them or whether such PRC Subsidiaries have valid and legal ownership or use rights to the houses being used by them.

According to the Land Administration Law of the People’s Republic of China (No. 28 Decree of the President of the People’s Republic of China), where there is a conversion of agricultural land into land for construction purpose by any of the above PRC Subsidiaries in violation of the general plan for land utilization, an order will be issued that the buildings and other facilities newly constructed on the land illegally transferred be dismantled and the land be restored to the original state within a prescribed period, in case that such conversion conforms with the general plan for land utilization, such buildings and other facilities affiliated therewith shall be confiscated; a fine may be imposed additionally; administrative penalties may be imposed on the officer directly responsible and other persons directly liable; where such violations constitute crimes, the relevant criminal liabilities shall be claimed.

(II) Kaiyuan Auto Trade, Botou Transportation and Botou Auto Service have provided land use right certificates and building ownership certificates for the houses rented and being used by them. However, such land and houses are authorized for industry use.  Since the aforesaid companies have not provided the governmental approvals for the change of use of such land and houses, we cannot ascertain whether such PRC Subsidiaries have valid and legal use rights to the land and houses being used by them.

According to the Land Administration Law of the People’s Republic of China (No. 28 Decree of the President of the People’s Republic of China), where changes occur to ownership and purpose of the land according to law, procedures relating to registration of modification of the land shall be handled; where a PRC Subsidiary uses the state land for purpose other than the approved one,  the competent land and resources administration authority under the people’s government above the county level shall issue an order requiring a return of the land and impose a fine.

(III) Except for Pingshan Auto Service, Jingxing Transportation, Jingxing Auto Service, Guantao Transportation and Guantao Auto Service, no PRC Subsidiaries have carried out the lease registration procedures for the houses rented by them.

According to the Measures on Administration of Urban Housing Lease (No. 42 Decree of the Ministry of Housing and Urban-Rural Development of the People’s Republic of China), the housing whose property ownership certificate has not been obtained according to law and to which other circumstances provided by relevant laws and regulations have occurred may not be leased out.  In the event that a PRC Subsidiary fails to apply for and obtain a House Leasing Registration Certificate on a timely manner, such PRC Subsidiary shall be ordered to complete such procedures within a prescribed period and may be imposed a fine therefor.

Section E

The outstanding loans and guarantees between the PRC Subsidiaries and third parties are set out in Table IV.

Section F

Besides the contracts disclosed in Section E, material contracts to which any PRC Subsidiary is a party are set forth below:

(I)    The following joint venture contracts:

(i)    The Equity Joint Venture Contract entered into by and between Kaiyuan Real Estate and Canada Advantage Trading Inc on January 26, 1999, under which Kaiyuan Doors and Windows was established;

(ii)   The Agreement on Capital Contribution to Hebei Advertising entered into by and between Kaiyuan Real Estate and Li Yongbin on January 5, 2006;

(iii)  The Contract on Sino-foreign Equity Joint Venture Shengrong Kaiyuan entered into by and between Kaiyuan Real Estate and Top Ray Investments Limited on November 15, 2007; and

(iv)  The Contract on Sino-foreign Equity Joint Venture of Xuwei Trade entered into by and between Kaiyuan Real Estate and Heat Planet Holdings Limited on December 24, 2007.

(II)   Dealership authorization agreements:

Please refer to Table V.

(III)  Auto purchase agreements

The Vehicle Purchase and Sale Agreement entered into by and between Kaiyuan Auto Trade and Tianjin Shanzhong Auto Sale and Service Co., Ltd. on September 28, 2008.

Section G

(I)    Labor contracts between the PRC Subsidiaries and their employees:

Please refer to Table VIII.

(II)  Each of the following PRC Subsidiaries has not paid social insurance for its employees:

1.	Hebei Meifeng;

2.	Cangzhou Hengyuan;

3.	Handan Baohe;

4.	Tangshan Yachang;

5.	Handan Yacheng;

6.	Hengshui Yuhua;

7.	Kaiyuan Logistics;

8.	Kaiyuan Auto Trade;

9.	Chuanglian;

10.	Chuanglian Auto Trade;

11.	Transportation Companies; and

12.	Auto Service Companies.

(III) No PRC Subsidiary has paid housing funds for its employees, nor has it received any notice from competent administrations of housing funds for making up the unpaid housing funds.

Section H

List of control agreements:

1.	Business Operation Agreement between Chuanglian and Hua An Investment dated [ ];

2.	Equity Pledge Agreement between Chuanglian and Hua An Investment dated [ ];

3.	Option Agreement between Chuanglian and Hua An Investment dated [ ];

4.	Service Agreement between Chuanglian and Hua An Investment dated [ ];

5.	Voting Proxy Agreement between Chuanglian and Hua An Investment dated [ ];

6.	Business Operation Agreement between Chuanglian and Huiyin Investment dated [ ];

7.	Equity Pledge Agreement between Chuanglian and Huiyin Investment dated [ ];

8.	Option Agreement between Chuanglian and Huiyin Investment dated [ ];

9.	Service Agreement between Chuanglian and Huiyin Investment dated [ ];

10.	Voting Proxy Agreement between Chuanglian and Huiyin Investment dated [ ];

11.	Business Operation Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

12.	Equity Pledge Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

13.	Option Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

14.	Service Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

15.	Voting Proxy Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

16.	Business Operation Agreement between Chuanglian and Kaiyuan Logistics dated [ ];

17.	Equity Pledge Agreement between Chuanglian and Kaiyuan Logistics dated [ ];

18.	Option Agreement between Chuanglian and Kaiyuan Logistics dated [ ];

19.	Service Agreement between Chuanglian and Kaiyuan Logistics dated [ ]; and

20.	Voting Proxy Agreement between Chuanglian and Kaiyuan Logistics dated [ ].

PRC Legal Opinion

Date:

To: Spring Creek Acquisition Corp. (“SCAC”)

Dear Madams/Sirs,

Re: Hebei Kaiyuan Real Estate Development Company and/or its Affiliates

As licensed lawyers of the PRC, lawyers of Zhong Lun Law Firm (“Zhong Lun” or “we”) are qualified to issue this opinion on the laws of the PRC.  We have acted as legal counsel on the laws of the PRC for Hebei Kaiyuan Real Estate Development Company (“Kaiyuan Real Estate”) in connection with the transactions contemplated by the Share Exchange Agreement dated 【 】, 2009, by and among Li Yonghui, Yan Wang, Honest Best Int’l Ltd, Auto China Group Inc (“AutoChina”), Fancy Think Limited, and SCAC (the “Project”).

The terms used in this opinion shall have the meanings as follows:

“PRC” refers to Mainland China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.

“PRC provision” refers to laws enacted by the PRC National People’s Congress and its Standing Committee and promulgated by Order of the President signed by the PRC President, administrative regulations enacted by the State Council, local regulations, autonomous regulations, separate regulations, rules, judicial interpretations and relevant prescriptive documents.

“PRC laws and administrative regulations” refer to laws promulgated by the PRC National People’s Congress and its Standing Committee, and regulations promulgated by the State Council.

Unless otherwise defined herein, capitalized terms used in this opinion shall have the same meanings ascribed to them in the Share Exchange Agreement.

In order to issue this opinion, Zhong Lun and its attorneys have obtained and relied on the following representations from Kaiyuan Real Estate:

1           All signatures, corporate seals and other seals that appear on the documents which have been provided by Kaiyuan Real Estate to Zhong Lun and Zhong Lun attorneys are authentic and valid, and all necessary relevant authorizations have been duly obtained;

2           All of the documents that have been provided by Kaiyuan Real Estate to Zhong Lun and Zhong Lun attorneys are complete, authentic and accurate, and any copies of such documents are all consistent with the original documents;

3           All written statements, letters, confirmation letters and commitment letters and written testimony that have been provided by Kaiyuan Real Estate to Zhong Lun and Zhong Lun attorneys are accurate and complete, and do not contain any fabrication, omission or misleading information;

4           All third party documents provided by Kaiyuan Real Estate to Zhong Lun and Zhong Lun attorneys are consistent with the documents that Kaiyuan Real Estate obtained from the original owners or authors;

5           Kaiyuan Real Estate has not altered, deleted, lost or concealed the form or substance of any document, and has in accordance with Zhong Lun’s reasonable requests provided and disclosed all other relevant supplemental documentation, materials and information; and

6           Where any fact of major importance hereto is not supported by independent evidence, we rely on relevant governmental documents and the statements issued by relevant governmental authorities and Kaiyuan Real Estate.  We do not have actual knowledge that causes us to believe that the representations from Kaiyuan Real Estate set forth above are not true.

This legal opinion is provided on the following conditions:

1           This opinion is issued in accordance with the PRC provisions in force as of the date hereof; and is based on the facts that existed prior to or as of the date hereof; and

2           This opinion focuses solely on PRC legal issues relevant to the Project and it does not address any matter involving foreign laws.

Based on the foregoing, we are of the opinion set out below:

1.          Incorporation

1.1        The PRC Subsidiaries have been duly incorporated and are validly existing and in good standing under the PRC provisions.

1.2        The registered capital of each of the PRC Subsidiaries is fully paid as required in accordance with applicable PRC provisions and considering that the registered capital of the Auto Service Companies had been fully paid by Chuanglian before September 29, 2008, the Circular of the SAFE on Relevant Business Operations Issues Concerning Improving the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises (Hui Zong Fa [2008] No.142 on September 29, 2008) (《关于完善外商投资企业外汇资本金支付结汇管理有关业务操作问题的通知》汇综发[2008]142号) is not applicable to Chuanglian’s investment into and establishment of the Auto Service Companies.

1.3        Except as specifically set out in Section A of the Disclosure Schedule, the PRC Subsidiaries have no subsidiaries and do not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture association or other entity, or maintain any offices or branches.

1.4        The Articles of Association of each of the PRC Subsidiaries is consistent and in compliance with, and do not conflict with any applicable PRC provision.  The Articles of Association of each of the PRC Subsidiaries have been duly adopted by its equity interest owners and filed with the relevant PRC governmental authorities, and are in full force and effect and binding upon each PRC Subsidiaries respectively.

1.5        Except as set forth in Section B(v), B(vii) and B(viii) of the Disclosure Schedule, each of the PRC Subsidiaries has obtained, among others, the following licenses and permits (if necessary): (1) business license; (2) organizational code certificate; (3) foreign exchange registration certificate; (4) a finance registration certificate; (5) tax registration certificate; (6) road transportation operation permit; and (7) insurance agency permit, which enable each of the PRC Subsidiaries to conduct its current business and operation.  The aforesaid licenses and permits are in full force and effect, and each of the PRC Subsidiaries has received no letter or notice from any government authority in the PRC notifying such licenses and permits are or will be void or, nullified due to any reason.  We are not aware of any reason, fact, event, circumstance or condition that would cause us to believe that any of the governmental authorizations obtained by each of the PRC Subsidiaries is likely to be revoked, suspended, cancelled or withdrawn or cannot be renewed upon their expiry date by the relevant PRC governmental authorities.  According to the Law of the PRC on Tax Administration (promulgated on PRC Chairman Order [2001] No. 49 on April 28, 2001) (《中华人民共和国税收征收管理法》(主席令[2001] 第49号), where a PRC Subsidiary fails to apply for tax registration within a prescribed time limit, the tax authorities shall order it to make rectification within the prescribed time and impose a fine up to RMB2,000; and in a serious case, impose a fine ranging from RMB2,000 to RMB10,000.  Should a PRC Subsidiary fail to make rectification within the prescribed time limit, the tax authorities shall notify the applicable administration for industry and commerce to revoke such PRC Subsidiary’s business license.  Based on our knowledge, if a PRC Subsidiary’s failure to complete the tax registration is caused by the fault of the tax authorities, it is likely that the aforesaid administrative penalty will not be imposed on such PRC Subsidiary.

1.6        No documents show that any action has been, or is being taken and any legal or administrative proceeding has been commenced or threatened against, and any order or resolution has been passed for the winding–up, dissolution, liquidation or elimination of any of the PRC Subsidiaries.

1.7        Each of the PRC Subsidiaries and Founder is capable of suing and being sued and can be the subject of any legal proceedings in PRC courts (except and to the extent that any party(ies) have entered into agreements with SCAC effectively choosing arbitration to settle any dispute arising thereof outside of the PRC courts).  Neither any of the PRC Subsidiaries and Founder nor any of their properties or assets are entitled to any immunity on the ground of sovereignty from any action, suit or other legal proceedings or from enforcement, execution or attachment.

1.8        There is no claim, litigation, arbitration, administrative proceedings, or other legal process pending or, to the best of our knowledge, threatened against each of the PRC Subsidiaries or Founder before any court or governmental agency in the PRC.

1.9        Fancy Think has full corporate power and authority to dissolve or to cause Chuanglian to be dissolved, provided that the dissolution is carried out in accordance with relevant PRC provisions.  The equity holders of each of the PRC Subsidiaries have full corporate power and authority to dissolve or to cause the PRC Subsidiaries to be dissolved, provided that the dissolution is carried out in accordance with relevant PRC provisions, and the control documents set forth in Section H of the Disclosure Schedule provide Chuanglian with contractual rights to require each of Hua An Investment, Huiyin Investment, Kaiyuan Logistics or Kaiyuan Auto Trade to, with all their shares in each PRC Subsidiary (except  Hengshui Yuhua), vote for dissolving such PRC Subsidiary or causing such PRC Subsidiary to be dissolved in accordance with PRC provisions and constitutional documents of such PRC Subsidiary.

1.10      PRC provisions do not apply to the dissolution of AutoChina or Fancy Think.

2.          Operation

2.1        Except as set forth in Section B, Section C, and Section D of the Disclosure Schedule, each of the PRC Subsidiaries has the requisite legal right, power, capacity and authority (corporate or otherwise), as authorized by the relevant PRC governmental authorities, to own, use, lease and operate its assets and to conduct its business in the manner presently conducted and proposed to be conducted as described in its business license and is duly qualified to transact business.

2.2        Except as set forth in Section B and Section C of the Disclosure Schedule, each of the PRC Subsidiaries has obtained and currently holds all governmental authorizations from all governmental authorities having jurisdiction over it, which are required for the conduct of its business in accordance with its business license.  Without limiting the generality of the foregoing, and except as specifically set out in Section C of the Disclosure Schedule, the business scope of each of 4S Store I and 4S Store II includes “brand auto sales”, and each of the 4S Store I and 4S Store II has been listed in the List of Brand Auto Sales Enterprises published by the State Administration of Industry and Commerce and has executed dealership authorization agreement(s) with the relevant auto supplier(s).  Such governmental authorizations, lists and agreements are in full force and effect, none of the PRC Subsidiaries has received any letter or notice from any government authority in the PRC or the relevant auto supplier asserting that such governmental authorizations, lists or agreements are or will be void or, nullified due to any reason, or that any additional governmental authorizations or agreements are or will be needed be required to conduct its business in accordance with its business license.

2.3        The business presently carried out by each of the PRC Subsidiaries is within the scope of business permitted under their respective business licenses.  None of the PRC Subsidiaries is in violation of its respective articles of association, business licenses or any of their other constituent documents.

2.4        Except for software that has or may be obtained through commercial-off-the-shelf license agreements: (i) each of the PRC Subsidiaries owns, holds valid licenses in full force and effect, or otherwise has the legal right to use the trademarks, service marks, trade names, copyrights, patents or other intellectual property currently employed by it in connection with its business as currently conducted and as proposed to be conducted; (ii) none of the PRC Subsidiaries has received any notice of infringement of or conflict with asserted rights of any third party with respect to anything set forth in the preceding Section 2.4(i); and (iii) after due inquiry, none of the PRC Subsidiaries is in violation or infringement of any proprietary asset or intellectual property of any other person or entity under the PRC provisions.

2.5        Each of the PRC Subsidiaries has valid title to all of its property and assets, in each case, free and clear of all liens, charges or encumbrances, other than as specifically set forth in Section D of the Disclosure Schedule.

2.6        Except as specifically set forth in the Section D of the Disclosure Schedule, each of which failure to undertake or complete, as of the date of this opinion, has not resulted in any enforcement measure taken by relevant government authorities including but not limited to reclaiming the land, demolishing the buildings, imposing penalties on or issuing notices to relevant PRC Subsidiaries for such enforcement  , all procedures required for the PRC Subsidiaries to acquire the land use rights and building ownership rights that it holds or purports to hold (the “Owned Real Property”) have been duly undertaken and completed.  The PRC Subsidiaries have exclusive and unfettered possession, occupation and proper legal title to the land use rights and building ownership rights in respect of the Owned Real Property (including possession of the land use rights certificates and building ownerships certificates) and are, subject to compliance with applicable PRC provisions, entitled to transfer, sell, mortgage or otherwise dispose of such Owned Real Property and there are no occupancy rights or liens in favor of third parties affecting it.

2.7        Other than as specifically set out in the Section D of the Disclosure Schedule, each of which failure to legally execute or be valid and binding, as of the date of this opinion, has not resulted in any enforcement measure taken by relevant government authorities including but not limited to reclaiming the land, demolishing the buildings, imposing penalties on or issuing notices to relevant PRC Subsidiaries for such enforcement , each lease agreement in respect of the lease of land or premises (“Leased Real Property”) to which any PRC Subsidiary is a party (“Real Estate Lease”) is legally executed and valid and binding; the leasehold interests of each of the PRC Subsidiaries is protected by the terms of the relevant lease agreements, which are valid, binding and enforceable in accordance with their respective terms under the laws of the PRC; all procedures required for the acquisition of the land use rights and building ownership rights pertaining to the Leased Real Property have been duly undertaken and completed; all governmental approvals or permits required under PRC law for the construction of any of the buildings, constructions, premises and fixtures erected on or composing the Leased Real Property have been duly obtained, and are in full force and effect; the PRC Subsidiaries have exclusive and unfettered possession, occupation and use right to the relevant Leased Real Property during the lease term specified in the relevant Real Estate Lease.  There are no circumstances which may give rise to the termination of any Real Estate Lease or the termination of the continued possession, occupation, use or enjoyment of the Leased Real Property; none of the Group Companies has received any notice from any PRC governmental entities alleging that its lease, possession or use of any of the Leased Real Property is in violation of any PRC provision.

2.8        There are no outstanding loans, guarantees or contingent payment obligations of any of the PRC Subsidiaries in respect of third party indebtedness (except for outstanding loans, guarantees or contingent payment obligations of Kaiyuan Real Estate not specifically set out in the Financial Statements) other than as specifically set out in Section E or the consolidated unaudited financial statements of the Group Companies for the nine (9) month period ended September 30, 2008, prepared in accordance with US GAAP (the “Financial Statements”), and there are no outstanding (i) inter-company loans between the Group Companies or (ii) loans between a Group Company and a third party other than as specifically set out in the Financial Statements.

2.9        Each of the PRC Subsidiaries had, to the extent it is a party to such Material Contract, at the time of execution of the Material Contracts listed in Section E and Section F of the Disclosure Schedule, and has, as of the date of this opinion, the requisite corporate right, power, capacity and authority to enter into and to perform its obligations under such Material Contracts.  Each of the Material Contracts listed in Section E and Section F of the Disclosure Schedule to which any of the PRC Subsidiaries is a party constitutes a legal, valid and binding obligation of the PRC Subsidiaries, each as the case may be, enforceable in accordance with its respective terms under the PRC provisions.

2.10      Each of Founder, Chen Lei, Wei Xing, and Johnson Lau has duly executed an employment agreement containing confidentiality, invention assignment and non-competition provisions (the “Employment Agreements”), a form of which has been provided to SCAC.  A PRC natural person’s act of entering into such Employment Agreement does not, and will not, violate or result in a breach of or a default under any PRC provision which has come to our attention.

2.11      After due inquiry, except as specifically set out in Section G of the Disclosure Schedule, each of the PRC Subsidiaries has executed labor contracts in the forms provided to SCAC with all of its employees and discharged its obligations as employer in accordance with such labor contracts and PRC provisions; the statutory social insurance required by PRC law (including without limitation pension, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance) has been paid by each of the PRC Subsidiaries, as the case may be, for the employees of each of the PRC Subsidiaries in accordance with their monthly salaries pursuant to applicable standards and rates.  None of the PRC Subsidiaries is subject to any threatened or actual union or labor related campaigns, organizing activities, strikes work stoppages, or other collective action taken by their employees.

2.12      In reliance on confirmation letters issued by the relevant tax authorities having jurisdiction over each of the PRC Subsidiaries (except for the Transportation Companies, the Auto Service Companies, Handan Baohe, Tangshan Yachang, Handan Yacheng, Chuanglian, Chuanglian Auto Trade, Kaiyuan Logistics, Kaiyuan Auto Trade, and Kaiyuan Real Estate) ever since its establishment, each PRC Subsidiary (except the Transportation Companies, the Auto Service Companies, Handan Baohe, Tangshan Yachang, Handan Yacheng, Chuanglian, Chuanglian Auto Trade, Kaiyuan Logistics, Kaiyuan Auto Trade, and Kaiyuan Real Estate) has strictly complied with relevant laws and regulations on tax, and timely and fully paid its tax, without arrears in, evasion and defrauding of, violent refusal of tax or other acts in violation of relevant laws and regulations on tax.  No administrative punishment, tax recovery or after payment has been imposed on it, nor has it been in any tax dispute with relevant tax authorities.  We do not have actual knowledge that causes us to question the accuracy of each of the confirmation letters.

2.13      In connection with the auto trade business conducted by Kaiyuan Auto Trade and the Transportation Companies, without limiting the generality of other provisions of this legal opinion, each of Kaiyuan Auto Trade and the Transportation Companies has obtained and currently holds all PRC governmental authorizations required for the conduct of the auto trade business(except that Kaiyuan Auto Trade has not obtained brand auto sales authorization or entered into the dealership authorization agreements to conduct its current business, which failure to obtain or hold, has not and will not result in an AutoChina Material Adverse Effect); each of (i) the vehicle purchase orders between Kaiyuan Auto Trade and the customers, (ii) the “fen qi fu kuan” vehicle sales contracts between Kaiyuan Auto Trade and the customers and (iii) the vehicle operation and service contracts among Kaiyuan Auto Trade, the Transportation Companies and the customers (collectively “Auto Trade Contracts”) and the business operations under the Auto Trade Contracts have been and remain in full compliance with, and have not  and do not violate any applicable PRC provision, including but not limited to PRC provisions with respect to financial leasing.

3.         Transaction

3.1        Except for the Section B(iv) of the Disclosure Schedule, all consents, licenses, approvals, orders, authorizations, recordations, re-recordations, registrations, qualifications, designations, declarations or filings with any government authority required in respect of the Restructuring which is necessary for conducting the transaction contemplated in the Transaction Documents, including but not limited to the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, tax bureau, customs authorities, product registration authorities and health regulatory authorities or their competent provincial and local counterparts, as applicable, shall have been duly filed, submitted, obtained and completed in accordance with the relevant PRC laws and in full force and effect as of the date of this opinion.  All third party notices and/or consents required under any agreements to which a restructured PRC Subsidiary is a party in respect of the Restructuring have been duly made and/or obtained in accordance with the relevant agreements.

3.2        No consents, licenses, approvals, orders, authorizations, recordations, re-recordations, registrations, qualifications, designations, declarations or filings with any PRC government authority, are required in respect of the execution, delivery, performance of and compliance with the terms of the Transaction Documents by any of the PRC Subsidiaries and the consummation of the Transactions.  All third party notices and/or consents required under any agreements to which any PRC Subsidiary is a party in respect of the execution, delivery, performance of and compliance with the terms of the Transaction Documents by any of the PRC Subsidiaries and the consummation of the Transactions have been duly made and/or obtained in accordance with the relevant agreements.

3.3        There are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any equity interest in any of the PRC Subsidiaries, except to the extent required under the Transaction Documents.

3.4       Each of the PRC Subsidiaries has the legal right, power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party.  Founder has the power, legal capacity and authority to enter into, execute, deliver and perform the Transaction Documents to which he is a party.  The execution and delivery by each of the PRC Subsidiaries of each of the Transaction Documents and the performance by each of the PRC Subsidiaries of their respective obligations therein have been duly authorized by all requisite corporate action on the part of the PRC Subsidiaries, respectively.

3.5        Each of the inter-company agreements, including without limitation, the control documents set forth on Section H of the Disclosure Schedule, has been duly executed and delivered by each of the PRC Subsidiaries who is a party thereto.  Such inter-company agreements and the business operations under the inter-company agreements did not violate any prohibitive PRC provision and do not violate any prohibitive PRC provision as of the date of this opinion, and with respect to those business operations under the inter-company agreements that will be completed after the date of this opinion, will not violate any prohibitive PRC provision.

3.6        All of the transactions contemplated in the Transaction Documents (collectively, the “Transactions”) did not violate any prohibitive PRC provision at the time of their completion and do not violate any prohibitive PRC provision as of the date of this opinion, and with respect to those Transactions that will be completed pursuant to the terms of the Transaction Documents after the date of this opinion, will not violate any prohibitive PRC provision.

3.7        The Rules for Foreign Investors to Merge Domestic Enterprises effective on September 8, 2006 (《关于外国投资者并购境内企业的规定》) do not apply to the Transactions or any other transactions contemplated under the Transaction Documents.

3.8        As of the date hereof, FounderCo, Founder, and Wang have not been obligated to obtain any governmental approval required under applicable PRC provisions in connection with the transaction contemplated by the Share Exchange Agreement and their ownership of shares directly or indirectly in AutoChina and SCAC.  Pursuant to the PRC laws and administrative regulations concerning foreign exchange, assuming that neither Founder nor Wang has continuously lived in the PRC for more than one year, neither of them is required to file an overseas investment foreign exchange registration with the foreign exchange administrations of the PRC in connection with the Transactions or any other transaction contemplated under the Transaction Documents.  Any other fact or opinion in this opinion on overseas investment foreign exchange registration by Founder and Wang related to the Transactions or any other transactions contemplated under the Transaction Documents (the “Foreign Exchange Registration Issue”) is confined and subject to this Section 3.8, and any fact or opinion appearing elsewhere rather than this Section 3.8 shall not be deemed or construed to address the Foreign Exchange Registration Issue.

3.9        The PRC Securities Law (《中华人民共和国证券法》), the Notice of the State Council on Further Strengthening the Administration of the Issuance of Shares and Publicly Listing in the Overseas (《国务院关于进一步加强在境外发行股票和上市管理的通知》) and other relevant PRC laws, regulations and public policies concerning the overseas listing of PRC companies and their overseas controllers will not apply to the contemplated initial public offering and listing of SCAC or any other company established to serving as a listing company, directly or indirectly, holding equity interests in any of the PRC Subsidiaries (“Listing Co”) on any internationally recognized securities exchange located outside of the PRC (each, a “Non-PRC Stock Exchange”).  In connection with the contemplated initial public offering and listing on a Non-PRC Stock Exchange, neither AutoChina, Fancy Think, the Listing Co, nor any PRC Subsidiary shall be required under PRC law to obtain approval from or otherwise register with the China Securities Regulatory Commission or any other PRC government authority.

3.10      No stamp or other issuance of transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of AutoChina, Fancy Think, Founder or SCAC to the PRC or any political subdivision or taxing authority thereof in connection with the execution, delivery or performance of the Transaction Documents.

3.11      The execution, delivery, performance of and compliance with the terms of the Transaction Documents by any of the PRC Subsidiaries and the consummation of the Transactions and all other transactions contemplated therein are not in contravention of any prohibitive PRC provision, and did not and do not violate or conflict with, or constitute by itself or upon notice or passage of time, or both, a default under any provision in the articles of association of each of the PRC Subsidiaries.

3.12      The proceeds of any arbitral awards obtained in respect of the Transaction Documents may be remitted to SCAC out of the PRC without restriction and the need to obtain any consent, approval, license or permission of any person or authority and all amounts payable by any of the PRC Subsidiaries, as applicable to SCAC under the Transaction Documents may be paid in the currency in which these amounts are expressly stated to be payable; provided that such payment and remittance comply with the procedures required by the relevant laws and regulations of the PRC on foreign exchange regarding current account transactions and the arbitra1 awards are judged effective and enforceable by a court of competent jurisdiction in the PRC.

3.13      None of the shareholders of SCAC are required to be licensed, qualified or otherwise entitled to carry on business in the PRC in order to execute, delivery or enforce its rights under any of the Transaction Documents.  The shareholders of SCAC, other than FounderCo, will not be deemed to be resident, domiciled, carrying on business or subject to taxation in the PRC solely by reason of the negotiation, preparation, execution, delivery, performance or enforcement of the Transaction Documents or its ownership of the shares of SCAC.

3.14      The courts of the PRC would recognize a final and conclusive arbitral award obtained in accordance with the Transaction Documents against any of the PRC Subsidiaries or Founder, as applicable and would recognize and enforce such award without re-examination or re-litigation of any matter which is the substantive subject of such award, provided that such recognition and enforcement will be conducted in accordance with the PRC Supreme People’s Court, Mutual Enforcement of Arbitration Awards between the Mainland China and the Hong Kong Special Administrative Region Arrangement.

SCHEDULE K

FORM OF LEGAL OPINION TO BE DELIVERED
BY AUTOCHINA’S CAYMAN COUNSEL

[  ] [             ] 2009

AutoChina International Limited f/k/a Spring Creek Acquisition Corp. (“ListCo”) [address]	DIRECT LINE: 852 2842 9530 E-MAIL: Richard.Hall@conyersdillandpearman.com OUR REF: M#873060 / D#284189 YOUR REF:

Dear Sirs,

AutoChina Group Inc (the “Company”)

We have acted as special legal counsel in the Cayman Islands to the Company in connection with:

(i)
a Share Escrow Agreement made by and among ListCo, Honest Best Int’l Ltd, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”) and American Stock Transfer & Trust Company as escrow agent dated [•], 2009 (the “Share Escrow Agreement”);

(ii)
a Share Exchange Agreement, made by and among Li Yonghui, Yan Wang, FounderCo, the Company, Fancy Think Limited, a limited liability company established in Hong Kong under the Hong Kong Companies Ordinance (“Fancy Think”), the entities listed on Schedule A6 thereto, each of which is a company established under the laws of the People’s Republic of China, and Spring Creek Acquisition Corp., a corporation duly organized and existing under the laws of the Cayman Islands, with respect to ListCo’s acquisition of 1,000 shares of a nominal or par value of US$0.001 each (the “Shares”) in the capital of the Company from FounderCo dated [•], 2009 (the “Share Exchange Agreement”); and

(iii)	a Voting Agreement made by and between ListCo and FounderCo dated [•], 2009 (the “Voting Agreement”).

For the purposes of giving this opinion, we have examined the following documents:

(i)	the executed Share Escrow Agreement;

(ii)	the executed Share Exchange Agreement; and

(iii)	the executed Voting Agreement.

The documents listed in items (i) through (iii) above are herein sometimes collectively referred to as the “Documents” (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).

We have also reviewed (1) a copy of the certificate of incorporation of the Company certified by the Secretary of the Company on [•], 2009, (2) a copy of the Memorandum and Articles of Association of the Company adopted on July 26, 2007, certified by the Secretary of the Company on [•], 2009 (the “M&A”), (3) written resolutions of all the directors of the Company passed on [•], 2009, and written resolutions of the sole shareholder of the Company, inter alia, adopting the new name of the Company passed on August 8, 2008, (collectively, the “Resolutions”), (4) a copy of the register of directors and officers of the Company certified by the Secretary of the Company on [•], 2009, (5) a copy of the register of members of the Company certified by the Secretary of the Company on [•], 2009 (the “Certified Register of Members”), (6) a copy of a Certificate of Good Standing issued by the Registrar of Companies in relation to the Company on [•], 2009, (the “Certificate Date”), and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken; (b) that where a document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention; (c) the capacity, power and authority of each of the parties to the Documents, other than the Company, to enter into and perform its respective obligations under the Documents; (d) the due execution and delivery of the Documents by each of the parties thereto, other than the Company, and the physical delivery thereof by the Company with an intention to be bound thereby; (e) the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us; (f) that the resolutions contained in the Minutes were passed at one or more duly convened, constituted and quorate meetings or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended; (g) that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; (h) the validity and binding effect under the laws of the State of New York (the “Foreign Laws”) of the Documents which are expressed to be governed by such Foreign Laws in accordance with their respective terms; (i) the validity and binding effect under the Foreign Laws of the submission by the Company pursuant to the Share Exchange Agreement arbitration in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”) in accordance with the UNCITRAL Arbitration Rules in force at the time of the initiation of the arbitration (the “Rules”); and (j) that on the date of entering into the Share Exchange Agreement the Company is and after entering into the Share Exchange Agreement will be able to pay its liabilities as they become due.

The term “enforceable” as used in this opinion means that an obligation is of a type which the courts of the Cayman Islands enforce.  It does not mean that those obligations will be enforced in all circumstances in accordance with the terms of the Documents.  In particular, the obligations of the Company under the Documents (a) will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors; (b) will be subject to statutory limitation of the time within which proceedings may be brought; (c) will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available; (d) may not be given effect to by a Cayman Islands court, whether or not it was applying the Foreign Laws, if and to the extent they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages; (e) may not be given effect by a Cayman Islands court to the extent that they are to be performed in a jurisdiction outside the Cayman Islands and such performance would be illegal under the laws of that jurisdiction.  Notwithstanding any contractual submission to the jurisdiction of specific courts, a Cayman Islands court has inherent discretion to stay or allow proceedings in the Cayman Islands against the Company under the Documents if there are other proceedings in respect of those Documents simultaneously underway against the Company in another jurisdiction.  Under Cayman Islands law, a person who is not one of the parties to an agreement is, in general, unable to enforce it.

We express no opinion as to the validity or the binding effect of obligations to make any payment at an increased rate on overdue amounts or on the happening of an event of default or to pay a specified rate of interest on the amount of a judgment after the date of judgement.  We express no opinion in respect of the enforceability of any provision in the Documents which purports to fetter the statutory powers of the Company.

In order to continue in good standing under the laws of the Cayman Islands, the Company is required, inter alia to pay annual filing fees and make returns to the Registrar of Companies.

We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction to which such provisions form a part, notwithstanding any express provision in this regard.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands.  This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands.  This opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1.
As at the Certificate Date, the Company is duly incorporated and existing under the laws of the Cayman Islands in good standing (meaning solely that it has not failed to make any filing with any Cayman Islands government authority or to pay any Cayman Islands government fee which would make it liable to be struck off by the Registrar of Companies and thereby cease to exist under the laws of the Cayman Islands).  The Company has the legal capacity to sue and be sued in its own name under the laws of the Cayman Islands.

2.
The Company has the necessary corporate power and authority to enter into and perform its obligations under the Share Exchange Agreement.  The execution and delivery of the Share Exchange Agreement by the Company and the performance by the Company of its obligations thereunder will not violate the Memorandum or Articles of Association of the Company nor any applicable law, regulation, order or decree in the Cayman Islands.

3.
The Company has taken all corporate action required to authorise its execution, delivery and performance of the Share Exchange Agreement. The Share Exchange Agreement has been duly executed and delivered by or on behalf of the Company, and constitutes the valid and binding obligations of the Company in accordance with the terms thereof.

4.
No order, consent, approval, licence, authorisation or validation of or exemption by any government or public body or authority of the Cayman Islands or any sub-division thereof is required to authorise or is required in connection with the execution, delivery, performance and enforcement of the Documents.

5.
It is not necessary or desirable to ensure the enforceability in the Cayman Islands of the Documents that they be registered in any register kept by, or filed with, any governmental authority or regulatory body in the Cayman Islands.  However, to the extent that any of the Documents creates a charge over assets of the Company, the Company and its Directors are under an obligation to enter such charge in the Register of Mortgages and Charges of the Company in accordance with section 54 of the Companies Law.  While there is no exhaustive definition of a charge under Cayman Islands law, a charge normally has the following characteristics:

(i)
it is a proprietary interest granted by way of security which entitles the chargee to resort to the charged property only for the purposes of satisfying some liability due to the chargee (whether from the chargor or a third party); and

(ii)	the chargor retains an equity of redemption to have the property restored to him when the liability has been discharged.

However, as the Documents are governed by the Foreign Laws, the question of whether they would possess these particular characteristics would be determined under the Foreign Laws.

6.
There is no stamp, registration or similar tax or duty to be paid on or in relation to any of the Documents provided that they are executed and remain outside the Cayman Islands.  If it becomes necessary to bring the Documents into the Cayman Islands for enforcement or otherwise, nominal stamp duty will be payable on all Documents.  In the case of any Document creating security over movable property granted by an exempted company, an ordinary non-resident company or a foreign company, stamp duty will be payable on an ad valorem basis to a maximum of CI$500.00 (US$600.00).  Apart from the payment of stamp duty, there are no acts, conditions or things required by the laws and regulations of the Cayman Islands to be done, fulfilled or performed in order to make any of the Documents admissible in evidence in the Cayman Islands.

7.	There is no income or other tax of the Cayman Islands imposed by withholding or otherwise on any payment to be made to or by the Company pursuant to the Documents.

8.
Whilst ListCo is incorporated in the Cayman Islands under the Companies Law (2007 Revision) of the Cayman Islands, and may thus be considered to be resident or domiciled in the Cayman Islands by virtue of such incorporation, ListCo will not be deemed to be resident, domiciled or carrying on business in the Cayman Islands by reason only of the execution, performance and/or enforcement of the Documents by ListCo.

9.
Based solely upon a review of the Certified Register of Members, the Shares are validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof).  The Shares have attached thereto the rights, preferences, privileges and restrictions set out in the M&A. Upon entry on the register of members of the Company, ListCo will be the registered holder of such number of Shares as will be noted against its name on such register.

10.
Based solely upon a search of the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands conducted at [TIME] on [DATE] 2009, (which would not reveal details of proceedings which have been filed but not actually entered in the Register of Writs and other Originating Process of the Grand Court of the Cayman Islands at the time of our search), there are no judgments against the Company, nor any legal or governmental proceedings, nor any petitions to wind up the Company pending in the Grand Court of the Cayman Islands to which the Company is subject.

11.	Based solely upon a review of the M&A, the authorised share capital of the Company is US$50,000 divided into 50,000,000 shares of par value US$0.001 each.

12.	Based solely upon a review of the Certified Register of Members:

(i)	the registered holder of the Shares and its shareholding in the Company is as follows:

Name of Shareholder	Number of Shares

ListCo	1,000

(ii)
there are no entries or notations indicating any third party interests including any security interests on the register of members of the Company.  However, it should be noted that there is no requirement for such entries or notations to be included on the share register and that a failure to make any such entry or notation would not invalidate any third party interests, including any security interests.

13.
ListCo has standing to bring an action or proceedings before the appropriate courts in the Cayman Islands for the enforcement of the Documents.  It is not necessary or advisable in order for ListCo to enforce its rights under the Documents, including the exercise of remedies thereunder, that it be licensed, qualified or otherwise entitled to carry on business in the Cayman Islands.

14.
The Company is not entitled to any immunity under the laws of the Cayman Islands, whether characterised as sovereign immunity or otherwise, from any legal proceedings to enforce the Documents in respect of itself or its property.

15.
There are no pre-emptive rights provisions to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any shares of the Company under the Companies Law (2007 Revision) of the Cayman Islands.

16.
Any redemption or purchase of the Company's shares by the Company pursuant to the M&A or a resolution of the Company may be effected out of the profits of the Company available for distribution, or out of the proceeds of a new issue of shares made for the purposes of the redemption or purchase, or out of capital of the Company subject in each case to the provisions of the M&A and the Companies Law (2007 Revision).

17.
The obligations of the Company under the Share Exchange Agreement will rank at least pari passu in priority of payment with all other unsecured unsubordinated indebtedness of the Company, other than indebtedness which is preferred by virtue of any provision of the laws of the Cayman Islands of general application.

18.	There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.
19.
The M&A have been duly adopted by the Company.  The M&A shall bind the Company and its members to the same extent as if each member has subscribed his/its name and affixed his/its seal (or common seal, if any, for a corporate member) thereto.

20.
The choice of the Foreign Laws as the governing law of the Documents is a valid choice of law and would be recognised and given effect to in any action brought before a court of competent jurisdiction in the Cayman Islands, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Cayman Islands.  The submission by the Company pursuant to the Share Exchange Agreement to arbitration in Hong Kong under the auspices of the Centre in accordance with the Rules  is valid and binding upon the Company.

21.
The courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the Foreign Courts against the Company based upon the Documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands

22.
Foreign arbitration awards may be enforced in the Cayman Islands under the Foreign Arbitral Awards Enforcement Law, which applies where the arbitration award to be enforced (the “Award”) was made in pursuance of an arbitration agreement in a state which is a party to the New York Convention on the Recognition of Enforcement of Foreign Arbitral Awards adopted by the 1958 United Nations Conference on International Commercial Arbitration (the “Convention”).  In general, the courts of the Cayman Islands will enforce an Award made under the Convention unless it is proved by the party against whom the Award was made that:

(i)	a party to the arbitration agreement was under some incapacity;

(ii)	the arbitration agreement was not valid under the law to which the parties subjected it or, in default, under the law of the jurisdiction where the Award was made;

(iii)	the Award was made in circumstances contrary to natural justice;

(iv)	the Award dealt with a matter or matters not contemplated by or falling within the terms of the submission to arbitration or contained decisions on matters beyond the scope of such submission; or

(v)
the composition of the arbitral authority or the arbitral procedure was not in accordance with the agreement of the parties or, in default of such agreement, with the laws of the jurisdiction where the arbitration took place.

Enforcement of an Award made under the Convention may also be refused by the courts of the Cayman Islands where the Award is in respect of a matter which is not capable of settlement by arbitration or where it would be contrary to the public policy of the Cayman Islands to enforce such an Award.

A foreign arbitration award may also be enforced in the Cayman Islands pursuant to common law principles by action on the Award or pursuant to the Arbitration Law by leave of the Cayman Islands court.

Yours faithfully

Conyers Dill & Pearman

SCHEDULE L

REQUIRED WAIVERS AND CONSENTS FOR AUTOCHINA ACQUISITION

No.	Name	Contract

1.	Hua An Investment	1. Guarantee Agreement in relation to the Authorized Distributor Financing Agreement between GMAC-SAIC (上汽通用汽车金融公司) and Hebei Anchang dated March 5, 2007

2. Guarantee Contract between Hua An Investment and Qinhuangdao City Commercial Bank in connection with the Loan Agreement between Qinhuangdao Jianda and Qinhuangdao City Commercial Bank for RMB1,500,000 (2008/4/29 to 2009/4/29)

3. Guarantee Agreement in relation to the Authorized Distributor Financing Agreement between GMAC-SAIC (上汽通用汽车金融公司) and Hebei Shengkang dated November 13, 2006

4. RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Hebei Yuanxinghang and GMAC-SAIC (上汽通用汽车金融公司) dated January 19, 2007

5. RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Cangzhou Yichang and GMAC-SAIC (上汽通用汽车金融公司) dated November 13, 2006

6. RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Hebei Yitong and GMAC-SAIC (上汽通用汽车金融公司) dated November 13, 2006

7. RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Hebei Shengkang and GMAC-SAIC (上汽通用汽车金融公司) dated November 13, 2006

2.	Huiyin Investment
Guarantee Contract between Huiyin Investment and Huaxia Bank Shingjiazhuang Jianshe North Road Branch in relation to the Loan Agreement between Shijianzhuang Baohe and Huaxia Bank Shingjiazhuang Jianshe North Road Branch for RMB10,000,000

3.	Shijiazhuang Yuhua	Dealership Contract with Toyota Auto Sales Co., Ltd. (2008/3/31-2009/3/30)

4.	Shijiazhuang Xinhua	Dealership Contract with Toyota Auto Sales Co., Ltd. (2008/3/31-2009/3/30)

5.	Hebei Shengda	1. Credit Facility Agreement between Hebei Shengda and Ford Automobile Finance Co., Ltd. dated April 23, 2007

2. Dealership Agreement on Sale of and Service for Homemade Ford Automobiles entered into by and between Changan Ford Mazda Automobile Co., Ltd. and Hebei Shengda on September 27, 2007

6.	Qinhuangdao Jianda	1. Loan Agreement between Qinhuangdao Jianda and Qinhuangdao City Commercial Bank for RMB1,500,000 (2008/4/29 to 2009/4/29)

2. Dealership Agreement on Sale of and Service for Homemade Ford Automobiles entered into by and between Changan Ford Mazda Automobile Co., Ltd. and Qinhuangdao Jianda on October 2, 2007

3. Dealership Agreement on Sale of and Service for Imported Ford Automobiles entered into by and between Changan Ford Mazda Automobile Co., Ltd. and Qinhuangdao Jianda on October 2, 2007

7.	Cangzhou Deyuan	Dealership Agreement on Sale of and Service for Homemade Ford Products entered into by and between Changan Ford Mazda Automobile Co., Ltd. and Cangzhou Deyuan on April 1, 2008

8.	Hebei Anchang	Authorized Dealership Contract on Sale of and Service for Roewe Automobiles entered into by and between Shanghai Automotive Co., Ltd. and Hebei Anchang on March 5, 2007

9.	Handan Defeng	Franchise Contract on Sale of and Service for Dongfeng Peugeot Automobiles entered into by and between Dongfeng Peugeot Citroen Automobile Co., Ltd. and Handan Defeng on December 29, 2006

SCHEDULE M

DISCLOSURE SCHEDULE

Section 3.01 Registered Capital and Equity Ownership of Kaiyuan Real Estate

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Kaiyuan Real	105000	Founder	104390	99.42%
Estate		Li Ruiqi	170	0.16%
		Peng Jinyu	270	0.26%
		Zhang Zhongwen	170	0.16%

Section 3.02 Registered Capital and Equity Ownership of Huiyin Investment, Hua An Investment and Kaiyuan Logistics

Section 3.02(a) Registered Capital and Equity Ownership of Huiyin Investment

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Huiyin Investment	60000	Kaiyuan Real Estate	60000	100%

Section 3.02(b) Registered Capital and Equity Ownership of Hua An Investment

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hua An Investment	160000	Kaiyuan Real Estate	160000	100%

Section 3.02(c) Registered Capital and Equity Ownership of Kaiyuan Logistics

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Kaiyuan Logistics	30000	Kaiyuan Real Estate	30000	100%

Section 3.03 Registered Capital and Equity Ownership of 4S Stores I, 4S Stores II, Tianmei Insurance, Transportation Companies I, Kaiyuan Auto Trade, and Transportation Companies II

Section 3.03(a) Registered Capital and Equity Ownership of 4S Stores I

1.           Shijiazhuang Baohe

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Shijiazhuang	15000	Hua An Investment	9000	60%
Baohe		Huiyin Investment	6000	40%

2.           Shijiazhuang Xinhua

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Shijiazhuang Xinhua	10000	Huiyin Investment	6700	67%
		Wang Zhihong	1000	10%
		Liu Zhenguo	2300	23%

3.           Handan Ao Hua

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Handan Aohua	10000	Huiyin Investment	2000	20%
		Zhang Haichao	2500	25%
		Hebei Liantuo	5500	55%

4.           Handan Defeng

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Handan Defeng	5000	Huiyin Investment	4500	90%
		Zhang Wei	500	10%

5.           Hebei Shengmei

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Shengmei	5000	Huiyin Investment	4800	96%
		Li Shuangping	200	4%

Section 3.03(b) Registered Capital and Equity Ownership of 4S Stores II

1.           Hebei Liantuo

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Liantuo	20000	Hua An Investment	18000	90%
		Hu Xin	2000	10%

2.           Shijiazhuang Baohe

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Shijiazhuang Baohe	15000	Hua An Investment	9000	60%
		Huiyin Investment	6000	40%

3.           Shijiazhuang Yuhua

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Shijiazhuang Yuhua	10000	Hua An Investment	7000	70%
		Li Yonghui	3000	30%

4.           Hebei Yitong

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Yitong	10000	Hua An Investment	6000	60%
		Chen Zhaohua	3000	30%
		Guo Zhongqi	1000	10%

5.           Hebei Shengwen

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Shengwen	10000	Hua An Investment	9500	95%
		Chen Chao	500	5%

6.           Hebei Shengda

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Shengda	10000	Hua An Investment	8000	80%
		Kang Kai	2000	20%

7.           Hebei Shengkang

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage（%）
Hebei Shengkang	10000	Hua An Investment	10000	100%

8.           Hebei Anchang

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Anchang	5000	Hua An Investment	3750	75%
		Guo Zhongqi	1250	25%

9.           Hebei Yuanxinghang

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Yuanxinghang	10000	Hua An Investment	10000	100%

10.           Hebei Meifeng

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hebei Meifeng	5000	Hua An Investment	5000	100%

11.           Cangzhou Yichang

Name	Registered Capital（RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Cangzhou Yichang	5000	Hua An Investment	2750	55%
		Yang Qian	1250	25%
		Liu Defeng	1000	20%

12.           Zhangjiakou Meihua

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Zhangjiakou Meihua	6000	Hua An Investment	4800	80%
		Cao Xiaomin	1200	20%

13.           Hengshui Dechang

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hengshui Dechang	6000	Hua An Investment	4200	70%
		Zhao Junna	1800	30%

14.           Qinhuangdao Jianda

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Qinhuangdao Jianda	10000	Hua An Investment	7000	70%
		Qinhuangdao Ruitong Development Co., Ltd	3000	30%

15.           Cangzhou Deyuan

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Cangzhou Deyuan	8000	Hua An Investment	5600	70%
		Liu Rongchun	2400	30%

16.           Baoding Tianhua

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Baoding Tianhua	10000	Hua An Investment	10000	100%

17.           Cangzhou Hengyuan

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Cangzhou Hengyuan	5000	Hua An Investment	1500	30%
		Gao Ling	1500	30%
		Liu Shuxin	2000	40%

18.           Handan Baohe

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Handan Baohe	5000	Hua An Investment	5000	100%

19.           Handan Yacheng

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Handan Yacheng	5000	Hua An Investment	5000	100%

20.           Tangshan Yachang

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Tangshan Yachang	5000	Hua An Investment	5000	100%

21.           Hengshui Yuhua

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Hengshui Yuhua	10000	Shijiazhuang Yuhua	7000	70%
		Huang Wei	3000	30%

Section 3.03(c) Registered Capital and Equity Ownership of Tianmei Insurance

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Tianmei Insurance	500	Hua An Investment	500	100%

Section 3.03(d) Registered Capital and Equity Ownership of Transportation Companies I

No	Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
1	Yuanshi Shijie Transportation	500	Kaiyuan Logistics	500	100%
2	Gaoyi Transportation	500	Kaiyuan Logistics	500	100%
3	Xingtang Transportation	500	Kaiyuan Logistics	500	100%
4	Pingshan Transportation	500	Kaiyuan Logistics	500	100%
5	Zanhuang Transportation	500	Kaiyuan Logistics	500	100%
6	Jingxing Transportation	500	Kaiyuan Logistics	500	100%
7	Quyang Transportation	500	Kaiyuan Logistics	500	100%
8	Zhengding Shijie Transportation	500	Kaiyuan Logistics	500	100%
9	Gaocheng Transportation	500	Kaiyuan Logistics	500	100%
10	Xinji Shijie Transportation	500	Kaiyuan Logistics	500	100%
11	Jinzhou Shijie Transportation	500	Kaiyuan Logistics	500	100%
12	Shexian Shijie Transportation	500	Kaiyuan Logistics	500	100%
13	Fuping Shijie Transportation	500	Kaiyuan Logistics	500	100%
14	Hejian Transportation	500	Kaiyuan Logistics	500	100%
15	Weixian Transportation	500	Kaiyuan Logistics	500	100%
16	Shenzhou Shijie Transportation	500	Kaiyuan Logistics	500	100%
17	Rongcheng Transportation	500	Kaiyuan Logistics	500	100%
18	Sanhe Transportation	500	Kaiyuan Logistics	500	100%
19	Huanghua Shijie Transportation	500	Kaiyuan Logistics	500	100%
20	Shahe Shijie Transportation	500	Kaiyuan Logistics	500	100%
21	Jizhou Transportation	500	Kaiyuan Logistics	500	100%
22	Bazhou Transportation	500	Kaiyuan Logistics	500	100%
23	Pingding Shijie Transportation	500	Kaiyuan Logistics	500	100%

24	Botou Transportation	500	Kaiyuan Logistics	500	100%
25	Guantao Transportation	500	Kaiyuan Logistics	500	100%
26	Longyao Transportation	500	Kaiyuan Logistics	500	100%
27	Hunyuan Shijie Transportation	500	Kaiyuan Logistics	500	100%
28	Huailai Transportation	500	Kaiyuan Logistics	500	100%
29	Gaobeidian Shijie Transportation	500	Kaiyuan Logistics	500	100%
30	Wu’an Transportation	500	Kaiyuan Logistics	500	100%
31	Shouyang Shijie Transportation	500	Kaiyuan Logistics	500	100%
32	Yangquan Shijie Transportation	500	Kaiyuan Logistics	500	100%
33	Yuxian Shijie Transportation	500	Kaiyuan Logistics	500	100%
34	Qingxian Transportation	500	Kaiyuan Logistics	500	100%
35	Anguo Transportation	500	Kaiyuan Logistics	500	100%
36	Qingxu Shijie Transportation	500	Kaiyuan Logistics	500	100%
37	Yangyuan Transportation	500	Kaiyuan Logistics	500	100%
38	Yuxian Transportation	500	Kaiyuan Logistics	500	100%
39	Datong Shijie Transportation	500	Kaiyuan Logistics	500	100%
40	Nanhe Transportation	500	Kaiyuan Logistics	500	100%
41	Jinzhong Shiji Transportation	500	Kaiyuan Logistics	500	100%
42	Tianjin Beichen Xuyuan Transportation	500	Kaiyuan Logistics	500	100%
43	Zhang Jiakou Transportation	500	Kaiyuan Logistics	500	100%
44	Qixian Transportation	500	Kaiyuan Logistics	500	100%
45	Qian’an Transportation	500	Kaiyuan Logistics	500	100%
46	Zunhua Transportation	500	Kaiyuan Logistics	500	100%
47	Tangshan Fengrun Transportation	500	Kaiyuan Logistics	500	100%
48	Fucheng Transportation	500	Kaiyuan Logistics	500	100%

49	Fengzhen Transportation	500	Kaiyuan Logistics	500	100%
50	Wulan Chabu Shijie Transportation	500	Kaiyuan Logistics	500	100%
51	Wuyuan Transportation	500	Kaiyuan Logistics	500	100%
52	Xinghe Transportation	500	Kaiyuan Logistics	500	100%
53	Zhungeer Banner Shijie Transportation	200	Kaiyuan Logistics	200	100%
54	Baotou Xuyuan Transportation	500	Kaiyuan Logistics	500	100%
55	Bayan Nur Transportation	500	Kaiyuan Logistics	500	100%
56	Tuo Ke Tuo Xian Transportation	500	Kaiyuan Logistics	500	100%
57	Dalate Banner Xuyuan Transportation	200	Kaiyuan Logistics	200	100%
58	Ordos Dongsheng Shijie Transportation	500	Kaiyuan Logistics	500	100%
59	Dong’a Transportation	200	Kaiyuan Logistics	200	100%
60	Linyi Jieyun Transportation	500	Kaiyuan Logistics	500	100%
61	Linshu Transportation	500	Kaiyuan Logistics	500	100%
62	Leling Transportation	200	Kaiyuan Logistics	200	100%
63	Boxing Transportation	500	Kaiyuan Logistics	500	100%
64	Dezhou Xuyuan Transportation	500	Kaiyuan Logistics	500	100%
65	Zaozhuang Xuyuan Transportation	200	Kaiyuan Logistics	200	100%
66	Jining Transportation	200	Kaiyuan Logistics	200	100%
67	Binzhou Transportation	200	Kaiyuan Logistics	200	100%
68	Liaocheng Transportation	200	Kaiyuan Logistics	200	100%
69	Zoucheng Xuwei Transportation	200	Kaiyuan Logistics	200	100%
70	Yanggu Transportation	200	Kaiyuan Logistics	200	100%
71	Gaotang Shijie Transportation	200	Kaiyuan Logistics	200	100%
72	Qihe Transportation	200	Kaiyuan Logistics	200	100%

73	Anyang Shijie Transportation	200	Kaiyuan Logistics	200	100%
74	Xinxiang Transportation	200	Kaiyuan Logistics	200	100%
75	Xinmi Transportation	200	Kaiyuan Logistics	200	100%
76	Wuzhi Xuyuan Transportation	200	Kaiyuan Logistics	200	100%
77	Luoyang Xuyuan Transportation	200	Kaiyuan Logistics	200	100%
78	Jiyuan Transportation	200	Kaiyuan Logistics	200	100%
79	Wenxian Shijie Transportation	200	Kaiyuan Logistics	200	100%
80	Jiaozuo Transportation	500	Kaiyuan Logistics	500	100%
81	Xuchang Transportation	200	Kaiyuan Logistics	200	100%
82	Huixian Transportation	200	Kaiyuan Logistics	200	100%
83	Changge Xuyuan Transportation	200	Kaiyuan Logistics	200	100%

Section 3.03(e) Registered Capital and Equity Ownership of Kaiyuan Auto Trade

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Kaiyuan Auto Trade	21000	Kaiyuan Real Estate	21000	100%

Section 3.03(f) Registered Capital and Equity Ownership of Transportation Companies II

No	Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment（RMB’000）	Share Percentage
1	Xuyuan Transportation	500	Chuanglian Auto Trade	500	100%
2	Huairen Shijie Transportation	500	Chuanglian Auto Trade	500	100%
3	Yingxian Transportation	500	Chuanglian Auto Trade	500	100%
4	Xinzhou Shijie Transportation	200	Chuanglian Auto Trade	180	90%
			Kaiyuan Logistics	20	10%
5	Wuzhai Shijie Transportation	500	Chuanglian Auto Trade	500	100%
6	Daixian Shijie Transportation	200	Chuanglian Auto Trade	180	90%
			Kaiyuan Logistics	20	10%

7	Lvliang Shijie Transportation	500	Chuanglian Auto Trade	500	100%
8	Linxian Shijie Transportation	500	Chuanglian Auto Trade	500	100%
9	Xiaoyi Xuyuan Transportation	500	Chuanglian Auto Trade	500	100%
10	Lvliang Xuyuan Transportation	200	Chuanglian Auto Trade	200	100%
11	Changzhi Shijie Transportation	500	Chuanglian Auto Trade	500	100%
12	Licheng Transportation	500	Chuanglian Auto Trade	500	100%
13	Linfen Shijie Transportation	500	Chuanglian Auto Trade	500	100%
14	Quwo Shijie Transportation	500	Chuanglian Auto Trade	500	100%
15	Huozhou Shijie Transportation	500	Chuanglian Auto Trade	500	100%
16	Yuncheng Shijie Transportation	500	Chuanglian Auto Trade	500	100%
17	Hejin Xin Shijie Transportation	200	Chuanglian Auto Trade	200	100%
18	Jincheng Xuyuan Transportation	500	Chuanglian Auto Trade	500	100%
19	Yangcheng Xuyuan Transportation	500	Chuanglian Auto Trade	500	100%
20	Gaoping Shijie Transportation	500	Chuanglian Auto Trade	500	100%

Section 3.04 Chuanglian Auto Trade

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Chuanglian Auto Trade	20000	Kaiyuan Auto Trade	20000	100%

Section 3.05 FounderCo

Name	Outstanding Shares	Shareholder	Amount of Investment （USD$）	Share Percentage
FounderCo	1	Yan Wang	1	100%

Section 3.06  AutoChina

Name	Outstanding Shares	Shareholder	Amount of Investment （USD$）	Share Percentage
AutoChina	1000	FounderCo	1000	100%

Section 3.07 Fancy Think

Name	Outstanding Shares	Shareholder	Amount of Investment （HK$）	Share Percentage
Fancy Think	10000	Auto China	10000	100%

Section 3.08 Chuanglian

1.	Registered Capital and Equity Ownership of Chuanglian

Name	Registered Capital （RMB’000）	Shareholder	Amount of Investment （RMB’000）	Share Percentage
Chuanglian	35000	Fancy Think	35000	100%

2.	Control Agreements

List of control agreements:

1.	Business Operation Agreement between Chuanglian and Hua An Investment dated [ ];

2.	Equity Pledge Agreement between Chuanglian and Hua An Investment dated [ ];

3.	Option Agreement between Chuanglian and Hua An Investment dated [ ];

4.	Service Agreement between Chuanglian and Hua An Investment dated [ ];

5.	Voting Proxy Agreement between Chuanglian and Hua An Investment dated [ ];

6.	Business Operation Agreement between Chuanglian and Huiyin Investment dated [ ];

7.	Equity Pledge Agreement between Chuanglian and Huiyin Investment dated [ ];

8.	Option Agreement between Chuanglian and Huiyin Investment dated [ ];

9.	Service Agreement between Chuanglian and Huiyin Investment dated [ ];

10.	Voting Proxy Agreement between Chuanglian and Huiyin Investment dated [ ];

11.	Business Operation Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

12.	Equity Pledge Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

13.	Option Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

14.	Service Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

15.	Voting Proxy Agreement between Chuanglian and Kaiyuan Auto Trade dated [ ];

16.	Business Operation Agreement between Chuanglian and Kaiyuan Logistics dated [ ];

17.	Equity Pledge Agreement between Chuanglian and Kaiyuan Logistics dated [ ];

18.	Option Agreement between Chuanglian and Kaiyuan Logistics dated [ ];

19.	Service Agreement between Chuanglian and Kaiyuan Logistics dated [ ]; and

20.	Voting Proxy Agreement between Chuanglian and Kaiyuan Logistics dated [ ].

Section 3.09 Organizational Chart of PRC Subsidiaries

Please refer to Table I.

Section 3.10  Board Member List of AutoChina and Fancy Think

Name	Name
AutoChina	Founder
Fancy Think	Founder

Section 3.13 Material Certificates and Licenses

Please refer to Table II.

Section 3.14(d) Taxation Bureaus

Please refer to Table III.

Section 3.15 Financial Statements

For the 2007 AutoChina Consolidated Financials please see “2007 AutoChina Consolidated Financials.pdf”

For the Interim Financials please see “Interim Financials.pdf”

Section 3.22 Material Contracts

(a)(iii) Joint Venture Contracts

1.	On January 26, 1999, Kaiyuan Real Estate entered into a Joint Venture Agreement with CANADA ADVANTAGE TRADING INC., to establish Kaiyuan Doors and Windows.

2.	On January 5, 2006, Kaiyuan Real Estate entered into a Investment Agreement of Hebei Advertising with Li Yongbin.

3.	On November 15, 2007, Kaiyuan Real Estate entered into a Sino-foreign Joint Venture Agreement of HE BEI AMPLE KAIYUAN CO., LTD. with Top Ray Investments Ltd.

4.	On December 24, 2007, Kaiyuan Real Estate entered into a Sino-foreign Joint Venture Agreement of HE BEI XUWEI TRADING CO., LTD. with Heat Planet Holdings Limited.

(a)(iv) Loan Contracts and Guaranty Contracts with amounts exceeding RMB1,000,000

Please refer to Table IV.

(a)(v) Contract with Top-10 Suppliers

1.	Dealership Authorization Agreements

Please refer to Table V.

2.	Financing Agreements

Please refer to Table IV.

3.	Vehicle Purchase Agreements

(i)	The Vehicle Purchase and Sale Agreement entered into by and between Tianjin Shan Zhong Auto Sale Service Co., Ltd. and Kaiyuan Auto Trade on September 28, 2008. The contract value is RMB12,993,900.

Section 3.24(a)

1.
The PRC Subsidiaries listed in Table VI have not provided state-owned land use right certificates or building ownership certificates or other governmental documents, thus we cannot ascertain whether such PRC Subsidiaries have valid and legal use rights to the land being used by them or whether such PRC Subsidiaries have valid and legal ownership or use rights to the houses being used by them.

2.
Kaiyuan Auto Trade, Botou Transportation and Botou Auto Service have provided land use right certificates and building ownership certificates for the houses rented and being used by them.  However, such land and houses are authorized for industry use.  Since the aforesaid companies have not provided the governmental approvals for the change of use of such land and houses, we cannot ascertain whether such PRC Subsidiaries have valid and legal use rights to the land and houses being used by them.

3.
Except for Pingshan Auto Service, Jingxing Transportation, Jingxing Auto Service, Guantao Transportation and Guantao Auto Service, other PRC Subsidiaries have not carried out the lease registration procedures for the houses rented by them.

Section 3.24(k) Real Property List

Please refer to Table VII.

Section 3.25

1.	List of Staff and Status of Execution of Labor Contract

Please refer to Table VIII.

2.	Social Insurance and Housing Fund Records

(i)	The following PRC Subsidiaries have not paid social insurance for their employees:

Hebei Meifeng;

Cangzhou Hengyuan;

Handan Baohe;

Tangshan Yachang;

Handan Yacheng;

Hengshui Yuhua;

Kaiyuan Logistics;

Kaiyuan Auto Trade;

Chuanglian;

Chuanglian Auto Trade;

the Transportation Companies; and

the Auto Service Companies.

(ii)	None of the PRC Subsidiaries has paid housing fund for their employees.

Section 3.26

1.	The following PRC Subsidiaries have not obtained relevant governmental approvals or permits or have not carried out relevant procedures for registration or filing:

(i)
Kaiyuan Auto Trade and Chuanglian Auto Trade have not obtained the brand auto sales authorization or entered into the dealership authorization agreements, nor have they been listed in the List of Brand Auto Sales Enterprises;

(ii)
The following 4S Stores I and 4S Stores II that are engaged in secondhand automobile transaction have not carried out the filing procedures with the provincial authority of commerce that are necessary for engaging in such transactions:

Hebei Liantuo;

Hebei Yitong;

Shijiazhuang Yuhua;

Hebei Shengwen;

Hebei Shengkang;

Zhangjiakou Meihua; and

Shijiazhuang Xinhua.

(iii)	No 4S Stores has obtained a Pollutant Discharge Permit;

(iv)	Chuanglian has not carried out the filing procedures for its establishment of any Auto Service Company with the original authority of examination and approval;

(v)	The following PRC Subsidiaries have not obtained the state taxation registration certificates:

Kaiyuan Real Estate;

Kaiyuan Logistics;

Tianmei Insurance;

Xingtang Shijie Transportation;

Quyang Transportation;

Anguo Transportation;

Bazhou Transportation;

Rongcheng Transportation;

Gaobeidian Shijie Transportation;

Jinzhou Shijie Transportation;

Qingxian Transportation;

Botou Transportation;

Zanhuang Transportation;

Longyao Transportation;

Yuanshi Shijie Transportation;

Guantao Transportation;

Qingxu Shijie Transportation;

Yangyuan Transportation;

Huailai Transportation;

Zhengding Transportation;

Hejian Transportation;

Huanghua Transportation;

Weixian Transportation;

Zunhua Transportation;

Xingtang Auto Service;

Quyang Auto Service;

Anguo Auto Service;

Bazhou Auto Service;

Rongcheng Auto Service;

Gaobeidian Auto Service;

Jinzhou Auto Service;

Qingxian Auto Service;

Botou Auto Service;

Zanhuang Auto Service;

Longyao Auto Service;

Yuanshi Auto Service;

Guantao Auto Service;

Qingxu Auto Service;

Yangyuan Auto Service;

Huailai Auto Service;

Zhengding Auto Service;

Shenzhou Auto Service;

Qixian Auto Service;

Gaoyi Auto Service;

Huanghua Auto Service;

Datong Auto Service; and

Weixian Auto Service.

(vi)	The following PRC Subsidiaries have not completed the renewal of their concurrent-business insurance agent certificates:

Hebei Yitong;

Hebei Shengwen; and

Shijiazhuang Yuhua.

2.	The business licenses of the following PRC Subsidiaries do not contain “brand auto sales” in their business scope:

Handan Baohe;

Hebei Meifeng;

Kaiyuan Auto Trade; and

Chuanglian Auto Trade.

3.	The following PRC Subsidiaries have not been included into the List of Brand Auto Sales Enterprises:

Handan Baohe;

Handan Yacheng;

Hebei Meifeng;

Hengshui Yuhua;

Tangshan Yachang;

Kaiyuan Auto Trade; and

Chuanglian Auto Trade.

4.	The following PRC Subsidiaries have not provided separate authorization certificates for brand auto sales:

Hebei Yitong;

Hebei Shengkang;

Cangzhou Yichang;

Hebei Anchang;

Hebei Yuanxinghang;

Cangzhou Deyuan;

Tangshan Yachang;

Handan Yacheng;

Hengshui Yuhua;

Kaiyuan Auto Trade; and

Chuanglian Auto Trade.

5.	The following PRC Subsidiaries have not provided valid and binding dealership authorization agreements:

Tangshan Yachang;

Handan Yacheng;

Handan Baohe;

Kaiyuan Auto Trade; and

Chuanglian Auto Trade.

6.	The dealership authorization agreements entered into by the following PRC Subsidiaries have expired and the renewal thereof has not been completed yet:

Hebei Shengwen;

Shijiazhuang Baohe; and

Hebei Shengmei.

Section 3.31 Bank Account Information

Please refer to Table IX.

SCHEDULE N

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (this “Agreement”) is entered into as of this _______ day of ____ 2009, by and between AutoChina International Limited, a corporation duly organized and existing under the laws of the Cayman Islands (the “Company”), and _________, an individual (“Indemnitee”).

BACKGROUND

A.           Indemnitee is an officer and/or member of the Board of Directors of the Company and, in that capacity, performs a valuable service for the Company.  For a variety of reasons, including the frequency, magnitude and often baseless nature of claims and actions brought against corporate officers and directors generally, it is difficult for corporations to attract and retain highly competent persons as officers and directors.  In addition, there exists uncertainty, both as to matters of “substance” and “procedure,” about the protection against such claims provided by statutory, charter and bylaw provisions and through “director and officer” insurance.

B.           The Company’s Articles of Association provide for indemnification of, and advancement of expenses to, the directors of the Company to the maximum extent authorized by Companies Law (2007 Revision) of the Cayman Islands or as the same may be revised from time to time (the “CLCI”), and, together with the CLCI, permit, by their nonexclusive nature, the establishment of indemnification agreements between the Company and its officers and directors.

C.           In order to induce Indemnitee to continue to serve as an officer of the Company or member of the Board of Directors of the Company, and to establish a specific procedure for addressing indemnification matters if and as they arise, the Company has agreed to a contractual indemnification arrangement on the terms set forth in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.           Definitions.  For purposes of this Agreement, the following terms have the following meanings:

(a)           “Agent” means any person (i) who is or was a director, officer, employee or other agent of the Company or (ii) who is or was serving at the request of the Company, or otherwise as a result of that person’s relationship with the Company, as a director, officer, employee or other agent of another foreign or domestic corporation  or of any partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans).

(b)           “Disinterested Director” means a director of the Company who neither is nor was a party to the Proceeding in respect of which indemnification is sought under this Agreement or otherwise.

(c)           “Expenses” includes any and all direct and indirect costs (including, without limitation, attorneys’ fees and disbursements, court costs, fees and expenses of witnesses, experts, professional advisers and private investigators, arbitration expenses, costs of attachment, appeal or similar bonds, travel expenses, duplicating, printing and binding costs, telephone charges, postage, delivery service fees, and any and all other disbursements or out-of-pocket expenses) actually and reasonably incurred by or on behalf of Indemnitee in connection with either (i) the investigation, defense, settlement or appeal of, or being a witness or participant in, a Proceeding (including preparing for any of the foregoing) or (ii) the establishment or enforcement of any right to indemnification under this Agreement or otherwise or any right to recovery under any liability insurance policy maintained by the Company; provided, however, that “Expenses” shall not include any judgments, fines or amounts paid in settlement.

(d)           “Independent Counsel” means a law firm or attorney that neither is presently nor in the past two years has been retained to represent:  (i) the Company or Indemnitee in any matter material to the Company or Indemnitee, or (ii) any other party to the Proceeding in respect of which indemnification is sought under this Agreement or otherwise.  In addition, the term “Independent Counsel” does not include any law firm or attorney who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee’s right to indemnification under this Agreement or otherwise.

(e)           “Liabilities” means liabilities and losses of any type whatsoever, including, without limitation, judgments, fines, excise taxes and penalties (including ERISA excise taxes and penalties) and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such liabilities and losses), actually incurred by Indemnitee in connection with or as a result of a Proceeding.

(f)           “Proceeding” means any threatened, pending or completed action, suit or proceeding (including any inquiry, hearing, arbitration proceeding or alternative dispute resolution mechanism), whether civil, criminal, administrative or investigative (including any action by or in the right of the Company), to which Indemnitee is or was a party, witness or other participant, or is threatened to be made a party, witness or other participant, by reason of the fact that Indemnitee is or was an Agent, or by reason of anything done or not done by Indemnitee in that capacity or in any other capacity while serving as an Agent, whether before or after the date of this Agreement.

2.           Agreement to Indemnify.  Subject to the terms and conditions of, and in accordance with the procedures set forth in, this Agreement, the Company shall hold Indemnitee harmless and indemnify Indemnitee (and Indemnitee’s spouse as provided below), to the fullest extent permitted by the provisions of the CLCI , the Company’s Memorandum of Association or Articles of Association, and other applicable law, from and against all Expenses and Liabilities, including, without limitation, Expenses and Liabilities arising from any Proceeding brought by or in the right of the Company or its stockholders, except such (if any) incurred or sustained by or through the Indemnitee’s own willful neglect or default respectively.  The Company and Indemnitee intend that this Agreement provide for indemnification in excess of that expressly required or permitted by statute, including, without limitation, any indemnification provided by the Company’s Memorandum of Association or Articles of Association, by vote of its stockholders or directors, or by applicable law.  If, after the date hereof, the CLCI or any other applicable law is amended to permit or authorize indemnification of, or advancement of defense expenses to, Indemnitee to a greater extent than is permitted on the date hereof, references in this Agreement to the CLCI or any other applicable law shall be deemed to refer to the CLCI or such applicable law as so amended.

3.           Procedural Matters.

(a)           Initial Request.  Whenever Indemnitee believes that, in a specific case, Indemnitee is then entitled to indemnification under this Agreement or under the Company’s Memorandum of Association or Articles of Association, the CLCI or otherwise, Indemnitee shall submit a written notice to the Company requesting an authorization and determination by the Company to that effect.  The notice shall describe the matter giving rise to the request and be accompanied by all appropriate supporting documentation reasonably available to Indemnitee.

(b)           Determination and Payment.  The Company shall make a determination about Indemnitee’s entitlement to indemnification in the specific case no later than 30 days after receipt of Indemnitee’s request.  In making that determination, the person or persons making the determination shall presume that Indemnitee met any applicable standard of conduct required for indemnification, unless the Company shall have affirmatively shown by clear and convincing evidence that Indemnitee did not meet that standard.  The determination shall be made by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors. If such a quorum is not obtainable, or, even if obtainable, a quorum of Disinterested Directors so directs, the determination shall be made by Independent Counsel in a written opinion obtained at the Company’s expense.  If either of those alternative decision-making processes is not initiated within 20 days after receipt of Indemnitee’s request, the determination shall be made by the Company’s stockholders, except that any shares of the Company’s capital stock as to which Indemnitee holds voting power shall not be entitled to vote.  If the person or persons empowered to make the determination either:  (i) affirmatively makes a determination of Indemnitee’s entitlement to indemnification or (ii) fails to make any determination at all within the 30-day period, indemnification shall be considered as authorized and proper in the circumstances, and Indemnitee shall be absolutely entitled to such indemnification, and shall receive payment as promptly as practicable, in the absence of any misrepresentation of a material fact by Indemnitee in the request for indemnification, or a specific determination by a court of competent jurisdiction that all or any part of such indemnification is prohibited by applicable law.  If the person or persons empowered to make the determination find that the Indemnitee is not entitled to indemnification, the Indemnitee shall have the right to apply to a court of competent jurisdiction for the purpose of enforcing Indemnitee’s right to indemnification pursuant to this Agreement.  The termination of any Proceeding by judgment, order, settlement, arbitration award, conviction or upon a plea of solo contender or its equivalent shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, or that, with respect to any criminal Proceeding, Indemnitee had reasonable cause to believe his conduct was unlawful.

(c)           Advancement of Expenses.  If so requested in a writing by Indemnitee accompanied by appropriate supporting documentation, the Company shall, within 10 days after receipt of the request, advance funds for the payment of Expenses, whether that request is made before or after the final disposition of a Proceeding (including, without limitation, any criminal Proceeding or any Proceeding brought by or in the right of the Company or its stockholders), unless there has been a final determination that Indemnitee is not entitled to indemnification for those Expenses.  If required by law at the time of the advance, the payment of the advance shall be conditioned upon the receipt from Indemnitee of an undertaking (which need not be secured) to repay the advance to the extent that it is ultimately determined that Indemnitee is not entitled to such indemnification by the Company.  Any dispute concerning the advancement of Expenses shall be resolved by arbitration before an arbitrator selected by Indemnitee and approved by the Company.  If the parties cannot agree on a single arbitrator, then the claim shall be heard by a panel of three arbitrators, with one selected by Indemnitee, one selected by the Company and one selected jointly by the foregoing two arbitrators.  Each of the arbitrators shall be a litigation or corporate attorney with experience in the field of officer and director indemnification.  The arbitrators shall be selected within 15 days after demand for arbitration and shall render a decision within 30 days after selection, unless good cause is shown for requiring a longer decision period.  The Company shall act in utmost good faith to provide timely information to the arbitrators and to insure Indemnitee a full opportunity to defend against the Company’s claim that Indemnitee is not entitled to an advance of Expenses.  The Company shall indemnify Indemnitee against all Expenses incurred by Indemnitee under the dispute resolutions proceedings set forth in this Subsection 3(c), unless a court of competent jurisdiction finds that each of the claims and/or defenses by Indemnitee in the action or proceeding for which an advance is sought was frivolous or made in bad faith.

(d)           Enforcement.  If Indemnitee has not received a determination of entitlement to indemnification or an advance, as the case may be, within the applicable time periods for such actions specified in this Agreement, or if it has been determined that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall be entitled to commence an action in any court of competent jurisdiction (including the court in which the Proceeding as to which Indemnitee seeks indemnification is or was pending) (i) in the former case, seeking enforcement of Indemnitee’s rights under this Agreement or otherwise, or seeking an initial determination by the court, or (ii) in the latter case, challenging any such determination or any aspect thereof, including the legal or factual bases therefor.  The Company hereby consents to service of process and to appear generally in any such proceeding.  It shall be a defense to any such action that applicable law does not permit the Company to indemnify Indemnitee for the amount claimed.  In any such action, the Company shall have the burden of proving that indemnification or advances are not proper in the circumstances of the specific case.  Neither the failure of the Company to have made a determination prior to the commencement of such action that indemnification is proper under the circumstances because Indemnitee has met the standard of conduct under applicable law, nor an actual determination by the Company that Indemnitee has not met such standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met that standard of conduct.  The Company shall indemnify Indemnitee for Expenses incurred by Indemnitee in connection with the successful establishment or enforcement, in whole or in part, by Indemnitee of his right to indemnification or advances.

(e)           Notice by Indemnitee and Defense of Proceedings.  Indemnitee shall promptly notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter which may give rise to a claim for indemnification under this Agreement or otherwise; provided, however, that a failure of Indemnitee to provide that notice shall relieve the Company from liability only if and to the extent that the failure materially prejudices the Company’s ability to adequately defend Indemnitee in the Proceeding.  With respect to any Proceeding as to which Indemnitee so notifies the Company:

(i)           The Company shall be entitled to participate at its own expense.

(ii)           Except as otherwise provided below, the Company, jointly with any other indemnifying party similarly notified, shall be entitled to assume the defense of such Proceeding, with counsel reasonably satisfactory to Indemnitee.  After notice from the Company to Indemnitee of the Company’s election to assume the defense, the Company shall not be liable to Indemnitee under this Agreement for any Expenses subsequently incurred by Indemnitee, other than as provided below.  Indemnitee shall have the right to employ his own counsel in that Proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its election so to assume the defense shall be borne by Indemnitee, except to the extent that (x) the employment of counsel by Indemnitee has been authorized by the Company, (y) Indemnitee has reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such Proceeding or that counsel selected by the Company may not be adequately representing Indemnitee, or (z) the Company has not in fact employed counsel to assume the defense of such Proceeding.  In those cases, the fees and expenses of Indemnitee’s own counsel shall be paid by the Company.

(iii) Neither the Company nor Indemnitee shall unreasonably withhold its or his consent to any proposed settlement.  The Company has no obligation to indemnify and hold Indemnitee harmless under this Agreement for any amounts paid in settlement of any Proceeding effected without its written consent.  The Company shall not settle any Proceeding in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent.

4.           Nonexclusivity.  The indemnification provided by this Agreement is not exclusive of or inconsistent with any rights to which Indemnitee may be entitled under the Company’s Certificate of Incorporation or Bylaws, any other agreement, any vote of stockholders or directors, the CLCI, or otherwise, both as to action in Indemnitee’s official capacity and otherwise.  If and to the extent that a change in the CLCI (whether by statute or judicial decision) permits greater indemnification by agreement than would be afforded currently under the Company’s Memorandum of Association or Articles of Association or under this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change.

5.           Partial Indemnification.  If Indemnitee is entitled to indemnification by the Company for some or a portion of Expenses or Liabilities but not for the total amount, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses and Liabilities to which Indemnitee is entitled to be indemnified.  Moreover, notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits or otherwise in defense of any Proceeding or in defense of any claim, issue or matter therein, including dismissal without prejudice, Indemnitee shall be indemnified against all Expenses incurred by Indemnitee in connection therewith.

6.           Liability Insurance.  To the extent the Company maintains an insurance policy or policies providing directors’ and/or officers’ liability insurance, Indemnitee shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any Company director or officer, as the case may be.  If Indemnitee serves as a fiduciary of any employee benefit plan of the Company or any of its subsidiary or affiliated corporations, then to the extent that the Company maintains an insurance policy or policies providing fiduciaries’ liability insurance, Indemnitee shall be covered by such policy or policies in accordance with its or their terms, to the maximum extent of the coverage available for any fiduciary.  Upon notice to the Company, either from Indemnitee or from any other source, of the commencement or threat of commencement of any Proceeding or matter which may give rise to a claim for indemnification of Indemnitee and which may be covered by any insurance policy maintained by the Company, the Company shall promptly give notice to the insurer in accordance with the procedures prescribed by such policy and shall thereafter take all necessary or appropriate action to cause such insurer to pay, to or on behalf of Indemnitee all Liabilities and Expenses payable under such policy with respect to such Proceeding or matter.  The Company shall indemnify Indemnitee for Expenses incurred by Indemnitee in connection with any successful action brought by Indemnitee for recovery under any insurance policy referred to in this Section 6 and shall advance to Indemnitee the Expenses of such action in the manner provided in Section 3(c) above.

7.           Other Sources.  Indemnitee shall not be required to exercise any rights Indemnitee may have against any other parties (for example, under an insurance policy purchased by Indemnitee, the Company or any other person or entity) before Indemnitee exercises or enforces Indemnitee’s rights under this Agreement.  However, to the extent the Company actually indemnifies Indemnitee or advances Indemnitee funds in respect of Expenses, the Company shall be entitled to enforce any such rights which Indemnitee may have against third parties.  Indemnitee shall assist the Company in enforcing those rights if it pays Indemnitee’s costs and expenses of doing so.  If Indemnitee is actually indemnified or advanced Expenses by any such third party, then, for so long as Indemnitee is not required to disgorge the amounts so received, to that extent the Company shall be relieved of its obligation to indemnify Indemnitee or to advance Expenses.

8.           Certain Relationships.  The obligations and rights created under this Agreement shall not be affected by any amendment to the Company’s Memorandum of Association or Articles of Association or any other agreement or instrument to which Indemnitee is not a party, and shall not diminish any other rights which Indemnitee now or in the future has against the Company or any other person or entity.

9.           Severability.  If any provision of this Agreement is determined to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Company and Indemnitee.  In any event, the remaining provisions of this Agreement shall remain enforceable to the maximum extent possible.

10.          Contribution.  If the indemnification provided in Section 2 of this Agreement is unavailable, then, in respect of any Proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in the Proceeding), the Company shall contribute to the amount of Expenses and Liabilities as appropriate to reflect:   (i) the relative benefits received by the Company, on the one hand, and Indemnitee, on the other hand, from the transaction from which the Proceeding arose, and (ii) the relative fault of the Company, on the one hand, and of Indemnitee, on the other, in connection with the events which resulted in such Expenses and Liabilities, as well as any other relevant equitable considerations.  The relative fault of the Company, on the one hand, and of Indemnitee, on the other, shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent the circumstances resulting in such Expenses and Liabilities.  The Company agrees that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations described in this Section 10.

11.          Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the Cayman Islands applicable to contracts made and to be performed in such state without giving effect to the principles of conflicts of laws.

12.          Notices.  All notices and other communications under this Agreement shall be in writing and shall be given by personal or courier delivery, confirmed facsimile or telex transmission or first class mail, and shall be deemed to have been duly given upon receipt if personally delivered or delivered by courier, on the date of transmission if transmitted by facsimile or telex, or three days after mailing if mailed, to the addresses set forth below:

If to Indemnitee:

[Name]
[Address]

If to the Company:

AutoChina International Limited
[Address]

or to such other address as either party may designate by notice to the other from time to time.

13.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

14.          Successors and Assigns.  This Agreement shall be binding upon the Company and its successors and assigns, and shall inure to the benefit of Indemnitee and Indemnitee’s spouse, estate, heirs, executors, administrators, personal or legal representatives and assigns.  The Company shall require any successor corporation (whether by merger, consolidation, or otherwise) by written agreement in form and substance satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

15.           Amendment and Waiver.  This Agreement may not be amended except by a writing executed by both the Company and Indemnitee.  No waiver of any provision of this Agreement shall be effective unless in writing and signed by the party to be charged therewith.  A waiver of, or a failure to insist on, complete compliance with any provision of this Agreement shall not be construed as a waiver of a subsequent or different non-compliance, breach or default of that or any other provision of this Agreement.

16.           Acknowledgment.  The Company expressly acknowledges that it has entered into this Agreement and assumed the obligations imposed on the Company under this Agreement in order to induce Indemnitee to serve or to continue to serve as a director and acknowledges that Indemnitee is relying on this Agreement in serving or continuing to serve in such capacity.  The Company further agrees to stipulate in any court proceeding that the Company is bound by all of the provisions of this Agreement.

17.           Period of Limitations.  No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, or Indemnitee’s estate, heirs, executors, administrators or personal or legal representatives after the expiration of two years from the date of accrual of such cause of action, and any claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action, such shorter period shall govern.

18.           Duration of Agreement.  This Agreement shall continue in effect for so long as Indemnitee is subject to any possible Proceeding, regardless of whether Indemnitee continues to serve as an Agent.

19.           Entire Agreement.  This document contains the final, complete and exclusive statement of the agreement between the Company and Indemnitee with respect to the subject matter of this Agreement and supersedes any prior or contemporaneous understandings, agreements, communications, correspondence or representations by or between the parties, whether written or oral, relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in its first paragraph.

AUTOCHINA INTERNATIONAL LIMITED

By:

Indemnitee, _____________

THE COMPANIES LAW

EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

AUTOCHINA INTERNATIONAL LIMITED

1.	The name of the Company is AutoChina International Limited.

2.
The Registered Office of the Company shall be at the Registered Office of ATC Trustees (Cayman) Limited, in George Town, Grand Cayman KY1-1203, Cayman Islands, currently located on the second floor of Cayside, Harbour Drive, P.O. Box 30592.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.
Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of The Companies Law.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.
The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such members shares.

8.	The share capital of the Company is US$51,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of US$0.001 each.

9.	The Company may exercise the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

The Companies Law (Revised)
Company Limited by Shares

THE AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

AUTOCHINA INTERNATIONAL LIMITED
(Adopted by way of a special resolution passed on _______, 2009)

INDEX

SUBJECT	Article No.

Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
Share Rights	8-9
Variation Of Rights	10-11
Shares	12-15
Share Certificates	16-21
[Intentionally Omitted]	22-42
Register Of Members	43-44
Record Dates	45
[Intentionally Omitted]	46-51
Transmission Of Shares	52
[Intentionally Omitted]	53-54
Untraceable Members	55
General Meetings	56-58
Notice Of General Meetings	59-60
Proceedings At General Meetings	61-65
Voting	66, 68-69, 71-77
[Intentionally Omitted]	67-70
Proxies	78-83
Corporations Acting By Representatives	84
No Action By Written Resolutions Of Members	85
Board Of Directors	86
[Intentionally Omitted]	87-88
Disqualification Of Directors	89
Executive Directors	90-91
[Intentionally Omitted]	92-95
Directors Fees and Expenses	96-99
Directors Interests	100
[Intentionally Omitted]	101-103
General Powers Of The Directors	104-109
Borrowing Powers	110-113
Proceedings Of The Directors	114-125
[Intentionally Omitted]	126
Officers	127-130
Register of Directors and Officers	131
Minutes	132
Seal	133
Authentication Of Documents	134-135
Dividends and Other Payments	136-145
Reserves	146
Capitalization	147-148
Subscription Rights Reserve	149
Accounting Records	150-154
Audit	155-157, 159-160

[Intentionally Omitted]	158
Notices	161-163
Signatures	164
Winding Up	165-166
Indemnity	167
Amendment to Memorandum and Articles of Association and Name of Company	168
Information	169

TABLE A

1.           The regulations in Table A in the Schedule to the Companies Law (Revised) do not apply to the Company.

INTERPRETATION

2.           2.1 Certain of the terms contained in these Articles that are listed in the first column of the table below, unless the context otherwise requires, shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

Auditor	the independent auditor of the Company which shall be a firm of independent accountants registered with the Public Company Accounting Oversight Board.

Articles	these Articles in their present form or as supplemented or amended or substituted from time to time.

AutoChina	AutoChina Group Inc

AutoChina Acquisition	the Companys acquisition of all of the outstanding shares of AutoChina from the AutoChina Shareholders pursuant to the Share Exchange Agreement.

AutoChina Shareholders
Honest Best Intl Ltd (FounderCo) and any other registered owner of share capital of AutoChina immediately prior to the consummation of the AutoChina Acquisition and the transactions contemplated by the Share Exchange Agreement.

AutoChina Shareholders
Representative
Yan Wang or such other individual as designated by FounderCo in writing, who has been irrevocably and fully authorized to act on behalf of all of the AutoChina Shareholders with respect to such matters as designated herein.

Board or Directors	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

capital	the share capital from time to time of the Company.

clear days	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

clearing house
a clearing house recognized by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Company	AutoChina International Limited.

Company Shareholders
Representative
shall mean James Sha or such other individual as designated by a majority of the existing shareholders of the Company that were also shareholders of the Company immediately prior to the AutoChina Acquisition, such designation in writing, who has been irrevocably and fully authorized to act on behalf of all of the shareholders of the Company with respect to such matters as designated herein.

competent regulatory authority
a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

debenture	and include debenture stock and debenture stockholder debenture holder respectively.

Designated Stock Exchange	the OTC Bulletin Board or such other exchange or interdealer quotation system upon which the Companys securities are listed or quoted.

dollars and $	dollars, the legal currency of the United States of America.

head office	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

Law	The Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Member	a duly registered holder from time to time of the shares in the capital of the Company.

month	a calendar month.

Notice	written notice unless otherwise specifically stated and as further defined in these Articles.

Office	the registered office of the Company for the time being.

ordinary resolution
a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days Notice has been duly given.

paid up	paid up or credited as paid up.

Register
the principal register and, where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

Registration Office
in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

Seal	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

Secretary	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

Share Exchange Agreement
a Share Exchange Agreement dated February 4, 2009, made by and among Li Yonghui, Yan Wang, FounderCo, AutoChina, Fancy Think Limited, the entities listed on Schedule A6 thereto, and the Company, with respect to the Companys acquisition of 1,000 shares of a nominal or par value of US$0.001 each in the capital of AutoChina from FounderCo.

special resolution
a resolution shall be a special resolution when it has been passed by not less than two-thirds (2/3) of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten (10) clear days Notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) percent in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than ten (10) clear days Notice has been given; a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

Statutes	the Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

year"	a calendar year.

2.2           In these Articles, unless there be something within the subject or context inconsistent with such construction:

  (a)           words importing the singular include the plural and vice versa;

  (b)           words importing a gender include both genders and the neuter;

  (c)           words importing persons include companies, associations and bodies of persons whether corporate or not;

  (d)           the words:

   (i)           may shall be construed as permissive;

   (ii)           shall or will shall be construed as imperative;

  (e)           expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Members election comply with all applicable Statutes, rules and regulations;

  (f)           references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

  (g)           save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

  (h)           references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3.             3.1           The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of $0.001 each.

  3.2           Subject to the Law, the Companys Memorandum and Articles of Association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Law.

  3.3           No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.            The Company may from time to time by ordinary resolution in accordance with the Law alter the conditions of its Memorandum of Association to:

  (a)           increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

  (b)           consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

  (c)           without prejudice to the powers of the Board under Article 12, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words non-voting shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favorable voting rights, must include the words restricted voting or limited voting;

  (d)           sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

  (e)           cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5.            The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Companys benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6.            The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7.            Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and installments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8.            Subject to the provisions of the Law, the rules of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 12 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9.             Subject to the Law, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorized by its Memorandum of Association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable laws.

VARIATION OF RIGHTS

10.           Subject to the Law and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

    (a)           the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;

    (b)           every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

    (c)           any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

11.           The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12.           12.1         Subject to the Law, these Articles (including without limitation the provisions of Article 105) and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

  12.2         Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

  12.3         Subject to the provisions of Article 105, the Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13.           The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14.           Except as required by law, no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15.           Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognize a renunciation thereof by the allottee in favor of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16.           Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

17.           17.1         In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

  17.2         Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18.           Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

19.           Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20.           20.1         Upon every transfer of shares the certificate held by the transferor, if any, shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

  20.2         The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21.           If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

22.           [Intentionally Omitted]

23.           [Intentionally Omitted]

24.           [Intentionally Omitted]

25.           [Intentionally Omitted]

26.           [Intentionally Omitted]

27.           [Intentionally Omitted]

28.           [Intentionally Omitted]

29.           [Intentionally Omitted]

30.           [Intentionally Omitted]

31.           [Intentionally Omitted]

32.           [Intentionally Omitted]

33.           [Intentionally Omitted]

34.           [Intentionally Omitted]

35.           [Intentionally Omitted]

36.           [Intentionally Omitted]

37.           [Intentionally Omitted]

38.           [Intentionally Omitted]

39.           [Intentionally Omitted]

40.           [Intentionally Omitted]

41.           [Intentionally Omitted]

42.           [Intentionally Omitted]

REGISTER OF MEMBERS

43.           43.1        The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

  (a)           the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

  (b)           the date on which each person was entered in the Register; and

  (c)           the date on which any person ceased to be a Member.

  43.2       The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

44.           The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge, at the Office or such other place as determined by the Board. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

45.           For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

  If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

  A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

46.           [Intentionally Omitted]

47.           [Intentionally Omitted]

48.           [Intentionally Omitted]

49.           [Intentionally Omitted]

50.           [Intentionally Omitted]

51.           [Intentionally Omitted]

TRANSMISSION OF SHARES

52.           If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognized by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53.           [Intentionally Omitted]

54.           [Intentionally Omitted]

UNTRACEABLE MEMBERS

55.           55.1         Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending checks for dividend entitlements or dividend warrants after the first occasion on which such a check or warrant is returned undelivered.

  55.2         The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

    (a)           all checks or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorized by the Articles of the Company have remained uncashed;

    (b)           so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

    (c)           the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

    For the purpose of the foregoing, the relevant period means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

  55.3         To give effect to any such sale the Board may authorize some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56.           An annual general meeting of the Company shall be held in each year other than the year of the Companys incorporation at such time and place as may be determined by the Board.

57.           Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the Board.

58.           Only a majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

NOTICE OF GENERAL MEETINGS

59.           59.1         An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

    (a)           in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

    (b)           in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent (95%) in nominal value of the issued shares giving that right.

  59.2         The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

60.           The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61.           61.1         All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

    (a)           the declaration and sanctioning of dividends;

    (b)           consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

    (c)           the election of Directors;

    (d)           appointment of Auditors (where special notice of the intention for such appointment is not required by the Law) and other officers;

    (e)           the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

    (f)           the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 percent (20%) in nominal value of its existing issued share capital; and

    (g)           the granting of any mandate or authority to the Directors to repurchase securities of the Company.

  61.2         No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

62.           If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63.           The chairman of the Company shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

64.           The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65.           If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

66.           Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorized representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. A resolution put to the vote of a meeting shall be decided by a poll.

67.           [Intentionally Omitted]

68.           If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange.

69.           A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

70.           [Intentionally Omitted]

71.           Votes may be given either personally or by proxy.

72.           A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

73.           All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

74.           Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

75.           75.1         A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, by his receiver, committee, curator horns or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

  75.2         Any person entitled under Article 53 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

76.           No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered.

77.           If:

    (a)           any objection shall be raised to the qualification of any voter; or

    (b)           any votes have been counted which ought not to have been counted or which might have been rejected; or

    (c)           any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

78.           Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

79.           The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

80.           The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

81.           Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

82.           A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

83.           Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

84.           84.1         Any corporation which is a Member may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorized shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorized is present thereat.

  84.2         If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorize such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorization shall specify the number and class of shares in respect of which each such representative is so authorized. Each person so authorized under the provisions of this Article shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

  84.3         Any reference in these Articles to a duly authorized representative of a Member being a corporation shall mean a representative authorized under the provisions of this Article.

ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

85.           A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Articles, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a special resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date.  Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members.

BOARD OF DIRECTORS

86.           86.1         At all times prior to December 31, 2011 (the Concerned Period), unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2) and not more than seven (7). Following the Concerned Period, the number of Directors shall be such number as determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and shall hold office until their successors are elected or appointed.

  86.2         Subject to the Articles and the Law, during the Concerned Period, the Directors shall consist of two (2) persons nominated by the AutoChina Shareholders Representative, two (2) persons nominated by the Company Shareholders Representative and three (3) persons as independent non-executive directors (the Independent Non-Executive Directors), provided that the Independent Non-Executive Director candidates who are actually nominated shall be mutually agreed upon by the AutoChina Shareholders Representative and the Company Shareholders Representative.

  86.3         Subject to the provisions of Article 86.2, the Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

  86.4         No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

  86.5         Subject to any provision to the contrary in these Articles, a Director may be removed by way of (i) an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement), or (ii) a two-thirds vote of the Board of Directors if such removal is for cause at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

  86.6         Subject to the provisions of Article 86.2, a vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

  86.7         [Intentionally Omitted]

  86.8         [Intentionally Omitted]

87.           [Intentionally Omitted]

88.           [Intentionally Omitted]

DISQUALIFICATION OF DIRECTORS

89.           The office of a Director shall be vacated if the Director:

  89.1         resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

  89.2         becomes of unsound mind or dies;

  89.3         without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

  89.4         becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

  89.5         is prohibited by law from being a Director; or

  89.6         ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

90.           The Board may from time to time appoint any one or more of its body to hold any employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

91.           Notwithstanding Articles 96, 97, 98 and 99, an executive director appointed to an office under Article 90 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

92.           [Intentionally Omitted]

93.           [Intentionally Omitted]

94.           [Intentionally Omitted)

95.           [Intentionally Omitted]

DIRECTORS FEES AND EXPENSES

96.           The Directors shall receive such remuneration as the Board may from time to time determine. The ordinary remuneration of the Directors shall from time to time be determined by the Board and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day.

97.           Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

98.           Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

99.           The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS' INTERESTS

100.         100.1       No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Directors or officers votes are counted for such purpose, if:

    (a)           The material facts as to the Directors or officers relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

    (b)           The material facts as to the Directors or officers relationship or interest and as to the contract or transaction are disclosed or are known to the Shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Shareholders; or

    (c)           The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the Shareholders.

  100.2       Common or interested Directors may be counted in determining the presence of a quorum and may vote at a meeting of the Board or of a committee which authorizes the contract or transaction.

101.         [Intentionally Omitted]

102.         [Intentionally Omitted]

103.         [Intentionally Omitted]

GENERAL POWERS OF THE DIRECTORS

104.         104.1       Subject to the provisions of Article 105, the business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

  104.2       Subject to the provisions of Article 105, without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

    (a)           To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

    (b)           To give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

    (c)           To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

105.         No director, officer, committee member, employee, agent of the Company or any Group Company (hereinafter, as defined in the Share Exchange Agreement) or any of their respective delegates shall, without a resolution of the board of directors approved with the affirmative consent or approval of (i) at least six (6) members of the Board or (ii) in the event there are less than six (6) members of the Board then in office, all of the members of the Board then in office, take, nor shall they cause or permit the Company or any Group Company to take, any of the following actions (whether in a single transaction or a series of related transactions):

  105.1       the authorization, creation or issuance of any equity or debt securities, warrants, options or other rights to acquire shares of the Company or any Group Company, other than grants of securities, stock options or warrants to directors or employees of the Company or any Group Company pursuant to the Equity Incentive Plan (hereinafter, as defined in the Share Exchange Agreement) and the issuance of shares upon the exercise of such options or warrants;

  105.2       the declaration or payment of a distribution or dividend with respect to any of the shares in the Company or any Group Company, including, without limitation, the repurchase or redemption of any such shares or equity interest (or any warrants, options or other rights to acquire any such shares or equity interest);

  105.3       the merger, amalgamation or consolidation of the Company or any Group Company with any person or any transaction in which the Company or any Group Company immediately before such transaction together with their affiliates do not own or control at least a majority of the voting power of the surviving entity immediately after such transaction (excluding any transaction effected solely for tax purposes or to change the Companys or any Group Companys domicile);

  105.4       the sale, lease, exchange, transfer, contribution, mortgage, pledge, encumbrance or other disposition of all or substantially all of the Assets (hereinafter, as defined in the Share Exchange Agreement) and Properties (hereinafter, as defined in the Share Exchange Agreement) of the Company or any Group Company (other than mortgages of Assets and Properties to banks to secure loans in the ordinary course of business consistent with past practice and sound business practice), or the purchase or other acquisition by the Company or any Group Company (whether individually or collectively) of all or substantially all of the Assets and Properties of another Person (hereinafter, as defined in the Share Exchange Agreement) (except for such purchase or acquisition within the amount set forth in the annual business plan approved by the Board);

  105.5       the making of any joint venture or partnership arrangement, or the formation of any subsidiary, each involving capital commitment of RMB5,000,000 or more (except for such joint venture or partnership arrangement made or any subsidiary formed involving capital commitment within the amount set forth in the annual business plan approved by the Board), or any voluntary dissolution, winding-up, liquidation of any subsidiary;

  105.6       the reduction of the authorized share capital or the registered capital, as the case may be, of the Company or any Group Company;

  105.7       the effectuation of any recapitalization, reclassification, reorganization, split-off, spin-off, or filing for bankruptcy with respect to the Company or any Group Company;

  105.8       the approval or material amendment of the annual budget, business plan, or operating plan (including any capital expenditure budget, operating budget and financial plan) of the Company or any Group Company;

  105.9       the incurrence of any indebtedness for borrowed money or the issuance, assumption, guarantee or creation of any liability for borrowed money, the aggregate outstanding amount of which at any given time equal to RMB5,000,000 or more unless such liability is incurred pursuant to the then current business plan;

  105.10     any change in the size or composition of the Board or any Group Company or any committee thereof;

  105.11     any material amendment to the terms of the Share Exchange Agreement, the Registration Rights Agreement (hereinafter, as defined in the Share Exchange Agreement), any executive employment agreement or any indemnification agreement; or

  105.12     any material amendment to the Corporate Governance Rules (as defined below) then in effect.

106.         The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorized under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Companys Seal.

107.         The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

108.         All checks, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Companys banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

109.         109.1       The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Companys moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

  109.2       The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

110.         Subject to the provisions of Article 105, the Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

111.         Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

112.         Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

113.         113.1       Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

  113.2       The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

114.         The Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall not have an additional or casting vote and the resolution shall fail.

115.         A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

116.         116.1       The quorum necessary for the transaction of the business of the Board shall be equal to a majority of the Board.

  116.2       Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

  116.3       Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

117.         The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board, however, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

118.         The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

119.         A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

120.         120.1       Subject to the provisions of Article 105, The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

  120.2       All acts done by any such committee in conformity with such regulations, and in fulfillment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

121.         The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

122.         A resolution in writing signed by all the Directors shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

123.         All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

124.         The Board shall establish an audit committee, a nomination committee and a compensation committee.  During the Concerned Period, each such committee shall consist of two (2) members, one being an Independent Non-Executive Director nominated to such committee based on the recommendation of the AutoChina Shareholders Representative and the other being an Independent Non-Executive Director nominated to such committee based on the recommendation of the Company Shareholders Representative.  In any event that the two (2) members in any such committee fail to reach a consensus with respect to any matter, such matter shall be submitted to and decided by the Board by a resolution of the board of directors approved with the affirmative consent or approval of (i) at least six (6) members of the Board or (ii) in the event there are less than six (6) members of the Board then in office, all of the members of the Board then in office.

125.         The Company and each Director shall fully comply with, and shall cause to be complied with, the code of business conduct, the insider trading policy, the related party transaction procedures, the anti-corruption manual, the audit committee charter, the compensation committee charter and the nomination committee charter and other corporate governance policies, procedures, rules and requirements of the Company adopted or to be adopted from time to time by the Board (collectively, the Corporate Governance Rules).

126.         [Intentionally Omitted]

OFFICERS

127.         127.1       The officers of the Company shall consist of the Chairman of the Board and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Law and these Articles.

  127.2       The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

  127.3       The officers shall receive such remuneration as the Directors may from time to time determine.

128.          128.1      The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

  128.2       The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Law or these Articles or as may be prescribed by the Board.

129.         The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

130.         A provision of the Law or of these Articles requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

131.         The Company shall cause to be kept in one or more books at its Office a Register of Directors and officers in which there shall be entered the full names and addresses of the Directors and officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and officers as required by the Law.

MINUTES

132.         132.1       The Board shall cause minutes to be duly entered in books provided for the purpose:

    (a)           of all elections and appointments of officers;

    (b)           of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

    (c)           of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

  132.2       Minutes shall be kept by the Secretary at the Office.

SEAL

133.         133.1       The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word Securities on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorized by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by any officer of the Company, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

  Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

  133.2       Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorized agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

134.         Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favor of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

135.         135.1       The Company shall be entitled to destroy the following documents at the following times

    (a)           any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

    (b)           any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two  (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

    (c)           any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

    (d)           any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

    (e)           copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

    and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company.  Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

  135.2       Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

136.         Subject to the Law, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

137.         Dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Law.

138.         Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

  (a)           all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid; and

  (b)           all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

139.         The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

140.         The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company.

141.         No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

142.         Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

143.         All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

144.         Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

145.         145.1       Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

    (a)           that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

   (i)           the basis of any such allotment shall be determined by the Board;

   (ii)          the Board, after determining the basis of allotment, shall give not less than ten (10) days Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

   (iii)         the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

   (iv)         the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the non-elected shares) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

  (b)           that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply;

   (i)           the basis of any such allotment shall be determined by the Board;

   (ii)          the Board, after determining the basis of allotment, shall give not less than ten (10) days Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

   (iii)         the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

   (iv)         the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (the elected shares) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalize and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

145.2          (a)           The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

    (b)           The Board may do all acts and things considered necessary or expedient to give effect to any capitalization pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in pant, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorize any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

  145.3       The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

  145.4       The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (I) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

  145.5       Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalization issues, distributions of realized capital profits or offers or grants made by the Company to the Members.

RESERVES

146.         146.1       The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Law. The Company shall at all times comply with the provisions of the Law in relation to the share premium account.

  146.2       Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

147.         The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealized profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

148.         The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorize any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

149.         The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Law:

  149.1       If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

    (a)           as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the Subscription Rights Reserve) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalized and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

    (b)           the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

    (c)           upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

     (i)           the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

     (ii)           the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalized and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

    (d)           if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

  149.2       Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

  149.3       The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

  149.4       A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

150.         The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Law or necessary to give a true and fair view of the Companys affairs and to explain its transactions.

151.         The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorized by the Board or the Company in general meeting.

152.         Subject to the provisions of Article 153, a printed copy of the Directors report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

153.         Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 152 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Companys annual accounts and the directors report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Companys annual financial statement and the directors report thereon.

154.         The requirement to send to a person referred to in Article 152 the documents referred to in that article or a summary financial report in accordance with Article 153 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 152 and, if applicable, a summary financial report complying with Article 153, on the Companys computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Companys obligation to send to him a copy of such documents.

AUDIT

155.         Subject to applicable law and rules of the Designated Stock Exchange:

  155.1       At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor.  Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

  155.2       A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor.

  155.3       The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

156.         Subject to the Law the accounts of the Company shall be audited at least once in every year.

157.         The remuneration of the Auditor shall be fixed by the Board.

158.         If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

159.         The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

160.         The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

161.         Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Companys website and giving to the member a notice stating that the notice or other document is available there (a notice of availability). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

162.         Any Notice or other document:

    (a)           if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof,

    (b)           if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Companys website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member; and

    (c)           if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant dispatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, dispatch or transmission shall be conclusive evidence thereof.

163.         163.1       Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

  163.2       A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

  163.3       Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

164.         For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorized representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

165.         The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up. A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

166.         166.1       Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

  166.2       If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

  166.3       In the event of winding-up of the Company in the Peoples Republic of China, every Member of the Company who is not for the time being in the Peoples Republic of China shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in the Peoples Republic of China and stating that persons full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

167.         167.1       The Directors, Secretary and other officers and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

  167.2       Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

168.         No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by an ordinary resolution of the Members. An ordinary resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

169.         No Member shall be entitled to require discovery of or any information respecting any detail of the Companys trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

SCHEDULE P

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is entered into as of ___________ __, 2009, among the following persons:

(A)          AUTOCHINA INTERNATIONAL LIMITED F/K/A SPRING CREEK ACQUISITION CORP., a corporation duly organized and existing under the laws of the Cayman Islands (the “Company”); and

(B)           HONEST BEST INT’L LTD, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”).

RECITALS

WHEREAS, the Company desires to purchase all of FounderCo’s ownership of capital stock of AutoChina (as defined in the Share Exchange Agreement), in consideration for certain Ordinary Shares of the Company, US$0.001 par value with the rights, privileges, restrictions and conditions set out in the New SCAC Articles (as defined in the Share Exchange Agreement) (the “Ordinary Shares”), on the terms and conditions set forth in that certain Share Exchange Agreement, dated _________ __, 2009 by and among the Company, FounderCo, AutoChina, and certain other parties (the “Share Exchange Agreement”); and

WHEREAS, the Share Exchange Agreement provides that the execution and delivery of this Agreement by each of the Company and FounderCo shall be a condition precedent to the consummation of the transactions contemplated in the Share Exchange Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, the Parties hereto agree as follows:

AGREEMENT

1.            DEFINITIONS.

1.1           Certain Defined Terms.  As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” shall have the meaning set forth in the Share Exchange Agreement.

“Board” shall have the meaning set forth in the Share Exchange Agreement.

“Business Day” or “business day” shall have the meaning set forth in the Share Exchange Agreement.

“Closing Date” shall have the meaning set forth in the Share Exchange Agreement.

“Person” or “person” shall have the meaning set forth in the Share Exchange Agreement.

“PRC” shall have the meaning set forth in the Share Exchange Agreement.

“Securities Act” shall have the meaning set forth in the Share Exchange Agreement.

“Subsidiary” or “subsidiary” shall have the meaning set forth in the Share Exchange Agreement.

2.            REGISTRATION RIGHTS.

2.1          Applicability of Rights.  Subject to Section 5.09 of the Share Exchange Agreement, the Holders shall be entitled to the following rights with respect to any potential public offering of the Company’s Ordinary Shares in the United States and shall be entitled to reasonably analogous or equivalent rights with respect to any other offering of the Company's securities in any other jurisdiction in which the Company undertakes to publicly offer or list such securities for trading on a recognized securities exchange.

2.2          Definitions.  For purposes of this Section 2:

(a)           Exchange Act.  The term “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and any successor statute.

(b)           Form F-3.  The term “Form F-3” shall mean such respective form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(c)           Form S-3.  The term “Form S-3” shall mean such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(d)           Holder.  For purposes of this Section 2, the term “Holder” shall mean any person owning or having the rights to acquire Registrable Securities or any permitted assignee of record of such Registrable Securities to whom rights under this Section 2 have been duly assigned in accordance with this Agreement.

(e)           Registration.  The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement which is in a form which complies with, and is declared effective by the SEC (as defined below) in accordance with, the Securities Act.

(f)           Registrable Securities.  The term “Registrable Securities” shall mean: (1) any Ordinary Shares of the Company issued to FounderCo under the Share Exchange Agreement; (2) any Ordinary Shares of the Company issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued) as a dividend or other distribution with respect to, or in exchange for or in replacement of, any Ordinary Shares described in clause (1) of this subsection (f); and (3) any securities issued or issuable upon any stock split, combination, recapitalization or similar event with respect to any Ordinary Shares described in clause (1) and (2) of this subsection (f).  Notwithstanding the foregoing, “Registrable Securities” shall exclude any Registrable Securities sold by a person in a transaction in which rights under this Section 2 are not assigned in accordance with this Agreement, and any Registrable Securities which are sold in a registered public offering under the Securities Act or analogous statute of another jurisdiction, or sold pursuant to Rule 144, Regulation S or another exemption from registration under the Securities Act or analogous rule of another jurisdiction.

(g)           Registrable Securities Then Outstanding.  The number of shares of “Registrable Securities then outstanding” shall mean the number of Ordinary Shares of the Company that are Registrable Securities and are then issued and outstanding.

(h)           Registration Expenses.  The term “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 2.3, 2.4, or 2.5 hereof, including, without limitation, all registration and filing fees, printing expenses, fees, and disbursements of counsel for the Company, reasonable fees and disbursements of counsel for the Holders, Blue Sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

(i)            SEC.  The term “SEC” or “Commission” shall mean the U.S. Securities and Exchange Commission.

(j)            Selling Expenses.  The term “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to Sections 2.3, 2.4, or 2.5 hereof.

(k)           For purposes of this Agreement, reference to registration of securities under the Securities Act and the Exchange Act shall be deemed to mean the equivalent registration in a jurisdiction other than the United States as designated by such Holders, it being understood and agreed that in each such case all references in this Agreement to the Securities Act, the Exchange Act and rules, forms of registration statements and registration of securities thereunder, U.S. law and the SEC, shall be deemed to refer, to the equivalent statutes, rules, forms of registration statements, registration of securities and laws of and equivalent government authority in the applicable non-U.S. jurisdiction.

2.3          Demand Registration.

(a)           Request by Holders.  If the Company shall, at any time after six (6) months following the date hereof, receive a written request from the Holders of at least fifty percent (50%) of the Registrable Securities then outstanding that the Company file a registration statement under the Securities Act covering the registration of no less than fifty percent (50%) of such Holders’ Registrable Securities pursuant to this Section 2.3 (or a lesser percentage if the anticipated gross proceeds from the offering shall exceed US$15,000,000), then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request (“Request Notice”) to all Holders, and use commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered and included in such registration by written notice given by such Holders to the Company within twenty (20) days after receipt of the Request Notice, subject only to the limitations of this Section 2.3; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to this Section 2.3 or Section 2.5 or in which the Holders had an opportunity to participate pursuant to the provisions of Section 2.4, other than a registration from which the Registrable Securities of the Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration) pursuant to the provisions of Section 2.4(a).

(b)           Underwriting.  If the Holders initiating the registration request under this Section 2.3 (the “Initiating Holders”) intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 2.3 and the Company shall include such information in the Request Notice.  In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein.  All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company.  Notwithstanding any other provision of this Section 2.3, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities are first entirely excluded from the underwriting and registration including, without limitation, all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company or any subsidiary of the Company; provided further, that at least twenty percent (20%) of shares of Registrable Securities requested by the Holders to be included in such underwriting and registration shall be so included.  If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c)           Maximum Number of Demand Registrations.  The Company shall not be obligated to effect more than one (1) such demand registrations pursuant to this Section 2.3.

(d)           Deferral.  Notwithstanding the foregoing, if the Company shall furnish to Holders requesting registration pursuant to this Section 2.3, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed at such time, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period.

2.4          Piggyback Registrations.

(a)           The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 2.3 or Section 2.5 of this Agreement or to any employee benefit plan or a corporate reorganization or other Rule 145 transaction, an offer and sale of debt securities, or a registration on any registration form that does not permit secondary sales), and shall afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder.  Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall within twenty (20) days after receipt of the above described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement.  If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(b)           Underwriting.  If a registration statement under which the Company gives notice under this Section 2.4 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities.  In such event, the right of any such Holder's Registrable Securities to be included in a registration pursuant to this Section 2.4 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein.  All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting.  Notwithstanding any other provision of this Agreement but subject to the Section 5.09 of the Share Exchange Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of shares of Registrable Securities then held by each such Holder, and third, to holders of other securities of the Company; provided, however, that the right of the underwriter(s) to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that (i) the number of Registrable Securities included in any such registration is not reduced below thirty percent (30%) of the aggregate number of shares of Registrable Securities for which inclusion has been requested; and (ii) all shares that are not Registrable Securities and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any subsidiary of the Company) shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded unless otherwise approved by the majority of the Holders of the Registrable Securities in writing.  If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c)           Limit on Piggyback Registration.  There shall be no limit on the number of times the Holders may request the inclusion of Registrable Securities in a Company-initiated registration under this Section 2.4; provided that the Company has no obligation to initiate any such registration.

(d)           Right to Terminate Registration.  The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.4 prior to the effectiveness of such registration whether or not any Holder has requested to include securities in such registration.  The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 2.6 hereof.

2.5          Form F-3 and Form S-3 Registration.  In case the Company shall receive from any Holder or Holders of a majority of all Registrable Securities then outstanding a written request or requests that the Company effect a registration on Form F-3 or Form S-3 (or an equivalent registration in a jurisdiction outside of the United States) and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, then the Company will:

(a)           Notice.  Promptly give written notice of the proposed registration and the Holder's or Holders’ request therefor, and any related qualification or compliance, to all other Holders of Registrable Securities; and

(b)           Registration.  As soon as practicable, use its commercially reasonable efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice contemplated by Section 2.5(a); provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.5:

(i)            if Form F-3 or Form S-3 is not available for such offering by the Holders;

(ii)           if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than US$2,000,000;

(iii)          if the Company shall furnish to the Holders a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such Form F-3 or Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 or Form S-3 registration statement no more than once during any twelve (12) month period for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this Section 2.5; provided that the Company shall not register any of its other shares during such ninety (90) day period;

(iv)          if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration) pursuant to the provisions of Section 2.4(b); or

(v)           in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c)          Limit on Form F-3 or Form S-3 Registration.  Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 2.5; provided that the Company shall not be required to file more than one (1) Form F-3 or Form S-3 registration statements in any twelve (12) month period.

(d)          Underwriting.  If the Holders of Registrable Securities requesting registration under this Section 2.5 intend to distribute the Registrable Securities covered by their request by means of an underwriting, the provisions of Section 2.3(b) shall apply to such registration.

2.6          Expenses.  All Registration Expenses incurred in connection with any registration pursuant to Sections 2.3, 2.4, or 2.5 (but excluding Selling Expenses and expenses for the special counsel of the selling Holders which are not included in the Registration Expenses) shall be borne by the Company.  Each Holder participating in a registration pursuant to Sections 2.3, 2.4, or 2.5 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all Selling Expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Holders.

2.7          Obligations of the Company.  Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

(a)           Registration Statement.  Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, in the case of Registrable Securities registered under Form F-3 or Form S-3 in accordance with Rule 415 under the Securities Act or a successor rule, for a period of up to ninety (90) days; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period any Holder refrains from selling any securities included in such registration at the request of the underwriter(s), and (ii) in the case of any registration of Registrable Securities on Form F-3 or Form S-3 which are intended to be offered on a continuous or delayed basis, such ninety (90) day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold.

(b)           Amendments and Supplements.  Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(c)           Prospectuses.  Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

(d)           Blue Sky.  Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

(e)           Underwriting.  In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering.

(f)           Notification.  Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of (i) the issuance of any stop order by the SEC in respect of such registration statement, or (ii) the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g)           Listing.  Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

(h)           CUSIP Number.  Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

(i)           Opinion and Comfort Letter.  Furnish, at the request of any Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and (ii) letters dated as of (x) the effective date of the registration statement covering such Registrable Securities and (y) the closing date of the offering from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any.

2.8          Furnish Information.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2.3, 2.4, or 2.5 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to timely effect the Registration of their Registrable Securities.

2.9          Indemnification.  In the event any Registrable Securities are included in a registration statement under Sections 2.3, 2.4, or 2.5:

(a)           By the Company.  To the extent permitted by law, the Company will indemnify and hold harmless each Holder, its partners, officers, directors, legal counsel, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act, or applicable securities law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”):

(i)           any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(ii)           the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(iii)          any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any United States federal or state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any United States federal or any applicable securities laws in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, its partner, officer, director, legal counsel, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subSection 2.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, or any partner, officer, director, legal counsel, underwriter or controlling person of such Holder.

(b)           By Selling Holders.  To the extent permitted by law, each selling Holder will, if Registrable Securities held by Holder are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors, officers, legal counsel or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, legal counsel, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other applicable securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided, further, that in no event shall any indemnity under this Section 2.9(b) exceed the net proceeds received by such Holder in the registered offering out of which the applicable Violation arises.

(c)           Notice.  Promptly after receipt by an indemnified party under this Section 2.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section 2.9 to the extent the indemnifying party is prejudiced as a result thereof, but the omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.9.

(d)           Contribution.  In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any indemnified party makes a claim for indemnification pursuant to this Section 2.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 2.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any indemnified party in circumstances for which indemnification is provided under this Section 2.9; then, and in each such case, the indemnified party and the indemnifying party will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that a Holder (together with its related persons) is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion.  The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case: (A) no Holder will be required to contribute any amount in excess of the net proceeds to such Holder from the sale of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e)           Survival; Consents to Judgments and Settlements.  The obligations of the Company and Holders under this Section 2.9 shall survive the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.  No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

2.10       Termination of the Company’s Obligations.  The Company’s obligations under Sections 2.3, 2.4, or 2.5 with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Sections 2.3, 2.4, or 2.5 shall terminate on the earlier of the (i) third (3rd) anniversary of the Closing Date, or (ii) date in which all of the Registrable Securities may be sold by the Holders without registration pursuant to Rule 144 or 144A.

2.11       Rule 144 Reporting.  With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration or pursuant to a registration on Form F-3 or Form S-3, after such time as a public market exists for the Ordinary Shares, the Company agrees to:

(a)           Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(b)           File with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(c)           So long as a Holder owns any Registrable Securities, to furnish to such Holder forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or its qualification as a registrant whose securities may be resold pursuant to Form F-3 or Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form F-3 or Form S-3.

3.           MISCELLANEOUS.

3.1          Amendment.  This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties.

3.2          Headings. The headings contained in the Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of the Agreement.

3.3          Severability.  If any term or other provision of the Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of the Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify the Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

3.4          Entire Agreement.  The Agreement constitutes the entire agreement and supersede all prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

3.5          Assignment of Registration Rights.  A Holder may assign its rights under the Agreement to a transferee or assignee of such securities with the prior written consent of the Company, provided that: (a) the Company is furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of the Agreement.

3.6          Arbitration.

(a)           Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved in accordance with this Section 3.6.  Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be initially be resolved through consultation.  Such consultation shall begin immediately after one Party hereto has delivered to the other Parties hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be resolved by arbitration.

(b)           The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  Each of the Company and FounderCo shall each select one (1) arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  The Chairman of the Centre shall act as the third arbitrator.  If the Parties to the dispute do not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)           The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the UNCITRAL Arbitration Rules in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 3.6 including the provisions concerning the appointment of arbitrators, the provisions of this Section 3.6 shall prevail.

(d)           The arbitrators shall decide any dispute submitted by the Parties to the arbitration strictly in accordance with the substantive law of the State of New York and shall not apply any other substantive law, except to the extent required by the terms of the Agreement.

(e)           Each Party hereto shall cooperate with the others in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)            The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and any Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)           Each Party shall cooperate and use their respective best efforts to take all actions reasonably required to facilitate the prompt enforcement in the PRC or in any other jurisdiction of any arbitration award made by the tribunal.

(h)           A Party shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

3.7          Waiver of Immunity.  To the extent that each of the Parties (including its \assignees of any such rights or obligations hereunder) may be entitled, in any jurisdiction, to claim for itself (or himself or herself) or its revenues or Assets and Properties, immunity from service of process, suit, the jurisdiction of any court, an interlocutory order or injunction or the enforcement of the same against its property in such court, attachment prior to judgment, attachment in aid of execution of an arbitral award or judgment (interlocutory or final) or any other legal process, and to the extent that, in any such jurisdiction there may be attributed such immunity (whether claimed or not), such Party hereby irrevocably waive such immunity.

3.8          Governing Law.  The Agreement shall be governed by, and construed in accordance with, the law of the state of New York.

3.9          Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year herein above first written.

THE COMPANY:

SPRING CREEK ACQUISITION CORP.

Name:
Title:

FOUNDERCO:

HONEST BEST INT’L LTD

Name: Wang Yan
Title: Director

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

SCHEDULE Q

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made as of ______ __, 2009, by and among HONEST BEST INT’L LTD, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”) and SPRING CREEK ACQUISITION CORP., (“SCAC,” which will be renamed as AutoChina International Limited effective as of the date hereof), a company incorporated and existing under the laws of the Cayman Islands.

RECITALS

A.           SCAC, AutoChina, FounderCo, and certain other parties entered into a Share Exchange Agreement dated __________ __, 2009(the “Share Exchange Agreement”), pursuant to which SCAC will, at the closing of the Share Exchange Agreement, acquire from each AutoChina Shareholder all the shares it holds in AutoChina, and as a part of consideration for such acquisition, issue to each AutoChina Shareholder a certain number of SCAC Ordinary Shares.  Unless otherwise defined herein, terms defined in the Share Exchange Agreement shall have the same meaning where used in this Agreement.

B.           The obligations of SCAC under the Share Exchange Agreement are conditioned, among other things, upon the execution and delivery of this Agreement by FounderCo.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein, the parties hereto agree as follows:

1.           Agreement to Vote.  FounderCo hereby agrees, on behalf of itself and, subject to Section 11(b) below, on behalf of any transferee or assignee of any such SCAC Ordinary Shares owned or to be owned by it, to hold all such SCAC Ordinary Shares registered in its name subject to, and to vote such SCAC Ordinary Shares at regular or special meetings of shareholders and to give its written consent with respect to such SCAC Ordinary Shares in accordance with, the provisions of this Agreement.

2.           Board Size and Composition.  FounderCo shall vote at regular or special meetings of shareholders, and to give its written consent with respect to, such SCAC Ordinary Shares that it owns (or as to which it has voting power) to ensure that the size of the board of directors of SCAC (the “Board”) and the board of directors of AutoChina shall, during a period commencing from the date hereof and ending December 31, 2011(the “Concerned Period”), be set and remain at seven (7) directors, including two (2) persons nominated by the AutoChina Shareholders’ Representative, two (2) persons nominated by the SCAC Shareholders’ Representative and three (3) persons as independent non-executive directors, provided that, the three (3) independent non-executive director candidates who are actually nominated shall be mutually agreed upon by the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative.

3.           Election of Directors.

(a)         Election of Non-Independent Directors.  During the Concerned Period, FounderCo shall vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect two (2) persons nominated by the AutoChina Shareholders’ Representative and two (2) persons nominated by the SCAC Shareholders’ Representative.  Directors nominated by the AutoChina Shareholders’ Representative and by the SCAC Shareholders’ Representative are referred hereinafter as the “AutoChina Nominated Directors” and the “SCAC Nominated Directors,” respectively.

(b)           Election of Independent Non-executive Directors.  During the Concerned Period, FounderCo shall vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect three (3) individuals nominated in accordance with Section 2 above to the Board as independent non-executive directors or otherwise ensure that the Board, at all times during the Concerned Period, includes three (3) independent non-executive directors nominated in accordance with Section 2 above.  The independent non-executive directors nominated in accordance with Section 2 above based on the mutual agreement of the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative are referred to hereinafter as the “Independent Non-Executive Directors.”

4.            Removal; Filling of Vacancies.

(a)           Vacancies of Directors Nominated by AutoChina Shareholders’ Representative.  Within the Concerned Period, upon request by the AutoChina Shareholders’ Representative, FounderCo shall vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to remove from the Board any AutoChina Nominated Directors.  Subject to the satisfaction of the requirements under Section 2 of this Agreement, FounderCo further agrees to vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect an individual nominated or recommended (as the case may be) by the AutoChina Shareholders’ Representative to fill any vacancy created by such removal.  In the event of the resignation, death or disqualification of a AutoChina Nominated Director, the AutoChina Shareholders’ Representative shall promptly nominate or, as the case may be, recommend for nomination, a new director candidate in accordance with Section 2, and FounderCo shall, subject to the satisfaction of the requirements under Section 2 of this Agreement, promptly vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect such nominee to the Board.  Upon the written request of the AutoChina Shareholders’ Representative, and without limiting the generality of Section 7, SCAC shall use commercially reasonable efforts to cause, as promptly as is possible and in compliance with the Current Articles, either a meeting of shareholders to be held or a written consent of shareholders to be circulated, in each case submitting to the vote or written consent of shareholders, respectively, the proposed removal of such director and/or election of a substitute director in lieu thereof in accordance with this Agreement.

(b)           Vacancies of Directors Nominated by SCAC Shareholders’ Representative.  During the Concerned Period, upon request by the SCAC Shareholders’ Representative, FounderCo shall vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to remove from the Board any SCAC Nominated Directors selected by the SCAC Shareholders’ Representative for such removal.  Subject to the satisfaction of the requirements under Section 2 of this Agreement, FounderCo further agrees to vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect an individual nominated or recommended (as the case may be) by the SCAC Shareholders’ Representative to fill any vacancy created by such removal.  In the event of the resignation, death or disqualification of a SCAC Nominated Director, the SCAC Shareholders’ Representative shall promptly nominate, or as the case may be, recommend for nomination, a new director candidate in accordance with Section 2, and subject to the satisfaction of the requirements under Section 2 of this Agreement, FounderCo shall promptly vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect such nominee to the Board.  Upon the written request of the SCAC Shareholders’ Representative, and without limiting the generality of Section 7, SCAC shall use commercially reasonable efforts to cause, as promptly as is possible and in compliance with the Current Articles, either a meeting of shareholders to be held or a written consent of shareholders to be circulated, in each case submitting to the vote or written consent of shareholders, respectively, the proposed removal of such director and/or election of a substitute director in lieu thereof in accordance with this Agreement.

(c)           Vacancies of Directors Nominated by the Mutual Agreement of the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative.  During the Concerned Period, upon a request from each of the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative, FounderCo shall vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to remove from the Board any Independent Non-Executive Directors selected by each of the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative for such removal.  Subject to the satisfaction of the requirements under Section 2 of this Agreement, FounderCo further agrees to vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect an individual nominated or recommended (as the case may be) based on the mutual agreement of the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative to fill any vacancy created by such removal.  In the event of the resignation, death or disqualification of a Independent Non-Executive Director, the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative shall promptly nominate, or as the case may be, recommend for nomination, a new director candidate in accordance with Section 2, and subject to the satisfaction of the requirements under Section 2 of this Agreement, FounderCo shall promptly vote at regular or special meetings of shareholders and give its written consent with respect to, all the SCAC Ordinary Shares then owned by it (or as to which it then has voting power) to elect such nominee to the Board.  Upon the written request of each of the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative, and without limiting the generality of Section 7, SCAC shall use commercially reasonable efforts to cause, as promptly as is possible and in compliance with the Current Articles, either a meeting of shareholders to be held or a written consent of shareholders to be circulated, in each case submitting to the vote or written consent of shareholders, respectively, the proposed removal of such director and/or election of a substitute director in lieu thereof in accordance with this Agreement.

5.           Grant of Proxy.  Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable during the term of this Agreement.

6.           Specific Enforcement.  Each party hereto agrees that its obligations hereunder are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages.  Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

7.           Covenants of SCAC.  SCAC agrees to use commercially reasonable efforts to ensure that the rights granted hereunder are effective and that the parties hereto enjoy the benefits thereof.  Such actions include, without limitation, the use of SCAC’s commercially reasonable efforts to cause the nomination and election of the directors as provided above, by causing a meeting of shareholders to be held or by causing a written consent of shareholders to be circulated.  SCAC will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by SCAC, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all such actions as may be necessary, appropriate or reasonably requested by the holders of a majority of the outstanding voting securities held by the parties hereto assuming conversion of all outstanding securities in order to protect the rights of the parties hereunder against impairment.

8.           Manner of Voting.  The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law.

9.           Termination.  This Agreement shall terminate on the first day following the end of the Concerned Period.

10.          Amendments and Waivers.  Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of all the parties.  Any amendment or waiver so effected shall be binding upon the parties and all of their respective successors and assigns whether or not such party, successor or assignee entered into or approved such amendment or waiver.

11.          Successors and Assigns.

(a)           The provisions of this Agreement shall be binding upon the successors in interest, heirs and assigns to any of SCAC Ordinary Shares owned or to be owned by FounderCo, as applicable.  SCAC shall not permit the transfer of any of such SCAC Ordinary Shares on its books or issue a new certificate representing any of such SCAC Ordinary Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were FounderCo.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)           Notwithstanding otherwise provided herein, if any party unrelated to the FounderCo or AutoChina (as the case may be) acquires any SCAC Ordinary Shares from FounderCo (as the case may be) through the open market and such acquisition is made in compliance with all applicable laws and regulations, then the provisions of this Agreement shall not be binding on such party.

12.          Share Splits, Share Dividends, etc.  In the event of any issuance of shares of SCAC’s voting securities hereafter to any of the parties hereto (including, without limitation, in connection with any share split, share dividend, recapitalization, capital reorganization, or the like), such shares shall become subject to this Agreement.

13.          Governing Law; Arbitration.  This Agreement shall be governed by, and construed in accordance with, the law of the state of New York.

(a)           Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved in accordance with this Section 13.  Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be initially be resolved through consultation.  Such consultation shall begin immediately after one Party hereto has delivered to the other Parties hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be resolved by arbitration.

(b)           The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  SCAC, on the one hand, and FounderCo, on the other hand, shall each select one (1) arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  The Chairman of the Centre shall act as the third arbitrator.  If SCAC or FounderCo does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)           The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the UNCITRAL Arbitration Rules in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 13 including the provisions concerning the appointment of arbitrators, the provisions of this Section 13 shall prevail.

(d)           The arbitrators shall decide any dispute submitted by the Parties to the arbitration strictly in accordance with the substantive law of the State of New York and shall not apply any other substantive law, except to the extent required by the terms of this Agreement.

(e)           Each Party hereto shall cooperate with the others in making full disclosure of and providing complete access to all information and documents requested by the others in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)           The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and any Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)           Each Party shall cooperate and use their respective best efforts to take all actions reasonably required to facilitate the prompt enforcement in the PRC or in any other jurisdiction of any arbitration award made by the tribunal.

(h)           A Party shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

14.          Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

15.          Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by nationally recognized courier or mailed by registered mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(A)	Party:	FounderCo
	Contact Address:	Rom 3713, The Center, 99 Queen’s Road Central, Hong Kong
	Attention:	Lynch Consultancy Limited

(B)	Party:	SCAC
	Contact Address:	10F, Room#1005, Fortune Int’l Building, No. 17
North DaLiuShu Road, Hai Dian District
Beijing 100081, People’s Republic of China
	Attention:	James Sha

16.           Expenses.  If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

17.           Enforceability; Severability.  The parties hereto agree that each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law.  If any provision of this Agreement shall nevertheless be held to be prohibited by or invalid under applicable law, (a) such provision shall be effective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and (b) the parties shall, to the extent permissible by applicable law, amend this Agreement, or enter into such other documents so as to make effective and enforceable the intent of this Agreement.

18.           Entire Agreement.  This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

19.           Counterparts.  This Agreement may be executed in any number of counterparts, which shall together constitute one agreement.  Any party may enter into this Agreement by signing any such counterpart.

*           *           *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

FOUNDERCO:

HONEST BEST INT’L LTD

Name: Wang Yan
Title: Director

SCAC:

SPRING CREEK ACQUISITION CORP.

Name:
Title:

[SIGNATURE PAGE TO VOTING AGREEMENT]

SCHEDULE R

GUARANTEE AGREEMENTS

Name	No.	Contract

Hua An Investment	1.	Guarantee Agreement in relation to the Authorized Distributor Financing Agreement between GMAC-SAIC (上汽通用汽车金融公司) and Hebei Anchang dated March 5, 2007

	2.	Guarantee Agreement in relation to the Authorized Distributor Financing Agreement between GMAC-SAIC (上汽通用汽车金融公司) and Hebei Shengkang dated November 13, 2006

	3.	RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Hebei Yuanxinghang and GMAC-SAIC (上汽通用汽车金融公司) dated January 19, 2007

	4.	RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Cangzhou Yichang and GMAC-SAIC (上汽通用汽车金融公司) dated November 13, 2006

	5.	RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Hebei Yitong and GMAC-SAIC (上汽通用汽车金融公司) dated November 13, 2006

	6.	RMB Loan Guarantee Contract providing for the guarantee of the loan under the Authorized Dealer Loan Agreement between Hebei Shengkang and GMAC-SAIC (上汽通用汽车金融公司) dated November 13, 2006

EXECUTION VERSION

AMENDMENT TO THE SHARE EXCHANGE AGREEMENT

THIS AMENDMENT TO THE SHARE EXCHANGE AGREEMENT (this “Amendment”) is made as of March __, 2009, by and among Li Yonghui (“Founder”), Yan Wang (“Wang”), Honest Best Int’l Ltd, a company incorporated and existing under the laws of the British Virgin Islands (“FounderCo”), AutoChina Group Inc, a company incorporated and existing under the laws of the Cayman Islands (“AutoChina”), Fancy Think Limited, a limited liability company established in Hong Kong under the Hong Kong Companies Ordinance (“Fancy Think”), Hebei Chuanglian Trade Co., Ltd. (河北创联贸易有限公司), a company established under the laws of the PRC (“Chuanglian”), Hebei Kaiyuan Real Estate Development Co., Ltd. (河北开元房地产开发股份有限公司), a company established under the laws of the PRC (“Kaiyuan Real Estate”), Hebei Huiyin Investment Co., Ltd. (河北汇银投资有限责任公司), a company established under the laws of the PRC (“Huiyin Investment”), Hebei Hua An Investment Co., Ltd. (河北华安投资有限责任公司), a company established under the laws of the PRC (“Hua An Investment”), Hebei Tianmei Insurance Agency Co., Ltd. (河北天美保险代理有限公司), a company established under the laws of the PRC (“Tianmei Insurance”), Hebei Shijie Kaiyuan Logistics Co., Ltd. (河北世捷开元物流有限公司), a company established under the laws of the PRC (“Kaiyuan Logistics”), Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (河北世捷开元汽车贸易有限公司), a company established under the laws of the PRC (“Kaiyuan Auto Trade”), Shanxi Chuanglian Auto Trade Co., Ltd. (山西创联汽贸公司), a company established under the laws of the PRC (“Chuanglian Auto Trade”), and Spring Creek Acquisition Corp., a corporation duly organized and existing under the laws of the Cayman Islands (“SCAC”).  Each of Founder, Wang, FounderCo, AutoChina, Fancy Think, Chuanglian, Kaiyuan Real Estate, Huiyin Investment, Hua An Investment, Tianmei Insurance, Kaiyuan Logistics, Kaiyuan Auto Trade, Chuanglian Auto Trade, and SCAC are referred to herein each as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into the Share Exchange Agreement (the “Share Exchange Agreement”), dated as of February 4, 2009; and

WHEREAS, the Parties wish to amend the Share Exchange Agreement as set forth in this Amendment pursuant to Section 12.03 of the Share Exchange Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Parties hereby agree as follows:

1.           Defined Terms.  Unless otherwise specifically defined herein, capitalized terms used herein shall have the respective meanings assigned to such terms in the Share Exchange Agreement, pursuant to this Amendment.

2.           Amendments to Share Exchange Agreement.  Upon the terms and subject to the conditions hereof, the Share Exchange Agreement is amended as follows:

EXECUTION VERSION

(a)           Section 7.04(a) of the Share Exchange Agreement is deleted in its entirety and a new Section 7.04(a) is inserted in its place as follows:

“(a)           Immediately following the Closing Date, the authorized size of the Board will consist of seven (7) persons.  The Proxy Statement of SCAC will present the following persons as nominees for election as directors for a period commencing from the Closing Date until the next annual general meeting of SCAC, or until each director’s successor is elected and takes office: two (2) persons nominated by the AutoChina Shareholders’ Representative (the “AutoChina Nominated Directors”), two (2) persons nominated by the SCAC Shareholders’ Representative (the “SCAC Nominated Directors”) and one (1) person as independent non-executive director (an “Independent Non-Executive Director”), provided that the Independent Non-Executive Director candidate who is actually nominated shall be mutually agreed upon by the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative.  Subsequent to the Closing, two (2) additional persons shall be nominated as Independent Non-Executive Directors, provided that such Independent Non-Executive Director candidates who are nominated shall be mutually agreed upon by the AutoChina Shareholders’ Representative and the SCAC Shareholders’ Representative.  The Warrantors agree that for a period commencing from the Closing Date and ending December 31, 2011, they shall use their best efforts to nominate or to cause their Affiliates to nominate the directors to the Board pursuant to this Section 7.04, subject to any obligations imposed by law, rule or regulation on any nominating committee.  In addition, the AutoChina Shareholders agree, and the Warrantors shall cause the AutoChina Shareholders to agree, that, for a period commencing from the Closing Date and ending December 31, 2011, they shall vote all SCAC Ordinary Shares then owned by them in favor of the persons nominated as directors by the SCAC Shareholders’ Representative pursuant to this Section 7.04.  Each of AutoChina and SCAC shall procure that the composition of the board of directors of AutoChina after the Closing shall be identical to that of SCAC.”

(b)           Section 7.04(b) of the Share Exchange Agreement is deleted in its entirety and a new Section 7.04(b) is inserted in its place as follows:

“(b)           The Board shall, immediately following the Closing, establish an audit committee, a nomination committee and a compensation committee.  Prior to December 31, 2011, in the event there is only one (1) Independent Non-Executive Director in office, each such committee shall consist of one (1) member, who shall be such Independent Non-Executive Director.  Prior to December 31, 2011, in the event there is more than one (1) Independent Non-Executive Director, each such committee shall consist of two (2) members, one being an Independent Non-Executive Director nominated to such committee based on the recommendation of the AutoChina Shareholders’ Representative and the other being an Independent Non-Executive Director nominated to such committee based on the recommendation of the SCAC Shareholders’ Representative.  In any event that the two (2) members in any such committee fail to reach a consensus with respect to any matter, such matter shall be submitted to and decided by the Board by the affirmative consent or approval of (i) at least six (6) members of the Board or (ii) in the event there are less than six (6) members of the Board then in office, all of the members of the Board then in office.”

(c)           The first paragraph of Section 7.05(b) of the Share Exchange Agreement is deleted in its entirety and a new first paragraph of Section 7.05(b) is inserted in its place as follows:

EXECUTION VERSION

“(b)           Effective immediately following the Closing, no director, officer, committee member, employee, agent of SCAC or any Group Company or any of their respective delegates shall, without the affirmative consent or approval of (i) at least six (6) members of the Board or (ii) in the event there are less than six (6) members of the Board then in office, all of the members of the Board then in office, not take, nor shall they cause or permit SCAC or any Group Company to take, any of the following actions (whether in a single transaction or a series of related transactions):”

3.           Remaining Provisions in Full Force and Effect.  Except as expressly amended pursuant hereto, the Share Exchange Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects.

4.           Miscellaneous.

(a)           This Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(b)           THIS AMENDMENT IS SUBJECT TO THE PROVISIONS OF SECTION 12.11 OF THE SHARE EXCHANGE AGREEMENT RELATING TO GOVERNING LAW, THE PROVISIONS OF WHICH ARE BY THIS REFERENCE INCORPORATED HEREIN IN FULL.

(c)           This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

(d)           This Amendment, together with the Share Exchange Agreement, contains the entire and exclusive agreement of the Parties with reference to the matters discussed herein.

(e)           If any term or provision of this Amendment shall be deemed prohibited by or invalid under any applicable law, such provision shall be invalidated without affecting the remaining provisions of this Amendment or the Share Exchange Agreement.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the first date written above.

AUTOCHINA GROUP INC

By:
Name: Li Yonghui
Title: Director

HONEST BEST INT’L LTD

By:
Name: Wang Yan
Title: Director

LI YONGHUI

By:

YAN WANG

By:

FANCY THINK LIMITED

By:
Name: Li Yonghui
Title: Director

HEBEI CHUANGLIAN TRADE CO., LTD. (河北创联贸易有限公司)

By:
Name:
Title:

HEBEI KAIYUAN REAL ESTATE DEVELOPMENT CO., LTD. (河北开元房地产开发股份有限公司)

By:
Name:
Title:

HEBEI HUIYIN INVESTMENT CO., LTD. (河北汇银投资有限责任公司)

By:
Name:
Title:

HEBEI HUA AN INVESTMENT CO., LTD. (河北华安投资有限责任公司)

By:
Name:
Title:

HEBEI TIANMEI INSURANCE AGENCY CO., LTD. (河北天美保险代理有限公司)

By:
Name:
Title:

HEBEI SHIJIE KAIYUAN LOGISTICS CO., LTD. (河北世捷开元物流有限公司)

By:
Name:
Title:

HEBEI SHIJIE KAIYUAN AUTO TRADE CO., LTD. (河北世捷开元汽车贸易有限公司)

By:
Name:
Title:

SHANXI CHUANGLIAN AUTO TRADE CO., LTD. (山西创联汽贸公司)

By:
Name:
Title:

SPRING CREEK ACQUISITION CORP.

By:
Name: James Sha
Title: Chief Executive Officer

Annex E

FORM OF
AUTOCHINA INTERNATIONAL LIMITED

2009 EQUITY INCENTIVE PLAN

1.           Purposes of the Plan.  The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2.           Definitions.  The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement.  In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

(a)           “Administrator” means the Board or any of the Committees appointed to administer the Plan.

(b)           “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c)           “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate and securities laws of the Cayman Islands, the Code, the rules of any applicable stock exchange or national market system, and the rules of any jurisdiction applicable to Awards granted to residents therein.

(d)           “Assumed” means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

(e)           “Award” means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

(f)           “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(g)           “Board” means the Board of Directors of the Company.

(h)           “Cause” means, with respect to the termination by the Company or a Related Entity of the Grantee’s Continuous Service, that such termination is for “Cause” as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee’s:  (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; provided, however, that with regard to any agreement that defines “Cause” on the occurrence of or in connection with a Corporate Transaction or a Change in Control, such definition of “Cause” shall not apply until a Corporate Transaction or a Change in Control actually occurs.

(i)           “Change in Control” means a change in ownership or control of the Company effected through either of the following transactions:

(i)           the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

(ii)           a change in the composition of the Board over a period of twelve (12) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(j)           “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(k)           “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l)           “Company” means AutoChina International Limited, a company incorporated under the laws of the Cayman Islands or any successor entity that adopts the Plan in connection with a Corporate Transaction.

(m)           “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(n)           “Continuing Directors” means members of the Board who either (i) have been Board members continuously for a period of at least twelve (12) months or (ii) have been Board members for less than twelve (12) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(o)           “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated.  In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws.  A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity.  Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement).  An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.  For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds three (3) months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

(p)           “Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i)           a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(ii)          the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii)         the complete liquidation or dissolution of the Company;

(iv)         any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the Ordinary Shares outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v)          acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(q)           “Covered Employee” means an Employee who is a “covered employee” under Section 162(m)(3) of the Code.

(r)           “Director” means a member of the Board or the board of directors of any Related Entity.

(s)           “Disability” means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy.  If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days.  A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(t)           “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.

(u)           “Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance.  The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(v)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(w)           “Fair Market Value” means, as of any date, the value of Ordinary Shares determined as follows:

(i)           If the Ordinary Shares are listed on one or more established stock exchanges or national market systems, including without limitation The New York Stock Exchange, The Nasdaq Global Select Market, the Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Ordinary Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)           If the Ordinary Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such recognized securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of an Ordinary Share shall be the mean between the high bid and low asked prices for the Ordinary Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)           In the absence of an established market for the Ordinary Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(x)           “Grantee” means an Employee, Director or Consultant who receives an Award under the Plan or a Holding Company, as the context may require.

(y)          “Holding Company” means an investment holding company wholly owned by an Employee, Director or Consultant which holds an Award originally issued to such Employee, Director or Consultant under the Plan.

(z)           “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(aa)        “Non-Qualified Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

(bb)        “Officer” means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(cc)         “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(dd)        “Ordinary Share” means a share of US$0.001 nominal or par value, of the Company, or, if applicable, the number or fraction of American Depositary Receipt representing an Ordinary Share.

(ee)         “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ff)          “Performance-Based Compensation” means compensation qualifying as “performance-based compensation” under Section 162(m) of the Code.

(gg)        “Plan” means this 2009 Equity Incentive Plan.

(hh)        “Related Entity” means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

(ii)           “Replaced” means that pursuant to a Corporate Transaction the Award is replaced with a comparable share or stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award.  The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(jj)           “Restricted Share” means a Share issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(kk)         “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(ll)           “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(mm)       “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Ordinary Shares.

(nn)         “Share” means an Ordinary Share of the Company.

(oo)         “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.      Shares Subject to the Plan.

(a)           Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is [____________] Shares.  In addition, Dividend Equivalent Rights shall be payable solely in cash and therefore the issuance of Dividend Equivalent Rights shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the Plan.  SARs payable in Shares shall reduce the maximum aggregate number of Shares which may be issued under the Plan only by the net number of actual Shares issued to the Grantee upon exercise of the SAR.  The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Ordinary Shares.

(b)           Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan.  Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan.  To the extent not prohibited by Section 422(b)(1) of the Code (and the corresponding regulations thereunder), the listing requirements of The New York Stock Exchange, The Nasdaq Global Market or other established stock exchange or national market system on which the Ordinary Shares are traded and Applicable Law, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price (including pursuant to the “net exercise” of an option pursuant to Section 7(b)(v)) or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

4.      Administration of the Plan.

(a)           Plan Administrator.

(i)           Administration with Respect to Directors and Officers.  With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3.  Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii)          Administration With Respect to Consultants and Other Employees.  With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws.  Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.  The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

(iii)         Administration With Respect to Covered Employees.  Notwithstanding the foregoing, as of and after the date that the exemption for the Plan under Section 162(m) of the Code expires, as set forth in Section 17 below, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation.  In the case of such Awards granted to Covered Employees, references to the “Administrator” or to a “Committee” shall be deemed to be references to such Committee or subcommittee.

(iv)         Administration Errors.  In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b)           Powers of the Administrator.  Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i)           to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii)          to determine whether and to what extent Awards are granted hereunder;

(iii)         to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv)         to approve forms of Award Agreements for use under the Plan;

(v)          to determine the terms and conditions of any Award granted hereunder;

(vi)         to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan;

(vii)        to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent, provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Non-Qualified Stock Option shall not be treated as adversely affecting the rights of the Grantee, (B) the reduction of the exercise price of any Option awarded under the Plan and the reduction of the base appreciation amount of any SAR awarded under the Plan shall not be subject to Shareholder approval and (C) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Share, or other Award shall not be subject to Shareholder approval;

(viii)       to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(ix)          to grant Awards to Employees, Directors and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan;

(x)           to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board.  Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

(c)           Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5.      Eligibility.  Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.  Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company.  An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.  Awards may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

6.      Terms and Conditions of Awards.

(a)           Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Shares, Restricted Share Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b)           Designation of Award.  Each Award shall be designated in the Award Agreement.  In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option.  However, notwithstanding such designation, an Option will qualify as an Incentive Stock Option under the Code only to the extent the US$100,000 dollar limitation of Section 422(d) of the Code is not exceeded.  The US$100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company).  For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.  In the event that the Code or the regulations promulgated thereunder are amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

(c)           Conditions of Award.  Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria.  The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share.  The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity.  Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.  In addition, the performance criteria shall be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the performance criteria applicable to the Award intended to be performance-based compensation.  Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of performance criteria in order to prevent the dilution or enlargement of the Grantee’s rights with respect to an Award intended to be performance-based compensation.

(d)           Acquisitions and Other Transactions.  The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e)           Deferral of Award Payment.  The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award.  The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f)           Separate Programs.  The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g)           Individual Limitations on Awards.

(i)           Individual Limit for Options and SARs.  The maximum number of Shares with respect to which Options and SARs may be granted to any Grantee in any calendar year shall be [___________].  To the extent required by Section 162(m) of the Code or the regulations thereunder, in applying the foregoing limitations with respect to a Grantee, if any Option or SAR is canceled, the canceled Option or SAR shall continue to count against the maximum number of Shares with respect to which Options and SARs may be granted to the Grantee.  For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Shares) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR.

(ii)          Individual Limit for Restricted Share and Restricted Share Units.  For awards of Restricted Share and Restricted Share Units that are intended to be Performance-Based Compensation, the maximum number of Shares with respect to which such Awards may be granted to any Grantee in any calendar year shall be [________].

(iii)         Deferral. If the vesting or receipt of Shares under an Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to such Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

(h)          Early Exercise.  The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award.  Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(i)           Term of Award.  The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Incentive Stock Option shall be no more than ten (10) years from the date of grant thereof.  However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.  Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(j)           Transferability of Awards.  Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee.  Other Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee: (A) to a Holding Company of such Grantee, or (B) to the extent and in the manner authorized by the Administrator.  Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

If the Grantee transfers an Award to a Holding Company, the Grantee and the Holding Company shall enter into an agreement with the Company, which shall provide, among other things, the following: (i) the Holding Company shall agree to be bound by the Plan and the relevant provisions in the Award Agreement; and (ii) neither the Holding Company nor the Grantee shall permit any direct or indirect transfer of equity interests in the Holding Company.

(k)           Time of Granting Awards.  The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

7.      Award Exercise or Purchase Price, Consideration and Taxes.

(a)           Exercise or Purchase Price.  The exercise or purchase price, if any, for an Award shall be as follows:

(i)           In the case of an Incentive Stock Option:

(A)          granted to an Employee who, at the time of the grant of such Incentive Stock Option owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B)           granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii)          In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iii)         In the case of SARs, the base appreciation amount shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iv)         In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price, if any, shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(v)          In the case of other Awards, such price as is determined by the Administrator.

(vi)         Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(c), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b)           Consideration.  Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant).  In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i)           cash;

(ii)          check;

(iii)         surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv)         with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(v)          with respect to Options, payment through a “net exercise” such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the Exercise Price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares); or

(vi)         any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c)           Taxes.  No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares.  Upon exercise or vesting of an Award the Company shall withhold or collect from the Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Award (reduced to the lowest whole number of Shares if such number of Shares withheld would result in withholding a fractional Share with any remaining tax withholding settled in cash).

8.      Exercise of Award.

(a)           Procedure for Exercise; Rights as a Shareholder.

(i)           Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii)          An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person or entity entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b)           Exercise of Award Following Termination of Continuous Service.

(i)           An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee’s Continuous Service only to the extent provided in the Award Agreement.

(ii)          Where the Award Agreement permits a Grantee or a Holding Company to exercise an Award following the termination of the Grantee’s Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii)         Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee’s Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9.           Conditions Upon Issuance of Shares.

(a)           Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)           As a condition to the exercise of an Award, the Company may require the person or entity exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10.           Adjustments Upon Changes in Capitalization.  Subject to any required action by the Shareholders of the Company and Section 11 hereof, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any calendar year, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or shares, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.”  In the event of any distribution of cash or other assets to shareholders other than a normal cash dividend, the Administrator shall also make such adjustments as provided in this Section 10 or substitute, exchange or grant Awards to effect such adjustments (collectively “adjustments”).  Any such adjustments to outstanding Awards will be effected in a manner that precludes the enlargement of rights and benefits under such Awards.  In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Awards or other issuance of Shares, cash or other consideration pursuant to Awards during certain periods of time.  Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11.           Corporate Transactions and Changes in Control.

(a)           Termination of Award to Extent Not Assumed in Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate.  However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

(b)           Acceleration of Award Upon Corporate Transaction or Change in Control.  Except as provided otherwise in an individual Award Agreement, in the event of any Corporate Transaction or Change in Control, there will not be any acceleration of vesting or exercisability of any Award.

12.           Effective Date and Term of Plan.  The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company.  It shall continue in effect for a term of ten (10) years unless sooner terminated.  Subject to Section 16, below, and Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13.           Amendment, Suspension or Termination of the Plan.

(a)           The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vi) or this Section 13(a).

(b)           No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c)           No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Awards already granted to a Grantee.

14.           Reservation of Shares.

(a)           The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b)           The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.           No Effect on Terms of Employment/Consulting Relationship.  The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without cause, including but not limited to Cause, and with or without notice.  The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

16.           No Effect on Retirement and Other Benefit Plans.  Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation.  The Plan is not a “Pension Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

17.           Shareholder Approval.  The grant of Incentive Stock Options under the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted excluding Incentive Stock Options issued in substitution for outstanding Incentive Stock Options pursuant to Section 424(a) of the Code.  Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.  The Administrator may grant Incentive Stock Options under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Incentive Stock Option shall be exercisable.  In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Incentive Stock Options previously granted under the Plan shall be exercisable as Non-Qualified Stock Options.

18.           Unfunded Obligation.  Grantees and Holding Companies shall have the status of general unsecured creditors of the Company.  Any amounts payable to Grantees or Holding Companies pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended.  Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations.  The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder.  Any investments or the creation or maintenance of any trust or any Grantee or Holding Company account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee or Holding Company, or otherwise create any vested or beneficial interest in any Grantee or Holding Company or the Grantee’s or Holding Company’s creditors in any assets of the Company or a Related Entity.  Neither the Grantees nor the Holding Companies shall have any claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

19.           Construction.  Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

MoFo Draft 11/14/08

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

NOTICE OF SHARE OPTION AWARD

Grantee’s Name and Address:

You (the “Grantee”) have been granted an option to purchase Ordinary Shares (the “Option”), subject to the terms and conditions of this Notice of Share Option Award (the “Notice”), AutoChina International Limited 2009 Equity Incentive Plan, as amended from time to time (the “Plan”) and the Share Option Award Agreement (the “Option Agreement”) attached hereto, as follows.  The Option may be held either by you or your Holding Company.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Notice.

Award Number	«Award_No_1»

Date of Award

Vesting Commencement Date

Exercise Price per Share

Total Number of Ordinary Shares

Subject to the Option (the “Shares”)

Total Exercise Price

Type of Option:

Expiration Date:

Post-Termination Exercise Period:	Three (3) Months

Vesting Schedule:

Subject to the Grantee’s Continuous Service and other limitations set forth in this Notice, the Plan and the Option Agreement, the Option may be exercised, in whole or in part, in accordance with the following schedule:

25% of the Shares subject to the Option shall vest twelve months after the Vesting Commencement Date, and an additional 1/48th of the Shares shall vest monthly thereafter.

During any authorized leave of absence, the vesting of the Option as provided in this schedule shall be suspended after the leave of absence exceeds a period of ninety (90) days.  Vesting of the Option shall resume upon the Grantee’s termination of the leave of absence and return to service to the Company or a Related Entity.  The Vesting Schedule of the Option shall be extended by the length of the suspension.

In the event of termination of the Grantee’s Continuous Service for Cause, the right of the Grantee (including any Holding Company of the Grantee) to exercise the Option shall terminate concurrently with the termination of the Grantee’s Continuous Service, except as otherwise determined by the Administrator.

IN WITNESS WHEREOF, the Company and the Grantee have executed this Notice and agree that the Option is to be governed by the terms and conditions of this Notice, the Plan, and the Option Agreement.

AutoChina International Limited
a company incorporated under the laws of the
Cayman Islands

By:

Title:

THE GRANTEE (INCLUDING ANY HOLDING COMPANY OF SUCH GRANTEE) ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE GRANTEE’S CONTINUOUS SERVICE (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER).  THE GRANTEE (INCLUDING ANY HOLDING COMPANY OF SUCH GRANTEE) FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE OPTION AGREEMENT, OR THE PLAN SHALL CONFER UPON THE GRANTEE (INCLUDING ANY HOLDING COMPANY OF SUCH GRANTEE) ANY RIGHT WITH RESPECT TO FUTURE AWARDS OR CONTINUATION OF THE GRANTEE’S CONTINUOUS SERVICE, NOR SHALL IT INTERFERE IN ANY WAY WITH THE GRANTEE’S RIGHT OR THE RIGHT OF THE COMPANY OR A RELATED ENTITY TO WHICH THE GRANTEE PROVIDES SERVICES TO TERMINATE THE GRANTEE’S CONTINUOUS SERVICE, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE.  THE GRANTEE ACKNOWLEDGES THAT UNLESS THE GRANTEE HAS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY TO THE CONTRARY, THE GRANTEE’S STATUS IS AT WILL.

The Grantee acknowledges receipt of a copy of the Plan and the Option Agreement, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Option subject to all of the terms and provisions hereof and thereof.  The Grantee has reviewed this Notice, the Plan, and the Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice, and fully understands all provisions of this Notice, the Plan and the Option Agreement.  The Grantee hereby agrees that all questions of interpretation and administration relating to this Notice, the Plan and the Option Agreement shall be resolved by the Administrator in accordance with Section 17 of the Option Agreement.  The Grantee further agrees to the arbitration provisions under Section 18 of the Option Agreement.  The Grantee further agrees to notify the Company upon any change in the residence address indicated in this Notice.

The Grantee further agrees that he or she shall not transfer the Option to his or her Holding Company unless such Holding Company expressly agrees to be bound by applicable provisions in this Notice and the Option Agreement.

Dated:	Signed:
Grantee

Award Number:  «Award_No_1»

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

SHARE OPTION AWARD AGREEMENT

1.           Grant of Option.  AutoChina International Limited, a company incorporated under the laws of the Cayman Islands, (the “Company”) hereby grants to the Grantee (the “Grantee”) named in the Notice of Share Option Award (the “Notice”), an option (the “Option”) to purchase the Total Number of Ordinary Shares subject to the Option (the “Shares”) set forth in the Notice, at the Exercise Price per Share set forth in the Notice (the “Exercise Price”) subject to the terms and provisions of the Notice, this Share Option Award Agreement (the “Option Agreement”) and the Company’s 2009 Equity Incentive Plan, as amended from time to time (the “Plan”), which are incorporated herein by reference.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Option Agreement.

If designated in the Notice as an Incentive Stock Option, the Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code.  However, notwithstanding such designation, the Option will qualify as an Incentive Stock Option under the Code only to the extent the US$100,000 dollar limitation of Section 422(d) of the Code is not exceeded.  The US$100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to options designated as Incentive Stock Options which become exercisable for the first time by the Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company).  For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the shares subject to such options shall be determined as of the grant date of the relevant option.

2.           Exercise of Option.

(a)           Right to Exercise.  The Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice and with the applicable provisions of the Plan and this Option Agreement.  The Option shall be subject to the provisions of Section 11 of the Plan relating to the exercisability or termination of the Option in the event of a Corporate Transaction.  The Grantee (including any Holding Company of such Grantee) shall be subject to reasonable limitations on the number of requested exercises during any monthly or weekly period as determined by the Administrator.  In no event shall the Company issue fractional Shares.

(b)           Method of Exercise.  The Option shall be exercisable by delivery of an exercise notice (a form of which is attached as Exhibit A) or by such other procedure as specified from time to time by the Administrator which shall state the election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, and such other provisions as may be required by the Administrator.  The exercise notice shall be delivered in person, by certified mail, or by such other method (including electronic transmission) as determined from time to time by the Administrator to the Company accompanied by payment of the Exercise Price.  The Option shall be deemed to be exercised upon receipt by the Company of such notice accompanied by the Exercise Price, which, to the extent selected, shall be deemed to be satisfied by use of the sale and remittance procedure to pay the Exercise Price provided in Section 4(d) below.

(c)           Taxes.  No Shares will be delivered to the Grantee (including any Holding Company of such Grantee) or other person pursuant to the exercise of the Option until the Grantee (including any Holding Company of such Grantee) or other person has made arrangements acceptable to the Administrator for the satisfaction of applicable income tax and employment tax withholding obligations, including, without limitation, such other tax obligations of the Grantee (including any Holding Company of such Grantee) incident to the receipt of Shares.  Upon exercise of the Option, the Company or the Grantee’s employer may offset or withhold (from any amount owed by the Company or the Grantee’s employer to the Grantee) or collect from the Grantee or other person an amount sufficient to satisfy such tax withholding obligations.

3.        Grantee’s Representations.  The Grantee understands that neither the Option nor the Shares exercisable pursuant to the Option have been registered under any United States or non-U.S. securities laws.  In the event the Shares purchasable pursuant to the exercise of the Option have not been registered under the Securities Act of 1933, as amended, at the time the Option is exercised, the Grantee shall, if requested by the Company, concurrently with the exercise of all or any portion of the Option, deliver to the Company his or her Investment Representation Statement in the form attached hereto as Exhibit B.

4.        Method of Payment.  Payment of the Exercise Price shall be made by any of the following, or a combination thereof, at the election of the Grantee; provided, however, that such exercise method does not then violate any Applicable Law:

(a)           cash;

(b)           check;

(c)           surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate Exercise Price of the Shares as to which the Option is being exercised;

(d)           payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (i) shall provide written instructions to a Company-designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (ii) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(e)           payment through a “net exercise” such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the Exercise Price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares); or

(f)           any combination of the foregoing methods of payment.

5.         Restrictions on Exercise.  The Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any Applicable Laws.  In addition, the Option may not be exercised until such time as the Plan has been approved by the shareholders of the Company.  If the exercise of the Option within the applicable time periods set forth in Sections 6, 7 and 8 of this Option Agreement is prevented by the provisions of this Section 4(f), the Option shall remain exercisable until one (1) month after the date the Grantee is notified by the Company that the Option is exercisable, but in any event no later than the Expiration Date set forth in the Notice.

6.         Termination or Change of Continuous Service.  In the event the Grantee’s Continuous Service terminates, other than for Cause, the Grantee (or the Holding Company of such Grantee, as applicable) may, but only during the Post-Termination Exercise Period, exercise the portion of the Option that was vested at the date of such termination (the “Termination Date”).  The Post-Termination Exercise Period shall commence on the Termination Date.  In the event of termination of the Grantee’s Continuous Service for Cause, the right of the Grantee (or the Holding Company of such Grantee, as applicable) to exercise the Option shall, except as otherwise determined by the Administrator, terminate concurrently with the termination of the Grantee’s Continuous Service (also the “Termination Date”).  In no event, however, shall the Option be exercised later than the Expiration Date set forth in the Notice.  In the event of the Grantee’s change in status from Employee, Director or Consultant to any other status of Employee, Director or Consultant, the Option shall remain in effect and the Option shall continue to vest in accordance with the Vesting Schedule set forth in the Notice; provided, however, that with respect to any Incentive Stock Option that shall remain in effect after a change in status from Employee to Director or Consultant, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following such change in status.  Except as provided in Sections 7 and 8 below, to the extent that the Option was unvested on the Termination Date, or if the Grantee (or the Holding Company of such Grantee, as applicable) does not exercise the vested portion of the Option within the Post-Termination Exercise Period, the Option shall terminate.

7.         Disability of Grantee.  In the event the Grantee’s Continuous Service terminates as a result of his or her Disability, the Grantee (or the Holding Company of such Grantee, as applicable) may, but only within three (3) months commencing on the Termination Date (but in no event later than the Expiration Date), exercise the portion of the Option that was vested on the Termination Date; provided, however, that if such Disability is not a “disability” as such term is defined in Section 22(e)(3) of the Code and the Option is an Incentive Stock Option, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the Termination Date.  To the extent that the Option was unvested on the Termination Date, or if the Grantee does not exercise the vested portion of the Option within the time specified herein, the Option shall terminate.  Section 22(e)(3) of the Code provides that an individual is permanently and totally disabled if he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

8.         Death of Grantee.  In the event of the termination of the Grantee’s Continuous Service as a result of his or her death, or in the event of the Grantee’s death during the Post-Termination Exercise Period or during the three (3) month period following the Grantee’s termination of Continuous Service as a result of his or her Disability, the person who acquired the right to exercise the Option pursuant to Section 9 may exercise the portion of the Option that was vested at the date of termination within three (3) months commencing on the date of death (but in no event later than the Expiration Date).  To the extent that the Option was unvested on the date of death, or if the vested portion of the Option is not exercised within the time specified herein, the Option shall terminate.

9.         Transferability of Option.  Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee.  The Option, if a Non-Qualified Stock Option, may be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee: (A) to a Holding Company of such Grantee, or (B) to the extent and in the manner authorized by the Administrator.  Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.  Following the death of the Grantee, the Option, to the extent provided in Section 8, may be exercised by the Grantee’s legal representative or by any person empowered to do so under the deceased Grantee’s will or under the then applicable laws of descent and distribution.  The terms of the Option shall be binding upon the executors, administrators, heirs, successors and transferees of the Grantee.

If the Grantee transfers an Award to a Holding Company, the Grantee and the Holding Company shall enter into an agreement with the Company substantially in the form attached hereto as Exhibit C, which shall provide, among other things, the following: (i) the Holding Company shall agree to be bound by the Plan and the relevant provisions of the Notice and the Option Agreement; and (ii) neither the Holding Company nor the Grantee shall permit any direct or indirect transfer of equity interests in the Holding Company.

10.       Term of Option.  The Option must be exercised no later than the Expiration Date set forth in the Notice or such earlier date as otherwise provided herein.  After the Expiration Date or such earlier date, the Option shall be of no further force or effect and may not be exercised.

11.       Forfeiture Of Stock Options and Profits.  Notwithstanding anything to the contrary herein, if a Grantee engages in any activity or conduct in violation of the non-competition restrictions of the Grantee's Labor Contract with the Company or a Related Entity (or any similar written agreement) after the termination of Continuous Service, or, if there is no such Agreement or if the Agreement does not contain a non-competition clause or restriction, and a Grantee Competes (as defined below) with the Company or a Related Entity after the termination of Continuous Service, then, at the election of the Company:  (i) all unexercised Options (whether vested or unvested) shall immediately terminate and be forfeited and the Grantee or his or her beneficiaries or representatives shall not be able to exercise the Options, and (ii) to the extent the Grantee or his or her beneficiaries or representatives have exercised any Options in the six (6) month period ending on the date the Grantee first engaged in the violation of the non-competition restrictions,  the Company may rescind any such exercise of the Options (in which case the Shares shall be returned to the Company and the Grantee's exercise price shall be returned, or, in the case of an Option which was exercised using the “net exercise” clause in Section 4(e) above, the Shares shall be returned to the Company) or, at the Company's election, the Grantee may be required to pay to the Company in cash or a cash equivalent acceptable to the Company an amount equal to any profits Grantee received from the sale of the shares subject to the Options, whether any such sale occurs during or after the period of the Grantee's Continuous Service for the Company or before or after the conduct occurs that violates the terms of the agreements with the Company.  The amount of a Grantee's profits for these purposes will be calculated as the difference between the sale price for the shares and the price he or she paid to exercise the Options.  In any case there shall be no offset from the amount owed the Company (including in a case where shares are returned) for any tax liability a Grantee may have incurred as a result of the exercise of the option or the sale of the shares.  The Grantee agrees to return the shares or make this payment to the Company, as applicable, no later than thirty (30) days after the date the Company requests such return or payment.  The Grantee also consents to a deduction from any amounts the Company owes them from time to time (including amounts owed as wages or other compensation, fringe benefits, or vacation pay, as well as any other amounts owed by the Company) to the extent of the amount the Grantee is obligated to pay the Company under this Section.  Whether or not the Company elects to make any set-off in whole or part, if the Company does not recover by means of set-off the full amount a Grantee owes it, the Grantee agrees to pay the unpaid balance within the time period specified above.  For the purposes of this Section 11, a Grantee “Competes” with the Company if such Grantee (during the period of Grantee’s employment with the Company, and for the period of six (6) months after the date Grantee’s employment with the Company ends for any reason) provides services, similar to those he or she provided to the Company, to any person or entity “in competition” (as defined below) with the Company anywhere in the world.  At the present time, the Company and Related Entities engage in the wholesale and retail sale of vehicles (including auto trading), vehicle parts and vehicle accessories; vehicle repair and maintenance; insurance agency; vehicle trade-in business; used car sales business; and vehicle consulting services and vehicle storage services.  The Grantee understands that the scope and nature of Grantee’s activities and services, and the Company’s business, products or services, may change as the Company develops.  The Grantee agrees that the scope of this provision will change to cover any changes in Grantee’s activities or services, as well as any changes in the Company or a Related Entity’s business, products or services, during Grantee’s Continuous Service with the Company.

12.       Stop-Transfer Notices.  In order to ensure compliance with the restrictions on transfer set forth in this Option Agreement, the Notice or the Plan, the Company may issue appropriate “stop transfer” instructions to its transfer agent, if any, and, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

13.       Refusal to Transfer.  The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Option Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

14.       Lock-Up Agreement.

(a)           Agreement.  The Grantee (including any Holding Company of such Grantee, as applicable), if requested by the Company and the lead underwriter of any public offering of the Ordinary Shares (the “Lead Underwriter”), hereby irrevocably agrees not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in any Ordinary Shares or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Ordinary Shares (except Ordinary Shares included in such public offering or acquired on the public market after such offering) during the 200-day period following the effective date of a registration statement of the Company filed under the Securities Act of 1933, as amended, or such shorter or longer period of time as the Lead Underwriter shall specify.  The Grantee further agrees to sign such documents as may be requested by the Lead Underwriter to effect the foregoing and agrees that the Company may impose stop-transfer instructions with respect to such Ordinary Shares subject to the lock-up period until the end of such period.  The Company and the Grantee acknowledge that each Lead Underwriter of a public offering of the Company’s stock, during the period of such offering and for the lock-up period thereafter, is an intended beneficiary of this Section 14.

(b)           No Amendment Without Consent of Underwriter.  During the period from identification of a Lead Underwriter in connection with any public offering of the Company’s Ordinary Shares until the earlier of (i) the expiration of the lock-up period specified in Section 14(a) in connection with such offering or (ii) the abandonment of such offering by the Company and the Lead Underwriter, the provisions of this Section 14 may not be amended or waived except with the consent of the Lead Underwriter.

15.       Entire Agreement: Governing Law.  The Notice, the Plan and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof, and may not be modified adversely to the interest of the Grantee (including any Holding Company of such Grantee, as applicable) except by means of a writing signed by the Company and the Grantee (or the Holding Company of such Grantee, as applicable).  Nothing in the Notice, the Plan and this Option Agreement (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.  The Notice, the Plan and this Option Agreement are to be construed in accordance with and governed by the internal laws of Hong Kong without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Hong Kong to the rights and duties of the parties.  Should any provision of the Notice, the Plan or this Option Agreement be determined to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

16.       Construction.  The captions used in the Notice and this Option Agreement are inserted for convenience and shall not be deemed a part of the Option for construction or interpretation.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

17.       Administration and Interpretation.  Any question or dispute regarding the administration or interpretation of the Notice, the Plan or this Option Agreement shall be submitted by the Grantee (or the Holding Company of such Grantee, as applicable) or by the Company to the Administrator.  The resolution of such question or dispute by the Administrator shall be final and binding on all persons.

18.       Arbitration.  The Company, the Grantee (including any Holding Company of such Grantee), and the Grantee’s assignees pursuant to Section 9 (the “parties”) agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Option Agreement shall be referred to and determined by arbitration at the Hong Kong International Arbitration Centre and in accordance with its Domestic Arbitration Rules.  The arbitration proceedings shall be conducted in the English language.  The parties shall have the right to conduct discovery which provides them with access to documents and witnesses that are essential to the dispute, as determined by the arbitrator.  The parties agree that the arbitrator shall have no authority to vary the terms of the Notice, the Plan or this Option Agreement or to award any punitive, consequential, incidental, indirect or special damages, interest, fees or expenses.  The arbitrator's written award shall include the essential findings and conclusions upon which the award is based.  The decision of the arbitrator shall be final and may be enforced in any court of competent jurisdiction.  In no event shall a demand for arbitration be made after the date when the applicable statute of limitations would bar the institution of a legal or equitable proceeding based on such claim, dispute or other matter in question.  The parties shall bear their own attorneys’ fees and other costs arising under this Section 18 except as otherwise required by law.  If any one or more provisions of this Section 18 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

19.       Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown in these instruments, or to such other address as such party may designate in writing from time to time to the other party.

20.       Confidentiality.  The Grantee (including any Holding Company of such Grantee) shall keep the terms of this Option Agreement, the Notice and Plan strictly confidential and may not discuss such terms with anyone except the Plan Administrator or persons authorized by the Plan Administrator.  If the Grantee breaches the confidentiality obligations under this Section 20, the Company shall have the right to revoke the Option.

END OF AGREEMENT

EXHIBIT A

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

EXERCISE NOTICE

AutoChina International Limited
Attention: Corporate Secretary

1.           Effective as of today, ______________, the undersigned (the “Holder”) hereby elects to exercise the Holder’s option to purchase ___________ Ordinary Shares (the “Shares”) of AutoChina International Limited, a company incorporated under the laws of the Cayman Islands, (the “Company”) under and pursuant to the Company’s 2009 Equity Incentive Plan, as amended from time to time (the “Plan”) and the Share Option Award Agreement (the “Option Agreement”) and Notice of Share Option Award (the “Notice”) dated ______________, ________.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.  The Holder elects to pay the full Exercise Price for the Shares by the following means, as authorized by the Option Agreement:

☐ Cash

☐ Check

☐ Surrender or Attestation of Previously Owned Shares

☐ Broker-Dealer Sale and Remittance Procedure

☐ Net Exercise

☐ A combination of the foregoing methods of payment, with the number of Ordinary Shares pursuant to each of the foregoing methods of payment set forth immediately as follows in (parenthesis): Cash (________________), Check (________________), Surrender of Attestation of Previously Owned Shares (________________), Broker-Dealer Sale and Remittance Procedure (________________), Net Exercise (________________)

2.           Representations of the Holder.  The Holder acknowledges that the Holder has received, read and understood the Notice, the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

3.           Rights as Shareholder.  Until the issue of such Shares has been registered in the Register of Members of the Company, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option.  The Company shall register the issue of such Shares in the Register of Members of the Company and issue (or cause to be issued) such share certificate promptly after the Option is exercised.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 10 of the Plan.  The Holder shall enjoy rights as a shareholder until such time as the Holder disposes of the Shares.

4.           Delivery of Payment.  The Holder herewith delivers to the Company the full Exercise Price for the Shares, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 4(d) of the Option Agreement.

5.           Tax Consultation.  The Holder understands that the Holder may suffer adverse tax consequences as a result of the Holder’s purchase or disposition of the Shares.  The Holder represents that the Holder has consulted with any tax consultants the Holder deems advisable in connection with the purchase or disposition of the Shares and that the Holder is not relying on the Company for any tax advice.

6.           Taxes.  The Holder agrees to satisfy all applicable federal, state and local income and employment tax withholding obligations and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations.

7.           Restrictive Legends.  The Holder understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE OPTION AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.  SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SHARES.

8.           Successors and Assigns.  The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company.  Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon the heirs, executors, administrators, successors and assigns of the Holder.

9.           Construction.  The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

10.          Administration and Interpretation.  The Holder hereby agrees that any question or dispute regarding the administration or interpretation of this Exercise Notice shall be submitted by the Holder or by the Company to the Administrator.  The resolution of such question or dispute by the Administrator shall be final and binding on all persons.

11.          Governing Law; Severability.  This Exercise Notice is to be construed in accordance with and governed by the internal laws of Hong Kong without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Hong Kong to the rights and duties of the parties.  Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

12.          Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

13.          Further Instruments.  The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

14.          Entire Agreement.  The Notice, the Plan and the Option Agreement are incorporated herein by reference and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Holder with respect to the subject matter hereof, and may not be modified adversely to the Holder’s interest except by means of a writing signed by the Company and the Holder.  Nothing in the Notice, the Plan, the Option Agreement and this Exercise Notice (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.

Submitted by:	Accepted by:

HOLDER:	AUTOCHINA INTERNATIONAL LIMITED

By:

(Signature)	Title:

Address:	Address:

EXHIBIT B

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

INVESTMENT REPRESENTATION STATEMENT

GRANTEE:	_________________________________

COMPANY:	AUTOCHINA INTERNATIONAL LIMITED

SECURITY:	ORDINARY SHARES

AMOUNT:	_________________________________

DATE:	_________________________________

In connection with the purchase of the above-listed Securities, the undersigned Grantee represents to the Company the following:

(a)           Grantee is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities.  Grantee is acquiring these Securities for investment for Grantee’s own account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

(b)           Grantee acknowledges and understands that the Securities constitute “restricted securities” under the Securities Act and have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon among other things, the bona fide nature of Grantee’s investment intent as expressed herein.  Grantee further understands that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.  Grantee further acknowledges and understands that the Company is under no obligation to register the Securities.  Grantee understands that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel satisfactory to the Company.

(c)           Grantee is familiar with the provisions of Rule 701 and Rule 144, each promulgated under the Securities Act, which, in substance, permit limited public resale of “restricted securities” acquired, directly or indirectly from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions.  Rule 701 provides that if the issuer qualifies under Rule 701 at the time of the grant of the Option to the Grantee, the exercise will be exempt from registration under the Securities Act.  In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ninety (90) days thereafter (or such longer period as any market stand-off agreement may require) the Securities exempt under Rule 701 may be resold, except in the case of affiliates, such Securities may be resold subject to the satisfaction of the applicable conditions specified by Rule 144, including: (1) the availability of certain public information about the Company, (2) the amount of Securities being sold during any three month period not exceeding specified limitations, (3) the resale being made in an unsolicited “broker’s transaction,” in transactions directly with a “market maker” or “riskless principal transactions” (as said terms are defined under the Securities Exchange Act of 1934) and (4) the timely filing of a Form 144, if applicable.

In the event that the Company does not qualify under Rule 701 at the time of the grant of the Option, then the Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which may require: the availability of current public information about the Company; the resale to occur more than a specified period after the purchase and full payment (within the meaning of Rule 144) for the Securities; and, in the case of the sale of Securities by an affiliate, the satisfaction of the conditions set forth in sections (2), (3) and (4) of the paragraph immediately above.

(d)           Grantee further understands that in the event all of the applicable requirements of Rule 701 or 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rules 144 and 701 are not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rules 144 or 701 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.  Grantee understands that no assurances can be given that any such other registration exemption will be available in such event.

(e)           Grantee represents that Grantee is a resident of the state of ____________________.

Signature of Grantee:

Date:

EXHIBIT C

TRANSFER AGREEMENT

THIS TRANSFER AGREEMENT (this “Agreement”) is made as of ____, 200__ by and among [Grantee] (the “Grantee”), [Holding Company] (the “Holding Company”) and AutoChina International Limited, a company incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, the Grantee holds an option (the “Option”) to purchase [   ] ordinary shares of the Company (the “Shares”);

WHEREAS, the Option was issued to the Grantee by the Company pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”) and a Notice and Share Option Award Agreement (the “Award Agreement”);

WHEREAS, the Holding Company is an investment holding company wholly owned by the Grantee;

WHEREAS, the Plan and the Award Agreement expressly permit the transfer of the Option by the Grantee to an investment holding company wholly owned by the Grantee,

NOW, THEREFORE, the parties hereto agree as follows:

1.           The Grantee hereby agrees to transfer the Option to the Holding Company in consideration of [   ] ordinary shares of the Holding Company (the “Holding Company Shares”), and the Holding Company hereby agrees to issue such Holding Company Shares to the Grantee in exchange for the Option.

2.           The Holding Company agrees to be bound by all provisions of the Plan and the Award Agreement (except those that relate to Grantee’s employment and provision of services) as if it were the Grantee thereunder.

3.           The Holding Company agrees that it shall not issue any securities to any third party other than the Grantee.  The Holding Company further agrees that it shall not be involved in any business activity except in connection with its ownership of the Option, such as exercising the Option (in full or in part) and holding and disposing of the Shares.

4.           Representations and Warranties.

(i)          The Holding Company hereby represents that its authorized share capital is [US$  ] divided into [   ] ordinary shares, par value [US$  each], [   ] of which are issued and outstanding.  As of the date hereof, all of the [   ] ordinary shares are held by the Grantee.  Upon the completion of the transactions contemplated hereunder, the Grantee will hold [   ] ordinary shares of the Holding Company, which will represent all of the issued and outstanding ordinary shares of the Holding Company.

(ii)         The Grantee hereby represents that it has valid title to the Option, free of liens, charges and other encumbrances, except as provided in the Plan, the Award Agreement and this Agreement.

(iii)        Each of the parties hereto represents that this Agreement, when delivered, will constitute the legal, valid and binding obligations of such party, enforceable against such party in accordance with its terms.

6.           Within five (5) business days following the execution of this Agreement, (i) the Holding Company shall issue a share certificate to the Grantee representing the Holding Company Shares and update its register of members accordingly; and (ii) the Company shall update its records to reflect the transfer of the Option from the Grantee to the Holding Company.

7.           This Agreement shall be governed by and construed under the laws of the Cayman Islands.

8.           This Agreement may be amended with the written consent of the Grantee, the Holding Company and the Company.

9.           This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

GRANTEE

HOLDING COMPANY

[Name of company]

By:

Name:
Title:

THE COMPANY

AutoChina International Limited

Name:
Title:

EXHIBIT A

AUTOCHINA INTERNATIONAL LIMITED
2009 EQUITY INCENTIVE PLAN

EXERCISE NOTICE

AutoChina International Limited
Attention: Corporate Secretary

1.           Effective as of today, ______________, the undersigned (the “Holder”) hereby elects to exercise the Holder’s option to purchase ___________ Ordinary Shares (the “Shares”) of AutoChina International Limited, a company incorporated under the laws of the Cayman Islands, (the “Company”) under and pursuant to the Company’s 2009 Equity Incentive Plan, as amended from time to time (the “Plan”) and the Share Option Award Agreement (the “Option Agreement”) and Notice of Share Option Award (the “Notice”) dated ______________, ________.  Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.  The Holder elects to pay the full Exercise Price for the Shares by the following means, as authorized by the Option Agreement:

☐ Cash

☐ Check

☐ Surrender or Attestation of Previously Owned Shares

☐ Broker-Dealer Sale and Remittance Procedure

☐ Net Exercise

☐ A combination of the foregoing methods of payment, with the number of Ordinary Shares pursuant to each of the foregoing methods of payment set forth immediately as follows in (parenthesis): Cash (________________), Check (________________), Surrender of Attestation of Previously Owned Shares (________________), Broker-Dealer Sale and Remittance Procedure (________________), Net Exercise (________________)

2.           Representations of the Holder.  The Holder acknowledges that the Holder has received, read and understood the Notice, the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

3.           Rights as Shareholder.  Until the issue of such Shares has been registered in the Register of Members of the Company, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option.  The Company shall register the issue of such Shares in the Register of Members of the Company and issue (or cause to be issued) such share certificate promptly after the Option is exercised.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 10 of the Plan.  The Holder shall enjoy rights as a shareholder until such time as the Holder disposes of the Shares.

4.           Delivery of Payment.  The Holder herewith delivers to the Company the full Exercise Price for the Shares, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 4(d) of the Option Agreement.

5.           Tax Consultation.  The Holder understands that the Holder may suffer adverse tax consequences as a result of the Holder’s purchase or disposition of the Shares.  The Holder represents that the Holder has consulted with any tax consultants the Holder deems advisable in connection with the purchase or disposition of the Shares and that the Holder is not relying on the Company for any tax advice.

6.           Taxes.  The Holder agrees to satisfy all income and employment or similar tax withholding obligations applicable pursuant to the laws of any relevant jurisdiction and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations.

7.           Restrictive Legends.  The Holder understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE OPTION AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.  SUCH TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SHARES.

8.           Successors and Assigns.  The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company.  Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon the heirs, executors, administrators, successors and assigns of the Holder.

9.           Construction.  The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

10.           Administration and Interpretation.  The Holder hereby agrees that any question or dispute regarding the administration or interpretation of this Exercise Notice shall be submitted by the Holder or by the Company to the Administrator.  The resolution of such question or dispute by the Administrator shall be final and binding on all persons.

11.           Governing Law; Severability.  This Exercise Notice is to be construed in accordance with and governed by the internal laws of Hong Kong without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of Hong Kong to the rights and duties of the parties.  Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

12.           Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

13.           Further Instruments.  The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

14.           Disclaimer with Respect to PRC Residents.  If the Holder is a resident of the People’s Republic of China (excluding Hong Kong, Macau, and Taiwan) (the “PRC Resident Holder”), then the PRC Resident Holder understands that the PRC Resident Holder is required to (i) file or register with, individually or collectively, as the case may be, the State Administration of Foreign Exchange (“SAFE”) and any other governmental authorities having jurisdiction over the PRC Resident Holder before the PRC Resident Holder can lawfully own the Shares, and (ii) secure approval from SAFE before the PRC Resident Holder can purchase foreign exchange with Renminbi, unless the PRC Resident Holder otherwise legally owns foreign exchange for the exercise of the PRC Resident Holder’s option to purchase the Shares, and such filing or approval is not always attainable, and if the PRC Resident Holder fails to secure filing with or approval from the PRC authorities, the PRC Resident Holder may have difficulties either to remit foreign exchange to the Company to exercise the PRC Resident Holder’s option to purchase the Shares or to receive proceeds when the PRC Resident Holder sells shares issued pursuant to the option.  Failure to comply with these rules may also result in sanctions under the PRC foreign exchange regulations.  It is the PRC Resident Holder’s duty to ensure full compliance with these PRC regulations at the PRC Resident Holder’s own expense and the Company assumes no responsibility to seek proper filing or approval on the PRC Resident Holder’s behalf.

15.           Entire Agreement.  The Notice, the Plan and the Option Agreement are incorporated herein by reference and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Holder with respect to the subject matter hereof, and may not be modified adversely to the Holder’s interest except by means of a writing signed by the Company and the Holder.  Nothing in the Notice, the Plan, the Option Agreement and this Exercise Notice (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.

Submitted by:	Accepted by:

HOLDER:	AUTOCHINA INTERNATIONAL LIMITED

By:

Title:
(Signature)

Address:	Address:

0

SPRING CREEK ACQUISITION CORP.

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SPRING CREEK ACQUISITION CORP.

The undersigned appoints James Sha and Diana Liu, and each of them with full power to act without the other, as proxies, each with the power to appoint a substitute, and thereby authorizes either of them to represent and to vote, as designated on the reverse side, all shares of common stock of Spring Creek Acquisition Corp. held of record by the undersigned on March 5, 2009 at the Special Meeting of Stockholders to be held on March 26, 2009, and any postponement or adjournment thereof.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS. THE BOARD OF DIRECTORS OF SPRING CREEK ACQUISITION CORP. RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS SHOWN ON THE REVERSE SIDE.

(Continued and to be signed on the reverse side.)

14475

P-1

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF

SPRING CREEK ACQUISITION CORP.

March 26, 2009

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20330000013003033000 9 032609

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL. THE BOARD OF DIRECTORS OF SPRING CREEK ACQUISITION CORP. RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Only if you voted "AGAINST" Proposal Number 1 and you hold shares of Spring Creek common stock issued in its initial public offering, you may exercise your redemption rights and demand that Spring Creek redeem your shares of common stock into a pro rata portion of the trust account by marking the "Exercise Redemption Rights" box below. If you exercise your redemption rights, then you will be exchanging your shares of Spring Creek common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the transaction is completed and you tender your shares to Spring Creek's transfer agent prior to the shareholder meeting relating to the acquisition.

EXERCISE REDEMPTION RIGHTS ☐

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Yong Hui Li
- ○ Thomas Luen-Hung Lau
- ○ Hui Kai Yan

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

P-2